Form 10KSB40, Exhibit 13
period 1998-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 1999-03-26
CIK 1009976

EXHIBIT 13

                           COMMERCIAL BANCSHARES, INC.
                              Upper Sandusky, Ohio

                                  ANNUAL REPORT
                                December 31, 1998











                                    CONTENTS







Comparative Summary of Selected Financial Data.........................     1

Management's Discussion and Analysis of Financial Condition and
  Results of Operations................................................     3

Independent Auditors' Report...........................................    16

Consolidated Financial Statements......................................    17

Notes to Consolidated Financial Statements.............................    21

Shareholder Information................................................    41

Board of Directors  ...................................................    42

Officers...............................................................    43

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

YEAR END BALANCES           1998              1997               1996           1995            1994
                            ----              ----               ----           ----            ----
Total assets            $ 210,403,732    $ 181,366,767    $ 180,960,972    $ 166,296,169    $ 160,720,897

Total deposits            173,097,795      161,801,162      165,891,962      151,622,166      148,706,484

Loans, net                157,454,266      124,884,537      115,136,180       97,735,400       94,168,905

Total securities           38,256,547       38,264,931       51,115,760       54,780,151       49,253,011

Total shareholders'
  equity                   17,047,628       15,688,343       14,313,245       14,095,728       11,512,387

Book value per
  outstanding share*            16.24            15.06            13.74            13.53            11.05

Outstanding shares
  at year end*              1,049,431        1,041,456        1,041,456        1,041,456        1,041,456

RESULTS OF OPERATIONS

Interest income         $  14,026,017    $  14,021,102    $  12,831,570    $  12,466,360    $  11,059,292
Interest expense            7,237,385        7,323,797        6,335,513        6,118,156        4,794,658
                        -------------    -------------    -------------    -------------    -------------
Net interest income         6,788,632        6,697,305        6,496,057        6,348,204        6,264,634
Provision for
  possible loan
  losses                     (472,073)        (613,000)        (205,800)        (100,000)        (234,725)
Other income                2,021,605        2,006,696        1,117,620        1,076,972          728,174
Salaries and
  employee benefits        (2,979,289)      (2,600,750)      (2,525,990)      (2,287,775)      (2,127,051)
Other expenses             (3,315,757)      (3,046,170)      (3,129,591)      (2,788,217)      (2,683,006)
                        -------------    -------------    -------------    -------------    -------------
Income before
  income taxes              2,043,118        2,444,081        1,752,296        2,249,184        1,948,026
Applicable
  income taxes               (426,210)        (605,024)        (371,515)        (561,695)        (489,517)
                        -------------    -------------    -------------    -------------    -------------

NET INCOME              $   1,616,908    $   1,839,057    $   1,380,781    $   1,687,489    $   1,458,509
                        =============    =============    =============    =============    =============

PER SHARE DATA*

Net income
     Basic              $        1.55    $        1.77    $        1.33    $        1.62    $        1.40
                        =============    =============    =============    =============    =============
     Diluted            $        1.53    $        1.76    $        1.33    $        1.62    $        1.40
                        =============    =============    =============    =============    =============

Cash dividend paid      $        0.74    $        0.70    $        0.67    $        0.53    $        0.53
                        =============    =============    =============    =============    =============

* Per share data is based on the weighted average number of shares outstanding during the year. Prior periods have been restated to reflect the 3-for-1 stock split in 1997 and the 25% stock split in 1996.

-------------------------------------------------------------------------------
                                   (Continued)
                                                                              1.

FINANCIAL RATIOS                          1998           1997              1996            1995            1994
                                          ----           ----              ----            ----            ----

Return on average total assets             0.86%           1.00%            0.82%           1.05%           0.94%

Return on average
  shareholders' equity                     9.98%          12.49%            9.83%          13.31%          11.99%

Average shareholders' equity
  to average total assets                  8.63%           7.98%            8.35%           7.88%           7.84%

Dividend payout                           47.94%          39.64%           50.28%          32.96%          38.13%


                  HISTORY OF STOCK SPLITS EFFECTED AS DIVIDENDS

              February 1973                     2-for-1 Stock Split
              March 1975                        2-for-1 Stock Split
              February 1977                         25% Stock Split
              March 1980                            25% Stock Split
              March 1982                            25% Stock Split
              March 1983                            25% Stock Split
              May 1986                              25% Stock Split
              May 1990                              25% Stock Split
              March 1996                            25% Stock Split
              June 1997                         3-for-1 Stock Split



-------------------------------------------------------------------------------
                                   (Continued)
                                                                              2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes" and similar expressions as they relate to the Corporation or its management are intended to identify such forward-looking statements. The Corporation's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, unforeseen business risks related to Year 2000 computer systems issues, government policies and regulations and rapidly changing technology affecting financial services.

RESULTS OF OPERATIONS

Net income of $1,616,908 in 1998 represents a 12.1% decrease from the net income of $1,839,057 in 1997. Diluted earnings per share decreased proportionately from $1.76 in 1997 to $1.53 in 1998. The major factors that have influenced these results are discussed below.

NET INTEREST INCOME

Net interest income, the primary source of earnings for the Commercial Bancshares, Inc. (the "Corporation"), is the amount by which interest and fees on loans and investments exceed the interest cost of deposits and other borrowings to fund them. Changes in mix and volume of earning assets and interest-bearing liabilities and their related yields and interest rates have a major impact on earnings. Management attempts to manage the repricing of assets and liabilities to achieve a stable level of net interest income and minimize the effect of significant changes in the market level of interest rates. Management is active in pricing and promotion of loan and deposit products as well as closely monitoring Corporate investment securities classified as available for sale.

The interest rate sensitivity gap (GAP) table on the next page indicates that, as of December 31, 1998, rate sensitive assets exceed rate sensitive liabilities in the one year or less time horizon by approximately $1,486,000. Management believes this places the Corporation in a desirable position for 1999 as the Company's interest margin should not be significantly impacted by moderate fluctuations in interest rates. For purposes of the GAP table, management has included passbook savings and NOW checking accounts in the one through five-year and over-five-year periods. These deposits were not historically considered rate sensitive, however, with the dramatic decrease in rates in 1992 and 1993 management did adjust the rates paid on these accounts and began to include these deposits in the one year time window which has a significant impact on the GAP position. If rates rise in the future these deposit products will rise but only to historical levels which have been among the most inexpensive products offered by the Bank. In addition, these deposit products are not tied to an external index, which gives management flexibility in timing future rates increases to these products.

-------------------------------------------------------------------------------
                                  (Continued)
                                                                              3.

INTEREST RATE SENSITIVITY GAPS AS OF DECEMBER 31, 1998

                                                                            One             Over
                                                         One Year         through           five
                                                          Or Less       Five Years          Years           Total
                                                          -------       ----------          -----           -----
Assets
     Loans (a)                                       $     64,658     $     41,382    $     52,735     $    158,775
     Securities (a)                                        11,676            1,220          25,366           38,262
                                                     ------------     ------------    ------------     ------------

Rate-sensitive assets (RSA)                                76,334           42,602          78,101          197,037

Liabilities
     Interest-bearing demand (b)                            3,031           32,694           7,416           43,141
     Savings (b)                                                            15,679           3,920           19,599
     Interest-bearing time                                 64,097           30,245             219           94,561
     Federal funds purchased                                7,720           11,500                           19,220
                                                     ------------     ------------    ------------     ------------

Rate sensitive liabilities (RSL)                           74,848           90,118          11,555          176,521
                                                     ------------     ------------    ------------     ------------

Period GAP (c)                                       $      1,486     $    (47,516)   $     66,546     $     20,516
                                                     ============     ============    ============     ============

Cumulative GAP                                       $      1,486     $    (46,030)   $     20,516
                                                     ============     ============    ============

% of total assets                                            0.71%          (22.58)%         31.63%
                                                     ============     ============    ============

% rate sensitive assets/rate sensitive
  liabilities                                              101.99%           47.27%         675.91%
                                                     ============       ==========    ============

(a) Loans and mortgage-backed securities are assumed to adjust based on their contractual terms, with no assumptions as to repayments.

(b) Management has included these accounts in the one through five and over five years time horizons based on past experience with rate adjustments on these accounts.

(c) GAP is defined as rate sensitive assets less rate sensitive liabilities and may be expressed in dollars or as a percentage.

While the volume of both earning assets and interest-bearing liabilities increased in 1998, differences in rates and deposit mix served to offset the impact to net interest income. The average yield on earning assets decreased from 8.33% in 1997 to 8.26% in 1998. The major factors were a decrease in the yield on securities and a slight decrease in the yields on loans. Management continued its emphasis on commercial loans, which is reflected in the portfolio growth of approximately $18,491,000. To remain competitive, loans were priced very aggressively and an overall decline in loan pricing was seen in 1998. In addition, the installment loan portfolio increased $7,863,000 in 1998. The increase was primarily in the indirect loan portfolio. This increase is due to a change in management's focus from lower-yielding automobile loans to loans on horse trailers, which generally have higher yields and longer maturities. Charge offs on installment loans have been high in the past; however, management does not anticipate an increased level of charge offs to continue. The Bank has strategically targeted managed growth in the commercial and indirect areas for 1999. Alternative lower cost sources of funds such as Federal Home Loan Bank advances and federal funds purchased are available, if needed, to fund this growth.

-------------------------------------------------------------------------------
                                  (Continued)

                                                                              4.

Management continues to closely monitor net interest income, while maintaining competitive loan and deposit rates in the markets served. Although no one can accurately predict future movement in interest rates, management expects a continued stable to slightly lower rate environment for 1999.


-------------------------------------------------------------------------------
                                  (Continued)

                                                                              5.

The following tables further illustrate the impact on net interest income of changes in average balances and yields of the Corporation's assets and liabilities.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

                                      -------------------1998-----------------      -------------------1997------------------
                                                         ----                                          ----
                                          Average          Income/     Average         Average          Income/      Average
                                        Balance (4)        Expense      Yield        Balance (4)        Expense       Yield
                                        -------            -------      -----        -------            -------       -----
Short-term investments                $   2,231,342    $    117,104    5.25%        $   1,484,288    $      77,472   5.22%
Securities
   Taxable (1)                           23,921,057       1,337,496    5.53            32,585,903        2,072,713   6.28
   Tax exempt (1 and 2)                  17,837,730       1,284,859    7.08            14,890,047        1,142,958   7.68
Loans (3)                               130,470,193      11,723,410    8.99           123,577,448       11,116,565   9.00
                                      -------------    ------------    ----         -------------    -------------   ----

     Total earning assets               174,460,322      14,462,869    8.26%          172,537,686       14,409,708   8.33%
                                                       ------------    ====                          -------------   ====
Other assets                             13,235,640                                    11,970,957
                                      -------------                                 -------------

     Total assets                     $ 187,695,962                                 $ 184,508,643
                                      =============                                 =============

Deposits
   Interest-bearing demand deposits   $  39,985,521    $  1,100,019    2.75%        $  35,508,530          963,126   2.71%
   Savings deposits                      19,246,791         491,928    2.56            19,900,106          534,422   2.69
   Time deposits                         94,662,246       5,418,913    5.72            98,642,740        5,735,511   5.81
   Borrowed funds                         5,668,847         226,525    4.00             1,587,509           90,738   5.72
                                      -------------    ------------    ----         -------------    -------------   ----
     Total interest bearing
      liabilities                       159,563,405       7,237,385    4.54%          155,638,885        7,323,797   4.71%
                                      -------------    ------------    ====         -------------    -------------   ====

Noninterest bearing demand               11,744,718                                    13,176,789
Other liabilities                           192,285                                       974,417
Shareholders' equity                     16,194,854                                    14,718,552
                                      -------------                                 -------------
     Total liabilities and
       shareholders' equity           $ 187,695,962                                 $ 184,508,643
                                      =============                                 =============

Net interest income                                    $  7,225,484                                  $   7,085,911
                                                       ============                                  =============
As a percentage of earning assets:
   Interest income                                                     8.26%                                         8 33%
   Interest expense                                                    4.13                                          4.23
                                                                       ----                                          ----
     Net interest income                                               4.13%                                         4.10%
                                                                       ====                                          ====

(1) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.

(2) Income is computed on a fully-taxable equivalent basis using a 34% tax rate. The amount of such adjustments was $436,852 and $388,606 for 1998 and 1997, respectively.

(3)      Nonaccrual loans are included in the average balances presented.

(4)      Average is a daily average balance.

-------------------------------------------------------------------------------
                                  (Continued)
                                                                              5.

INTEREST RATES AND INTEREST DIFFERENTIAL

                                            1998 Compared to 1997                       1997 Compared to 1996
                                             Increase/(Decrease)                         Increase/(Decrease)
                                             -------------------                         -------------------

                                                    Change      Change                          Change          Change
                                        Total       due to      due to             Total        due to          due to
                                       Change       Volume       Rate             Change        Volume           Rate
                                       ------       ------       ----             ------        ------           ----
Short-term investments               $   39,632   $   39,204   $      428       $  (49,049)   $    (53,691)  $     4,642
Investment and mortgage-
  backed securities
   Taxable                             (735,217)    (505,325)    (229,892)          95,970          93,355         2,615
   Tax exempt (1)                       141,901      215,632      (73,731)          (6,103)         64,310       (70,413)
Loans (2)                               606,845      619,362      (12,517)       1,146,639       1,330,748      (184,109)
                                     ----------   ----------   ----------       ----------    ------------   -----------

     Total earning assets                53,161      368,873     (315,712)       1,187,457       1,434,722      (247,265)
                                     ----------   ----------   ----------       ----------    ------------   -----------

Deposits
   Interest-bearing demand deposits     136,893      122,988       13,905          (14,662)         (9,564)       (5,098)
   Savings deposits                     (42,494)     (17,202)     (25,292)         (26,973)        (20,986)       (5,987)
   Time deposits                       (316,598)    (228,855)     (87,743)         986,338         924,832        61,506
Short-term borrowed funds               135,787      170,443      (34,656)          43,581          44,585        (1,004)
                                     ----------   ----------   ----------       ----------    ------------   -----------
     Total interest bearing
       liabilities                      (86,412)      47,374     (133,786)         988,284         938,867        49,417
                                     ----------    ---------   ----------       ----------    ------------   -----------

Net interest income                  $  139,573   $  321,499   $ (181,926)      $  199,173    $    495,855   $  (296,682)
                                     ==========   ==========   ==========       ==========    ============   ===========

For purposes of these tables, the changes in interest due to both volume and rate have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

(1) Tax exempt income is adjusted to a fully tax equivalent basis using a 34% tax rate.

(2) Nonaccrual loan balances are included for purposes of computing the rate and volume effects although interest on these balances has been excluded.

------------------------------------------------------------------------------
                                  (Continued)
                                                                              6.

ALLOWANCE AND PROVISION FOR POSSIBLE LOAN LOSS

The allowance for possible loan losses on December 31, 1998 was $1,182,848 or 0.75% of total loans. This compares to $1,075,385 or .85% of total loans in 1997. The Corporation's policy is to charge off loans when, in management's opinion, collection is in doubt. All loans charged off are subject to continuing review and concerted efforts are made to maximize recovery.

The Corporation provided $472,000 to the allowance for loan losses in 1998 to maintain the allowance balance at an adequate level following charge-offs of $467,000 and recoveries of $103,000. The provision for allowance for loan losses was $141,000 lower than 1997 due to management's decreased activity in the riskier, indirect automobile market.

The following schedule presents analysis of the allowance for loan losses, average loan data, and related ratios for the years ended December 31, 1998 and 1997.

(In thousands of dollars)                                           1998         1997
                                                                    ----         ----
Balance at beginning of period                                     $ 1,075     $ 1,019
Loans changed off:
     Commercial                                                        (45)        (42)
     Real estate                                                        (0)         (0)
     Installment                                                      (422)       (601)
                                                                   -------     -------
         Total loans charged off                                      (467)       (643)
                                                                   -------     -------
Recoveries of loans previously charged off:
     Commercial                                                          5          30
     Real estate                                                         0           0
     Installment                                                        98          56
                                                                   -------     -------
         Total loan recoveries                                         103          86
                                                                   -------     -------

Net loans charged off                                                 (364)       (557)
Provision charged to operating expense                                 472         613
                                                                   -------     -------

Balance at end of period                                           $ 1,183     $ 1,075
                                                                   =======     =======

Ratio of net charge-offs to average loans outstanding for period      0.28%       0.45%

The allowance for possible loan losses is maintained by management at a level considered adequate to cover probable losses that are currently anticipated based on past loss experience, general economic conditions, information about a specific borrower including their financial position and collateral values, and other factors and estimates which are subject to change over time. To maintain an adequate allowance management also considers the historical trend of delinquencies and nonperforming loans as well as changes in the composition and mix of the loan portfolio.

-------------------------------------------------------------------------------
                                                                              7.

The following schedule is a breakdown of the allowance for loan losses allocated by type of loan and related ratios.

                                                                 Allocation Of The Allowance For Loan Losses
                                                                 -------------------------------------------
                                                                      Percentage of                   Percentage of
                                                                       Loans in Each                  Loans in Each
                                                        Allowance       Category to      Allowance     Category to
                                                         Amount         Total Loans       Amount       Total Loans
                                                         ------         -----------       ------       -----------
(In Thousands Of Dollars)                                       December 31, 1998           December 31, 1997
                                                                -----------------           -----------------
Commercial                                           $       509         49.91%       $       530     48.17%
Real estate                                                   93         23.61                 95      24.72
Consumer                                                     559         26.48                442      27.11
Unallocated                                                   22           N/A                  8        N/A
                                                     -----------        ------        -----------    -------

     Total                                           $     1,183        100.00%       $     1,075     100.00%
                                                     ===========        ======        ===========    =======

Nonaccrual loans totaled $1,168,537 at December 31, 1998 as compared to $1,073,000 at December 31, 1997. Management believes nonaccrual loans are adequately reserved for and no additional loss is expected. The policy for placing loans on nonaccrual status is to cease accruing interest on loans when management believes that the collection of interest is doubtful, or when loans are past due as to principal and interest ninety days or more, except that in certain circumstances interest accruals are continued on loans deemed by management to be fully collectible. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after ninety days beyond the due dates. When loans are charged off, any accrued interest recorded in the fiscal year is charged against interest income. The remaining balance is treated as a loan charged-off.

The Corporation considers loans impaired if full principal and interest payments are not anticipated. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans.

Commercial loans and commercial real estate loans that are classified as substandard or doubtful through the internal loan review process, and loans that have been placed on nonaccrual status are evaluated for impairment on a loan-by-loan basis. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans included residential first mortgage loans, home equity, automobile and credit card loans.

-------------------------------------------------------------------------------
                                                                              8.

The following schedule summarizes nonperforming and impaired loans as of December 31, 1997 and 1998.

                                                                                                December 31
                                                                                                -----------
(In thousands of dollars)                                                                   1998          1997
                                                                                            ----          ----
Impaired loans                                                                          $     1,068     $     1,405
                                                                                        ===========     ===========

Loans accounted for on a nonaccrual basis (most of which are also
  impaired)                                                                             $     1,169     $     1,073

Accruing loans which are contractually past due 90 days or more as
  to interest or principal payments                                                              91             289

Loans which are "troubled debt restructurings" as defined in
  Statement of Financial Accounting Standard No. 15 (exclusive of loans
  listed above)                                                                                  --              --
                                                                                        -----------     -----------

     Total nonperforming loans                                                          $     1,260     $     1,362
                                                                                        ===========     ===========

No interest income was recognized on impaired loans in 1998 and 1997.

Another factor associated with asset quality is Other Real Estate Owned ("OREO"). OREO represents properties acquired by the Corporation through loan defaults by customers. At December 31, 1998, the balance in OREO was $921,500, representing the acceptance of a deed in lieu of foreclosure in late 1994. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property.


NONINTEREST INCOME

Total noninterest income of $2,021,605 was 0.74% higher than the 1997 figure of $2,006,696. Noninterest income for 1997 included a gain on the sale of the property, equipment and deposits of the Kenton branch. This was offset in 1998 by an increase in overdraft fees and loan servicing income for loans sold. An additional contributor to noninterest income was a $184,709 increase in net gains on sale of securities and an increase of $360,871 in net gains on loan sales due to increased activity in this area.


NONINTEREST EXPENSE

Total noninterest expense increased $648,126 in 1998. Customary merit increases of employee salaries; the addition of three executive officers; and increases in professional fees were offset by a reduction in data processing expense.

-------------------------------------------------------------------------------

                                                                              9.

INCOME TAXES

Income tax expense of $426,210 in 1998 represents 20.9% of income before taxes compared to 24.8% in 1997. These effective tax rates are both lower than the statutory rate of 34%, primarily resulting from the Bank's investment in tax-exempt obligations from states and political subdivisions. Tax exempt income from securities represented 6.05% and 5.38% of total interest income in 1998 and 1997.


FINANCIAL CONDITION

TOTAL ASSETS

Total assets increased to $210,403,732, or 16.01%, at December 31, 1998 from $181,366,767 at December 31, 1997. Net loans increased $32,569,729 or 26.08%
while securities did not significantly change. Cash and cash equivalents decreased 5.89% from 1997.

The Corporation received approval from the appropriate regulatory agencies in 1997 to form a finance company, Advantage Finance, Inc. (Advantage), in Marion, Ohio. The purpose of Advantage is to provide financing for higher-risk borrowers not meeting the more stringent underwriting criteria of the Bank. Operations began in the second quarter of 1998, with Advantage operating as a subsidiary of the Corporation. In January 1999, the Corporation received regulatory approval to establish Advantage as a subsidiary of the Bank to facilitate its future operations. At December 31, 1998, Advantage had loans made to customers of $496,000.

Management has purchased a building to establish an additional branch in Marion, Ohio and has plans to expand and remodel several existing branches in 1999. Capital expenditures are expected to approximate $500,000 related to these projects. As these projects are completed and staffed, management expects that occupancy expense, salaries and benefits and other expenses related to operations will increase.


LOANS

Consumer and credit card loans increased $7,862,730 or 23.02% from 1997 levels. The Corporation was active in the indirect loan business, specifically loans for horse trailers, which accounted for substantial consumer loan growth in 1998. Commercial loans were increased 30.47% in 1998 through the Corporation's Business Development Team and strategically lower interest rates. Management is committed to strengthening business relationships and providing incentives for loan growth.

-------------------------------------------------------------------------------
                                                                             10.

Real estate loans showed an increase of $5,657,954, or 22.56%, which primarily represents one-to four-family loans. Loans originated for sale in the secondary market and still retained by the Bank at year end are classified as loans held for sale and are carried at the lower of cost or fair value and were approximately $2,276,000 and $5,191,000 at December 31, 1998 and 1997. With the demand for mortgage loans continuing to be in the fixed rate area, the Corporation will continue to sell fixed rate mortgage loans to the Federal Home Loan Mortgage Corporation (FHLMC) as the Bank is an authorized seller/servicer for the FHLMC. Management anticipates the amount of fixed rate loans sold to FHLMC with servicing retained by the Bank to continue with the low-interest-rate environment. Loans sold to the FHLMC for which the Bank retains servicing rights totaled $46,931,540 as of December 31, 1998, compared to $23,411,756 as of December 31, 1997. At December 31, 1997, other assets include a receivable of approximately $3,508,000 for loans sold.

The Bank's loan portfolio represents it largest and highest yielding earning assets. It also contains the most risk of loss. This risk is due primarily to changes in borrowers' primary repayment capacity, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures and training of personnel.

The following is a schedule of maturities of fixed rate loans based on contract terms, excluding real estate mortgage and installment loans, rounded to the nearest thousand, as of December 31, 1998.

                                                          One Year          One Through          Over
                                                           Or Less          Five Years        Five Years
                                                           -------          ----------        ----------

         Total fixed rate Commercial Loans           $    3,223,000     $    5,720,000    $     26,971,000

The following is a schedule of the repricing frequency of variable rate loans, excluding real estate mortgage and installment loans, rounded to the nearest thousand, as of December 31, 1998.

                                                                          Three Months           Over
                                                                             Or Less         Three Months
                                                                             -------         ------------
         Total variable rate Commercial Loans                           $    25,855,000     $   17,400,000


INVESTMENT AND MORTGAGE-BACKED SECURITIES

Mortgage-backed securities increased $556,000 or 2.99%; obligations of federal agencies decreased $1,600,000 or 37.83%; and obligations of state and political subdivisions increased $2,469,000 or 22.30% in 1998. Securities were sold to fund the Bank's increased loan demand.

In order to provide additional liquidity for loan growth in 1998, management sold its remaining obligations of federal agencies classified as held to maturity. Management does not anticipate classifying securities as held to maturity in the foreseeable future.

-------------------------------------------------------------------------------
                                                                             11.

As of December 31, 1998, there are no concentrations of securities of any one issuer, other than U.S. Government and Government Agencies, whose carrying value exceeds 10% of shareholders' equity.

The following is a schedule, by carrying value, of maturities for each category of debt securities and the related weighted average yield of such securities as of December 31, 1998:

                     -----------------------------------------Maturing --------------------------------------------
(In thousands of dollars)                          After One                After Five
                           One Year              Year Through              Years Through                After
                            or Less               Five Years                 Ten Years                Ten Years
                       Amount     Yield        Amount     Yield        Amount       Yield       Amount      Yield
                       ------     -----        ------     -----        ------       -----       ------      -----
Available for sale
    Obligations of
      federal
      agencies                                                    $    2,686,644   5.98%
    Obligations of
      state and
      political
      subdivisions                                                     1,053,306   4.99      $  12,428,325  4.73%
    Corporate bonds                        $   928,931  5.64%          1,027,981   6.30
    Mortgage-
      backed
      securities                                                       3,573,327   5.50         15,612,073  5.35
                      --------   -------   -----------  ----      --------------   ----      -------------  ----
       Total          $     --       --%   $   928,931  5.64%     $    8,341,258   5.69%     $  28,040,398  5.04%
                      ========   ======    ===========  ====      ==============   ====      =============  ====

The weighted average interest rates are based on coupon rates for investment and mortgage-backed securities purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount. The weighted average yield on tax exempt obligations has not been determined on a tax equivalent basis. Equity securities consist of Federal Home Loan Bank stock that bears no stated maturity or yield and is not included in this analysis. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions. Available-for-sale yields are based on amortized cost balances.




DEPOSITS

Total deposits increased $11,297,000, or 6.98%. Management concentrated on producing a sales culture in the Corporation during 1998. The increase in deposits is primarily the result of sales goals and incentives at the branches instead of rate specials.

-------------------------------------------------------------------------------
                                                                             12.

The following is a schedule of maturities of time certificates of deposit in amounts of $100,000 or more as of December 31, 1998:

(In thousands of dollars)

         Three months or less                                $      3,018,294
         Over three months through six months                       4,325,030
         Over six through twelve months                             9,442,871
         Over twelve months                                         5,347,267
                                                             ----------------

              Total                                          $     22,133,462
                                                             ================


CAPITAL RESOURCES

Total shareholders' equity at December 31, 1998 was $17,047,628 an increase of $1,359,285 or 8.66% from total shareholders equity of $15,688,343 at December 31, 1997. The increase is primarily due to 1998 net income of $1,616,908 offset by the Corporation's dividend payout which amounted to $775,173 for the year ended December 31, 1998. An additional contributor to the increase in shareholders' equity was the higher market value of the Bank's available-for-sale investment portfolio, which shows an unrealized gain of $142,983 (net of tax) at December 31, 1998 compared to an unrealized loss of $226,210 (net of tax) at December 31, 1997.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 1998, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8%, with half of the capital composed of core capital. Minimum leverage ratios range from 3% to 5% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution's balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution's Tier 1 capital with certain limitations in meeting the total risk-based capital requirements.

At December 31, 1998, the Bank's total risk-based capital ratio and leverage ratio were 11.6% and 8.1%, thus exceeding the minimum regulatory requirements. At December 31, 1997, the ratios were 13.2% and 8.4%.

The Corporation has similar capital requirements on a consolidated basis as described in Note 12 of the consolidated financial statements.

-------------------------------------------------------------------------------
                                                                             13.

The Corporation's Board of Directors declared cash dividends of $.37 per share in May, $.18 per share in August and $.19 per share in November of 1998, paying a total of $775,173. The Corporation's 1998 return on average shareholder equity was 10.62% compared to 12.49% in 1997. Total cash dividends paid in 1998 represented 47.94% of 1998 net income. This compares to a dividend payout ratio of 39.64% in 1997.


LIQUIDITY

Liquidity management for the Bank centers around the assurance funds are available to meet the loan and deposit needs of its customers and the Bank's other financial commitments.

Cash and noninterest bearing deposits with banks, federal funds sold and other short-term investments totaled $6,692,802 at December 31, 1998 and $7,111,986 at December 31, 1997. These assets provide the primary source of liquidity for the Bank. In addition, the Bank has designated its investment portfolio as available for sale to provide an additional source of liquidity.

A measure of liquidity is the relationship of loans to deposits and borrowed funds. Lower ratios indicate greater liquidity. At December 31, 1998 and 1997, the ratio of loans (net of unearned income) to deposits and borrowed funds was 82.49% and 76.42%, respectively, considered an acceptable level of liquidity by management.


IMPACT OF INFLATION

The financial data included herein has been prepared in accordance with generally accepted accounting principals (GAAP), which generally does not recognize changes in the relative value of money due to inflation or recession.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in monetary and fiscal policy. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today's volatile economic environment. The Bank seeks to insulate itself from interest rate volatility by ensuring that rate-sensitive assets and rate-sensitive liabilities respond to changes in interest rates in a similar period and to a similar degree.

-------------------------------------------------------------------------------
                                                                            14.

YEAR 2000

The Corporation uses a third-party data processing center, which also provides data processing services to other financial institutions. The Corporation's lending and deposit activities are almost entirely dependent on computer systems which process and record transactions, although the Corporation can effectively operate with manual systems for brief periods when its electronic systems malfunction or cannot be accessed. In addition to its basic operating activities, the Corporation's facilities and infrastructure, such as security systems and communications equipment, are dependent, to varying degrees, on computer systems.

The Corporation is aware of the potential Year 2000 related problems that may affect the computers that control or operate the Corporation's operating systems, facilities and infrastructure. In 1997, the Corporation began a process of identifying any Year 2000 related problems that may be experienced by its computer-operated or computer-dependent systems. Each application has been identified as "Mission Critical" or "Nonmission Critical." The Corporation has contacted the companies that supply or service the Corporation's computer-operated or computer-dependent systems to obtain confirmation that each system that is material to the operations of the Corporation is either currently Year 2000 compliant or is expected to be Year 2000 compliant. With respect to systems that cannot presently be confirmed as Year 2000 compliant, the Corporation will continue to work with the appropriate supplier or servicer to ensure all such systems will be rendered compliant in a timely manner, with minimal expense to the Corporation or disruption of the Corporation's operations. All of the identified computer systems affected by the Year 2000 issue are currently in the renovation, validation or implementation phase of the process of becoming Year 2000 compliant. As a contingency plan, however, the Corporation has determined that if the Corporation's systems fail the Corporation would implement manual systems until such systems could be re-established. The Corporation does not anticipate that such short-term manual systems would have a material adverse effect on the Corporation's operations. At this time, however, the expense that may be incurred by the Corporation in connection with system failure related to the Year 2000 issue cannot be determined.

In addition to the possible issues related to its own systems, the Corporation could incur losses if loan payments are delayed due to Year 2000 problems affecting any of the Corporation's significant borrowers or impairing the payroll systems of large employers in the Corporation's primary market area. Because the Corporation's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and the Corporation's primary market area is not significant dependent on one employer or industry, the Corporation does not expect any significant or prolonged Year 2000 related difficulties will affect net earnings or cash flow. At this time, the expense that may be incurred by the Corporation in connection with Year 2000 issues confronting its customers cannot be determined.

-------------------------------------------------------------------------------

                                                                             15.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio


We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.





                                          Crowe, Chizek and Company LLP

Columbus, Ohio
January 22, 1999

-------------------------------------------------------------------------------
                                                                             16.

                           COMMERCIAL BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1998 and 1997

------------------------------------------------------------------------------


                                                            1998                  1997
                                                            ----                  ----
ASSETS
Cash and cash equivalents                                  $   6,692,802    $   7,111,986
Securities available for sale                                 38,256,547       35,508,713
Securities held to maturity (Fair value - $2,974,830)                           2,756,218
Total loans                                                  158,637,114      125,959,922
Allowance for possible loan loss                              (1,182,848)      (1,075,385)
                                                           -------------    -------------
     Loans - net                                             157,454,266      124,884,537
Premises and equipment, net                                    3,957,927        3,655,643
Other real estate, net                                           921,500        1,065,000
Accrued interest receivable                                    1,054,578        1,164,985
Other assets                                                   2,066,112        5,219,685
                                                           -------------    -------------


              Total assets                                 $ 210,403,732    $ 181,366,767
                                                           =============    =============


LIABILITIES
Deposits
     Noninterest-bearing demand                            $  16,800,775    $  14,624,943
     Interest-bearing demand                                  39,985,521       34,457,007
     Savings and time deposits                                94,178,037       91,673,757
     Time deposits $100,000 and greater                       22,133,462       21,045,455
                                                           -------------    -------------
         Total deposits                                      173,097,795      161,801,162
Accrued interest payable                                         422,085          440,260
Borrowed funds                                                19,220,000        3,030,000
Other liabilities                                                616,224          407,002
                                                           -------------    -------------
     Total liabilities                                       193,356,104      165,678,424
                                                           -------------    -------------


SHAREHOLDERS' EQUITY
Common stock, no par value, 4,000,000 shares
 authorized,  1,049,431 and 1,041,456 issued and
 outstanding in 1998 and 1997                                  7,963,870        7,815,513
Retained earnings                                              8,940,775        8,099,040
Unrealized gain (loss) on securities available for sale          142,983         (226,210)
                                                           -------------    -------------
     Total shareholders' equity                               17,047,628       15,688,343
                                                           -------------    -------------

              Total liabilities and shareholders' equity   $ 210,403,732    $ 181,366,767
                                                           =============    =============

-------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                            17.

                         COMMERCIAL BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                     Years ended December 31, 1998 and 1997

-------------------------------------------------------------------------------



                                                                 1998        1997
                                                                 ----        ----
INTEREST INCOME
Loans, including fees                                        $11,723,410   $11,116,565
Securities
     Taxable                                                   1,337,496     2,072,713
     Tax exempt                                                  848,007       754,352
Other and dividends                                              117,104        77,472
                                                             -----------   -----------
     Total interest income                                    14,026,017    14,021,102

INTEREST EXPENSE
Deposits                                                       7,010,860     7,233,059
Other borrowings                                                 226,525        90,738
                                                             -----------   -----------
     Total interest expense                                    7,237,385     7,323,797

NET INTEREST INCOME                                            6,788,632     6,697,305

Provision for possible loan loss                                 472,073       613,000
                                                             -----------   -----------

Net interest income after provision for possible loan loss     6,316,559     6,084,305
                                                             -----------   -----------

NONINTEREST INCOME
Service fees and overdraft charges                               856,789       769,083
Security gains, net                                              335,874       151,165
Loan sale gains, net                                             585,096       224,225
Gain on branch sale                                                            656,300
Other income                                                     243,846       205,923
                                                             -----------   -----------
     Total noninterest income                                  2,021,605     2,006,696
                                                             -----------   -----------

NONINTEREST EXPENSES
Salaries and employee benefits                                 2,979,289     2,600,750
Occupancy, furniture and equipment                               569,017       559,832
State taxes                                                      289,225       278,123
Data processing                                                  552,386       603,846
FDIC deposit insurance                                            28,989        28,694
Professional fees                                                162,419        86,909
Other operating expenses                                       1,713,721     1,488,766
                                                             -----------   -----------
     Total noninterest expenses                                6,295,046     5,646,920

Income before income taxes                                     2,043,118     2,444,081

Income tax expense                                               426,210       605,024
                                                             -----------   -----------

NET INCOME                                                   $ 1,616,908   $ 1,839,057
                                                             ===========   ===========

Basic earnings per common share                              $      1.55   $      1.77
                                                             ===========   ===========
Diluted earnings per common share                            $      1.53   $      1.76
                                                             ===========   ===========

-------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             18.

                         COMMERCIAL BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years Ended December 31, 1998 and 1997

-------------------------------------------------------------------------------


                                                                                   Unrealized
                                                                                 Gain (Loss) on
                                                                                   Securities            Total
                                 Common        Paid-in           Retained           Available        Shareholders'
                                  Stock        Capital           Earnings           For Sale            Equity
                                  -----        -------           --------           --------            ------

Balance,
  January 1, 1997           $   4,339,400  $     3,476,113    $    6,989,002     $     (491,270)   $     14,313,245

Comprehensive income:
    Net income                                                     1,839,057                              1,839,057
    Change in net
      unrealized gain (loss)
      on securities available
      for sale, net of
      reclassification and
      tax effects                                                                       265,060             265,060
                                                                                                   ----------------
       Total comprehensive
         income                                                                                           2,104,117

Cash dividends
  declared ($0.70 per
  common share)                                                     (729,019)                              (729,019)

Change to no par
  common stock                  3,476,113       (3,476,113)
                            -------------  ---------------    --------------     --------------    ----------------

Balance,
  December 31, 1997             7,815,513                0         8,099,040           (226,210)         15,688,343

Comprehensive income:
    Net income                                                     1,616,908                              1,616,908
    Change in net
      unrealized gain (loss)
      on securities available
      for sale, net of
      reclassification and
      tax effects                                                                       369,193             369,193
                                                                                                   ----------------
       Total comprehensive
         income                                                                                           1,986,101

Cash dividends
  declared ($.74  per
  common share)                                                     (775,173)                              (775,173)

Stock Options Exercised
  (7,675 shares)                  148,357                                                                   148,357
                            -------------  ---------------    --------------     --------------    ----------------

Balance,
  December 31, 1998         $   7,963,870  $             0    $    8,940,775     $      142,983    $     17,047,628
                            =============  ===============    ==============     ==============    ================

-------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             19.

                           COMMERCIAL BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Years ended December 31, 1998 and 1997

------------------------------------------------------------------------------


                                                                                      1998              1997
                                                                                      ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                                 $     1,616,908    $      1,839,057
     Adjustments to reconcile net income to net cash from
       operating activities
         Depreciation                                                                   305,563             349,060
         Provision for loan loss                                                        472,073             613,000
         Deferred income taxes                                                          219,015             (22,762)
         Gain on sale of securities                                                    (335,874)           (151,165)
         Gain on sale of loans                                                         (585,096)           (224,225)
         Gain on sale of branch premises
           and equipment                                                                                    (29,167)
         Gain on sale of branch deposits                                                                   (627,133)
         Loss on other real estate owned                                                143,500              85,000
         Stock dividends on FHLB stock                                                  (33,600)            (38,900)
         Net amortization on investments                                                350,071             142,996
         Amortization of intangible assets                                               31,031              67,028
         Changes in
              Loans held for sale                                                     3,499,538          (5,888,380)
              Interest receivable                                                       110,407             180,632
              Interest payable                                                          (18,175)            (17,425)
              Other assets and liabilities                                            3,000,145            (156,439)
                                                                                ---------------    ----------------
         Net cash from operating activities                                           8,775,506          (3,878,823)
                                                                                ---------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Securities held to maturity
         Sales                                                                        3,000,000
     Securities available for sale
         Purchases                                                                  (48,794,196)        (31,414,262)
         Maturities and repayments                                                    6,516,889           5,947,196
         Sales                                                                       39,786,890          38,754,663
     Net change in loans                                                            (35,956,243)         (7,759,099)
     Proceeds from sale of premises and equipment                                                           274,387
     Bank premises and equipment expenditures                                          (607,847)            (90,169)
                                                                                ---------------    ----------------
         Net cash from investing activities                                         (36,054,507)          5,712,716
                                                                                ---------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                                          11,296,633           5,808,585
     Sale of branch deposits, net                                                                        (9,130,923)
     Net change in borrowed funds                                                    16,190,000           3,030,000
     Cash dividends paid                                                               (775,173)           (729,019)
     Options exercised                                                                  148,357
                                                                                ---------------    ----------------
         Net cash from financing activities                                          26,859,817          (1,021,357)
                                                                                ---------------    ----------------
Net change in cash and cash equivalents                                                (419,184)            812,536

Cash and cash equivalents at beginning of year                                        7,111,986           6,299,450
                                                                                ---------------    ----------------
Cash and cash equivalents at end of year                                        $     6,692,802    $      7,111,986
                                                                                ===============    ================

-------------------------------------------------------------------------------
          See accompanying notes to consolidated financial statements.

                                                                             20.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (Corporation) and its wholly owned subsidiaries, The Commercial Savings Bank (Bank) and Advantage Finance, Inc. (Advantage). All significant intercompany balances and transactions have been eliminated in consolidation.

INDUSTRY SEGMENT INFORMATION: Commercial Bancshares, Inc. is a bank-holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities. Advantage Finance, Inc. is a consumer finance company operating in Marion, Ohio. These market areas provide the source of substantially all of the Corporation's deposit and loan activities, although some indirect loans are made to borrowers outside the Corporation's immediate market area. Substantially all of the Corporation's income is derived from commercial and retail lending and investments activities.

USE OF ESTIMATES: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The collectibility of loans, fair values of financial instruments, and status of contingencies are particularly subject to change.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash, noninterest bearing demand deposits with banks and federal funds sold. Net cash flows are reported for customer loan and deposit transactions. During 1998 and 1997, the Corporation paid $7,275,410 and $7,370,171 in interest and $400,000 and $445,000 for income taxes.

SECURITIES: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. Securities are written down to fair value when a decline in fair value is not temporary. At year-end 1998 and 1997, no securities were classified as trading.

Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Interest income includes amortization of purchase premiums and discounts.

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             21.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LOANS HELD FOR SALE: Certain residential mortgage loans are originated for sale in the secondary-mortgage loan market. These loans are included in real estate loans and are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. To mitigate interest rate risk, fixed commitments may be obtained at the time loans are originated or identified for sale.

LOANS RECEIVABLE: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, allowance for loan losses, and charge offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

A loan is considered impaired when management believes full collection of principal and interest is not probable. Often this is associated with a significant delay or shortfall in payments. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences and consumer automobile, home equity and credit card loans with balances less than $200,000. In addition, loans held for sale are excluded from consideration of impairment.

The Corporation reduces the carrying value of impaired loans to the present value of expected future cash flows, or to the fair value of collateral if the loan is collateral dependent, by allocating a portion of the allowance for loan losses to such loans. If these allocations should require an increase, such increase is reported as bad debt expense.

The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in future payments and due to the passage of time are reported as part of the provision for loan losses.

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             22.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONCENTRATIONS OF CREDIT RISK: The Corporation, through its subsidiary Bank, grants commercial, real estate, consumer and home equity loans to customers mainly in Wyandot, Marion and Hancock Counties of Ohio. Commercial loans include loans secured by business assets and agricultural loans secured by crops and equipment. Commercial loans make up approximately 50% and 48% of the loan portfolio at year-end 1998 and 1997 and the loans are expected to be repaid from cash flow from operations of the borrower. Real estate mortgages make up approximately 23% and 25% of the loan portfolio at year-end 1998 and 1997 and are secured primarily by first and second mortgages on residential real estate, business real estate and agricultural real estate. Loans related to the agricultural industry represented 9% of total loans at year-end 1998 and 1997. Consumer loans include new and used automobile and other consumer purpose loans. Consumer loans make up approximately 25% and 26% of total loans at year-end 1998 and 1997. The Bank also originates consumer-oriented purchase-money loans indirectly through various automobile, motorcycle, boat, horse trailer, recreational vehicle and other dealerships. Indirect loans represented 77% and 92% of consumer loans and 20% and 24% of total loans at year-end 1998 and 1997. Unsecured loans represented 1% and 2% of total loans at year-end 1998 and 1997.

At year-end 1998 and 1997, the Bank had due from bank balances and overnight federal funds sold to National City Bank totaling $3,975,000 and $4,680,000, respectively.

PREMISES AND EQUIPMENT: Asset cost is reported net of accumulated depreciation. Depreciation expense is calculated using the straight-line method based on the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

OTHER REAL ESTATE: Real estate acquired in settlement of loans is initially reported at estimated fair value at acquisition. After acquisition, a valuation allowance reduces the reported amount to the lower of the initial amount or fair value less costs to sell. Expenses incurred are charged to operations. Gains and losses on disposition, and changes in the valuation allowance are reported in net gain or loss on other real estate.

GOODWILL AND IDENTIFIED INTANGIBLES: Goodwill is the excess of purchase price over identified net assets in business acquisitions. Goodwill is expensed on the straight-line method over a period of 15 years. Identified intangibles represent the value of depositor relationships purchased and is expensed on an accelerated method over a period of 15 years. Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary.

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             23.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and identified intangibles are included in other assets and are summarized as follows at year-end 1998 and 1997, net of accumulated amortization:

                                                                            1998             1997
                                                                            ----             ----

                      Core deposit intangible                          $     69,982    $     80,065
                      Goodwill                                               70,816          79,426
                                                                       ------------    ------------

                      Total intangible assets                          $    140,798    $    159,491
                                                                       ============    ============

Amortization expenses totaled $18,693 in 1998 and $54,680 in 1997. Core deposit intangible and goodwill related to the Kenton branch were considered in the basis of the net liabilities sold as part of the sale of this branch in 1997.

LOAN SERVICING: The Company has sold various loans to the Federal Home Loan Mortgage Corporation (FHLMC) while retaining the servicing rights. Gains and losses on loan sales are recorded at the time of the sale.

Mortgage servicing rights acquired through either the purchase or the origination of mortgage loans which are subsequently sold with servicing rights retained are determined by allocating the total cost of the mortgage loans to mortgage servicing rights and to loans (without the mortgage servicing rights) based on their relative fair values. Mortgage servicing rights recorded as a separate asset are amortized in proportion to, and over the period of, estimated net servicing income. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance. Mortgage servicing rights totaled $534,069 at year-end 1998 and $193,417 at year-end 1997, and are included in "Other assets," on the accompanying balance sheet.

INCOME TAXES: Income tax expense is the sum of the current-year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.


-------------------------------------------------------------------------------
                                  (Continued)

                                                                             24.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAIR VALUES OF FINANCIAL INSTRUMENTS: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

EARNINGS PER SHARE: Basic and diluted earnings per share are computed under a new accounting standard effective in the quarter ended December 31, 1997. All prior amounts have been restated to be comparable. Basic earnings per share is based on net income divided by 1,045,973 and 1,041,456 weighted average shares outstanding during the years ended December 31, 1998 and 1997. Diluted earning per share reflects the effect of additional common shares issuable under stock options using the treasury stock method. The weighted average number of shares used for determining diluted earnings per share were 1,056,939 in 1998 and 1,043,391 in 1997.

In May 1997, the Board of Directors declared a three-for-one stock split, resulting in the issuance of 694,304 shares. The weighted average number of shares outstanding and the per share data for prior periods has been restated to retroactively reflect this stock split.

FINANCIAL STATEMENT PRESENTATION: Some items in prior financial statements have been reclassified to conform to the current presentation.


-------------------------------------------------------------------------------
                                  (Continued)

                                                                             25.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 2 - SECURITIES

Year-end securities were as follows:

                                               -------------------------------1 9 9 8------------------------------
                                                                        Gross           Gross
                                                   Amortized         Unrealized      Unrealized          Fair
                                                     Cost               Gains          Losses            Value
                                                     ----               -----          ------            -----
Securities available for sale
     Obligations of federal agencies           $     2,618,533    $     10,552                     $      2,629,085
     Obligations of state and political
       subdivisions                                 13,163,346         380,141     $     (4,297)         13,539,190
     Corporate bonds                                 1,956,732           3,281           (3,100)          1,956,913
     Mortgage-backed securities                     19,355,335          25,084         (195,020)         19,185,399
                                               ---------------    ------------     ------------    ----------------
     Total debt securities available
       for sale                                     37,093,946         419,058         (202,417)         37,310,587
     Equity investments                                945,960                                              945,960
                                               ---------------    ------------     ------------    ----------------
         Total securities available for
           sale                                $    38,039,906    $    419,058     $   (202,417)   $     38,256,547
                                               ===============    ============     =============   ================

                                               -------------------------------1 9 9 7------------------------------
                                                                        Gross           Gross
                                                   Amortized         Unrealized      Unrealized          Fair
                                                     Cost               Gains          Losses            Value
                                                     ----               -----          ------            -----
Securities available for sale
     U.S. Government obligations               $       506,963                     $     (6,183)   $        500,780
     Obligations of federal agencies                 4,241,812    $      7,286          (20,354)          4,228,744
     Obligations of state and political
       subdivisions                                 11,013,697         142,579          (85,631)         11,070,645
     Corporate bonds                                   501,766             675             (466)            501,975
     Mortgage-backed securities                     18,781,559          26,592         (179,042)         18,629,109
                                               ---------------    ------------     ------------    ----------------
     Total debt securities available
       for sale                                     35,045,797         177,132         (291,676)         34,931,253
     Equity investments                                577,460                                              577,460
                                               ---------------    ------------     ------------    ----------------
         Total securities available for
           sale                                $    35,623,257    $    177,132     $   (291,676)   $     35,508,713
                                               ===============    ============     ============    ================

Securities held to maturity
     Obligations of federal agencies           $     2,756,218    $    218,612     $          0    $      2,974,830
                                               ===============    ============     ============    ================

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             26.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Mortgage-backed securities available for sale at year-end 1998 and 1997 are summarized below. At year-end 1998, the fair value of fixed and variable rate mortgage-backed securities available for sale totaled $6,495,883 and $12,689,516.

                                    ---------------1998----------------    ----------------1997---------------
                                        Amortized             Fair              Amortized             Fair
                                          Cost                Value               Cost                Value
                                          ----                -----               ----                -----
     FHLMC REMICS                   $     1,523,584    $      1,509,013    $     3,269,307     $     3,222,783
     FNMA REMICS                          1,067,387           1,049,120          2,980,761           2,944,606
     FNMA certificates                    7,093,041           7,021,452          5,807,483           5,766,414
     FHLMC certificates                   3,154,345           3,130,760          2,233,770           2,223,472
     GNMA certificates                    6,516,978           6,475,054          4,490,238           4,471,834
                                    ---------------    ----------------    ---------------     ---------------
                                    $    19,355,335    $     19,185,399    $    18,781,559     $    18,629,109
                                    ===============    ================    ===============     ===============

The amortized cost and approximate fair value of debt securities available for sale at year-end 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Debt securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                            Amortized            Fair
                                                                              Cost               Value
                                                                              ----               -----
         Securities available for sale
              Due after one year through five years                    $     5,087,302    $      5,107,875
              Due after five years through ten years                         5,787,912           5,928,795
              Due after ten years                                            6,863,397           7,088,518
              Mortgage-backed securities                                    19,355,335          19,185,399
                                                                       ---------------    ----------------

                                                                       $    37,093,946    $     37,310,587
                                                                       ===============    ================

Sales of available for sale securities were:

                                                                              1998               1997
                                                                              ----               ----

              Proceeds                                                 $    39,786,890    $     38,754,663
              Gross gains                                                      403,741             194,535
              Gross losses                                                      67,867              43,370

In order to provide additional liquidity for loan growth, management sold its remaining obligations of federal agencies classified as held to maturity. The Corporation currently has no securities classified as held to maturity and management does not anticipate classifying securities as held to maturity in the foreseeable future.

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             27.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 2 - SECURITIES (Continued)

At year-end 1998 and 1997, debt securities with a carrying value of $9,731,000 and $15,888,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.


NOTE 3 - LOANS

Year-end loans were as follows:

                                                                            1998                 1997
                                                                            ----                 ----
         Commercial and other loans                                  $     79,168,621    $      60,677,339
         Real estate loans                                                 30,739,831           25,081,877
         Consumer and credit card loans                                    42,012,388           34,149,658
         Home equity loans                                                  6,716,274            6,051,048
                                                                     ----------------    -----------------

              Total loans                                            $    158,637,114    $     125,959,922
                                                                     ================    =================

The Bank is an authorized seller/servicer for the Federal Home Loan Mortgage Corporation (FHLMC). Loans sold to FHLMC for which the Bank has retained servicing totaled $46,931,540 and $23,411,756 at year-end 1998 and 1997. Real estate loans originated and held for sale at year-end 1998 and 1997 totaled approximately $2,276,000 and $5,191,000.

At December 31, 1998 and 1997, total loans included loans to farmers for agricultural purposes of approximately $14,440,000 and $11,878,000.

The balance of impaired loans was $1,068,036 and $1,404,983 at year-end 1998 and 1997. Of this amount, $0 and $37,006 in impaired loans required no allowance for loan loss allocation. The remaining impaired loans of $1,068,036 and $1,367,977 had $213,607 and $307,323 of the allowance for loan losses allocated to them, although the entire allowance remains available for charge-offs of any loan.

The average balance of impaired loans was $1,237,532 for 1998 and $440,744 for 1997. No interest income was recognized on impaired loans during 1998 and 1997.



-------------------------------------------------------------------------------
                                  (Continued)

                                                                             28.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 4 - ALLOWANCE FOR POSSIBLE LOAN LOSS

Activity in the allowance for possible loan loss was as follows:

                                                                                  1998             1997
                                                                                  ----             ----
         Beginning balance                                                 $    1,075,385     $  1,018,608
         Provision for possible loan loss                                         472,073          613,000
         Loans charged off                                                       (467,574)        (642,813)
         Recoveries of previous charge-offs                                       102,964           86,590
                                                                           --------------     ------------

         Ending balance                                                    $    1,182,848     $  1,075,385
                                                                           ==============     ============


NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                                                1998              1997
                                                                                ----              ----
         Land                                                             $     673,336      $     661,033
         Buildings                                                            3,754,064          3,748,089
         Furniture and equipment                                              2,241,675          1,629,041
                                                                         --------------     --------------
              Total                                                           6,669,075          6,038,163
         Accumulated depreciation                                             2,711,148          2,382,520
                                                                         --------------     --------------

              Premises and equipment, net                                $    3,957,927     $    3,655,643
                                                                         ==============     ==============


NOTE 6 - DEPOSITS

At year-end 1998, scheduled maturities of time deposits were as follows:

                           1999                                  $    64,097,681
                           2000                                       16,220,720
                           2001                                       14,894,450
                           2002                                          934,207
                           2003                                          336,120
                           Thereafter                                    219,431
                                                                 ---------------
                                                                 $    96,702,609
                                                                 ===============


-------------------------------------------------------------------------------
                                  (Continued)

                                                                             29.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------



NOTE 7 - FHLB ADVANCES AND FEDERAL FUNDS PURCHASED

Borrowed funds consisted of the following at year-end:

                                                              Current
                                                             Interest
                                                               Rate            1998              1997
                                                               ----            ----              ----
         Federal Home Loan Bank (FHLB)
           variable rate advances; due on or before
           February 1999 and March 1998,
           respectively                                     5.02%        $    7,320,000     $    2,500,000
         FHLB fixed rate advance, with monthly
           interest payments; due October 2008              4.59              6,500,000
         FHLB fixed rate advanced, with monthly
           interest payments; due October 2008              4.62              5,000,000
         Federal funds purchased; due January
           1999 and January 1998, respectively              5.75                400,000            530,000
                                                                         --------------     --------------

              Total borrowed funds                                       $   19,220,000     $    3,030,000
                                                                         ==============     ==============

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank's qualified mortgage loan portfolio.


NOTE 8 - INCOME TAXES

The provision for income taxes consists of:

                                                                                   1998             1997
                                                                                   ----             ----
         Current provision                                                      $    207,195    $    627,786
         Deferred provision                                                          219,015         (22,762)
                                                                                ------------    ------------

         Total income tax expense                                               $    426,210    $    605,024
                                                                                ============    ============

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             30.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------



NOTE 8 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities consist of:

                                                                                   1998            1997
                                                                                   ----            ----
         Items giving rise to deferred tax assets
              Allowance for loan losses in excess of tax reserve             $     69,371     $     32,569
              Basis reduction of other real estate owned                           48,790           45,900
              Unrealized loss on investment securities available
                for sale                                                                           116,532
              Deferred tax credits and other                                       63,281           26,066
                                                                             ------------     ------------
                  Total                                                           181,442          221,067

         Items giving rise to deferred tax liabilities
              Depreciation                                                        (91,793)         (85,254)
              Mortgage servicing rights                                          (181,583)         (65,762)
              Deferred loan fees and costs                                       (345,258)        (176,170)
              FHLB stock dividend                                                 (38,114)         (26,622)
              Unrealized gain on investment securities
                available for sale                                                (73,657)
              Other                                                                (3,131)          (1,951)
                                                                             ------------     -------------
                 Total                                                           (733,536)        (363,957)
                                                                             ------------     ------------

         Net deferred tax liability                                          $   (552,094)    $   (142,890)
                                                                             ============     ============

The Bank has sufficient taxes paid in prior years to support the recognition of deferred tax assets without recording a valuation allowance.

Income tax expense attributable to continuing operations is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                                                                        1998              1997
                                                                                        ----              ----
         Tax at statutory rates                                                    $    694,660     $       830,988
         Increase (decrease) in tax resulting from:
              Tax-exempt interest                                                      (240,746)           (214,909)
              Other                                                                     (27,704)            (11,055)
                                                                                   ------------     ---------------

         Total income tax expense                                                  $    426,210     $       605,024
                                                                                   ============     ===============

The income tax expense related to investment security gains totaled $173,026 and $51,396 for 1998 and 1997.

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             31.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 9 - STOCK OPTION PLAN

The Commercial Bancshares, Inc. Incentive Stock Option Plan was approved by shareholders in April 1997. The plan enables the Board of Directors to grant stock options to executive officers of the Corporation and its subsidiaries. A total of 150,000 options on common shares are available to be granted pursuant to the plan. Stock options may be granted at a price not less than the fair market value of the Corporation's common shares at the date of grant for terms up to, but not exceeding ten years from the grant date. Vesting occurs after five years. Exceptions to the vesting schedule based on financial performance can operate to shorten the vesting time and were approved by the Board of Directors with the initial grant in June 1997. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which encourages the use of a fair value-based method to account for stock-based compensation plans such as the Corporation's stock option plan. As allowed by SFAS No. 123, however, the Corporation has elected to continue to follow prior standards in accounting for its stock options. Under these standards, because the exercise price of the Corporation's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

If compensation expense is not recorded, pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Corporation had accounted for its stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using an option-pricing model with the following assumptions:

                                                                                  1998             1997
                                                                                  ----             ----
         Risk-free interest rate                                                4.73%            6.42%
         Dividend yield                                                         3.00             3.50
         Market price volatility factor                                        18.10            16.05
         Weighted average expected life of options                                 8 years         10 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' five-year vesting period. The Corporation's pro forma information for the year ended December 31, 1998 and 1997 follows:

                                                                                1998              1997
                                                                                ----              ----
         Income as reported                                              $    1,616,908     $    1,839,057
         Pro forma net income                                                 1,586,416          1,821,316
         Pro forma earnings per share
              Basic                                                                1.52               1.75
              Diluted                                                              1.50               1.74


-------------------------------------------------------------------------------
                                  (Continued)

                                                                             32.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 9 - STOCK OPTION PLAN (Continued)

A summary of the Corporation's stock options activity and related information follows:

                                                         1998                               1997
                                               ----------------------------   ------------------------------
                                                                Average                           Average
                                               Options      Exercise Price      Options       Exercise Price
                                               -------      --------------      -------       --------------
         Outstanding - beginning
           of year                               60,000         $22.67                 0         $22.67
         Granted                                 36,500          31.50            60,000
         Forfeited
         Exercised                               (7,675)         19.33
                                            -----------         ------       -----------         ------
         Outstanding - end of year               88,825         $26.58            60,000         $22.67
                                            ===========         ======       ===========         ======
         Exercisable - end of year                7,325                           15,000
                                            ===========                      ===========
         Weighted average fair value
           of options granted during
           the year                                             $6.45                            $4.97

During 1997, the Corporation met one of the exceptions to the vesting schedule resulting in 15,000 options from the initial grant of 30,000 shares becoming exercisable.


NOTE 10 - SALARY DEFERRAL - 401(k) PLAN

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of six percent (6%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation's matching and discretionary contributions were $96,124 and $66,646 for the years ended December 31, 1998 and 1997.


NOTE 11 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

There are various contingent liabilities that are not reflected in the financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on financial condition or results of operations.

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             33.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 11 - COMMITMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES  (Continued)

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit which involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Exposure to credit loss if the other party does not perform is represented by the contractual amount for commitments to extend credit and standby letters of credit. Each customer's credit worthiness is evaluated on a case-by-case basis. The same credit policies are used for commitments and conditional obligations as are used for loans. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation. Collateral varies but may include accounts receivable, inventory, property, equipment, income-producing commercial properties, residential real estate and consumer assets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being used, the total commitments do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party.

The following is a summary of commitments to extend credit at year-end 1998 and 1997:

                                                                              1998              1997
                                                                              ----              ----
         Fixed rate                                                     $     2,517,671     $      410,889
         Variable rate                                                       29,107,375         16,062,897
                                                                        ---------------     --------------

                                                                        $    31,625,046     $   16,473,786
                                                                        ===============     ==============

At year-end 1998 and 1997, reserves of $901,000 and $718,000 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.



-------------------------------------------------------------------------------
                                  (Continued)

                                                                             34.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------

NOTE 12 - REGULATORY MATTERS

The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective-action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective-action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                             Capital to risk-
                                                              weighted assets             Tier 1 capital
                                                              ---------------             --------------
                                                          Total           Tier 1         to average assets
                                                          -----           ------         -----------------

     Well capitalized                                      10%                6%                 5%
     Adequately capitalized                                 8%                4%                 4%
     Undercapitalized                                       6%                3%                 3%

At year-end 1998, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were:

                                                                                          Minimum Required
                                                                                             To Be Well
                                                                Minimum Required             Capitalized
                                                                   For Capital         Under Prompt Corrective
                                            Actual              Adequacy Purposes        Action Regulations
                                            ------              -----------------        ------------------
                                        Amount      Ratio       Amount        Ratio        Amount      Ratio
                                        ------      -----       ------        -----        ------      -----
Total capital (to risk weighted assets)
     Corporation                      $  17,933   11.7%        $  12,234    8.0%        $  15,292   10.0%
     Bank                             $  17,723   11.6%        $  12,225    8.0%        $  15,281   10.0%
Tier 1 capital (to risk weighted assets)
     Corporation                      $  16,750   11.0%        $   6,117    4.0%        $   9,175    6.0%
     Bank                             $  16,560   10.8%        $   6,112    4.0%        $   9,169    6.0%
Tier 1 capital (to average assets)
     Corporation                      $  16,750    8.2%        $   8,211    4.0%        $  10,263    5.0%
     Bank                             $  16,560    8.1%        $   8,192    4.0%        $  10,241    5.0%


-------------------------------------------------------------------------------
                                  (Continued)

                                                                             35.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------





NOTE 12 - REGULATORY MATTERS (Continued)

At year-end 1997, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were:

                                                                                          Minimum Required
                                                                                             To Be Well
                                                                Minimum Required             Capitalized
                                                                   For Capital         Under Prompt Corrective
                                            Actual              Adequacy Purposes        Action Regulations
                                            ------              -----------------        ------------------
                                       Amount      Ratio        Amount        Ratio       Amount       Ratio
                                       ------      -----        ------        -----       ------       -----
Total capital (to risk weighted assets)
     Corporation                      $  16,763   13.3%        $  10,072    8.0%        $  12,589   10.0%
     Bank                             $  16,650   13.2%        $  10,069    8.0%        $  12,587   10.0%
Tier 1 capital (to risk weighted assets)
     Corporation                      $  15,688   12.5%        $   5,036    4.0%        $   7,554    6.0%
     Bank                             $  15,574   12.4%        $   5,035    4.0%        $   7,552    6.0%
Tier 1 capital (to average assets)
     Corporation                      $  15,688    8.5%        $   7,398    4.0%        $   9,247    5.0%
     Bank                             $  15,574    8.4%        $   7,385    4.0%        $   9,231    5.0%

The Corporation and Bank at year-end 1998 and 1997 were categorized as well capitalized. Management believes that no events have occurred since the last regulatory determination that would change the capital category at December 31, 1998.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the current and prior two year's retained earnings as defined by regulations. At year-end 1998, approximately $2,638,000 of the Bank's retained earnings was available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines. These restrictions do not presently limit the Corporation from paying normal dividends.


NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 1998 and 1997.

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             36.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 13 - RELATED PARTY TRANSACTIONS (Continued)

A summary of activity on these borrower relationships with aggregate debt greater than $60,000 is as follows:

                                                                               1998              1997
                                                                               ----              ----

           Beginning balance                                             $    1,425,310     $    1,778,981
           New loans and advances                                               473,200            261,000
           Payments                                                            (536,466)          (614,671)
                                                                         --------------     --------------

           Ending balance                                                $    1,362,044     $    1,425,310
                                                                         ==============     ==============

A director of the Corporation is a partner with a law firm that rendered various legal services for the Corporation. Another director of the Corporation is co-owner of an appraisal company that performs real estate appraisals for the Corporation. Legal and appraisal fees paid in 1998 were not significant.


NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year-end fair values of financial instruments were:

                                                      1998                                     1997
                                                      ----                                     ----
                                            Carrying             Estimated          Carrying            Estimated
                                             Amount             Fair Value           Amount            Fair Value
                                             ------             ----------           ------            ----------
Financial assets
     Cash and equivalents             $      6,692,802     $      6,693,000     $     7,111,986    $      7,112,000
     Securities available
       for sale                             38,256,547           38,257,000          35,508,713          35,509,000
     Securities held to maturity                                                      2,756,218           2,975,000
     Loans, net of allowance for
       possible loan losses                157,454,266          158,919,000         124,884,537         124,006,000
     Accrued interest receivable             1,054,578            1,055,000           1,164,985           1,165,000
     Cash surrender value of
       life insurance                        1,013,696            1,014,000             987,603             988,000
     Mortgage servicing rights                 534,069              534,000             193,417             193,000

Financial liabilities
     Demand and savings
       deposits                            (76,395,186)         (76,395,000)        (68,348,715)        (68,349,000)
     Time deposits                         (96,702,609)         (97,883,000)        (93,452,447)        (94,000,000)
     Borrowed funds                        (19,220,000)         (18,050,000)         (3,030,000)         (3,030,000)
     Accrued interest payable                 (422,085)            (422,000)           (440,260)           (440,000)

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             37.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------

NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The following assumptions were used for purposes of the previous disclosures of estimated fair value. The carrying amount is considered to estimate fair value for cash and cash equivalents, for cash surrender value of life insurance, for mortgage servicing rights, for loans that contractually reprice at intervals of less than twelve months, for demand and savings deposits, borrowed funds and for accrued interest. Securities fair values are based on quoted market prices for the individual securities or for equivalent securities. The fair values of fixed-rate loans, loans that reprice less frequently than each six months, and time deposits are estimated using a discounted cash flow analysis using year-end market interest rates for the estimated life and credit risk. The estimated fair value of commitments is not material.

While these estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be given that, were the Bank to have disposed of such items at year-end 1998 or 1997, the estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. The estimated fair values at year-end, 1998 and 1997 should not necessarily be considered to apply at subsequent dates.

Nonfinancial instruments may have value but are not included in the above disclosures, such as property and equipment. In addition, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the value of a trained work force, customer goodwill and similar items.


NOTE 15 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

                                                                                  1998            1997
                                                                                  ----            ----
         Unrealized holding gains and losses on available-for-
           sale securities                                                   $    895,258     $    552,771
         Less reclassification adjustments for gains and losses
           later recognized in income                                            (335,874)        (151,165)
                                                                             ------------     ------------
         Net unrealized gains and losses                                          559,384          401,606
         Tax effect                                                              (190,191)        (136,546)
                                                                             ------------     ------------

         Other comprehensive income                                          $    369,193     $    265,060
                                                                             ============     ============

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             38.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------



NOTE 16- PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.:

                            CONDENSED BALANCE SHEETS
                           December 31, 1998 and 1997

                                                         1998            1997
                                                         ----            ----
ASSETS
Cash on deposit with subsidiary                        $    46,885   $    34,323
Investment in common stock of subsidiaries              16,888,501    15,629,429
Other assets                                               113,708        26,057
                                                       -----------   -----------

     Total assets                                      $17,049,094   $15,689,809
                                                       ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Other liabilities                                      $     1,466   $     1,466
Shareholders' equity                                    17,047,628    15,688,343
                                                       -----------   -----------

     Total liabilities and shareholders' equity        $17,049,094   $15,689,809
                                                       ===========   ===========

                         CONDENSED STATEMENTS OF INCOME
                      Year ended December 31, 1998 and 1997

                                                           1998          1997
                                                       -----------   -----------
INCOME
     Dividends from bank subsidiary                    $   820,173   $   874,019
     Other income                                                          1,238
                                                       -----------   -----------
         Total income                                      820,173       875,257

EXPENSES
     Amortization                                           12,348        12,348
     Other                                                  36,245        65,732
                                                       -----------   -----------
         Total expenses                                     48,593        78,080
                                                       -----------   -----------

Income before equity in undistributed
  earnings of subsidiaries                                 771,580       797,177

Equity in undistributed earnings of subsidiaries           845,328     1,041,880
                                                       -----------   -----------

NET INCOME                                             $ 1,616,908   $ 1,839,057
                                                       ===========   ===========

-------------------------------------------------------------------------------
                                  (Continued)

                                                                             39.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1998 and 1997

-------------------------------------------------------------------------------



                        CONDENSED STATEMENTS OF CASH FLOW
                     Years ended December 31, 1998 and 1997

                                                                1998           1997
                                                            -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                             $ 1,616,908    $ 1,839,057
     Adjustments to reconcile net income to net cash
       from operating activities
         Equity in undistributed earnings of subsidiaries      (845,328)    (1,041,880)
         Amortization and other                                  12,798         12,348
                                                            -----------    -----------
              Net cash from operating activities                784,378        809,525
                                                            -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital infusion to new subsidiary                         (45,000)       (55,000)
     Purchase of certificate of deposit                        (100,000)
                                                            -----------    -----------
         Net cash from investing activities                    (145,000)       (55,000)

CASH FLOWS FROM FINANCING ACTIVITIES
     Stock options exercised                                    148,357
     Cash dividends paid                                       (775,173)      (729,019)
                                                            -----------    -----------
         Net cash from financing activities                    (626,816)      (729,019)
                                                            -----------    -----------

Net change in cash                                               12,562         25,506
Cash at beginning of period                                      34,323          8,817
                                                            -----------    -----------

CASH AT END OF PERIOD                                       $    46,885    $    34,323
                                                            ===========    ===========


-------------------------------------------------------------------------------

                                                                             40.

SHAREHOLDER INFORMATION

The common stock of the Corporation, and of the Bank preceding formation of the Corporation, trades infrequently and is not traded on any established securities market. Parties interested in buying or selling the Corporation's stock are generally referred to Community Banc Investments, New Concord, Ohio (CBI) or Sweney Cartwright & Co., Columbus, Ohio (Sweney).

For 1998 and 1997, bid and ask quotations were obtained and compared from CBI and Sweney. The quotations are inter-dealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

                                             Dividends
            1998                             Declared      Low Bid     High Bid      Low Ask     High Ask
            ----                             --------      -------     --------      -------     --------

         1st Qtr.                                         $25.00       $26.00       $27.00       $28.00
         2nd Qtr.                           $ .37          25.50        28.25        28.00        31.00
         3rd Qtr.                             .18          27.75        30.00        29.00        33.00
         4th Qtr.                             .19          29.00        31.50        31.00        33.00

                                             Dividends
          1997 (1)                           Declared     Low Bid     High Bid      Low Ask     High Ask
          ----                               --------     -------     --------      -------     --------
         1st Qtr.                                         $18.33       $19.17       $19.33       $19.67
         2nd Qtr.                           $ .35          19.17        20.00        20.00        20.00
         3rd Qtr.                                          20.00        23.75        21.00        28.00
         4th Qtr.                             .35          23.75        26.00        25.25        29.00

         (1) Amounts have been restated for the effect of the 3-for-1 stock split paid on June 30, 1997.


Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

On May 14, 1997 the Board of Directors of Commercial Bancshares, Inc. approved a 3-for-1 stock split, effected as a dividend, payable on June 30, 1997 to shareholders of record on June 15, 1997, issuable from the Corporation's authorized shares.

The Corporation has 1,049,431 outstanding shares of common stock held by approximately 1,417 shareholders as of December 31, 1998. In 1997, the Corporation paid cash dividends in June and December resulting in a total amount of $0.70 per share. In 1998, the Corporation paid cash dividends in June, September and December totaling $0.74 per share.

-------------------------------------------------------------------------------
                                                                             41.

BOARD OF DIRECTORS
------------------
Richard Sheaffer - Chairman (1)................................   President of R. A. Sheaffer, Inc.
                                                                  Morral, Ohio

Raymond E. Graves (1)(2).......................................   President and CEO of Commercial
                                                                  Bancshares, Inc. and The Commercial
                                                                  Savings Bank
                                                                  Upper Sandusky, Ohio

Daniel E. Berg(1)(2)...........................................   Ohio Business Leader of Tower Automotive
                                                                  Upper Sandusky/Bluffton, Ohio

James A. Deer (1)(2)...........................................   Secretary/Treasurer of Commercial
                                                                  Bancshares, Inc. and Executive Vice
                                                                  President of The Commercial Savings Bank
                                                                  Upper Sandusky, Ohio

Loren H. Dillon (1)............................................   President and General Manager, of Crow
                                                                  Motor Sales, Inc.
                                                                  Upper Sandusky, Ohio

Mark Dillon (1)................................................   President and CEO of Fairborn U.S.A., Inc.
                                                                  Upper Sandusky, Ohio

Edwin G. Emerson (1)...........................................   Partner, Shumaker, Loop & Kendrick, LLP
                                                                  Toledo, Ohio

Hazel Franks (1)...............................................   Retired, Trucking Firm Owner
                                                                  Upper Sandusky, Ohio

Deborah J. Grafmiller (1)......................................   Executive Vice President of Bill Gillen
                                                                  Realty, Inc.  Co-owner of Certified
                                                                  Appraisal Service
                                                                  Upper Sandusky, Ohio

Philip W. Kinley (2)...........................................   Vice President of Commercial
                                                                  Bancshares, Inc. and Vice President/
                                                                  Chief Operations Officer of The
                                                                  Commercial Savings Bank
                                                                  Upper Sandusky, Ohio

Michael A. Mastro (1)(2).......................................   President, TLM Management, Inc.
                                                                  Marion, Ohio

Tracy L. Morgan (2)............................................   Managing Officer, Advantage
                                                                  Finance, Inc.
                                                                  Marion, Ohio

William E. Ruse (1)............................................   President of Blanchard Valley
                                                                  Health Services
                                                                  Findlay, Ohio

Douglas C. Smith (1)...........................................   Senior Executive of Baja Marine Corporation
                                                                  Bucyrus, Ohio

(1)   Directors of Commercial Bancshares, Inc. and The Commercial Savings Bank
(2)   Directors of Advantage Finance, Inc.

-------------------------------------------------------------------------------

                                                                             42.

DIRECTORS EMERITUS

B. E. Beaston
David Crow
William T. Gillen
Jack Griffith
Harmon Nickless
Frederick Reid

COMMERCIAL BANCSHARES, INC.

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Raymond E. Graves, President and Chief Executive Officer
James A. Deer, Secretary/Treasurer
Philip W. Kinley, Vice President

COMMERCIAL SAVINGS BANK OFFICERS

EXECUTIVE OFFICERS

Raymond E. Graves, President and Chief Executive Officer
James A. Deer, Executive Vice President
Ronald M. Wilson, Senior Vice President
Philip W. Kinley, Vice President/Chief Operations Officer
Alicia A. Wagenblast, Vice President/Chief Financial Officer
Bruce J. Beck, Vice-President/Lending
Susan E. Brown, Vice-President/Retail

ADVANTAGE FINANCE, INC.

EXECUTIVE OFFICERS

Raymond E. Graves, President and Chief Executive Officer
James A. Deer, Executive Vice President
Philip W. Kinley, Vice President/Chief Operations Officer
Tracy L. Morgan, Managing Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Commercial Savings Bank
118 South Sandusky Avenue
P.O. Box 90
Upper Sandusky, Ohio  43351
(419) 294-5781
E-Mail:  csbank@bright.net
Mr. David J. Browne, Esq., Staff Counsel

ANNUAL MEETING

The annual shareholder's meeting will be held Wednesday, April 14, 1999 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

-------------------------------------------------------------------------------
                                                                             43.