Form 10-K, Exhibit 13
period 1999-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2000-03-29
CIK 1009976

EXHIBIT 13

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

YEAR END BALANCES                1999              1998               1997              1996              1995
                                 ----              ----               ----              ----              ----
Total assets              $   251,951,807   $    210,403,732   $   181,366,767    $   180,960,972   $   166,296,169

Total deposits                214,355,738        173,097,795       161,801,162        165,891,962       151,622,166

Loans, net                    203,273,827        157,454,266       124,884,537        115,136,180        97,735,400

Total securities               32,414,530         38,256,547        38,264,931         51,115,760        54,780,151

Total borrowed funds           19,352,977         19,220,000         3,030,000                 --                --

Total shareholders'
  equity                       17,212,316         17,047,628        15,688,343         14,313,245        14,095,728

Book value per
  outstanding share                 16.43              16.24             15.06              13.74             13.53

Outstanding shares
  at year end                   1,047,610          1,049,431         1,041,456          1,041,456         1,041,456

RESULTS OF OPERATIONS

Interest income           $    17,877,770   $     14,026,017   $    14,021,102    $    12,831,570   $    12,466,360
Interest expense                8,692,028          7,237,385         7,323,797          6,335,513         6,118,156
                          ---------------   ----------------   ---------------    ---------------   ---------------
Net interest income             9,185,742          6,788,632         6,697,305          6,496,057         6,348,204
Provision for
  possible loan
  losses                         (494,500)          (472,073)         (613,000)          (205,800)         (100,000)
Other income                    1,654,722          2,021,605         2,006,696          1,117,620         1,076,972
Salaries and
  employee benefits            (3,471,143)        (2,979,289)       (2,600,750)        (2,525,990)       (2,287,775)
Other expenses                 (3,967,127)        (3,315,757)       (3,046,170)        (3,129,591)       (2,788,217)
                          ---------------   ----------------   ---------------    ---------------   ---------------
Income before
  income taxes                  2,907,694          2,043,118         2,444,081          1,752,296         2,249,184
Applicable
  income taxes                   (823,168)          (426,210)         (605,024)          (371,515)         (561,695)
                          ---------------   ----------------   ---------------    ---------------   ---------------

NET INCOME                $     2,084,526   $      1,616,908   $     1,839,057    $     1,380,781   $     1,687,489
                          ===============   ================   ===============    ===============   ===============

PER SHARE DATA*

Net income
     Basic                $          1.99   $           1.55    $         1.77    $          1.33   $          1.62
                          ===============   ================    ===============   ===============   ===============
     Diluted              $          1.96   $           1.53    $          1.76   $          1.33   $          1.62
                          ===============   ================    ===============   ===============   ===============

Cash dividend paid        $          0.76   $           0.74    $          0.70   $          0.67   $          0.53
                          ===============   ================    ===============   ===============   ===============

* Per share data is based on the weighted average number of shares outstanding during the year. Prior periods have been restated to reflect the 3-for-1 stock split in 1997 and the 25% stock split in 1996.

--------------------------------------------------------------------------------
                                  (Continued)

                                                                             11.

FINANCIAL RATIOS                  1999                  1998              1997               1996             1995
                                  ----                  ----              ----               ----             ----
Return on average
  total assets                    0.90%                0.86%              1.00%              0.82%            1.05%

Return on average
  shareholders' equity           12.18%                9.98%             12.49%              9.83%           13.31%

Average shareholders'
  equity to average
  total assets                    7.43%                8.63%              7.98%              8.35%            7.88%

Dividend payout                  38.26%               47.94%             39.64%             50.28%           32.96%


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

--------------------------------------------------------------------------------

                                                                             12.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes" and similar expressions as they relate to Commercial Bancshares, Inc. (the "Corporation") or its management are intended to identify such forward-looking statements. The Corporation's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, unforeseen business risks related to Year 2000 computer systems issues, government policies and regulations and rapidly changing technology affecting financial services.

RESULTS OF OPERATIONS

Net income of $2.1 million in 1999 represents a 29% increase from the net income of $1.6 million in 1998. Diluted earnings per share increased from $1.53 in 1998 to $1.96 in 1999. Return on average assets was 0.90% in 1999, compared to .86% in 1998, and return on average shareholders' equity increased to 12.18% in 1999 from 9.98% in 1998. As discussed in greater detail below, these increases resulted primarily from a $2.4 million increase in net interest income, offset by an increase in non-interest expense of $1.1 million.

NET INTEREST INCOME

Net interest income, the primary source of earnings for the Corporation, is the amount by which interest and fees on loans and investments exceed the interest cost of deposits and other borrowings to fund them. Changes in mix and volume of earning assets and interest-bearing liabilities and their related yields and interest rates have a major impact on earnings.

Management attempts to manage the repricing of assets and liabilities to achieve a stable level of net interest income and minimize the effect of significant changes in the market level of interest rates. Management is active in pricing and promotion of loan and deposit products as well as closely monitoring corporate investment securities classified as available for sale.

Net interest income for 1999 totaled $9.2 million, increasing $2.4 million from $6.8 million in 1998. Taxable and nontaxable securities income was lower than the amounts reported in 1998 due to reductions in average balances. The decrease in securities was used to fund additional loans. This shift in the composition of earning assets is consistent with management's continuing efforts to increase its commercial and indirect consumer loan portfolio and to manage the interest margin by investing funds in higher-yielding assets. The total loan portfolio increased from $159 million in 1998 to $205 million in 1999, a 29.1% increase. The average balances increased by 37.3%. These volume increases led to an increase in interest income on loans of $4.3 million for 1999. This increase was slightly offset by a reduction in yield, from 8.99% in 1998 to 8.93% in 1999. The most dramatic increase in the loan portfolio occurred in consumer loans and consumer finance loans, which nearly doubled to $81.2 million in 1999 from $42.0 million in 1998. The Corporation also recognized more modest increases in loan volume in commercial and real estate loans of $3.7 million and $2.7 million.

Interest expense increased $1.5 million to $8.7 million in 1999, compared to $7.2 million in 1998. The overall weighted average cost of funds was unchanged over the two year period, but average interest-bearing liabilities increased from $160 million in 1998 to $191 million in 1999, a 19% increase. This balance increase was responsible for the higher interest expense in 1999. The mix of the interest-bearing liabilities also changed during 1999. The Corporation made greater use of borrowings from the Federal Home Loan Bank (FHLB) in 1999 to fund growth in the loan portfolios. Average advances from the FHLB totaled $16.0 million in 1999, compared to $5.7

--------------------------------------------------------------------------------

                                                                             13.

million in 1998. The average rate on these borrowings was 5.05% in 1999 and 4.00% in 1998. The rate paid on these borrowings was an average of 172 basis points less than time deposits in 1998 and 30 basis points less in 1999.

In 1998, net interest income increased $91,000 to $6.8 million. The average yield on earning assets decreased from 8.33% in 1997 to 8.26% in 1998. The major factors were a decrease in the yield on securities and a slight decrease in the yields on loans. Management continued its emphasis on commercial loans, which is reflected in the portfolio growth of approximately $18.5 million. To remain competitive, loans were priced very aggressively and an overall decline in loan pricing was seen in 1998. In addition, the installment loan portfolio increased $7.9 million in 1998. The increase was primarily in the indirect loan portfolio. This increase is due to a change in management's focus from lower-yielding automobile loans to loans on horse trailers, which generally have higher yields and longer maturities.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change due to volume changes versus the portion due to changes in rates.

--------------------------------------------------------------------------------

                                                                             14.

          DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

                                              1999                             1998                           1997
                             --------------------------------- --------------------------------- ---------------------------------
                                Average       Income/  Average    Average     Income/    Average    Average    Income/     Average
                              Balance (4)     Expense   Yield   Balance (4)   Expense     Yield   Balance (4)  Expense      Yield
                              -------         -------   -----   -------       -------     -----   -------      -------      -----
Short-term investments       $    997,726  $    53,606  5.37%  $  2,231,342  $   117,104   5.25% $  1,484,288 $    77,472     5.22%
Securities
  Taxable (1)                  20,364,978    1,145,665  5.53     23,921,057    1,337,496   5.53    32,585,903   2,072,713     6.28
  Tax exempt (1 and 2)         14,509,766    1,042,317  7.04     17,837,730    1,284,859   7.08    14,890,047   1,142,958     7.68
Loans (3)                     179,078,017   15,990,570  8.93    130,470,193   11,723,410   8.99   123,577,448  11,116,565     9.00
                             ------------  -----------  ----   ------------  -----------   ----  ------------ -----------     ----

    Total earning assets      214,950,487   18,232,158  8.46%   174,460,322   14,462,869   8.26%  172,537,686  14,409,708     8.33%
                             ------------  -----------  ====   ------------  -----------   ====  ------------ -----------     ====
Other assets                   15,521,361                        13,235,640                        11,970,957
                             ------------                      ------------                      ------------
    Total assets             $230,471,848                      $187,695,962                      $184,508,643
                             ============                      ============                      ============

Deposits
  Interest-bearing
   demand deposits           $ 36,748,118    1,084,647  2.95%  $ 39,985,521    1,100,019   2.75% $ 35,508,530     963,126     2.71%
  Savings deposits             19,971,564      450,232  2.25     19,246,791      491,928   2.56    19,900,106     534,422     2.69
  Time deposits               118,666,332    6,349,758  5.35     94,662,246    5,418,913   5.72    98,642,740   5,735,511     5.81
  Borrowed funds               15,982,521      807,391  5.05      5,668,847      226,525   4.00     1,587,509      90,738     5.72
                             ------------  -----------  ----   ------------  -----------   ----  ------------ -----------     ----
    Total interest-
     bearing liabilities      191,368,535    8,692,028  4.54%   159,563,405    7,237,385   4.54%  155,638,885   7,323,797     4.71%
                             ------------  -----------  ====   ------------  -----------   ====  ------------ -----------     ====

Noninterest-bearing
 demand                        20,771,450                        11,744,718                        13,176,789
Other liabilities               1,218,737                           192,985                           974,417
Shareholders' equity           17,113,126                        16,194,854                        14,718,552
                             ------------                      ------------                      ------------
    Total liabilities and
     shareholders'
     equity                  $230,471,848                      $187,695,962                      $184,508,643
                             ============                      ============                      ============

Net interest income                        $ 9,540,130                       $ 7,225,484                      $ 7,085,911
                                           ===========                       ===========                      ===========
As a percentage of earning
 assets:
  Interest income                                       8.46%                              8.26%                              8.33%
  Interest expense                                      4.03                               4.13                               4.23
                                                        ----                               ----                               ----
    Net interest income                                 4.43%                              4.13%                              4.10%
                                                        ====                               ====                               ====

(1) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.
(2) Income is computed on a fully-taxable equivalent basis using a 34% tax rate. The amount of such adjustments was $354,388, $436,852 and $388,606 for 1999, 1998 and 1997, respectively.
(3)  Nonaccrual loans are included in the average balances presented.
(4)  Average is a daily average balance.

--------------------------------------------------------------------------------

                                                                             15.

INTEREST RATES AND INTEREST DIFFERENTIAL

                                            1999 Compared to 1998                       1998 Compared to 1997
                                             Increase/(Decrease)                         Increase/(Decrease)
                                             ------------------                          ------------------
                                                    Change      Change                          Change          Change
                                        Total       due to      due to             Total        due to          due to
                                       Change       Volume       Rate             Change        Volume           Rate
                                       ------       ------       ----             ------        ------           ----
Short-term investments               $  (63,498)  $  (66,217)  $    2,719       $   39,632    $     39,204   $       428
Investment and mortgage-
  backed securities
   Taxable                             (191,831)    (196,651)       4,820         (735,217)       (505,325)     (229,892)
   Tax exempt (1)                      (242,542)    (234,328)      (8,214)         141,901         215,632       (73,731)
Loans (2)                             4,267,160    4,340,831      (73,671)         606,845         619,362       (12,517)
                                     ----------   ----------   -----------      ----------    ------------   -----------

     Total interest income            3,769,289    3,843,635      (74,346)          53,161         368,873      (315,712)
                                     ----------   ----------   -----------      ----------    ------------   -----------

Deposits

   Interest-bearing demand deposits     (15,372)     (92,479)      77,107          136,893         122,988        13,905
   Savings deposits                     (41,696)      17,996      (59,692)         (42,494)        (17,202)      (25,292)
   Time deposits                        930,845    1,302,794     (371,949)        (316,598)       (228,855)      (87,743)
   Borrowed funds                       580,866      507,210       73,656          135,787         170,443       (34,656)
                                     ----------   ----------   ----------       ----------    ------------   -----------
     Total interest expense           1,454,643    1,735,521     (280,878)         (86,412)         47,374      (133,786)
                                     ----------   ----------   -----------      ----------    ------------   -----------

Net interest income                  $2,314,646   $2,108,114   $  206,532       $  139,573    $    321,499   $  (181,926)
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

--------------------------------------------------------------------------------

                                                                             16.

PROVISION FOR POSSIBLE LOAN LOSSES

As the loan portfolio grows, management continues to provide for losses inherent in the portfolio. The provision for loan losses was $495,000 in 1999, an increase from $472,000 in 1998, which declined from $613,000 in 1997. The credit review process includes a number of factors later discussed - see "Allowance for Loan Losses".

NONINTEREST INCOME

Total non-interest income of $1.7 million was 18.1% lower than 1998. The Corporation experienced a $188,000 increase in service fees and overdraft charges during the year resulting from the increase in deposits. These gains were offset by reductions in the gains realized on securities and loan sales of $278,000 and $396,000, respectively. The lower gains were mainly the result of changes in interest rates during 1999. As rates increased, the securities held by the Corporation experienced a decline in fair value. In addition, the rising interest rate environment slowed the mortgage loan origination levels seen in 1998, which resulted in lower gains.

In 1998, total non-interest income of $2.0 million was 0.74% higher than in 1997. Non-interest income for 1997 included a gain on the sale of the property, equipment and deposits of the Kenton branch. This was offset in 1998 by an increase in overdraft fees and loan servicing income for loans sold. An additional contributor to non-interest income was a $185,000 increase in net gains on sale of securities and an increase of $361,000 in net gains on loan sales due to increased activity in this area in 1998.

NONINTEREST EXPENSE.

Total non-interest expense increased $1.1 million in 1999, from $6.3 million to $7.4 million. Customary merit increases of employee salaries, additional staffing for new locations, increases in occupancy expense - which included depreciation on a new branch and new computer systems, and losses and expenses associated with other real estate owned contributed to this increase. Management anticipates additional increases in noninterest expenses related to additional branch expansion plans in 2000.

In 1998, total noninterest expense increased $648,126. Increases in employee salaries, the addition of three executive officers, and increases in professional fees were partially offset by a reduction in data processing expense.

INCOME TAXES

Income tax expense of $823,168 in 1999 represents 28.3% of income before taxes compared to 20.9% in 1998 and 24.8% in 1997. These effective tax rates are lower than the statutory rate of 34%, primarily resulting from the Bank's investment in tax-exempt obligations from states and political subdivisions. Tax exempt income declined as a percentage of income before taxes in 1999, which was a contributing factor to the increase in the effective rate for 1999.

FINANCIAL CONDITION

Total assets were $252 million at December 31, 1999, an increase over 1998 of 19.7%. The major factor in the growth of the Corporation was the increase of $46 million in the loan portfolio, funded by increases in both deposits and borrowings.

The Corporation received approval from the appropriate regulatory agencies in 1997 to form a finance company, Advantage Finance, Inc. ("Advantage"), in Marion, Ohio. The purpose of Advantage is to provide financing for higher-risk borrowers not meeting the more stringent underwriting criteria of the Bank. Operations began in the second quarter of 1998, with Advantage operating as a subsidiary of the Corporation. In January 1999, the Corporation received regulatory approval to establish Advantage as a subsidiary of the Bank to facilitate its future

--------------------------------------------------------------------------------

                                                                             17.

operations. At December 31, 1999, Advantage had loans made to customers of $5.9 million. Substantially all of the Advantage loans are indirect loans to borrowers outside of the Corporation's traditional market area. These loans are originated through a relationship with a chain of garden and farm supply stores. Collateral for these loans typically consists of lawn and garden equipment and small appliances. A majority of the Advantage loans are originated on a six-month same as cash basis such that if the customers repay the loan within the first six months, no interest will be collected by Advantage. For the loans that repay within the first six months, Advantage's income is limited to a 2% discount received upon the initial purchase of these loans. The profitability of Advantage can be significantly impacted by the volume of loans that repay in the first six months. At year-end, management estimates that approximately 57% of loans originated under this program are repaying within the first six months.

LOANS

Year-end loans were as follows:

                               1999              1998              1997              1996               1995
                               ----              ----              ----              ----               ----
Commercial and
  other loans         $     82,888,494   $    79,168,621    $    60,677,339   $     51,021,307   $    53,708,832
Real estate
  loans                     33,438,899        30,739,831         25,081,877         22,979,126        21,376,721
Consumer and
  credit card
  loans                     75,317,523        42,012,388         34,149,658         37,344,109        20,386,106
Home equity
  loans                      7,252,796         6,716,274          6,051,048          4,810,246         3,259,872
Consumer finance
  loans                      5,875,472                --                 --                 --                --
                      ----------------   ---------------    ---------------   ----------------   ---------------

    Total loans       $    204,773,184   $   158,637,114    $   125,959,922   $    116,154,788   $    98,731,531
                      ================   ===============    ===============   ================   ===============

Consumer and credit card loans increased $33 million or 79.3% from 1998 levels. The Corporation was active in the indirect loan business, specifically loans for horse trailers, which accounted for substantially all consumer loan growth in 1999. These indirect loans are originated through a loan broker to whom the Corporation pays origination fees. Substantially all of these borrowers are located outside of the Corporation's traditional market area.

Commercial loans were increased 4.7% in 1999 through the efforts of the Corporation's Business Development Team and strategically lower interest rates. Management is committed to strengthening business relationships and providing incentives for loan growth in its local market area.

The significant loan growth that occurred in 1999 was part of management's strategy to shift funds to higher yielding assets, increase the leverage of the Corporation's and Bank's capital and improve return to shareholders. While these goals were achieved, the loan growth in 2000 is expected to decline due to regulatory capital constraints that impose limits on the level of assets that can be supported by the current amounts of shareholders' equity. See the discussion of Capital Resources later in this report.

--------------------------------------------------------------------------------

                                                                             18.

The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 1999.

                One Year          One Through          Over
                 or less          Five Years        Five Years
                 -------          ----------        ----------
           $       10,978     $       13,312    $         58,598

Of the loans included above with maturities exceeding one year, $23.2 million had fixed rates, while $48.7 had adjustable rates.

The Bank's loan portfolio represents it largest and highest yielding earning assets. It also contains the most risk of loss. This risk is due primarily to changes in borrowers' primary repayment capacity, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures and training of personnel.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to cover probable loan losses that are currently anticipated based on past loss experience, current economic conditions, changes in mix and size of the loan portfolio, information about specific borrower situations, and other factors and estimates which are subject to change over time. Management periodically reviews selected large loans, delinquent and other problem loans, and selected other loans. Collectibility of these loans is evaluated by considering current financial position and performance of the borrower, estimated market value of the collateral, collateral position in relationship to other creditors, guarantees and other potential sources of repayment. Management forms judgments, which are subjective, as to the probability of loss and the amount of loss on these loans as well as other loans taken together.

The allowance for possible loan losses on December 31, 1999 was $1.5 million or
 .73% of total loans. This compares to $1.2 million or 0.75% of total loans in 1998. The Corporation's policy is to charge off loans when, in management's opinion, collection is doubtful. All loans charged off are subject to continuing review and concerted efforts are made to maximize recovery.

The Corporation provided $495,000 to the allowance for loan losses in 1999 to maintain the allowance balance at an adequate level following net charge-offs of $178,000. While loan growth in 1999 was high, the provision for allowance for loan losses was only slightly higher than 1998 due to management's decreased activity in the riskier, indirect automobile market and the decline in net charge offs and nonperforming loans.

While the amount of charge offs and nonperforming loans declined in 1999, there can be no assurance that these trends will continue. As noted earlier in this discussion, substantially all of the loan growth experienced in 1999 occurred with indirect, out-of-area loans. In the banking industry, loans with these characteristics are often considered to possess a greater risk of loss than loans originated with customers in the local market area who have other relationships with the Corporation. Management believes that prudent underwriting standards have been used in approving these out-of-area loans and loan repayment history has been good. However, as these loans age, repayment experience may deteriorate and additional provisions for loan losses may be required.

--------------------------------------------------------------------------------

                                                                             19.

The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31, 1999.

                                               1999          1998           1997            1996          1995
                                               ----          ----           ----            ----          ----
Balance at beginning of period          $     1,183   $      1,075    $      1,019    $        996     $        960
Loans charged off:
     Commercial                                 (12)           (45)            (42)            (72)            (147)
     Real estate                                 --             --              --              --               (1)
     Installment                               (290)          (422)           (601)           (196)             (47)
                                        -----------   ------------    ------------    ------------     ------------
         Total loans charged off               (302)          (467)           (643)           (268)            (195)
                                        -----------   ------------   -------------    ------------     ------------
Recoveries of loans previously
  charged off:
     Commercial                                   8              5              30              60              117
     Real estate                                 --             --              --              --               --
     Installment                                116             98              56              25               14
                                        -----------   ------------    ------------    ------------     ------------
         Total loan recoveries                  124            103              86              85              131
                                        -----------   ------------    ------------    ------------     ------------

Net loans charged off                          (178)          (364)           (557)           (183)             (64)
Provision charged to operating
  expense                                       494            472             613             206              100
                                        -----------   ------------    ------------    ------------     ------------

Balance at end of period                $     1,499   $      1,183    $      1,075    $      1,019     $        996
                                        ===========   ============     ===========     ===========      ===========

Ratio of net charge-offs to average
  loans outstanding for period                 0.10%          0.28%           0.45%           0.17%            0.07%

The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.

                      Percentage of           Percentage of           Percentage of           Percentage of           Percentage of
                      Loans in Each           Loans in Each           Loans in Each           Loans in Each           Loans in Each
                       Category to             Category to             Category to             Category to             Category to
            Allowance     Total     Allowance     Total     Allowance     Total     Allowance     Total    Allowance      Total
             Amount       Loans      Amount       Loans      Amount       Loans      Amount       Loans      Amount       Loans
             ------       -----      ------       -----      ------       -----      ------       -----      ------       -----
               December 31, 1999       December 31, 1998       December 31, 1997       December 31, 1996       December 31, 1995
            ----------------------- ----------------------- ----------------------- ----------------------- -----------------------
Commercial   $  207       40.48%    $  509        49.91%    $  530         48.17%    $  424       43.93%      $448        54.40%
Real estate      83       19.87         93        23.61         95         24.72          8       23.92         59        20.65
Consumer      1,184       39.65        559        26.48        442         27.11        445       32.15        340        24.95
Unallocated      25         N/A         22          N/A          8           N/A        142         N/A        149          N/A
             ------      ------     ------        -----     ------        ------     ------      ------       ----       ------

     Total   $1,499      100.00%    $1,183       100.00%    $1,075        100.00%    $1,019      100.00%      $996       100.00%
             ======      ======     ======       ======     ======        ======     ======      ======       ====       ======

The policy for placing loans on nonaccrual status is to cease accruing interest on loans when management believes that the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except that in certain circumstances interest accruals are continued on loans deemed by management to be fully collectible. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged-off.

--------------------------------------------------------------------------------

                                                                             20.

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

The following schedule summarizes nonperforming and impaired loans (in thousands) as of December 31.

                                                   1999          1998           1997        1996          1995
                                                   ----          ----           ----        ----          ----
Impaired loans                                   $     186    $   1,068    $   1,405    $      45    $     257
                                                 =========    =========        =====           ==          ===

Loans accounted for on a nonaccrual
  basis (includes substantially all
  impaired loans)                                $     530    $   1,169    $   1,073    $      45    $      --

Accruing loans which are contractually
  past due 90 days or more as to interest
  or principal payments                                212           91          289           --           --

Loans that are "troubled debt
  restructurings" as defined in
  Statement of Financial Accounting
  Standard No. 15 (exclusive of loans
  listed above)                                         --           --           --           --           --
                                                 ---------    ---------    ---------    ---------    ---------

     Total nonperforming loans                   $     742    $   1,260    $   1,362    $      45    $       0
                                                 =========    =========     ========     ========     ========

No interest income was recognized on impaired loans in 1999.

As of December 31, 1999, there are no loans that have not been included above where known information about possible credit problems of the borrower causes management to have serious doubts about the ability of the borrower to comply with present repayment terms.

As of December 31, 1999, there are no other interest- bearing assets that would be required to be disclosed in the table above, if such assets were loans.

Another factor associated with asset quality is Other Real Estate Owned ("OREO"). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. During 1999, management disposed of a large commercial property that had been carried as OREO at year-end 1998. The losses associated with this property, which were recognized during the year, were approximately $176,000. There were no properties classified as OREO at year-end 1999.

--------------------------------------------------------------------------------

                                                                             21.

SECURITIES

All securities are classified as available for sale and are carried at fair value. Mortgage-backed securities decreased in 1999 by $5.1 million, corporate bonds decreased $1.0 million and obligations of federal agencies decreased $1.1 million. These declines were partially offset by an increase in obligations of state and political subdivisions of $1.1 million. Funds from the decline in securities were used to make new loans in 1999. As of December 31, 1999, there are no concentrations of securities of any one issuer, other than U.S. Government and Government Agencies, whose carrying value exceeds 10% of shareholders' equity.

The carrying value of securities available for sale as of December 31 are summarized as follow:

                                                              1999              1998             1997
                                                              ----              ----             ----
         U.S. Treasury and U.S. Government
           Agency securities                            $     1,493,589   $    2,629,085    $    4,729,524
         Obligations of states and
           Political subdivisions                            14,683,807       13,539,190        11,070,645
         Corporate bonds                                        935,704        1,956,913           501,975
         Mortgage-backed                                     14,063,670       19,185,399        18,629,109
         Equity investments                                   1,237,760          945,960           577,460
                                                        ---------------   --------------    --------------

                                                        $    32,414,530   $   38,256,547    $   35,508,713
                                                        ===============   ==============    ==============

The carrying value of securities held to maturity as of December 31 are summarized as follows:

                                                              1999              1998             1997
                                                              ----              ----             ----
         Obligations of federal agencies              $             --   $            --    $     2,974,830
                                                      ================   ===============    ===============

The following is a schedule, by carrying value, of maturities for each category of debt securities and the related weighted average yield of such securities as of December 31, 1999:

                                                              Maturing
                      -------------------------------------------------------------------------------------------
                                                   After One                 After Five
                           One Year              Year Through              Years Through                After
                            or Less               Five Years                 Ten Years                Ten Years
                       Amount     Yield        Amount     Yield        Amount       Yield       Amount      Yield
                       ------     -----        ------     -----        ------       -----       ------      -----
    Obligations of
      federal
      agencies                                                    $    1,493,589     6.07%
    Obligations of
      state and
      political
      subdivisions                         $   244,225     8.70%       1,131,455     7.79    $  13,308,127    6.97%
    Corporate bonds                            427,078     5.74          508,626     5.95
    Mortgage-
      backed

      securities                                                       3,032,867     6.25       11,030,803    5.47
                      --------   -------   -----------  -------   --------------   ------    -------------  ------

       Total          $     --       --%   $   671,303     6.82%  $    6,166,537     6.46%   $  24,338,930    6.29%
                      ========   ======    ===========  =======   ==============   ======    =============  ======

The weighted average interest rates are based on coupon rates for investment and mortgage-backed securities purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount. The weighted average yield on tax exempt obligations has been determined on a tax equivalent basis. Equity securities consisting of Federal Home Loan Bank stock that bears no stated maturity or yield is not included in this analysis. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions. Available for sale yields are based on amortized cost balances.

--------------------------------------------------------------------------------

                                                                             22.

DEPOSITS

Total deposits increased $41.3 million (23.8%) to $214.4 million in 1999. A notable amount of this increase was in time certificates of deposit of $100,000 or greater resulting from a promotion in the fourth quarter of 1999. Throughout the year, management has continued its focus on a sales culture and has expanded its branch system in order to attract additional deposits.

The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 1999:

         Three months or less                                                             $          9,222
         Over three months through six months                                                       11,415
         Over six through twelve months                                                             12,295
         Over twelve months                                                                          7,727
                                                                                          ----------------

              Total                                                                       $         40,659
                                                                                          ================

The average amount of deposits and average rates paid are summarized as follows for the years ended December 31:

                                          1999                          1998                          1997
                             -----------------------------  ---------------------------  ----------------------------
                                   Average       Average        Average        Average        Average       Average
                                   Amount         Rate          Amount          Rate          Amount         Rate
                                   ------         ----          ------          ----          ------         ----
Interest-bearing
  demand deposits            $    36,748,118       2.95%   $    39,985,521       2.75%  $     35,508,530      2.71%
Savings deposits                  19,971,564       2.25         19,246,791       2.56         19,900,106      2.69
Time deposits                    118,666,332       5.35         94,662,246       5.72         98,642,740      5.81
Demand deposits
  (noninterest-bearing)           20,771,450                    11,744,718                    13,176,789
                             ---------------               ---------------              ----------------

                             $   196,157,464               $   165,639,276              $    167,228,165
                             ===============               ===============              ================

CAPITAL RESOURCES

Total shareholders' equity at year-end 1999 was $17.2 million, an increase of $165,000 from total shareholders equity of $17.0 million at year-end 1998. The Bank's net income contributed to the increase, but was largely offset by the payment of dividends and the tax-effected decline in fair value of securities available for sale.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 1999, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8%, with half of the capital composed of core capital. Minimum leverage ratios range from 3% to 5% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution's balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution's Tier 1 capital with certain limitations in meeting the total risk-based capital requirements.

At December 31, 1999, the Bank's total risk-based capital ratio and leverage ratio were 10.1% and 8.0%, thus exceeding the minimum regulatory requirements. At December 31, 1998, the ratios were 11.6% and 8.1%. The Corporation has similar capital requirements on a consolidated basis as described in Note 13 of the consolidated financial statements.
--------------------------------------------------------------------------------

                                                                             23.

At year-end 1999, the Corporation has plans for capital outlays of approximately $350,000 to fund additional branch expansion. In addition, the Corporation is negotiating to purchase a property-casualty and life insurance agency business and partial ownership of a title insurance agency. If these negotiations are successfully completed, they are not expected to have a material impact on the Corporation's capital resources.

                                    LIQUIDITY

Liquidity refers to the Corporation's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses and meet other obligations. Primary sources of liquidity are cash and cash equivalents, which totaled $7.1 million at year-end 1999. Net income, securities available for sale and repayments and maturities of loans serve to increase liquidity. Other sources of liquidity that could be used to help ensure funds are available when needed include, but are not limited to, purchase of federal funds, sale of securities, obtaining advances from the FHLB, adjustments of interest rates to attract deposits and borrowing at the Federal Reserve discount window. Management believes that its sources of liquidity are adequate to meet the needs of the Corporation.

A measure of liquidity is the relationship of loans to deposits and borrowed funds. Lower ratios indicate greater liquidity. At December 31, 1999 and 1998, the ratio of loans to deposits and borrowed funds was 87.6% and 82.5%. Management believes that these ratios represent acceptable levels of liquidity.

See the consolidated statements of cash flows in the accompanying financial statements for a more detailed presentation of the Corporation's cash flows from operating, investing and financing activities.

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

--------------------------------------------------------------------------------

                                                                             24.

YEAR 2000

The corporation successfully completed its Year 2000 changeover without any problems in its core business processes. While management believes it is unlikely, problems associated with non-compliant third parties could still occur. Management will continue to monitor all business processes and relationships during 2000 to ensure that all processes continue proper functioning.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation disclosed the estimated fair value of its financial instruments at December 31, 1999 and 1998 in the notes to the consolidated financial statements. The estimated fair value of financial instruments generally experienced decreases in 1999 due to an increasing interest rate environment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The only significant market risk to which the Corporation is exposed is interest rate risk. The business of the Corporation and the composition of its balance sheet consists of investments in interest-earning assets (primarily loans and securities), which are funded by interest-bearing liabilities (deposits and borrowings). These financial instruments have varying levels of sensitivity to changes in the market rates of interest, resulting in market risk. No financial instruments are held for trading purposes.

Interest rate risk is managed regularly through the Corporation's Asset-Liability Management Committee (ALCO). One method used to manage its interest rate risk is a rate sensitivity gap analysis, which monitors the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A "positive gap" occurs when the amount of interest rate-sensitive assets maturing or repricing within a given period exceeds the amount of interest-sensitive liabilities maturing or repricing within the same period. Conversely, a "negative gap" occurs when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income.

Management monitors its gap position with the goal to increase its net interest income slightly in a rising interest rate environment, in order to maintain earnings at an acceptable level when additional funding of loan loss reserve may be necessary. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates of the majority of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have primarily fixed rates of interest.

The following table provides information about the Corporation's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For core deposits (demand, interest-bearing checking, savings and money market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation's historical experience, management's judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. Weighted-average variable rates are based upon rates existing at the reporting date.

--------------------------------------------------------------------------------

                                                                             25.

                     PRINCIPAL/NOTIONAL AMOUNT MATURING IN:
                             (DOLLARS IN THOUSANDS)


                                                                                                                         FAIR
                                         2000      2001       2002        2003      2004     THEREAFTER     TOTAL       VALUE
                                         ----      ----       ----        ----      ----     ----------     -----       -----
 RATE-SENSITIVE ASSETS:
Fixed interest rate loans               $7,178    $7,540     $4,831      $7,303    $10,155     $82,229    $119,236     $118,568
   Average interest rate                 10.57%    10.15%     10.05%      10.34%     10.32%       9.97%      10.07%
Variable interest rate loans           $12,550    $1,178     $1,106      $2,108     $2,861     $65,734     $85,537      $85,192
   Average interest rate                 10.19%     9.04%      9.38%       8.85%      8.43%       8.83%       9.03%
Fixed interest rate securities             -         -          -          $591        $94     $21,961     $22,646      $21,302
   Average interest rate                   -         -          -          6.89%      7.35%       5.53%       5.57%
Variable interest rate securities          -         -          -           -          -       $10,042     $10,042       $9,875

   Average interest rate                   -         -          -           -          -          6.27%       6.27%
 RATE SENSITIVE LIABILITIES:
Non interest-bearing checking           $6,067    $4,854     $3,640      $3,034     $3,034      $3,640     $24,268      $24,268
   Average interest rate                   -         -          -           -          -           -           -
 Interest-bearing deposits             $10,587   $10,587     $7,941      $7,941     $5,294     $10,587     $52,937      $52,937
   Average interest rate                  2.13%     2.13%      2.13%       2.13%      2.13%       2.13%       2.13%
Time deposits                          $93,179   $32,842     $9,812        $516       $520        $282    $137,151     $137,388
   Average interest rate                  5.39%     5.48%      5.81%       5.21%      4.86%       3.40%       5.43%
Fixed interest rate borrowings          $7,153       -          -           -          -       $11,500     $18,653      $17,255
   Average interest rate                  4.75%      -          -           -          -          4.60%       4.66%
Variable interest rate borrowings         $500       -          -           -          -           -          $500         $500
   Average interest rate                  8.00%      -          -           -                      -          8.00%
Federal funds purchased                   $200       -          -           -          -           -          $200         $200
    Average interest rate                 5.69%      -          -           -          -           -          5.69%

ACCOUNTING STANDARDS

A new standard, "Accounting for Derivative Instruments and Hedging Activities" requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The new standard does not allow hedging of a security which is classified as held to maturity. Upon adoption of the standard, companies are allowed to transfer securities from held to maturity to available for sale if they wish to be able to hedge the securities in the future. The standard is effective for fiscal years beginning after June 15, 2000, with early adoption encouraged for any fiscal quarter, with no retroactive application. Management does not expect the adoption of this standard to have a significant impact on its financial statements.

--------------------------------------------------------------------------------

                                                                             26.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 1999 and 1998, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                     Crowe, Chizek and Company LLP

Columbus, Ohio
January 21, 2000

--------------------------------------------------------------------------------

                                                                             27.

                           COMMERCIAL BANCSHARES, INC.

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998

--------------------------------------------------------------------------------

                                                                                    1999                  1998
                                                                                    ----                  ----
ASSETS
Cash and cash equivalents                                                    $       7,124,441    $       6,692,802
Securities available for sale                                                       32,414,530           38,256,547
Total loans                                                                        204,773,184          158,637,114
Allowance for possible loan loss                                                    (1,499,357)          (1,182,848)
                                                                             -----------------    -----------------
     Loans - net                                                                   203,273,827          157,454,266
Premises and equipment, net                                                          5,531,275            3,957,927
Other real estate, net                                                                      --              921,500
Accrued interest receivable                                                          1,276,295            1,054,578
Other assets                                                                         2,331,439            2,066,112
                                                                             -----------------    -----------------

              Total assets                                                   $     251,951,807    $     210,403,732
                                                                             =================    =================


LIABILITIES
Deposits
     Noninterest-bearing demand                                              $      24,267,774    $      16,800,775
     Interest-bearing demand                                                        33,510,714           39,985,521
     Savings and time deposits                                                     115,917,853           94,178,037
     Time deposits $100,000 and greater                                             40,659,397           22,133,462
                                                                             -----------------    -----------------
         Total deposits                                                            214,355,738          173,097,795
Accrued interest payable                                                               514,457              422,085
FHLB advances                                                                       18,640,000           18,820,000
Other borrowed funds                                                                   712,977              400,000
Other liabilities                                                                      516,319              616,224
                                                                             -----------------    -----------------
     Total liabilities                                                             234,739,491          193,356,104
                                                                             -----------------    -----------------

SHAREHOLDERS' EQUITY
Common stock, no par value, 4,000,000 shares authorized, 1,049,999
 and 1,049,431 issued in 1999 and 1998                                               8,055,691            7,963,870
Retained earnings                                                                   10,227,726            8,940,775
Treasury stock - 2,389 shares                                                          (73,832)                  --
Accumulated other comprehensive income                                                (997,269)             142,983
                                                                             -----------------    -----------------
     Total shareholders' equity                                                     17,212,316           17,047,628
                                                                             -----------------    -----------------

              Total liabilities and shareholders' equity                     $     251,951,807    $     210,403,732
                                                                             =================    =================

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             28.

                           COMMERCIAL BANCSHARES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------


                                                                    1999               1998               1997
                                                                    ----               ----               ----
INTEREST INCOME
Loans, including fees                                        $    15,990,570     $    11,723,410    $    11,116,565
Securities
     Taxable                                                       1,145,665           1,337,496          2,072,713
     Tax exempt                                                      687,929             848,007            754,352
Other and dividends                                                   53,606             117,104             77,472
                                                             ---------------     ---------------    ---------------
     Total interest income                                        17,877,770          14,026,017         14,021,102

INTEREST EXPENSE
Deposits                                                           7,884,637           7,010,860          7,233,059
Other borrowings                                                     807,391             226,525             90,738
                                                             ---------------     ---------------    ---------------
     Total interest expense                                        8,692,028           7,237,385          7,323,797

NET INTEREST INCOME                                                9,185,742           6,788,632          6,697,305

Provision for possible loan loss                                     494,500             472,073            613,000
                                                             ---------------     ---------------    ---------------

Net interest income after provision for possible
  loan loss                                                        8,691,242           6,316,559          6,084,305
                                                             ---------------     ---------------    ---------------

NONINTEREST INCOME
Service fees and overdraft charges                                 1,045,219             856,789            769,083
Security gains, net                                                   57,694             335,874            151,165
Loan sale gains, net                                                 189,248             585,096            224,225
Gain on branch sale                                                       --                  --            656,300
Other income                                                         362,561             243,846            205,923
                                                             ---------------     ---------------    ---------------
     Total noninterest income                                      1,654,722           2,021,605          2,006,696
                                                             ---------------     ---------------    ---------------

NONINTEREST EXPENSES
Salaries and employee benefits                                     3,471,143           2,979,289          2,600,750
Occupancy, furniture and equipment                                   835,761             569,017            559,832
State taxes                                                          290,586             289,225            278,123
Data processing                                                      526,420             552,386            603,846
FDIC deposit insurance                                                46,479              28,989             28,694
Professional fees                                                    142,237             162,419             86,909
Other operating expenses                                           2,125,644           1,713,721          1,488,766
                                                             ---------------     ---------------    ---------------
     Total noninterest expenses                                    7,438,270           6,295,046          5,646,920

Income before income taxes                                         2,907,694           2,043,118          2,444,081

Income tax expense                                                   823,168             426,210            605,024
                                                             ---------------     ---------------    ---------------

NET INCOME                                                   $     2,084,526     $     1,616,908    $     1,839,057
                                                             ===============     ===============    ===============

Basic earnings per common share                              $          1.99     $          1.55    $          1.77
                                                             ===============     ===============    ===============
Diluted earnings per common share                            $          1.96     $          1.53    $          1.76
                                                             ===============     ===============    ===============

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             29.

                           COMMERCIAL BANCSHARES, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years Ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

                                                                                                         Accumulated
                                                                                                            Other          Total
                                                           Common      Paid-in     Retained   Treasury   Comprehensive Shareholders'
                                                            Stock      Capital     Earnings    Stock        Income        Equity
                                                            -----      -------     --------     -----       ------        ------
Balance, January 1, 1997                                 $4,339,400 $ 3,476,113  $ 6,989,002             $  (491,270)  $14,313,245

Comprehensive income:
    Net income                                                                     1,839,057                             1,839,057
    Change in net unrealized gain (loss) on securities
      available for sale, net of reclassification and
      tax effects                                                                                            265,060       265,060
                                                                                                                       -----------
       Total comprehensive income                                                                                        2,104,117
Cash dividends declared ($.0.70 per common share)                                   (729,019)                             (729,019)
Change to no par common stock                             3,476,113  (3,476,113)
                                                         ---------- -----------  -----------  ---------  -----------   -----------
Balance, December 31, 1997                                7,815,513          --    8,099,040                (226,210)   15,688,343

Comprehensive income:
    Net income                                                                     1,616,908                             1,616,908
    Change in net unrealized gain (loss) on securities
      available for sale, net of reclassification and
      tax effects                                                                                            369,193       369,193
                                                                                                                       -----------
       Total comprehensive income                                                                                        1,986,101
Cash dividends declared ($.74 per common share)                                     (775,173)                             (775,173)

Stock Options Exercised (7,675 shares)                      148,357                                                        148,357
                                                         ---------- -----------  -----------  ---------  -----------   -----------
Balance, December 31, 1998                                7,963,870          --    8,940,775                 142,983    17,047,628

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             30.

                           COMMERCIAL BANCSHARES, INC.

                  Years Ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

                                                                                                         Accumulated
                                                                                                            Other          Total
                                                           Common      Paid-in     Retained   Treasury   Comprehensive Shareholders'
                                                            Stock      Capital     Earnings    Stock        Income        Equity
                                                            -----      -------     --------     -----       ------        ------
Comprehensive income:
    Net income                                                                   $ 2,084,526                           $ 2,084,526
    Change in net unrealized gain (loss) on securities
      available for sale, net of reclassification and
      tax effects                                                                                        $(1,140,252)   (1,140,252)
                                                                                                                       -----------
       Total comprehensive income                                                                                          944,274

Cash dividends declared ($.76 per common share)                                     (797,575)                             (797,575)

Shares acquired for deferred compensation plan
    (2,389 shares)                                       $   73,832                           $(73,832)                         --
Issuance of common stock - 568 shares                        17,989                                                         17,989
                                                         ---------- -----------  -----------  ---------  -----------   -----------
Balance, December 31, 1999                               $8,055,691  $       --  $10,227,726  $(73,832)  $  (997,269)  $17,212,316
                                                         ==========  ========    ===========  ========   ===========   ===========

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             31.

                           COMMERCIAL BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

                                                                   1999               1998              1997
                                                                   ----               ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                              $    2,084,526     $     1,616,908    $      1,839,057
     Adjustments to reconcile net income to net cash from
       operating activities
         Depreciation                                               581,024             305,563             349,060
         Provision for loan loss                                    494,500             472,073             613,000
         Deferred income taxes                                      352,107             219,015             (22,762)
         Gain on sale of securities                                 (57,694)           (335,874)           (151,165)
         Gain on sale of loans                                     (189,248)           (585,096)           (224,225)
         Gain on sale of branch premises and equipment                   --                  --             (29,167)
         Gain on sale of branch deposits                                 --                  --            (627,133)
         Loss on other real estate owned                            175,938             143,500              85,000
         Stock dividends on FHLB stock                              (92,251)            (33,600)            (38,900)
         Net amortization on investments                             62,266             350,071             142,996
         Amortization of intangible assets                          182,098              31,031              67,028
         Changes in
              Loans held for sale                                  (492,226)          3,499,538          (5,888,380)
              Interest receivable                                  (221,717)            110,407             180,632
              Interest payable                                       92,372             (18,175)            (17,425)
              Other assets and liabilities                          520,773           3,000,145            (156,439)
                                                             --------------     ---------------    ----------------
         Net cash from operating activities                       3,492,468           8,775,506          (3,878,823)
                                                             --------------     ---------------    ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Securities held to maturity
         Sales                                                           --           3,000,000                  --
     Securities available for sale
         Purchases                                              (10,742,474)        (48,794,196)        (31,414,262)
         Maturities and repayments                                7,018,096           6,516,889           5,947,196
         Sales                                                    7,926,411          39,786,890          38,754,663
     Net change in loans                                        (45,219,824)        (35,956,243)         (7,759,099)
     Proceeds from sale of premises and equipment                        --                  --             274,387
     Bank premises and equipment expenditures                    (2,154,372)           (607,847)            (90,169)
                                                             --------------     ---------------    ----------------
         Net cash from investing activities                     (43,172,163)        (36,054,507)          5,712,716
                                                             --------------     ---------------    ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                                      41,257,943          11,296,633           5,808,585
     Net change in borrowed funds                                  (367,023)         16,190,000           3,030,000
     Cash dividends paid                                           (797,575)           (775,173)           (729,019)
     Sale of branch deposits                                             --                  --          (9,130,923)
     Issuance of common stock                                        17,989                  --                  --
     Options exercised                                                   --             148,357                  --
                                                             --------------     ---------------    ----------------
         Net cash from financing activities                      40,111,334          26,859,817          (1,021,357)
                                                             --------------     ---------------    ----------------
     Net change in cash and cash equivalents                        431,639            (419,184)            812,536

Cash and cash equivalents at beginning of year                    6,692,802           7,111,986           6,299,450
                                                             --------------     ---------------    ----------------
Cash and cash equivalents at end of year                     $    7,124,441     $     6,692,802    $      7,111,986
                                                             ==============     ===============    ================

SUPPLEMENTAL DISCLOSURES:

Cash paid for interest                                       $    8,599,656     $     7,275,410    $      7,370,171
Cash paid for income taxes                                          398,500             400,000             445,000
Noncash transfer - other real estate to loans                       745,562                  --                  --

--------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                                                                             32.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (Corporation), its wholly owned subsidiary, The Commercial Savings Bank (Bank) and the Bank's wholly owned subsidiary, Advantage Finance, Inc. (Advantage). All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations: Commercial Bancshares, Inc. is a bank-holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion and Hancock counties. Advantage Finance, Inc. is a consumer finance company operating in Marion, Ohio. These market areas provide the source of substantially all of the Corporation's deposit and loan activities, although some indirect loans are made to borrowers outside the Corporation's immediate market area. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate.

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

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. Securities are written down to fair value when a decline in fair value is not temporary. At year-end 1999 and 1998, no securities were classified as trading.

Interest income includes amortization of purchase premiums and discounts. Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             33.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions until qualifying for return to accrual status. Accrual is resumed when all contractually due payments are brought current and future payments are reasonably assured.

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

A loan is considered impaired when management believes full collection of principal and interest under the loan terms is not probable. Often this is associated with a significant delay or shortfall in payments. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences and consumer automobile, home equity and credit card loans with balances less than $200,000. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method based on the estimated useful lives of the assets. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Other Real Estate: Real estate acquired in settlement of loans is initially reported at fair value at acquisition, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

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

Servicing Rights: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             34.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cost flows. If impaired, the assets are recorded at discounted amounts.

Benefit Plans: Profit-sharing and 401(k) plan expense is the amount contributed, determined by a formula based on employee deferrals with additional contributions at the discretion of the Board of Directors.

Deferred compensation plan expense allocates the benefits over years of service. Shares of the Corporation's common stock that are held in trust for the benefit of deferred compensation plan participants may be available to the Corporation's creditors in certain circumstances. Such shares acquired by the trustee are reported as treasury stock, with a corresponding increase to common stock.

Stock Compensation: Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of SFAS No. 123 to measure expense, using an option pricing model to estimate fair value.

Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect but the effect will depend on derivative holdings when this standard applies.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             35.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Earnings Per Share: Basic earnings per share is based on net income divided by 1,049,913, 1,045,973 and 1,041,456 weighted average shares outstanding during the years ended December 31, 1999, 1998 and 1997. Diluted earning per share reflects the effect of additional common shares issuable under stock options using the treasury stock method. The weighted average number of shares used for determining diluted earnings per share were 1,061,197 in 1999, 1,056,939 in 1998 and 1,043,391 in 1997.

Industry Segments: While the Corporation's chief decision makers monitor the revenue streams of various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Corporation's operations are considered by management to be aggregated in one reportable segment.

Financial Statement Presentation: Some items in prior financial statements have been reclassified to conform to the current presentation.


                               NOTE 2 - SECURITIES

Year-end securities available for sale were as follows:

                                                                        Gross           Gross
                                                   Amortized         Unrealized      Unrealized          Fair
                                                     Cost               Gains          Losses            Value
                                                     ----               -----          ------            -----
1999
----
     Obligations of federal agencies           $     1,605,588    $         --     $   (111,999)   $      1,493,589
     Obligations of state and political
       subdivisions                                 15,658,541          17,296         (992,030)         14,683,807
     Corporate bonds                                   994,977              --          (59,273)            935,704
     Mortgage-backed securities                     14,428,686              --         (365,016)         14,063,670
                                               ---------------    ------------     ------------    ----------------
     Total debt securities available
       for sale                                     32,687,792          17,296       (1,528,318)         31,176,770
     Equity investments                              1,237,760              --               --           1,237,760
                                               ---------------    ------------     ------------    ----------------
         Total securities available for
           sale                                $    33,925,552    $     17,296     $ (1,528,318)   $     32,414,530
                                               ===============    ============     ============    ================

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             36.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

                         NOTE 2 - SECURITIES (Continued)

                                                                        Gross           Gross
                                                   Amortized         Unrealized      Unrealized          Fair
                                                     Cost               Gains          Losses            Value
                                                     ----               -----          ------            -----
1998
----
     Obligations of federal agencies           $     2,618,533    $     10,552     $         --    $      2,629,085
     Obligations of state and political
       subdivisions                                 13,163,346         380,141           (4,297)         13,539,190
     Corporate bonds                                 1,956,732           3,281           (3,100)          1,956,913
     Mortgage-backed securities                     19,355,335          25,084         (195,020)         19,185,399
                                               ---------------    ------------     ------------    ----------------
     Total debt securities available
       for sale                                     37,093,946         419,058         (202,417)         37,310,587
     Equity investments                                945,960              --               --             945,960
                                               ---------------    ------------     ------------    ----------------
         Total securities available for
           sale                                $    38,039,906    $    419,058     $   (202,417)   $     38,256,547
                                               ===============    ============     =============   ================

Contractual maturities of debt securities at year-end 1999 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                            Amortized            Fair
                                                                              Cost               Value
                                                                              ----               -----
              Due after one year through five years                    $       684,490    $        671,303
              Due after five years through ten years                         3,345,775           3,133,670
              Due after ten years                                           14,228,841          13,308,127
              Mortgage-backed securities                                    14,428,686          14,063,670
                                                                       ---------------    ----------------

                                                                       $    32,687,792    $     31,176,770
                                                                       ===============    ================

Sales of available for sale securities were:

                                                             1999             1998               1997
                                                             ----             ----               ----
              Proceeds                                $   7,926,411    $    39,786,890    $     38,754,663
              Gross gains                                    61,894            403,741             194,535
              Gross losses                                    4,200             67,867              43,370

In order to provide additional liquidity for loan growth, management sold its remaining obligations of federal agencies classified as held to maturity in 1998. The Corporation currently has no securities classified as held to maturity and management does not anticipate classifying securities as held to maturity in the foreseeable future.

At year-end 1999 and 1998, debt securities with a carrying value of $12,331,000 and $9,731,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             37.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 3 - LOANS

Year-end loans were as follows:

                                                                            1999                 1998
                                                                            ----                 ----
         Commercial and other loans                                  $     82,888,494    $      79,168,621
         Real estate loans                                                 33,438,899           30,739,831
         Consumer and credit card loans                                    75,317,523           42,012,388
         Home equity loans                                                  7,252,796            6,716,274
         Consumer finance loans                                             5,875,472                   --
                                                                     ----------------    -----------------

              Total loans                                            $    204,773,184    $     158,637,114
                                                                     ================    =================

Real estate loans originated and held for sale at year-end 1999 and 1998 totaled approximately $2,625,000 and $2,276,000.

At December 31, 1999 and 1998, total loans included loans to farmers for agricultural purposes of approximately $15,061,000 and $14,440,000.

Impaired loans were as follows:

                                                                                  1999            1998
                                                                                  ----            ----
         Year-end loans with no allocated allowance for loan losses         $          --    $          --
         Year-end loans with allocated allowance for loan losses                  186,235        1,068,036
                                                                            -------------    -------------
             Total                                                          $     186,325    $   1,068,036
                                                                            =============    =============

         Amount of the allowance for loan losses allocated                  $      37,247    $     213,607

         Average of impaired loans during the year                                379,921        1,237,532

No income was recognized on impaired loans in 1999 or 1998.

Nonperforming loans were as follows:

            Loans past due over 90 days still on accrual                    $     212,000    $      91,000
            Nonaccrual loans                                                      529,756        1,168,537

Nonperforming loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             38.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 4 - ALLOWANCE FOR POSSIBLE LOAN LOSS

Activity in the allowance for possible loan loss was as follows:

                                                            1999                  1998             1997
                                                            ----                  ----             ----
         Beginning balance                           $    1,182,848        $    1,075,385     $  1,018,608
         Provision for possible loan loss                   494,500               472,073          613,000
         Loans charged off                                 (302,321)             (467,574)        (642,813)
         Recoveries of previous charge-offs                 124,330               102,964           86,590
                                                     --------------        --------------     ------------

         Ending balance                              $    1,499,357        $    1,182,848     $  1,075,385
                                                     ==============        ==============     ============


                  NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

Activity for capitalized mortgage servicing rights was as follows:

                                                                                 1999            1998
                                                                                 ----            ----
     Beginning of year                                                     $      534,069     $    193,417
     Additions                                                                    332,799          438,974
     Amortized expense                                                           (151,675)         (98,322)
                                                                           --------------     ------------
     End of year                                                           $      715,193     $    534,069
                                                                           ==============     ============

Total loans serviced for others at year-end 1999 and 1998 were $68,373,000 and $46,932,000.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                                                1999              1998
                                                                                ----              ----
         Land                                                            $      823,897     $      673,336
         Buildings                                                            5,185,725          3,754,064
         Furniture and equipment                                              2,828,502          2,241,675
                                                                         --------------     --------------
              Total                                                           8,838,124          6,669,075
         Accumulated depreciation                                             3,306,849          2,711,148
                                                                         --------------     --------------

              Premises and equipment, net                                $    5,531,275     $    3,957,927
                                                                         ==============     ==============

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             39.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 7 - DEPOSITS

At year-end 1999, scheduled maturities of time deposits were as follows:

                           2000                                          $    93,178,738
                           2001                                               32,842,226
                           2002                                                9,812,115
                           2003                                                  515,798
                           2004                                                  519,667
                           Thereafter                                            282,368
                                                                         ---------------
                                                                         $   137,150,912

NOTE 8 - FHLB ADVANCES AND OTHER BORROWED FUNDS

FHLB advances consisted of the following at year-end:

                                                             Current
                                                             Interest
                                                               Rate            1999              1998
                                                               ----            ----              ----
          Federal Home Loan Bank (FHLB) variable
            rate advances; due February 2000 and
            February 1999, respectively                        4.75%        $    7,140,000   $  7,320,000
          FHLB fixed rate advance, with monthly
            interest payments; due October 2008                4.59              6,500,000      6,500,000
          FHLB fixed rate advance, with monthly
            interest payments; due October 2008                4.62              5,000,000      5,000,000
                                                                            --------------   ------------
               Total borrowed funds                                         $   18,640,000   $ 18,820,000
                                                                            ==============   ============

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank's qualified mortgage loan portfolio.

Other borrowed funds consisted of federal funds purchased of $200,000 and $400,000 at year-end 1999 and 1998. In addition, at year-end 1999 the Corporation had $500,000 outstanding on a line of credit and other borrowings of approximately $13,000.

NOTE 9 - INCOME TAXES

The provision for income taxes consists of:

                                                                 1999              1998               1997
                                                                 ----              ----               ----
         Current provision                                    $   471,061       $    207,195    $    627,786
         Deferred provision                                       352,107            219,015         (22,762)
                                                              -----------       ------------    ------------

         Total income tax expense                             $   823,168       $    426,210    $    605,024
                                                              ===========       ============     ===========

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             40.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities consist of:

                                                                                   1999            1998
                                                                                   ----            ----
         Items giving rise to deferred tax assets
              Allowance for loan losses in excess of tax reserve             $    176,984     $     69,371
              Basis reduction of other real estate owned                          106,760           48,790
              Unrealized loss on investment securities
                available for sale                                                513,745               --
              Deferred tax credits and other                                       10,775           63,281
                                                                             ------------     ------------
                  Total                                                           808,264          181,442

         Items giving rise to deferred tax liabilities
              Depreciation                                                        (69,990)         (91,793)
              Mortgage servicing rights                                          (243,166)        (181,583)
              Deferred loan fees and costs                                       (736,443)        (345,258)
              FHLB stock dividend                                                 (65,076)         (38,114)
              Unrealized gain on investment securities
                available for sale                                                     --          (73,657)
              Other                                                               (10,388)          (3,131)
                                                                             ------------     ------------
                 Total                                                         (1,125,063)        (733,536)
                                                                             ------------     ------------

         Net deferred tax liability                                          $   (316,799)    $   (552,094)
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

Income tax expense attributable to continuing operations is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                                                       1999             1998                1997
                                                                       ----             ----                ----
         Tax at statutory rates                                   $    988,616     $    694,660     $       830,988
         Increase (decrease) in tax resulting from:
              Tax-exempt interest                                     (196,411)        (240,746)           (214,909)
              Other                                                     30,963          (27,704)            (11,055)
                                                                  ------------     ------------     ---------------

         Total income tax expense                                 $    823,168     $    426,210     $       605,024
                                                                  ============     ============     ===============

The income tax expense related to investment security gains totaled $19,616, $114,197 and $51,396 for 1999, 1998, and 1997.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             41.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 10 - STOCK OPTION PLAN

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

A summary of the Corporation's stock options activity and related information follows:

                                                          1999                           1998
                                            -------------------------------   ------------------------------
                                                                Average                           Average
                                               Options      Exercise Price      Options       Exercise Price
                                               -------      --------------      -------       --------------
         Outstanding - beginning
           of year                               88,825         $  26.58          60,000         $ 22.67
         Granted                                 15,655            27.00          36,500           31.50
         Forfeited                               (5,000)           31.50              --              --
         Exercised                                   --               --          (7,675)          19.33
                                            -----------         --------     -----------         -------
         Outstanding - end of year               99,480         $  26.40          88,825         $ 26.58
                                            ===========         ========     ===========         =======
         Exercisable - end of year                7,325                            7,325
                                            ===========                      ===========
         Weighted average fair value
           of options granted during
           the year                                             $   7.34                         $  6.45

Options outstanding at year-end 1999 were as follows:

                                                  Outstanding               Exercisable
                                           --------------------------   ----------------------------
                                                          Weighted
                                                           Average                       Weighted
                                                          Remaining                       Average
           Range of                                      Contractual                     Exercise
         Exercise Prices                       Number       Life              Number       Price
         ---------------                       ------       ----              ------       -----
         $ 19 - $ 20                           22,325     7.00 years             7,325     $  19.33
         $ 26 - $ 27                           45,655     8.69 years                --           --
         $ 31 - $ 32                           31,500     9.00 years                --           --
                                           ----------     ----             -----------    ----------
         Outstanding at year end               99,480     8.41 years             7,325     $  19.33
                                           ==========     ====             ===========    ==========

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             42.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 10 - STOCK OPTION PLAN (Continued)

Had compensation expense for stock options been measured using FASB Statement 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                             1999              1998              1997
                                                             ----              ----              ----
         Income as reported                          $      2,084,526    $    1,616,908     $    1,839,057
         Pro forma net income                               1,980,560         1,586,416          1,821,316
         Pro forma earnings per share
              Basic                                           $  1.89          $   1.52           $   1.75
              Diluted                                            1.87              1.50               1.74

For purposes of pro forma disclosures, the following weighted average assumptions were used:

                                                                                  1999             1998
                                                                                  ----             ----
         Risk-free interest rate                                                   6.45%            4.73%
         Dividend yield                                                            3.00             3.00
         Market price volatility factor                                           20.86            18.10
         Weighted average expected life of options                              8 years          8 years


NOTE 11 - SALARY DEFERRAL - 401(k) PLAN

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of six percent (6%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation's matching and discretionary contributions were $95,020, $96,124, and 66,646 for the years-ended December 31, 1999, 1998 and 1997.

NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             43.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES (Continued)

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

Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party.

The following is a summary of commitments to extend credit at year-end 1999 and 1998:

                                                                              1999              1998
                                                                              ----              ----
         Fixed rate                                                     $       815,763     $    2,517,671
         Variable rate                                                       19,875,756         29,107,375
                                                                        ---------------     --------------

                                                                        $    20,691,519     $   31,625,046
                                                                        ===============     ==============

At year-end 1999 and 1998, reserves of $783,000 and $910,000 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

NOTE 13 - REGULATORY MATTERS

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             44.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 13 - REGULATORY MATTERS (Continued)

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

                                                              Capital to risk-
                                                              weighted assets
                                                              ---------------              Tier 1 capital
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

At year-end 1999, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were:

                                                                                              Minimum Required
                                                                                                 To Be Well
                                                                    Minimum Required             Capitalized
                                                                       For Capital         Under Prompt Corrective
                                                 Actual             Adequacy Purposes        Action Regulations
                                                 ------             -----------------        ------------------
                                             Amount      Ratio      Amount        Ratio        Amount      Ratio
                                             ------      -----      ------        -----        ------      -----
Total capital (to risk weighted assets)
     Corporation                           $  19,657      9.9%     $  15,871       8.0%     $  19,839      10.0%
     Bank                                  $  19,967     10.1%     $  15,851       8.0%     $  19,814      10.0%
Tier 1 capital (to risk weighted assets)
     Corporation                           $  18,159      9.2%     $   7,936       4.0%     $  11,903       6.0%
     Bank                                  $  18,468      9.3%     $   7,926       4.0%     $  11,888       6.0%
Tier 1 capital (to average assets)
     Corporation                           $  18,159      7.9%     $   9,226       4.0%     $  11,533       5.0%
     Bank                                  $  18,468      8.0%     $   9,219       4.0%     $  11,524       5.0%

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             45.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 13 - REGULATORY MATTERS (Continued)

The Bank was categorized as well capitalized at year-end 1999 and 1998, while the Corporation was categorized as adequately capitalized at year-end 1999 and well capitalized at year-end 1998. Management believes that no events have occurred since the last regulatory determination that would change the capital category at December 31, 1999.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the current and prior two year's retained earnings as defined by regulations. At year-end 1999, approximately $3,239,000 of the Bank's retained earnings was available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's regulatory capital requirements and minimum regulatory guidelines.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 1999 and 1998.

A summary of activity on these borrower relationships with aggregate debt greater than $60,000 is as follows:

                                                                                                 1999
                                                                                                 ----
           Beginning balance                                                                $    1,362,044
           New loans and advances                                                                  346,794
           Payments                                                                               (657,122)
           Other changes                                                                          (130,000)
                                                                                            --------------

           Ending balance                                                                   $      921,716
                                                                                            ==============

A director of the Corporation is a partner with a law firm that rendered various legal services for the Corporation. Another director of the Corporation is co-owner of an appraisal company that performs real estate appraisals for the Corporation. Legal and appraisal fees paid in 1999 were not material.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             46.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year-end fair values of financial instruments were:

                                                      1999                                     1998
                                                      ----                                     ----
                                            Carrying             Estimated          Carrying            Estimated
                                             Amount             Fair Value           Amount            Fair Value
                                             ------             ----------           ------            ----------
FINANCIAL ASSETS
     Cash and equivalents             $      7,124,441     $      7,124,000     $     6,692,802    $      6,693,000
     Securities available
       for sale                             32,414,530           32,415,000          38,256,547          38,257,000
     Loans, net of allowance for
       possible loan losses                203,273,827          203,760,000         157,454,266         158,919,000
     Accrued interest receivable             1,276,295            1,276,000           1,054,578           1,055,000
     Cash surrender value of
       life insurance                        1,098,229            1,098,000           1,013,696           1,014,000
     Mortgage servicing rights                 715,193              715,000             534,069             534,000

FINANCIAL LIABILITIES
     Demand and savings
       deposits                            (77,204,826)         (77,205,000)        (76,395,186)        (76,395,000)
     Time deposits                        (137,150,912)        (137,388,000)        (96,702,609)        (97,883,000)
     Borrowed funds                        (19,352,977)         (17,955,000)        (19,220,000)        (18,050,000)
     Accrued interest payable                 (514,457)            (514,000)           (422,085)           (422,000)

The following assumptions were used for purposes of the previous disclosures of estimated fair value. The carrying amount is considered to estimate fair value for cash and cash equivalents, for cash surrender value of life insurance, for mortgage servicing rights, for loans that contractually reprice at intervals of less than twelve months, for demand and savings deposits, and for accrued interest. Securities fair values are based on quoted market prices for the individual securities or for equivalent securities. The fair values of fixed-rate loans, loans that reprice less frequently than each six months, borrowed funds and time deposits are estimated using a discounted cash flow analysis using year-end market interest rates for the estimated life and credit risk. The estimated fair value of commitments is not material.

While these estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be given that, were the Bank to have disposed of such items at year-end 1999 or 1998, the estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. The estimated fair values at year-end, 1999 and 1998 should not necessarily be considered to apply at subsequent dates.

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

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             47.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

                                                                1999              1998            1997
                                                                ----              ----            ----
         Unrealized holding gains and losses
           on available-for-sale securities                $  (1,669,969)   $     895,258     $    552,771
         Less reclassification adjustments for gains
           and losses later recognized in income                  57,694         (335,874)        (151,165)
                                                           -------------    -------------     ------------
         Net unrealized gains and losses                      (1,727,663)         559,384          401,606
         Tax effect                                              587,411         (190,191)        (136,546)
                                                           -------------    -------------     ------------

         Other comprehensive income                        $  (1,140,252)   $     369,193     $    265,060
                                                           =============    =============     ============


NOTE 17- PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.:

                            CONDENSED BALANCE SHEETS
                           December 31, 1999 and 1998

                                                                                    1999                 1998
                                                                                    ----                 ----
ASSETS
Cash on deposit with subsidiary                                              $          14,312    $          46,885
Investment in common stock of subsidiaries                                          17,595,187           16,888,501
Other assets                                                                           104,283              113,708
                                                                             -----------------    -----------------

     Total assets                                                            $      17,713,782    $      17,049,094
                                                                             =================    =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Borrowed funds                                                               $         500,000    $              --
Other liabilities                                                                        1,466                1,466
Shareholders' equity                                                                17,212,316           17,047,628
                                                                             -----------------    -----------------

     Total liabilities and shareholders' equity                              $      17,713,782    $      17,049,094
                                                                             =================    =================

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             48.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Year ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

NOTE 17- PARENT CORPORATION STATEMENTS (Continued)

                         CONDENSED STATEMENTS OF INCOME
                   Year ended December 31, 1999, 1998 and 1997

                                                                1999                1998                 1997
                                                                ----                ----                 ----
INCOME
     Dividends from bank subsidiary                     $         798,056    $         820,173    $         874,019
     Other income                                                   4,283                   --                1,238
                                                        -----------------    -----------------    -----------------
         Total income                                             802,339              820,173              875,257

EXPENSES
     Amortization                                                  13,708               12,348               12,348
     Other                                                         50,561               36,245               65,732
                                                        -----------------    -----------------    -----------------
         Total expenses                                            64,269               48,593               78,080
                                                        -----------------    -----------------    -----------------

Income before equity in undistributed
  earnings of subsidiaries                                        738,070              771,580              797,177

Equity in undistributed earnings of subsidiaries                1,346,456              845,328            1,041,880
                                                        -----------------    -----------------    -----------------

NET INCOME                                              $       2,084,526    $       1,616,908     $      1,839,057
                                                        =================    =================    =================

                        CONDENSED STATEMENTS OF CASH FLOW
                  Years ended December 31, 1999, 1998 and 1997

                                                                   1999               1998               1997
                                                                   ----               ----               ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                              $  2,084,526    $       1,616,908    $       1,839,057
     Adjustments to reconcile net income to net cash
       from operating activities
         Equity in undistributed earnings of
           subsidiaries                                        (1,346,456)            (845,328)          (1,041,880)
         Amortization and other                                     9,033               12,798               12,348
                                                             ------------    -----------------    -----------------
              Net cash from operating activities                  747,013              784,378              809,525
                                                             ------------    -----------------    -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital infusion to subsidiary                              (500,000)             (45,000)             (55,000)
     Purchase of certificate of deposit                                --             (100,000)                  --
                                                             ------------    -----------------    -----------------
         Net cash from investing activities                      (500,000)            (145,000)             (55,000)

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in borrowed funds                                 500,000                   --                   --
     Issuance of common stock                                      17,989                   --                   --
     Stock options exercised                                           --              148,357                   --
     Cash dividends paid                                         (797,575)            (775,173)            (729,019)
                                                             ------------    -----------------    -----------------
         Net cash from financing activities                      (279,586)            (626,816)            (729,019)
                                                             ------------    -----------------    -----------------

Net change in cash                                                (32,573)              12,562               25,506
Cash at beginning of period                                        46,885               34,323                8,817
                                                             ------------    -----------------    -----------------

CASH AT END OF PERIOD                                        $     14,312    $          46,885    $          34,323
                                                             ============    =================    =================

--------------------------------------------------------------------------------


                                                                             49.

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

For 1999 and 1998, bid and ask quotations were obtained and compared from CBI and Sweney. The quotations are inter-dealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

                                             Dividends
            1999                             Declared      Low Bid     High Bid      Low Ask     High Ask
            ----                             --------      -------     --------      -------     --------
         1st Qtr.                            $ 0.19       $ 30.50      $ 30.50      $ 32.00      $ 32.00
         2nd Qtr.                              0.19         29.75        30.50        30.00        31.00
         3rd Qtr.                              0.19         30.00        30.62        30.25        31.50
         4th Qtr.                              0.19         27.00        30.38        30.00        31.25

                                             Dividends
            1998                             Declared      Low Bid     High Bid      Low Ask     High Ask
            ----                             --------      -------     --------      -------     --------
         1st Qtr.                            $   --       $ 25.00      $ 26.00      $ 27.00      $ 28.00
         2nd Qtr.                              0.37         25.50        28.25        28.00        31.00
         3rd Qtr.                              0.18         27.75        30.00        29.00        33.00
         4th Qtr.                              0.19         29.00        31.50        31.00        33.00

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,047,610 outstanding shares of common stock held by approximately 1,563 shareholders as of December 31, 1999. In 1998, the Corporation paid cash dividends in June, September and December totaling $0.74 per share. In 1999, the Corporation paid cash dividends in March, June, September and December totaling $0.76 per share.

--------------------------------------------------------------------------------


                                                                             50.

BOARD OF DIRECTORS

Richard Sheaffer - Chairman (1)................................   President of R. A. Sheaffer, Inc.
                                                                  Morral, Ohio

Raymond E. Graves (1)(2).......................................   President and CEO of Commercial
                                                                  Bancshares, Inc.
                                                                  Upper Sandusky, Ohio

Daniel E. Berg(1)(2)...........................................   Ohio Business Leader of Tower Automotive
                                                                  Upper Sandusky/Bluffton, Ohio

James A. Deer (1)(2)...........................................   Secretary/Treasurer of Commercial
                                                                  Bancshares, Inc. and President and CEO of
                                                                  The Commercial Savings Bank,
                                                                  Upper Sandusky, Ohio

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

Michael A. Mastro (1)(2).......................................   President, TLM Management, Inc.
                                                                  Marion, Ohio

Tracy L. Morgan (2)............................................   President, Advantage Finance, Inc.
                                                                  Marion, Ohio

William E. Ruse (1)............................................   President of Blanchard Valley
                                                                  Health Services
                                                                  Findlay, Ohio

Douglas C. Smith (1)  .........................................   Retired Senior Executive of
                                                                  Baja Marine Corporation
                                                                  Bucyrus, Ohio

(1)  Directors of Commercial Bancshares, Inc. and The Commercial Savings Bank
(2)  Directors of Advantage Finance, Inc.

--------------------------------------------------------------------------------


                                                                             51.

                           COMMERCIAL BANCSHARES, INC.

DIRECTORS EMERITUS

B. E. Beaston
David Crow
William T. Gillen
Jack Griffith
Harmon Nickless
Frederick Reid


COMMERCIAL BANCSHARES, INC.

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Raymond E. Graves, President and Chief Executive Officer
James A. Deer, Secretary/Treasurer
Philip W. Kinley, Vice President


COMMERCIAL SAVINGS BANK OFFICERS

EXECUTIVE OFFICERS

James A. Deer, President and Chief Executive Officer
Philip W. Kinley, Vice President/Chief Operations Officer
Bruce J. Beck, Vice-President/Lending
Susan E. Brown, Vice-President/Retail Banking
Steven Huffman, Vice-President/Mortgage Lending
Patrick S. Smith, Vice-President/Chief Financial Officer


ADVANTAGE FINANCE, INC.

EXECUTIVE OFFICERS

Raymond E. Graves, Chief Executive Officer
Tracy L. Morgan, President
Philip W. Kinley, Vice-President

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Commercial Savings Bank
118 South Sandusky Avenue
P.O. Box 90
Upper Sandusky, Ohio  43351
(419) 294-5781
E-Mail:  csbank@bright.net
Mr. David J. Browne, Esq., Staff Counsel


ANNUAL MEETING

The annual shareholders' meeting will be held Wednesday, April 12, 2000 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

--------------------------------------------------------------------------------


                                                                             52.

                          COMMERCIAL BANCSHARES, INC.

                              Upper Sandusky, Ohio

                                  ANNUAL REPORT
                                December 31, 1999


                                    CONTENTS

President's Letter........................................................................................        1

Comparative Summary of Selected Financial Data............................................................        3

Management's Discussion and Analysis of Financial Condition and
  Results of Operations...................................................................................        5

Independent Auditors' Report..............................................................................       19

Consolidated Financial Statements.........................................................................       20

Notes to Consolidated Financial Statements................................................................       25

Shareholder Information...................................................................................       42

Board of Directors  ......................................................................................       43

Officers..................................................................................................       44

--------------------------------------------------------------------------------

                                                                             53.