Form 10-K, Exhibit 13
period 2000-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2001-03-30
CIK 1009976

EXHIBIT 13
                                                                     ----------

December 31, 2000


Dear Shareholder(s),

Our year 2000 has been full of challenges, excitement, and has allowed us to set the stage for the years ahead. Y2K has come and gone and our customers and services were unaffected in any negative fashion. This letter will give highlights as to what has happened and what we shall face during 2001.

During the first quarter of 2001, under the direction of your Board of Directors, Management reassessed several facets of your banking corporation, including community involvement, the delivery of services and products, and income production. Upon review of these factors, it was determined that the development and implementation of a plan of regionalization was in the best interest of the shareholders, employees and communities we serve. With this we have divided Management of Commercial Savings Bank into three regions, with each region having its own Regional President. Regional President Jim Deer will spearhead our Wyandot county market covering branches in Upper Sandusky, Carey and Harpster. Region Two, our Hancock County Region will be presided over by Regional President Susan Brown. Region Three will cover operations in the counties of Marion, Union and Franklin. The Regional President of Region Three will be named shortly.

During the most recent 18 months we opened, on Lincoln Street, our second location in Findlay, Ohio. Our third Findlay Office, located inside the newly remodeled Wal-Mart, should open during the second quarter of 2001. We also opened a banking center in Richwood, Ohio, a new banking center and finance company combined office on Bellefontaine Avenue in Marion, Ohio, and relocated the main office of Advantage Finance to Main Street, Marion. During 2001 we shall open our first office in Westerville, Ohio which was previously a Bank One office. Your company is growing to enhance shareholder returns.

Total assets of your company ended 1999 at $252.0 million and closed 2000 at $262.8 million. This is an increase of $10.8 million or 4.3%. We are proud of this growth as we are equally proud of the loan growth of $9.9 million and deposit growth of $4.2 million. We attribute this growth to our new markets and improved sales performance of our company staff. We further anticipate 2001 shall provide continued growth in total assets, loans and deposits. Income for 2000 $1.45 million, which is a decrease of 31% or $639,000 from our 1999 income of $2.09 million. This income, while positive, was affected in the short term by our expansion that has prepared us for future growth.

During the last several years we have analyzed banks that offer Internet banking products. Generally, we feel they have not offered these services in a clear and concise manner. During 2001 we shall reintroduce our Internet banking services. Our Internet services shall be operated as a full-service banking center, only minus the bricks and mortar. Watch for further details on the reintroduction, and perhaps the reinvention, of CSB's Internet Banking Center.

So as you can see we have lots of plans for 2001. Our regionalization is in place; we shall open our new office in Westerville, open our first Wal-Mart Banking Center in Findlay and reintroduce our Internet Banking Center. Our employees now can, and do participate in the purchase of Commercial Bancshares stock within their 401(k) plan and all directors are in a self funded retirement plan whereby they can, and certainly do, purchase CBS stock in lieu of cash remuneration. We have great faith in the forward progression and investment in our organization. We invite you to increase your ownership in the company. At this time members of the Board of Directors own and/or control 4.4% of the Company, as set forth in the Proxy Statement. This should help you realize our faith in your organization and its plans for the future.

During 2000 we have made great strides that will allow us to meet the challenges of the future, whether these challenges be economic changes or interest rate fluctuations. Your Board and Management have taken the prudent steps to enhance the growth of our financial organization. As we are growing, he have also taken steps to assure safety and soundness of our operations. One such step has been the engagement of Young & Associates, an outside consulting firm, to perform quarterly loan reviews. This should ensure that we stay on top of al issues affecting our loan portfolios. We are most confident in the quality of our loans and management will face the future armed with the abilities to spot any troubles perhaps before they occur. Rest assured we understand the importance of growth as well as the importance of safety and soundness.

Thank you for your support of and loyalty to our organization. Please think of us for all of your financial needs and investment opportunities. Remember, you the shareholder own Commercial Bancshares, Inc. and CBS owns and operates Commercial Savings Bank, Advantage Finance, Inc., and has the largest investment permitted by law in Beck Title Agency. We are truly becoming a financial center for all of your financial needs.

Sincerely yours,



Raymond E. Graves
President and Chief Executive Officer

               COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                (Dollars in thousands, except per share data)


                                             2000          1999          1998          1997          1996
                                             ----          ----          ----          ----          ----

YEAR END BALANCES
Total assets                               $ 262,842     $ 251,952     $ 210,404     $ 181,367     $ 180,961

Total securities                              32,949        32,414        38,257        38,265        51,116

Loans, net                                   212,535       203,274       157,454       124,885       115,136

Total deposits                               218,572       214,356       173,098       161,801       165,892

Total borrowed funds                          24,500        19,353        19,220         3,030            --

Total shareholders' equity                    18,589        17,213        17,048        15,689        14,313

Book value per outstanding share               17.69         16.43         16.24         15.06         13.74

Number of shares outstanding               1,045,377     1,047,610     1,049,431     1,041,456     1,041,456


                                           RESULTS OF OPERATIONS
Interest income                            $  20,235     $  17,878     $  14,026     $  14,021     $  12,832
Interest expense                              10,742         8,692         7,238         7,324         6,336
                                           -----------------------------------------------------------------
Net interest income                            9,493         9,186         6,788         6,697         6,496
Provision for loan loss                       (1,004)         (495)         (472)         (613)         (206)
Other income                                   1,647         1,655         2,022         2,007         1,118
Salaries and employee benefits                (4,089)       (3,471)       (2,979)       (2,601)       (2,526)
Other expenses                                (4,139)       (3,967)       (3,316)       (3,046)       (3,130)
                                           -----------------------------------------------------------------
Income before income taxes                     1,908         2,908         2,043         2,444         1,752
Applicable income taxes                         (462)         (823)         (426)         (605)         (371)
                                           -----------------------------------------------------------------
Net income                                 $   1,446     $   2,085     $   1,617     $   1,839     $   1,381
                                           =================================================================

PER SHARE DATA*
Net income
  Basic                                    $    1.38     $    1.99     $    1.55     $    1.77     $    1.33
                                           =================================================================
  Diluted                                  $    1.38     $    1.96     $    1.53     $    1.76     $    1.33
                                           =================================================================

Cash dividend paid                         $    0.78     $    0.76     $    0.74     $    0.70     $    0.67
                                           =================================================================


FINANCIAL RATIOS
Return on average total assets                  0.58%         0.90%         0.86%         1.00%         0.82%
Return on average shareholders' equity          8.12%        12.18%         9.98%        12.49%         9.83%
Average shareholders' equity to
 average total assets                           7.09%         7.43%         8.63%         7.98%         8.35%

Dividend payout                                56.52%        38.26%        47.94%        39.64%        50.28%

* Per share data is based on the weighted average number of shares outstanding during the year. Prior periods have been restated to reflect a 3-for-1 stock split in 1997 and a 25% stock split in 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes" and similar expressions as they relate to Commercial Bancshares, Inc. (the "Corporation") or its management are intended to identify such forward-looking statements. The Corporation's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, government policies and regulations and rapidly changing technology affecting financial services.

RESULTS OF OPERATIONS

Net income of $1.446 million in 2000 decreased $639,000, or 31%, from the record net income of $2.085 million reported in 1999. Diluted earnings per share decreased to $1.37 in 2000 from $1.96 in 1999. Return on average assets was 0.58% in 2000 compared to 0.90% in 1999, and return on average shareholders' equity was 8.12% in 2000 compared to 12.18% in 1999. As discussed in greater detail below, these decreases were primarily the result of a substantial $1.1 million provision for loan loss during a year of expansion in bank offices, which largely contributed to the $790,000 increase in noninterest expense.

Net Interest Income

Net interest income, the primary source of earnings for the Corporation, is the amount by which interest and fees on loans and investments exceed the interest cost of deposits and other borrowings. Changes in the mix and volume of earning assets and interest-bearing liabilities and their related yields and interest rates have a major impact on earnings.

Management attempts to manage the repricing of assets and liabilities to achieve a stable level of net interest income and minimize the effect of significant changes in the market level of interest rates. Management is active in the pricing and promotion of loan and deposit products as well as closely monitoring securities classified as available for sale.

Net interest income for 2000 amounted to $9.5 million compared to $9.2 million in 1999. Taxable securities income was $121,000 lower in 2000 than in 1999, principally due to reductions in average balances, particularly mortgage-backed securities. Nontaxable securities income, on a fully-taxable equivalent basis, was $95,000 more in 2000 than in 1999, principally due to increases in average balances. The growth in earning assets was primarily in core lending of the commercial and real estate loan portfolios. The total loan portfolio increased $9.8 million, or 5%, to $214.6 million in 2000 from $204.8 million in 1999. The average balance of total loans increased by 14%. These volume increases led to an increase in interest income on loans of $2.4 million for 2000. This increase was helped by an increase in yield from 8.93% in 1999 to 9.00% in 2000. Overall, the yield on interest earning assets, on a fully-taxable equivalent basis, increased to 8.75% in 2000 from 8.46% in 1999, an increase of 29 basis points, or 3%.

Interest expense increased $2.1 million to $10.7 million in 2000 compared to $8.7 million in 1999. The generally higher interest rate environment had a much more significant impact upon the cost of funds than on the interest earning capabilities of the Corporation. The overall weighted average cost of funds increased to 5.00% in 2000 from 4.54% in both 1999 and 1998. Average interest-bearing liabilities increased to $214.9 million in 2000 from $191.4 million in 1999, a 12% increase. The increases were primarily in interest-bearing demand deposits and in time deposits. The Corporation continued its use of borrowings from the Federal Home Loan Bank (FHLB) to fund growth in the loan portfolios. Average advances from the FHLB amounted to $16.9 million in 2000 compared to $16.0 million in 1999. The average rate paid on these borrowings was 5.75% in 2000 and 5.05% in 1999. The rate paid on these borrowings was an average of 15 basis points less than time deposits in 2000 and 30 basis points less in 1999.

In 1999, net interest income increased $2.3 million over the prior year.
The average yield on earning assets increased to 8.46% in 1999 from 8.26% in 1998. The major factor was the significant increase in loan balances, particularly higher-yielding consumer and consumer finance loans, which nearly doubled to $81.2 million in 1999 from $42.0 million in 1998. The increased yield from loans was somewhat offset by reduced average balances in securities as a result of numerous sales during 1999. The mix of the interest-bearing liabilities also changed in 1999. The average balance of time deposits increased 25%, from $94.7 million in 1998 to $118.7 million in 1999, while the average rate paid on such deposits declined from 5.72% in 1998 to 5.35% in 1999. The Corporation also made greater use of borrowings from FHLB to fund growth in the loan portfolios. Average advances from the FHLB amounted to $16.0 million in 1999 compared to $5.7 million in 1998.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.


                  INTEREST RATES AND INTEREST DIFFERENTIAL

(Dollars in thousands)

                                           2000 Compared to 1999              1999 Compared to 1998
                                            Increase/(Decrease)                Increase/(Decrease)
                                       ------------------------------     ------------------------------
                                                   Change      Change                 Change      Change
                                        Total      due to      due to      Total      due to      due to
                                       Change      Volume       Rate      Change      Volume       Rate
                                       ------      ------      ------     ------      ------      ------

Short-term investments                 $  (12)     $  (22)     $  10      $  (63)     $  (66)     $   3
Securities
  Taxable                                (121)       (381)       260        (192)       (197)         5
  Tax exempt (1)                           96          91          5        (243)       (235)        (8)
Loans (2)                               2,427       2,275        152       4,267       4,341        (74)
                                       ----------------------------------------------------------------
      Total interest income             2,390       1,963        427       3,769       3,843        (74)
                                       ----------------------------------------------------------------

Deposits
  Interest-bearing demand deposits        180         148         32         (15)        (92)        77
  Savings deposits                         (4)         (6)         2         (42)         18        (60)
  Time deposits                         1,708         997        711         931       1,303       (372)
Borrowed funds                            166          53        113         580         506         74
                                       ----------------------------------------------------------------
      Total interest expense            2,050       1,192        858       1,454       1,735       (281)
                                       ----------------------------------------------------------------

Net interest income                    $  340      $  771      $(431)     $2,315      $2,108      $ 207
                                       ================================================================


For purposes of these tables, the changes in interest due to both volume and rate have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

[FN]
<F1>  Tax exempt income is adjusted to a fully taxable equivalent basis using a 34% tax rate.
<F2>  Nonaccrual loans are included for purposes of computing rate and volume effects although interest on these balances has been excluded.

        DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY


(Dollars in thousands)

                                             2000                             1999                             1998
                                ------------------------------   ------------------------------   ------------------------------
                                 Average     Income/   Average    Average     Income/   Average    Average     Income/   Average
                                Balance(4)   Expense    Yield    Balance(4)   Expense    Yield    Balance(4)   Expense    Yield
                                ----------   -------   -------   ----------   -------   -------   ----------   -------   -------

Short-term investments           $    620    $    42    6.75%     $    998    $    54    5.37%     $  2,231    $   117    5.25%
Securities
  Taxable (1)                      16,677      1,026    7.11        20,365      1,146    5.53        23,921      1,338    5.53
  Tax exempt (1 and 2)             15,278      1,138    7.08        14,510      1,042    7.04        17,838      1,285    7.08
Loans (3)                         204,542     18,417    9.00       179,078     15,990    8.93       130,470     11,723    8.99
                                 ---------------------------------------------------------------------------------------------
      Total earning assets        237,117     20,622    8.75%      214,951     18,232    8.46%      174,460     14,463    8.26%
                                             -------    ====                  -------    ====                  -------    ====
Other assets                       14,219                           15,521                           13,236
                                 --------                         --------                         --------
      Total assets               $251,336                         $230,472                         $187,696
                                 ========                         ========                         ========

Deposits
  Interest-bearing
   demand deposits               $ 41,734      1,265    3.03%     $ 36,748      1,085    2.95%     $ 39,985      1,100    2.75%
  Savings deposits                 19,710        446    2.26        19,972        450    2.25        19,247        492    2.56
  Time deposits                   136,523      8,057    5.90       118,666      6,350    5.35        94,662      5,419    5.72
Borrowed funds                     16,946        974    5.75        15,983        807    5.05         5,669        227    4.00
                                 ---------------------------------------------------------------------------------------------
      Total interest-
       bearing liabilities        214,913     10,742    5.00%      191,369      8,692    4.54%      159,563      7,238    4.54%
                                             -------    ====                  -------    ====                  -------    ====
Noninterest-bearing
 demand deposits                   17,294                           20,771                           11,745
Other liabilities                   1,308                            1,219                              193
Shareholders equity                17,821                           17,113                           16,195
                                 --------                         --------                         --------
      Total liabilities and
       shareholders' equity      $251,336                         $230,472                         $187,696
                                 ========                         ========                         ========

Net interest income                          $ 9,880                          $ 9,540                          $ 7,225
                                             =======                          =======                          =======

As a percentage of earning
 assets:
  Interest income                                       8.75%                            8.46%                            8.26%
  Interest expense                                      4.56                             4.03                             4.13
  Net interest income                                   4.19%                            4.43%                            4.13%

<F1>  Average balance is computed using the carrying value of securities.
      The average yield has been computed using the historical amoritzed balance for available for sale securities.
<F2>  Income is computed on a fully-taxable equivalent basis using a 34% tax rate. The amount of such adjustment was $387,000, $354,000 and $437,000 for 2000, 1999 and 1998, respectively.
<F3>  Nonaccrual loans are included in the average balances presented.
<F4>  Average is a daily average balance.

Provision for Loan Losses

The provision for loan losses was $1.0 million in 2000, an increase from $495,000 in 1999 and $472,000 in 1998. The primary factors contributing to this increase were management's recognition of the increased level of year-end nonperforming loans, particularly impaired loans (including two specific commercial loans), and the increase in loans charged-off in 2000 compared to 1999. The credit review process includes a number of factors and is discussed in greater detail under the section "Allowance for Loan Losses".

Noninterest Income

Total non-interest income in 2000 decreased by $8,000 from that reported in 1999. Service fees and overdraft charges increased to $1.1 million in 2000 from $1.0 million in 1999, due mostly to the increase in deposits. The increase in these fees was offset by reductions in the gains realized on sales of securities. Increasing interest rates during 1999 and 2000 caused the securities held by the Corporation to experience a decline in fair value. As a result, there were no sales of securities in 2000 and fewer sales in 1999 than the Corporation had experienced in prior years. Also contributing to increased fee income for 2000, was the Corporation's share in profits of Beck Title Agency, from which the Corporation acquired the maximum allowable 49.9% ownership in 2000. Despite an increase in service fees and overdraft charges to $1.0 million in 1999 from $857,000 in 1998, and an increase in other income to $363,000 in 1999 from $244,000 in 1998, significant reductions in the gains on sales of securities and loans caused total non-interest income to decline to $1.7 million in 1999 from $2.0 million in 1998. The rising interest rate environment slowed the mortgage loan origination levels seen in 1998, which resulted in lower gains on the sale of loans.

Noninterest expense.

Total non-interest expense increased $790,000, or 11%, from $7.4 million in
1999 to $8.2 million in 2000.   The principal factor contributing to this
increase was the various branch expansions undertaken during 2000. Namely, the additional staffing and increases in occupancy expense (primarily depreciation on the facility and computer equipment) for two newly opened branch locations, as well as costs associated with the additional purchases of land and building for 2001 expansion activity, added to non-interest expense in 2000. Although the facilities have already been acquired, management anticipates additional increases in noninterest expenses related to additional branch expansion plans in 2001.

In 1999, total noninterest expense increased $1.1 million over 1998. Customary merit increases of employee salaries, additional staffing for new locations, increases in occupancy expense related to those new locations, and losses and expenses associated with other real estate owned contributed to this increase.

Income Taxes

Income tax expense of $462,000 in 2000 represents 24.2% of income before taxes compared to 28.3% in 1999 and 20.9% in 1998. These effective tax rates are lower than the statutory rate of 34%, primarily resulting from the Bank's investment in tax-exempt obligations from states and political subdivisions. Tax exempt income increased as a percentage of income before taxes in 2000, which was a contributing factor to the decrease in the effective rate for 2000. Conversely, tax exempt income decreased as a percentage of income before taxes in 1999, which was a contributing factor to the increase in the effective rate for that year.

FINANCIAL CONDITION

Total assets were $262.8 million at December 31, 2000, an increase of $10.8 million, or 4%, over the $252.0 million reported at December 31, 1999. The major factor in the growth of the Corporation was the increase of $9.8 million in total loans, funded by increases in both deposits and borrowings.

Loans


Year-end loans (in thousands) were as follows:


                                     2000         1999         1998         1997         1996
                                     ----         ----         ----         ----         ----

Commercial and other loans         $ 91,710     $ 82,888     $ 79,169     $ 60,677     $ 51,022
Real estate loans                    42,693       33,439       30,740       25,082       22,979
Consumer and credit card loans       69,012       75,318       42,012       34,150       37,344
Home equity loans                     7,720        7,253        6,716        6,051        4,810
Consumer finance loans                3,489        5,875           --           --           --
                                   ------------------------------------------------------------
      Total loans                  $214,624     $204,773     $158,637     $125,960     $116,155
                                   ============================================================


The majority of the Corporation's loan growth was in its commercial loan portfolio, which grew $8.8 million, or 11%, in 2000. Management remains committed to strengthening business relationships and providing incentives for loan growth in its local market area. Real estate loans amounted to $42.6 million at year-end 2000 compared to $33.4 million at year-end 1999. These amounts included $6.5 and $2.6 million originated and held for sale at year-ends 2000 and 1999.

In addition to the home equity and direct consumer and credit card loan portfolios that also constitute its core loan business, the Corporation invests in certain indirect loan business, or "niche" lending. This indirect loan business, specifically loans for horse trailers, accounted for substantially all consumer loan growth in 1999 and was part of management's strategy to shift funds to higher yielding assets, increase the leverage of the Corporation's and Bank's capital and improve return to shareholders. While these goals were achieved in 1999, new loan originations in 2000 had to be restrained due to regulatory capital constraints that impose limits on the level of assets that can be supported by the current amounts of shareholders' equity. See the discussion of Capital Resources later in this report.

Therefore, the decline in consumer loan balances in 2000 is primarily a result of management reducing its dependence on this indirect, or "niche" loan portfolio. These indirect loans are originated through a loan broker to whom the Corporation pays origination fees. Substantially all of these borrowers are located outside of the Corporation's traditional market area.

The Bank also originates consumer finance loans through its subsidiary, Advantage Finance, Inc. ("Advantage"). These loans amounted to $3.5 million at December 31, 2000 compared to $5.9 million at December 31, 1999. Most of the Advantage loans are indirect consumer finance loans to borrowers outside of the Corporation's traditional market area, originated through a relationship with a chain of garden and farm supply stores. A majority of the Advantage loans are originated on a six-month same as cash basis such that if the customers repay the loan within the first six months, no interest will be collected by Advantage. For the loans that repay within the first six months, Advantage's income is limited to a 2% discount received upon the initial purchase of these loans. The volume of loans that repay in the first six months can significantly impact the profitability of Advantage. Approximately 32% of loans originated under this program are repaying within the first six months.

The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2000.


      One Year     One Through        Over
       or less      Five Years     Five Years
      --------     -----------     ----------

      $11,914        $13,292        $66,504


Of the loans included above with maturities exceeding one year, $13.8 million had fixed rates, while $65.9 million had adjustable rates.

The Bank's loan portfolio represents it largest and highest yielding earning assets. It also contains the most risk of loss. This risk is due mainly to changes in borrowers' primary repayment capacity, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and training of personnel.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered adequate to cover probable incurred loan losses. Management prepares a written report of the allowance for loan losses and the Loan Committee of the Board of Directors reviews this on a monthly basis. Each loan portfolio, by type and by collateral, is evaluated independently to identify probable incurred losses. Factors considered include historical and current delinquencies, pertinent known economic conditions, specific knowledge of the circumstances of individual credits, industry sector changes and estimated collateral values for known problem loans. Under this methodology, the sufficiency of the total allowance may vary depending on changes, if any, in the mix of the loan types and whether or not total loans increase or decrease. Management judgments as to the probability of loss and the amount of loss for individual loans and pools of loans are subjective and subject to change over time.

The allowance for loan losses at December 31, 2000 was $2.1 million or 0.97% of total loans. This compares to $1.5 million or 0.73% of total loans in 1999. The Corporation's policy is to charge off loans when, in management's opinion, collection is doubtful. All loans charged off are subject to continuing review and concerted efforts are made to maximize recovery.

The Corporation provided $1.0 million to the allowance for loan losses in 2000 to maintain the balance at an adequate level following net charge-offs of $414,000 and also due to numerous consumer and a specific problem loan identified during the fourth quarter. The problem credit relationship represents a floor plan to a local car dealership from which the Bank has a total exposure in excess of $1.0 million as of December 31, 2000. The Bank has identified and specifically allocated a portion of the allowance for loan loss for this loan. The Bank believes that the current allowance balance is sufficient to cover identified losses in the loan portfolio.

The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31, 2000.


                                            2000       1999       1998       1997       1996
                                            ----       ----       ----       ----       ----

Balance at beginning of period             $1,499     $1,183     $1,075     $1,019     $  996
Loans charged off:
  Commercial                                  (65)       (12)       (45)       (42)       (72)
  Real estate                                  --         --         --         --         --
  Consumer                                   (523)      (291)      (422)      (601)      (196)
                                           --------------------------------------------------
      Total loans charged off                (588)      (303)      (467)      (643)      (268)
                                           --------------------------------------------------

Recoveries of loans previously charged off:

  Commercial                                   42          8          5         30         60
  Real estate                                  --         --         --         --         --
  Consumer                                    132        116         98         56         25
                                           --------------------------------------------------
      Total loan recoveries                   174        124        103         86         85
                                           --------------------------------------------------
Net loans charged off                        (414)      (179)      (364)      (557)      (183)
Provision charged to operating expense      1,004        495        472        613        206
                                           --------------------------------------------------
Balance at end of period                   $2,089     $1,499     $1,183     $1,075     $1,019
                                           ==================================================

Ratio of net charge-offs to average
 loans outstanding for period                0.20%      0.10%      0.28%      0.45%      0.17%


The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.


                     Percentage of           Percentage of           Percentage of           Percentage of           Percentage of
                     Loans in Each           Loans in Each           Loans in Each           Loans in Each           Loans in Each
                      Category to             Category to             Category to             Category to             Category to
           Allowance     Total     Allowance     Total     Allowance     Total     Allowance     Total     Allowance     Total
            Amount       Loans      Amount       Loans      Amount       Loans      Amount       Loans      Amount       Loans
           --------- ------------- --------- ------------- --------- ------------- --------- ------------- --------- -------------
              December 31, 2000       December 31, 1999       December 31, 1998       December 31, 1997       December 31, 1996
              -----------------       -----------------       -----------------       -----------------       -----------------

Commercial  $  809        43%       $  207        40%       $  509        50%       $  530        48        $  424        44%
Real estate    154        23            83        20            93        24            95        25             8        24
Consumer     1,126        34         1,184        40           559        26           442        27           445        32
Unallocated     --       n/a            25       n/a            22       n/a             8       n/a           142       n/a
            ----------------------------------------------------------------------------------------------------------------
      Total $2,089       100%       $1,499       100%       $1,183       100%       $1,075       100%       $1,019       100%
            ================================================================================================================


The policy for placing loans on nonaccrual status is to cease accruing interest on loans when management believes that the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except that in certain circumstances interest accruals are continued on loans deemed by management to be fully collectible. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged off.

The Corporation considers loans impaired if full principal and interest payments are not anticipated, pursuant to the terms of the contract. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans.

Commercial loans and commercial real estate loans that are classified as substandard or doubtful through the internal loan review process. Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans included residential first mortgage, home equity, automobile and credit card loans.

The following schedule summarizes impaired loans and nonperforming (in thousands) as of December 31.


                                                   2000      1999      1998       1997      1996
                                                   ----      ----      ----       ----      ----

Impaired loans                                    $2,365     $186     $1,068     $1,405     $45
                                                  =============================================

Loans accounted for on a nonaccrual basis
 (includes substantially all impaired loans)      $1,840     $530     $1,169     $1,073     $45
Accruing loans which are contractually past
 due 90 days or more as to interest or
 principal payments                                   71      212         91        289      --
Loans that are "troubled debt restructurings"
 as defined in Statement of Financial
 Accounting Standard No. 15
 (exclusive of loans listed above)                    --       --         --         --      --
                                                  ---------------------------------------------

      Total nonperforming loans                   $1,911     $742     $1,260     $1,362     $45
                                                  =============================================


Interest income recognized on impaired loans was $10,000 in 2000 and zero in 1999. The outstanding balance of impaired loans as of the end of 2000 is mostly due to two commercial loans. Although the loan to the local car dealership is current, management considers this loan impaired based upon specific circumstances of the individual credit. The other commercial credit financed numerous rental properties and was placed on nonaccrual status during the second quarter of 2000. All subject properties are collateralized by a first mortgage and were most recently appraised at an aggregate value of $1.4 million. The Bank has received judgement against all borrowers on the note and has placed the properties in court-ordered receivership. Payments are currently being made through the receivership. The Bank may consider foreclosure action and recovery against individual borrowers.

As of December 31, 2000, there are no loans that have not been included above where known information about possible credit problems of the borrower causes management to have serious doubts about the ability of the borrower to comply with present repayment terms.

As of December 31, 2000, there are no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.

Another factor associated with asset quality is Other Real Estate Owned ("OREO"). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. During 1999, management disposed of a large commercial property that had been carried as OREO at year-end 1998. The losses associated with this property were recognized during 1999 and totaled $176,000. There were no properties classified as OREO at year-end 1999 or during the year 2000.

Securities

All securities are classified as available for sale and are carried at fair value. Mortgage-backed securities decreased in 2000 by $2.8 million due to scheduled paydowns and prepayments. All other securities, collectively, increased $3.3 million, mainly as a result of increases in market value, which is the carrying value of securities available for sale. As of December 31, 2000, there are no concentrations of securities of any one issuer, other than the U.S. Government and Government Agencies, whose carrying value exceeds 10% of shareholders' equity.

The carrying value of securities available for sale (in thousands) as of December 31 are summarized as follow:


                                                          2000        1999        1998
                                                          ----        ----        ----

U.S. Treasury and U.S. Government  Agency securities     $ 2,565     $ 1,493     $ 2,629
Obligations of states and political  subdivisions         16,769      14,684      13,539
Corporate bonds                                              956         936       1,957
Mortgage-backed securities                                11,303      14,064      19,186
Equity investments                                         1,356       1,238         946
                                                         -------------------------------
                                                         $32,949     $32,414     $38,257
                                                         ===============================


The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) for each category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2000:


                                                                 Maturing             Maturing
                                          Maturing in           After One            After Five            Maturing
                                            One Year           Year Through        Years Through             After
                                            or Less             Five Years           Ten Years             Ten Years
                                        Amount     Yield     Amount     Yield     Amount     Yield     Amount      Yield
                                        ------     -----     ------     -----     ------     -----     ------      -----

U.S. Treasury and U.S. Government
 Agency securities                       $ --                $1,006     7.20%     $1,559     6.07%     $    --
Obligations of states and political
 subdivisions                             400      7.13%        262     8.41%      1,292     6.78%      14,815     7.16%
Corporate bonds                            --                   433     5.74%        523     5.95%          --
Mortgage-backed securities                 --                    --                2,679     5.46%       8,624     6.68%
                                         ------------------------------------------------------------------------------
      Total                              $400      7.13%     $1,701     7.01%     $6,053     5.94%     $23,439     6.98%
                                         ==============================================================================


The weighted average interest rates are based on coupon rates for investment and mortgage-backed securities purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount. The weighted average yield on tax exempt obligations has been determined on a tax equivalent basis. Equity securities consisting of Federal Home Loan Bank stock that bears no stated maturity or yield is not included in this analysis. Maturities are reported based on stated maturities or, if applicable, earliest call dates and do not reflect principal prepayment assumptions. Available for sale yields are based on amortized cost balances.

Deposits

Total deposits increased $4.2 million, or 2%, to $218.6 million at December 31, 2000 from $214.4 million at December 31, 1999. Most of this growth was in interest-bearing demand deposits as management focused the Bank's sales efforts on attracting this less expensive resource for cost of funds. Total time deposits experienced a shift in its mix as the larger balance, public funds were replaced by a higher volume of smaller personal consumer accounts. The Corporation expanded its branch system in the Findlay, Ohio market and entered the Richwood, Ohio (and Union County) market during 2000. Further expansion is planned for 2001 with the opening of a new office in downtown Westerville, Ohio (Franklin County). Also during 2001, the Corporation will establish a banking facility in a retail setting inside the Findlay, Ohio SuperWalMart. Each of these efforts point to the Corporation's continuing commitment to serve our customers more effectively and to attract additional deposits.

The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2000:


       Three months or less                    $ 4,714
       Over three months through six months      3,945
       Over six through twelve months            9,896
       Over twelve months                       11,859
                                               -------
            Total                              $30,414
                                               =======


The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31:


                                                  2000                     1999                     1998
                                          --------------------     --------------------     --------------------
                                          Average      Average     Average      Average     Average      Average
                                           Amount       Rate        Amount       Rate        Amount       Rate
                                          -------      -------     -------      -------     -------      -------

Interest-bearing demand deposits          $ 41,734      3.03%      $ 36,748      2.95%      $ 39,986      2.75%
Savings deposits                            19,710      2.26         19,972      2.25         19,247      2.56
Time deposits                              136,523      5.90        118,666      5.35         94,662      5.72
Demand deposits (noninterest-bearing)       17,294                   20,771                   11,745
                                          --------                 --------                 --------
      Total                               $215,261                 $196,157                 $165,640
                                          ========                 ========                 ========


CAPITAL RESOURCES

Total shareholders' equity at year-end 2000 was $18.6 million, an increase of $1.4 million, or 8%, from total shareholders' equity of $17.2 million at year-end 1999. Net income and the increase in fair value of securities available for sale, net of taxes, were partially offset by the payment of dividends.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 2000, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8%, with half of the capital composed of core capital. Minimum leverage ratios range from 3% to 5% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution's balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution's Tier 1 capital with certain limitations in meeting the total risk-based capital requirements.

At December 31, 2000, the Bank's total risk-based capital ratio and leverage ratio were 10.2% and 7.4%, thus exceeding the minimum regulatory requirements. At December 31, 1999, the ratios were 10.1% and 8.0%. The Corporation has similar capital requirements on a consolidated basis as described in Note 13 of the consolidated financial statements.

                                  LIQUIDITY

Liquidity refers to the Corporation's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses and meet other obligations. Primary sources of liquidity are cash and cash equivalents, which totaled $6.6 million at year-end 2000. Net income, securities available for sale and repayments and maturities of loans serve to increase liquidity. Other sources of liquidity that could be used to help ensure funds are available when needed include, but are not limited to, purchase of federal funds, sale of securities, obtaining advances from the FHLB, adjustments of interest rates to attract deposits, and borrowing at the Federal Reserve discount window. Management believes that its sources of liquidity are adequate to meet the needs of the Corporation.

A measure of liquidity is the relationship of loans to deposits and borrowed funds. Lower ratios indicate greater liquidity. At December 31, 2000 and 1999, the ratio of loans to deposits and borrowed funds was 88.3% and 87.6%. Management believes that these ratios represent acceptable levels of liquidity.

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

Management monitors its gap position with the goal to increase its net interest income slightly in a rising interest rate environment, in order to maintain earnings at an acceptable level when additional funding of loan loss reserve may be necessary. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates of the majority of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have primarily fixed rates of interest. At year-end 2000, the Corporation's gap position was slightly negative and well within established limits.

The following tables provide information about the Corporation's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For core deposits (demand, interest-bearing checking, savings and money market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation's historical experience, management's judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. Weighted-average variable rates are based upon rates existing at the reporting date.

                   Principal/Notional Amount Maturing in:
                           (Dollars in thousands)

For the Year Ended December 31, 2000:                                                                                    Fair
                                       2001       2002       2003       2004       2005      Thereafter     Total       Value
                                       ----       ----       ----       ----       ----      ----------     -----       -----

Rate-sensitive assets:
Fixed interest rate loans             $ 7,716    $ 4,653    $ 5,872    $ 9,433    $10,833     $72,990      $111,497    $112,126
  Average interest rate                 10.08%     10.54%     10.44%     10.25%      9.71%       9.81%         9.92%
-------------------------------------------------------------------------------------------------------------------------------
Variable interest rate loans          $ 9,804    $ 1,023    $ 2,048    $ 1,785    $   847     $87,620      $103,127    $103,241
  Average interest rate                 10.44%     10.12%      9.77%      9.07%     10.07%       9.50%         9.60%
-------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate securities        $   401         --    $   584    $    93    $ 1,013     $22,158      $ 24,249    $ 23,999
  Average interest rate                  5.19%                 6.88%      7.35%      7.55%       5.51%         5.63%
-------------------------------------------------------------------------------------------------------------------------------
Variable interest rate securities          --         --         --         --         --     $ 7,749      $  7,749    $  7,594
  Average interest rate                                                                          6.52%         6.52%
-------------------------------------------------------------------------------------------------------------------------------
Federal funds sold                    $   300         --         --         --         --          --      $    300    $    300
  Average interest rate                  6.75%                                                                 6.75%
-------------------------------------------------------------------------------------------------------------------------------
Rate-sensitive liabilities:
Noninterest-bearing deposits          $ 4,440    $ 3,553    $ 2,665    $ 2,221    $ 2,221     $ 2,665        17,765    $ 17,765
-------------------------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits      $11,701    $11,569    $11,569    $11,569    $11,569     $ 5,554      $ 63,531    $ 63,531
  Average interest rate                  2.13%      2.49%      2.49%      2.49%      2.49%       2.23%         2.47%
-------------------------------------------------------------------------------------------------------------------------------
Interest-bearing time deposits        $74,690    $57,544    $ 3,814    $   715    $   416     $    97      $137,276    $138,178
  Average interest rate                  5.96%      6.80%      6.32%      5.36%      5.36%       2.33%         6.32%
-------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate borrowings             --         --         --         --         --     $11,500      $ 11,500    $ 10,776
  Average interest rate                                                                          4.60%         4.60%
-------------------------------------------------------------------------------------------------------------------------------
Variable interest rate borrowings     $13,000         --         --         --         --          --      $ 13,000    $ 13,000
  Average interest rate                  6.82%                                                                 6.82%
-------------------------------------------------------------------------------------------------------------------------------


For the Year Ended December 31, 1999:                                                                                    Fair
                                       2000       2001       2002       2003       2004      Thereafter     Total       Value
                                       ----       ----       ----       ----       ----      ----------     -----       -----

Rate-sensitive assets:
Fixed interest rate loans             $ 7,178    $ 7,540    $ 4,831    $ 7,303    $10,155     $82,229      $119,236    $118,568
  Average interest rate                 10.57%     10.15%     10.05%     10.34%     10.32%       9.97%        10.07%
-------------------------------------------------------------------------------------------------------------------------------
Variable interest rate loans          $12,550    $ 1,178    $ 1,106    $ 2,108    $ 2,861     $65,734      $ 85,537    $ 85,192
  Average interest rate                 10.19%      9.04%      9.38%      8.85%      8.43%       8.83%         9.03%
-------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate securities             --         --         --    $   591    $    94     $21,961      $ 22,646    $ 21,302
  Average interest rate                                                   6.89%      7.35%       5.53%         5.57%
-------------------------------------------------------------------------------------------------------------------------------
Variable interest rate securities          --         --         --        --          --     $10,042      $ 10,042    $  9,875
  Average interest rate                                                                          6.27%         6.27%
-------------------------------------------------------------------------------------------------------------------------------
Rate-sensitive liabilities:
Noninterest-bearing deposits          $ 6,067    $ 4,854    $ 3,640    $ 3,034    $ 3,034    $  3,640      $ 24,268    $ 24,268
-------------------------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits      $10,587    $10,587    $ 7,941    $ 7,941    $ 5,294    $ 10,587      $ 52,937    $ 52,937
  Average interest rate                  2.13%      2.13%      2.13%      2.13%      2.13%       2.13%         2.13%
-------------------------------------------------------------------------------------------------------------------------------
Interest-bearing time deposits        $93,179    $32,842    $ 9,812    $   516    $   520    $    282      $137,151    $137,388
  Average interest rate                  5.39%      5.48%      5.81%      5.21%      4.86%       3.40%         5.43%
-------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate borrowings        $ 7,153         --         --         --         --    $ 11,500      $ 18,653    $ 17,255
  Average interest rate                  4.75%                                                   4.60%         4.66%
-------------------------------------------------------------------------------------------------------------------------------
Variable interest rate borrowings     $   500         --         --         --         --          --      $    500    $    500
  Average interest rate                  8.00%                                                                 8.00%
-------------------------------------------------------------------------------------------------------------------------------
Federal funds purchased               $   200         --         --         --         --          --      $    200    $    200
  Average interest rate                  5.69%                                                                 5.69%
-------------------------------------------------------------------------------------------------------------------------------


FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation disclosed the estimated fair value of its financial instruments at December 31, 2000 and 1999 in the notes to the consolidated financial statements. The estimated fair value of financial instruments generally experienced increases in 2000 due to a decreasing interest rate environment.

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

ACCOUNTING STANDARDS

A new standard, "Accounting for Derivative Instruments and Hedging Activities" requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The new standard does not allow hedging of a security which is classified as held to maturity. Upon adoption of the standard, companies are allowed to transfer securities from held to maturity to available for sale if they wish to be able to hedge the securities in the future. The standard became effective for the Corporation beginning January 1, 2001. The adoption did not have a significant impact on its financial statements since no derivatives are currently held.

                       REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio


We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2000 and 1999, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.




                                       Crowe, Chizek and Company LLP

Columbus, Ohio
January 19, 2001



                         CONSOLIDATED BALANCE SHEETS
                         December 31, 2000 and 1999

(Dollars in thousands)


                                                                 2000         1999
                                                                 ----         ----

ASSETS
  Cash and due from banks                                      $  6,292     $  7,124
  Federal funds sold                                                300           --
                                                               ---------------------
    Cash and cash equivalents                                     6,592        7,124
Securities available for sale                                    32,949       32,414
      Total loans                                               214,624      204,773

  Allowance for loan loss                                        (2,089)      (1,499)
                                                               ---------------------
    Loans, net                                                  212,535      203,274
  Premises and equipment, net                                     6,676        5,531
  Accrued interest receivable                                     1,685        1,276
  Other assets                                                    2,405        2,333
                                                               ---------------------

      Total assets                                             $262,842     $251,952
                                                               =====================

LIABILITIES
  Deposits
    Noninterest-bearing demand                                 $ 17,765     $ 18,203
    Interest-bearing demand                                      43,961       39,576
    Savings and time deposits                                   126,432      115,918
    Time deposits $100,000 and greater                           30,414       40,659
                                                               ---------------------
      Total deposits                                            218,572      214,356

FHLB advances                                                    24,000       18,640
Other borrowed funds                                                500          713
Accrued interest payable                                            600          514
Other liabilities                                                   581          516
                                                               ---------------------
      Total liabilities                                         244,253      234,739
                                                               ---------------------

SHAREHOLDERS' EQUITY
  Common stock, no par value, 4,000,000 shares authorized,
   1,050,778 and 1,049,999 issued in 2000 and 1999                8,154        8,056
  Retained earnings                                              10,854       10,228
  Deferred Compensation Plan shares,
   5,401 and 2,389 shares in 2000 and 1999                         (152)         (74)
  Accumulated other comprehensive income                           (267)        (997)
                                                               ---------------------
      Total shareholders' equity                                 18,589       17,213
                                                               ---------------------

      Total liabilities and shareholders' equity               $262,842     $251,952
                                                               =====================


        See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF INCOME
                Years ended December 31, 2000, 1999 and 1998

(Dollars in thousands, except per share data)


                                                       2000        1999        1998
                                                       ----        ----        ----

Interest income
Interest and fees on loans                            $18,417     $15,990     $11,723
Interests on securities:
  Taxable                                               1,025       1,146       1,338
  Nontaxable                                              751         688         848
Other interest income and dividends                        42          54         117
                                                      -------------------------------
      Total interest income                            20,235      17,878      14,026

Interest expense
Interest on deposits                                    9,768       7,885       7,011
Interest on borrowings                                    974         807         227
                                                      -------------------------------
      Total interest expense                           10,742       8,692       7,238

Net interest income                                     9,493       9,186       6,788

Provision for loan loss                                 1,004         495         472
                                                      -------------------------------

Net interest income after provision for loan loss       8,489       8,691       6,316
                                                      -------------------------------

Noninterest income
Service fees and overdraft charges                      1,085       1,045         857
Gains on sale of securities, net                           --          58         336
Gains on sale of loans, net                               192         189         585
Other income                                              370         363         244
                                                      -------------------------------
      Total noninterest income                          1,647       1,655       2,022
                                                      -------------------------------

Noninterest expenses
Salaries and employee benefits                          4,089       3,471       2,979
Occupancy, furniture and equipment                        915         836         569
Data processing                                           560         526         552
State taxes                                               321         291         289
FDIC deposit insurance                                     83          46          29
Professional fees                                         205         142         163
Amortization of intangibles                               225         168         117
Other operating expense                                 1,830       1,958       1,597
                                                      -------------------------------
      Total noninterest expense                         8,228       7,438       6,295

Income before income taxes                              1,908       2,908       2,043

Income tax expense                                        462         823         426
                                                      -------------------------------

Net income                                            $ 1,446     $ 2,085     $ 1,617
                                                      ===============================

Basic earnings per common share                       $  1.38     $  1.99     $  1.55
                                                      ===============================
Diluted earnings per common share                     $  1.38     $  1.96     $  1.53
                                                      ===============================


        See accompanying notes to consolidated financial statements.

         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                Years ended December 31, 2000, 1999 and 1998

(Dollars in thousands, except per share data)


                                                                                       Accumulated
                                                                       Deferred           Other             Total
                                             Common     Retained     Compensation     Comprehensive     Shareholders'
                                             Stock      Earnings     Plan Shares         Income            Equity
                                             ------     --------     ------------     -------------     -------------

Balance, January 1, 1998                     $7,816     $ 8,099         $  --           $  (226)           $15,688

Comprehensive income:
  Net income                                              1,617                                              1,617
  Change in net unrealized gain (loss)
   on securities available for sale, net
   of reclassification and tax effects                                                      369                369
                                                                                                           -------
      Total comprehensive income                                                                             1,986
Cash dividends declared
 ($.74 per common share)                                   (775)                                              (775)
Stock options exercised
 (7,675 shares)                                 148                                                            148
                                             ---------------------------------------------------------------------

Balance, December 31, 1998                    7,964       8,941            --               143             17,048

Comprehensive income:

  Net income                                              2,085                                              2,085
  Change in net unrealized gain (loss)
   on securities available for sale, net
   of reclassification and tax effects                                                   (1,140)            (1,140)
                                                                                                           -------
      Total comprehensive income                                                                               945
Cash dividends declared
 ($.76 per common share)                                   (798)                                              (798)
Shares acquired for deferred
 compensation plan
 (2,389 shares)                                  74                       (74)                                  --
Issuance of common shares
 (568 shares)                                    18                                                             18
                                             ---------------------------------------------------------------------

Balance, December 31, 1999                    8,056      10,228           (74)             (997)            17,213

Comprehensive income:
  Net income                                              1,446                                              1,446
  Change in net unrealized gain (loss)
   on securities available for sale, net
   of reclassification and tax effects                                                      730                730
                                                                                                           -------
      Total comprehensive income                                                                             2,176
Cash dividends declared
 ($.78 per common share)                                   (820)                                              (820)
Shares acquired for deferred
 compensation plan
 (3,012 shares)                                  78                       (78)                                  --
Issuance of common shares
 (779 shares)                                    20                                                             20
                                             ---------------------------------------------------------------------

Balance, December 31, 2000                   $8,154     $10,854         $(152)          $  (267)           $18,589
                                             =====================================================================


        See accompanying notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                Years ended December 31, 2000, 1999 and 1998

(Dollars in thousands)


                                                            2000         1999         1998
                                                            ----         ----         ----

Cash flows from operating activities
  Net income                                               $ 1,446     $  2,085     $  1,617
  Adjustments to reconcile net income to net cash from
   operating activities
    Depreciation                                               574          581          306
    Provisions for loan loss                                 1,004          495          472
    Deferred income taxes                                     (376)         352          219
    Gain on sale of securities                                  --          (58)        (336)
    Gain on sale of loans                                     (192)        (189)        (585)
    Loss on other real estate owned                             --          176          143
    Stock dividends on FHLB stock                              (92)         (92)         (34)
    Net amortization on investments                            135           62          350
    Amortization of intangible assets                          225          168          117
    Changes in
      Loans held for sale                                   (3,376)        (492)       3,500
      Interest receivable                                     (409)        (222)         110
      Interest payable                                          86           92          (18)
      Other assets and liabilities                            (232)         534        2,914
                                                           ---------------------------------
        Net cash from operating activities                  (1,207)       3,492        8,775
                                                           ---------------------------------

Cash flows from investing activities
  Securities held to maturity
    Sales                                                       --           --        3,000
  Securities available for sale
    Purchases                                               (2,478)     (10,742)     (48,794)
    Maturities and repayments                                3,006        7,018        6,517
    Sales                                                       --        7,926       39,787
  Net change in loans                                       (6,697)     (45,220)     (35,956)
  Bank premises and equipment expenditures                  (1,718)      (2,154)        (608)
                                                           ---------------------------------
      Net cash from investing activities                    (7,888)     (43,172)     (36,054)
                                                           ---------------------------------

Cash flows from financing activities
  Net change in deposits                                     4,216       41,258       11,297
  Net change in borrowed funds                               5,147         (367)      16,190
  Cash dividends paid                                         (820)        (798)        (775)
  Issuance of common stock                                      20           18           --
  Options exercised                                             --           --          148
                                                           ---------------------------------
      Net cash from financing activities                     8,563       40,111       26,860
                                                           ---------------------------------

Net change in cash and cash equivalents                       (532)         431         (419)

Cash and cash equivalents at beginning of year               7,124        6,693        7,112
                                                           ---------------------------------

Cash and cash equivalents at end of year                   $ 6,592     $  7,124     $  6,693
                                                           =================================

Supplemental disclosures:
  Cash paid for interest                                   $10,656     $  8,600     $  7,275
  Cash paid for income taxes                                   430          399          400
  Noncash transfer - other real estate to loans                 --          746           --


        See accompanying notes to consolidated financial statements.

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

Nature of Operations: Commercial Bancshares, Inc. is a bank-holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion, Hancock and Union counties. Advantage Finance, Inc. is a consumer finance company operating in Marion, Ohio. These market areas provide the source of substantially all of the Corporation's deposit and loan activities, although some indirect loans are made to borrowers outside the Corporation's immediate market area. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate.

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

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. At year-end 2000 and 1999, no securities were classified as trading.

Interest income includes net amortization of purchase premiums and discounts. Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

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

Deferred compensation plan expense allocates the benefits over years of service. Shares of the Corporation's common stock that are held in trust for the benefit of deferred compensation plan participants may be available to the Corporation's creditors in certain circumstances. Such shares acquired by the trustee are reported as a reduction to shareholders' equity, with a corresponding increase to common stock.

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

New Accounting Pronouncements: Beginning January 1, 2001, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values are recorded in the income statement. Fair value changes involving hedges are generally recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. This did not have a material effect since the Corporation held no derivatives at January 1, 2001.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Earnings Per Share: Basic earnings per share is based on net income divided by weighted average shares outstanding during the year. Diluted earning per share reflects the effect of additional common shares issuable under stock options using the treasury stock method.

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

                             NOTE 2 - SECURITIES

Year-end securities available for sale (in thousands) were as follows:


                                                               Gross          Gross
                                               Amortized     Unrealized     Unrealized      Fair
                                                 Cost          Gains          Losses        Value
                                               ---------     ----------     ----------      -----

2000
  Obligations of U.S. Government
   and federal agencies                         $ 2,597         $ 12         $   (44)      $ 2,565
  Obligations of state and political
   subdivisions                                  16,884          131            (246)       16,769
  Corporate bonds                                   985           --             (29)          956
  Mortgage-backed securities                     11,532           --            (229)       11,303
                                                --------------------------------------------------
  Total debt securities available for sale       31,998          143            (548)       31,593
  Equity investments                              1,356           --              --         1,356
                                                --------------------------------------------------
      Total securities available for sale       $33,354         $143         $  (548)      $32,949
                                                ==================================================

1999
  Obligations of U.S. Government
   and federal agencies                         $ 1,605         $ --         $  (112)      $ 1,493
  Obligations of state and political
   subdivisions                                  15,658           17            (992)       14,683
  Corporate bonds                                   995           --             (59)          936
  Mortgage-backed securities                     14,429           --            (365)       14,064
                                                --------------------------------------------------
  Total debt securities available for sale       32,687           17          (1,528)       31,176
  Equity investments                              1,238           --              --         1,238
                                                --------------------------------------------------
      Total securities available for sale       $33,925         $ 17         $(1,528)      $32,414
                                                ==================================================


Contractual maturities of debt securities (in thousands) at year-end 2000 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.


                                                Amortized       Fair
                                                   Cost        Value
                                                ---------      -----

      Due less than one year                     $   401      $   400
      Due after one year through five years        1,690        1,701
      Due after five years through ten years       3,438        3,374
      Due after ten years                         14,937       14,815
      Mortgage-backed securities                  11,532       11,303
                                                 --------------------
                                                 $31,998      $31,593
                                                 ====================


Sales of available for sale securities (in thousands) were as follows:


                         2000       1999        1998
                         ----       ----        ----

      Proceeds         $    --     $7,926     $39,787
      Gross gains           --         62         404
      Gross losses          --          4          68


In order to provide additional liquidity for loan growth, management sold its remaining obligations of federal agencies classified as held to maturity in 1998. The Corporation currently has no securities classified as held to maturity and management does not anticipate classifying securities as held to maturity in the foreseeable future.

At year-end 2000 and 1999, debt securities with a carrying value of $17,131,000 and $12,331,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.


NOTE 3 - LOANS

Year-end loans (in thousands) were as follows:


                                           2000         1999
                                           ----         ----

      Commercial and other loans         $ 91,710     $ 82,888
      Real estate loans                    38,262       30,319
      Construction loans                    4,431        3,120
      Consumer and credit card loans       69,012       75,318
      Home equity loans                     7,720        7,253
      Consumer finance loans                3,489        5,875
                                         ---------------------
            Total loans                  $214,624     $204,773
                                         =====================


Real estate loans originated and held for sale at year-end 2000 and 1999 totaled approximately $6.5 million and $2.9 million.

At December 31, 2000 and 1999, total loans included loans to farmers for agricultural purposes of approximately $15,831,000 and $15,061,000.

Impaired loans (in thousands) were as follows:


                                                      2000      1999
                                                      ----      ----

      Year-end loans with no allocated allowance
       for loan losses                               $1,087     $ --
      Year-end loans with allocated allowance
       for loan losses                                1,278      186
                                                     ---------------
            Total                                    $2,365     $186
                                                     ===============

      Amount of the allowance for loan losses
       allocated                                     $  576     $ 37


                                                     2000      1999      1998
                                                     ----      ----      ----

      Average of impaired loans during the year     $  374     $380     $1,238
      Income recognized on impaired loans               10       --         --


Nonperforming loans (in thousands) were as follows:
                                                     2000      1999
                                                     ----      ----

Loans past due over 90 days still on accrual        $   71     $212
Nonaccrual loans                                     1,840      530


Nonperforming loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

NOTE 4 - ALLOWANCE FOR LOAN LOSS

Activity in the allowance for loan loss (in thousands) was as follows:


                                                      2000       1999       1998
                                                      ----       ----       ----

      Beginning balance                              $1,499     $1,183     $1,075
      Provision for loan loss                         1,004        495        472
      Loans charged off                                (588)      (303)      (467)
      Recoveries of loans previously charged off        174        124        103
                                                     ----------------------------
      Ending balance                                 $2,089     $1,499     $1,183
                                                     ============================


NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

Activity for capitalized mortgage servicing rights (in thousands) was as follows:


                             2000      1999
                             ----      ----

      Beginning of year     $ 715     $  534
      Additions               280        333
      Amortized expense      (208)     (152)
                            ---------------
      End of year           $ 787     $ 715
                            ===============


Total loans serviced for others at year-end 2000 and 1999 were $78.6 million and $68.4 million.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:


                                             2000       1999
                                             ----       ----

      Land                                  $  953     $  824
      Buildings                              6,421      5,186
      Furniture and equipment                3,183      2,828
            Total                           10,557      8,838
      Accumulated depreciation               3,881      3,307
                                            -----------------
            Premises and equipment, net     $6,676     $5,531
                                            =================


NOTE 7 - DEPOSITS

At year-end 2000, scheduled maturities of time deposits (in thousands) were as follows:


      2001           $ 74,690
      2002             57,544
      2003              3,814
      2004                715
      2005                416
      Thereafter           97
                     --------
                     $137,276
                     ========


NOTE 8 - FHLB ADVANCES AND OTHER BORROWED FUNDS

FHLB advances (in thousands) consisted of the following at year-end:


                                             Current
                                             Interest
                                               Rate       2000        1999
                                             --------     ----        ----

Federal Home Loan Bank (FHLB) variable
 rate advances; due by March 2001 and by
 February 2000, respectively                 6.75%        $12,500     $ 7,140
FHLB fixed rate advance, with monthly
 interest payments; due October 2008         4.59           6,500       6,500
FHLB fixed rate advance, with monthly
 interest payments; due October 2008         4.62           5,000       5,000
                                                          -------------------

      Total borrowed funds                                $24,000     $18,640
                                                          ===================


FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank's qualified mortgage loan portfolio.

At year-end 2000 and 1999 the Corporation had $500,000 outstanding on a line of credit, with $1.5 million remaining available. At year-end 1999, other borrowed funds also consisted of federal funds purchased of $200,000 and other borrowings of $13,000.

 NOTE 9 - INCOME TAXES

The provision for income taxes (in thousands) consists of:


                                   2000        1999     1998
                                   ----        ----     ----

      Current provision            $ 643      $471     $207
      Deferred provision            (181)      352      219
                                   ------------------------
      Total income tax expense     $ 462      $823     $426
                                   ========================


Year-end deferred tax assets and liabilities (in thousands) consist of:


                                                          2000        1999
                                                          ----        ----

Items giving rise to deferred tax assets
  Allowance for loan losses in excess of tax reserve     $   393     $   177
  Basis reduction of other real estate owned                  --         107
  Unrealized loss on securities available for sale           138         514
  Deferred tax credits and other                              15          10
                                                         -------------------
      Total                                                  546         808

Items giving rise to deferred tax liabilities
  Depreciation                                               (65)        (70)
  Mortgage servicing rights                                 (268)       (243)
  Deferred loan fees and costs                              (619)       (737)
  FHLB stock dividend                                        (97)        (65)
  Other                                                       (9)        (10)
                                                         -------------------
      Total                                               (1,058)     (1,125)
                                                         -------------------

      Net deferred tax liability                         $  (512)    $  (317)
                                                         ===================


The Bank has sufficient taxes paid in prior years to support the recognition of deferred tax assets without recording a valuation allowance.

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:


                                                     2000      1999      1998
                                                     ----      ----      ----

      Tax at statutory rates                         $ 649     $ 988     $ 695
      Increase (decrease) in tax resulting from:
        Tax-exempt interest                           (208)     (196)     (241)
        Other                                           21        31       (28)
                                                     -------------------------
            Total income tax expense                 $ 462     $ 823     $ 426
                                                     =========================


There were no investment securities gains and, therefore, no related income tax expense in 2000. The income tax expense related to investment security gains totaled approximately $20,000 and $114,000 for 1999 and 1998.

NOTE 10 - STOCK OPTION PLAN

The Corporation maintains a stock option plan which enables the Board of Directors to grant stock options to executive officers of the Corporation and its subsidiaries. A total of 150,000 options on common shares are available to be granted pursuant to the plan. Stock options may be granted at a price not less than the fair market value of the Corporation's common shares at the date of grant for terms up to, but not exceeding ten years from the grant date. Vesting occurs after five years. Exceptions to the vesting schedule based on financial performance can operate to shorten the vesting time and were approved by the Board of Directors with the initial grant in June 1997.

A summary of the Corporation's stock options activity and related information follows:


                                               2000                         1999
                                    -------------------------    -------------------------
                                                  Average                      Average
                                    Options    Exercise Price    Options    Exercise Price
                                    -------    --------------    -------    --------------

Outstanding - beginning of year     99,480         $26.40        88,825         $26.58
Granted                                 --             --        15,655          27.00
Forfeited                           (5,033)         29.68        (5,000)         31.50
Exercised                               --             --            --             --
                                    --------------------------------------------------
Outstanding - end of year           94,447         $26.23        99,480         $26.40
                                    ==================================================
Exercisable - end of year            7,325                        7,325
                                    ======                       ======
Weighted average fair value of
 options granted during the year                     n/a                        $ 7.34


Options outstanding at year-end 2000 were as follows:


                                Outstanding            Exercisable
                           ---------------------    ------------------
                                      Weighted
                                       Average                Weighted
                                      Remaining               Average
    Range of                         Contractual              Exercise
Exercise Prices            Number        Life       Number      Price
---------------            ------    -----------    ------    --------

$ 19 - $ 20                22,325    6.00 years     7,325      $19.33
$ 26 - $ 27                43,622    7.62 years        --          --
$ 31 - $ 32                28,500    8.00 years        --          --
                           ------------------------------------------
Outstanding at year end    94,447    7.62 years     7,325      $19.33
                           ==========================================


Had compensation expense for stock options been measured using FASB Statement 123, net income (in thousands) and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.


                                       2000      1999      1998
                                       ----      ----      ----

      Income as reported              $1,446    $2,085    $1,617
      Pro forma net income             1,328     1,981     1,586
      Pro forma earnings per share
        Basic                         $ 1.27    $ 1.89    $ 1.52
        Diluted                         1.26      1.87      1.50


For purposes of determining the fair value of options granted during the year, the following weighted average assumptions were used:


                                                     1999        1998
                                                     ----        ----

      Risk-free interest rate                         6.45%       4.73%
      Dividend yield                                  3.00        3.00
      Market price volatility factor                 20.86       18.10
      Weighted average expected life of options    8 years     8 years


NOTE 11 - SALARY DEFERRAL - 401(k) PLAN

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of six percent (6%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation's matching and discretionary contributions were $97,000, $95,000, and $96,000 for the years ended December 31, 2000, 1999, and 1998.

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

Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party.

The following is a summary of commitments to extend credit (in thousands) at year-end 2000 and 1999:


                         2000       1999
                         ----       ----

      Fixed rate       $   649    $   816
      Variable rate     22,070     19,876
                       ------------------
                       $22,719    $29,692
                       ==================


At year-end 2000 and 1999, reserves of $25,000 and $25,000 were required as deposits with the Federal Reserve or as cash on hand. These reserves do not earn interest.

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


                                   Capital to risk-weighted assets
                                ------------------------------------
                                                     Tier 1 capital
                                Total    Tier 1    to average assets
                                ------------------------------------

      Well capitalized           10%       6%             5%
      Adequately capitalized      8%       4%             4%
      Undercapitalized            6%       3%             3%


At year-end 2000, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:


                                                                                         Minimum Required
                                                                                           To Be Well
                                                                Minimum Required           Capitalized
                                                                   For Capital       Under Prompt Corrective
                                                 Actual         Adequacy Purposes       Action Regulations
                                            ----------------    -----------------    -----------------------
                                            Amount     Ratio    Amount     Ratio        Amount      Ratio
                                            ------     -----    ------     -----        ------      -----

Total capital (to risk weighted assets)
  Corporation                               $20,760    10.0%    $16,600    8.0%         $20,750     10.0%
  Bank                                      $21,177    10.2%    $16,596    8.0%         $20,745     10.0%
Tier 1 capital (to risk weighted assets)
  Corporation                               $18,671     9.0%    $ 8,300    4.0%         $12,450      6.0%
  Bank                                      $19,088     9.2%    $ 8,298    4.0%         $12,447      6.0%
Tier 1 capital (to average assets)
  Corporation                               $18,671     7.4%    $10,050    4.0%         $12,563      5.0%
  Bank                                      $19,088     7.4%    $10,306    4.0%         $12,882      5.0%


At year-end 1999, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were:


                                                                                         Minimum Required
                                                                                           To Be Well
                                                                Minimum Required           Capitalized
                                                                   For Capital       Under Prompt Corrective
                                                 Actual         Adequacy Purposes       Action Regulations
                                            ----------------    -----------------    -----------------------
                                            Amount     Ratio    Amount     Ratio        Amount      Ratio
                                            ------     -----    ------     -----        ------      -----

Total capital (to risk weighted assets)
  Corporation                               $19,657     9.9%    $15,871    8.0%         $19,839     10.0%
  Bank                                      $19,967    10.1%    $15,851    8.0%         $19,814     10.0%
Tier 1 capital (to risk weighted assets)
  Corporation                               $18,159     9.2%    $ 7,936    4.0%         $11,903      6.0%
  Bank                                      $18,468     9.3%    $ 7,926    4.0%         $11,888      6.0%
Tier 1 capital (to average assets)
  Corporation                               $18,159     7.9%    $ 9,226    4.0%         $11,533      5.0%
  Bank                                      $18,468     8.0%    $ 9,219    4.0%         $11,524      5.0%


Both the Bank and the Corporation were categorized as well capitalized at year-end 2000. Management believes that no events have occurred since the last regulatory determination that would change the capital category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the current and prior two year's retained earnings as defined by regulations. At year-end 2000, approximately $2,809,000 of the Bank's retained earnings was available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's and Bank's regulatory capital requirements.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2000 and 1999.

A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:


                                 2000
                                 ----

      Beginning balance         $  922
      New loans and advances       232
      Payments                    (152)
                                ------
      Ending balance            $1,002
                                ======


Deposit accounts of directors and executive officers of the Corporation totaled $641,000 at December 31, 2000.

A director of the Corporation is a partner with a law firm that rendered various legal services for the Corporation. Another director of the Corporation is co-owner of an appraisal company that performs real estate appraisals for the Corporation. Legal and appraisal fees paid in 2000 were not material.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year-end fair values of financial instruments (in thousands) were as follows:


                                                      2000                        1999
                                            ------------------------    ------------------------
                                            Carrying      Estimated     Carrying      Estimated
                                             Amount       Fair Value     Amount       Fair Value
                                            --------      ----------    --------      ----------

Financial assets
  Cash and equivalents                      $   6,592     $   6,592     $   7,124     $   7,124
  Securities available for sale                32,949        32,949        32,414        32,414
  Loans, net of allowance for loan loss       212,535       215,367       203,274       203,760
  Accrued interest receivable                   1,685         1,685         1,276         1,276
  Cash surrender value of life insurance        1,144         1,144         1,098         1,098
  Mortgage servicing rights                       787           787           715           715
Financial liabilities
  Demand and savings deposits                 (81,296)      (81,296)      (77,205)      (77,205)
  Time deposits                              (137,276)     (138,178)     (137,151)     (137,388)
  Borrowed funds                              (24,500)      (23,776)      (19,353)      (17,955)
  Accrued interest payable                       (600)         (600)         (514)         (514)


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

While these estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be given that, were the Bank to have disposed of such items at year-end 2000 or 1999, the estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. The estimated fair values at year-end, 2000 and 1999 should not necessarily be considered to apply at subsequent dates.

Nonfinancial instruments may have value but are not included in the above disclosures, such as property and equipment. In addition, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of unrecorded loan servicing rights, the value of a trained work force, customer goodwill and similar items.

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes (in thousands) were as follows.


                                                2000       1999      1998
                                                ----       ----      ----

Unrealized holding gains and losses
 on available-for-sale securities              $1,106    $(1,669)    $ 895
Less reclassification adjustments for gains
 and losses later recognized in income             --         58      (336)
                                               ---------------------------
Net unrealized gains and losses                 1,106     (1,727)      559
Tax effect                                        376        587      (190)
                                               ---------------------------
Other comprehensive income                     $  730    $(1,140)    $ 369
                                               ===========================


NOTE 17 - EARNINGS PER SHARE

Weighted average shares used in determining basic and diluted earnings per share are as follows:


      2000    1999    1998

Weighted average shares outstanding during the year    1,047,906    1,049,913    1,045,973

Dilutive effect of exercisable stock options               7,271       11,284       10,966
                                                       -----------------------------------
Weighted average shares considering dilutive effect    1,055,177    1,061,197    1,056,939
                                                       ===================================


At December 31, 2000, there were 42,155 stock options that were not considered in computing diluted earnings per share because they were anti-dilutive.

NOTE 18 - PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares,
Inc.:

                          CONDENSED BALANCE SHEETS
                          December 31, 2000 and 1999
                           (Dollars in thousands)


                                                      2000       1999
                                                      ----       ----

ASSETS
Cash on deposit with subsidiary                     $    14    $    14
Investment in common stock of subsidiaries           19,006     17,595
Other assets                                             71        104
                                                    ------------------
      Total assets                                  $19,091    $17,713
                                                    ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Borrowed funds                                      $   500    $   500
Other liabilities                                         2          1
Shareholders' equity                                 18,589     17,212
                                                    ------------------
      Total liabilities and shareholders' equity    $19,091    $17,713
                                                    ==================


                       CONDENSED STATEMENTS OF INCOME
                Year ended December 31, 2000, 1999, and 1998
                           (Dollars in thousands)


                                                                   2000      1999      1998
                                                                   ----      ----      ----

INCOME
  Dividends from bank subsidiary                                  $  819    $  798    $  820
  Other income                                                         3         4        --
                                                                  --------------------------
      Total income                                                   822       802       820

EXPENSES
  Amortization                                                        12        14        12
  Other                                                               45        50        36
                                                                  --------------------------
      Total expenses                                                  57        64        48
                                                                  --------------------------

Income before equity in undistributed earnings of subsidiaries       765       738       772

Equity in undistributed earnings of subsidiaries                     681     1,347       845
                                                                  --------------------------

NET INCOME                                                        $1,446    $2,085    $1,617
                                                                  ==========================



                      CONDENSED STATEMENTS OF CASH FLOW
                Years ended December 31, 2000, 1999, and 1998
                           (Dollars in thousands)


      2000    1999    1998

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                            $ 1,446    $ 2,085    $ 1,617
  Adjustments to reconcile net income to net cash
   from operating activities
    Equity in undistributed earnings of subsidiaries       (681)    (1,347)      (845)
    Amortization and other                                   35          9         13
                                                        -----------------------------
      Net cash from operating activities                    800        747        785
                                                        -----------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital infusion to subsidiary                             --       (500)       (45)
  Purchase of certificate of deposit                         --         --       (100)
                                                        -----------------------------
      Net cash from investing activities                     --       (500)      (145)
                                                        -----------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in borrowed funds                               --        500         --
  Issuance of common stock                                   20         18         --
  Stock options exercised                                    --         --        148
  Cash dividends paid                                      (820)      (798)      (775)
                                                        -----------------------------
      Net cash from financing activities                   (800)      (280)      (627)
                                                        -----------------------------

Net change in cash                                           --        (33)        13

Cash at beginning of period                                  14         47         34
                                                        -----------------------------
CASH AT END OF PERIOD                                   $    14    $    14    $    47
                                                        =============================


NOTE 19 - QUARTERLY INFORMATION (Unaudited)

The following quarterly information (in thousands, except per share data) is provided for the three month periods ending as follows:



2000                                 March, 31    June 30,    September 30,    December 31,
----                                 ---------    --------    -------------    ------------

Total interest income                  $4,921      $5,012        $5,035           $5,267
Total interest expense                  2,485       2,588         2,758            2,911
                                       -------------------------------------------------
      Net interest income              $2,436      $2,424        $2,277           $2,356
                                       =================================================
Net income                             $  531      $  545        $  313           $   57
Basic earnings per common share          0.51        0.52          0.30             0.06
Diluted earnings per common share        0.51        0.52          0.30             0.05


1999                                 March, 31    June 30,    September 30,    December 31,
----                                 ---------    --------    -------------    ------------

Total interest income                  $3,951      $4,234        $4,429           $5,264
Total interest expense                  1,898       2,049         2,306            2,439
                                       -------------------------------------------------
Net interest income                    $2,053      $2,185        $2,123           $2,825
                                       =================================================
Net income                             $  378      $  424        $  416           $  867
Basic earnings per common share          0.36        0.40          0.40             0.83
Diluted earnings per common share        0.36        0.40          0.39             0.82


The substantial decline in net income during the quarter ended December 31, 2000 was primarily the result of a $400,000 provision for loan loss related to the discovery of new credit information concerning one particular commercial loan.

The significant increase in net income during the quarter ended December 31, 1999 was primarily the result of gains on a large number of sales of loans and securities.


                           SHAREHOLDER INFORMATION

The common stock of the Corporation, and of the Bank preceding formation of the Corporation, trades infrequently and is not traded on any established securities market. Parties interested in buying or selling the Corporation's stock are generally referred to Community Banc Investments, New Concord, Ohio (CBI).

For 2000 and 1999, bid and ask quotations were obtained from CBI. The quotations are inter-dealer prices, without retail markup, markdown, or commission and may not represent actual transactions.


                                   Dividends
             2000                   Declared    Low Bid    High Bid    Low Ask    High Ask
             ----                  ---------    -------    --------    -------    --------

Three months ended March, 31         $0.19      $25.00      $27.00     $27.00      $30.00
Three months ended June 30            0.19       25.50       26.00      27.50       27.50
Three months ended September 30       0.20       25.50       26.00      27.00       27.50
Three months ended December 31        0.20       25.12       26.00      26.25       27.50


                                   Dividends
             1999                   Declared    Low Bid    High Bid    Low Ask    High Ask
             ----                  ---------    -------    --------    -------    --------

Three months ended March, 31         $0.19      $30.50      $30.50     $32.00      $32.00
Three months ended June 30            0.19       29.75       30.50      30.00       31.00
Three months ended September 30       0.19       30.00       30.62      30.25       31.50
Three months ended December 31        0.19       27.00       30.38      30.00       31.25


Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,050,778 outstanding shares of common stock held by approximately 1,520 shareholders as of December 31, 2000. The Corporation paid cash dividends March, June, September and December totaling $0.78 per share in 2000 and $0.76 per share in 1999.

DIRECTORS EMERITUS

B. E. Beaston
David Crow
William T. Gillen
Jack Griffith
Harmon Nickless
Frederick Reid


COMMERCIAL BANCSHARES, INC.

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Raymond E. Graves, President and Chief Executive Officer
James A. Deer, Secretary/Treasurer
Philip W. Kinley, Senior Executive Vice President
Bruce Beck, Vice President
Patrick S. Smith, Vice-President/Chief Financial Officer


COMMERCIAL SAVINGS BANK OFFICERS

EXECUTIVE OFFICERS

Raymond E. Graves, President and Chief Executive Officer
James A. Deer, Regional President
Susan E. Brown, Regional President
Steven Huffman, Vice-President/Mortgage Lending
Patrick S. Smith, Vice-President/Chief Financial Officer


ADVANTAGE FINANCE, INC.

EXECUTIVE OFFICERS

Raymond E. Graves, Chief Executive Officer
Tracy L. Morgan, President
Philip W. Kinley, Vice-President


TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Commercial Savings Bank
118 South Sandusky Avenue
P.O. Box 90
Upper Sandusky, Ohio  43351
(419) 294-5781
E-Mail:  csbank@bright.net
Mr. David J. Browne, Esq., Staff Counsel


ANNUAL MEETING

The annual shareholders' meeting will be held Wednesday, April 11, 2001 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

                             BOARD OF DIRECTORS

Richard Sheaffer - Chairman (1)        President of R. A. Sheaffer, Inc.
                                       Morral, Ohio

Raymond E. Graves (1)(2)               President and CEO of Commercial
                                       Bancshares, Inc. and the Commercial
                                       Savings Bank, CEO of Advantage
                                       Finance, Inc. Upper Sandusky, Ohio

Daniel E. Berg(1)(2)                   Ohio Business Leader of Tower
                                       Automotive Upper Sandusky/Bluffton,
                                       Ohio

James A. Deer (1)(2)                   Secretary/Treasurer of Commercial
                                       Bancshares, Inc. and Regional
                                       President of the Commercial Savings
                                       Bank Upper Sandusky, Ohio

Loren H. Dillon (1)                    President and General Manager, of
                                       Crow Motor Sales, Inc. Upper
                                       Sandusky, Ohio

Mark Dillon (1)                        President and CEO of Fairborn U.S.A.,
                                       Inc. Upper Sandusky, Ohio

Edwin G. Emerson (1)                   Partner, Shumaker, Loop & Kendrick,
                                       LLP Toledo, Ohio

Hazel Franks (1)                       Retired, Trucking Firm Owner
                                       Upper Sandusky, Ohio

Deborah J. Grafmiller (1)              Executive Vice President of Bill
                                       Gillen Realty, Inc. and Co-owner of
                                       Certified Appraisal Service
                                       Upper Sandusky, Ohio

Philip W. Kinley (2)                   Senior Executive Vice President of
                                       Commercial Bancshares, Inc.
                                       Upper Sandusky, Ohio

Michael A. Mastro (1)(2)               President, TLM Management, Inc.
                                       Marion, Ohio

Tracy L. Morgan (2)                    President, Advantage Finance, Inc.
                                       Marion, Ohio

William E. Ruse (1)                    Retired President of Blanchard Valley
                                       Health Services Findlay, Ohio

Douglas C. Smith (1)                   Retired Senior Executive of Baja
                                       Marine Corporation Bucyrus, Ohio

[FN]
<F1>  Directors of Commercial Bancshares, Inc. and The Commercial Savings
      Bank
<F2>  Directors of Advantage Finance, Inc.

                            Upper Sandusky, Ohio

                                ANNUAL REPORT
                              December 31, 2000




                                  CONTENTS




President's Letter                                                  1

Comparative Summary of Selected Financial Data                      3

Management's Discussion and Analysis of Financial Condition and
 Results of Operations                                              4

Independent Auditors' Report                                       16

Consolidated Financial Statements                                  17

Notes to Consolidated Financial Statements                         21

Shareholder Information                                            38

Officers                                                           39

Board of Directors                                                 40