Form 10-K405, Exhibit 13
period 2001-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2002-03-08
CIK 1009976

EXHIBIT 13

December 31, 2001

Dear Shareholder(s):

The year 2001 held many challenges and to be honest, some surprises. Our financial organization had an excellent year when considering the 11 decreases in the prime interest lending rate and a softening economy. Still, in December, 2001, we were able to complete a 10% stock dividend and maintain the cash dividend. Since per share cash dividends were not reduced, and you have an additional 10% share ownership, your return was enhanced by 10%.

Several financial organizations will have lower than anticipated earnings in 2001, mainly attributed to two major areas of their organizations; 1.) Increases in loan loss reserve accounts, and 2.) Prices offered on certificates of deposit over a 12-24 month period have now become overly expensive. The loan rates have decreased and the deposit rates, that now appear expensive, remain on the books in many cases throughout the 2002-year. Our organization is no different. We anticipate that our first half of 2002 will not be a stellar performance period and we shall have lower than prior earnings for this period of time. We do plan on the second half of 2002 being better than the first half and returning to our historical levels of profitability in late 2002 and early 2003.

We are extremely pleased with the performance of the new offices. Our Westerville Banking Center has followed the strategic plan and is growing very nicely. This market is offering us great opportunities, especially in the lending area. Our WalMart office, located in the Findlay, Ohio WalMart store at 2500 Tiffin Avenue, is also growing its deposit base and has been especially helpful in taking care of our customers' needs during non-traditional banking hours. Both Richwood and Bellefontaine Banking Centers are also on target and growing their base of deposits and loans. We look for very positive numbers both in growth and profitability for all of these new banking centers during 2002.

Our total assets decreased from 2000's $262.8 million to end of year 2001's year-end balance of $246.1 million, or a decrease of $16.7 million or 6.8%. Our net income ended 2001 at $1,394,000 as compared to $1,446,000 in 2000. This is a decrease of $52,000 or 3.6%.

With these matters behind us we are looking for an exciting year in 2002. Our new offices are doing very well and our employees are working harder than ever before on selling the products that our customers need.

During the 2002 year, we are not planning any new banking or finance company locations. We will be working diligently on increasing our market share in the markets that we currently serve and continue to teach and train our employees on services and product delivery. We are well positioned to be a leader in each of our major markets and have the regional design for great success.

We thank you for your support and belief in our financial organization. If we can be of service, or if you have any questions, please give me or any of our executive officers a call.


                                                                              1.

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

                  (Dollars in thousands, except per share data)

                                                          2001           2000            1999            1998            1997
                                                      -----------     -----------     -----------     -----------     -----------
YEAR END BALANCES
Total assets                                          $   246,070     $   262,842     $   251,952     $   210,404     $   181,367

Total securities                                           29,788          32,949          32,414          38,257          38,265

Loans, net                                                197,194         212,535         203,274         157,454         124,885

Total deposits                                            205,221         218,572         214,356         173,098         161,801

Total borrowed funds                                       20,240          24,500          19,353          19,220           3,030

Total shareholders' equity                                 19,219          18,589          17,213          17,048          15,689

Book value per outstanding share(1)                         16.64           16.08           14.94           14.76           13.69

Shares outstanding(1)                                   1,155,295       1,149,897       1,152,127       1,153,948       1,145,973

                                                            RESULTS OF OPERATIONS

Interest income                                       $    19,232     $    20,235     $    17,878     $    14,026     $    14,021
Interest expense                                            9,959          10,742           8,692           7,238           7,324
                                                      -----------     -----------     -----------     -----------     -----------
Net interest income                                         9,273           9,493           9,186           6,788           6,697
Provision for loan loss                                    (1,090)         (1,004)           (495)           (472)           (613)
Other income                                                2,937           1,647           1,655           2,022           2,007
Salaries and employee benefits                             (4,211)         (4,089)         (3,471)         (2,979)         (2,601)
Other expenses                                             (5,107)         (4,139)         (3,967)         (3,316)         (3,046)
                                                      -----------     -----------     -----------     -----------     -----------
Income before income taxes                                  1,802           1,908           2,908           2,043           2,444
Applicable income taxes                                      (408)           (462)           (823)           (426)           (605)
                                                      -----------     -----------     -----------     -----------     -----------
NET INCOME                                            $     1,394     $     1,446     $     2,085     $     1,617     $     1,839
                                                      ===========     ===========     ===========     ===========     ===========

PER SHARE DATA(2)
Net income

     Basic                                            $      1.21     $      1.25     $      1.81     $      1.41     $      1.61
                                                      ===========     ===========     ===========     ===========     ===========
     Diluted                                          $      1.20     $      1.24     $      1.78     $      1.39     $      1.60
                                                      ===========     ===========     ===========     ===========     ===========

Cash dividend paid                                    $      0.71     $      0.71     $      0.69     $      0.67     $      0.64
                                                      ===========     ===========     ===========     ===========     ===========

FINANCIAL RATIOS
Return on average total assets                               0.55%           0.58%           0.90%           0.86%           1.00%
Return on average shareholders' equity                       7.20%           8.12%          12.18%           9.98%          12.49%
Average shareholders' equity to
     average total assets                                    7.65%           7.09%           7.43%           8.63%           7.98%

Dividend payout                                             59.68%          56.52%          38.26%          47.94%          39.64%

(1) Book value per outstanding share has been restated to reflect stock dividends and stock splits declared through the date of issuing the report.

(2) Net income and cash dividend per share data is based on the weighted average number of shares outstanding during the year, restated to include the effects of stock dividends and stock splits declared through the date of issuing the report.


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

RESULTS OF OPERATIONS

Net income of $1,394,000 in 2001 decreased $52,000, or 3.6%, from the net income of $1,446,000 reported in 2000. Diluted earnings per share decreased to $1.20 in 2001 from $1.24 in 2000. Return on average assets was 0.55% in 2001 compared to 0.58% in 2000, and return on average shareholders' equity was 7.20% in 2001 compared to 8.12% in 2000. As discussed in greater detail below, these decreases were primarily the result of a decline in net interest income and an increase in non-interest expenses, partially offset with an increase in non-interest income. Net income in 2000 was $1,446,000, or $639,000 less than the $2,085,000 reported in 1999. That decrease was primarily due to the $1,004,000 provision for loan loss, an increase of $509,000, in a year when the expansion of banking offices had added $790,000 to non-interest expenses.

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

Net interest income for 2001 amounted to $9,273,000 compared to $9,493,000 in 2000. Taxable securities income was $101,000 lower in 2001 than in 2000, principally due to reductions in average yields, particularly mortgage-backed securities. Nontaxable securities income, on a fully-taxable equivalent basis, was $126,000 less in 2001 than in 2000, principally due to decreases in average yields. There was a reduction in earning assets on a year-end to year-end basis of $18,802,000, primarily in lending to consumers. Average earning assets decreased only $1,335,000, or 0.6%. The average loan portfolio decreased $478,000, or 0.2%, to $204,064,000 in 2001 from $204,542,000 in 2000. This decrease in loan volume was augmented by a decrease in yield from 9.00% in 2000 to 8.62% in 2001. Overall, the yield on interest earning assets, on a fully-taxable equivalent basis, decreased to 8.28% in 2001 from 8.75% in 2000, a decrease of 47 basis points, or 5%.

Net interest income for 2000 amounted to $9,493,000 compared to $9,186,000 in 1999. Taxable securities income was $121,000 lower in 2000 than in 1999, principally due to reductions in average balances, particularly mortgage-backed securities. Nontaxable securities income, on a fully-taxable equivalent basis, was $96,000 more in 2000 than in 1999, principally due to increases in average balances. Average earning assets increased $22,166,000, or 10.3%. The average loan portfolio increased $25,464,000, or 14.2%, to $204,542,000 in 2000 from
$179,078,000 in 1999. This increase in loan volume was augmented by a increase in yield from 8.93% in 1999 to 9.00% in 2000.


                                                                              3.

Overall, the yield on interest earning assets, on a fully-taxable equivalent basis, increased to 8.75% in 2000 from 8.46% in 1999, a increase of 29 basis points, or 3.4%.

Interest expense decreased $783,000 to $9,959,000 in 2001 compared to $10,742,000 in 2000. The substantially lower interest rate environment had a significant impact upon both the cost of funds and the interest earning capabilities of the Corporation. The overall weighted average cost of funds decreased to 4.62% in 2001 from 5.00% in 2000. Average interest-bearing liabilities increased to $215,344,000 in 2001 from $214,913,000 in 2000, a 0.2%
increase. The increases were primarily in interest-bearing demand deposits and in borrowed funds offset by a decline in time deposits. The Corporation continued its use of borrowings from the Federal Home Loan Bank (FHLB) to help fund the loan portfolios. Average advances from the FHLB and other banks amounted to $22,221,000 in 2001 compared to $16,946,000 in 2000. The average rate paid on these borrowings was 4.42% in 2001 and 5.75% in 2000. The rate paid on these borrowings was an average of 155 basis points less than time deposits in 2001 and 15 basis points less in 2000.

Interest expense increased $2,050,000 to $10,742,000 in 2000 compared to $8,692,000 in 1999. The increasing interest rate environment had an impact upon both the cost of funds and the interest earning capabilities of the Corporation. The overall weighted average cost of funds increased to 5.00% in 2000 from 4.54% in 1999. Average interest-bearing liabilities increased to $214,913,000 in 2000 from $191,369,000 in 1999, a 12.3% increase. The increases were primarily in interest-bearing demand deposits and in time deposits. The Corporation used borrowings from the FHLB to help fund the loan portfolios. Average advances from the FHLB and other banks amounted to $16,946,000 in 2000 compared to $15,983,000 in 1999. The average rate paid on these borrowings was 5.75% in 2000 and 5.05% in 1999. The rate paid on these borrowings was an average of 15 basis points less than time deposits in 2000 and 30 basis points less in 1999.

Although average balances in earning assets fell $1,335,000 from year to year, interest income itself fell $1,055,000 mainly in the commercial loan portfolio, which is heavily tied to the prime rate, which was reduced 11 times in 2001. Smaller reductions in earnings were experienced by the security portfolio, which was reduced in size throughout the year. The decreased yield from assets was partially offset by reduced interest expense on the interest-bearing liabilities. The mix of the interest-bearing liabilities also changed in 2001. The average balance of time deposits decreased 10%, from $136,523,000 in 2000 to $122,568,000 in 2001, while the average rate paid on such deposits increased from 5.90% in 2000 to 5.97% in 2001. With the weak loan demand experienced in 2001, management elected not to aggressively price deposits. Instead, the Corporation made greater use of borrowings from FHLB to fund assets.


                                                                              4.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.

                    INTEREST RATES AND INTEREST DIFFERENTIAL

(Dollars in thousands)

                                                          2001 Compared to 2000                     2000 Compared to 1999
                                                            Increase/(Decrease)                       Increase/(Decrease)
                                                     -----------------------------------       ------------------------------------
                                                                   Change        Change                        Change        Change
                                                     Total         due to        due to         Total          due to        due to
                                                     Change        Volume         Rate          Change         Volume         Rate
                                                     -------       ------        -------        -------        -------        -----
Short-term investments                               $   (29)       $ (17)       $   (12)       $   (12)       $   (22)       $  10
Securities
   Taxable                                              (101)         (18)           (83)          (121)          (381)         260
   Tax exempt (1)                                       (126)          (5)          (121)            96             91            5
Loans (2)                                               (833)         140           (973)         2,427          2,275          152
                                                     -------        -----        -------        -------        -------        -----
     Total interest income                            (1,089)         100         (1,190)         2,390          1,963          427
                                                     -------        -----        -------        -------        -------        -----

Deposits
   Interest-bearing demand deposits                       38          244           (206)           180            148           32
   Savings deposits                                      (92)          24           (116)            (4)            (6)           2
   Time deposits                                        (737)        (801)            64          1,708            997          711
Borrowed funds                                             8          301           (293)           166             53          113
                                                     -------        -----        -------        -------        -------        -----
     Total interest expense                             (783)        (232)          (551)         2,050          1,192          858
                                                     -------        -----        -------        -------        -------        -----

Net interest income                                  $  (306)       $ 332        $  (639)       $   340        $   771        $(431)
                                                     =======        =====        =======        =======        =======        =====

For purposes of these tables, the changes in interest have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each category.

(1) Tax exempt income is adjusted to a fully taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules.
(2) Nonaccrual loans are included for purposes of computing rate and volume effects although interest on these balances has been excluded.


                                                                              5.

          DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

(Dollars in thousands)

                                                  2001                                    2000
                                    -----------------------------------   --------------------------------------
                                     Average     Income/       Average       Average      Income/        Average
                                    Balance(4)   Expense        Yield       Balance(4)    Expense          Yield

Short-term investments               $    351    $     13        3.70%      $    620      $    42          6.75%
Securities
   Taxable (1)                         16,127         924        5.73         16,677        1,025          7.11
   Tax exempt (1 and 2)                15,240       1,012        6.64         15,278        1,138          7.08
Loans (3)                             204,064      17,584        8.62        204,542       18,417          9.00
                                     --------    --------        ----       --------      -------          ----
     Total earning assets             235,782      19,533        8.28%       237,117       20,622          8.75%
                                                 --------        ----                     -------          ----
Other assets                           17,330                                 14,219
                                     --------                               --------
     Total assets                    $253,112                               $251,336
                                     ========                               ========

Deposits
   Interest-bearing
     demand deposits                 $ 49,776       1,303        2.62%      $ 41,734        1,265          3.03%
   Savings deposits                    20,779         354        1.70         19,710          446          2.26
   Time deposits                      122,568       7,320        5.97        136,523        8,057          5.90
Borrowed funds                         22,221         982        4.42         16,946          974          5.75
                                     --------    --------        ----       --------      -------          ----
     Total interest-
      bearing liabilities             215,344       9,959        4.62%       214,913       10,742          5.00%
                                                 --------        ----                     -------          ----
Noninterest-bearing
   demand deposits                     16,844                                 17,294
Other liabilities                       1,554                                  1,308
Shareholders equity                    19,370                                 17,821
                                     --------                               --------
     Total liabilities and
      shareholders' equity           $253,112                               $251,336
                                     ========                               ========

Net interest income                              $  9,574                                 $ 9,880
                                                 ========                                 =======

As a percentage of earning assets:
     Net interest income                                         4.06%                                     4.19%
                                                                 ====                                      ====


                                                         1999
                                    -------------------------------------------
                                      Average          Income/          Average
                                     Balance(4)        Expense            Yield
                                     ----------        -------          -------
Short-term investments               $    998          $    54            5.37%
Securities
   Taxable (1)                         20,365            1,146            5.53
   Tax exempt (1 and 2)                14,510            1,042            7.04
Loans (3)                             179,078           15,990            8.93
                                     --------          -------            ----
     Total earning assets             214,951           18,232            8.46%
                                                       -------            ----
Other assets                           15,521
                                     --------
     Total assets                    $230,472
                                     ========

Deposits
   Interest-bearing
     demand deposits                 $ 36,748            1,085            2.95%
   Savings deposits                    19,972              450            2.25
   Time deposits                      118,666            6,350            5.35
Borrowed funds                         15,983              807            5.05
                                     --------          -------            ----
     Total interest-
      bearing liabilities             191,369            8,692            4.54%
                                                       -------            ----
Noninterest-bearing
   demand deposits                     20,771
Other liabilities                       1,219
Shareholders equity                    17,113
                                     --------
     Total liabilities and
      shareholders' equity           $230,472
                                     ========

Net interest income                                    $ 9,540
                                                       =======

As a percentage of earning assets:
     Net interest income                                                  4.43%
                                                                          ====

(1) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized balance for available for sale securities.
(2) Income is computed on a fully-taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense under TEFRA rules. The amount of such adjustment was $301,000, $387,000 and $354,000 for 2001, 2000 and
     1999, respectively.
(3)  Nonaccrual loans are included in the average balances presented.
(4)  Average is a daily average balance.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1,090,000 in 2001, an increase from $1,004,000 in 2000 and $495,000 in 1999. The primary factors contributing to this increase were management's recognition of the increase in loans charged-off in 2001 and the increased level of year-end nonperforming loans, particularly impaired loans in 2000. The credit review process includes a number of factors and is discussed in greater detail under the section "Allowance for Loan Losses".


                                                                              6.

NON-INTEREST INCOME

Total non-interest income in 2001 increased by $1,290,000 from that reported in 2000. Service fees and overdraft charges increased to $1.3 million in 2001 from $1.1 million in 2000, due mostly to the increase in deposit transaction related accounts. Also contributing to increased income for 2001 was the Corporation's share in profits of Beck Title Agency, from which the Corporation acquired its partial ownership in 2000. Income from this investment increased $29,000 in 2001 to a total of $39,000 from a total of $10,000 in 2000. The increase in non-interest income was augmented by gains realized on sales of securities. Decreasing interest rates during 2001 caused the securities held by the Corporation to experience an increase in fair value. As a result, the Corporation took advantage of the market conditions to streamline and realign the investment portfolio to reduce overhead in managing the portfolio by eliminating small positions held in some municipal and mortgage-backed securities. The Corporation was not engaging in trading activity, but actively trying to reemphasize investments in tax-free instruments and pledgeable high-quality agencies. Income from the sale of securities was $266,000 in 2001, up from a net of zero in 2000. New originations of real estate loans subsequently sold to the Federal Home Loan Mortgage Association (FHLMC, a.k.a. FreddieMac) gave rise to an increase of $340,000 in non-cash income due to the recognition of the fair market value of the retained mortgage servicing rights. This non-cash transaction recognizes the potential market value of the servicing rights should the Corporation wish to divest itself of this activity in the future. The declining interest rate environment experienced in 2001 was very favorable toward the generation of actual cash income from the sale of loans to FHLMC. As we generated new loans and closed them, the market rates kept slipping lower, allowing the Bank to sell such loans at a premium based on this timing difference. Net cash gains on the sale of loans during 2001 totaled $339,000 in 2001 compared to a net loss in 2000 of $87,000, a net increase of $426,000. With interest rates expected to experience a stable to increasing trend in 2002, management does not expect to experience similar opportunities for security and loan sales gains in 2002. There was only an $8,000 decrease in non-interest income in 2000 compared to 1999. All categories of activity remained constant.

NON-INTEREST EXPENSE.

Total non-interest expense increased $1,090,000, or 13.3%, from $8.2 million in 2000 to $9.3 million in 2001. The principal factor contributing to this increase was the various branch expansions undertaken during 2000 and fully realized in 2001. Namely, the additional staffing and increases in occupancy expense (primarily depreciation on the facility and computer equipment) needed to fully staff the new branch locations, as well as costs associated with the additional purchases of land and buildings during 2001. The cost of the facilities was anticipated by management in our prior year discussions. Personnel expenses contributed $122,000 or 3.0% to these increases, while occupancy costs contributed an additional $219,000 or 23.9% compared to 2000. Professional fees in 2001 amounted to $306,000, up $101,000 from 2000. This represents increased legal and auditing fees necessary to handle the loan quality concerns and its impact on the reserve for loan losses, as discussed below. The mortgage servicing rights valued above as potential income to the Corporation must be amortized over time to account for the timing of their actual receipt during the life of the underlying loans. The Corporation is also required to test the fair market value and present value of these future cash inflows. After such a valuation was performed, and given the market conditions during the year 2001 wherein mortgage rates have fallen to historically low values, the rate of loan prepayments and refinancing has shortened the expected lives of many existing mortgages. In light of these conditions, management recognized a valuation adjustment of $276,000 in addition to the normal amortization to bring the net value of these servicing rights in line with the expected fair market valuation. The total amortization for 2001 added $355,000 to non-operating, non-cash expenses compared to 2000. Other miscellaneous expenses have also increased in many categories, including marketing and advertising expenses, losses on overdrafts and forgeries, as well as postage, freight and courier expenses.

Total non-interest expense increased $.8 million to $8.2 million in 2000 from $7.4 million in 1999. Salaries and benefits increased by $.6 million to $4.1 million from $3.5 in 1999. More employees were hired to staff the new branch and Finance Company offices.


                                                                              7.

INCOME TAXES

Income tax expense of $408,000 in 2001 represents 22.6% of income before taxes compared to 24.2% in 2000 and 28.3% in 1999. These effective tax rates are lower than the statutory rate of 34%, primarily resulting from the Bank's investment in tax-exempt obligations from states and political subdivisions. Tax exempt income increased as a percentage of income before taxes in 2000, which was a contributing factor to the decrease in the effective rate for 2000, which carried over into 2001. Conversely, tax exempt income decreased as a percentage of income before taxes in 1999, which was a contributing factor to the increase in the effective rate for that year.

FINANCIAL CONDITION

Total assets were $246,070,000 at December 31, 2001, a decrease of $16,772,000, or 6.4%, from the $262,842,000 reported at December 31, 2000. The major factor in the reduction in the size of the Corporation was the decrease of $15,341,000 million in total net loans, matched by reductions in both deposits and borrowings.

LOANS

Year-end loans (in thousands) were as follows:

                                   2001       2000       1999       1998       1997
                                 --------   --------   --------   --------   --------
Commercial and other loans       $ 89,471   $ 91,710   $ 82,888   $ 79,169   $ 60,677
Real estate loans                  40,117     42,693     33,439     30,740     25,082
Consumer and credit card loans     58,341     69,012     75,318     42,012     34,150
Home equity loans                   8,354      7,720      7,253      6,716      6,051
Consumer finance loans              2,654      3,489      5,875         --         --
                                 --------   --------   --------   --------   --------
    Total loans                  $198,937   $214,624   $204,773   $158,637   $125,960
                                 ========   ========   ========   ========   ========

The Corporation's commercial loan portfolio decreased to $89.5 million in 2001 from $91.7 million in 2000, a change of $2.2 million or 2.24%. Management remains committed to strengthening business relationships and providing incentives for loan growth in its local market area. However, we were unwilling to buy business in 2001 by matching the very low interest rates being offered by some competitors in our markets. Real estate loans amounted to $40.1 million at year-end 2001 compared to $42.7 million at year-end 2000. These amounts included $3.3 and $6.5 million originated and held for sale at year-ends 2001 and 2000. Most real estate loans originated in 2001 were fixed-rate loans which the Corporation sells in the secondary market in order to manage interest rate risk.

The majority of the Corporation's loan shrinkage was in its consumer loan portfolio, which shrank $10.7 million, or 15.5%, in 2001. In addition to the home equity and direct consumer and credit card loan portfolios that also constitute its core loan business, the Corporation has in prior years invested in certain indirect loan business, or "niche" lending. This indirect loan business, specifically loans for horse trailers, accounted for substantially all consumer loan decreases in 2001 and was part of management's strategy to reduce its dependence on this indirect, or "niche" loan portfolio due to declining yields and the realization that repayment speeds were more accelerated on this portfolio than projected. These indirect loans were originated through a loan broker to whom the Corporation paid origination fees. Substantially all of these borrowers are located outside of the Corporation's traditional market area. At December 31, 2001 the remaining balance of loans in this "niche" portfolio was $36.8 million.

The Bank also originates consumer finance loans through its subsidiary, Advantage Finance, Inc. ("Advantage"). These loans amounted to $2.7 million at December 31, 2001 compared to $3.5 million at December 31, 2000. Most of the Advantage loans are indirect consumer finance loans to borrowers outside of the Corporation's traditional market area, originated through relationships with various consumer sales stores, covering sales of various large-dollar consumer item purchases. One such relationship came to an end in 2001 when that company filed for bankruptcy reorganization. We have already started a search for more stable partners with which to work. A majority of the Advantage loans are originated on a six-month same as cash basis such that if the customers repay


                                                                              8.

the loan within the first six months, no interest will be collected by Advantage. For the loans that repay within the first six months, Advantage's income is limited to a 2% discount received upon the initial purchase of these loans. The volume of loans that repay in the first six months can significantly impact the profitability of Advantage. Approximately 33.1% of loans originated under this program are repaying within the first six months.

The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2001.

                               One Year         One Through          Over
                               or less          Five Years        Five Years
                               -------          ----------        ----------
                               $12,255            $11,730          $65,486

Of the loans included above with maturities exceeding one year, $8.1 million had fixed rates, while $69.1 million had adjustable rates.

The Bank's loan portfolio represents its largest and highest yielding earning assets. It also contains the most risk of loss. This risk is due mainly to changes in borrowers' primary repayment capacity, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and training of personnel.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to cover probable incurred loan losses. Management prepares a written report analyzing the adequacy of the allowance for loan losses and the Loan Committee of the Board of Directors reviews this on a monthly basis. Each loan portfolio, by type and by collateral, is evaluated independently to identify probable incurred losses. Factors considered include historical and current delinquencies, pertinent known economic conditions, specific knowledge of the circumstances of individual credits, industry sector changes, and estimated collateral values for known problem loans. Under this methodology, the sufficiency of the total allowance may vary depending on changes, if any, in the mix of the loan types and whether or not total loans increase or decrease. Management judgments as to the probability of loss and the amount of loss for individual loans and pools of loans are subjective and subject to change over time.

The allowance for loan losses at December 31, 2001 was $1.7 million or 0.88% of total loans. This compares to $2.1 million or 0.97% of total loans in 2000. The Corporation's policy is to charge off loans when, in management's opinion, collection is doubtful. All loans charged off are subject to continuing review and concerted efforts are made to maximize recovery.

The Corporation provided $1.1 million to the allowance for loan losses in 2001 to maintain the balance at an adequate level following net charge-offs of $1,436,000. The main problem credit relationship was a loan secured by multiple single or two-family residential properties in Mansfield, Ohio. The Corporation had identified and specifically allocated a portion of the allowance for loan loss for this loan, and losses are included in the charge-offs above. The Corporation believes that the current allowance balance is sufficient to cover identified losses in the loan portfolio.


                                                                              9.

The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31, 2001.

                                                2001        2000        1999        1998        1997
                                              -------     -------     -------     -------     -------
Balance at beginning of period                $ 2,089     $ 1,499     $ 1,183     $ 1,075     $ 1,019
Loans charged off:
     Commercial                                (1,244)        (65)        (12)        (45)        (42)
     Real estate                                   --          --          --          --          --
     Consumer                                    (565)       (523)       (291)       (422)       (601)
                                              -------     -------     -------     -------     -------
         Total loans charged off               (1,809)       (588)       (303)       (467)       (643)
                                              -------     -------     -------     -------     -------
Recoveries of loans previously charged off:
     Commercial                                   253          42           8           5          30
     Real estate                                   --          --          --          --          --
     Consumer                                     120         132         116          98          56
                                              -------     -------     -------     -------     -------
         Total loan recoveries                    373         174         124         103          86
                                              -------     -------     -------     -------     -------
Net loans charged off                          (1,436)       (414)       (179)       (364)       (557)
Provision charged to operating expense          1,090       1,004         495         472         613
                                              -------     -------     -------     -------     -------
Balance at end of period                      $ 1,743     $ 2,089     $ 1,499     $ 1,183     $ 1,075
                                              =======     =======     =======     =======     =======

Ratio of net charge-offs to average
   loans outstanding for period                  0.70%       0.20%       0.10%       0.28%       0.45%


                                                                             10.

The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.

                                                     Percentage of                  Percentage of                     Percentage of
                                                     Loans in Each                  Loans in Each                     Loans in Each
                                                      Category to                    Category to                       Category to
                                      Allowance          Total         Allowance        Total           Allowance         Total
                                       Amount            Loans           Amount         Loans             Amount          Loans
                                      ---------      -------------     ---------    -------------       ---------     --------------
                                          December 31, 2001               December 31, 2000               December 31, 1999
                                      ----------------------------     --------------------------       ---------------------------
Commercial                             $  538              45%           $  809            43%           $  207              40%
Real estate                               199              24               154            23                83              20
Consumer                                1,006              31             1,126            34             1,184              40
Unallocated                                --             n/a                --           n/a                25             n/a
                                       ------             ---            ------           ---            ------             ---
     Total                             $1,743             100%           $2,089           100%           $1,499             100%
                                       ======             ===            ======           ===            ======             ===


                                                     Percentage of                  Percentage of
                                                     Loans in Each                  Loans in Each
                                                      Category to                    Category to
                                      Allowance          Total         Allowance        Total
                                       Amount            Loans           Amount         Loans
                                      ---------      -------------     ---------    -------------
                                          December 31, 2001               December 31, 2000
                                      ----------------------------     --------------------------
Commercial                             $  509              50%           $  530            48%
Real estate                                93              24                95            25
Consumer                                  559              26               442            27
Unallocated                                22             n/a                 8           n/a
                                       ------             ---            ------           ---
     Total                             $1,183             100%           $1,075           100%
                                       ======             ===            ======           ===

The policy for placing loans on nonaccrual status is to cease accruing interest on loans when management believes that the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collectible. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged off.

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

Commercial loans and commercial real estate loans that are classified as substandard or doubtful are subject to review through the internal loan review process. Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans included residential first mortgage, home equity, automobile and credit card loans.

The following schedule summarizes impaired loans and nonperforming (in thousands) as of December 31.

                                                  2001     2000     1999     1998     1997
                                                 ------   ------   ------   ------   ------
Impaired loans                                   $1,002   $2,365    $186    $1,068   $1,405
                                                 ======   ======    ====    ======   ======
Loans accounted for on a nonaccrual basis
   (includes substantially all impaired loans)   $1,247   $1,840    $530    $1,169   $1,073
Accruing loans which are contractually past
   due 90 days or more as to interest or
   principal payments                               977       71     212        91      289
Loans that are "troubled debt restructurings"
   as defined in Statement of Financial
   Accounting Standard No. 15
   (exclusive of loans listed above)                 --       --      --        --       --
                                                 ------   ------    ----    ------   ------

     Total nonperforming loans                   $2,224   $1,911    $742    $1,260   $1,362
                                                 ======   ======    ====    ======   ======

Interest income recognized on impaired loans was $16,000 in 2001 and $10,000 in 2000. The outstanding balance of impaired loans as of the end of 2001 is smaller than 2000 after charging off $1,224,000 since year end 2000. As of December 31, 2001, there are no loans that have not been included above where known information about possible credit problems of the borrower causes management to have serious doubts about the ability of the borrower to comply with present repayment terms. Interest collected on a cash basis during 2001 for impaired loans amounted to $16,000.


                                                                             11.

As of December 31, 2001, there are no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.

Another factor associated with asset quality is Other Real Estate Owned ("OREO"). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. During 1999, management disposed of a large commercial property that had been carried as OREO at year-end 1998. The losses associated with this property were recognized during 1999 and totaled $176,000. There were no properties classified as OREO at year-end 1999 or during the year 2000. Eight properties were briefly held as OREO in 2001, and disposed of at a profit of $29,000.

SECURITIES

All securities are classified as available for sale and are carried at fair value. U.S Treasury and Agency securities were allowed to pay down and the proceeds were reinvested into tax free obligations and mortgage-backed securities in order to increase yields and provide pledgeable collateral for possible borrowings. Some of the tax free portfolio was sold off to take advantage of market conditions to realize gains and reposition the portfolio to eliminate small holdings. As of December 31, 2001, there are no concentrations of securities of any one issuer, other than the U.S. Government and Government Agencies, whose carrying value exceeds 10% of shareholders' equity.

The carrying value of securities available for sale (in thousands) as of December 31 are summarized as follow:

                                                        2001      2000      1999
                                                      -------   -------   -------
U.S. Treasury and U.S. Government Agency securities   $   604   $ 2,565   $ 1,493
Obligations of states and political subdivisions       15,484    16,769    14,683
Corporate bonds                                            --       956       936
Mortgage-backed securities                             12,199    11,303    14,064
Equity investments                                      1,501     1,356     1,238
                                                      -------   -------   -------
                                                      $29,788   $32,949   $32,414
                                                      =======   =======   =======

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) for each category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2001:

                                                                 Maturing                    Maturing
                                          Maturing in            After One                  After Five               Maturing
                                           One Year            Year Through               Years Through               After
                                           or Less              Five Years                  Ten Years               Ten Years
                                       Amount    Yield      Amount      Yield         Amount         Yield       Amount      Yield
                                       ------   --------   ---------   ---------   -------------    --------     -------     ------
U.S. Treasury and U.S. Government
    Agency securities                   $  --                 $  604        5.90%     $    --                     $   --
Obligations of states and political
    subdivisions                          201       3.76%      3,445        6.37%       9,273          6.63%       2,565       6.79%
Corporate bonds                            --                     --                       --                         --
Mortgage-backed securities                 --                     --                       --                     12,199       4.91%
                                        -----   --------      ------   ---------      -------       --------     -------     ------
      Total                             $ 201       3.76%     $4,049        6.30%     $ 9,273          6.63%     $14,764       5.24%
                                        =====   ========      ======   =========      =======       ========     =======     ======

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


                                                                             12.

DEPOSITS

Total deposits decreased $13.4 million, or 6.5%, to $205.2 million at December 31, 2001 from $218.6 million at December 31, 2000. Most of this decline was in savings and time deposits as management focused the Bank's sales efforts on attracting less expensive resources such as the non-interest bearing demand deposits which grew $1.3 million and the interest-bearing demand deposits, which grew $13.5 million. Total time deposits experienced a shift in its mix as the larger balance jumbo CD's and public funds were replaced by a higher volume of smaller personal consumer accounts. The Corporation expanded its branch system in the Findlay, Ohio market and entered the Richwood, Ohio (and Union County) market during 2000, and further expansion was accomplished in 2001 with the opening of a new office in downtown Westerville, Ohio (Franklin County). Also during 2001, the Corporation established a banking facility in a retail setting inside the Findlay, Ohio Super WalMart. Each of these efforts point to the Corporation's continuing commitment to serve our customers more effectively and to attract additional deposits.

The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2001:

          Three months or less                   $ 6,060
          Over three months through six months     6,995
          Over six through twelve months           2,449
          Over twelve months                       2,965
                                                 -------
               Total                             $18,469
                                                 =======

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31:

                                                    2001                           2000                          1999
                                          -------------------------      -------------------------     --------------------------
                                           Average        Average         Average        Average        Average         Average
                                            Amount          Rate           Amount          Rate          Amount           Rate
                                          ----------     ----------      ----------     ----------     ----------      ----------
Interest-bearing demand deposits          $   49,776        2.62%        $   41,734         3.03%       $  36,748         2.95%
Savings deposits                              20,779        1.70             19,710         2.26           19,972         2.25
Time deposits                                122,568        5.97            136,523         5.90          118,666         5.35
Demand deposits (noninterest-bearing)         16,844                         17,294                        20,771
                                          ----------                     ----------                     ---------
     Total                                $  209,967                     $  215,261                     $ 196,157
                                          ==========                     ==========                     =========

CAPITAL RESOURCES

Total shareholders' equity at year-end 2001 was $19.2 million, an increase of $0.6 million, or 3.3%, from total shareholders' equity of $18.6 million at year-end 2000. Net income and the increase in fair value of securities available for sale, net of taxes, were partially offset by the payment of dividends.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 2001, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8%, with half of the capital composed of core capital. Minimum leverage ratios range from 3% to 5% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution's balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution's Tier 1 capital with certain limitations in meeting the total risk-based capital requirements. At December 31, 2001, the Bank's total risk-based capital ratio and leverage ratio were 11.3% and 7.9%, thus exceeding the minimum regulatory requirements. At December 31, 2000, the ratios were 10.2% and 7.4%. The Corporation has similar capital requirements on a consolidated basis as described in Note 13 of the consolidated financial statements.


                                                                             13.

LIQUIDITY

Liquidity refers to the Corporation's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses and meet other obligations. Primary sources of liquidity are cash and cash equivalents, which totaled $7.6 million at year-end 2001. Net income, securities available for sale and repayments and maturities of loans serve to increase liquidity. Other sources of liquidity that could be used to help ensure funds are available when needed include, but are not limited to, purchase of federal funds, sale of securities, obtaining advances from the FHLB, adjustments of interest rates to attract deposits, and borrowing at the Federal Reserve discount window. Management believes that its sources of liquidity are adequate to meet the needs of the Corporation.

A measure of liquidity is the relationship of loans to deposits and borrowed funds. Lower ratios indicate greater liquidity. At December 31, 2001 and 2000, the ratio of loans to deposits and borrowed funds was 88.2% and 88.3%. Management believes that these ratios represent acceptable levels of liquidity.

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

Management monitors its gap position with the goal to increase its net interest income slightly in a rising interest rate environment, in order to maintain earnings at an acceptable level when additional funding of loan loss reserve may be necessary. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates of the majority of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have primarily fixed rates of interest. At year-end 2001, the Corporation's gap position was negative since interest bearing demand deposits and savings deposits are immediately repriceable, but within limits established by the Board of Directors.

The following tables provide information about the Corporation's financial instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For


                                                                             14.

core deposits (demand, interest-bearing checking, savings and money market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation's historical experience, management's judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors, and does not represent when the rates on these items may be changed. Weighted-average variable rates are based upon rates existing at the reporting date.

             PRINCIPAL/NOTIONAL AMOUNT WITH EXPECTED MATURITIES IN:

                             (Dollars in thousands)

For the Year Ended December 31, 2001:                                                                                      Fair
                                              2002      2003       2004       2005       2006    Thereafter    Total       Value
                                            -------    -------    -------    -------    -------  ----------   --------    --------
RATE-SENSITIVE ASSETS:
Fixed interest rate loans                   $ 5,702    $ 3,166    $ 5,971    $ 9,043    $ 7,313    $68,475    $ 99,670    $100,991
    Average interest rate                      8.19%      9.43%      9.75%      9.50%      8.99%      8.52%       8.74%
------------------------------------------------------------------------------------------------------------------------------------
Variable interest rate loans                $ 9,346    $ 1,601    $ 1,756    $   830    $ 2,011    $83,724    $ 99,268    $ 98,664
    Average interest rate                      5.87%      5.47%      6.52%      6.77%      6.53%      6.98%       9.60%
------------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate securities              $   201    $   604    $    82    $ 1,643    $ 1,719    $13,901    $ 18,315    $ 18,150
    Average interest rate                      3.76%      5.90%     11.17%      6.11%      6.42%      6.51%       5.63%
------------------------------------------------------------------------------------------------------------------------------------
Variable interest rate securities                --         --         --         --         --      $10,029  $ 10,029    $ 10,137
    Average interest rate                                                                               4.76%     4.76%
------------------------------------------------------------------------------------------------------------------------------------
Federal funds sold                               --         --         --         --         --           --        --          --
    Average interest rate
------------------------------------------------------------------------------------------------------------------------------------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits                $ 4,755    $ 3,803    $ 2,852    $ 2,377    $ 2,377    $ 2,852    $ 19,016    $ 19,016
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits            $14,387    $14,247    $14,247    $14,247    $14,247    $ 6,832     $78,207    $ 78,207
    Average interest rate                      1.66%      1.66%      1.66%      1.66%      1.66%      1.66%       1.66%
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing time deposits              $89,371    $12,364    $ 3,603    $   813    $ 1,737    $   110    $107,998    $110,920
    Average interest rate                      5.67%      4.52%      3.95%      5.55%      4.97%      3.27%       5.47%
------------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate borrowings                   --         --         --         --         --    $11,500    $ 11,500    $ 10,592
    Average interest rate                                                                             4.60%       4.60%
------------------------------------------------------------------------------------------------------------------------------------
Variable interest rate borrowings           $ 8,740         --         --         --         --         --    $  8,740    $  8,740
    Average interest rate                      1.90%                                                              1.90%
------------------------------------------------------------------------------------------------------------------------------------
For the Year Ended December 31, 2001:                                                                                      Fair
                                              2002      2003       2004       2005       2006    Thereafter    Total       Value
                                            -------    -------    -------    -------    -------  ----------   --------    --------
RATE-SENSITIVE ASSETS:
Fixed interest rate loans                   $ 7,716    $ 4,653    $ 5,872    $ 9,433    $10,833    $72,990    $111,497    $112,126
    Average interest rate                     10.08%     10.54%     10.44%     10.25%      9.71%      9.81%       9.92%
------------------------------------------------------------------------------------------------------------------------------------
Variable interest rate loans                $ 9,804    $ 1,023    $ 2,048    $ 1,785    $   847    $87,620    $103,127    $103,241
    Average interest rate                     10.44%     10.12%      9.77%      9.07%     10.07%      9.50%       9.60%
------------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate securities              $   401         --    $   584    $    93    $ 1,013    $22,158    $ 24,249    $ 23,999
    Average interest rate                      5.19%                 6.88%      7.35%      7.55%      5.51%       5.63%
------------------------------------------------------------------------------------------------------------------------------------
Variable interest rate securities                --         --         --         --         --    $ 7,749    $  7,749    $  7,594
    Average interest rate                                                                             6.52%       6.52%
------------------------------------------------------------------------------------------------------------------------------------
Federal funds sold                          $   300         --         --         --         --         --    $    300    $    300
    Average interest rate                      6.75%                                                              6.75%
------------------------------------------------------------------------------------------------------------------------------------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits                $ 4,440    $ 3,553    $ 2,665    $ 2,221    $ 2,221    $ 2,665    $ 17,765    $ 17,765
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits           $ 11,701    $11,569    $11,569    $11,569    $11,569    $ 5,554    $ 63,531    $ 63,531
    Average interest rate                      2.13%      2.49%      2.49%      2.49%      2.49%      2.23%       2.47%
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing time deposits              $74,690    $57,544    $ 3,814    $   715    $   416    $    97    $137,276    $138,815
    Average interest rate                      5.96%      6.80%      6.32%      5.36%      5.36%      2.33%       6.32%
------------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate borrowings                   --         --         --         --         --    $11,500    $ 11,500    $ 10,776
    Average interest rate                                                                             4.60%       4.60%
------------------------------------------------------------------------------------------------------------------------------------
Variable interest rate borrowings           $13,000         --         --         --         --         --    $ 13,000    $ 13,000
    Average interest rate                      6.82%                                                              6.82%
------------------------------------------------------------------------------------------------------------------------------------


                                                                             15.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation disclosed the estimated fair value of its financial instruments at December 31, 2001 and 2000 in the notes to the consolidated financial statements. The estimated fair value of financial instruments generally experienced increases in 2001 due to a decreasing interest rate environment.

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

A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.


                                                                             16.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                                   Crowe, Chizek and Company LLP

Columbus, Ohio
January 18, 2002


                                                                             17.

                           COMMERCIAL BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2000

(Dollars in thousands)

                                                              2001         2000
                                                           ---------    ---------
ASSETS
Cash and due from banks                                    $   7,640    $   6,292
                                                           ---------    ---------
Federal funds sold                                                --          300
     Cash and cash equivalents                                 7,640        6,592
Securities available for sale                                 29,788       32,949
Total loans                                                  198,937      214,624
Allowance for loan loss                                       (1,743)      (2,089)
                                                           ---------    ---------
     Loans, net                                              197,194      212,535
Premises and equipment, net                                    6,354        6,676
Accrued interest receivable                                    1,260        1,685
Other assets                                                   3,834        2,405
                                                           ---------    ---------

              Total assets                                 $ 246,070    $ 262,842
                                                           =========    =========

LIABILITIES
Deposits
     Noninterest-bearing demand                            $  19,016    $  17,765
     Interest-bearing demand                                  57,417       43,961
     Savings and time deposits                               110,319      126,432
     Time deposits $100,000 and greater                       18,469       30,414
                                                           ---------    ---------
         Total deposits                                      205,221      218,572
FHLB advances                                                 19,300       24,000
Federal funds purchased                                          940           --
Line of credit borrowing                                          --          500
Accrued interest payable                                         446          600
Other liabilities                                                944          581
                                                           ---------    ---------
     Total liabilities                                       226,851      244,253
                                                           =========    =========

SHAREHOLDERS' EQUITY
Common stock, no par value, 4,000,000 shares authorized,
   1,155,295 and 1,050,778 issued in 2001 and 2000            10,446        8,154
Retained earnings                                              9,178       10,854
Deferred compensation plan shares,
   8,286 and 5,401 shares in 2001 and 2000                      (205)        (152)
Accumulated other comprehensive loss                            (200)        (267)
                                                           ---------    ---------
     Total shareholders' equity                               19,219       18,589
                                                           ---------    ---------

              Total liabilities and shareholders' equity   $ 246,070    $ 262,842
                                                           =========    =========

          See accompanying notes to consolidated financial statements.


                                                                             18.

                           COMMERCIAL BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2001, 2000 and 1999

(Dollars in thousands, except per share data)

                                                                                        2001               2000               1999
                                                                                       -------            -------            -------
INTEREST AND DIVIDEND INCOME
Interest and fees on loans                                                             $17,584            $18,417            $15,990
Interests on securities:
     Taxable                                                                               924              1,025              1,146
     Nontaxable                                                                            711                751                688
Other                                                                                       13                 42                 54
                                                                                       -------            -------            -------
         Total interest income                                                          19,232             20,235             17,878

INTEREST EXPENSE

Interest on deposits                                                                     8,977              9,768              7,885
Interest on borrowings                                                                     982                974                807
                                                                                       -------            -------            -------
         Total interest expense                                                          9,959             10,742              8,692

NET INTEREST INCOME                                                                      9,273              9,493              9,186

Provision for loan loss                                                                  1,090              1,004                495
                                                                                       -------            -------            -------

Net interest income after provision for loan loss                                        8,183              8,489              8,691
                                                                                       -------            -------            -------

NONINTEREST INCOME

Service fees and overdraft charges                                                       1,320              1,085              1,045
Gains on sale of securities, net                                                           266                 --                 58
Gains on sale of loans, net                                                                960                192                189
Gains on sale of other assets, net                                                           5                 --                 --
Other income                                                                               386                370                363
                                                                                       -------            -------            -------
     Total noninterest income                                                            2,937              1,647              1,655
                                                                                       -------            -------            -------

NONINTEREST EXPENSES

Salaries and employee benefits                                                           4,211              4,089              3,471
Occupancy, furniture and equipment                                                       1,134                915                836
Data processing                                                                            635                560                526
State taxes                                                                                346                321                291
FDIC deposit insurance                                                                      80                 83                 46
Professional fees                                                                          306                205                142
Amortization and impairment charges of intangibles                                         580                225                168
Other operating expense                                                                  2,026              1,830              1,958
                                                                                       -------            -------            -------
     Total noninterest expense                                                           9,318              8,228              7,438

Income before income taxes                                                               1,802              1,908              2,908

Income tax expense                                                                         408                462                823
                                                                                       -------            -------            -------

NET INCOME                                                                             $ 1,394            $ 1,446            $ 2,085
                                                                                       =======            =======            =======

Basic earnings per common share                                                        $  1.21            $  1.25            $  1.81
                                                                                       =======            =======            =======
Diluted earnings per common share                                                      $  1.20            $  1.24            $  1.78
                                                                                       =======            =======            =======

          See accompanying notes to consolidated financial statements.


                                                                             19.

                           COMMERCIAL BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2001, 2000 and 1999

(Dollars in thousands, except per share data)

                                                                                                      Accumulated
                                                                                         Deferred        Other           Total
                                                          Common          Retained     Compensation   Comprehensive   Shareholders'
                                                           Stock          Earnings      Plan Shares    Income/(loss)     Equity
                                                          --------        ---------    ------------   --------------  -------------
Balance, January 1, 1999                                  $  7,964         $  8,941         $  --         $ 143         $17,048
COMPREHENSIVE INCOME:
   Net income                                                                 2,085                                       2,085
   Change in net unrealized gain (loss)
     on securities available for sale, net
     of reclassification and tax effects                                                                 (1,140)         (1,140)
                                                                                                                        -------
         Total comprehensive income                                                                                         945
Cash dividends declared
   ($.69 per common share)                                                     (798)                                       (798)
Shares acquired for deferred
   compensation plan
   (2,389 shares)                                               74                            (74)                           --
Issuance of common shares
   (568 shares)                                                 18                                                           18
                                                          --------         --------         -----         -----         -------
Balance, December 31, 1999                                   8,056           10,228           (74)         (997)         17,213
COMPREHENSIVE INCOME:
   Net income                                                                 1,446                                       1,446
   Change in net unrealized gain (loss)
     on securities available for sale, net
     of reclassification and tax effects                                                                    730             730
                                                                                                                        -------
         Total comprehensive income                                                                                       2,176
Cash dividends declared
   ($.71 per common share)                                                     (820)                                       (820)
Shares acquired for deferred
   compensation plan
   (3,012 shares)                                               78                            (78)                           --
Issuance of common shares
   (779 shares)                                                 20                                                           20
                                                          --------         --------         -----         -----         -------

Balance, December 31, 2000                                   8,154           10,854          (152)         (267)         18,589
COMPREHENSIVE INCOME:
   Net income                                                                 1,394                                       1,394
   Change in net unrealized gain (loss)
     on securities available for sale, net
     of reclassification and tax effects                                                                     67              67
                                                                                                                        -------
         Total comprehensive income                                                                                       1,461
Cash dividends declared
   ($.71 per common share)                                                     (831)                                       (831)
Shares acquired for deferred
   compensation plan
   (2,132 shares)                                               53                            (53)                           --
Stock dividend declared - 10%                                2,239           (2,239)                                         --
                                                          --------         --------         -----         -----         -------

Balance, December 31, 2001                                $ 10,446         $  9,178         $(205)        $(200)        $19,219
                                                          ========         ========         =====         =====         =======

          See accompanying notes to consolidated financial statements.


                                                                             20.

                           COMMERCIAL BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000 and 1999

(Dollars in thousands)

                                                                                        2001               2000              1999
                                                                                      --------           --------          --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                         $  1,394           $ 1,446           $  2,085
   Adjustments to reconcile net income to net cash from
     operating activities
       Depreciation                                                                        706               574                581
       Provisions for loan loss                                                          1,090             1,004                495
       Deferred income taxes                                                               (78)             (376)               352
       Gain on sale of securities                                                         (266)               --                (58)
       Gain on sale of loans                                                              (960)             (192)              (189)
       Gain on other real estate owned                                                      --                --                176
       Gain on sale of assets                                                               (5)               --                 --
       Stock dividends on FHLB stock                                                       (94)              (92)               (92)
       Net amortization on securities                                                      133               135                 62
       Amortization and impairment of intangible assets                                    580               225                168
       Changes in
           Loans held for sale                                                           3,511            (3,376)              (492)
           Interest receivable                                                             425              (409)              (222)
           Interest payable                                                               (154)               86                 92
           Other assets and liabilities                                                   (583)             (232)               534
                                                                                      --------           -------           --------
       Net cash from operating activities                                                5,699            (1,207)             3,492
                                                                                      --------           -------           --------

CASH FLOWS FROM INVESTING ACTIVITIES
   Securities available for sale
       Purchases                                                                       (23,706)           (2,478)           (10,742)
       Maturities and repayments                                                         4,754             3,006              7,018
       Sales                                                                            22,442                --              7,926
   Net change in loans                                                                  10,685            (6,697)           (45,220)
   Bank premises and equipment expenditures, net                                          (384)           (1,719)            (2,154)
                                                                                      --------           -------           --------
       Net cash from investing activities                                               13,791            (7,888)           (43,172)
                                                                                      --------           -------           --------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in deposits                                                              (13,351)            4,216             41,258
   Net change in FHLB advances and federal funds                                        (3,760)            5,147               (867)
   Net change in line of credit borrowing                                                 (500)               --                500
   Cash dividends paid                                                                    (831)             (820)              (798)
   Issuance of common stock                                                                 --                20                 18
   Options exercised                                                                        --                --                 --
                                                                                      --------           -------           --------
       Net cash from financing activities                                              (18,442)            8,563             40,111
                                                                                      --------           -------           --------

Net change in cash and cash equivalents                                                  1,048              (532)               431

Cash and cash equivalents at beginning of year                                           6,592             7,124              6,693
                                                                                      --------           -------           --------

Cash and cash equivalents at end of year                                              $  7,640           $ 6,592           $  7,124
                                                                                      ========           =======           ========

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest                                                                $ 10,113           $ 8,600           $  7,275
Cash paid for income taxes                                                                 435               399                400
Non-cash transfer - loans to other real estate                                             395                --                 --
Non-cash transfer - other real estate to loans                                              --               746                 --

          See accompanying notes to consolidated financial statements.


                                                                             21.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (Corporation), its wholly owned subsidiary, The Commercial Savings Bank (Bank) and the Bank's wholly owned subsidiary, Advantage Finance, Inc. (Advantage). The Bank also owns a 49% interest in Beck Title Agency, Ltd. which is accounted for using the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations: Commercial Bancshares, Inc. is a bank-holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion, Hancock, Union, and Franklin counties. Advantage Finance, Inc. is a consumer finance company operating in Marion, Ohio and Findlay, Ohio. These market areas provide the source of substantially all of the Corporation's deposit and loan activities, although some indirect loans are made to borrowers outside the Corporation's immediate market area. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The collectibility of loans, fair values of financial instruments including mortgage servicing rights, and status of contingencies are particularly subject to change.

Cash and cash equivalents: Cash and cash equivalents include cash, noninterest bearing demand deposits with banks and federal funds sold. Net cash flows are reported for customer loan and deposit transactions and for short-term borrowings.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. At year-end 2001 and 2000, no securities were classified as trading. Securities such as Federal Home Loan Bank Stock are carried at cost.

Interest income includes net amortization of purchase premiums and discounts. Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans Held for Sale: Certain residential mortgage loans are originated for sale in the secondary-mortgage loan market. These loans are included in real estate loans and are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. To mitigate interest rate risk, fixed commitments may be obtained at the time loans are originated or identified for sale. The Bank does not currently utilize this option when originating loans.

Loans Receivable: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, allowance for loan losses, and charge offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

                                  (Continued)


                                                                             22.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

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

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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

Goodwill and Identified Intangibles: Goodwill is the excess of purchase price over identified net assets in branch acquisitions. Goodwill is expensed on the straight-line method over a period of 15 years. Identified intangibles represent the value of depositor relationships purchased and is expensed on an accelerated method over a period of 15 years. Goodwill and identified intangibles are assessed for impairment based on estimated undiscounted cash flows, and written down if necessary.

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

                                  (Continued)


                                                                             23.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

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


                                  (Continued)

                                                                             24.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

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

Earnings Per Share: Basic earnings per share is based on net income divided by weighted average shares outstanding during the year. Diluted earning per share reflects the effect of additional common shares issuable under stock options using the treasury stock method. Per share amounts are restated to reflect the impact of stock dividends or stock splits declared through the date of issuing financial statements.

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

Stock Dividend: On December 15, 2001, the Company paid a 10% stock dividend. 104,517 additional common shares were issued as a result. A transfer from retained earnings was made using the fair value of shares issued.

                                  (Continued)


                                                                             25.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 2 - SECURITIES

The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                                                                          Gross             Gross
                                                                                        Fair            Unrealized       Unrealized
                                                                                        Value              Gains            Losses
                                                                                       -------          ----------        ---------
2001
     Obligations of U.S. Government
      and federal agencies                                                             $   604              $  2              $--
     Obligations of state and political
       subdivisions                                                                     15,484                46             (193)
     Mortgage-backed securities                                                         12,199                10             (167)
                                                                                       -------              ----            -----
     Total debt securities available  for sale                                          28,287                58             (360)
     Equity investments                                                                  1,501                --               --
                                                                                       -------              ----            -----
         Total securities available for sale                                           $29,788              $ 58            $(360)
                                                                                       =======              ====            =====

2000
     Obligations of U.S. Government
      and federal agencies                                                             $ 2,565              $ 12            $ (44)
     Obligations of state and political
       subdivisions                                                                     16,769               131             (246)
     Corporate bonds                                                                       956                --              (29)
     Mortgage-backed securities                                                         11,303                --             (229)
                                                                                       -------              ----            -----
     Total debt securities available  for sale                                          31,593               143             (548)
     Equity investments                                                                  1,356                --               --
                                                                                       -------              ----            -----
         Total securities available for sale                                           $32,949              $143            $(548)
                                                                                       =======              ====            =====

                                  (Continued)


                                                                             26.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 2 - SECURITIES (Continued)

Contractual maturities of debt securities (in thousands) at year-end 2001 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                          Fair
                                                                          Value
                                                                       ----------
              Due less than one year                                   $      201
              Due after one year through five years                         4,049
              Due after five years through ten years                        9,273
              Due after ten years                                           2,565
              Mortgage-backed securities                                   12,199
              Equity securities/corporate bond                              1,501
                                                                       ----------
                                                                       $   29,788
                                                                       ==========

Sales of available for sale securities (in thousands) were as follows:

                                                             2001              2000             1999
                                                             ----              ----             ----
              Proceeds                                  $   22,442       $      --       $     7,926
              Gross gains                                      285              --                62
              Gross losses                                      19              --                 4

The Corporation currently has no securities classified as held to maturity and management does not anticipate classifying securities as held to maturity in the foreseeable future.

At year-end 2001 and 2000, debt securities with a carrying value of $20,447,000 and $17,131,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

NOTE 3 - LOANS

Year-end loans (in thousands) were as follows:

                                                                         2001              2000
                                                                     -----------       -----------
         Commercial and other loans                                  $    89,471       $    91,710
         Real estate loans                                                38,423            38,262
         Construction loans                                                1,694             4,431
         Consumer and credit card loans                                   58,341            69,012
         Home equity loans                                                 8,354             7,720
         Consumer finance loans                                            2,654             3,489
                                                                     -----------       -----------
              Total loans                                            $   198,937       $   214,624
                                                                     ===========       ===========

Real estate loans originated and held for sale at year-end 2001 and 2000 totaled approximately $3.3 million and $6.5 million.

At December 31, 2001 and 2000, total loans included loans to farmers for agricultural purposes of approximately $15,191,000 and $15,831,000.

                                  (Continued)


                                                                             27.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 3 - LOANS (Continued)

Impaired loans (in thousands) were as follows:

                                                                          2001             2000
                                                                       --------         ---------
         Year-end loans with no allocated allowance for loan losses    $    665         $   1,087
         Year-end loans with allocated allowance for loan losses            337             1,278
                                                                       --------         ---------
             Total                                                     $  1,002         $   2,365
                                                                       ========         =========

         Amount of the allowance for loan losses allocated             $    158         $     576

                                                                         2001              2000               1999
                                                                       --------         ---------           --------
         Average of impaired loans during the year                     $    838         $     374           $    380
         Income recognized on impaired loans                                 16                10                 --
         Cash-basis interest recognized on impaired loans                    17                 9                 --

Nonperforming loans (in thousands) were as follows:

                                                                         2001              2000
                                                                       --------          --------
            Loans past due over 90 days still on accrual               $    977          $     71
            Nonaccrual loans                                              1,247             1,840

Nonperforming loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

NOTE 4 - ALLOWANCE FOR LOAN LOSS

Activity in the allowance for loan loss (in thousands) was as follows:

                                                                 2001            2000            1999
                                                              -----------     ----------      ----------
         Beginning balance                                    $     2,089     $    1,499      $    1,183
         Provision for loan loss                                    1,090          1,004             495
         Loans charged off                                         (1,809)          (588)           (303)
         Recoveries of loans previously charged off                   373            174             124
                                                              -----------     ----------      ----------
         Ending balance                                       $     1,743     $    2,089      $    1,499
                                                              ===========     ==========      ==========

                                  (Continued)


                                                                             28.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

Activity for capitalized mortgage servicing rights (in thousands) was as follows:

                                                2001         2000         1999
                                              -------       ------       ------
Servicing rights:
       Beginning of year                      $   787        $ 715        $ 534
       Additions                                  620          280          333
       Amortized expense                         (287)        (208)        (152)
                                              -------        -----        -----
       End of year                            $ 1,120        $ 787        $ 715
                                              =======        =====        =====

Valuation allowance:
       Beginning of year                      $    --        $  --        $  --
       Impairment change                         (276)          --           --
                                              -------        -----        -----
       End of year                            $  (276)       $  --        $  --

Total loans serviced for others at year-end 2001 and 2000 were $95.3 million and $78.6 million.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:

                                                              2001             2000
                                                            -------          -------
         Land                                               $ 1,062          $   953
         Buildings                                            6,487            6,421
         Furniture and equipment                              3,392            3,183
                                                            -------          -------
              Total                                          10,941           10,557
         Accumulated depreciation                             4,587            3,881
                                                            -------          -------
              Premises and equipment, net                   $ 6,354          $ 6,676
                                                            =======          =======

NOTE 7 - DEPOSITS

At year-end 2001, scheduled maturities of time deposits (in thousands) were as follows:

                           2002                                          $ 89,446
                           2003                                            12,364
                           2004                                             3,603
                           2005                                               813
                           2006                                             1,737
                           Thereafter                                          35
                                                                         --------
                                                                         $107,998
                                                                         ========

                                  (Continued)


                                                                             29.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 8 - FHLB ADVANCES AND OTHER BORROWED FUNDS

FHLB advances (in thousands) consisted of the following at year-end:

                                                                                Current
                                                                                Interest
                                                                                  Rate            2001           2000
                                                                                --------        -------        -------
                  Federal Home Loan Bank (FHLB) variable rate advances;
                    due by March 2002 and by March 2001, respectively              1.90%        $ 7,800        $12,500
                  FHLB fixed rate advance, with monthly interest payments;
                    due October 2008                                               4.59           6,500          6,500
                  FHLB fixed rate advance, with monthly interest payments;
                    due October 2008                                               4.62           5,000          5,000
                                                                                                -------        -------

                       Total FHLB advances                                                      $19,300        $24,000
                                                                                                =======        =======

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank's qualified mortgage loan portfolio. At December 31, 2001 the Bank was required to have $26.1 million in available collateral under the blanket pledge agreement.

At year-end 2001, other borrowed funds consisted of federal funds purchased of $940,000. At year-end 2001, the Corporation has a $2.0 million of a credit line available, while at year-end 2000 the Corporation had $500,000 outstanding on a line of credit, with $1.5 million remaining available.

                                  (Continued)


                                                                             30.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

 NOTE 9 - INCOME TAXES

The provision for income taxes (in thousands) consists of:

                                                          2001          2000          1999
                                                          -----         -----         -----
          Current provision                               $ 486         $ 643         $ 471
          Deferred provision                                (78)         (181)          352
                                                          -----         -----         -----
          Total income tax expense                        $ 408         $ 462         $ 823
                                                          =====         =====         =====

Year-end deferred tax assets and liabilities (in thousands) consist of:

                                                                          2001      2000
                                                                         -----    ------
          Items giving rise to deferred tax assets
               Allowance for loan losses in excess of tax reserve        $ 281    $   393
               Basis reduction of other real estate owned                   83         --
               Unrealized loss on securities available for sale            102        138
               Other                                                        35         15
                                                                         -----    -------
                   Total                                                   501        546

          Items giving rise to deferred tax liabilities
               Depreciation                                                (76)       (65)
               Mortgage servicing rights                                  (287)      (268)
               Deferred loan fees and costs                               (476)      (619)
               FHLB stock dividend                                        (128)       (97)
               Other                                                        (4)        (9)
                                                                         -----    -------
                  Total                                                   (971)    (1,058)
                                                                         -----    -------

          Net deferred tax liability                                     $(470)   $  (512)
                                                                         =====    =======

The Bank has sufficient taxes paid in prior years to support the recognition of deferred tax assets without recording a valuation allowance.

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                                                    2001           2000           1999
                                                                  --------      --------        --------
         Tax at statutory rates                                   $    613      $     649       $    988
         Increase (decrease) in tax resulting from:
              Tax-exempt interest                                     (204)          (208)          (196)
              Other                                                     (1)            21             31
                                                                  --------      ---------       ---------
         Total income tax expense                                 $    408      $     462       $    823
                                                                  ========      =========       =========

There were no securities gains and, therefore, no related income tax expense in 2000. The income tax expense related to net security gains totaled approximately $90,000, and $20,000 for 2001 and 1999.

                                  (Continued)


                                                                             31.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 10 - STOCK OPTION PLAN

The Corporation maintains a stock option plan which enables the Board of Directors to grant stock options to executive officers of the Corporation and its subsidiaries. A total of 165,000 options on common shares are available to be granted pursuant to the plan. Stock options may be granted at a price not less than the fair market value of the Corporation's common shares at the date of grant for terms up to, but not exceeding ten years from the grant date. Vesting occurs after five years. Exceptions to the vesting schedule based on financial performance can operate to shorten the vesting time and were approved by the Board of Directors with the initial grant in June 1997. All options prices and per share amounts have been restated for the 2001 stock dividend.

A summary of the Corporation's stock options activity and related information follows:

                                                           2001                             2000
                                                ---------------------------      -----------------------------
                                                                Average                           Average
                                                Options      Exercise Price      Options        Exercise Price
                                                -------      --------------      -------        --------------
         Outstanding - beginning of year        103,892         $  23.85         109,428            $ 24.00
         Granted                                     --              --               --                 --
         Forfeited                               (7,983)           21.82          (5,536)             26.98
         Exercised                                   --            17.57              --                 --
                                                -------         --------         -------            -------
         Outstanding - end of year               95,909         $  23.77         103,892            $ 23.85
                                                =======         ========         =======            =======
         Exercisable - end of year                8,057                            8,057
                                                =======                          =======
         Weighted average fair value of
           options granted during the year                           n/a                              n/a

Options outstanding at year-end 2001 were as follows:

                                                        Outstanding                            Exercisable
                                               -----------------------------             -----------------------
                                                                  Weighted
                                                                   Average                              Weighted
                                                                  Remaining                             Average
           Range of                                              Contractual                            Exercise
         Exercise Prices                       Number               Life                 Number          Price
         ---------------                       ------            -----------             ------         --------
         $ 17 - $ 20                           22,083             5.00 years              8,057         $  17.57
         $ 23 - $ 25                           42,476             6.62 years                 --               --
         $ 28 - $ 30                           31,350             7.00 years                 --               --
                                               ------             ----                    -----         --------
         Outstanding at year end               95,909             6.37 years              8,057         $  17.57
                                               ======             ====                    =====         ========

As of January 1, 2002, an additional 14,026 shares will become vested and exercisable. Had compensation expense for stock options been measured using FASB Statement 123, net income (in thousands) and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted. Per share amounts have been restated for the 2001 stock dividend.

                                                                2001            2000                1999
                                                             --------         --------           --------
         Income as reported                                  $  1,394         $  1,446           $  2,085
         Pro forma net income                                   1,276            1,328              1,981
         Pro forma earnings per share
              Basic                                          $   1.21          $  1.15           $   1.72
              Diluted                                            1.20             1.15               1.70

                                  (Continued)


                                                                             32.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 10 - STOCK OPTION PLAN (Continued)

For purposes of determining the fair value of options granted during the year, the following weighted average assumptions were used:

                                                                                 1999             1998
                                                                                -------          -------
         Risk-free interest rate                                                   6.45%            4.73%
         Dividend yield                                                            3.00             3.00
         Market price volatility factor                                           20.86            18.10
         Weighted average expected life of options                              8 years          8 years

NOTE 11 - SALARY DEFERRAL - 401(k) PLAN

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of six percent (6%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation's matching and discretionary contributions were $78,000, $97,000, and $95,000 for the years ended December 31, 2001, 2000, and 1999.

NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

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

                                  (Continued)


                                                                             33.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES (Continued)

The following is a summary of commitments to extend credit (in thousands) at year-end 2001 and 2000:

                                                              2001             2000
                                                          ----------       ----------
         Fixed rate                                       $    5,324       $      649
         Variable rate                                        14,547           20,070
                                                          ----------       ----------
                                                          $   19,871       $   22,719
                                                          ==========       ==========

At year end 2001, the fixed rate commitments had a range of rates from 5.75% to 18.00%, and a weighted average term to maturity of 12.5 months.

At both year-ends of 2001 and 2000, reserves of $25,000 were required as deposits with the Federal Reserve Bank or as cash on hand. These reserves do not earn interest.

NOTE 13 - REGULATORY MATTERS

The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                      Capital to risk-weighted assets
                                                      -------------------------------     Tier 1 capital
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

At year-end 2001, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

                                                                                          Minimum Required
                                                                                             To Be Well
                                                                Minimum Required             Capitalized
                                                                   For Capital         Under Prompt Corrective
                                            Actual              Adequacy Purposes        Action Regulations
                                      -------------------      -------------------      --------------------
                                        Amount      Ratio       Amount        Ratio        Amount      Ratio
                                      ---------     -----      ---------      ----      ---------      -----
Total capital
  (to risk weighted assets)
     Corporation                      $  20,948     11.3%      $  14,814       8.0%     $  18,518      10.0%
     Bank                             $  20,928     11.3%      $  14,814       8.0%     $  18,518      10.0%
Tier 1 capital
  (to risk weighted assets)
     Corporation                      $  19,205     10.4%      $   7,407       4.0%     $  11,111       6.0%
     Bank                             $  19,185     10.4%      $   7,407       4.0%     $  11,111       6.0%
Tier 1 capital (to average assets)
     Corporation                      $  19,205      7.9%      $   9,765       4.0%     $  12,206       5.0%
     Bank                             $  19,185      7.9%      $   9,765       4.0%     $  12,206       5.0%

                                  (Continued)


                                                                             34.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 13 - REGULATORY MATTERS (Continued)

At year-end 2000, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were:

                                                                                          Minimum Required
                                                                                             To Be Well
                                                                Minimum Required             Capitalized
                                                                   For Capital         Under Prompt Corrective
                                            Actual              Adequacy Purposes        Action Regulations
                                      -------------------      -------------------      --------------------
                                        Amount      Ratio       Amount        Ratio        Amount      Ratio
                                      ---------     -----      ---------      ----      ---------      -----
Total capital
  (to risk weighted assets)
     Corporation                      $  20,760     10.0%      $  16,600       8.0%     $  20,750      10.0%
     Bank                             $  21,177     10.2%      $  16,596       8.0%     $  20,745      10.0%
Tier 1 capital
  (to risk weighted assets)
     Corporation                      $  18,671      9.0%      $   8,300       4.0%     $  12,450       6.0%
     Bank                             $  19,088      9.2%      $   8,298       4.0%     $  12,447       6.0%
Tier 1 capital (to average assets)
     Corporation                      $  18,671      7.4%      $  10,050       4.0%     $  12,563       5.0%
     Bank                             $  19,088      7.4%      $  10,306       4.0%     $  12,882       5.0%

Both the Bank and the Corporation were categorized as well capitalized at year-end 2001. Management believes that no events have occurred since the last regulatory determination that would change the capital category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the current and prior two year's retained earnings as defined by regulations. At year-end 2001, approximately $2,112,000 of the Bank's retained earnings were available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's and Bank's regulatory capital requirements.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2001 and 2000.

A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

                                                       2001
                                                  ------------
           Beginning balance                      $      1,002
           New loans and advances                          472
           Payments                                       (440)
                                                  ------------
           Ending balance                         $      1,034
                                                  ============

Deposit accounts of directors and executive officers of the Corporation totaled $308,000 and $641,000 at December 31, 2001 and 2000.

A director of the Corporation is a partner with a law firm that rendered various legal services for the Corporation. Another director of the Corporation is co-owner of an appraisal company that performs real estate appraisals for the Corporation. Legal and appraisal fees paid in 2001 and 2000 were not material.

                                  (Continued)


                                                                             35.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year-end fair values of financial instruments (in thousands) were as follows:

                                                                2001                              2000
                                                     ----------------------------      ---------------------------
                                                       Carrying        Estimated         Carrying       Estimated
                                                        Amount        Fair Value          Amount       Fair Value
                                                     ----------       -----------      ----------      -----------
FINANCIAL ASSETS
     Cash and equivalents                            $    7,640       $     7,640      $    6,592      $     6,592
     Securities available for sale                       29,788            29,788          32,949           32,949
     Loans, net of allowance for loan loss              197,194           199,655         212,535          215,367
     Accrued interest receivable                          1,260             1,260           1,685            1,685
     Cash surrender value of life insurance               1,191             1,191           1,144            1,144
     Mortgage servicing rights                              844               844             787              787

FINANCIAL LIABILITIES
     Demand and savings deposits                        (97,223)          (97,223)        (81,296)         (81,296)
     Time deposits                                     (107,998)         (110,920)       (137,276)        (138,178)
     Borrowed funds                                     (20,240)          (19,332)        (24,500)         (23,776)
     Accrued interest payable                              (446)             (446)           (600)            (600)

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

While these estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be given that, were the Corporation to have disposed of such items at year-end 2001 or 2000, the estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. The estimated fair values at year-end 2001 and 2000 should not necessarily be considered to apply at subsequent dates.

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

                                  (Continued)


                                                                             36.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes (in thousands) were as follows.

                                                              2001              2000             1999
                                                           ---------        -----------       ------------
         Unrealized holding gains and losses
           on available-for-sale securities                $     369        $     1,106       $     (1,669)
         Less reclassification adjustments for gains
           and losses later recognized in income                 266                 --                 58
         Net unrealized gains and losses                         103              1,106             (1,727)
         Tax effect                                               36                376                587
                                                           ---------        -----------       ------------
         Other comprehensive income                        $      67        $       730       $     (1,140)
                                                           =========        ===========       ============

NOTE 17 - EARNINGS PER SHARE

Weighted average shares (adjusted for the stock dividend) used in determining basic and diluted earnings per share are as follows:

                                                                  2001            2000             1999
                                                               ---------        ---------        ---------
Weighted average shares outstanding during the year            1,155,295        1,152,423        1,154,430

Dilutive effect of exercisable stock options                       3,969            7,998           12,412
                                                               ---------        ---------        ---------

Weighted average shares considering dilutive effect            1,159,264        1,160,421        1,166,842
                                                               =========        =========        =========

At December 31, 2001, there were 73,826 stock options that were not considered in computing diluted earnings per share because they were anti-dilutive.

                                  (Continued)


                                                                             37.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

                     NOTE 18 - PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.:

                            CONDENSED BALANCE SHEETS
                           December 31, 2001 and 2000
                             (Dollars in thousands)

                                                              2001        2000
                                                             -------     -------
ASSETS
Cash on deposit with subsidiary                              $    20     $    14
Investment in common stock of subsidiaries                    19,158      19,006
Other assets                                                      41          71
                                                             -------     -------
     Total assets                                            $19,219     $19,091
                                                             =======     =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Borrowed funds                                                    --         500
Other liabilities                                                 --           2
Shareholders' equity                                          19,219      18,589
                                                             -------     -------
     Total liabilities and shareholders' equity              $19,219     $19,091
                                                             =======     =======

                         CONDENSED STATEMENTS OF INCOME
                  Year ended December 31, 2001, 2000, and 1999
                             (Dollars in thousands)

                                                                  2001     2000     1999
                                                                 ------   ------   ------
INCOME
     Dividends from bank subsidiary                              $1,342   $  819   $  798
     Other income                                                     1        3        4
                                                                 ------   ------   ------
         Total income                                             1,343      822      802

EXPENSES
     Professional fees                                               12       12       14
     Other                                                           22       45       50
                                                                 ------   ------   ------
         Total expenses                                              34       57       64
                                                                 ------   ------   ------

Income before equity in undistributed earnings of subsidiaries    1,309      765      738

Equity in undistributed earnings of subsidiaries                     85      681    1,347
                                                                 ------   ------   ------

NET INCOME                                                       $1,394   $1,446   $2,085
                                                                 ======   ======   ======

                                  (Continued)


                                                                             38.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

               NOTE 18 - PARENT CORPORATION STATEMENTS (CONTINUED)

                        CONDENSED STATEMENTS OF CASH FLOW
                  Years ended December 31, 2001, 2000, and 1999
                             (Dollars in thousands)

                                                            2001      2000       1999
                                                          -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                           $ 1,394    $ 1,446    $ 2,085
     Adjustments to reconcile net income to net cash
       from operating activities
       Equity in undistributed earnings of subsidiaries       (85)      (681)    (1,347)
       Amortization and other                                  28         35          9
                                                          -------    -------    -------

         Net cash from operating activities                 1,337        800        747
                                                          -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital infusion to subsidiary                            --         --       (500)
                                                          -------    -------    -------

         Net cash from investing activities                    --         --       (500)
                                                          -------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in borrowed funds                            (500)        --        500
     Issuance of common stock                                  --         20         18
     Cash dividends paid                                     (831)      (820)      (798)
                                                          -------    -------    -------

         Net cash from financing activities                (1,331)      (800)      (280)
                                                          -------    -------    -------

Net change in cash                                              6         --        (33)

Cash at beginning of period                                    14         14         47
                                                          -------    -------    -------

Cash at end of period                                     $    20    $    14    $    14
                                                          =======    =======    =======


                                                                             39.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 19 - QUARTERLY INFORMATION (UNAUDITED)

The following quarterly information (in thousands, except per share data, which is also restated for the stock dividend) is provided for the three month periods ending as follows:

                                           March, 31        June 30,     September 30,       December 31,
                                           ---------        -------      ------------        ------------
2001
Total interest income                       $5,117          $4,916          $4,786              $4,423
Total interest expense                       2,843           2,676           2,383               2,057
                                            ------          ------          ------              ------
     Net interest income                    $2,274          $2,240          $2,403              $2,366
                                            ------          ------          ------              ------
Net income                                  $  493          $  129          $  525              $  247
Basic earnings per common share               0.43            0.11            0.45                0.22
Diluted earnings per common share             0.43            0.11            0.45                0.21

                                           March, 31        June 30,     September 30,       December 31,
                                           ---------        -------      ------------        ------------
2000
Total interest income                       $4,921          $5,012          $5,035              $5,267
Total interest expense                       2,485           2,588           2,758               2,911
                                            ------          ------          ------              ------
     Net interest income                    $2,436          $2,424          $2,277              $2,356
                                            ------          ------          ------              ------
Net income                                  $  531          $  545          $  313              $   57
Basic earnings per common share               0.46            0.47            0.27                0.05
Diluted earnings per common share             0.46            0.47            0.27                0.04

The $364,000 decrease in quarterly net income from the March, 2001 quarter to the June quarter was the result of three primary items; 1.)an additional $100,000 provision, 2.) a $318,000 reduction in non-interest income, primarily a change of $181,000 less in gains on the sale of loans (actually posted a second quarter net loss of $24,000), and 3.) an increase in non-interest expenses, primarily due to increased loan processing expenses, and the fact that the first quarter included more than $40,000 in recoveries of losses on deposit accounts, a feat not matched in the second quarter. The $278,000 reduction in quarterly net income from the September, 2001 quarter to the December, 2001 quarter was the result of the following primary items: 1.) and additional $30,000 provision for loan loss, 2.) a reduction of $30,000 in non-interest income, mostly from loan servicing and gains and the sales of loans, 3.) an increase in personnel expenses of $61,000, and 4.) the valuation allowance adjustment of $276,000 for the fair value assessment on mortgage servicing rights. Prepayment speeds have accelerated during the interest rate declines of 2001, shortening the expected lives of the Corporation's sold loan portfolio.

The $232,000 decline in quarterly net income from the June, 2000 quarter to the September, 2000 quarter was the result of the following items: 1.) an increase of $168,000 in interest expense, while interest income grew only slightly, and 2.) $248,000 in increased non-interest expenses, including $138,000 in personnel expense, and $73,000 in occupancy expense. These additional operating expenses are part of the Corporation's expansion of its office base. The further $256,000 erosion of quarterly net income from the September, 2000 quarter to the December, 2000 quarter was primarily the result of an additional $435,000 provision for loan loss related to the discovery of new credit information concerning one particular commercial loan.


                                                                             40.

                             SHAREHOLDER INFORMATION

The common stock of the Corporation, and of the Bank preceding formation of the Corporation, trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

For 2001, bid quotations were obtained from CSI. Bid quotations for 2000 were obtained from Community Banc Investments (CBI). Those quotations are inter-dealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

                                             Dividends
           2001                              Declared      Low Bid     High Bid
-------------------------------             ---------     --------     --------
Three months ended March 31                 $   0.17      $ 20.45      $ 22.95
Three months ended June 30                      0.17        20.00        22.73
Three months ended September 30                 0.18        21.36        22.45
Three months ended December 31                  0.19        19.65        23.99

                                             Dividends
           2000                              Declared      Low Bid     High Bid
-------------------------------             ---------     --------     --------
Three months ended March 31                 $   0.17      $ 22.73      $ 24.55
Three months ended June 30                      0.17        23.18        23.64
Three months ended September 30                 0.19        23.18        23.64
Three months ended December 31                  0.18        22.84        23.64

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,155,295 outstanding shares of common stock held by approximately 1,490 shareholders as of December 31, 2001. The Corporation paid cash dividends March, June, September and December totaling $0.71 per share in 2001 and $0.71 per share in 2000 (as restated). The Corporation also issued a stock dividend of 10% in December, 2001. All prices and per share amounts have been adjusted to reflect this transaction.


                                                                             41.

                           COMMERCIAL BANCSHARES, INC.

DIRECTORS EMERITUS

B. E. Beaston
David Crow
William T. Gillen
Jack Griffith
Harmon Nickless
Frederick Reid

COMMERCIAL BANCSHARES, INC.

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Raymond E. Graves, President and Chief Executive Officer
Philip W. Kinley, Senior Executive Vice President
Bruce J. Beck, Senior Vice President, Secretary
John C. Haller, Vice-President/Chief Financial Officer

COMMERCIAL SAVINGS BANK OFFICERS

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Raymond E. Graves, President and Chief Executive Officer
James A. Deer, Regional President
Susan E. Brown, Regional President
Shawn Keller, Regional President
John C. Haller, Vice-President/Chief Financial Officer

ADVANTAGE FINANCE, INC.

EXECUTIVE OFFICERS

Raymond E. Graves, Chief Executive Officer
Tracy L. Morgan, President
Philip W. Kinley, Vice-President

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Commercial Savings Bank
118 South Sandusky Avenue
P.O. Box 90
Upper Sandusky, Ohio  43351
(419) 294-5781
E-Mail:  csbank@bright.net
Mr. David J. Browne, Esq., Staff Counsel

ANNUAL MEETING

The annual shareholders' meeting will be held Wednesday, April 10, 2002 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.


                                                                             42.

                           COMMERCIAL BANCSHARES, INC.

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

Daniel E. Berg(1)(2)...........................................   Ohio Business Leader of Tower Automotive
                                                                  Upper Sandusky/Bluffton, Ohio

James A. Deer (1)(2)...........................................   Regional President, Commercial Savings Bank
                                                                  Upper Sandusky, Ohio

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

Philip W. Kinley (2)...........................................   Senior Executive Vice President of
                                                                    Commercial Bancshares, Inc.
                                                                  Upper Sandusky, Ohio

Michael A. Mastro (1)(2).......................................   President, TLM Management, Inc.
                                                                  Owner/operator Buffalo Wild Wings
                                                                  Marion, Ohio

Tracy L. Morgan (2)............................................   President, Advantage Finance, Inc.
                                                                  Marion, Ohio

William E. Ruse (1)............................................   Retired President of Blanchard Valley
                                                                    Health Services
                                                                  Findlay, Ohio

Douglas C. Smith (1)  .........................................   Retired Senior Executive of Baja
                                                                    Marine Corporation
                                                                  Bucyrus, Ohio

(1)   Directors of Commercial Bancshares, Inc. and The Commercial Savings Bank
(2)   Directors of Advantage Finance, Inc.


                                                                             43.

                           COMMERCIAL BANCSHARES, INC.

                              Upper Sandusky, Ohio

                                  ANNUAL REPORT
                                December 31, 2001

                                    CONTENTS

President's Letter........................................................................................        1

Comparative Summary of Selected Financial Data............................................................        3

Management's Discussion and Analysis of Financial Condition and
  Results of Operations...................................................................................        4

Independent Auditors' Report..............................................................................       16

Consolidated Financial Statements.........................................................................       17

Notes to Consolidated Financial Statements................................................................       21

Shareholder Information...................................................................................       38

Officers..................................................................................................       39

Board of Directors........................................................................................       40


                                                                             44.