Form 10-K405/A, Exhibit 13
period 2001-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2002-03-25
CIK 1009976

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

                                  (Continued)


                                                                             33.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Year ended December 31, 2001, 2000, and 1999

NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES (Continued)

The following is a summary of commitments to extend credit (in thousands) at year-end 2001 and 2000:

                                                              2001             2000
                                                          ----------       ----------
         Fixed rate                                       $    5,324       $    2,649
         Variable rate                                        14,547           20,070
                                                          ----------       ----------
                                                          $   19,871       $   22,719
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

Daniel E. Berg(1)(2)...........................................   Ohio Business Leader of Tower Automotive
                                                                  Upper Sandusky/Bluffton, Ohio

James A. Deer (1)..............................................   Regional President, Commercial Savings Bank
                                                                  Upper Sandusky, Ohio

Loren H. Dillon (1)............................................   President and General Manager, of Crow
                                                                    Motor Sales, Inc.
                                                                  Upper Sandusky, Ohio

Mark Dillon (1)................................................   President and CEO of Fairborn U.S.A., Inc.
                                                                  Upper Sandusky, Ohio

Edwin G. Emerson (1)...........................................   Partner, Shumaker, Loop & Kendrick, LLP
                                                                  Toledo, Ohio

Hazel Franks (1)...............................................   Retired, Trucking Firm Owner
                                                                  Upper Sandusky, Ohio

Deborah J. Grafmiller (1)(2)...................................   Executive Vice President of Bill Gillen
                                                                    Realty, Inc. and Co-owner of Certified
                                                                    Appraisal Service
                                                                  Upper Sandusky, Ohio

Philip W. Kinley (2)...........................................   Senior Executive Vice President of
                                                                    Commercial Bancshares, Inc.
                                                                  Upper Sandusky, Ohio

Michael A. Mastro (1)(2).......................................   President, TLM Management, Inc.
                                                                  Owner/operator Buffalo Wild Wings
                                                                  Marion, Ohio

Tracy L. Morgan (2)............................................   President, Advantage Finance, Inc.
                                                                  Marion, Ohio

William E. Ruse (1)(2).........................................   Retired President of Blanchard Valley
                                                                    Health Services
                                                                  Findlay, Ohio

Douglas C. Smith (1)(2) .......................................   Retired Senior Executive of Baja
                                                                    Marine Corporation
                                                                  Bucyrus, Ohio

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