Form 10-K, Exhibit 13
period 2002-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2003-03-28
CIK 1009976

                                                                      EXHIBIT 13

                              Upper Sandusky, Ohio

                                  ANNUAL REPORT
                                December 31, 2002










                                    CONTENTS






President's Letter......................................................     1

Comparative Summary of Selected Financial Data..........................     2

Management's Discussion and Analysis of Financial Condition and
  Results of Operations.................................................     3

Independent Auditors' Report............................................    18

Consolidated Financial Statements.......................................    19

Notes to Consolidated Financial Statements..............................    23

Shareholder Information.................................................    41

Officers................................................................    42

Board of Directors......................................................    43

December 31, 2002


Dear Shareholder(s):

Each year I sit down to issue the "President's Letter to Shareholders" and this year is no different. I am to sit here and tell you what occurred last year and give my best educated guess at what shall happen during this 2003 year. Well this year's writing is somewhat different. I am going to explain the great advancements made during 2002 - and there are many - yet 2003 continues to look challenging - please read on.

Our net income for 2002 ended at $1,960,000 which is $566,000 over 2001, or an increase of 40.6%. This increase in income can be attributed to many areas of improved efficiencies including, but not limited to, decreased interest rates paid on deposit instruments, growth of the commercial loan portfolio from $89,471,000 to $115,813,000, and increased loan totals through Advantage Finance. Advantage Finance grew in loans from $2,654,000 to $10,976,000, or 413.6%. Our ownership in Beck Title earned the company, in pretax dollars, approximately $32,000. All in all we had an eventful 2002 for our financial organization.

Our stock's market value (CMOH) went from a low of $20.35 to a high of $25.00, or an increase of 22.85%. Our book value grew from $16.64 to $17.85 and this is after we paid annual cash dividends of $.76. As we are all aware, the stock market has not shown vast improvements during 2002 but when we compare our stock to other similar organizations we are very pleased with our performance. If you are interested in purchasing additional stock in our organization you may contact your local stockbroker or the company's market maker, Community BancInvestments, Inc., by calling 1-800-224-1013.

As we face the uncertainty of war and ever-changing interest rates we enter 2003 with caution. We know that some commercial loans, granted mainly in 1999 and tied to prime, have repriced at our lowest levels in over 40 years. We know this can cause additional pressure on our spreads as interest rates rise. We will face these challenges with dedication toward continued improvements for our shareholders.

Our special thanks go to all of our highly valued associates. It has been with their dedication that our income has improved by over 40%.






Raymond E. Graves,
President and CEO

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                                                 2002              2001              2000             1999              1998
                                                 ----              ----              ----             ----              ----
YEAR END BALANCES
Total assets                               $   256,801       $   246,070       $   262,842       $   251,952       $   210,404

Total securities                                39,668            29,788            32,949            32,414            38,257

Loans, net                                     199,974           197,194           212,535           203,274           157,454

Total deposits                                 222,808           205,221           218,572           214,356           173,098

Total borrowed funds                            11,850            20,240            24,500            19,353            19,220

Total shareholders' equity                      20,778            19,219            18,589            17,213            17,048

Book value per outstanding share(1)              17.85             16.64             16.08             14.94             14.76

Shares outstanding(1)                        1,163,704         1,155,294         1,155,294         1,154,515         1,153,947


RESULTS OF OPERATIONS
Interest income                            $    16,612       $    19,232       $    20,235       $    17,878       $    14,026
Interest expense                                 6,343             9,959            10,742             8,692             7,238
                                           -----------       -----------       -----------       -----------       -----------
Net interest income                             10,269             9,273             9,493             9,186             6,788
Provision for loan loss                         (1,155)           (1,090)           (1,004)             (495)             (472)
Other income                                     3,071             2,937             1,647             1,655             2,022
Salaries and employee benefits                  (4,505)           (4,211)           (4,089)           (3,471)           (2,979)
Other expenses                                  (5,080)           (5,107)           (4,139)           (3,967)           (3,316)
                                           -----------       -----------       -----------       -----------       -----------
Income before income taxes                       2,600             1,802             1,908             2,908             2,043
Applicable income taxes                           (640)             (408)             (462)             (823)             (426)
                                           -----------       -----------       -----------       -----------       -----------
NET INCOME                                 $     1,960       $     1,394       $     1,446       $     2,085       $     1,617
                                           ===========       ===========       ===========       ===========       ===========


PER SHARE DATA(2)
Net income
      Basic                                $      1.69       $      1.21       $      1.25       $      1.81       $      1.41
                                           ===========       ===========       ===========       ===========       ===========
      Diluted                              $      1.69       $      1.20       $      1.24       $      1.78       $      1.39
                                           ===========       ===========       ===========       ===========       ===========

Cash dividend paid                         $      0.76       $      0.71       $      0.71       $      0.69       $      0.67
                                           ===========       ===========       ===========       ===========       ===========


FINANCIAL RATIOS
Return on average total assets                    0.79%             0.55%             0.58%             0.90%             0.86%
Return on average shareholders' equity            9.79%             7.20%             8.12%            12.18%             9.98%
Average shareholders' equity to
      average total assets                        8.11%             7.65%             7.09%             7.43%             8.63%

Dividend payout                                  44.99%            59.68%            56.52%            38.26%            47.94%

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


RESULTS OF OPERATIONS

Net income of $1,960,000 in 2002 increased $566,000, or 40.6%, from the net income of $1,394,000 reported in 2001. Diluted earnings per share increased to $1.69 in 2002 from $1.20 in 2001. Return on average assets was 0.79% in 2002 compared to 0.55% in 2001, and return on average shareholders' equity was 9.79% in 2002 compared to 7.20% in 2001. As discussed in greater detail below, these increases were primarily the result of an increase in net interest income and non-interest income, partially offset by an increase in non-interest expenses. Net income in 2001 was $1,394,000, or $52,000 less than the $1,446,000 reported in 2000. That decrease was primarily due to the $86,000 higher provision for loan loss.

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

Net interest income for 2002 amounted to $10,269,000 compared to $9,273,000 in 2001. Taxable securities income was $296,000 lower in 2002 than in 2001, principally due to reductions in average yields, particularly mortgage-backed securities. Nontaxable securities income, on a fully-taxable equivalent basis, was $149,000 higher in 2002 than in 2001, principally due to increases in average balances. Average earning assets decreased $6,492,000, or 2.8%. The average loan portfolio decreased $8,972,000, or 4.4%, to $195,092,000 in 2002 from $204,064,000 in 2001. This decrease in loan volume was accompanied by a decrease in yield from 8.62% in 2001 to 7.78% in 2002, which together resulted in reduced loan interest income of $2,412,000. Overall, the yield on interest earning assets, on a fully-taxable equivalent basis, decreased to 7.40% in 2002 from 8.28% in 2001, a decrease of 88 basis points, or 10.6%.

Net interest income for 2001 amounted to $9,273,000 compared to $9,493,000 in 2000. Taxable securities income was $101,000 lower in 2001 than in 2000, principally due to reductions in average yields, particularly mortgage-backed securities. Nontaxable securities income, on a fully-taxable equivalent basis, was $126,000 less in 2001 than in 2000, principally due to decreases in average yields. Average earning assets decreased $1,335,000, or 0.6%. The average loan portfolio decreased $478,000, or 0.2%, to $204,064,000 in 2001 from $204,542,000 in 2000. This decrease in loan volume was accompanied by a decrease in yield from 9.00% in

2000 to 8.62% in 2001. Overall, the yield on interest earning assets, on a fully-taxable equivalent basis, decreased to 8.28% in 2001 from 8.75% in 2000, a decrease of 47 basis points, or 5.4%.

Interest expense decreased $3,616,000 to $6,343,000 in 2002 compared to $9,959,000 in 2001. The continued lower interest rate environment had a significant impact upon both the cost of funds and the interest earning capabilities of the Corporation. The overall weighted average cost of funds decreased to 3.08% in 2002 from 4.62% in 2001. Average interest-bearing liabilities decreased to $206,175,000 in 2002 from $215,344,000 in 2001, a 4.3%
decrease. The decreases occurred in all deposit and borrowed funds categories. The largest decrease came in the cost of funds on time deposits, with interest expense falling by $2,963,000 to $4,357,000 from a total of $7,320,000, a reduction of 40.5%. The Corporation continued its use of borrowings from the Federal Home Loan Bank (FHLB) to help fund the loan portfolios. The rate paid on these borrowings was an average of 75 basis points less than time deposits in 2002 and 155 basis points less in 2001. Management does not expect the significant decline in the cost of funds to continue as most higher-rate deposits have repriced by year end 2002.

Interest expense decreased $783,000 to $9,959,000 in 2001 compared to $10,742,000 in 2000. A decreasing interest rate environment impacted both the cost of funds and the interest earning capabilities of the Corporation. The overall weighted average cost of funds decreased to 4.62% in 2001 from 5.00% in 2000. Average interest-bearing liabilities increased 0.2%. The increases were in all interest-bearing accounts except time deposits and noninterest-bearing demand deposits. The Corporation used borrowings from the FHLB to help fund the loan portfolios. The rate paid on these borrowings was an average of 155 basis points less than time deposits in 2001 and 15 basis points less in 2000.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.

                    INTEREST RATES AND INTEREST DIFFERENTIAL

(Dollars in thousands)

                                              2002 Compared to 2001                          2001 Compared to 2000
                                               Increase/(Decrease)                            Increase/(Decrease)
                                               ------------------                             ------------------

                                                     Change          Change                          Change          Change
                                      Total          due to          due to          Total           due to          due to
                                     Change          Volume           Rate           Change          Volume           Rate
                                     ------          ------           ----           ------          ------           ----
Short-term investments              $     2         $    24         $   (22)        $   (29)        $   (17)        $   (12)
Securities
   Taxable                             (296)            (35)           (261)           (101)            (18)            (83)
   Tax exempt (1)                       149             167             (18)           (126)             (5)           (121)
Loans (2)                            (2,412)           (521)         (1,891)           (833)            140            (973)
                                    -------         -------         -------         -------         -------         -------
      Total interest income          (2,557)           (365)         (2,192)         (1,089)            100          (1,190)
                                    -------         -------         -------         -------         -------         -------

Deposits
   Interest-bearing demand
    deposits                           (188)            264            (452)             38             244            (206)
   Savings deposits                    (192)              4            (196)            (92)             24            (116)
   Time deposits                     (2,963)         (1,077)         (1,886)           (737)           (801)             64
Borrowed funds                         (273)            (65)           (208)              8             301            (293)
                                    -------         -------         -------         -------         -------         -------
      Total interest expense         (3,616)           (874)         (2,742)           (783)           (232)           (551)
                                    -------         -------         -------         -------         -------         -------

Net interest income                 $ 1,055         $   504         $   551         $  (306)        $   332         $  (639)
                                    =======         =======         =======         =======         =======         =======

For purposes of these tables, the changes in interest have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each category.

(1) Tax exempt income is adjusted to a fully taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules.

(2) Nonaccrual loans are included for purposes of computing rate and volume effects although interest on these balances has been excluded.

          DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

(Dollars in thousands)

                                                      2002                                    2001
                                    -------------------------------------    ------------------------------------
                                       Average       Income/      Average      Average        Income/     Average
                                      Balance(4)     Expense       Yield      Balance(4)      Expense      Yield
                                    ------------   -----------    -------    ------------   ----------    -------
Short-term investments              $      1,012   $        15     1.53%     $        351   $       13     3.70%
Securities
   Taxable (1)                            15,514           628     4.98            16,127          924     5.73
   Tax exempt (1 and 2)                   17,671         1,161     6.64            15,240        1,012     6.64
Loans (3)(5)                             195,092        15,172     7.78           204,064       17,584     8.62
                                    ------------   -----------     ----      ------------   ----------     ----
   Total earning assets                  229,289        16,976     7.40%          235,782       19,533     8.28%
                                                   -----------     ====                     ----------     ====
Other assets                              17,439                                   17,330
                                    ------------                             ------------
   Total assets                     $    246,728                             $    253,112
                                    ============                             ============

Deposits
   Interest-bearing
      demand deposits               $     59,863         1,115     1.86%     $     49,776        1,303     2.62%
   Savings deposits                       21,040           162     0.77            20,779          354     1.70
   Time deposits                         104,521         4,357     4.17           122,568        7,320     5.97
Borrowed funds                            20,751           709     3.42            22,221          982     4.42
                                    ------------   -----------     ----      ------------   ----------     ----
   Total interest-
   bearing liabilities                   206,175         6,343     3.08%          215,344        9,959     4.62%
                                                   -----------     ====                     ----------     ====
Noninterest-bearing
   demand deposits                        18,697                                   16,844
Other liabilities                          1,844                                    1,554
Shareholders equity                       20,012                                   19,370
                                    ------------                             ------------
   Total liabilities and
   shareholders' equity             $    246,728                             $    253,112
                                    ============                             ============

Net interest income                                $    10,633                              $    9,574
                                                   ===========                              ==========

As a percentage of earning assets:
   Net interest income                                             4.64%                                   4.06%
                                                                   ====                                    ====


(Dollars in thousands)

                                                        2000
                                      ------------------------------------
                                        Average       Income/      Average
                                       Balance(4)     Expense       Yield
                                      ------------   -----------   -------
Short-term investments                $        620   $        42     6.75%
Securities
   Taxable (1)                              16,677         1,025     7.11
   Tax exempt (1 and 2)                     15,278         1,138     7.08
Loans (3)(5)                               204,542        18,417     9.00
                                      ------------   -----------     ----
   Total earning assets                    237,117        20,622     8.75%
                                                     -----------     ====
Other assets                                14,219
                                      ------------
   Total assets                       $    251,336
                                      ============

Deposits
   Interest-bearing
      demand deposits                 $     41,734         1,265     3.03%
   Savings deposits                         19,710           446     2.26
   Time deposits                           136,523         8,057     5.90
Borrowed funds                              16,946           974     5.75
                                      ------------   -----------     ----
   Total interest-
   bearing liabilities                     214,913        10,742     5.00%
                                                     -----------     ====
Noninterest-bearing
   demand deposits                          17,294
Other liabilities                            1,308
Shareholders equity                         17,821
                                      ------------
   Total liabilities and
   shareholders' equity               $    251,336
                                      ============

Net interest income                                  $     9,880
                                                     ===========

As a percentage of earning assets:
   Net interest income                                               4.19%
                                                                     ====


(1) Average balance is computed using the market value of securities. The average yield has been computed using the historical amortized balance for securities.

(2) Income is computed on a fully-taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $364,000, $301,000 and $387,000 for 2002, 2001 and 2000, respectively.

(3)     Nonaccrual loans are included in the average balances presented.

(4)     Average is a daily average balance.

(5) Balances are net of deferred income fees of $78,000, $71,000, and $86,000 for 2002, 2001, and 2000, as well as $2,423,000, $973,000, and
        $1,146,000 of unearned income for the same years. The increase in unearned income in 2002 coincides with the increased level of consumer lending at the finance company affiliate.


PROVISION FOR LOAN LOSSES

The provision for loan losses was $1,155,000 in 2002, an increase of $65,000 from $1,090,000 in 2001 and an increase of $151,000 from $1,004,000 in 2000. The primary factors contributing to this increase were management's recognition of the increased level of year-end nonperforming loans, particularly impaired loans in 2002. The credit review process includes a number of factors and is discussed in greater detail under the section "Allowance for Loan Losses".

NON-INTEREST INCOME

Total non-interest income in 2002 increased by $134,000 from that reported in 2001. Service fees and overdraft charges increased to $1,797,000 in 2002 from $1,320,000 in 2001, due to both an increase in deposit transaction related accounts and a new overdraft protection program introduced in 2002. The increase in non-interest income included gains realized on sales of securities. Decreasing interest rates during 2002 caused the securities held by the Corporation to experience an increase in fair market value. As a result, the Corporation took advantage of the market conditions to streamline and realign the investment portfolio to reduce overhead in managing the portfolio by eliminating small positions held in some municipal and mortgage-backed securities. The Corporation was not engaging in trading activity, but actively trying to reemphasize investments in tax-free instruments and pledgeable high-quality agencies. Out-of-state municipal bonds were specifically targeted for elimination since they deemed unsuitable for in-state pledging. Income from the sale of securities was $399,000 in 2002, up $133,000 from a net of $266,000 in 2001. The securities portfolio is considered to be a main source of available funds for new loan generation. As new pieces are bought now at lower yields, the full impact of future sales for liquidity purposes could have a detrimental effect on the net profit from those sales depending on how steep the interest rate curve rises when the markets turn around.

The decision to stop originations of real estate loans subsequently sold to the Federal Home Loan Mortgage Association (FHLMC, a.k.a. FreddieMac) gave rise to a decrease of $212,000 in premiums from the sale of loans and a decrease of $330,000 in gains from the recognition of the fair market value of the retained mortgage servicing rights. This non-cash transaction recognizes the potential market value of the servicing rights should the Corporation wish to divest itself of this activity in the future. The Bank also had an increase in the gain on the sale of assets taken as property in lieu of loans, amounting to $21,000 in 2002 versus the $5,000 in 2001. Other income rose $50,000 to $436,000 in 2002 compared to 2001, mainly due to the new commissions earned for originating real estate loans directly for Countrywide, Inc. ("Countrywide") in the amount of $69,000, and $15,000 from the sale of a piece of property adjacent to our Jamesway office in Marion, Ohio.

The increase of $1,290,000 in non-interest income in 2001 from 2000 included increases in service fees on deposit accounts as the bank opened more branches and expanded its basic deposit base. In addition, the Beck Title agency partnership contributed an additional $29,000 from 2000 to 2001. Gains on the sales of both securities and loans rose $266,000 and $766,000 respectively. The multiple rate reductions by the Federal Reserve ensured that any asset purchased early in the year or in prior years rose in value as the year progressed. The loan sales included $426,000 of cash gains based on the value of the contracts themselves. $340,000 of the increase was attributable to the recognition of the deferred value of the Mortgage Servicing Rights on those sold loans. In December, 2001 an impairment of $276,000 was recorded to reflect a decline in the fair value of the asset resulting from lower interest rates and refinancing activities.

NON-INTEREST EXPENSE.

Total non-interest expense increased $267,000, or 2.9%, from $9,318,000 in 2001 to $9,585,000 in 2002. The principal factor contributing to this increase was the various branch expansions undertaken during 2000 and 2001, which reached full staffing levels for all of 2002 after being only staffed for part of 2001. The additional personnel cost is seen in the increase of $294,000 in salaries and employee benefits to $4,505,000 in 2002 from $4,211,000 in 2001, an increase of 7.0%. Some of that is offset by reduced occupancy and equipment costs as additional furniture and equipment purchased at the start of the process in 2000 is now being depreciated at lower levels leading to a reduction of $180,000 in noninterest occupancy cost. Data processing costs are up $46,000 or 7.2% as each employee is connected on-line to our processors and the number of accounts handled increases, totaling $681,000 in 2002 versus $635,000 in 2001. Professional fees in 2002 amounted to $325,000, up $19,000 from 2001. This represents increased legal and consulting fees at the Corporate level concerning strategic planning initiatives and other such matters.

The mortgage servicing rights valued above as potential income to the Corporation must be amortized over time to account for the timing of their actual receipt during the life of the underlying loans. The Corporation is also required to test the fair market value and present value of these future cash inflows. After such a valuation was performed, and given the market conditions during the year 2001 wherein mortgage rates had fallen to historically low values, the rate of loan prepayments and refinancing has shortened the expected lives of many existing mortgages. In light of these conditions, management recognized a valuation adjustment of $276,000 in addition to the normal amortization to bring the net value of these servicing rights in line with the expected fair market valuation during 2001. Amortization for mortgage servicing rights for 2002 amounted to $471,000. No further impairment charge was deemed necessary in 2002, as the adjustments discussed above have kept our values within acceptable ranges. The write-down of intangibles including mortgage servicing rights resulted in a decrease of $92,000 in reported noninterest expense. Other miscellaneous expenses have increased $188,000 to $2,214,000 in 2002 from $2,026,000 in 2001. The types of expenses increasing included: advertising and promotion, up $74,000, costs to operate the ATMs up $44,000, postage up $25,000, loan expenses up $30,000.

Total non-interest expense increased $1,090,000, or 13.3%, to $9,318,000 in 2001 from $8,228,000 in 2000, as more employees were hired to staff the new branch and Finance Company offices. Salaries and benefits contributed $122,000 or 3.0% to these increases, while occupancy costs contributed an additional $219,000 or 23.9% compared to 2000. Professional fees in 2001 amounted to $306,000, up $101,000 from 2000. This represents increased legal fees related to loan collection activities. The valuation allowance for mortgage servicing rights added $276,000 to the normal amortization for a total increase of $355,000 in amortization expenses over 2000. Other miscellaneous expenses contributed another $194,000 to noninterest expenses, spread across many categories, including marketing and advertising, losses on overdrafts and forgeries, postage, freight and courier services. Many of these increases were related to the increase in the actual number of offices and related marketing activities.

INCOME TAXES

Income tax expense of $640,000 in 2002 represents 24.6% of income before taxes compared to 22.6% in 2001 and 24.2% in 2000. These effective tax rates are lower than the statutory rate of 34%, primarily resulting from the Bank's investment in tax-exempt obligations from states and political subdivisions. Tax exempt income decreased as a percentage of income before taxes in 2002, which was a contributing factor to the increase in the effective rate for 2002, while tax exempt income as a percentage of income before taxes held steady at 39.4% in 2001 and 2000.

FINANCIAL CONDITION

Total assets were $256,801,000 at December 31, 2002, an increase of $10,731,000, or 4.4%, from the $246,070,000 reported at December 31, 2001. The major factor in the increase in size of the Corporation was the increase of $9,880,000 in securities available for sale, funded by $17,587,000 of increases in deposits net of $7,800,000 of reductions in borrowings from the FHLB.


LOANS

Year-end loans (in thousands) were as follows:

                                    2002            2001            2000            1999            1998
                                  --------        --------        --------        --------        --------
Commercial and other loans        $115,813        $ 89,471        $ 91,710        $ 82,888        $ 79,169
Real estate loans                   20,177          40,117          42,693          33,439          30,740
Consumer and credit card
 loans                              45,468          58,341          69,012          75,318          42,012
Home equity loans                    9,631           8,354           7,720           7,253           6,716
Consumer finance loans              10,976           2,654           3,489           5,875              --
                                  --------        --------        --------        --------        --------
     Total loans                  $202,065        $198,937        $214,624        $204,773        $158,637
                                  ========        ========        ========        ========        ========


The Corporation's commercial loan portfolio increased to $115,813,000 in 2002 from $89,471,000 in 2001, a change of $26,342,000 or 29.4%. Real estate loans amounted to $20,177,000 at year-end 2002 compared to $40,117,000 at year-end 2001, a reduction of $19,940,000. These amounts included $226,000 and $3,329,000 originated and held for sale at year-ends 2002 and 2001. The Bank entered into an agreement with Countrywide, Inc. to originate new real estate loans in their name for a fee rather than fund and sell our loans as in the past. In addition, other non-conforming loans were reworked and sold or refinanced and sold under various programs with Countrywide, reducing the Bank's portfolio of fixed-rate mortgage loans. The remaining loans are primarily adjustable rate mortgages originated with the intention of holding them in our portfolio.

The consumer loan portfolio shrank $12,873,000 or 22.1%, in 2002 after having declined $10,671,000 in 2001. The Corporation has in prior years invested in certain indirect loan business, or "niche" lending. This indirect loan business, specifically loans for horse trailers, accounted for substantially all consumer loan decreases in 2002 and 2001, and was part of management's strategy to reduce its dependence on this portfolio due to declining yields and the realization that repayment speeds were more accelerated on this portfolio than projected. These indirect loans were originated through a loan broker to whom the Corporation paid origination fees. Substantially all of these borrowers are located outside of the Corporation's traditional market area. At December 31, 2002 the remaining balance of loans in this portfolio was $27,117,000.

The Bank also originates consumer finance loans through its subsidiary, Advantage Finance, Inc. ("Advantage"). These loans amounted to $10,976,000 at December 31, 2002 compared to $2,654,000 at December 31, 2001. Most of the Advantage loans are indirect consumer finance loans to borrowers outside of the Corporation's traditional market area, originated through relationships with various consumer sales stores, covering sales of various large-dollar consumer item purchases. Advantage has purchased a new accounting package that automates much of the loan approval process and continues to account for all approved loans. The Bank has transferred all indirect consumer lending responsibility to Advantage, which performs the necessary functions for approval, and customers who qualify for Bank loans are funded at the then-current Bank rates, while those that fail to qualify for Bank financing can still be approved at Advantage's standard terms.

Other consumer loans for credit cards, equity lines of credit and home improvements make up a small percentage of the Bank's current portfolio of loans. Standard automobile loans for both new and used cars has faced extensive competition in light of the car manufacturers' zero-rate or low-rate financing plans. The Bank continues to be competitive in these markets by stressing the use of home equity loans for consumer purchases that may give rise to tax-deductible interest payments.

The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2002.

   One Year              One Through               Over
    or less               Five Years             Five Years
---------------        ----------------        ---------------
$        18,469        $         14,967        $        82,377


Of the loans included above with maturities exceeding one year, $9,202,000 had fixed rates, while $88,142,000 had adjustable rates.

The Bank's loan portfolio represents its largest and highest yielding earning asset. It also contains the most risk of loss. This risk is due mainly to changes in borrowers' primary repayment capacity, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and training of personnel.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to cover probable incurred loan losses. Management prepares a written report analyzing the adequacy of the allowance for loan losses and the Loan Committee of the Board of Directors reviews this on a monthly basis. Each loan portfolio, by type and by collateral, is evaluated independently to identify probable incurred losses. Factors considered include historical and current delinquencies, pertinent known economic conditions, specific knowledge of the circumstances of individual credits, industry sector changes, and estimated collateral values for known problem loans. Under this methodology, the sufficiency of the total allowance may vary depending on changes, if any, in the mix of the loan types and whether or not total loans increase or decrease. Management judgments as to the probability of loss and the amount of loss for individual loans and pools of loans are subjective and subject to change over time. Each type of loan category is assigned a specific loss-potential percentage, and when the mix of different loan types changes, the required value of the reserve is automatically adjusted.

The allowance for loan losses at December 31, 2002 was $2,091,000 or 1.03% of total loans. This compares to $1,743,000 or 0.88% of total loans in 2001. The Corporation's policy is to charge off loans when, in management's opinion, collection is doubtful. All loans charged off are subject to continuing review and concerted efforts are made to maximize recovery.

The Corporation provided $1,155,000 to the allowance for loan losses in 2002 to maintain the balance at an adequate level following net charge-offs of $806,000. This compares to providing $1,090,000 in 2001 after net charge-offs of $1,436,000. Charge-offs of consumer loans in 2002 reflect lower losses from the indirect dealer portfolio to which additions were discontinued in 2001. The Corporation believes that the current allowance balance is sufficient to cover identified losses in the loan portfolio. With the decision to originate mortgage loans for Countrywide, the mix of the loan portfolio held by the Bank will shift to rely more on commercial loans and consumer lending, especially through the finance company affiliate. Management considers its current methodology adequate to the task of monitoring and controlling the risks presented by this realignment.

The high amount of non-performing loans was the direct result of one problem relationship, totaling $2,200,000. Resolution of this relationship is expected in early March 2003, with a maximum possible charge off of $225,000. Once this issue has been resolved, delinquencies and non-accrual percentages should return to more normal levels.

The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31, 2002.

                                             2002            2001             2000             1999             1998
                                           -------          -------          -------          -------          -------
Balance at beginning of period             $ 1,743          $ 2,089          $ 1,499          $ 1,183          $ 1,075
Loans charged off:
      Commercial                              (319)          (1,244)             (65)             (12)             (45)
      Real estate                               --               --               --               --               --
      Consumer                                (619)            (565)            (523)            (291)            (422)
                                           -------          -------          -------          -------          -------
            Total loans charged off           (938)          (1,809)            (588)            (303)            (467)
                                           -------          -------          -------          -------          -------
Recoveries of loans previously
 charged off:
      Commercial                                37              253               42                8                5
      Real estate                                2               --               --               --               --
      Consumer                                  92              120              132              116               98
                                           -------          -------          -------          -------          -------
            Total loan recoveries              131              373              174              124              103
                                           -------          -------          -------          -------          -------
Net loans charged off                         (807)          (1,436)            (414)            (179)            (364)
Provision charged to operating
 expense                                     1,155            1,090            1,004              495              472
                                           -------          -------          -------          -------          -------
Balance at end of period                   $ 2,091          $ 1,743          $ 2,089          $ 1,499          $ 1,183
                                           =======          =======          =======          =======          =======

Ratio of net charge-offs to average
   loans outstanding for period               0.41%            0.70%            0.20%            0.10%            0.28%

The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.

                                       Percentage of              Percentage of              Percentage of
                                       Loans in Each              Loans in Each              Loans in Each
                                       Category to                Category to                Category to
                             Allowance     Total        Allowance     Total        Allowance    Total
                              Amount       Loans         Amount       Loans         Amount       Loans
                              ------       -----         ------       -----         ------       -----
                             December 31, 2002           December 31, 2001          December 31, 2000
                             ------------------          -----------------          -----------------
Commercial                 $     885       57%        $     538       45%        $     809       43%
Real estate                      116       10               199       24               154       23
Consumer                       1,090       33             1,006       31             1,126       34
Unallocated                       --      n/a                --      n/a                --      n/a
                           ---------     ----         ---------     ----         ---------     ----
Total                      $   2,091      100%        $   1,743      100%        $   2,089      100%

                              Percentage of           Percentage of
                              Loans in Each           Loans in Each
                              Category to              Category to
                    Allowance     Total     Allowance     Total
                     Amount       Loans      Amount       Loans
                     ------       -----      ------       -----
                     December 31, 1999        December 31, 1998
                     -----------------        -----------------
Commercial        $     207       40%       $     509       50%
Real estate              83       20               93       24
Consumer              1,184       40              559       26
Unallocated              25      n/a               22      n/a
                  ---------     ----        ---------    -----
Total               $ 1,499      100%       $   1,183      100%

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

The following schedule summarizes impaired loans and nonperforming (in thousands) as of December 31.

                                                       2002          2001          2000          1999          1998
                                                      ------        ------        ------        ------        ------
Impaired loans                                        $3,352        $1,002        $2,365        $  186        $1,068
                                                      ======        ======        ======        ======        ======
Loans accounted for on a
      nonaccrual basis (includes substantially
         all impaired loans)                          $3,865        $1,247        $1,840        $  530        $1,169
Accruing loans which are contractually past
   due 90 days or more as to interest or
   principal payments                                     46           977            71           212            91
Loans that are "troubled debt restructurings"
   as defined in Statement of Financial
   Accounting Standard No. 15
   (exclusive of loans listed above)                      --            --            --            --            --
                                                      ------        ------        ------        ------        ------

      Total nonperforming loans                       $3,911        $2,224        $1,911        $  742        $1,260
                                                      ======        ======        ======        ======        ======

Ratio of problem loans to Allowance for loss            1.87          1.28          0.92          0.49          1.06

Interest income recognized on impaired loans was $203,000 in 2002 and $16,000 in 2001. The outstanding balance of impaired loans as of the end of 2002 is larger than 2001 after adding one relationship to the category with balances of $2,240,000 at year end 2002. That loan has been the subject of much adjudication, and as of the most recent agreement, the Bank is likely to incur a maximum charge-off of $225,000 during the latter part of the first quarter in 2003. This loan has been considered in management's year-end allowance estimate. Interest collected on a cash basis during 2002 for impaired loans amounted to $203,000.

As of December 31, 2002, there are no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.

Another factor associated with asset quality is Other Real Estate Owned ("OREO"). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. There were no properties classified as OREO at year-end 1999 or during the year 2000. Eight properties were briefly held as OREO in 2001, and disposed of at a profit of $29,000. Three properties were held during parts of 2002 at an initial value of $190,000, and disposed of at a profit of $21,000. There were no such properties held at either year end.

SECURITIES

All securities are classified as available for sale and are carried at fair value. U.S. Treasury and U.S. Government Agency securities were allowed to pay down and the proceeds were reinvested into tax free obligations and mortgage-backed securities in order to increase yields and provide pledgeable collateral for possible borrowings. Some of the tax free portfolio was sold off to take advantage of market conditions to realize gains and reposition the portfolio to eliminate out-of-state holdings. As of December 31, 2002, there are no concentrations of securities of any one issuer, other than the U.S. Treasury and U.S. Government Agencies, whose carrying value exceeds 10% of shareholders' equity.

The carrying value of securities available for sale (in thousands) as of December 31 are summarized as follow:

                                                            2002             2001             2000
                                                          -------          -------          -------
U.S. Treasury and U.S. Government Agency
  securities                                              $ 4,789          $   604          $ 2,565
Obligations of states and political subdivisions           20,559           15,484           16,769
Corporate bonds                                                --               --              956
Mortgage-backed securities                                 12,518           12,199           11,303
Equity investments                                          1,802            1,501            1,356
                                                          -------          -------          -------
                                                          $39,668          $29,788          $32,949
                                                          =======          =======          =======

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) for each category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2002:

                                                                                     Maturing                   Maturing
                                                         Maturing in                 After One                 After Five
                                                          One Year                 Year Through               Years Through
                                                           or Less                  Five Years                  Ten Years
                                                      Amount       Yield         Amount       Yield         Amount       Yield
                                                      ------       -----         ------       -----         ------       -----
U.S. Treasury and U.S. Government
     Agency securities                             $     1,000     2.43%      $     3,789     2.77%      $        --
Obligations of states and
  political subdivisions                                    --                      4,051      6.36%          12,136      6.39%
Mortgage-backed securities                                  --                      3,033      2.94%
                                                   -----------   ---------    -----------   ---------    -----------    -------
        Total                                      $     1,000     2.43%      $    10,873     4.16%      $    12,136      6.39%
                                                   ===========   =======      ===========   =======      ===========    =======


                                                           Maturing
                                                             After
                                                           Ten Years
                                                      Amount      Yield
                                                      ------      -----
U.S. Treasury and U.S. Government
     Agency securities                             $        --
Obligations of states and
  political subdivisions                                 4,372     6.55%
Mortgage-backed securities                               9,485     3.23%
                                                   -----------   -------
        Total                                      $    13,857     4.27%
                                                   ===========   =======

The weighted average interest rates are based on coupon rates for investment and mortgage-backed securities purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount. The weighted average yield on tax exempt obligations has been determined on a tax equivalent basis. Equity securities consisting of Federal Home Loan Bank stock that bears no stated maturity or yield is not included in this analysis. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions. Yields are based on amortized cost balances.


DEPOSITS

Total deposits increased $17,587,000, or 8.6%, to $222,808,000 at December 31, 2002 from $205,221,000 at December 31, 2001. Most of this increase, $14,845,000, was in large time deposits and public funds as they grew to $33,314,000 from $18,469,000, reversing a trend initiated the year before. The large portfolio of high-rate time deposits, both large and small issues, matured and were either rolled-over at the current lower rates, or replaced by public funds. While the average balance of all time deposits shrank for the year, efforts to replenish the time deposit portfolio resulted in higher balances at year end. Through the maturity and repricing of the time deposit portfolio of deposits, the Banks overall cost of funds decreased steadily throughout the year. Noninterest-bearing demand deposits grew $3,437,000, and interest-bearing demand deposits grew $7,261,000 in 2002. Savings and time deposits consisting of amounts less than $100,000 decreased $7,956,000 during 2002. The new funds generated by the now-operational new branches allowed the Bank to pay down the borrowings at the FHLB, and still fund the loan and securities increases. The time deposit portfolio shows the net repositioning that took place during 2002, with its average cost of funds shrinking from 5.97% to 4.17% for the full-year average.

The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2002:

            Three months or less                                                                $      2,805
            Over three months through six months                                                         608
            Over six through twelve months                                                             9,288
            Over twelve months                                                                        20,613
                                                                                                ------------
                  Total                                                                         $     33,314
                                                                                                ============

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31:

                                                     2002                          2001                          2000
                                         -------------------------    -------------------------     ---------------------------
                                            Average        Average       Average        Average        Average        Average
                                             Amount          Rate         Amount          Rate          Amount          Rate
                                            -------        -------       -------        -------        -------        -------
Interest-bearing demand deposits        $      59,863       1.86%    $      49,776       2.62%     $      41,734       3.03%
Savings deposits                               21,040       0.77            20,779       1.70             19,710       2.26
Time deposits                                 104,522       4.17           122,568       5.97            136,523       5.90
Demand deposits
  (noninterest-bearing)                        18,697                       16,844                        17,294
                                        -------------                -------------                 -------------
      Total                             $     204,122                $     209,967                 $     215,261
                                        =============                =============                 =============

OTHER ASSETS

Other assets were $2,738,000 in 2002 compared to $3,834,000 in 2001. The decrease of $1,096,000 is primarily due to a reduction in accounts receivable as we had a $1,000,000 security purchase outstanding during the prior year end which was recognized on a trade-date basis. No such items were outstanding at this year end.

CAPITAL RESOURCES

Total shareholders' equity at year-end 2002 was $20,778,000, an increase of $1,559,000, or 8.1%, from total shareholders' equity of $19,219,000 at year-end 2001. Net income and the increase in fair value of securities available for sale, net of taxes, were partially offset by the payment of dividends.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 2002, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8%, with half of the capital composed of core capital. Minimum leverage ratios range from 3% to 5% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution's balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution's Tier 1 capital with certain limitations in meeting the total risk-based capital requirements. At December 31, 2002, the Bank's total risk-based capital ratio and leverage ratio were 11.3% and 8.2%, thus exceeding the minimum regulatory requirements. At December 31, 2001, the ratios were 11.3% and 7.9%. The Corporation has similar capital requirements on a consolidated basis as described in Note 13 of the consolidated financial statements.

LIQUIDITY

Liquidity refers to the Corporation's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses and meet other obligations. Primary sources of liquidity are cash and cash equivalents, which totaled $7,057,000 at year-end 2002. Net income, securities available for sale and repayments and maturities of loans serve to increase liquidity. Other sources of liquidity that could be used to help ensure funds are available when needed include, but are not limited to, purchase of federal funds, sale of securities, obtaining advances from the FHLB, adjustments of interest rates to attract deposits, and borrowing at the Federal Reserve discount window. Management believes that its sources of liquidity are adequate to meet the needs of the Corporation.

A measure of liquidity is the relationship of loans to deposits and borrowed funds. Lower ratios indicate greater liquidity. At December 31, 2002 and 2001, the ratio of loans to deposits and borrowed funds was 86.1% and 88.2%. Management believes that these ratios represent acceptable levels of liquidity.

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

Management monitors its gap position with the goal to increase its net interest income slightly in a rising interest rate environment, in order to maintain earnings at an acceptable level when additional funding of loan loss reserve may be necessary. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates of the majority of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have primarily fixed rates of interest. At year end 2002, the Corporation's gap position was positive as more assets are set to reprice in the coming year than are deposits, but by a factor less than 10% of total assets, the limit established by the Board of Directors. At year end 2001, the Corporation's gap position was negative as that large block of high-rate time deposits was set to mature during the first two quarters of 2002. The total gap at the one-year level was still within the limit set by the Board of Directors.

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

             PRINCIPAL/NOTIONAL AMOUNT WITH EXPECTED MATURITIES IN:
                             (Dollars in thousands)

For the Year Ended December 31, 2002:
                                                 2003          2004         2005          2006         2007
                                                 ----          ----         ----          ----         ----
RATE-SENSITIVE ASSETS:
Fixed interest rate loans                    $   8,694   $     3,656   $    8,288   $     9,817   $    8,458
     Average interest rate                        6.49%        10.51%        9.36%         9.99%       10.82%
--------------------------------------------------------------------------------------------------------------
Variable interest rate loans                 $  11,967   $     1,947   $    3,120   $     1,528   $    3,500
     Average interest rate                        5.79%         5.11%        5.02%         6.22%        6.34%
--------------------------------------------------------------------------------------------------------------
Fixed interest rate   securities             $      --   $     3,264   $      522   $       545   $    1,091
     Average interest rate                          --          2.82%        2.99%         6.53%        6.07%
--------------------------------------------------------------------------------------------------------------
Variable interest rate securities                1,000            --           --            --           --
     Average interest rate                        2.43%
--------------------------------------------------------------------------------------------------------------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits                 $   5,613   $     4,490   $    3,368   $     2,807   $    2,807
--------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits             $  15,520   $    15,471   $   15,471   $    15,471   $   15,471
     Average interest rate                        1.57%         1.57%        1.57%         1.57%        1.57%
--------------------------------------------------------------------------------------------------------------
Interest-bearing time deposits               $  43,327   $    32,110   $   31,509   $     3,846   $    4,681
     Average interest rate                        3.09%         3.44%        4.15%         4.55%        4.35%
--------------------------------------------------------------------------------------------------------------
Fixed interest rate borrowings                      --            --           --            --           --
     Average interest rate
--------------------------------------------------------------------------------------------------------------
Variable interest rate borrowings            $     350            --           --            --           --
     Average interest rate                        1.56%
--------------------------------------------------------------------------------------------------------------

For the Year Ended December 31, 2002:                                        Fair
                                            Thereafter        Total          Value
                                            ----------        -----          -----
RATE-SENSITIVE ASSETS:
Fixed interest rate loans                $    41,348   $     80,261   $      83,529
     Average interest rate                      9.32%          9.00%
--------------------------------------------------------------------------------------
Variable interest rate loans             $    99,742   $    121,804   $     122,502
     Average interest rate                      6.11%          6.04%
--------------------------------------------------------------------------------------
Fixed interest rate   securities         $    27,600   $     33,022   $      33,224
     Average interest rate                      5.28%          5.04%
--------------------------------------------------------------------------------------
Variable interest rate securities        $     3,644   $      4,644   $       4,642
     Average interest rate                      3.97%          3.64%
--------------------------------------------------------------------------------------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits             $     3,368   $     22,453   $      22,453
-----------------------------------------------------------------------------------
Interest-bearing demand deposits         $     7,417   $     84,821    $     84,821
     Average interest rate                      1.57%          1.57%
-------------------------------------------------------------------------------------
Interest-bearing time deposits           $         1   $    115,474   $     118,324
     Average interest rate                      3.94%          3.58%
-------------------------------------------------------------------------------------
Fixed interest rate borrowings           $    11,500   $     11,500   $      12,517
     Average interest rate                      4.60%          4.60%
-------------------------------------------------------------------------------------
Variable interest rate borrowings                 --   $        350   $         350
     Average interest rate                                     1.56%
-------------------------------------------------------------------------------------

For the Year Ended December 31, 2001:
                                                 2002          2003         2004          2005         2006
                                                 ----          ----         ----          ----         ----
RATE-SENSITIVE ASSETS:
Fixed interest rate loans                    $   5,702   $     3,166   $    5,971   $     9,043   $     7,313
     Average interest rate                        8.19%         9.43%        9.75%         9.50%         8.99%
---------------------------------------------------------------------------------------------------------------
Variable interest rate loans                 $   9,346   $     1,601   $    1,756   $       830   $     2,011
     Average interest rate                        5.87%         5.47%        6.52%         6.77%         6.53%
---------------------------------------------------------------------------------------------------------------
Fixed interest rate securities               $     201   $       604   $       82   $     1,643   $     1,719
     Average interest rate                        3.76%         5.90%       11.17%         6.11%         6.42%
---------------------------------------------------------------------------------------------------------------
Variable interest rate securities                   --            --           --            --            --
     Average interest rate
---------------------------------------------------------------------------------------------------------------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits                 $   4,755   $     3,803   $    2,852   $     2,377   $     2,377
---------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits             $  14,387   $    14,247   $   14,247   $    14,247   $    14,247
     Average interest rate                        1.66%         1.66%        1.66%         1.66%         1.66%
---------------------------------------------------------------------------------------------------------------
Interest-bearing time deposits               $  89,371   $    12,364   $    3,603   $       813   $     1,737
     Average interest rate                        5.67%         4.52%        3.95%         5.55%         4.97%
---------------------------------------------------------------------------------------------------------------
Fixed interest rate borrowings                      --            --           --            --            --
     Average interest rate
---------------------------------------------------------------------------------------------------------------
Variable interest rate borrowings            $   8,740            --           --            --            --
     Average interest rate                        1.90%
---------------------------------------------------------------------------------------------------------------

For the Year Ended December 31, 2001:                                     Fair
                                         Thereafter        Total          Value
                                         ----------        -----          -----
RATE-SENSITIVE ASSETS:
Fixed interest rate loans              $    68,475   $     99,670   $     100,991
     Average interest rate                    8.52%          8.74%
-----------------------------------------------------------------------------------
Variable interest rate loans           $    83,724   $     99,268   $      98,664
     Average interest rate                    6.98%          9.60%
-----------------------------------------------------------------------------------
Fixed interest rate securities         $    13,901   $     18,315   $      18,150
     Average interest rate                    6.51%          5.63%
-----------------------------------------------------------------------------------
Variable interest rate securities      $    10,029   $     10,029   $      10,137
     Average interest rate                    4.76%          4.76%
-----------------------------------------------------------------------------------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits           $     2,852   $     19,016   $      19,016
--------------------------------------------------------------------------------
Interest-bearing demand deposits       $     6,832   $     78,207   $      78,207
     Average interest rate                    1.66%          1.66%
----------------------------------------------------------------------------------
Interest-bearing time deposits         $       110   $    107,998   $     110,920
     Average interest rate                    3.27%          5.47%
----------------------------------------------------------------------------------
Fixed interest rate borrowings         $    11,500   $     11,500   $      10,592
     Average interest rate                    4.60%          4.60%
----------------------------------------------------------------------------------
Variable interest rate borrowings               --   $      8,740   $       8,740
     Average interest rate                                   1.90%
----------------------------------------------------------------------------------

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation disclosed the estimated fair value of its financial instruments at December 31, 2002 and 2001 in the notes to the consolidated financial statements. The estimated fair value of financial instruments generally increased in 2002 due to a decreasing interest rate environment.


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


ACCOUNTING STANDARDS

New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002, but are not yet in effect. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio


We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.





                                                   Crowe, Chizek and Company LLP

Columbus, Ohio
February 7, 2003

                           COMMERCIAL BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2002 and 2001

(Dollars in thousands, except per share data)

                                                                     2002              2001
                                                               --------------    -------------
ASSETS
Cash and cash equivalents                                      $        7,057    $       7,640
                                                               --------------    -------------

Securities available for sale                                          39,668           29,788
Total loans                                                           202,065          198,937
Allowance for loan loss                                                (2,091)          (1,743)
    Loans, net                                                        199,974          197,194
Premises and equipment, net                                             6,167            6,354
Accrued interest receivable                                             1,197            1,260
Other assets                                                            2,738            3,834
                                                               --------------    -------------
           Total assets                                        $      256,801    $     246,070
                                                               ==============    =============

LIABILITIES
Deposits
    Noninterest-bearing demand                                 $       22,453    $      19,016
    Interest-bearing demand                                            64,678           57,417
    Savings and time deposits                                         102,363          110,319
                                                               --------------    -------------
    Time deposits $100,000 and greater                                 33,314           18,469
        Total deposits                                                222,808          205,221
FHLB advances                                                          11,500           19,300
Federal funds purchased                                                   350              940
Accrued interest payable                                                  329              446
Other liabilities                                                       1,036              944
                                                               --------------    -------------
    Total liabilities                                                 236,023          226,851
                                                               --------------    -------------


SHAREHOLDERS' EQUITY
Common stock, no par value, 4,000,000
 shares authorized, 1,164,233 and 1,055,294
 issued in 2002 and 2001                                               10,674           10,446
Retained earnings                                                      10,256            9,178
Deferred compensation plan shares,
  11,113 and 8,286 shares in 2002 and 2001                               (272)            (205)
Treasury stock, 529 shares in 2002, none in 2001                          (12)              --
Accumulated other comprehensive income/(loss)                             132             (200)
                                                               --------------    -------------
    Total shareholders' equity                                         20,778           19,219
                                                               --------------    -------------

           Total liabilities and shareholders' equity          $      256,801    $     246,070
                                                               ==============    =============


          See accompanying notes to consolidated financial statements.

                           COMMERCIAL BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2002, 2001 and 2000


(Dollars in thousands, except per share data)

                                                       2002            2001            2000
                                                       ----            ----            ----
INTEREST AND DIVIDEND INCOME
Interest and fees on loans                        $      15,172   $      17,584   $     18,417
Interests on securities:
    Taxable                                                 628             924          1,025
    Nontaxable                                              797             711            751
Other                                                        15              13             42
                                                  -------------   -------------   ------------
        Total interest income                            16,612          19,232         20,235

INTEREST EXPENSE
Interest on deposits                                      5,634           8,977          9,768
Interest on borrowings                                      709             982            974
                                                  -------------   -------------   ------------
        Total interest expense                            6,343           9,959         10,742

NET INTEREST INCOME                                      10,269           9,273          9,493

Provision for loan loss                                   1,155           1,090          1,004
                                                  -------------   -------------   ------------

Net interest income after provision
  for loan loss                                           9,114           8,183          8,489
                                                  -------------   -------------   ------------

NONINTEREST INCOME
Service fees and overdraft charges                        1,797           1,320          1,085
Gains on sale of securities, net                            399             266             --
Gains on sale of loans, net                                 418             960            192
Gains on sale of other assets, net                           21               5             --
Other income                                                436             386            370
                                                  -------------   -------------   ------------
    Total noninterest income                              3,071           2,937          1,647
                                                  -------------   -------------   ------------

NONINTEREST EXPENSES
Salaries and employee benefits                            4,505           4,211          4,089
Occupancy, furniture and equipment                          954           1,134            915
Data processing                                             681             635            560
State taxes                                                 351             346            321
FDIC deposit insurance                                       67              80             83
Professional fees                                           325             306            205
Amortization and impairment charges of
  intangibles                                               488             580            225
Other operating expense                                   2,214           2,026          1,830
                                                  -------------   -------------   ------------
    Total noninterest expense                             9,585           9,318          8,228

Income before income taxes                                2,600           1,802          1,908

Income tax expense                                          640             408            462
                                                  -------------   -------------   ------------

NET INCOME                                        $       1,960   $       1,394   $      1,446
                                                  =============   =============   ============

Basic earnings per common share                   $        1.69   $        1.21   $       1.25
                                                  =============   =============   ============
Diluted earnings per common share                 $        1.69   $        1.20   $       1.24
                                                  =============   =============   ============


          See accompanying notes to consolidated financial statements.

                           COMMERCIAL BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended December 31, 2002, 2001, 2000


                                                                                              Accumulated
                                                                   Additional                    Other
                                                         Common      Paid-In      Retained   Comprehensive
                                            Shares        Stock      Capital      Earnings      Income
                                            ------        -----      -------      --------      ------
Balance at January 1, 2000                   1,049,999 $   7,982   $        74   $   10,228   $    (997)

Comprehensive income:
   Net income                                                 --            --        1,446          --
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effect                          --            --           --         730

      Total comprehensive income                              --            --           --          --
Cash dividends declared                                       --            --         (820)         --
Shares acquired for deferred
   compensation 3,012                               --        --            78           --          --
Issuance of shares of common stock                 779        20            --           --          --
                                             --------- ---------   -----------   ----------   ---------

Balance at December 31, 2000                 1,050,778 $   8,002   $       152   $   10,854   $    (267)
                                             ========= =========   ===========   ==========   ==========


Comprehensive income:
   Net income                                                 --            --        1,394          --
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effect                          --            --           --          67

      Total comprehensive income                              --            --           --          --
Cash dividends declared                                       --            --         (831)         --
Shares acquired for deferred
   compensation 2,132                               --        --            53           --          --
Stock dividend declared, 10% of
   common shares                               104,516     2,239            --       (2,239)         --
                                             --------- ---------   -----------   -----------  ---------

Balance at December 31, 2001                 1,155,294 $  10,241   $       205   $    9,178   $    (200)
                                             ========= =========   ===========   ==========   ==========



                                                Deferred                     Total
                                               Compensation  Treasury    Shareholders'
                                                Plan Shares     Stock        Equity
                                               -----------     -----        ------
Balance at January 1, 2000                    $      (74) $         --   $    17,213

Comprehensive income:
   Net income                                         --            --         1,446
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effect                  --            --           730
                                                                         -----------
      Total comprehensive income                      --            --         2,176
Cash dividends declared                               --            --          (820)
Shares acquired for deferred
   compensation 3,012                                (78)           --            --
Issuance of shares of common stock                    --            --            20
                                              ----------  ------------   -----------

Balance at December 31, 2000                  $     (152) $         --   $    18,589
                                              =========== ============   ===========


Comprehensive income:
   Net income                                         --            --         1,394
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effect                  --            --            67
                                                                         -----------
      Total comprehensive income                      --            --         1,461
Cash dividends declared                               --            --          (831)
Shares acquired for deferred
   compensation 2,132                                (53)           --            --
Stock dividend declared, 10% of
   common shares                                      --            --            --
                                              ----------  ------------   -----------

Balance at December 31, 2001                  $     (205) $         --   $    19,219
                                              =========== ============   ===========


          See accompanying notes to consolidated financial statements.

                           COMMERCIAL BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended December 31, 2002, 2001, 2000

                                                                                              Accumulated
                                                                   Additional                    Other
                                                         Common      Paid-In      Retained   Comprehensive
                                            Shares        Stock      Capital      Earnings      Income
                                            ------        -----      -------      --------      ------
Balance at January 1, 2002                   1,155,294 $  10,241   $       205   $    9,178   $    (200)

Comprehensive income:
   Net income                                                 --            --        1,960          --
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effect                          --            --           --         332

      Total comprehensive income                              --            --           --          --
Cash dividends declared                                       --            --         (882)         --
Shares acquired for deferred
   compensation 2,827                               --        --            67           --          --
Issue of stock under stock option plans          8,250       145            --           --          --
Purchase of treasury stock                        (529)                     --           --          --
Issuance of shares common stock                    689        16            --           --          --
                                             --------- ---------   -----------   ----------   ---------

Balance at December 31, 2002                 1,163,704 $  10,402   $       272   $   10,256   $     132
                                             ========= =========   ===========   ==========   =========


                                              Deferred                     Total
                                            Compensation  Treasury    Shareholders'
                                             Plan Shares     Stock        Equity
                                             -----------     -----        ------
Balance at January 1, 2002                   $     (205) $         --   $    19,219

Comprehensive income:
   Net income                                        --            --         1,960
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effect                 --            --           332
                                                                        -----------
      Total comprehensive income                     --            --         2,292
Cash dividends declared                              --            --          (882)
Shares acquired for deferred
   compensation 2,827                               (67)           --            --
Issue of stock under stock option plans              --            --           145
Purchase of treasury stock                           --           (12)          (12)
Issuance of shares common stock                      --            --            16
                                             ----------  ------------   -----------

Balance at December 31, 2002                 $     (272) $        (12)  $    20,778
                                             =========== =============  ===========

          See accompanying notes to consolidated financial statements.

                           COMMERCIAL BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2002, 2001 and 2000


(Dollars in thousands)

                                                       2002           2001           2000
                                                       ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                      $    1,960      $    1,394      $   1,446
  Adjustments to reconcile net income to net
    cash from operating activities
      Depreciation                                       526             706            574
      Provisions for loan loss                         1,155           1,090          1,004
      Deferred income taxes                               --             (78)          (376)
      Gain on sale of securities                        (399)           (266)            --
      Gain on sale of loans                             (418)           (960)          (192)
      Gain on other real estate owned                    (21)             (2)            --
      Gain on sale of assets                             (15)             (3)            --
      Stock dividends on FHLB stock                      (76)            (94)           (92)
      Net amortization on securities                     203             133            135
      Amortization and impairment of
        intangible assets                                488             580            225
      Changes in
         Loans held for sale                          12,581           3,511         (3,376)
         Interest receivable                              63             425           (409)
         Interest payable                               (117)           (154)            86
         Other assets and liabilities                    414            (583)          (232)
                                                  ----------      -----------    -----------
      Net cash from operating activities              16,344           5,699         (1,207)
                                                  ----------      ----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Securities available for sale
      Purchases                                      (34,130)        (23,706)        (2,478)
      Maturities and repayments                        3,010           4,754          3,006
      Sales                                           22,028          22,442             --
  Net change in loans                                (16,226)         10,685         (6,697)
  Proceeds from sale of OREO                             251              --             --
  Proceeds from sale of PP&E                              52              --             --
  Bank premises and equipment expenditures, net         (376)           (384)        (1,719)
                                                  -----------     -----------    -----------
      Net cash from investing activities             (25,391)         13,791         (7,888)
                                                  -----------     ----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposits                              17,587         (13,351)         4,216
  Net change in FHLB advances and federal funds       (8,390)         (3,760)         5,147
  Net change in line of credit borrowing                  --            (500)            --
  Cash dividends paid                                   (882)           (831)          (820)
  Issuance of common stock                                16              --             20
  Purchase of treasury stock                             (12)             --             20
  Options exercised                                      145              --             --
                                                  ----------      ----------     ----------
      Net cash from financing activities               8,464         (18,442)         8,563
                                                  ----------      -----------    ----------

Net change in cash and cash equivalents                 (583)          1,048           (532)

Cash and cash equivalents at beginning of year         7,640           6,592          7,124
                                                  ----------      ----------     ----------

Cash and cash equivalents at end of year          $    7,057      $    7,640     $    6,592
                                                  ==========      ==========     ==========

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest                            $    6,461      $   10,113     $    8,600
Cash paid for income taxes                               740             435            399
Non-cash transfer of loans to
  foreclosed/repossessed assets                          425             395             --
Non-cash transfer - other real estate to loans            --              --            746

          See accompanying notes to consolidated financial statement.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (Corporation), its wholly owned subsidiaries, Cash Advantage, Incorporated and The Commercial Savings Bank
(Bank) and the Bank's wholly owned subsidiary, Advantage Finance, Incorporated (Advantage). The Bank also owns a 49% interest in Beck Title Agency, Ltd. which is accounted for using the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations: Commercial Bancshares, Inc. is a financial holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion, Hancock, Union, and Franklin counties. Cash Advantage, Incorporated provides short-term loans to consumers based on anticipated future receipts, often know as "payday loans". Cash Advantage's sole office is in Findlay, Ohio. Advantage Finance, Inc. is a consumer finance company operating in Marion, Ohio and Findlay, Ohio. These market areas provide the source of substantially all of the Corporation's deposit and loan activities, although some indirect loans are made to borrowers outside the Corporation's immediate market area, currently lending about $10,000,000 through Advantage Finance. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

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

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. At year-end 2002 and 2001, no securities were classified as trading. Securities such as Federal Home Loan Bank Stock are carried at cost.

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

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method based on the estimated useful lives of the assets. Buildings and related components are depreciated using useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using useful lives of 3 to 10 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Other Real Estate: Real estate acquired in settlement of loans is initially reported at fair value at acquisition, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the value that can be realized.

Intangibles: Goodwill is the excess of purchase price over identified net assets in branch acquisitions. Goodwill is expensed on the straight-line method over a period of 15 years. Identified intangibles represent the value of depositor relationships purchased and is expensed on an accelerated method over a period of 15 years. Goodwill and identified intangibles are immaterial to the Company's financial statements.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Company's financial condition or results of operations.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing Rights: Servicing rights are recognized as assets for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based on discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

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

Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

                                                    2002           2001           2000
                                                    ----           ----           ----
        Income as reported                        $1,960        $  1,394         $1,446
        Deduct: Stock-based compensation
          expense determined under fair
          value based method                          44              67             59
                                                  -------        -------         ------
        Pro forma net income                       1,916           1,327          1,387

        Earnings per share as reported
           Basic                                  $ 1.69        $   1.21         $ 1.25
           Diluted                                  1.69            1.20           1.24

        Pro forma earnings per share
           Basic                                  $ 1.65        $   1.15         $ 1.20
           Diluted                                  1.65            1.14           1.20

Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000

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

Industry Segments: While the Corporation's chief decision makers monitor the revenue streams of various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable segment.

Financial Statement Presentation: Some items in prior financial statements have been reclassified to conform to the current presentation.

Stock Dividend: On December 15, 2001, the Company paid a 10% stock dividend. 104,517 additional common shares were issued as a result. A transfer from retained earnings was made using the fair value of shares issued.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000

NOTE 2 - SECURITIES

The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                        Gross        Gross
                                           Fair      Unrealized   Unrealized
                                           Value        Gains       Losses
                                           -----        -----       ------
2002
----
    Obligations of U.S. Government
     and federal agencies             $       4,789   $       32    $       --
    Obligations of state and political
      subdivisions                           20,559          426          (125)
    Mortgage-backed securities               12,518           41          (173)
                                      -------------   ----------    ----------
    Total debt securities available
      for sale                               37,866          499          (298)
    Equity investments                        1,802           --            --
                                      -------------   ----------    ----------
        Total securities available
          for sale                    $      39,668   $      499    $     (298)
                                      =============   ==========    ===========

2001
----
    Obligations of U.S. Government
     and federal agencies             $         604   $        2    $       --
    Obligations of state and political
      subdivisions                           15,484           46          (193)
    Mortgage-backed securities               12,199           10          (167)
                                      -------------   ----------    ----------
    Total debt securities available
       for sale                              28,287           58          (360)
    Equity investments                        1,501           --            --
                                      -------------   ----------    ----------
        Total securities available
          for sale                    $      29,788   $       58    $     (360)
                                      =============   ==========    ===========

Contractual maturities of securities (in thousands) at year-end 2002 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                               Fair
                                                               Value
                                                               -----
           Due less than one year                         $       1,000
           Due after one year through five years                  7,840
           Due after five years through ten years                12,136
           Due after ten years                                    4,372
           Mortgage-backed securities                            12,518
           Equity securities                                      1,802
                                                          -------------
                                                          $      39,668
                                                          =============

Sales of available for sale securities (in thousands) were as follows:

                                                  2002          2001           2000
                                                  ----          ----           ----
           Proceeds                           $  22,697      $  22,442     $      --
           Gross gains                              405            285            --
           Gross losses                               6             19            --

At year-end 2002 and 2001, debt securities with a carrying value of $28,234,000 and $20,447,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 3 - LOANS

Year-end loans (in thousands) were as follows:

                                                              2002             2001
                                                              ----             ----

        Commercial and other loans                      $      115,813   $       89,471
        Real estate loans                                       19,321           38,423
        Construction loans                                         856            1,694
        Consumer and credit card loans                          45,468           58,341
        Home equity loans                                        9,631            8,354
        Consumer finance loans                                  10,976            2,654
                                                        --------------   --------------
           Total loans                                  $      202,065   $      198,937
                                                        ==============   ==============

Real estate loans originated and held for sale at year-end 2002 and 2001 totaled approximately $226,000 and $3,329,000.

At December 31, 2002 and 2001, total loans included loans to farmers for agricultural purposes of approximately $15,070,000 and $15,191,000.

The balances are net of $78,000 and $71,000 of deferred origination fees for 2002 and 2001 respectively. The balances are also net of $2,423,000 and $973,000 of unearned income for 2002 and 2001 respectively, the majority of which is due to activity of Advantage Finance.

Impaired loans (in thousands) were as follows:

                                                           2002          2001
                                                           ----          ----
        Year-end loans with no allocated allowance
          for loan losses                               $ 1,525        $   665
        Year-end loans with allocated allowance for
          loan losses                                     1,827            337
                                                        -------        -------
          Total                                         $ 3,352        $ 1,002
                                                        =======        =======

        Amount of the allowance for loan losses
           allocated                                    $   298        $   158

                                                           2002          2001           2000
                                                           ----          ----           ----
        Average of impaired loans during the year       $ 3,572        $   838       $   374
        Income recognized on impaired loans                 203             16            10
        Cash-basis interest recognized on impaired loans    203             17             9


Nonperforming loans (in thousands) were as follows:
                                                           2002          2001
                                                           ----          ----

          Loans past due over 90 days still on accrual  $    46        $   977
          Nonaccrual loans                                3,865          1,247

Nonperforming loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 4 - ALLOWANCE FOR LOAN LOSS

Activity in the allowance for loan loss (in thousands) was as follows:

                                                    2002           2001         2000
                                                    ----           ----         ----

        Beginning balance                          $   1,743    $   2,089     $   1,499
        Provision for loan loss                        1,155        1,090         1,004
        Loans charged off                               (938)      (1,809)         (588)
        Recoveries of loans previously charged off       131          373           174
                                                   ---------    ---------     ---------
        Ending balance                             $   2,091    $   1,743     $   2,089
                                                   =========    =========     =========

NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

Activity for capitalized mortgage servicing rights (in thousands) was as follows:

                                                    2002           2001         2000
                                                    ----           ----         ----
Servicing rights:
       Beginning of year                           $   1,120    $     787     $     715
       Additions                                         291          620           280
       Amortized expense                                (471)        (287)         (208)
                                                   ----------   ----------    ----------
       End of year                                 $     940    $   1,120     $     787
                                                   =========    =========     =========

Valuation allowance:
       Beginning of year                           $    (276)   $      --     $      --
       Impairment change                                  --         (276)           --
                                                   ---------    ----------    ---------
End of year                                        $    (276)   $    (276)    $      --
                                                   ==========   ==========    =========

Total loans serviced for others at year-end 2002 and 2001 were $87.6 million and $95.3 million.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:

                                                                 2002           2001
                                                                 ----           ----
        Land                                                $      1,047   $      1,062
        Buildings                                                  6,652          6,487
        Furniture and equipment                                    3,567          3,392
                                                            ------------   ------------
           Total                                                  11,266         10,941
        Accumulated depreciation                                   5,099          4,587
                                                            ------------   ------------
           Premises and equipment, net                      $      6,167   $      6,354
                                                            ============   ============

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 7 - DEPOSITS

Time deposits of $100,000 or more were $33,314,000 and $18,469,000 at year-end 2002 and 2001.

At year-end 2002, scheduled maturities of time deposits (in thousands) were as follows:

                      2003                                  $     43,327
                      2004                                        32,110
                      2005                                        31,509
                      2006                                         3,846
                      2007 and thereafter                          4,682
                                                            ------------
                                                            $    115,474
                                                            ============


NOTE 8 - FHLB ADVANCES AND OTHER BORROWED FUNDS

FHLB advances (in thousands) consisted of the following at year-end:

                                                            Current
                                                            Interest
                                                              Rate              2002                  2001
                                                              ----              ----                  ----
           Federal Home Loan Bank (FHLB) variable
             rate advances; due by March 2002                  --             $      --             $  7,800
           FHLB fixed rate advance, with monthly
             interest payments; due October 2008              4.59%               6,500                6,500
           FHLB fixed rate advance, with monthly
             interest payments; due October 2008              4.62%               5,000                5,000
                                                                               --------                -----

                Total FHLB advances                                            $ 11,500             $ 19,300
                                                                               ========             ========

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank's qualified mortgage loan portfolio. At December 31, 2002 the Bank was required to have $15,525,000 in available collateral under the blanket pledge agreement.

At year-end 2002, other borrowed funds consisted of federal funds purchased of $350,000. At year-end 2002, the Corporation has a $2.0 million credit line available, as it had at year-end 2001.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000



NOTE 9 - INCOME TAXES

The provision for income taxes (in thousands) consists of:

                                                     2002           2001           2000
                                                     ----           ----           ----
        Current provision                          $     935     $      486    $      643
        Deferred provision                              (295)           (78)         (181)
                                                   ----------    -----------   -----------
        Total income tax expense                   $     640     $      408    $      462
                                                   =========     ==========     =========

Year-end deferred tax assets and liabilities (in thousands) consist of:

                                                                    2002         2001
                                                                    ----         ----
        Items giving rise to deferred tax assets
           Allowance for loan losses in excess of tax reserve  $      378    $      281
           Basis reduction of other real estate owned                  --            83
           Unrealized loss on securities available for sale            --           102
           Deferred compensation                                      118            83
                                                               ----------    ----------
               Total                                                  496           549

        Items giving rise to deferred tax liabilities
           Depreciation                                               (70)          (76)
           Mortgage servicing rights                                 (226)         (287)
           Deferred loan fees and costs                              (322)         (476)
           FHLB stock dividend                                       (154)         (128)
           Unrealized gain on securities available for sale           (68)           --
           Other                                                       (1)          (52)
                                                               -----------   ----------
              Total                                                  (841)       (1,019)
                                                               -----------   ----------

        Net deferred tax liability                             $     (345)   $     (470)
                                                               ===========   ==========

The Bank has sufficient taxes paid in prior years to support the recognition of deferred tax assets without recording a valuation allowance.

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                                          2002          2001
                                                          ----          ----
        Tax at statutory rates                        $      884    $      613
        Increase (decrease) in tax resulting from:
           Tax-exempt interest                              (235)         (204)
           Other                                              (9)           (1)
                                                      -----------   -----------
        Total income tax expense                      $      640    $      408
                                                      ==========    ==========

The income tax expense related to net security gains totaled approximately $136,000, and $90,000 for 2002 and 2001.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000



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

A summary of the Corporation's stock options activity and related information follows:

                                           2002                                2001                             2000
                                 ------------------------            ------------------------         ------------------------
                                                   Weighted                            Weighted                        Weighted
                                                   Average                             Average                          Average
                                                  Exercise                            Exercise                          Exercise
                                 Shares             Price            Shares             Price         Shares             Price
                                 ------             -----            ------             -----         ------             -----
    Outstanding at
      beginning
      of year                         95,909    $          23.77     103,892         $    23.85       109,428          $    24.00
    Granted                               --                --            --                 --            --                  --
    Exercised                         (8,250)              17.57          --                 --            --                  --
    Forfeited or expired             (19,855)              25.87      (7,983)             26.82        (5,536)              26.98
                              --------------    ----------------    --------         ----------       -------          ----------
    Outstanding at
      end of year                     67,804    $          24.25      95,909         $    23.77       103,892          $    23.85
                              ==============    ================    ========         ==========       =======          ==========


    Options exercisable
        at year-end                   13,833                           8,057                            8,057
                              ==============                        ========                          =======

    Weighted average
        fair value of
        options granted
        during year                      n/a                            n/a                              n/a
                              ==============                        ========                          =======


Options outstanding at year-end 2002 were as follows.

                                                          Outstanding                                Exercisable
                                                          -----------                                -----------
                                                                    Weighted Average                                Weighted
Range of                                                                Remaining                                    Average
Exercise                                                               Contractual                                  Exercise
Prices                                             Number                 Life                 Number                 Price
------                                             ------                 ----                 ------                 -----
$17-$20                                                  13,833         4.00 years               13,833           $         17.57
$23-$25                                                  30,871         5.72 years                   --                      --
$28-$30                                                  23,100         6.00 years                   --                      --
                                               ----------------                           -------------

Outstanding at year end                                  67,804                                  13,833
                                               ================                           =============


        As of January 1, 2003, an additional 28,050 shares will become vested and exercisable.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 11 - SALARY DEFERRAL - 401(k) PLAN

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of six percent (6%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation's matching and discretionary contributions were $78,000, $78,000, and $97,000 for the years ended December 31, 2002, 2001, and 2000.

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

Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party.

The following is a summary of commitments to extend credit (in thousands) at year-end 2002 and 2001:

                                                   2002           2001
                                                   ----           ----
        Fixed rate                             $    3,578      $   5,324
        Variable rate                              22,413         14,547
                                               ----------      ---------
                                               $   25,991      $  19,871
                                               ==========      =========

At year end 2002, the fixed rate commitments had a range of rates from 3.59% to 18.00%, and a weighted average term to maturity of 14.0 months. At year end 2001, the fixed rate commitments had a range of rates from 5.75% to 18.00%, and a weighted average term to maturity of 12.5 months.

At both year-ends of 2002 and 2001, reserves of $25,000 were required as deposits with the Federal Reserve Bank or as cash on hand. These reserves do not earn interest.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


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

At year-end 2002, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

                                                                                           Minimum Required
                                                                                              To Be Well
                                                                     Minimum Required         Capitalized
                                                                        For Capital     Under Prompt Corrective
                                                       Actual        Adequacy Purposes    Action Regulations
                                                       ------        -----------------    ------------------
                                                   Amount    Ratio    Amount     Ratio      Amount    Ratio
                                                   ------    -----    ------     -----      ------    -----
Total capital (to risk weighted assets)
    Corporation                                  $22,600     11.4%    $15,846     8.0%    $ 19,807    10.0%
    Bank                                         $22,309     11.3%    $15,846     8.0%    $ 19,807    10.0%
Tier 1 capital (to risk weighted assets)
    Corporation                                  $20,508     10.4%    $ 7,923     4.0%    $ 11,884     6.0%
    Bank                                         $20,217     10.2%    $ 7,923     4.0%    $ 11,884     6.0%
Tier 1 capital (to average assets)
    Corporation                                  $20,508      8.3%    $ 9,866     4.0%    $ 12,333     5.0%
    Bank                                         $20,217      8.2%    $ 9,866     4.0%    $ 12,333     5.0%

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 13 - REGULATORY MATTERS (Continued)

At year-end 2001, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were:

                                                                                                   Minimum Required
                                                                                                      To Be Well
                                                                             Minimum Required         Capitalized
                                                                                For Capital     Under Prompt Corrective
                                                             Actual          Adequacy Purposes    Action Regulations
                                                             ------          -----------------    ------------------
                                                           Amount    Ratio    Amount     Ratio      Amount    Ratio
                                                           ------    -----    ------     -----      ------    -----
Total capital (to risk weighted assets)
    Corporation                                          $20,948     11.3%    $14,814     8.0%    $ 18,518    10.0%
    Bank                                                 $20,928     11.3%    $14,814     8.0%    $ 18,518    10.0%
Tier 1 capital (to risk weighted assets)
    Corporation                                          $19,205     10.4%    $ 7,407     4.0%    $ 11,111     6.0%
    Bank                                                 $19,185     10.4%    $ 7,407     4.0%    $ 11,111     6.0%
Tier 1 capital (to average assets)
    Corporation                                          $19,205      7.9%    $ 9,765     4.0%    $ 12,206     5.0%
    Bank                                                 $19,185      7.9%    $ 9,765     4.0%    $ 12,206     5.0%


Both the Bank and the Corporation were categorized as well capitalized at year-end 2002. Management believes that no events have occurred since the last regulatory determination that would change the capital category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the current and prior two years' retained earnings as defined by regulations. At year-end 2002, approximately $1,762,000 of the Bank's retained earnings were available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's and Bank's regulatory capital requirements.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2002 and 2001.

A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

                                                                               2002
                                                                               ----
         Beginning balance                                                   $    1,034
         New loans and advances                                                   1,348
         Change in status                                                          (199)
         Payments                                                                  (578)
                                                                             -----------
         Ending balance                                                      $    1,605
                                                                             ==========

Deposit accounts of directors and executive officers of the Corporation totaled $241,000 and $308,000 at December 31, 2002 and 2001.

A director of the Corporation is a partner with a law firm that rendered various legal services for the Corporation. Another director of the Corporation is co-owner of an appraisal company that performs real estate appraisals for the Corporation. Legal and appraisal fees paid in 2002 and 2001 were not material.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year-end fair values of financial instruments (in thousands) were as follows:

                                                    2002                        2001
                                                    ----                        ----
                                            Carrying      Estimated     Carrying     Estimated
                                             Amount      Fair Value      Amount     Fair Value
                                             ------      ----------      ------     ----------
FINANCIAL ASSETS
    Cash and equivalents                    $  7,057     $   7,057      $  7,640    $   7,640
    Securities available for sale             39,668        39,668        29,788       29,788
    Loans, net of allowance for loan loss    199,974       206,031       197,194      199,655
    Accrued interest receivable                1,197         1,197         1,260        1,260
    Cash surrender value of life insurance     1,227         1,227         1,191        1,191
    Mortgage servicing rights                    664           664           844          844

FINANCIAL LIABILITIES
    Deposits                                (222,808)     (225,489)     (205,221)    (208,143)
    Borrowed funds                           (11,850)      (12,867)      (20,240)     (19,332)
    Accrued interest payable                    (329)         (329)         (446)        (446)

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

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes (in thousands) were as follows.

                                                            2002           2001         2000
                                                            ----           ----         ----
        Unrealized holding gains and losses
         on available-for-sale securities               $       902    $      369    $    1,106
        Less reclassification adjustments for gains
         and losses later recognized in income                  399           266            --
                                                        -----------    ----------    ----------
        Net unrealized gains and losses                         503           103         1,106
        Tax effect                                              171            36           376
                                                        -----------    ----------    ----------
        Other comprehensive income                      $       332    $       67    $      730
                                                        ===========    ==========    ==========

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000


NOTE 17 - EARNINGS PER SHARE

Weighted average shares (adjusted for the stock dividend) used in determining basic and diluted earnings per share are as follows:

                                                               2002               2001               2000
                                                             ---------          ---------          ---------

Weighted average shares outstanding during the year          1,158,334          1,155,295          1,152,423

Dilutive effect of stock options                                 3,131              3,969              7,998
                                                             ---------          ---------          ---------

Weighted average shares considering dilutive effect          1,159,264          1,159,264          1,160,421
                                                             =========          =========          =========


At December 31, 2002, there were 53,971 stock options that were not considered in computing diluted earnings per share because they were anti-dilutive.

NOTE 18 - PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.:


                            CONDENSED BALANCE SHEETS
                           December 31, 2002 and 2001
                             (Dollars in thousands)

                                                                     2002             2001
                                                                     ----             ----
ASSETS
Cash on deposit with subsidiary                                $          146    $          20
Investment in common stock of subsidiaries                             20,592           19,158
Other assets                                                               40               41
                                                               --------------    -------------
    Total assets                                               $       20,778    $      19,219
                                                               ==============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity                                           $       20,778    $      19,219
                                                               ==============    =============

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000



NOTE 18 - PARENT CORPORATION STATEMENTS (CONTINUED)

                         CONDENSED STATEMENTS OF INCOME
                  Year ended December 31, 2002, 2001, and 2000
                             (Dollars in thousands)


                                                            2002         2001         2000
                                                            ----         ----         ----
INCOME
    Dividends from bank subsidiary                      $    1,012    $    1,342   $      819
    Other income                                                --             1            3
                                                        ----------    ----------   ----------
        Total income                                         1,012         1,343          822

EXPENSES
    Professional fees                                           36            12           12
    Other                                                        8            22           45
                                                        ----------    ----------   ----------
        Total expenses                                          44            34           57
                                                        ----------    ----------   ----------

Income before equity in undistributed earnings of
    subsidiaries                                               968         1,309          765

Equity in undistributed earnings of subsidiaries               992            85          681
                                                        ----------    ----------   ----------

NET INCOME                                              $    1,960    $    1,394   $    1,446
                                                        ==========    ==========   ==========


                        CONDENSED STATEMENTS OF CASH FLOW
                 Years ended December 31, 2002, 2001, and 2000
                             (Dollars in thousands)

                                                            2002         2001         2000
                                                            ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                          $    1,960    $    1,394   $    1,446
    Adjustments to reconcile net income to net cash
      from operating activities
      Equity in undistributed earnings of subsidiaries        (992)          (85)        (681)
    Amortization and other                                       1            28           35
                                                        ----------    ----------   ----------

        Net cash from operating activities                     969         1,337          800
                                                        ----------    ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Capital infusion to subsidiary                            (110)           --           --
                                                        -----------   ----------   ----------

        Net cash from investing activities                    (110)           --           --
                                                        -----------   ----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in borrowed funds                                --          (500)          --
    Issuance of common stock                                   161            --           20
    Treasury repurchase of common stock                        (12)           --           --
    Cash dividends paid                                       (882)         (831)        (820)
                                                        ----------    ----------   ----------

        Net cash from financing activities                    (733)       (1,331)        (800)
                                                        -----------   ----------   ----------

Net change in cash                                             126             6           --
Cash at beginning of period                                     20            14           14
                                                        ----------    ----------   ----------

Cash at end of period                                   $      146    $       20   $       14
                                                        ==========    ==========   ==========

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2002, 2001, and 2000



NOTE 19 - QUARTERLY INFORMATION (UNAUDITED)

The following quarterly information (in thousands, except per share data, which is also restated for the stock dividend) is provided for the three month periods ending as follows:

2002                                        March, 31     June 30,   September 30, December 31,
----                                        ---------     --------   ------------- ------------
Total interest income                      $    4,110   $    4,093    $    4,185   $    4,224
Total interest expense                          1,878        1,496         1,451        1,518
                                           ----------   ----------    ----------   ----------
    Net interest income                    $    2,232   $    2,597    $    2,734   $    2,706
                                           ==========   ==========    ==========   ==========
Net income                                 $      253   $      503    $      596   $      608
Basic earnings per common share                  0.22         0.43          0.52         0.52
Diluted earnings per common share                0.22         0.43          0.52         0.52

2001                                        March, 31     June 30,   September 30, December 31,
----                                        ---------     --------   ------------- ------------
Total interest income                      $    5,117   $    4,916    $    4,786   $    4,423
Total interest expense                          2,843        2,676         2,383        2,057
                                           ----------   ----------    ----------   ----------
    Net interest income                    $    2,274   $    2,240    $    2,403   $    2,366
                                           ==========   ==========    ==========   ==========
Net income                                 $      493   $      129    $      525   $      247
Basic earnings per common share                  0.44         0.12          0.50         0.22
Diluted earnings per common share                0.43         0.12          0.50         0.21

The $250,000 increase in quarterly net income from the March, 2002 quarter to the June quarter was the result of the after tax effect of the $382,000 reduction in interest expense. The $93,000 increase in quarterly net income from the June, 2002 quarter to the September, 2002 quarter was the result of the increased net interest income, reflecting both $93,000 more in interest income, as well as another reduction in interest expense of $45,000, for a net increase of $138,000 before tax, or $91,000 after tax. The reduced interest expense is the direct result of the maturity of the high-rate time deposits placed 21 to 28 months ago, before the precipitous fall in interest rates.

The $364,000 decrease in quarterly net income from the March 2001 quarter to the June quarter was the result of three primary items; 1.)an additional $100,000 provision, 2.) a $318,000 reduction in non-interest income, primarily a change of $181,000 less in gains on the sale of loans (actually posted a second quarter net loss of $24,000), and 3.) an increase in non-interest expenses, primarily due to increased loan processing expenses, and the fact that the first quarter included more than $40,000 in recoveries of losses on deposit accounts, a feat not matched in the second quarter. The $278,000 reduction in quarterly net income from the September, 2001 quarter to the December, 2001 quarter was the result of the following primary items: 1.) and additional $30,000 provision for loan loss, 2.) a reduction of $30,000 in non-interest income, mostly from loan servicing and gains on the sales of loans, 3.) an increase in personnel expenses of $61,000, and 4.) the valuation allowance adjustment of $276,000 for the fair value assessment on mortgage servicing rights. Prepayment speeds accelerated during the interest rate decline of 2001, shortening the expected lives of the Corporation's sold loan portfolio.

                             SHAREHOLDER INFORMATION

The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

                                    Dividends
        2002                        Declared    Low Bid   High Bid
        ----                        --------    -------   --------
Three months ended March 31         $  0.19    $ 20.35    $ 25.00
Three months ended June 30             0.19      22.65      23.50
Three months ended September 30        0.19      22.15      23.40
Three months ended December 31         0.19      22.25      23.45

                                    Dividends
        2001                        Declared    Low Bid   High Bid
        ----                        --------    -------   --------
Three months ended March 31         $  0.17    $ 20.45    $ 22.95
Three months ended June 30             0.17      20.00      22.73
Three months ended September 30        0.18      21.36      22.45
Three months ended December 31         0.19      19.65      23.99


Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,163,704 outstanding shares of common stock held by approximately 1,490 shareholders as of December 31, 2002. The Corporation paid cash dividends March, June, September and December totaling $0.76 per share in 2002 and $0.71 per share in 2001 (as restated). The Corporation also issued a stock dividend of 10% in December, 2001. All prices and per share amounts have been adjusted to reflect this transaction.

                           COMMERCIAL BANCSHARES, INC.

DIRECTORS EMERITUS

B. E. Beaston
David Crow
William T. Gillen
Frederick Reid

COMMERCIAL BANCSHARES, INC.

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Raymond E. Graves, President and Chief Executive Officer
Philip W. Kinley, Senior Executive Vice President
Bruce J. Beck, Senior Vice President, Secretary

COMMERCIAL SAVINGS BANK OFFICERS

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Raymond E. Graves, President and Chief Executive Officer
Philip W. Kinley, Senior Executive Vice President
Bruce J. Beck, Senior Vice President, Secretary
Susan E. Brown, Senior Vice President/Chief Retail Banking Officer Shawn Keller, Senior Vice President/Chief Lending Officer
John C. Haller, Vice President/Chief Financial Officer

ADVANTAGE FINANCE, INC.                                   CASH ADVANTAGE, INC.

EXECUTIVE OFFICERS                                        EXECUTIVE OFFICERS

Raymond E. Graves, Chief Executive Officer                Raymond E. Graves, Chief Executive Officer
Tracy L. Morgan, President                                Tracy L. Morgan, President
Philip W. Kinley, Executive Vice-President                Philip W. Kinley, Executive Vice-President
Bruce J. Beck, Secretary/Treasurer                        Bruce J. Beck, Secretary/Treasurer


BECK TITLE AGENCY, INC.

EXECUTIVE OFFICERS

Raymond E. Graves, Secretary/Treasurer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Commercial Savings Bank
118 South Sandusky Avenue
P.O. Box 90
Upper Sandusky, Ohio  43351
(419) 294-5781
E-Mail:  David.Browne@csbanking.com
Mr. David J. Browne, Esq., Staff Counsel

ANNUAL MEETING

The annual shareholders' meeting will be held Wednesday, April 9, 2003 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

                           COMMERCIAL BANCSHARES, INC.

                               BOARD OF DIRECTORS


Richard Sheaffer - Chairman (1).....................  President of R. A. Sheaffer, Inc.

Raymond E. Graves (1)(2)(3) ........................  President and CEO of Commercial  Bancshares,  Inc. and the Commercial
                                                      Savings Bank, CEO of Advantage Finance, Inc. and Cash Advantage, Inc.,
                                                      Secretary & Treasurer of Beck Title

Daniel E. Berg (1)(2)(3)............................  Ohio Business Leader of Tower Automotive

Lynn R. Child (1)...................................  CEO of Aardvark, Inc. and
                                                      CentraComm
                                                      Communications, LLC

Mark Dillon (1) ....................................  President and CEO of Fairborn U.S.A., Inc.

Edwin G. Emerson (1)................................  Partner, Shumaker, Loop & Kendrick, LLP

Hazel Franks (1)....................................  Retired, Trucking Firm Owner

Deborah J. Grafmiller (1)(2)(3).....................  Executive Vice President of Bill Gillen
                                                      Realty, Inc. and Co-owner of Certified
                                                      Appraisal Service

Philip W. Kinley (2)(3).............................  Senior Executive Vice President of Commercial  Bancshares,  Inc., and the
                                                      Commercial  Savings Bank,  Executive Vice President Advantage Finance, Inc.
                                                      and Cash Advantage, Inc.

Michael A. Mastro (1)(2)(3).........................  President, TLM Management, Inc. and
                                                      LOMI Enterprises, LLC

Tracy L. Morgan (2)(3)..............................  President, Advantage Finance, Inc. and Cash Advantage, Inc.

William E. Ruse (1)(2)(3)...........................  Retired President of Blanchard Valley
                                                      Health Services

Michael M. Shope (1)................................  Retired CFO Walbro Corporation

Douglas C. Smith (1)................................  Retired Senior Executive of Baja
                                                      Marine Corporation


(1)     Directors of Commercial Bancshares, Inc. and The Commercial Savings Bank

(2)     Directors of Advantage Finance, Inc.

(3)     Directors of Cash Advantage, Inc.