Form 10-K, Exhibit 13
period 2003-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2004-03-29
CIK 1009976

                                                                      EXHIBIT 13

                           COMMERCIAL BANCSHARES, INC.
                              Upper Sandusky, Ohio

                                  ANNUAL REPORT
                                December 31, 2003

                                    CONTENTS

President's Letter..............................................................         1

Comparative Summary of Selected Financial Data..................................         2

Management's Discussion and Analysis of Financial Condition and
  Results of Operations ........................................................         3

Independent Auditors' Report 2003 Plante & Moran, PLLC..........................        20

Independent Auditors' Report 2002 Crowe Chizek and Company LLC..................        21

Consolidated Financial Statements...............................................        22

Notes to Consolidated Financial Statements......................................        27

Shareholder Information ........................................................        44

Officers........................................................................        45

Board of Directors..............................................................        46

                                                                              i.

December 31, 2003

Dear Shareholders:

The year 2003 proved to be one of transition, restructuring and change. I am pleased to write my first President's letter to offer commentary on several areas of our financial report. Given the potential earning power of our organization and recent changes in management a decision was made to use this opportunity to bolster our balance sheet and prepare for what we believe to be an exciting 2004.

Two noteworthy decisions were made which lowered earnings to $1,273,000 or $687,000 less than 2002. First, a loan loss provision of $1,950,000 represented a 71% increase from the provision made in 2002. This left a reserve for bad debts of 1.2% of total loans compared to 1.03% in 2002. Our reserve, expressed as a percentage of loans, is the highest level in many years. This additional provision was taken to solidify our balance sheet given the current era of corporate governance and the economic climate in the markets that we serve. The reserve was increased as a result of general economic conditions and not the result of pending losses in specific credits. It is believed this move allows us to continue to safely grow our loan portfolio with our prudent underwriting standards. A second significant item was the accelerated expensing of $292,000 in severance employment contracts even though payment of the contracts will occur in 2004.

Total assets increased from $256,801,000 in 2002 to $272,840,000 in 2003 showing the positive contribution of our branching network. We are also pleased to report the continued growth of Advantage Finance, which closed the year with total assets of $18,703,000, a 59% increase.

Our stock value showed a positive trend in 2003 moving from a bid price of $23.00 at the beginning of the year to a close of $25.75, or an increase of 12%. We also maintained our dividend of $.76 per share for the year. In terms of growth and dividends your stock showed a return of 15% for the year.

We will continue our goal to enhance market share in our current branch structure, which we believe is likely given our outstanding personnel. It also important that we continue to look for areas to assume leadership positions in our markets. Community involvement is a hallmark of our company and we look to be active participants in the counties we serve.

The Board of Directors and management of your company thank you for your continued belief and support. We are honored and privileged to have you as our shareholders. Much is yet to be done but we are enthusiastic as we move into 2004. Always feel free to contact me or any member of our executive team with questions or comments.

Sincerely,

Philip W. Kinley
President and CEO

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                                                    2003             2002              2001              2000            1999
                                                    ----             ----              ----              ----            ----
YEAR END BALANCES
Total assets                                   $     272,840     $     256,801     $     246,070     $     262,842   $     251,952

Total securities                                      48,491            39,668            29,788            32,949          32,414

Loans, net                                           203,771           199,974           197,194           212,535         203,274

Total deposits                                       238,751           222,808           205,221           218,572         214,356

Total borrowed funds                                  11,500            11,850            20,240            24,500          19,353

Total shareholders' equity                            21,155            20,778            19,219            18,589          17,213

Book value per outstanding share(1)                    18.21             17.85             16.64             16.08           14.94

Shares outstanding(1)                              1,161,952         1,163,704         1,155,294         1,155,294       1,154,515

                                                RESULTS OF OPERATIONS
Interest income                                $      16,128     $      16,612     $      19,232     $      20,235   $      17,878
Interest expense                                       5,581             6,343             9,959            10,742           8,692
                                               -------------     -------------     -------------     -------------   -------------
Net interest income                                   10,547            10,269             9,273             9,493           9,186
Provision for loan loss                               (1,972)           (1,155)           (1,090)           (1,004)           (495)
Other income                                           2,685             3,071             2,937             1,647           1,655
Salaries and employee benefits                        (4,944)           (4,505)           (4,211)           (4,089)         (3,471)
Other expenses                                        (4,921)           (5,080)           (5,107)           (4,139)         (3,967)
                                               -------------     -------------     -------------     -------------   -------------
Income before income taxes                             1,395             2,600             1,802             1,908           2,908
Applicable income taxes                                 (122)             (640)             (408)             (462)           (823)
                                               -------------     -------------     -------------     -------------   -------------
NET INCOME                                     $       1,273     $       1,960     $       1,394     $       1,446   $       2,085
                                               =============     =============     =============     =============   =============

PER SHARE DATA(2)
Net income
      Basic                                    $        1.10     $        1.69     $        1.21     $        1.25   $        1.81
                                               =============     =============     =============     =============   =============
      Diluted                                  $        1.09     $        1.69     $        1.20     $        1.24   $        1.78
                                               =============     =============     =============     =============   =============

Cash dividend paid                             $        0.76     $        0.76     $        0.71     $        0.71   $        0.69
                                               =============     =============     =============     =============   =============

FINANCIAL RATIOS
Return on average total assets                          0.48%             0.79%             0.55%             0.58%           0.90%
Return on average shareholders' equity                  5.93%             9.79%             7.20%             8.12%          12.18%
Average shareholders' equity to
      average total assets                              8.10%             8.11%             7.65%             7.09%           7.43%

Dividend payout                                        69.10%            44.99%            59.68%            56.52%          38.26%

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion focuses on the consolidated financial condition of Commercial Bancshares, Inc. at December 31, 2003, compared to December 31, 2002, and the consolidated results of operations for the year-to-date period ending December 31, 2003 compared to the same period in 2002. The purpose of this discussion is to provide the reader with a more thorough understanding of the consolidated financial statements and related footnotes.

The registrant is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on the liquidity, capital resources or operations except as discussed herein. Also, the Corporation is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

The Corporation is designated as a financial holding Corporation by the Federal Reserve Bank of Cleveland. This status enables the Corporation to take advantage of changes in existing law made by the Financial Modernization Act of 1999. As a result of being a financial holding Corporation, the Corporation may be able to engage in an expanded listing of activities determined to be financial in nature. This will help the Corporation remain competitive in the future with other financial service providers in the markets in which the Corporation does business. There are more stringent capital requirements associated with being a financial holding Corporation. The Corporation intends to maintain its categorization as a "well capitalized" bank, as defined by regulatory capital requirements.

New to this year's discussion is the inclusion of three new tables detailing the dollar and percent changes in ending and average balances for the analysis of the "Financial Condition" section as well as the quarterly and year-to-date changes in income and expense items for the "Results of Operations" section. The tables are provided to allow the reader to reference all changes in balances and net income in a centralized fashion, and then concentrate on the discussion of why the values changed rather than get caught up in the details of each dollar change. The reader should be able to get a clearer picture of the Corporation's overall performance when coupled with the existing yield analysis tables.

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

RESULTS OF OPERATIONS

Net income of $1,273,000 in 2003 decreased from the net income of $1,960,000 reported in 2002, mainly due to an increase in the provision for loan losses and a charge to earnings to recognize the immediate impact of the value of the separation contracts for two former senior executives. Diluted earnings per share decreased to $1.09 in 2003 from $1.69 in 2002. Return on average assets was 0.48% in 2003 compared to 0.79% in 2002, and return on average shareholders' equity was 5.93% in 2003 compared to 9.79% in 2002. Net income of $1,960,000 in 2002 was more than the $1,394,000 reported in 2001. That increase was primarily due to higher net interest income.

                                                                              3.

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

                                                    CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIODS SHOWN
                                 -----------------------------------------------------------------------------------------
                                      THREE MONTHS ENDED DECEMBER 31                 TWELVE MONTHS ENDED DECEMBER 31
                                 -----------------------------------------------------------------------------------------
                                  2003      2002      $ CHG        % CHG        2003        2002       $ CHG        % CHG
                                 -----------------------------------------------------------------------------------------
Interest and fees on loans        3,480     3,832      (352)        (9.19)     14,334      15,172       (838)       (5.52)
Taxable interest on securities      199       150        49         32.26         652         628         24         3.76
Tax-free interest on securities     281       236        45         19.17       1,122         797        325        40.91
Other interest income                 9         6         3         48.74          20          15          5        30.32
                                 ------     -----    ------       -------      ------      ------     ------       ------
    Total interest income         3,969     4,224      (255)        (6.04)     16,128      16,612       (484)       (2.91)

Interest on deposits              1,181     1,368      (187)       (13.50)      5,040       5,634       (594)      (10.53)
Interest on borrowings              133       150       (17)       (11.29)        541         709       (168)      (23.77)
                                 ------     -----    ------       -------      ------      ------     ------       ------
    Total interest expense        1,314     1,518      (204)       (13.46)      5,581       6,343       (762)      (12.01)

Net interest income               2,655     2,706       (51)        (1.88)     10,547      10,269        278         2.71
Provision for loan losses           882       250       632        252.80       1,972       1,155        817        70.74
                                 ------     -----    ------       -------      ------      ------     ------       ------
    Net interest after PLL        1,773     2,456      (683)       (27.81)      8,575       9,114       (539)       (5.91)

Service and overdraft fees          533       537        (4)        (0.64)      2,115       1,797        318        17.68
Gains/(losses) on asset sales       (12)      130      (142)      (109.23)        136         838       (702)      (83.77)
Other income                         89       127       (38)       (30.01)        434         436         (2)       (0.43)
                                 ------     -----    ------       -------      ------      ------     ------       ------
    Total other income              610       794      (184)       (23.20)      2,685       3,071       (386)      (12.56)

Salaries and employee benefits    1,462     1,157       305         26.43       4,944       4,505        439         9.76
Occupancy, furniture & equip        246       226        20          8.47         940         954        (14)       (1.43)
State taxes                          93        79        14         16.85         369         351         18         5.06
Data processing                     181       182        (1)        (0.40)        715         681         34         4.88
FDIC deposit insurance               18        14         4         28.75          68          67          1         2.72
Professional fees                   107        88        19         22.26         292         325        (33)      (10.25)
Amortization of intangibles          64       102       (38)       (36.89)        321         488       (167)      (34.30)
Other operating expense             547       587       (40)        (6.96)      2,216       2,214          2         0.11
                                 ------     -----    ------       -------      ------      ------     ------       ------
    Total other expense           2,718     2,435       283         11.61       9,865       9,585        280         2.92

Income (loss) before taxes         (335)      815    (1,150)      (141.10)      1,395       2,600     (1,205)      (46.35)
Income taxes                       (200)      207      (407)      (196.62)        122         640       (518)      (80.94)
                                 ------     -----    ------       -------      ------      ------     ------       ------
    Net income (loss)              (135)      608      (743)      (122.20)      1,273       1,960       (687)      (35.05)
                                 ======     =====    ======       =======      ======      ======      =====       ======

Net interest income for 2003 amounted to $10,547,000 compared to $10,269,000 in 2002. While falling interest rates had been the norm during most of 2002, resulting in a $1,055,000 increase in fully-taxable equivalent net interest earnings as reductions in funding costs outpaced reductions in earning yields

                                                                              4.

when compared to 2001, rates remained constant throughout most of 2003, after one additional rate cut in February. Coupled with the final runoff of a portfolio of high-interest bearing certificates during 2002, the 2003 interest expense reflected a revamped portfolio of current-rate certificates. The reduced interest expense countered the continuing low rates on almost all investment opportunities as rates remained low for an unprecedented period of time, resulting in an increase in fully tax equivalent net interest income of $434,000 for 2003.

Decisions to reduce the Bank's participation in the long-term fixed-rate mortgage origination market, and to curtail the Bank's exposure to the risks involved in the out-of-state indirect lending facility established with a Denver-based corporation, putting on sufficient new loans to keep growing the Bank in other types of loans to replace the lost footings from the other two portfolios has proven to be quite a challenge, but one that had to be faced in order to rebuild the basic earning power of the Bank. As can be seen in the table labeled "Interest Rates and Interest Differential", changes in net interest in 2003 from 2002 occurred because all earning asset categories grew in terms of volume, despite lower interest rates on all investment categories. This is in contrast to the 2002/2001 change where only the tax exempt investment category grew in terms of volume, and all investment categories experienced reduced rates.

The cost of funds has steadily declined as the Bank has been able to grow the basic checking and savings accounts, while reducing reliance on high-interest certificates and borrowed funds. This reduced interest cost has been a positive force in rebuilding the basic earning power of the Bank. As the Bank has grown during 2003, the Bank is paying for sustained deposit growth, but found it hard to offset the lower rates being earned on the asset categories. Thus, the net effect of the rate changes is still a negative amount when compared to the lower funds cost. As evidence of this, the Bank has only $11,500,000 of remaining borrowed funds, but the interest on those funds costs the Bank 4.6%. While the funds were borrowed for ten years at what appears to still be a good rate, there are almost five years remaining until it can be paid off without penalty, and current five year money would not cost that much. As part of an on-going portfolio of funds, this represents a very good position, but gives evidence that there are limits to how far you can continue to reduce the cost of all sources of funds.

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1,972,000 in 2003, an increase from the $1,155,000 in 2002 and from the $1,090,000 in 2001. The primary factors contributing to these increases were management's recognition of the increased level of nonperforming loans, the impact of economic activities on the Bank's borrowers, and the risk inherent in the loan portfolio. Actual charge-off and recovery activity has picked up given the sluggish state of the past year's economy. The credit review process includes a number of factors and is discussed in greater detail under the section "Allowance for Loan Losses". The most significant difference between the three months ended December 31, 2003 and 2002 is the increase in the provision for loan losses for 2003 over 2002. As discussed elsewhere, the allowance for loan losses was increased during 2003 primarily due to economic factors.

NON-INTEREST INCOME

Total non-interest income in 2003 decreased by $386,000 from that reported in 2002. Service fees and overdraft charges increased to $2,115,000 in 2003 from $1,797,000 in 2002, due to both an increase in deposit transaction related accounts and a new overdraft protection program introduced in mid-2002. That program provides our customers the option of having checks honored that would otherwise have been returned for insufficient funds, saving the customers the multiple fees charged by the vendors to whom the checks were originally presented. The program represents a win-win situation for both the Bank and the customer. The current year decrease in non-interest income was the result of fewer gains on the sales of assets, specifically investment securities and loans that were held for sale in the previous year. The investments were held principally to fund new loan growth. The falling interest rate environment of 2002 was favorable to recognizing gains on those sales throughout the year, while the flat-rate environment of 2003 held fewer such opportunities. The decision to leave the long-term fixed-rate

                                                                              5.

origination market means fewer loan sales, which again gave rise to gains throughout 2002, but ended in June of that year as originations came to a halt. This also gave rise to a reduction in servicing income recognized on mortgages sold in the secondary market for which the Bank still retains a servicing fee. As that portfolio diminishes, the Mortgage Servicing Rights asset, which has a current market value of $360,000, will also diminish.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.

                    INTEREST RATES AND INTEREST DIFFERENTIAL

(Dollars in thousands)

                                                     2003 Compared to 2002                            2002 Compared to 2001
                                                      Increase/(Decrease)                              Increase/(Decrease)
                                                      ------------------                               ------------------
                                                           Change         Change                            Change         Change
                                            Total          due to         due to            Total           due to         due to
                                            Change         Volume          Rate             Change          Volume          Rate
                                          ----------     ---------      ----------        ----------      ----------     ----------
Short-term investments                    $       4      $      15      $     (11)        $       2       $      24      $     (22)
Securities
   Taxable                                       24            124           (100)             (296)            (35)          (261)
   Tax exempt (1)                               482            612           (130)              149             167            (18)
Loans (2)                                      (838)           638         (1,476)           (2,412)           (521)        (1,891)
                                          ---------      ---------      ---------         ---------       ---------      ---------
      Total interest income                    (328)         1,389         (1,717)           (2,557)           (365)        (2,192)
                                          ---------      ---------      ---------         ---------       ---------      ---------

Deposits
   Interest-bearing demand                     (185)           115           (300)             (188)            264           (452)
   Savings deposits                             (82)            (5)           (77)             (192)              4           (196)
   Time deposits                               (326)           754         (1,080)           (2,963)         (1,077)        (1,886)
Borrowed funds                                 (169)          (287)           118              (273)            (65)          (208)
                                          ---------      ---------      ---------         ---------       ---------      ---------
      Total interest expense                   (762)           577         (1,339)           (3,616)           (874)        (2,742)
                                          ---------      ---------      ---------         ---------       ---------      ---------

Net interest income                       $     434      $     812      $    (378)        $   1,055       $     504      $     551
                                          =========      =========      =========         =========       =========      =========

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

While the decision to stop originations of real estate loans subsequently sold to the Federal Home Loan Mortgage Association (FHLMC, a.k.a. FreddieMac) gave rise to the decreases discussed above, the Bank entered into an exclusive agreement with Countrywide, Inc., a national mortgage origination firm, to originate loans in our current markets as their agent, for which the Bank earns a fee. Those fees amounted to $168,000 and $69,000 in 2003 and 2002. Management is also working to improve its sales force and bring the Bank up to production levels meeting requirements to qualify for fees roughly double the rate currently attainable. Thus, our customers are being served with a larger array of mortgage products hitherto unable to be offered in our markets, and the Corporation can still derive considerable fee income without supporting a sizable infrastructure to service those loans. Funding is provided by Countrywide at the loan closing which does not impact the liquidity position of the Bank. As an added feature, most of the loans close through the Bank's Beck Title partner.

                                                                              6.

          DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

(Dollars in thousands)

                                              2003                               2002                             2001
                               --------------------------------   --------------------------------  --------------------------------
                                 Average     Income/    Average     Average     Income/    Average    Average     Income/    Average
                               Balance (4)   Expense     Yield    Balance (4)   Expense     Yield   Balance (4)   Expense     Yield
                               -----------  ---------   ------    -----------  ---------   -------  -----------  ---------   -------

Short-term investments         $     2,016  $      20    1.00%    $    1,012   $      15    1.53%   $      351   $      13    3.70%
Securities
   Taxable (1)                      18,571        652    3.51         15,514         628    4.05        16,127         924    5.73
   Tax exempt (1 and 2)             26,994      1,642    6.08         17,671       1,161    6.56        15,240       1,012    6.64
Loans (3)(5)                       199,651     14,334    7.18        195,092      15,172    7.78       204,064      17,584    8.62
                               -----------  ---------    ----     ----------   ---------    ----    ----------   ---------    ----
      Total earning assets         247,232     16,648    6.75%       229,289      16,976    7.40%      235,782      19,533    8.28%
                                            ---------    ====                  ---------    ====                 ---------    ====
Other assets                        17,672                            17,439                            17,330
                               -----------                        ----------                        ----------
      Total assets             $   264,904                        $  246,728                        $  253,112
                               ===========                        ==========                        ==========

Deposits
   Interest-bearing
      demand deposits          $    66,037        930    1.41%    $   59,863       1,115    1.86%   $   49,776       1,303    2.62%
   Savings deposits                 20,387         80    0.39         21,040         162    0.77        20,779         354    1.70
   Time deposits                   122,604      4,031    3.29        104,521       4,357    4.17       122,568       7,320    5.97
Borrowed funds                      12,349        541    4.38         20,751         709    3.42        22,221         982    4.42
                               -----------  ---------    ----     ----------   ---------    ----    ----------   ---------    ----
      Total interest-
      bearing liabilities          221,377      5,582    2.52%       206,175       6,343    3.08%      215,344       9,959    4.62%
                                            ---------    ====                  ---------    ====                 ---------    ====
Noninterest-bearing
   demand deposits                  19,977                            18,697                            16,844
Other liabilities                    2,089                             1,844                             1,554
Shareholders equity                 21,461                            20,012                            19,370
                               -----------                        ----------                        ----------
   Total liabilities and
   shareholders' equity        $   264,904                        $  246,728                        $  253,112
                               ===========                        ==========                        ==========

Net interest income                         $  11,066                          $  10,633                         $   9,574
                                            =========                          =========                         =========

As a percentage of earning assets:
      Net interest income                                4.48%                              4.64%                             4.06%
                                                         ====                               ====                              ====

(1) Average balance is computed using the market value of securities. The average yield has been computed using the historical amortized balance for securities.

(2) Income is computed on a fully-taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $520,000, $364,000 and $301,000 for 2003, 2002 and 2001, respectively.

(3) Nonaccrual loans are included in the average balances presented. (4) Average is a daily average balance.

(5) Balances are net of deferred income fees of $83,000, $78,000, and $71,000 for 2003, 2002, and 2001, as well as $2,997,000, $2,423,000, and $973,000 of unearned income for the same years. The increase in unearned income in 2003 coincides with the increased level of consumer lending at the finance company affiliate.

NON-INTEREST EXPENSE

Total non-interest expense increased $280,000 in 2003 to $9,865,000. Included in that amount is an amount for more than $292,000 to cover the future payments to be made under employment contracts termination agreements with two former senior executives. That amount covers both the basic salary as well as various employee benefits ranging from life insurance to health coverage. Accounting principles require the Bank to recognize the majority of the costs now, even though they are to be paid out over time, due to the separation of the individuals.

                                                                              7.

All other non-interest expense categories exhibited moderate increases or reductions in cost in 2003 from 2002. Total personnel expenses rose $439,000 from year to year, with the $292,000 discussed above making up the majority of that, leaving $147,000 for other items, or about 3.26% over the prior year. Efforts to streamline or maintain staff levels have given rise to productivity increases. Occupancy costs decreased as our equipment became fully-depreciated and new replacements have not yet been put into service across the entire network. Replacement of that infrastructure is crucial to implementing new document imaging technology which requires a higher level of basic technology. The program to introduce document imaging has been delayed until 2004, when management expects its full implementation. Even so, the cost of providing data processing continues to increase as the Bank grows and more features are added for better customer service. The cost of those services rose 4.88% for the year. The cost of hiring professional services such as legal and accounting aid actually decreased from year to year. Part of this was accomplished by splitting the internal and external accounting functions as required by the Sarbanes Oxley Act. The bidding process allowed the Bank to negotiate favorable rates with both of the eventual successful vendors, at a savings compared to the previous contracts. Those savings were partially offset by higher legal fees totaling $146,000 in 2003 compared to $94,000 in 2002.

The mortgage servicing rights must be amortized over time to account for the timing of their actual receipt during the life of the underlying loans. The Corporation is also required to test the fair market value and present value of these future cash inflows. Such valuations have been performed since 2001, and since that time only the initial impairment adjustment of $276,000 has been deemed necessary, which was taken in 2001. Since that time, as the Bank has stopped originating and selling long-term fixed-rate mortgages, the existing recognized value of those servicing rights has been steadily reduced through monthly amortizations of scheduled amounts, with additional amounts being expensed as loans were refinanced and completely removed from the books. Amortization for mortgage servicing rights amounted to $304,000 in 2003 and $471,000 in 2002. No further impairment charges have been deemed necessary as the initial valuation and subsequent amortizations have kept our book value within acceptable estimates of market values. The continued amortization should result in eliminating this asset from our books during the next year or so.

Total non-interest expense increased $267,000 in 2002 from $9,318,000 in 2001, as the Bank absorbed the increased operating expenses engendered by expanding the branch network and Advantage Finance during 2001. Operating expenses were generally higher in 2002 versus 2001 due to this expansion of the corporate infrastructure as the Corporation spread its presence into the Marion, Findlay, and Westerville markets. The only operating expenses categories that did not display this expansionary problem were the occupancy and amortization of intangibles categories. The mortgage servicing rights had an impairment adjustment of $276,000 at the end of 2001, and no such adjustment was necessary in 2002. Mortgage Servicing Rights amortization totaled $471,000 in 2002 and $563,000 in 2001, including the impairment adjustment.

INCOME TAXES

Income tax expense of $122,000 in 2003 compares to $640,000 in 2002 and $408,000 in 2001. While tax values reflect the relative size of current year profits, the 2003 value also reflects the additional amounts of tax-free securities added to the investment portfolio over the last two years in an effort to rebuild a portfolio of suitable collateral to pledge for public funds accounts depleted to fund the loan growth of that same period. These effective tax rates are lower than the statutory rate of 34%, primarily resulting from the Bank's investment in these tax-exempt obligations from states and political subdivisions.

                                                                              8.

FINANCIAL CONDITION

Total assets grew more than $16,000,000 in 2003 compared to 2002 after growing more than $10,700,000 in 2002 over 2001. In general, the investment and loan portfolios have been growing as the Bank has grown its deposit base and replaced short-term borrowed funds with more traditional demand and time deposits, especially those of $100,000 balances or more. These funds replaced the high-rate certificates that had been on the books for more than three years and had been creating a drag on earnings as the general interest rate environment fell throughout 2002. The placement of new public funds deposits required the Bank to increase investment footings to collateralize the uninsured portions of those deposits with balances above the $100,000 FDIC maximum level. The combination of deposit influx, runoff of the Denver-based indirect loans, and pay-downs on the real estate loan portfolio generate more than enough cash to fund not only the commercial and consumer loan growth, but also the reduction of short-term borrowing from the FHLB, leaving only our long-term borrowing of $11,500,000. The table that shows average balances for the three-month and twelve-month periods confirms the growth.

                                                                    ENDING BALANCES AS OF THE DATE SHOWN
                                         ------------------------------------------------------------------------------------
                                         12/31/03    12/31/02      $ CHG     % CHG            12/31/01      $ CHG      % CHG
                                         ------------------------------------------------------------------------------------
Cash & Fed funds                           10,624       7,057      3,567     50.55              7,640        (583)     (7.63)
Securities AFS                             48,491      39,668      8,823     22.24             29,788       9,880      33.17
Gross loans                               206,274     202,065      4,209     28.81            198,937       3,128       1.57
Allowance for loan losses                  (2,503)     (2,091)      (412)   (19.70)            (1,743)       (348)     19.97
                                          -------     -------     ------    ------            -------      ------     ------
    Loans, net                            203,771     199,974      3,797      1.90            197,194       2,780       1.41
Premises & Equipment                        6,380       6,167        213      3.45              6,354        (187)     (2.94)
Accrued interest receivable                 1,143       1,197        (54)    (4.51)             1,260         (63)     (5.00)
Other Assets                                2,431       2,738       (307)   (11.21)             3,834      (1,096)    (28.59)
                                          -------     -------     ------    ------            -------      ------     ------

    Total assets                          272,840     256,801     16,039      6.25            246,070      10,731       4.36
                                          =======     =======     ======    ======            =======      ======     ======

Noninterest-bearing demand                 26,123      22,453      3,669     16.35             19,016       3,437      18.07
Interest-bearing demand                    68,656      64,678      3,979      6.15             57,417       7,261      12.65
Savings and time deposits                 103,413     102,363      1,050      1.03            110,319      (7,956)     (7.21)
Time deposits of $100k                     40,559      33,314      7,245     21.75             18,469      14,845      80.38
                                          -------     -------     ------    ------            -------      ------     ------

    Total deposits                        238,751     222,808     15,943      7.16            205,221      17,587       8.57
FHLB advances                              11,500      11,500          0      0.00             19,300      (7,800)    (40.41)
Other borrowed funds                           --         350       (350)       --                940        (590)    (62.77)
Accrued interest payable                      415         329         86     26.14                446        (117)    (26.23)
Other liabilities                           1,019       1,036        (17)    (1.64)               944          92       9.75
                                          -------     -------     ------    ------            -------      ------     ------

    Total liabilities                     251,685     236,023     15,662      6.64            226,851       9,172       4.04
Shareholders' equity                       21,155      20,778        377      1.81             19,219       1,559       8.11
                                          -------     -------     ------    ------            -------      ------     ------

    Total liabilities & equity            272,840     256,801     16,039      6.25            246,070      10,731       4.36
                                          =======     =======     ======    ======            =======      ======     ======

LOANS

Year-end loans (in thousands) were as follows:

                                                 2003             2002              2001              2000              1999
                                                 ----             ----              ----              ----              ----
Commercial and other loans                  $     129,171     $     115,813     $      89,471     $      91,710     $      82,888
Real estate loans                                  12,323            20,177            40,117            42,693            33,439
Consumer and credit card loans                     32,810            45,468            58,341            69,012            75,318
Home equity loans                                  13,445             9,631             8,354             7,720             7,253
Consumer finance loans                             18,525            10,976             2,654             3,489             5,875
                                            -------------     -------------     -------------     -------------     -------------
    Total loans                             $     206,274     $     202,065     $     198,937     $     214,624     $     204,773
                                            =============     =============     =============     =============     =============

                                                                              9.

The Corporation's commercial loan portfolio increased to $129,171,000 in 2003 from $115,813,000 in 2002, a change of $13,358,000, which reflects the trend over the last five years. Total growth in commercial loans since the end of 1999 amounts to more than $46,250,000. This helps offset the loss of more than $21,000,000 in the real estate loan portfolio, but not the $42,500,000 in consumer loans. Home equity loans have shown steady if not large growth, with a total growth of about $6,200,000. Competition in this product is intense in the industry, with current rates being pegged at or below the prime rate. The tax-deductibility of most of the interest for individual purposes makes it a popular option among home-owners.

Consumer finance loans made through the Advantage Finance, Inc. affiliate ("Advantage") have grown to over $18,500,000 and help retail vendors finance sales of their products to persons who might not otherwise qualify for Bank credit. Advances in accounting systems allow the Bank to funnel all indirect credit (where the dealer arranges for credit for its qualified customers) relationships through the affiliate and still maintain the ability to segregate customers who are and who are not Bank-credit qualified for reserve purposes.

                                                                AVERAGE DAILY BALANCES FOR THE PERIODS SHOWN
                                           ---------------------------------------------------------------------------------------
                                                  THREE MONTHS ENDED DECEMBER 31               TWELVE MONTHS ENDED DECEMBER 31
                                           ---------------------------------------------------------------------------------------
                                             2003        2002       $ CHG       % CHG       2003        2002      $ CHG      % CHG
                                           ---------------------------------------------------------------------------------------
Cash & Fed funds                            10,905       9,100       1,805      19.84       9,017       7,828      1,189     15.19
Securities AFS                              47,705      38,233       9,472      24.77      45,565      33,185     12,380     37.31
Gross loans                                203,395     198,789       4,606       2.32     201,714     196,978      4,736      2.40
Allowance for loan losses                   (2,110)     (2,043)        (67)      3.28      (2,062)     (1,886)      (176)     9.33
                                           -------     -------     -------     ------     -------     -------    -------    ------

    Loans, net                             201,285     196,746       4,539       2.31     199,652     195,092      4,560      2.34
Premises & Equipment                         6,389       6,119         270       4.41       6,277       6,177        100      1.62
Accrued interest receivable                  1,397       1,302          95       7.30       1,358       1,249        109      8.73
Other Assets                                 2,667       2,974        (307)    (10.32)      3,035       3,197       (162)    (5.07)
                                           -------     -------     -------     ------     -------     -------    -------    ------

    Total assets                           270,348     254,474      15,874       6.24     264,904     246,728     18,176      7.37
                                           =======     =======     =======     ======     =======     =======    =======    ======

Noninterest-bearing demand                  21,277      19,533       1,744       8.93      19,977      18,697      1,280      6.85
Interest-bearing demand                     68,259      63,992       4,267       6.67      66,037      59,863      6,174     10.31
Savings and time deposits                  104,889     100,618       4,271       4.24     105,121     102,464      2,657      2.59
Time deposits of $100k                      40,903      33,408       7,495      22.43      37,870      23,097     14,773     63.96
                                           -------     -------     -------     ------     -------     -------    -------    ------

    Total deposits                         235,328     217,551      17,777       8.17     229,005     204,121     24,884     12.19
FHLB advances                               11,500      14,472      (2,972)    (20.54)     12,170      20,210    (8,040)    (39.78)
Other borrowed funds                             4         282        (278)    (98.58)        179         541      (362)    (66.91)
Accrued interest payable                       448         392          56      14.29         431         401         30      7.48
Other liabilities                            1,508       1,202         306      25.46       1,658       1,444        214     14.82
                                           -------     -------     -------     ------     -------     -------    -------    ------

    Total liabilities                      248,788     233,899      14,889       6.36     243,443     226,717     16,726      7.38
Shareholders' equity                        21,560      20,575         985       4.79      21,461      20,011      1,450      7.25
                                           -------     -------     -------     ------     -------     -------    -------    ------

    Total liabilities & equity             270,348     254,474      15,874       6.24     264,904     246,728     18,176      7.37
                                           =======     =======     =======     ======     =======     =======    =======    ======

Other consumer loans for credit cards and home improvements make up a small percent of the Bank's current portfolio of loans. Standard automobile loans for both new and used cars have faced extensive competition in light of the car manufacturers' zero-rate or low-rate financing plans. The Bank continues to be competitive in these markets by stressing the use of home equity loans for consumer purchases that may give rise to tax-deductible interest payments, as well as dealing directly with the dealers to offer various financing alternatives.

                                                                             10.

The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2003.

One Year        One Through          Over
or less         Five Years        Five Years
-------         ----------        ----------
$18,136           $18,889          $92,146

Of the loans included above with maturities exceeding one year, $9,458,000 have fixed rates to maturity, while $101,577,000 have adjustable rates.

The Bank's loan portfolio represents its largest and highest yielding earning assets. It also contains the most risk of loss. This risk is due mainly to changes in borrowers' primary repayment capacity, general economic conditions, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and training of personnel.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to cover probable loan losses to be incurred. Management prepares a written report analyzing the adequacy of the allowance for loan losses and the Board of Directors reviews this on a monthly basis. Each loan portfolio, by type and by collateral, is evaluated independently to identify probable incurred losses. Factors considered include historical and current delinquencies, pertinent known economic conditions, specific knowledge of the circumstances of individual credits, industry sector changes, and estimated collateral values for known problem loans. Under this methodology, the sufficiency of the total allowance may vary depending on changes, if any, in the mix of the loan types and whether or not total loans increase or decrease. Management judgments as to the probability of loss and the amount of loss for individual loans and pools of loans are subjective and subject to change over time. Each type of loan category is assigned a specific loss-potential percentage, and when the mix of different loan types changes, the required value of the reserve is automatically adjusted.

The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31, 2003.

                                                 2003         2002         2001         2000         1999
                                                 ----         ----         ----         ----         ----
Balance at beginning of period                 $ 2,091      $ 1,743      $ 2,089      $ 1,499      $ 1,183
Loans charged off:
      Commercial                                  (693)        (319)      (1,244)         (65)         (12)
      Real estate                                   (3)          --           --           --           --
      Consumer                                    (971)        (619)        (565)        (523)        (291)
                                               -------      -------      -------      -------      -------
           Total loans charged off              (1,667)        (938)      (1,809)        (588)        (303)
                                               -------      -------      -------      -------      -------
Recoveries of loans previously charged off:
      Commercial                                    15           37          253           42            8
      Real estate                                   --            2           --           --           --
      Consumer                                      92           92          120          132          116
                                               -------      -------      -------      -------      -------
           Total loan recoveries                   107          131          373          174          124
                                               -------      -------      -------      -------      -------
Net loans charged off                           (1,560)        (807)      (1,436)        (414)        (179)
Provision charged to operating expense           1,972        1,155        1,090        1,004          495
                                               -------      -------      -------      -------      -------
Balance at end of period                       $ 2,503      $ 2,091      $ 1,743      $ 2,089      $ 1,499
                                               =======      =======      =======      =======      =======

Ratio of net charge-offs to average
   loans outstanding for period                   0.77%        0.41%        0.70%        0.20%        0.10%

The allowance for loan losses has undergone numerous reviews and changes over the last few years, with more and more weight being given to the customers' ability to repay the loans regardless of eventual

                                                                             11.

collateral coverage. Some of those relationships proved to be losses, as can be seen in the above table, while others did not result in any loss. Over the five year period shown, net losses have grown steadily, the provision amount has also risen, and in 2003, the Corporation added almost $2,000,000 to the allowance and incurred $1,560,000 of net losses. The allowance now stands at more than 1.2% of gross loans, the highest level in the Corporation's history, both in terms of percentage and absolute dollars. $225,000 of the 2003 actual losses on commercial loans was one credit relationship that had been held up in probate court for two years. That loan finally was paid off when the probate was settled. All loans charged off are subject to continuing review, and concerted efforts are made to maximize recovery.

The charge-offs in commercial loans tend to happen in larger dollar amounts than on the consumer loan side. Consumer loans are constant in their charge-downs and will vary with the economic conditions concerning employment and productivity. Changes in bankruptcy laws have made it easier for consumers to shed unsecured debt. As this has happened, the Corporation has tried to emphasize more collateral-based lending. Where this is not possible, the credit is placed through Advantage at loan rates consistent with the risk involved. So far the risks involved in consumer charge-offs have been made up through the higher rates charged on these riskier loans. Efforts are continually underway to collect on as many charged-off balances as possible. This effort is reflected somewhat in the increase in legal expenses which have been incurred in an effort to increase recoveries going forward.

Before loans are charged off, they usually go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30-, 60-, 90-days at a time. Those loans are put on a list of loans to "watch" as they continue to under-perform according to original terms. Repeat offenders are moved to non-accrual status when their delinquencies have been frequent or sustained enough to assume that normal payments may never be reestablished. This prevents the Corporation from recognizing income it may never collect and usually creates small negative spikes in earnings as any accrued interest already on the books is reversed from prior earnings estimates. Large loans such as the one that went through years of court delays can create spikes in the amount of non-performing loans, as shown in the table below. The $225,000 charge-off amount was part of a $2,200,000 total loan relationship that at the end of 2002 accounted for the majority of the $3,352,000 designated as impaired. While that situation has been resolved, other loans have experienced their own levels of non-performance. The new balance in the allowance allows the Bank to have full coverage for all such relationships.

Loans are placed on non-accrual status when management believes that the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collectible. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged off.

The Corporation considers loans impaired if full principal and interest payments are not anticipated pursuant to the terms of the contract. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans.

                                                                             12.

The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.

                      Percentage of          Percentage of          Percentage of          Percentage of        Percentage of
                      Loans in Each          Loans in Each          Loans in Each          Loans in Each        Loans in Each
                       Category to            Category to            Category to            Category to          Category to
                    Allowance   Total      Allowance   Total      Allowance   Total       Allowance   Total    Allowance   Total
                     Amount     Loans       Amount     Loans       Amount     Loans        Amount     Loans     Amount     Loans
                     ------     -----       ------     -----       ------     -----        ------     -----     ------     -----
                    December 31, 2003      December 31, 2002      December 31, 2001      December 31, 2000     December 31, 1999
                    -----------------      -----------------      -----------------      -----------------     -----------------
Commercial          $ 1,391       63%      $   885      57%       $    538     45%       $    809     43%      $    207     40%
Real estate             121       12           116      15             199     24             154     23             83     20
Consumer                991       25         1,090      25           1,006     31           1,126     34          1,184     40
Unallocated              --      n/a            --     n/a              --    n/a              --    n/a             25    n/a
                    -------      ---       -------     ---        --------    ---        --------    ---       --------    ---
      Total         $ 2,503      100%      $ 2,091     100%       $  1,743    100%       $  2,089    100%      $  1,499    100%
                    =======      ===       =======     ===        ========    ===        ========    ===       ========    ===

Commercial loans and commercial real estate loans that are classified as substandard or doubtful are subject to review through the internal loan review process. Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage, home equity, automobile and credit card loans.

The following schedule summarizes impaired and nonperforming loans (in thousands) as of December 31.

                                                            2003            2002            2001          2000            1999
                                                            ----            ----            ----          ----            ----
Impaired loans                                           $    2,462     $     3,352     $    1,002     $     2,365     $      186
                                                         ==========     ===========     ==========     ===========     ==========
Loans accounted for on a nonaccrual basis
   (includes substantially all impaired loans)           $    2,377     $     3,865     $    1,247     $     1,840     $      530
Accruing loans which are contractually past
   due 90 days or more as to interest or
   principal payments                                            83              46            977              71            212
Loans that are "troubled debt restructurings"
   as defined in Statement of Financial
   Accounting Standard No. 15
   (exclusive of loans listed above)                             --              --             --              --             --
                                                         ----------     -----------     ----------     -----------     ----------
      Total nonperforming loans                          $    2,460     $     3,911     $    2,224     $     1,911     $      742
                                                         ==========     ===========     ==========      ==========      =========

Nonperforming loans to Allowance for loss                      0.98            1.87           1.28            0.92           0.49

Interest income recognized on impaired loans was $21,000 in 2003 and $203,000 in 2002. The outstanding balance of impaired loans as of the end of 2003 is smaller than in 2002, but one loan made up $2,240,000 of the balances for 2002, and it was expected to cost the Corporation $275,000, while it was still earning interest up until the end of 2002. As we know now, that loan cost us $225,000 in charge-offs. The interest on that loan contributed most of the collected interest in 2002, while current balances are made up of mostly non-accrual loans.

As of December 31, 2003, there are no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.

Another factor associated with asset quality is Other Real Estate Owned ("OREO"). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. Eight properties were briefly held as OREO in 2001, and disposed of at a profit of $29,000. Three properties were held during parts of 2002 at an initial value of $190,000, and disposed of at a profit

                                                                             13.

of $21,000. There are two properties held at year end 2003. Management feels these properties will both be sold for book value.

SECURITIES

All securities are classified as available for sale and are carried at fair value. U.S Treasury and Agency securities were allowed to pay down and the proceeds were reinvested into tax free obligations and mortgage-backed securities in order to increase yields and provide pledgeable collateral for possible borrowings. Some of the tax free portfolio was sold off to take advantage of market conditions to realize gains and reposition the portfolio to eliminate out-of-state holdings. As of December 31, 2003, there are no concentrations of securities of any one issuer, other than the U.S. Government and Government Agencies, whose carrying value exceeds 10% of shareholders' equity.

The carrying value of securities available for sale (in thousands) as of December 31 are summarized as follow:

                                                                      2003          2002           2001
                                                                      ----          ----           ----
U.S. Treasury and U.S. Government
        Agency securities                                         $     6,037    $     4,789    $      604
Obligations of states and political subdivisions                       27,287         20,559        15,484
Corporate bonds                                                            --             --            --
Mortgage-backed securities                                             13,293         12,518        12,199
Equity investments                                                      1,874          1,802         1,501
                                                                  -----------    -----------    ----------
                                                                  $    48,491    $    39,668    $   29,788
                                                                  ===========    ===========    ==========

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) for each category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2003:

                                                                        Maturing                Maturing
                                                Maturing in             After One              After Five               Maturing
                                                 One Year             Year Through            Years Through               After
                                                  or Less              Five Years               Ten Years               Ten Years
                                              Amount      Yield      Amount      Yield       Amount     Yield       Amount    Yield
                                              ------      -----      ------      -----       ------     -----       ------    -----
U.S. Treasury and U.S. Government
    Agency securities                       $     965     3.00%    $   5,072     4.49%     $      --              $      --
Obligations of states and political
    subdivisions                                   --                  2,471     6.26%        18,484     6.01%        6,332    6.34%
Mortgage-backed securities                         --                     --                   2,404     3.69%       10,889    4.05%
                                            ---------     ----     ---------     ----      ---------     ----     ---------    ----
       Total                                $     965     3.00%    $   7,543     5.07%     $  20,888     5.74%    $  17,221    4.89%
                                            =========     ====     =========     ====      =========     ====     =========    ====

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

DEPOSITS

Total deposits increased to $238,751,000 in 2003 from $222,808,000 in 2002 and $205,221,000 in 2001. In order to understand the growth pattern, it is easier to look at the average balances shown below for those three years. Interest-bearing demand deposits have grown steadily from year-to-year, but the interest expense on those deposits has fallen as general interest rates have fallen. Those rates would have fallen more except for one large public fund entity which had a long-term agreement guaranteeing them a favorable rate in lieu of continually bidding on and rolling over various portions of their funds in time

                                                                             14.

deposit accounts. That one account makes up more than $10,000,000 in balances. That account was renegotiated toward the end of 2003, and now pays a more market appropriate rate for the next two years. The average noninterest-bearing demand deposits grew to $19,977,000 in 2003 from $18,697,000 in 2002 and $16,844,000 in
2001. This represents a steady increase in basic banking relationships, where current working funds support customers' day-to-day funding needs. Basic savings accounts have more or less held steady, even in the face of drastically falling interest rates being paid on them. The average balance of savings accounts were $20,387,000 in 2003, down slightly from $21,040,000 and $20,779,000 in 2002 and
2001. The real story lies in the interest-bearing time deposit balances. In 2003 they averaged $122,604,000, compared to $104,522,000 in 2002 and $122,568,000 in
2001. In 2001 there were more than $45,000,000 of such accounts, most in small denominations earning around 7%, with original maturities ranging from 21 to 36 months, and remaining maturities ranging from 6 to 9 months. As those deposits matured throughout 2002, the majority of those customers chose not to renew at the then-current rates. They were eventually replaced by large-balance public fund placements and selected issues of brokered funds, many of which were also in denominations of $100,000 or more. All of those placements were done at then-current market rates. The result was a drastic reduction in the average cost of funds, lowering the effective rate from 5.97% to 3.29% as shown in the table.

The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2003:

Three months or less                                                    $    7,882
Over three months through six months                                         6,272
Over six months through twelve months                                        5,025
Over twelve months                                                          21,380
                                                                        ----------
     Total                                                              $   40,559
                                                                        ==========

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31:

                                                          2003                          2002                        2001
                                                ------------------------     -----------------------     -----------------------
                                                   Average     Average         Average      Average        Average      Average
                                                   Amount       Rate           Amount        Rate          Amount        Rate
                                                   ------       ----           ------        ----          ------        ----
Interest-bearing demand deposits               $     66,037     1.41%      $     59,863      1.86%      $    49,776      2.62%
Savings deposits                                     20,387     0.39             21,040      0.77            20,779      1.70
Time deposits                                       122,604     3.29            104,522      4.17           122,568      5.97
Demand deposits (noninterest-bearing)                19,977                      18,697                      16,844
                                               ------------                ------------                 -----------
      Total                                    $    229,005                $    205,122                 $   209,967
                                               ============                ============                 ===========

OTHER ASSETS

Other assets were $2,431,000 at year-end 2003 compared to $2,738,000 at year-end 2002. The decrease is primarily due to a reduction in value of the mortgage servicing rights intangible. While no new loans were added to the anticipated future servicing portfolio, amortization of the prior balance coupled with write-downs of fully paid off loans accounted for $304,000 of expense. Balances in OREO increased $150,000, but that was offset by lower balances in prepaid expenses and other miscellaneous assets.

CAPITAL RESOURCES

Total shareholders' equity at year-end 2003 was $21,155,000, an increase of only $377,000 over the balance of $20,778,000 in 2002. While the Corporation earned $1,273,000 in 2003, $884,000 was paid out as dividends, and another $174,000 paid out to buy back treasury shares. The dividend was maintained despite the lower reported earnings, since the cash flows of the Corporation could support them, and the nature of so many of the items going against this year's earnings, most of which are non-cash items. This includes the difference between the provision at $1,972,000 and net charge-offs $1,560,000, the $304,000 of mortgage servicing rights amortization, and the additional personnel expense of $292,000 for the

                                                                             15.

employment contract terminations. Those three items account for more than $1,000,000 in additional charges before taxes.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 2003, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8%, with half of the capital composed of core capital. Minimum leverage ratios range from 3% to 5% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution's balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution's Tier 1 capital with certain limitations in meeting the total risk-based capital requirements. At December 31, 2003, the Bank's total risk-based capital ratio and leverage ratio were 11.1% and 7.7%, thus exceeding the minimum regulatory requirements. At December 31, 2002, the ratios were 11.3% and 8.2%. The Corporation has similar capital requirements on a consolidated basis as described in Note 13 of the consolidated financial statements.

At this time, management does not anticipate a need for additional capital. Daily transactions provide sufficient working capital to run the Corporation. There are sufficient unissued shares available should any opportunities for acquisition arise.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has certain obligations and commitments to make future payments under contracts. At December 31, 2003, the aggregate contractual obligations and commitments are:

Contractual obligations

                                                                                     Payments Due by Period
                                                                         Less Than          1-3            3-5           After
(in thousands)                                             Total         One Year          Years          Years         5 Years
                                                           -----         --------          -----          -----         -------
Time deposits and certificates of deposit              $    123,787     $    58,440     $   56,200     $     7,908     $    1,239
Borrowed funds                                               11,500              --             --          11,500             --
                                                      -------------     -----------     ----------     -----------     ----------
Total                                                  $    135,287     $    58,440     $   56,200     $    19,408     $    1,239
                                                      =============     ===========     ==========     ===========     ==========

Other commitments

                                                                      Amount of Commitment - Expiration by Period
                                                                         Less Than         1-3             3-5           After
(in thousands)                                              Total         One Year        Years           Years         5 Years
                                                            -----         --------        -----           -----         -------
Commitments to extend commercial credit                  $   11,104     $     9,718     $    1,137     $       141     $      108
Commitments to extend consumer credit                        15,056           5,414            438           1,489          7,715
Standby letters of credit                                     2,012              12             --              --          2,000
                                                         ----------     -----------     ----------     -----------     ----------
Total                                                    $   28,172     $    15,144     $    1,575     $     1,630     $    9,823
                                                         ==========     ===========     ==========     ===========     ==========

Items listed above under "Contractual obligations" represent standard bank financing activity under normal terms and practices. Such funds normally roll-over or are replaced by like items depending on then-current financing needs. Items shown under "Other commitments" also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees

                                                                             16.

to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source's failure to provide sufficient financing, the bank would be called upon to fill the need. The bank is also continually engaged in the process of approving new loans in a bidding competition with other banks. Terms of possible new loans are approved by management and Board committees, with caveats and possible counter terms made to the applicant customers. Those customers may accept those terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered, and would be required to be funded if accepted. Such agreements represent about $1,454,000 at year end, for various possible maturity terms.

LIQUIDITY

Liquidity refers to the Corporation's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses and meet other obligations. Primary sources of liquidity are cash and cash equivalents, which totaled $10,624,000 at year-end 2003 as compared to $7,057,000 at year-end 2002. Net income, securities available for sale and repayments and maturities of investments and loans serve to increase liquidity. Other sources of liquidity, that could be used to help ensure funds are available when needed, include but are not limited to, purchase of federal funds, sale of securities, obtaining advances from the FHLB, adjustments of interest rates to attract deposits, and borrowing at the Federal Reserve discount window. The Bank has $11,500,000 in advances borrowed from the FHLB as of year-end 2003, and an additional amount of $17,271,000 is available based upon current collateral. Management believes that its sources of liquidity are adequate to meet the needs of the Corporation.

A measure of liquidity is the relationship of loans to deposits and borrowed funds. Lower ratios indicate greater liquidity. At December 31, 2003 and 2002, the ratio of loans to deposits and borrowed funds was 82.4% and 86.1%. Management believes that these ratios represent acceptable levels of liquidity.

Net cash flows from operating activities have historically fluctuated due to the dollar volume of mortgage loans being originated and the amount of those loans sold. The significant changes in operating activities have led to an emphasis on growing the commercial and consumer loan portfolios. Pay-downs and payoffs of the indirect consumer loans based out of Denver has provided some of the requisite funding as has the growth in the Bank's deposit base. See the consolidated statements of cash flows in the accompanying financial statements for a more detailed presentation of the Corporation's cash flows from operating, investing and financing activities.

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

                                                                             17.

during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income.

Management monitors its gap position with the goal to increase its net interest income slightly in a rising interest rate environment, in order to maintain earnings at an acceptable level when additional funding of loan loss reserve may be necessary. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates of the majority of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have primarily fixed rates of interest, except for home equity loans. At year end 2003, the Corporation's gap position was positive as more assets are set to reprice in the coming year than are deposits, but by a factor less than 10% of total assets, the limit established by the Board of Directors. At year end 2002, the Corporation's gap position was also positive as that large block of high-rate time deposits had finally matured during the first two quarters of 2002. The total gap at the one-year level was again within the limit set by the Board of Directors.

The following tables provide information about the Corporation's financial instruments, used for purposes other than trading, that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For core deposits (demand, interest-bearing checking, savings and money market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation's historical experience, management's judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors, and does not represent when the rates on these items may be changed. Weighted-average variable rates are based upon rates existing at the reporting date.

             PRINCIPAL/NOTIONAL AMOUNT WITH EXPECTED MATURITIES IN:
                             (Dollars in thousands)

For the Year Ended December 31, 2003:

                                                                                                                          Fair
                                         2004        2005       2006        2007       2008    Thereafter     Total       Value
                                         ----        ----       ----        ----       ----    ----------     -----       -----
RATE-SENSITIVE ASSETS:
Fixed interest rate loans              $ 8,614     $ 5,493    $ 8,647     $12,108    $ 9,622    $ 25,612    $ 70,096    $ 72,523
    Average interest rate                 5.37%       9.25%      9.79%      10.58%     10.21%       9.14%       8.92%
--------------------------------------------------------------------------------------------------------------------------------
Variable interest rate loans           $11,094     $  4,23    $ 1,669     $ 2,388    $ 4,945    $111,848    $136,178    $136,574
    Average interest rate                 5.60%       4.89%      5.70%       5.66%      5.75%       5.58%       5.57%
--------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate securities         $ 1,000     $ 5,157    $    --     $   540    $ 1,081    $ 35,564    $ 43,342    $ 43,678
    Average interest rate                 3.00%       4.51%                  6.53%      6.07%       5.47%       5.33%
--------------------------------------------------------------------------------------------------------------------------------
Variable interest rate securities           --          --         --          --         --    $  2,967    $  2,967    $  2,940
    Average interest rate                                                                           4.20%       4.20%
--------------------------------------------------------------------------------------------------------------------------------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits           $ 6,532     $ 5,224    $ 3,918     $ 3,265    $ 3,265    $  3,918    $ 26,122    $ 26,122
--------------------------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits       $16,348     $16,184    $16,184     $16,184    $16,184    $  7,759    $ 88,843    $ 88,843
    Average interest rate                 0.84%       0.84%      0.84%       0.84%      0.84%       0.84%       0.84%
--------------------------------------------------------------------------------------------------------------------------------
Interest-bearing time deposits         $58,440     $45,959    $10,241     $ 5,203    $ 2,705    $  1,239    $123,787    $125,612
    Average interest rate                 2.55%       3.53%      3.10%       4.25%      3.50%       4.11%       3.06%
--------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate borrowings              --          --         --          --    $11,500                $ 11,500    $ 12,290
    Average interest rate                                                               4.60%                   4.60%
--------------------------------------------------------------------------------------------------------------------------------
Variable interest rate borrowings           --          --         --          --         --          --          --          --
    Average interest rate
--------------------------------------------------------------------------------------------------------------------------------

                                                                             18.

For the Year Ended December 31, 2002:

                                                                                                                           Fair
                                         2003        2004       2005        2006       2007     Thereafter     Total       Value
                                         ----        ----       ----        ----       ----     ----------     -----       -----
RATE-SENSITIVE ASSETS:
Fixed interest rate loans              $ 8,694     $ 3,656    $ 8,288     $ 9,817    $ 8,458    $  41,348    $ 80,261    $  83,529
    Average interest rate                 6.49%      10.51%      9.36%       9.99%     10.82%        9.32%       9.00%
----------------------------------------------------------------------------------------------------------------------------------
Variable interest rate loans           $11,967     $ 1,947    $ 3,120     $ 1,528    $ 3,500    $  99,742    $121,804    $ 122,502
    Average interest rate                 5.79%       5.11%      5.02%       6.22%      6.34%        6.11%       6.04%
----------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate securities         $    --     $ 3,264    $   522     $   545    $ 1,091    $  27,600    $ 33,022    $  33,224
    Average interest rate                               --       2.82%       2.99%      6.53%        6.07%       5.28%        5.04%
----------------------------------------------------------------------------------------------------------------------------------
Variable interest rate securities        1,000          --         --          --         --    $   3,644    $  4,644    $   4,642
    Average interest rate                 2.43%                                                      3.97%       3.64%
----------------------------------------------------------------------------------------------------------------------------------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits           $ 5,613     $ 4,490    $ 3,368     $ 2,807    $ 2,807    $   3,368    $ 22,453    $  22,453
----------------------------------------------------------------------------------------------------------------------------------
Interest-bearing demand deposits       $15,520     $15,471    $15,471     $15,471    $15,471    $   7,417    $ 84,821    $  84,821
    Average interest rate                 1.57%       1.57%      1.57%       1.57%      1.57%        1.57%       1.57%
----------------------------------------------------------------------------------------------------------------------------------
Interest-bearing time deposits         $43,327     $32,110    $31,509     $ 3,846    $ 4,681    $       1    $115,474    $ 118,324
    Average interest rate                 3.09%       3.44%      4.15%       4.55%      4.35%        3.94%       3.58%
----------------------------------------------------------------------------------------------------------------------------------
Fixed interest rate borrowings              --          --         --          --         --    $  11,500    $ 11,500    $  12,517
    Average interest rate                                                                            4.60%       4.60%
----------------------------------------------------------------------------------------------------------------------------------
Variable interest rate borrowings      $   350          --         --          --         --           --    $    350    $     350
    Average interest rate                 1.56%                                                                  1.56%
----------------------------------------------------------------------------------------------------------------------------------

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation disclosed the estimated fair value of its financial instruments at December 31, 2003 and 2002 in the notes to the consolidated financial statements. The estimated fair value of financial instruments generally increased in 2003 due to the one additional reduction in the interest rate environment, followed by an extended period of little or no rate movements at all.

IMPACT OF INFLATION

The financial data included herein has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which generally do not recognize changes in the relative value of money due to inflation or recession.

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

ACCOUNTING STANDARDS

New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that the new accounting standards adopted in 2003 do not have a material impact on the Corporation's financial condition or results of operations.

                                                                             19.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Auburn Hills, Michigan
February 6, 2004

                                                                             20.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

                                                Crowe Chizek and Company LLC

Columbus, Ohio
February 7, 2003

                                                                             21.

                           COMMERCIAL BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2003 and 2002

(Dollars in thousands)

                                                                     2003              2002
                                                                     ----              ----
ASSETS
Cash and cash equivalents                                         $   9,524         $   7,057
Federal funds sold                                                    1,100              --
                                                                  ---------         ---------
      Cash equivalents and federal funds sold                        10,624             7,057

Securities available for sale                                        48,491            39,668
Total loans                                                         206,274           202,065
Allowance for loan loss                                              (2,503)           (2,091)
                                                                  ---------         ---------
      Loans, net                                                    203,771           199,974
Premises and equipment, net                                           6,380             6,167
Accrued interest receivable                                           1,143             1,197
Other assets                                                          2,431             2,738
                                                                  ---------         ---------

                Total assets                                      $ 272,840         $ 256,801
                                                                  =========         =========

LIABILITIES
Deposits
      Noninterest-bearing demand                                  $  26,123         $  22,453
      Interest-bearing demand                                        68,656            64,678
      Savings and time deposits                                     103,413           102,363
      Time deposits $100,000 and greater                             40,559            33,314
                                                                  ---------         ---------
           Total deposits                                           238,751           222,808
FHLB advances                                                        11,500            11,500
Federal funds purchased                                                  --               350
Accrued interest payable                                                415               329
Other liabilities                                                     1,019             1,036
                                                                  ---------         ---------
      Total liabilities                                             251,685           236,023
                                                                  ---------         ---------

SHAREHOLDERS' EQUITY
Common stock, no par value, 4,000,000 shares authorized,
   1,164,722 and 1,164,233 issued in 2003 and 2002                   10,684            10,674
Retained earnings                                                    10,607            10,256
Deferred compensation plan shares,
   11,033 shares in 2003, 11,113 in 2002                               (270)             (272)
Treasury stock, 2,770 shares in 2003, 529 shares in 2002                (70)              (12)
Accumulated other comprehensive income                                  204               132
                                                                  ---------         ---------
      Total shareholders' equity                                     21,155            20,778
                                                                  ---------         ---------

                Total liabilities and shareholders' equity        $ 272,840         $ 256,801
                                                                  =========         =========

          See accompanying notes to consolidated financial statements.

                                                                             22.

                           COMMERCIAL BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2003, 2002 and 2001

(Dollars in thousands, except per share data)

                                                           2003           2002            2001
                                                           ----           ----            ----
INTEREST AND DIVIDEND INCOME
Interest and fees on loans                                $14,334        $15,172        $17,584
Interests on securities:
      Taxable                                                 652            628            924
      Nontaxable                                            1,122            797            711
Other                                                          20             15             13
                                                          -------        -------        -------
           Total interest income                           16,128         16,612         19,232

INTEREST EXPENSE
Interest on deposits                                        5,040          5,634          8,977
Interest on borrowings                                        541            709            982
                                                          -------        -------        -------
           Total interest expense                           5,581          6,343          9,959

NET INTEREST INCOME                                        10,547         10,269          9,273

Provision for loan loss                                     1,972          1,155          1,090
                                                          -------        -------        -------

Net interest income after provision for loan loss           8,575          9,114          8,183
                                                          -------        -------        -------

NONINTEREST INCOME
Service fees and overdraft charges                          2,115          1,797          1,320
Gains on sale of securities, net                              129            399            266
Gains on sale of loans, net                                     7            418            960
Gains on sale of other assets, net                             --             21              5
Other income                                                  434            436            386
                                                          -------        -------        -------
      Total noninterest income                              2,685          3,071          2,937
                                                          -------        -------        -------

NONINTEREST EXPENSES
Salaries and employee benefits                              4,944          4,505          4,211
Occupancy, furniture and equipment                            940            954          1,134
Data processing                                               715            681            635
State taxes                                                   369            351            346
FDIC deposit insurance                                         68             67             80
Professional fees                                             292            325            306
Amortization and impairment charges of intangibles            321            488            580
Other operating expense                                     2,216          2,214          2,026
                                                          -------        -------        -------
      Total noninterest expense                             9,865          9,585          9,318

Income before income taxes                                  1,395          2,600          1,802

Income tax expense                                            122            640            408
                                                          -------        -------        -------

NET INCOME                                                $ 1,273        $ 1,960        $ 1,394
                                                          =======        =======        =======

Basic earnings per common share                           $  1.10        $  1.69        $  1.21
                                                          =======        =======        =======
Diluted earnings per common share                         $  1.09        $  1.69        $  1.20
                                                          =======        =======        =======

          See accompanying notes to consolidated financial statements.

                                                                             23.

                           COMMERCIAL BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2003, 2002, and 2001

                                                                                 Accumulated
                                                          Additional               Other         Stock                   Total
                                                 Common    Paid-In    Retained  Comprehensive   Ownership   Treasury  Shareholders'
(Dollars in thousands)                Shares     Stock     Capital    Earnings     Income      Plan Shares    Stock      Equity
                                     ---------  -------   ----------  --------  -------------  -----------  --------  -------------
Balance at January 1, 2001           1,050,778  $  8,002  $      152  $ 10,854  $        (267) $      (152) $     --  $      18,589

Comprehensive income:
    Net income                                        --          --     1,394             --           --        --          1,394
    Change in net unrealized gain
    (loss) on securities available
    for sale, net of
    reclassification and tax effect                   --          --        --             67           --        --             67
                                                                                                                      -------------
       Total comprehensive income                     --          --        --             --           --        --          1,461
Cash dividends declared                               --          --      (831)            --           --        --           (831)
Shares acquired for deferred
compensation 2,885                          --        --          53        --             --          (53)       --             --
Stock dividend declared, 10% of
common shares                          104,516     2,239          --    (2,239)            --           --        --             --
                                     ---------  --------  ----------  --------  -------------  -----------  --------  -------------

Balance at December 31, 2001         1,155,294  $ 10,241  $      205  $  9,178  $        (200) $      (205) $     --  $      19,219
                                     =========  ========  ==========  ========  =============  ===========  ========  =============
Comprehensive income:
    Net income                                        --          --     1,960             --           --        --          1,960
    Change in net unrealized gain
    (loss) on securities available
    for sale, net of
    reclassification and tax effect                   --          --        --            332           --        --            332
                                                                                                                      -------------
       Total comprehensive income                     --          --        --             --           --        --          2,292
Cash dividends declared                               --          --      (882)            --           --        --           (882)
Shares acquired for deferred
compensation 2,827                          --        --          67        --             --          (67)       --             --
Issue of stock under stock option
plans                                    8,250       145          --        --             --           --        --            145
Purchase of treasury stock                (529)       --          --        --             --           --       (12)           (12)
Issuance of shares common stock            689        16          --        --             --           --        --             16
                                     ---------  --------  ----------  --------  -------------  -----------  --------  -------------

Balance at December 31, 2002         1,163,704  $ 10,402  $      272  $ 10,256  $         132  $      (272) $    (12) $      20,778
                                     =========  ========  ==========  ========  =============  ===========  ========  =============

          See accompanying notes to consolidated financial statements.

                                                                             24.

                           COMMERCIAL BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2003, 2002, and 2001

(Dollars in thousands)
Balance at January 1, 2003           1,163,704  $ 10,402  $      272  $ 10,256  $         132  $      (272) $    (12) $      20,778

Comprehensive income:
    Net income                                        --          --     1,273             --           --        --          1,273
    Change in net unrealized gain
    (loss) on securities available
    for sale, net of
    reclassification and tax effect                   --          --        --             72           --        --             72
                                                                                                                      -------------
       Total comprehensive income                     --          --        --             --           --        --          1,345
Cash dividends declared                               --          --      (884)            --           --        --           (884)
Shares acquired for deferred
 compensation 330 shares                    --        --           8        --             --           (8)       --             --
Shares divested for deferred
 compensation 410 shares                    --        --         (10)       --             --           10        --             --
Purchase of treasury stock              (6,960)       --          --        --             --           --      (174)          (174)
Issue of treasury stock under stock
 option plans                            4,719        --          --       (38)            --           --       116             78
Issue of stock under stock option
 plans                                     489        12          --        --             --           --        --             12
                                     ---------  --------  ----------  --------  -------------  -----------  --------  -------------
Balance at December 31, 2003         1,161,952  $ 10,414  $      270  $ 10,607  $         204  $      (270) $    (70) $      21,155
                                     =========  ========  ==========  ========  =============  ===========  ========  =============

          See accompanying notes to consolidated financial statements.

                                                                             25.

                           COMMERCIAL BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CSH FLOWS
                  Years ended December 31, 2003, 2002, and 2001

(Dollars in thousands)                                           2003        2002        2001
                                                              ----------   --------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                  $    1,273   $  1,960   $   1,394
  Adjustments to reconcile net income to net cash from
    operating activities
       Depreciation                                                  508        526         706
       Provisions for loan loss                                    1,972      1,155       1,090
       Deferred income taxes                                        (311)      (296)        (78)
       Gain on sale of securities                                   (130)      (399)       (266)
       Gain on sale of loans                                          (7)      (418)       (906)
       Gain on other real estate owned                                --        (21)         (2)
       Gain on sale of assets                                         --        (15)         (3)
       Stock dividends on FHLB stock                                 (72)       (76)        (94)
       Net amortization on securities                                187        203         133
       Amortization and impairment of intangible assets              321        488         580
       Changes in
         Loans held for sale                                         226     12,581       3,511
         Interest receivable                                          54         63         425
         Interest payable                                             86       (117)       (154)
         Other assets and liabilities                                149        710        (583)
                                                              ----------   --------   ---------
       Net cash from operating activities                          4,256     16,344      (5,699)
                                                              ----------   --------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Securities available for sale
       Purchases                                                 (35,699)   (34,130)    (23,706)
       Maturities and repayments                                   5,275      3,010       4,754
       Sales                                                      21,723     22,028      22,442
  Net change in loans                                             (6,547)   (16,226)     10,685
  Proceeds from sale of OREO                                         655        251          --
  Proceeds from sale of PP&E                                          --         52          --
  Bank premises and equipment expenditures, net                     (721)      (376)       (384)
                                                              ----------   --------   ---------
       Net cash from investing activities                        (15,314)   (25,391)     13,791
                                                              ----------   --------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
 Net change in deposits                                           15,943     17,587     (13,351)
 Net change in FHLB advances and federal funds                      (350)    (8,390)     (3,760)
 Net change in line of credit borrowing                               --         --        (500)
 Cash dividends paid                                                (884)      (882)       (831)
 Issuance of common stock                                             12         16          --
 Purchase of treasury stock                                         (174)       (12)         --
 Options exercised                                                    78        145          --
                                                              ----------   --------   ---------
       Net cash from financing activities                         14,625      8,464     (18,442)
                                                              ----------   --------   ---------

Net change in cash and cash equivalents                            3,567       (583)      1,048
Cash and cash equivalents at beginning of year                     7,057      7,640       6,592
                                                              ----------   --------   ---------

Cash and cash equivalents at end of year                      $   10,624   $  7,057   $   7,640
                                                              ==========   ========   =========
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest                                        $    5,496   $  6,461   $  10,113
Cash paid for income taxes                                           403        740         435
Non-cash transfer of loans to foreclosed/repossessed assets          560        425         395

          See accompanying notes to consolidated financial statements.

                                                                             26.

                          COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 Years ended December 31, 2003, 2002, and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (Corporation), its wholly owned subsidiary, The Commercial Savings Bank (Bank) and the Bank's wholly owned subsidiary, Advantage Finance, Incorporated (Advantage). The Bank also owns a 49.9% interest in Beck Title Agency, Ltd. which is accounted for using the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation. The Corporation also operated a payday advance affiliate under the name Cash Advantage, Inc. which it closed in December of 2003.

Nature of Operations: Commercial Bancshares, Inc. is a financial holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion, Hancock, Union, and Franklin counties. Advantage Finance, Inc. is a consumer finance company operating in Marion, Ohio and Findlay, Ohio. These market areas provide the source of substantially all of the Corporation's deposit and loan activities, although some indirect loans are made to borrowers outside the Corporation's immediate market area, currently lending more than $18,500,000 through Advantage Finance. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from these estimates and assumptions. The collectibility of loans, fair values of financial instruments, including mortgage servicing rights, and the status of contingencies are particularly subject to change.

Cash and cash equivalents: Cash and cash equivalents include cash, noninterest bearing demand deposits with banks, and federal funds sold.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. At year-end 2003 and 2002, no securities were classified as trading assets. Securities such as Federal Home Loan Bank Stock are carried at cost.

Interest income includes net amortization of purchase premiums and discounts. Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary.

                                                                             27.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans Held for Sale: Certain residential mortgage loans were originated for sale in the secondary-mortgage loan market. These loans are included in real estate loans and are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. No loans were designated as held for sale at year end 2003, and only $226,000 were designated as such at the end of 2002.

Loans Receivable: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, allowance for loan losses, and charge offs. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. When a loan is placed on nonaccrual status, all unpaid interest is reversed to interest income. Payments received on such loans are reported as principal reductions until qualifying for return to accrual status. Accrual is resumed when all contractually due payments are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

                                                                             28.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Real Estate: Real estate acquired in settlement of loans is initially reported at the lower of fair value or carrying amount at acquisition, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that the new accounting standards adopted in 2003 do not have a material impact on the Company's financial condition or results of operations.

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

Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (in thousands except per share data).

                                                                             29.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

                                                     2003       2002      2001
                                                   --------   --------   --------
Income as reported                                 $  1,273   $  1,960   $  1,394
Deduct: Stock-based compensation expense
Determined under fair value based method                 43         44         67
                                                   --------   --------   --------
Pro forma net income                                  1,230      1,916      1,327
Pro forma earnings per share
             Basic                                $    1.06   $   1.69   $   1.21
             Diluted                                   1.06       1.69       1.20

Earnings per share as reported
             Basic                                $    1.10   $   1.65   $   1.15
             Diluted                                   1.09       1.65       1.14

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

Comprehensive Income: Comprehensive income, which is recognized as separate components of equity, consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale.

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

Industry Segments: While the Corporation's chief decision makers monitor the revenue streams of various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable segment.

Financial Statement Presentation: Some items in prior financial statements have been reclassified to conform to the current presentation.

                                                                             30.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 2 - SECURITIES

The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                                           Gross        Gross
                                                                Fair     Unrealized   Unrealized
                                                                Value      Gains        Losses
                                                              --------   ----------   ----------
2003
         Obligations of U.S. Government
            and federal agencies                              $  6,037   $       11   $     (115)
         Obligations of state and political
           subdivisions                                         27,287          682         (179)
         Mortgage-backed securities                             13,293           43         (133)
                                                              --------   ----------   ----------
         Total debt securities available for sale               46,617          736         (427)
         Equity investments                                      1,874           --           --
                                                              --------   ----------   ----------
                  Total securities available for sale         $ 48,491   $      736   $     (427)
                                                              ========   ==========   ===========
2002
         Obligations of U.S. Government
            and federal agencies                              $  4,789   $       32   $       --
         Obligations of state and political
           subdivisions                                         20,559          426         (125)
         Mortgage-backed securities                             12,518           41         (173)
                                                              --------   ----------   ----------
         Total debt securities available  for sale              37,866          499         (298)
         Equity investments                                      1,802           --           --
                                                              --------   ----------   ----------
                  Total securities available for sale         $ 39,668   $      499   $     (298)
                                                              ========   ==========   ==========

Contractual maturities of securities (in thousands) at year-end 2003 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                               Fair
                                                               Value
                                                              --------
Due less than one year                                        $    965
Due after one year through five years                            7,543
Due after five years through ten years                          18,484
Due after ten years                                              6,332
Mortgage-backed securities                                      13,293
Equity securities                                                1,874
                                                              --------
                                                              $ 48,491
                                                              ========

Sales of available for sale securities (in thousands) were as follows:

                              2003        2002       2001
                            --------    --------   --------
Proceeds                    $ 21,753    $ 22,697   $ 22,442
Gross gains                      166         405        285
Gross losses                      37           6         19

At year-end 2003 and 2002, debt securities with a carrying value of $35,763,000 and $28,234,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

                                                                             31.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 3 - LOANS

Year-end loans (in thousands) were as follows:

                                        2003          2002
                                     ----------    -----------
Commercial loans                     $  129,171    $  115,813
Real estate loans - residential          12,130        19,321
Construction loans                          193           856
Consumer and credit card loans           32,810        45,468
Home equity loans                        13,445         9,631
Consumer finance loans                   18,525        10,976
                                     ----------    ----------
         Total loans                 $  206,274    $  202,065
                                     ==========    ==========

At December 31, 2003 and 2002, total loans included loans to farmers for agricultural purposes of approximately $17,384,000 and $15,070,000 respectively.

The loan balances are net of $83,000 and $78,000 of deferred origination fees for 2003 and 2002 respectively. The balances are also net of $2,997,000 and $2,423,000 of unearned income for 2003 and 2002 respectively, the majority of which is due to activity of Advantage Finance.

Impaired loans (in thousands) were as follows:

                                                                2003        2002
                                                              --------   ----------
Year-end loans with no allocated allowance for loan losses    $  2,072   $    1,525
Year-end loans with allocated allowance for loan losses            390        1,827
                                                              ---------      ------
     Total                                                    $  2,462   $    3,352
                                                              =========      ======

Amount of the allowance for loan losses allocated             $     89   $      298

                                                                2003        2002         2001
                                                              --------   ----------   ----------
Average of impaired loans during the year                     $  2,202   $    3,572   $      838
Income recognized on impaired loans                                 88          203           16
Cash-basis interest recognized on impaired loans                    21          203           17

Nonperforming loans (in thousands) were as follows:

                                                                2003        2002
                                                              --------   ----------
Loans past due over 90 days still on accrual                  $     83   $       46
Nonaccrual loans                                                 2,377        3,865

Nonperforming loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

                                                                             32.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 4 - ALLOWANCE FOR LOAN LOSS

Activity in the allowance for loan loss (in thousands) was as follows:

                                                                2003      2002       2001
                                                              --------   -------   ---------
Beginning balance                                             $  2,091   $ 1,743   $   2,089
Provision for loan loss                                          1,972     1,155       1,090
Loans charged off                                               (1,667)     (938)     (1,809)
Recoveries of loans previously charged off                         107       131         373
                                                              --------   -------   ---------
Ending balance                                                $  2,503   $ 2,091   $   1,743
                                                              ========   =======   =========

NOTE 5 - SECONDARY MARKET MORTGAGE ACTIVITIES

Activity for capitalized mortgage servicing rights (in thousands) was as follows:

                                 2003        2002         2001
                               --------    ---------    --------
Servicing rights:
  Beginning of year            $    940    $   1,120    $    787
  Additions                          --          291         620
  Amortized expense                (304)        (471)       (287)
                               --------    ---------    --------
  End of year                  $    636    $     940    $  1,120
                               ========    =========    ========

Valuation allowance:
  Beginning of year            $   (276)   $    (276)   $     --
  Impairment change                  --           --        (276)
                               --------    ---------   ---------
End of year                    $   (276)   $    (276)   $   (276)
                               ========    =========   =========

Total loans serviced for others at year-end 2003 and 2002 were $49,878,000 and $87,569,000. At December 31, 2003 and 2002, the fair values of these servicing rights were $360,000 and $664,000, respectively. The fair value was determined using discount rates ranging from seven percent to nine percent and prepayment speeds ranging from fifteen percent to twenty four percent.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:

                                     2003       2002
                                   --------   ---------
Land                               $  1,047   $   1,047
Buildings                             6,660       6,652
Furniture and equipment               4,278       3,567
                                   --------   ---------
   Total                             11,985      11,266
Accumulated depreciation              5,605       5,099
                                   --------   ---------
   Premises and equipment, net     $  6,380   $   6,167
                                   ========   =========

                                                                             33.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 7 - DEPOSITS

At year-end 2003, scheduled maturities of time deposits (in thousands) were as follows:

2004                       $  58,440
2005                          45,959
2006                          10,241
2007                           5,203
2008 and thereafter            3,944
                           ---------
                           $ 123,787
                           =========

NOTE 8 - FHLB ADVANCES AND OTHER BORROWED FUNDS

FHLB advances (in thousands) consisted of the following at year-end:

                                             Current
                                            Interest
                                              Rate        2003       2002
                                              ----      --------   ---------
FHLB fixed rate advance, with monthly
  interest payments; due October 2008         4.59%        6,500       6,500
FHLB fixed rate advance, with monthly
  interest payments; due October 2008         4.62%        5,000       5,000
                                                        --------    --------

Total FHLB advances                                     $ 11,500    $ 11,500
                                                        ========    ========

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank's qualified mortgage loan portfolio. At December 31, 2003 the Bank was required to have $15,525,000 in available collateral under the blanket pledge agreement.

At year-end 2002, other borrowed funds consisted of federal funds purchased of $350,000. At year-end 2002, the Corporation had a $2,000,000 line of a credit available, which it did not choose to renew for 2003.

                                                                             34.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 9 - INCOME TAXES

The provision for income taxes (in thousands) consists of:

                                                                2003       2002     2001
                                                              --------   -------   ------
Current provision                                             $    433   $   935   $  486
Deferred benefit                                                  (311)     (295)     (78)
                                                              --------   -------   ------
Total income tax expense                                      $    122   $   640   $  408
                                                              ========   =======   ======

Year-end deferred tax assets and liabilities (in thousands) consist of:

                                                                2003      2002
                                                              --------   -------
Items giving rise to deferred tax assets
    Allowance for loan losses in excess of tax reserve        $    518   $   378
    Basis reduction of other real estate owned                      --        --
    Unrealized loss on securities available for sale                --        --
    Accrued expenses                                                82        --
    Deferred compensation                                          130       118
                                                              --------   -------
       Total                                                       730       496

Items giving rise to deferred tax liabilities
    Depreciation                                                  (190)      (70)
    Mortgage servicing rights                                     (122)     (226)
    Deferred loan fees and costs                                  (205)     (322)
    FHLB stock dividend                                           (179)     (154)
    Unrealized gain on securities available for sale              (104)      (68)
    Other                                                           --        (1)
                                                              --------   -------
                Total                                             (800)     (841)
                                                              --------   -------

Net deferred tax liability                                    $    (70)  $  (345)
                                                              ========   =======

The Bank has sufficient taxes paid in prior years to support the recognition of deferred tax assets without recording a valuation allowance.

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                                                2003      2002       2001
                                                              --------   -------   -------
Tax at statutory rates                                        $    475   $   884   $   613
Increase (decrease) in tax resulting from:
     Tax-exempt interest                                          (344)     (235)     (204)
     Other                                                          (9)       (9)       (1)
                                                              --------   -------   -------
Total income tax expense                                      $    122   $   640   $   408
                                                              ========   =======   =======

The income tax expense related to net security gains totaled approximately $44,000, $136,000, and $90,000 for 2003, 2002, and 2001,respectively.

                                                                             35.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 10 - STOCK OPTION PLAN

The Corporation maintains a stock option plan which enables the Board of Directors to grant stock options to executive officers of the Corporation and its subsidiaries. A total of 165,000 options on common shares are available to be granted pursuant to the plan. Stock options may be granted at a price not less than the fair market value of the Corporation's common shares at the date of grant for terms up to, but not exceeding ten years from the grant date. Vesting occurs after five years. Exceptions to the vesting schedule based on superior financial performance can shorten the vesting time and were approved by the Board of Directors with the initial grant in June 1997. All options prices and per share amounts have been restated for the 2001 stock dividend.

A summary of the Corporation's stock options activity and related information follows:

                                                  2003                   2002                   2001
                                              ----------              ----------              --------
                                                Weighted               Weighted               Weighted
                                                Average                 Average                Average
                                                Exercise               Exercise               Exercise
                                    Shares       Price        Shares     Price      Shares      Price
                                    ------    ----------      ------   ---------    -------   --------
Outstanding at
  beginning
  of year                           67,804    $    24.25      95,909   $   23.77    103,892   $  23.85
Granted                              4,366         22.75          --          --         --         --
Exercised                           (5,208)        17.57      (8,250)      17.57         --         --
Forfeited or expired                    --            --     (19,855)      25.87     (7,983)     26.82
                                     -----    ----------      ------   ---------    -------   --------
Outstanding at
  end of year                       66,962    $    24.67      67,804   $   24.25     95,909   $  23.77
                                    ======    ==========      ======   =========    =======   ========
Options exercisable
       at year-end                  28,425                    13,833                  8,057
                                    ======                    ======                =======
Weighted average
       fair value of
       options granted
       during year                    2.55                       n/a                    n/a
                                    ======                    ======                =======

The value of options awarded in 2003 is based upon the Black Scholes model using a computed volatility factor of 14.61% over the last five years, and average historical dividend rate of 3.25%, and a risk-free U.S. Treasury yield for a five-year term of 3.36%.

                                                                             36.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

Options outstanding at year-end 2003 were as follows.

                               Outstanding                  Exercisable
                               -----------                  -----------
                                     Weighted Average               Weighted
 Range of                               Remaining                    Average
 Exercise                              Contractual                  Exercise
  Prices                  Number         Life           Number       Price
---------                 ------     ----------------   ------      --------
$17-$20                    8,625       3.00 years        8,625      $  17.57
$22-$25                   35,237       5.25 years       19,800         23.64
$28-$30                   23,100       5.00 years           --            --
                          ------                        ------

Outstanding at year end   66,962                        28,425
                          ======                        ======

As of January 1, 2004, an additional 23,100 shares will become vested and exercisable.

NOTE 11 - SALARY DEFERRAL - 401(k) PLAN

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of six percent (6%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation's matching and discretionary contributions were $64,000, $78,000, and $78,000 for the years ended December 31, 2003, 2002, and 2001 respectively.

NOTE 12 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit which involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Exposure to credit loss, if the other party does not perform, is represented by the contractual amount for commitments to extend credit and standby letters of credit. Each customer's credit worthiness is evaluated on a case-by-case basis. The same credit policies are used for commitments and conditional obligations as are used for loans. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management's credit evaluation. Collateral varies but may include accounts receivable, inventory, property, equipment, income-producing commercial properties, residential real estate and consumer assets.

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

                                                                             37.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

The following is a summary of commitments to extend credit (in thousands) at year-end 2003 and 2002:

                                                 2003         2002
                                              ---------    ---------
Commitments to extend commercial credit       $  11,104    $  10,929
Commitments to extend consumer credit            15,056       15,052
Standby letters of credit                         2,012           10
                                              ---------    ---------
                                              $  28,172    $  25,991
                                              =========    =========

                                                 2003         2002
                                              ---------    ---------
Fixed rate                                    $   5,517    $   3,578
Variable rate                                    22,655       22,413
                                              ---------    ---------
                                              $  28,172    $  25,991
                                              =========    =========

At year end 2003, the fixed rate commitments had a range of rates from 3.35% to 18.00%, and a weighted average term to maturity of 11.4 months. At year end 2002, the fixed rate commitments had a range of rates from 3.59% to 18.00%, and a weighted average term to maturity of 14.0 months.

At both year-ends of 2003 and 2002, reserves of $25,000 were required as deposits with the Federal Reserve Bank or as cash on hand. These reserves do not earn interest.

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

                                                                             38.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

At year-end 2003, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

                                                                                           Minimum Required
                                                                                              To Be Well
                                                                      Minimum Required        Capitalized
                                                                        For Capital      Under Prompt Corrective
                                                    Actual           Adequacy Purposes     Action Regulations
                                                    ------           -----------------   -----------------------
                                                 Amount    Ratio       Amount    Ratio     Amount     Ratio
                                              ---------    -----     ---------   -----   ---------    -----
Total capital (to risk weighted assets)
         Corporation                          $  23,363    11.2%     $  16,615    8.0%   $  20,769    10.0%
         Bank                                 $  23,169    11.1%     $  16,614    8.0%   $  20,768    10.0%
Tier 1 capital (to risk weighted assets)
         Corporation                          $  20,860    10.0%     $   8,307    4.0%   $  12,461     6.0%
         Bank                                 $  20,666     9.9%     $   8,307    4.0%   $  12,461     6.0%
Tier 1 capital (to average assets)
         Corporation                          $  20,860     7.9%     $  10,593    4.0%   $  13,241     5.0%
         Bank                                 $  20,666     7.7%     $  10,592    4.0%   $  13,240     5.0%


At year-end 2002, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were:

                                                                                           Minimum Required
                                                                                              To Be Well
                                                                      Minimum Required        Capitalized
                                                                        For Capital      Under Prompt Corrective
                                                    Actual           Adequacy Purposes     Action Regulations
                                                    ------           -----------------   -----------------------
                                                 Amount    Ratio       Amount    Ratio     Amount     Ratio
                                              ---------    -----     ---------   -----   ---------    ----
Total capital (to risk weighted assets)
         Corporation                          $  22,600    11.4%     $  15,846    8.0%   $  19,807    10.0%
         Bank                                 $  22,309    11.3%     $  15,846    8.0%   $  19,807    10.0%
Tier 1 capital (to risk weighted assets)
         Corporation                          $  20,508    10.4%     $   7,923    4.0%   $  11,884     6.0%
         Bank                                 $  20,217    10.2%     $   7,923    4.0%   $  11,884     6.0%
Tier 1 capital (to average assets)
         Corporation                          $  20,508     8.3%     $   9,866    4.0%   $  12,333     5.0%
         Bank                                 $  20,217     8.2%     $   9,866    4.0%   $  12,333     5.0%

Both the Bank and the Corporation were categorized as well capitalized at year-end 2003. Management believes that no events have occurred since the last regulatory determination that would change the capital category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the Bank's retained earnings. At year-end 2003, approximately $6,555,000 of the Bank's retained earnings were available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's and Bank's regulatory capital requirements.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2003 and 2002 respectively.

                                                                             39.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

                                    2003
                                 ---------
Beginning balance                $   1,605
New loans and advances               1,908
Change in status                      (106)
Payments                              (726)
                                 ---------
Ending balance                   $   2,681
                                 =========

Deposit accounts of directors and executive officers of the Corporation totaled $359,000 and $241,000 at December 31, 2003 and 2002.

A director of the Corporation is a partner with a law firm that rendered various legal services for the Corporation. Another director of the Corporation is co-owner of an appraisal Corporation that performs real estate appraisals for the Corporation. Legal and appraisal fees paid in 2003 and 2002 were not material. Another director of the Corporation is co-owner of a computer-services Corporation that is currently participating in efforts to upgrade the Bank's computer network. Fees to that firm were not material in 2003.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year-end fair values of financial instruments (in thousands) were as follows:

                                                        2003                      2002
                                                        ----                      ----
                                                Carrying     Estimated    Carrying     Estimated
                                                 Amount     Fair Value     Amount     Fair Value
                                               ----------   ----------   ----------   ----------
FINANCIAL ASSETS
   Cash and equivalents                        $   10,624   $   10,624   $    7,057   $    7,057
   Securities available for sale                   48,491       48,491       39,668       39,668
   Loans, net of allowance for loan loss          203,771      206,594      199,974      206,031
   Accrued interest receivable                      1,143        1,143        1,197        1,197

FINANCIAL LIABILITIES
   Demand and savings deposits                   (114,964)    (114,964)    (107,334)    (107,334)
   Time deposits                                 (123,787)    (125,612)    (115,474)    (118,324)
   Borrowed funds                                 (11,500)     (12,290)     (11,850)     (12,867)
   Accrued interest payable                          (415)        (415)        (329)        (329)

The following assumptions were used for purposes of the previous disclosures of estimated fair value. The carrying amount is considered to estimate fair value for cash and cash equivalents, for loans that contractually reprice at intervals of less than twelve months, for demand and savings deposits, and for accrued interest. Securities fair values are based on quoted market prices for the individual securities or for equivalent securities. The fair values of fixed-rate loans, loans that reprice less frequently than each six months, borrowed funds and time deposits are estimated using a discounted cash flow analysis using year-end market interest rates for the estimated life and credit risk. The estimated fair value of commitments is not material.

                                                                             40.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes (in thousands) were as follows.

                                                  2003     2002     2001
                                                  ----     ----     ----
Unrealized holding gains and losses
     on available-for-sale securities           $   238   $  902   $   369
Less reclassification adjustments for gains
     and losses later recognized in income          130      399       266
                                                -------   ------   -------
Net unrealized gains and losses                     108      503       103
Tax effect                                           36      171        36
                                                -------   ------   -------
Other comprehensive income                      $    72   $  332   $    67
                                                =======   ======   =======

NOTE 17 - EARNINGS PER SHARE

Weighted average shares (adjusted for the stock dividend) used in determining basic and diluted earnings per share are as follows:

                                                         2003        2002         2001
                                                         ----        ----         ----
Weighted average shares outstanding during the year    1,163,453   1,158,334   1,155,295

Dilutive effect of stock options                           3,703       3,131       3,969
                                                       ---------   ---------   ---------

Weighted average shares considering dilutive effect    1,167,156   1,161,465   1,159,264
                                                       =========   =========   =========

At December 31, 2003, 2002, and 2001 there were 23,100, 53,971, and 73,826, respectively, stock options that were not considered in computing diluted earnings per share because they were anti-dilutive.

NOTE 18 - PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.:

                            CONDENSED BALANCE SHEETS
                           December 31, 2003 and 2002
                             (Dollars in thousands)

                                                2003        20021
                                                ----        -----
ASSETS
Cash on deposit with subsidiary              $      115   $       146
Investment in common stock of subsidiaries       20,961        20,592
Other assets                                         79            40
                                             ----------   -----------
         Total assets                        $   21,155   $    20,778
                                             ==========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity                         $   21,155   $    20,778
                                             ==========   ===========

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 18 - PARENT CORPORATION STATEMENTS (CONTINUED)

                         CONDENSED STATEMENTS OF INCOME
                  Year ended December 31, 2003, 2002, and 2001
                             (Dollars in thousands)

                                                                   2003       2002        2001
                                                                   ----       ----        ----
INCOME
     Dividends from bank subsidiary                              $    955   $   1,012   $  1,342
     Other income                                                      --          --          1
                                                                 --------   ---------   --------
         Total income                                                 955       1,012      1,343

EXPENSES
     Professional fees                                                 78          36         12
     Other                                                             36          31         39
                                                                 --------   ---------   --------
         Total expenses                                               114          67         51
                                                                 --------   ---------   --------
Tax (benefit)                                                         (39)        (23)       (17)

Income before equity in undistributed earnings of subsidiaries        880         968      1,309
Equity in undistributed earnings of subsidiaries                      393         992         85
                                                                 --------   ---------   --------
NET INCOME                                                       $  1,273   $   1,960   $  1,394
                                                                 ========   =========   ========

                       CONDENSED STATEMENTS OF CASH FLOW
                 Years ended December 31, 2003, 2002, and 2001
                             (Dollars in thousands)

                                                                2003      2002        2001
                                                                ----      ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
         Net income                                            $1,273   $  1,960    $   1,394
         Adjustments to reconcile net income to net cash
           from operating activities
         Equity in undistributed earnings of subsidiaries        (393)      (992)         (85)
         Amortization and other                                   (34)         1           28
                                                               ------   --------    ---------

                  Net cash from operating activities              846        969        1,337
                                                               ------   -------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
         Capital infusion from/(to) subsidiary                     90       (110)          --
                                                               ------   --------    ---------

                  Net cash from investing activities               90       (110)          --
                                                               ------   --------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
         Net change in borrowed funds                              --         --         (500)
         Issuance of common stock / options exercised              91        161           --
         Treasury repurchase of common stock                     (174)       (12)          --
         Cash dividends paid                                     (884)      (882)        (831)
                                                               ------   --------    ---------
                  Net cash from financing activities             (967)      (733)      (1,331)
                                                               ------   --------    ---------

Net change in cash                                                (31)       126            6
Cash at beginning of period                                       146         20           14
                                                               ------   --------    ---------
Cash at end of period                                          $  115   $    146    $      20
                                                               ======   ========    =========

                                                                             42.

                           COMMERCIAL BANCSHARES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2003, 2002, and 2001

NOTE 19 - QUARTERLY INFORMATION (UNAUDITED)

The following quarterly information (in thousands, except per share data) is provided for the three month periods ending as follows:

2003                                        March 31,   June 30,   September 30,  December 31,
                                            ---------   ---------  -------------  ------------
Total interest income                       $   3,972   $  4,091   $      4,096   $      3,969
Total interest expense                          1,445      1,413          1,409          1,314
                                            ---------   --------   ------------   ------------
         Net interest income                $   2,527   $  2,678   $      2,687   $      2,655
                                            =========   ========   ============   ============
Provision for loan losses                         300        325            465            882
Net income (loss)                           $     373   $    544   $        491   $       (135)
Basic earnings (loss) per common share           0.32       0.47           0.42          (0.11)
Diluted earnings (loss) per common share         0.32       0.46           0.42          (0.11)

2002                                        March 31,   June 30,   September 30,  December 31,
                                            ---------   --------   -------------  ------------
Total interest income                       $   4,110   $  4,093   $       4,185  $      4,224
Total interest expense                          1,878      1,496           1,451         1,518
                                            ---------   --------   -------------  ------------
         Net interest income                $   2,232   $  2,597   $       2,734  $      2,706
                                            =========   ========   =============  ============
Provision for loan losses                         240        260             405           250
Net income                                        253   $    503   $         596  $        608
Basic earnings per common share                  0.22       0.43            0.52          0.52
Diluted earnings per common share                0.22       0.43            0.52          0.52

The basic earning power of the Corporation can be seen in the quarterly numbers posted for 2003. Interest income was consistently between just under $4,000,000 and $4,100,000 in all four quarters. Interest expense continued to show an ability to be reduced, especially after the large public fund entity's contract was renewed at a reduced rate that by itself lowered the cost of funds $50,000 per quarter. Thus, the quarterly net interest income rose from $2,527,000 to just under $2,700,000. The provision for loan losses was raised each quarter throughout 2003, with amounts of $300,000, $325,000, $465,000 and $882,000 for the respective quarters. Noninterest income was consistently between $600,000 and $650,000 except in the second and third quarters when the sale of some municipal securities added $75,000 and $46,000 to income. Noninterest expense hovered around $2,400,000 per quarter, but the additional $292,000 of personnel expense in the fourth quarter, coupled with the $882,000 provision created a quarterly loss of $335,000 before taxes and a $135,000 loss after taxes. The fact that those items should not be repeated in 2004 gives rise to greater hopes for improved earnings based on the basic earning power driving the core businesses of the Corporation.

The 2002 performance showed some of that basic earning power with interest income hovering around $4,100,000 and $4,200,000 per quarter. However, the interest expenses reduced throughout the year, except during the fourth quarter which saw a slight upward bump as the cheaper overnight funds were replaced with full-time deposits. Even so, the interest expense hovered around $1,500,000 after the first quarter's nearly $1,900,000. The third quarter provision of $405,000 was the only aberration as the other quarters averaged $250,000. Other noninterest income saw increases during the third and fourth due to the new overdraft privilege service fees. However, gains from the sales of loans shrunk to virtually nothing after the second quarter of 2002. Gains on the sales of securities helped alleviate those reductions in the third and fourth quarters, but market conditions prevented this from recurring in 2003. Operating expenses hovered around $2,400,000 per quarter. Thus, earnings increased per quarter throughout 2002. However, the $800,000 in non-interest income generated by asset sales could not be repeated in 2003.

                                                                             43.

                            SHAREHOLDER INFORMATION

The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

                                   Dividends
          2003                     Declared    Low Bid    High Bid
          ----                     ---------   --------   --------
Three months ended March 31        $    0.19   $  23.10   $  23.50
Three months ended June 30              0.19      23.50      24.50
Three months ended September 30         0.19      24.75      25.10
Three months ended December 31          0.19      25.25      25.75

                                   Dividends
        2002                       Declared    Low Bid    High Bid
        ----                       --------    -------    --------
Three months ended March 31        $    0.19   $  20.35   $  25.00
Three months ended June 30              0.19      22.65      23.50
Three months ended September 30         0.19      22.15      23.40
Three months ended December 31          0.19      22.25      23.45

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,161,952 outstanding shares of common stock held by approximately 1,490 shareholders as of December 31, 2003. The Corporation paid cash dividends March, June, September and December totaling $0.76 per share in 2003 and $0.76 per share in 2002.

                                                                             44.

                          COMMERCIAL BANCSHARES, INC.

DIRECTORS EMERITUS

B. E. Beaston
David Crow
William T. Gillen
Jack Griffith
Harmon Nickless
Frederick Reid

COMMERCIAL BANCSHARES, INC.

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Philip W. Kinley, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President, Secretary
John C. Haller, Vice-President/Chief Financial Officer

COMMERCIAL SAVINGS BANK OFFICERS

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Philip W. Kinley, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President
Susan E. Brown, Senior Vice President/Chief Retail Banking Officer Shawn Keller, Senior Vice President/Chief Lending Officer
John C. Haller, Vice President/Chief Financial Officer

ADVANTAGE FINANCE, INC.

EXECUTIVE OFFICERS

Philip W. Kinley, Chief Executive Officer
Tracy L. Morgan, President

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Commercial Savings Bank
118 South Sandusky Avenue

P.O. Box 90
Upper Sandusky, Ohio 43351
(419) 294-5781
E-Mail:  David.Browne@csbanking.com
Mr. David J. Browne, Esq., Staff Counsel

ANNUAL MEETING

The annual shareholders' meeting will be held Wednesday, April 14, 2004 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

                                                                             45.

                           COMMERCIAL BANCSHARES, INC.

                               BOARD OF DIRECTORS

Richard Sheaffer - Chairman (1)..    President of R. A. Sheaffer, Inc.
                                     Morral, Ohio

Philip W. Kinley (2) ............    President and CEO of Commercial
                                     Bancshares, Inc. and the Commercial Savings
                                     Bank, Secretary & Treasurer of Beck Title
                                     Upper Sandusky, Ohio

Daniel E. Berg (1)(2) ...........    Area Operations Leader Tower Automotive
                                     Ohio/Indiana/Toronto

Lynn R. Child (1)................    CEO of Aardvark,Inc. and CentraComm
                                     Communications, LLC, Findlay, Ohio

Mark Dillon (1)..................    President and CEO of Fairborn U.S.A., Inc.
                                     Upper Sandusky, Ohio

Edwin G. Emerson (1).............    Partner, Shumaker, Loop & Kendrick, LLP
                                     Toledo, Ohio

Hazel Franks (1).................    Retired, Trucking Firm Owner
                                     Upper Sandusky, Ohio

Deborah J. Grafmiller (1) (2) ...    Executive Vice President of Bill Gillen
                                     Realty, Inc. and Co-owner of Certified
                                     Appraisal Service
                                     Upper Sandusky, Ohio

Michael A. Mastro (1)(2) ........    President, TLM Management, Inc.
                                     Owner/operator Buffalo Wild Wings
                                     Marion, Ohio and Findlay, Ohio

Tracy L. Morgan (2)..............    President, Advantage Finance, Inc.
                                     Marion, Ohio

William E. Ruse (1) (2)..........    Retired President of Blanchard Valley
                                     Health Services
                                     Findlay, Ohio

Michael M. Shope (1).............    Retired CFO Walbro Corporation
                                     Norwalk, Ohio

Douglas C. Smith (1) (2) ........    Retired Senior Executive of Baja
                                     Marine Corporation
                                     Bucyrus, Ohio

(1) Directors of Commercial Bancshares, Inc. and The Commercial Savings Bank

(2) Directors of Advantage Finance, Inc.

                                                                             46.