Form 10-K, Exhibit 13
period 2004-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2005-03-31
CIK 1009976

                                                                      EXHIBIT 13

                           COMMERCIAL BANCSHARES, INC.
                              Upper Sandusky, Ohio

                                  ANNUAL REPORT
                                December 31, 2004

                                    CONTENTS

President's Letter.........................................................   1

Comparative Summary of Selected Financial Data.............................   2

Management's Discussion and Analysis of Financial Condition and
  Results of Operations....................................................   3

Independent Auditors' Report 2004 and 2003 Plante & Moran, PLLC............  21

Independent Auditors' Report 2002 Crowe Chizek and Company LLC.............  22

Consolidated Financial Statements..........................................  23

Notes to Consolidated Financial Statements.................................  28

Shareholder Information....................................................  43

Officers...................................................................  44

Board of Directors.........................................................  45

                                                                              i.

December 31, 2004

Dear Shareholders:

During the year 2004, we continued to strengthen the core earning power of our company as well as our commitment to sound fundamentals and compliance. I am very pleased to present this report to you and offer comments on certain key elements and to take a look forward to 2005.

Total assets increased from $272,840,000 in 2003 to $296,650,000, which was an increase of 8.7%. This demonstrates the continued strength of our branching network and our ever developing sales culture. Total loans increased nearly $8,000,000 in a very competitive marketplace. Most importantly, we are encouraged by the quality of our loan growth. Quality control portions of our lending policy were bolstered in 2004. This was not as a result of poor performance, but to ensure the highest quality of loans tempered by a strong commitment to compliance with prudent banking practices. You will also note we maintained our reserve for bad debts at 1.2% of total loans which we believe is proper in the current economy.

Net income showed an increase of $251,000, or 19.7%, from 2003 to 2004. While we are not yet satisfied, we believe we have made decisions that will positively affect our earnings for years to come. We have managed our spread well as our net interest income as a percentage of earning assets was at 4.53% for the year. We continue to look at ways to reduce overhead and increase our efficiency. All areas of the company are reviewed and must make a positive contribution. As you are aware, we closed our Richwood office in 2004 because it did not meet expectations both in growth and profitability. We are scheduled to close our in-store Wal-Mart office on March 31, 2005. A thorough evaluation of this office led us to the decision it was not a positive contributor to the profitability of the corporation. The closing of these two offices does not mean your company is in retreat mode or will not look at additional branching opportunities in the future. Other markets may be considered in the future but only after a thorough analysis and feasibility study is completed. Our goal is to maximize the return to you, our shareholders. Your board and management has spent the last year evaluating the core earning power of the company and making necessary adjustments to ensure both our short-term and long-term profitability. We are building a strong, fundamental base while maintaining the strongest possible commitment to a culture of compliance.

As we move into 2005 we will continue to look at operational efficiencies. We are planning an operations center to provide a way to greatly enhance our data processing, provide much needed space, as well as opening the door for additional ways for our customers to do their banking. We will look to leverage the available technology and use such for the benefit of our customers and shareholders.

The year 2005 holds many challenges and opportunities. Our company, along with most companies, will be subject to increased regulatory burden as a result of the Sarbanes-Oxley legislation. This will result in increased fees to our accounting and legal professionals. This additional burden will not deter us from delivering improved earnings and strict compliance with all applicable regulations.

The Board and management of your company thank you for your continued investment and support. Our efforts would be in vain without your commitment. We are honored to have you as shareholders of Commercial Bancshares, Incorporated. We move into 2005 with great expectations and enthusiasm. Always feel free to contact me or any member of our executive management team with questions or comments.

Sincerely,

                 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)

                                            2004           2003           2002            2001           2000
                                            ----           ----           ----            ----           ----
YEAR END BALANCES

Total assets                            $   296,650    $   272,840     $   256,801    $   246,070    $   262,842

Total securities                             59,883         48,491          39,668         29,788         32,949

Loans, net                                  211,690        203,771         199,974        197,194        212,535

Total deposits                              249,174        238,751         222,808        205,221        218,572

Total borrowed funds                         24,600         11,500          11,850         20,240         24,500

Total shareholders' equity                   21,786         21,155          20,778         19,219         18,589

Book value per outstanding share(1)           18.58          18.21           17.85          16.64          16.08

Shares outstanding(1)                     1,172,782      1,161,952       1,163,704      1,155,294      1,155,294

                              RESULTS OF OPERATIONS

Interest income                         $    16,600    $    16,128     $    16,612    $    19,232    $    20,235
Interest expense                              5,207          5,581           6,343          9,959         10,742
                                        -----------    -----------     -----------    -----------    -----------
Net interest income                          11,393         10,547          10,269          9,273          9,493
Provision for loan loss                      (1,486)        (1,972)         (1,155)        (1,090)        (1,004)
Other income                                  2,473          2,685           3,071          2,937          1,647
Salaries and employee benefits               (5,117)        (4,944)         (4,505)        (4,211)        (4,089)
Other expenses                               (5,300)        (4,921)         (5,080)        (5,107)        (4,139)
                                        -----------    -----------     -----------    -----------    -----------
Income before income taxes                    1,963          1,395           2,600          1,802          1,908
Applicable income taxes                        (439)          (122)           (640)          (408)          (462)
                                        -----------    -----------     ------------   -----------    -----------
NET INCOME                              $     1,524    $     1,273     $     1,960    $     1,394    $     1,446
                                        ===========    ===========     ===========    ===========    ===========

PER SHARE DATA(2)
Net income

     Basic                              $      1.30    $      1.10     $      1.69    $      1.21    $      1.25
                                        ===========    ===========     ===========    ===========    ===========
     Diluted                            $      1.29    $      1.09     $      1.69    $      1.20    $      1.24
                                        ===========    ===========     ===========    ===========    ===========

Cash dividend paid                      $      0.76    $      0.76     $      0.76    $      0.71    $      0.71
                                        ===========    ===========     ===========    ===========    ===========

FINANCIAL RATIOS

Return on average total assets                 0.55%          0.48%           0.79%          0.55%          0.58%
Return on average shareholders' equity         7.04%          5.93%           9.79%          7.20%          8.12%
Average shareholders' equity to
     average total assets                      7.75%          8.10%           8.11%          7.65%          7.09%

Dividend payout                               58.71%         69.10%          44.99%         59.68%         56.52%

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following discussion focuses on the consolidated financial condition of Commercial Bancshares, Inc. at December 31, 2004, compared to December 31, 2003, and the consolidated results of operations for the year ending December 31, 2004 compared to the same period in 2003. The purpose of this discussion is to provide the reader with a more thorough understanding of the consolidated financial statements and related footnotes.

The registrant is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on the liquidity, capital resources or operations except as discussed herein. Also, the Corporation is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

The Corporation is designated as a financial holding company by the Federal Reserve Bank of Cleveland. This status enables the Corporation to take advantage of changes in existing law made by the Financial Modernization Act of 1999. As a result of being a financial holding company, the Corporation may be able to engage in an expanded listing of activities determined to be financial in nature. This will help the Corporation remain competitive in the future with other financial service providers in the markets in which the Corporation does business. There are more stringent capital requirements associated with being a financial holding Corporation. The Corporation intends to maintain its categorization as a "well capitalized" bank, as defined by regulatory capital requirements.

This discussion includes three tables detailing the dollar and percent changes in ending and average balances for the analysis of the "Financial Condition" section as well as the quarterly and year-to-date changes in income and expense items for the "Results of Operations" section. The tables are provided to allow the reader to reference all changes in balances and net income in a centralized fashion, and then concentrate on the discussion of why the values changed rather than get mired in the details of each dollar change. The reader should be able to get a clearer picture of the Corporation's overall performance when coupled with the existing yield analysis tables.

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

CRITICAL ACCOUNTING POLICIES

The financial institution industry is highly regulated. The nature of the industry is such that, other than described below, the use of estimates and management judgment are not likely to present a material risk to the financial statements. In cases where estimates or management judgment are required, internal controls and processes are established to provide assurance that such estimates and management judgments are materially correct to the best of management's knowledge.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies provide information on how those values are

                                                                              3.

determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumption, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management views the determination of the allowance for loan losses to be a critical accounting policy.

Allowance for loan losses - Accounting for loan classifications, accrual status, and determination of the allowance for loan losses is based on regulatory guidance. This guidance includes, but is not limited to, generally accepted accounting principles, guidance issued by the Securities and Exchange Commission, the uniform retail credit classification and account management policy issued by the Federal Financial Institutions Examination Council, and the joint policy statement on the allowance for loan losses methodologies, issued by the Federal Financial Institutions Examination Council, Federal Deposit Insurance Corporation, and various other regulatory agencies. Accordingly, the allowance for loan losses includes a reserve calculation based on an evaluation of loans determined to be impaired, risk ratings, historical losses, loans past due, general and local economic conditions, trends, portfolio concentrations, collateral value and other subjective factors.

RESULTS OF OPERATIONS

Net income of $1,524,000 in 2004 increased from the net income of $1,273,000 reported in 2003, mainly due to an increase in the net interest income and a reduction in the provision for loan losses. Diluted earnings per share increased to $1.29 in 2004 from $1.09 in 2003. Return on average assets was 0.55% in 2004 compared to 0.48% in 2003, and return on average shareholders' equity was 7.04% in 2004 compared to 5.93% in 2003. Net income of $1,273,000 in 2003 was less than the $1,960,000 reported in 2002. That decrease was primarily due to an increase in the provision for loan losses and higher personnel costs associated with the separation of two former senior executives.

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

Net interest income for 2004 amounted to $11,393,000 compared to $10,547,000 in 2003. Interest rates remained flat during the first half of 2004, followed by five successive .25% increases through year end. Interest income grew $472,000 and interest expense declined by $374,000, resulting in an increase in income of $846,000 on a full-taxable basis. Rates in 2003 were generally steady except for one last .25% decrease on June 30, to a low prime rate of 4.00%. Rates stayed at that level for a complete year before starting their slow rise on July 2, 2004. Results in 2003 were $434,000 higher than 2002 as interest on earnings assets was $328,000 less on a fully taxable basis than the prior year, but the cost of deposits decreased even further by $762,000.The last of the high-rate deposits ran off in mid-2003, reducing average certificate expenses. The Bank also experienced a 2.00% reduction in the cost of one large municipal deposit as of October, 2003 when an existing contract was renegotiated at current rates. The reduced interest expense throughout 2003 and 2004 countered the continuing low rates on almost all investment opportunities as rates remained low for an unprecedented period of time, resulting in the increase in fully tax equivalent net interest income. As rates inch upward, the Bank's loan portfolio is structured to earn more interest as many loans adjust with the prime rate.

Decisions to reduce the Bank's participation in the long-term fixed-rate mortgage origination market, and to curtail the Bank's exposure to the risks involved in the out-of-state indirect lending facility established with a Denver-based corporation has required the placement of sufficient new loans to keep growing the

                                                                              4.

Bank in other types of loans to replace those lost footings. This has proven to be quite a challenge, but one that had to be faced in order to rebuild the basic earning power of the Bank. As can be seen in the table labeled "Interest Rates and Interest Differential", changes in net interest in 2004 from 2003 occurred because earning assets grew in terms of volume, despite lower interest rates on loans. This is similar to the 2003/2002 change where rates on all asset categories fell, but the volume increases made up most of that differential. The reduced interest expense was greater than the loss of interest income as deposit costs fell more than $1,300,000 due to lower rates.

                                                    CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIODS SHOWN
                                    ---------------------------------------------------------------------------------------
                                         THREE MONTHS ENDED DECEMBER 31               TWELVE MONTHS ENDED DECEMBER 31
                                    -----------------------------------------   -------------------------------------------
                                     2004       2003      $ CHG        % CHG     2004       2003       $ CHG         % CHG
                                    -----      -----      -----        ------   ------     ------      -----         ------
Interest and fees on loans          3,770      3,480       290           8.33   14,349     14,334         15           0.10
Taxable interest on securities        393        199       194          97.49    1,259        652        607          93.10
Tax-free interest on securities       225        281       (56)        (19.93)     954      1,122       (168)        (14.88)
Other interest income                  12          9         3          33.33       38         20         18          90.00
                                    -----      -----      ----         ------   ------     ------      -----         ------
 Total interest income              4,400      3,969       431          10.86   16,600     16,128        472           2.93

Interest on deposits                1,198      1,181        17           1.44    4,577      5,040       (463)         (9.19)
Interest on borrowings                193        133        60          45.11      630        541         89          16.45
                                    -----      -----      ----         ------   ------     ------      -----         ------
 Total interest expense             1,391      1,314        77           5.86    5,207      5,581       (374)         (6.70)

Net interest income                 3,009      2,655       354          13.33   11,393     10,547        846           8.03
Provision for loan losses             355        882      (527)        (59.75)   1,486      1,972       (486)        (24.65)
                                    -----      -----      ----         ------   ------     ------      -----         ------
 Net interest after PLL             2,654      1,773       881          49.69    9,907      8,575      1,332          15.53

Service and overdraft fees            472        533       (61)        (11.44)   1,940      2,115       (175)         (8.27)
Gains/(losses) on asset sales         164        (12)      176             --      181        136         45          33.09
Other income                          121         89        32          35.96      352        434        (82)        (18.89)
                                    -----      -----      ----         ------   ------     ------      -----         ------
 Total other income                   757        610       147          24.10    2,473      2,685       (212)         (7.90)

Salaries and employee benefits      1,420      1,462       (42)         (2.87)   5,117      4,944        173           3.50
Occupancy, furniture & equip          274        246        28          11.38    1,127        940        187          19.89
State taxes                           104         93        11          11.83      413        369         44          11.92
Data processing                       197        181        16           8.84      805        715         90          12.59
FDIC deposit insurance                 17         18        (1)         (5.56)      68         68          0           0.00
Professional fees                      84        107       (23)        (21.50)     332        292         40          13.70
Amortization of intangibles            64         64         0           0.00      257        321        (64)        (19.94)
Other operating expense               589        547        42           7.68    2,298      2,216         82           3.70
                                    -----      -----      ----         ------   ------     ------      -----         ------
 Total other expense                2,749      2,718        31           1.14   10,417      9,865        552           5.60

Income before taxes                   662       (335)      997         297.61    1,963      1,395        568          40.72
Income taxes                          233       (200)      433         216.50      439        122        317         259.84
                                    -----      -----      ----         ------   ------     ------      -----         ------

 Net income                           429       (135)      564         417.78    1,524      1,273        251          19.72
                                    =====      =====      ====         ======   ======     ======      =====         ======

The cost of funds has steadily declined as the Bank has been able to grow the basic checking and savings accounts, while reducing reliance on high-interest certificates and borrowed funds. This reduced interest cost has been a positive force in rebuilding the basic earning power of the Bank. As the Bank has grown during 2004, the Bank has sustained interest income in the $17,000,000 range, while paying less each year for the deposits. One item having a continued draining effect is the presence of $11,500,000 in long-term borrowing from the FHLB that carries a 4.60% cost of funds. Prepayment penalties make the restructuring of this debt to be cost-prohibitive. While the funds were borrowed for ten years at what was then a good rate, there are still more than three and a half years before they mature. The continuing low

                                                                              5.

rate environment has kept rates too low to allow the restructuring. As part of an on-going portfolio of funds, this represents a reasonable position, but gives evidence that there are limits to how far The Bank can continue to reduce the cost of all sources of funds.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.

                    INTEREST RATES AND INTEREST DIFFERENTIAL

                                           2004 Compared to 2003                    2003 Compared to 2002
                                            Increase/(Decrease)                      Increase/(Decrease)
                                            ------------------                       ------------------
                                                 Change        Change                      Change       Change
                                     Total       due to        due to         Total        due to       due to
(Dollars in thousands)              Change       Volume         Rate          Change       Volume        Rate
-------------------------------     -------      -------      --------       --------     --------      -------
Short-term investments              $    18      $    12      $      6       $      4     $     15      $   (11)
Securities
   Taxable                              607          442           165             24          124         (100)
   Tax exempt (1)                      (240)        (241)            1            482          612         (130)
Loans (2)                                15          703          (688)          (838)         638       (1,476)
                                    -------      -------      --------       --------     --------      -------
     Total interest income              400          916          (516)          (328)       1,389       (1,717)
                                    -------      -------      --------       --------     --------      -------

Deposits
   Interest-bearing demand             (128)          93          (221)          (185)         115         (300)
   Savings deposits                     (20)           1           (21)           (82)          (5)         (77)
   Time deposits                       (316)          69          (384)          (326)         754       (1,080)
Borrowed funds                           89          170           (81)          (273)         (65)        (208)
                                    -------      -------      --------       --------     --------      -------
     Total interest expense            (375)         333          (707)          (762)         577       (1,339)
                                    -------      -------      --------       --------     --------      -------

Net interest income                 $   775      $   584      $    191       $    434     $    812      $  (378)
                                    =======      =======      ========       ========     ========      =======

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

PROVISION FOR LOAN LOSSES

The provision for loan losses was $1,486,000 in 2004, a decrease from the $1,972,000 in 2003, yet still up from the $1,155,000 in 2002. While the level of nonperforming assets is higher than what management would like it to be, sufficient collateralization should help alleviate future losses. Actual charge-off and recovery activity has picked up given the sluggish state of the past year's economy. While actual charge-offs were about $120,000 higher in 2004 compared to 2003, recoveries were up $192,000, leaving the net reserve at essentially the same level it was last year.



                                                                              6.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

                                                        2004                          2003                         2002
                                           ----------------------------  ----------------------------  ---------------------------
                                             Average Income/ Average       Average Income/ Average      Average Income/ Average
                                           ----------------------------  ----------------------------  ---------------------------
(Dollars in thousands)                     Balance (4)  Expense   Yield  Balance(4)  Expense    Yield  Balance(4)  Expense   Yield
----------------------                     ----------   -------   -----  ---------   --------   -----  ---------   --------  -----
Short-term investments                      $   3,217   $    38   1.18%  $   2,016   $     20   1.00%  $   1,012   $     15  1.53%
Securities
   Taxable (1)                                 31,157     1,259   4.04      18,571        652   3.51      15,514        628  4.05
   Tax exempt (1 and 2)                        23,039     1,402   6.09      26,994      1,642   6.08      17,671      1,161  6.56
Loans (3)(5)                                  203,951    14,349   7.04     199,651     14,334   7.18     195,092     15,172  7.78
                                            ---------   -------   ----   ---------   --------   ----   ---------   --------  ----
     Total earning assets                     261,364    17,048   6.52%    247,232     16,648   6.75%    229,289     16,976  7.40%
                                                        -------   ====               --------   ====               --------  ====
Other assets                                   17,530                       17,672                        17,439
                                            ---------                    ---------                     ---------
     Total assets                           $ 278,894                    $ 264,904                     $ 246,728
                                            =========                    =========                     =========

Deposits
   Interest-bearing
     demand deposits                        $  72,619       801   1.10%  $  66,037        930   1.41%  $  59,863      1,115  1.86%
   Savings deposits                            20,568        59   0.29      20,387         80   0.39      21,040        162  0.77
   Time deposits                              124,694     3,717   2.98     122,604      4,031   3.29     104,521      4,357  4.17
Borrowed funds                                 16,236       630   3.88      12,349        541   4.38      20,751        709  3.42
                                            ---------   -------   ----   ---------   --------   ----   ---------   --------  ----
     Total interest-
     bearing liabilities                      234,117     5,207   2.22%    221,377      5,582   2.52%    206,175      6,343  3.08%
                                                        -------   ====               --------   ====               --------  ====
Noninterest-bearing
   demand deposits                             21,474                       19,977                        18,697
Other liabilities                               1,676                        2,089                         1,844
Shareholders equity                            21,627                       21,461                        20,012
                                            ---------                    ---------                     ---------
   Total liabilities and
   shareholders' equity                     $ 278,894                    $ 264,904                     $ 246,728
                                            =========                    =========                     =========

Net interest income                                     $11,841                      $ 11,066                      $ 10,633
                                                        =======                      ========                      ========

As a percentage of earning assets:
     Net interest income                                          4.53%                         4.48%                        4.64%
                                                                  ====                          ====                         ====

(1) Average balance is computed using the market value of securities. The average yield has been computed using the historical amortized balance for securities.

(2) Income is computed on a fully-taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $447,000, $520,000 and $364,000 for 2004, 2003 and 2002, respectively.

(3)   Nonaccrual loans are included in the average balances presented.

(4)   Average is a daily average balance.

(5) Balances are net of deferred income fees of $110,000, $83,000, and $78,000 for 2004, 2003, and 2002, as well as $3,858,000, $2,997,000, and
      $2,423,000 of unearned income for the same years.

NON-INTEREST INCOME

Total non-interest income in 2004 decreased by $212,000 from that reported in 2003. Service fees and overdraft charges decreased by $175,000 in 2004 from $2,115,000 in 2003, due to a decrease in the overdraft protection program introduced in mid-2002. That program provides our customers the option of having checks honored that would otherwise have been returned for insufficient funds, saving the customers the multiple fees charged by the vendors to whom the checks were originally presented. The current year decrease in non-interest income also included lower earnings from our mortgage-origination program as the refinancing of mortgages slowed down and the net fees received fell below expectations. That program has been reworked and revitalized for the coming year. Gains on the sales of assets, specifically investment securities helped offset some of these losses, as the Bank restructured its portfolio to face the expected upswing in security yields. Most of these sales were taken during the fourth quarter. Leaving the origination and servicing of sold loans behind, gave rise to a reduction in servicing income recognized on mortgages sold in the secondary market for which the Bank still retains a servicing fee. As that

                                                                              7.

portfolio diminishes, the Mortgage Servicing Rights asset, which has a current market value of $120,000, will also diminish. It is expected that this asset will be fully-amortized by mid-year 2005. While the apparent trend for noninterest income is a declining value, actual current, recurring fee income is expected to rise. Past performance has included large amounts of income from the sales of assets and the recognition of non-cash mortgage servicing rights, which have also been expensed at higher amounts. Current and future values should reflect a higher level of continuing services provided to our customers.

While the decision to stop originations of real estate loans subsequently sold to the Federal Home Loan Mortgage Association (FHLMC, a.k.a. FreddieMac) gave rise to the decreases discussed above, the Bank entered into an exclusive agreement with Countrywide, Inc., a national mortgage origination firm, to originate loans in our current markets as their agent, for which the Bank earns a fee. Those fees amounted to $114,000 and $168,000 in 2004 and 2003. Management is also working to improve its sales force and bring the Bank up to production levels meeting requirements to qualify for fees roughly double the rate currently attainable. Thus, our customers are being served with a larger array of mortgage products hitherto unable to be offered in our markets, and the Corporation can still derive considerable fee income without the Bank supporting a sizable infrastructure to service those loans. Funding is provided by Countrywide at the loan closing which does not impact the liquidity position of the Bank. As an added feature, most of the loans close through the Bank's Beck Title partner.

NON-INTEREST EXPENSE

Total non-interest expense increased $552,000 in 2004 to $10,417,000. Personnel expenses grew 3.5% or $173,000. Occupancy and equipment expenses also increased $187,000 as the Bank upgraded its computer systems and ATM network to handle the influx of more and more electronic banking initiatives. Initial depreciation of new equipment far out-paced the previous year's amounts, which included a lot of fully-depreciated equipment. Data processing expenses were up $90,000, mostly for the increased cost of modern phone lines capable of handling the data flows associated with today's modern banking software applications such as data and check imaging, and internet banking. The Bank and Corporation both saw an increase in professional fees as the legal fees associated with the management change carried over into 2004. These included the contractual writing of separation agreement terms and disclosures, as well as the public relations advices issued during the management changes, not directly related to actual employment expenses. Other expenses such as ATM processing fees also rose in 2004.Efforts to control these costs or at least recoup a portion of them by processing for other banks are underway, but additional expenditures will be necessary before the cost savings or income can be realized.

As the Bank grows in size and complexity, the cost of processing and accounting for each of the myriad of products and services continues to escalate. Most of these processes have been out-sourced to external vendors, whose fee structures do not favor the level of growth the Bank has experienced, adding to an already heavy overhead burden. Management is currently investigating ways to slow or eliminate the growth of these expenses, and is likely to alter the way in which such processing is handled. However, as is often the case when discussing bringing processing back in-house, it is likely that additional capital amounts will have to be expended to establish a modern infrastructure before operating expenses can be pared.

The mortgage servicing rights must be amortized over time to account for the timing of their actual receipt during the life of the underlying loans. The Corporation is also required to test the fair market value and present value of these future cash inflows, and to account for any impairment of market value. Such valuations have been performed since 2001, and since that time only the initial impairment adjustment of $276,000 has been deemed necessary, which was taken in 2001. Since that time, as the Bank has stopped originating and selling long-term fixed-rate mortgages, the existing recognized value of those servicing rights has been steadily reduced through monthly amortizations of scheduled amounts, with additional amounts being expensed as loans were refinanced and completely removed from the books. Amortization for mortgage servicing rights amounted to $240,000 in 2004 and $304,000 in 2003. No further impairment charges have been deemed necessary as the initial valuation and subsequent

                                                                              8.

amortizations have kept our book value at market value. The continued amortization should result in eliminating this asset from our books during the next year.

Total non-interest expense increased $280,000 in 2003 from $9,585,000 in 2002, as the Bank absorbed the increased expenses to cover the $292,000 extra expenditure to cover the separation agreements of the two executive officers who left. Other operating expenses were generally held in check in 2003 versus 2002 after expanding the corporate infrastructure as the Corporation spread its presence into the Marion, Findlay, and Westerville markets in those prior years.

INCOME TAXES

Income tax expense of $439,000 in 2004 compares to $122,000 in 2003 and $640,000 in 2002. Tax values reflect the relative size of current year profits. The 2003 value also reflects the additional amounts of tax-free securities added to the investment portfolio over the previous two years in an effort to rebuild a portfolio of suitable collateral to pledge for public funds accounts depleted to fund the loan growth of that same period. These effective tax rates are lower than the statutory rate of 34%, primarily resulting from the Bank's investment in these tax-exempt obligations from states and political subdivisions.

                                                           ENDING BALANCES AS OF THE DATE SHOWN
                                 ----------------------------------------------------------------------------------------
                                 12/31/04      12/31/03       $ CHG         % CHG     12/31/02      $ CHG          % CHG
                                 --------      --------      ------         ------    --------      ------        -------
Cash & Fed funds                  10,254        10,624         (370)         (3.48)     7,057        3,567          50.55
Securities AFS                    59,883        48,491       11,392          23.49     39,668        8,823          22.24
Gross loans                      214,193       206,274        7,919           3.84    202,065        4,209           2.08
Allowance for loan losses         (2,503)       (2,503)           0           0.00     (2,091)        (412)        (19.70)
                                 -------       -------       ------         ------    -------       ------        -------
 Loans, net                      211,690       203,771        7,919           3.89    199,974        3,797           1.90
Premises & Equipment               6,321         6,380          (59)         (0.92)     6,167          213           3.45
Accrued interest receivable        1,036         1,143         (107)         (9.36)     1,197          (54)         (4.51)
Other Assets                       7,466         2,431        5,035         207.12      2,738         (307)        (11.21)
                                 -------       -------       ------         ------    -------       ------        -------
 Total assets                    296,650       272,840       23,810           8.73    256,801       16,039           6.25
                                 =======       =======       ======         ======    =======       ======        =======

Noninterest-bearing demand        26,882        26,123          759           2.91     22,453        3,670          16.35
Interest-bearing demand           72,599        68,656        3,943           5.74     64,678        3,978           6.15
Savings and time deposits        107,416       103,413        4,003           3.87    102,363        1,050           1.03
Time deposits of $100k            42,277        40,559        1,718           4.24     33,314        7,245          21.75
                                 -------       -------       ------         ------    -------       ------        -------
 Total deposits                  249,174       238,751       10,423           4.37    222,808       15,943           7.16
FHLB advances                     24,600        11,500       13,100         113.91     11,500            0           0.00
Other borrowed funds                   0             0            0           0           350         (350)       (100.00)
Accrued interest payable             303           415         (112)        (26.99)       329           86          26.14
Other liabilities                    787         1,019         (232)        (22.77)     1,036          (17)         (1.64)
                                 -------       -------       ------         ------    -------       ------        -------
 Total liabilities               274,864       251,685       23,179           9.21    236,023       15,662           6.64
Shareholders' equity              21,786        21,155          631           2.98     20,778          377           1.81
                                 -------       -------       ------         ------    -------       ------        -------
 Total liabilities & equity      296,650       272,840       23,810           8.73    256,801       16,039           6.25
                                 =======       =======       ======         ======    =======       ======        =======

                                                                              9.

                                                     AVERAGE DAILY BALANCES FOR THE PERIODS SHOWN
                               ----------------------------------------------------------------------------------------
                                      THREE MONTHS ENDED DECEMBER 31               TWELVE MONTHS ENDED DECEMBER 31
                               --------------------------------------------  ------------------------------------------
                                 2004        2003      $ CHG         % CHG    2004         2003       $ CHG      % CHG
                               -------     -------     ------       -------  -------     -------     ------      ------
Cash & Fed funds                 8,975      10,905     (1,930)       (17.70)  10,099       9,017      1,082       12.00
Securities AFS                  60,422      47,705     12,717         26.66   54,196      45,565      8,631       18.94
Gross loans                    211,071     203,395      7,676          3.77  206,420     201,714      4,706        2.33
Allowance for loan losses       (2,491)     (2,110)      (381)        18.06   (2,469)     (2,062)      (407)      19.74
                               -------     -------     ------       -------  -------     -------     ------      ------
 Loans, net                    208,580     201,285      7,295          3.62  203,951     199,652      4,299        2.15
Premises & Equipment             6,312       6,389        (77)        (1.21)   6,328       6,277         51        0.81
Accrued interest receivable      1,455       1,397         58          4.15    1,358       1,358          0        0.00
Other Assets                     3,799       2,667      1,132         42.44    2,962       3,035        (73)      (2.41)
                               -------     -------     ------       -------  -------     -------     ------      ------
 Total assets                  289,543     270,348     19,195          7.10  278,894     264,904     13,990        5.28
                               =======     =======     ======       =======  =======     =======     ======      ======
Noninterest-bearing demand      21,599      21,277        322          1.51   21,473      19,977      1,496        7.49
Interest-bearing demand         73,970      68,259      5,711          8.37   72,619      66,037      6,582        9.97
Savings and time deposits      106,256     104,889      1,367          1.30  104,690     105,121       (431)      (0.41)
Time deposits of $100k          42,161      40,903      1,258          3.08   40,572      37,870      2,702        7.13
                               -------     -------     ------       -------  -------     -------     ------      ------
 Total deposits                243,986     235,328      8,658          3.68  239,354     229,005     10,349        4.52
FHLB advances                   21,156      11,500      9,656         83.97   16,084      12,170      3,914       32.16
Other borrowed funds               154           4        150       3750.00      151         179        (28)     (15.64)
Accrued interest payable           342         448       (106)       (23.66)     350         431        (81)     (18.79)
Other liabilities                1,857       1,508        349         23.14    1,328       1,658       (330)     (19.90)
                               -------     -------     ------       -------  -------     -------     ------      ------
 Total liabilities             267,495     248,788     18,707          7.52  257,267     243,443     13,824        5.68
Shareholders' equity            22,048      21,560        488          2.26   21,627      21,461        166        0.77
                               -------     -------     ------       -------  -------     -------     ------      ------
 Total liabilities & equity    289,543     270,348     19,195          7.10  278,894     264,904     13,990        5.28
                               =======     =======     ======       =======  =======     =======     ======      ======

FINANCIAL CONDITION

Total assets grew more than $23,810,000 in 2004 compared to 2003 growth of more than $16,039,000. In general, the investment and loan portfolios have been growing as the Bank has grown its deposit base and replaced short-term borrowed funds with more traditional demand and time deposits, especially those of $100,000 balances or more. These funds replaced the high-rate certificates that had been on the books for more than three years and had been creating a drag on earnings as the general interest rate environment fell throughout 2003. The placement of public funds deposits required the Bank to increase investment footings to collateralize the uninsured portions of those deposits with balances above the $100,000 FDIC maximum level. The combination of deposit influx, runoff of the Denver-based indirect loans, and pay-downs on the real estate loan portfolio generated most of the cash to fund not only the commercial and consumer loan growth, but also the reduction of short-term borrowing from the FHLB, leaving only our long-term borrowing of $11,500,000.Short-term borrowings have been used again in 2004 to help fund the loan growth. The table that shows average balances confirms the growth.

LOANS

Year-end loans (in thousands) were as follows:

                                          2004           2003            2002          2001            2000
                                          ----           ----            ----          ----            ----
Commercial loans                      $   140,348    $   129,171     $   115,813    $    89,471    $    91,710
Real estate loans - residential            10,959         12,323          20,177         40,117         42,693
Consumer and credit card loans             21,449         32,810          45,468         58,341         69,012
Home equity loans                          18,331         13,445           9,631          8,354          7,720
Consumer finance loans                     23,106         18,525          10,976          2,654          3,489
                                      -----------    -----------     -----------    -----------    -----------
    Total loans                       $   214,193    $   206,274     $   202,065    $   198,937    $   214,624
                                      ===========    ===========     ===========    ===========    ===========

                                                                             10.

The Corporation's commercial loan portfolio increased to $140,348,000 in 2004 from $129,171,000 in 2003, a change of $11,177,000, which reflects the trend over the last five years. Total growth in commercial loans since the end of 2000 amounts to more than $48,638,000. This helps offset the loss of more than $31,700,000 in the real estate loan portfolio, but not the $47,563,000 in consumer loans. Home equity loans have shown steady if not large growth, with a total growth of about $10,611,000. Competition in this product is intense in the industry, with current rates being pegged at or below the prime rate. The tax-deductibility of most of the interest for individual purposes makes it a popular option among home-owners. Management expects to continue the growth in commercial loans, but is also encouraging more consumer equity and standard installment loans as well.

Consumer finance loans made through the Advantage Finance, Inc. affiliate ("Advantage") have grown to over $23,100,000 and help retail vendors finance sales of their products to persons who might not otherwise qualify for Bank credit. Advances in accounting systems allow the Bank to funnel all indirect credit (where the dealer arranges for credit for its qualified customers) relationships through the affiliate and still maintain the ability to segregate customers who are and who are not Bank-credit qualified for reserve purposes. While these loans carry a higher yield than standard Bank loans, they also carry a heavier risk burden, a higher reserve requirement, and a substantive overhead cost.

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

The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2004.

                        One Year     One Through       Over
                        or less      Five Years     Five Years
                        -------      ----------     ----------
                    $    21,786    $     17,168     $   101,394

Of the loans included above with maturities exceeding one year, $10,669,000 have fixed rates to maturity, while $107,893,000 have adjustable rates.

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

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to cover probable loan losses to be incurred. Management prepares a written report analyzing the adequacy of the allowance for loan losses and the Board of Directors reviews this on a monthly basis. Each loan portfolio, by type and by collateral, is evaluated independently to identify probable incurred losses. Factors considered include historical and current losses and delinquencies, pertinent known economic conditions, specific knowledge of the circumstances of individual credits, industry sector changes, and estimated collateral values for known problem loans. Under this methodology, the sufficiency of the total allowance may vary depending on changes, if any, in the mix of the loan types and whether or not total loans increase or decrease. Management judgments as to the probability of loss and the amount of loss for individual loans and pools of loans are subjective and subject to change over time. Each type of loan category is assigned a specific loss-potential percentage, and when the mix of different loan types changes, the required value of the reserve is automatically adjusted.

                                                                             11.

The allowance for loan losses has undergone numerous reviews and changes over the last few years, with more and more weight being given to the customers' ability to repay the loans regardless of eventual collateral coverage. Some of those relationships proved to be losses, as can be seen in the above table, while others did not result in any loss. Over the five year period shown, net losses have grown steadily and the provision amount has also risen. In 2004, the Corporation added almost $1,500,000 to the reserve after adding almost $2,000,000 to the allowance in 2003, and incurred $1,486,000 in net losses. The allowance now stands at 1.2% of gross loans, the highest level in the Corporation's history, both in terms of percentage and absolute dollars. $225,000 of the 2003 actual losses on commercial loans was one credit relationship that had been held up in probate court for two years. That loan finally was paid off when the probate was settled. All loans charged off are subject to continuing review, and concerted efforts are made to maximize recovery.

The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31, 2004.

                                                2004           2003          2002          2001          2000
                                                ----           ----          ----          ----          ----
Balance at beginning of period               $    2,503     $    2,091    $    1,743    $    2,089     $   1,499
Loans charged off:
     Commercial                                    (642)          (693)         (319)       (1,244)          (65)
     Real estate                                    (71)            (3)           --            --            --
     Consumer                                    (1,072)          (971)         (619)         (565)         (523)
                                             ----------     ----------    ----------    ----------     ---------
         Total loans charged off                 (1,785)        (1,667)         (938)       (1,809)         (588)
                                             ----------     ----------    ----------    ----------     ---------
Recoveries of loans previously charged off:
     Commercial                                     164             15            37           253            42
     Real estate                                     --             --             2            --            --
     Consumer                                       135             92            92           120           132
                                             ----------     ----------    ----------    ----------     ---------
         Total loan recoveries                      299            107           131           373           174
                                             ----------     ----------    ----------    ----------     ---------
Net loans charged off                            (1,486)        (1,560)         (807)       (1,436)         (414)
Provision charged to operating expense            1,486          1,972         1,155         1,090         1,004
                                             ----------     ----------    ----------    ----------     ---------
Balance at end of period                     $    2,503     $    2,503    $    2,091    $    1,743     $   2,089
                                             ==========     ==========    ==========    ==========     =========

Ratio of net charge-offs to average
   loans outstanding for period                    0.72%          0.77%         0.41%         0.70%         0.20%

The charge-offs in commercial loans tend to happen in larger dollar amounts than on the consumer loan side. Consumer loans are constant in their charge-downs and will vary with the economic conditions concerning employment and productivity. Changes in bankruptcy laws have made it easier for consumers to shed unsecured debt. As this has happened, the Corporation has tried to emphasize more collateral-based lending. Where this is not possible, the credit is placed through Advantage Finance at loan rates consistent with the risk involved. So far the risks involved in consumer charge-offs have been made up through the higher rates charged on these riskier loans. Efforts are continually underway to collect on as many charged-off balances as possible. This effort is reflected somewhat in the increase in legal expenses which have been incurred in an effort to increase recoveries going forward.

Before loans are charged off, they usually go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30-, 60-, 90-days at a time. Those loans are put on a list of loans to "watch" as they continue to under-perform according to original terms. Repeat offenders are moved to non-accrual status when their delinquencies have been frequent or sustained enough to assume that normal payments may never be reestablished. This prevents the Corporation from recognizing income it may never collect and usually creates small negative spikes in earnings as any accrued interest already on the books is reversed from prior earnings estimates. Large loans such as the one that went through years of court delays can create spikes in the amount of non-performing loans, as shown in the table below. The

                                                                             12.

$225,000 charge-off amount from 2003 was part of a $2,200,000 total loan relationship that at the end of 2002 accounted for the majority of the $3,352,000 designated as impaired. While that situation has been resolved, other loans have experienced their own levels of non-performance. Impaired loans at the end of 2004 were almost half of what they were the year before, not only because many were written off, but tighter credit controls have resolved the issues involved with several of the relationships.

Loans are placed on non-accrual status when management believes that the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged off.

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

                          Percentage of             Percentage of              Percentage of
                          Loans in Each             Loans in Each              Loans in Each
                           Category to               Category to                Category to
               Allowance      Total      Allowance      Total      Allowance       Total
                 Amount       Loans       Amount        Loans        Amount        Loans
               ---------  -------------  ---------  -------------  ---------  --------------
                   December 31, 2004        December 31, 2003          December 31, 2002
               ------------------------  ------------------------  -------------------------
Commercial      $ 1,268         65%       $ 1,391         63%         $  885        57%
Real estate         148         14            121         12             116        15
Consumer          1,087         21            991         25           1,090        28
Unallocated          --        n/a             --        n/a              --       n/a
                -------        ---        -------        ---          ------       ---
Total           $ 2,503        100%       $ 2,503        100%         $2,091       100%
                          Percentage of             Percentage of
                          Loans in Each             Loans in Each
                           Category to               Category to
               Allowance      Total      Allowance      Total
                Amount        Loans       Amount        Loans
               ---------  -------------  ---------  -------------
                  December  31, 2001        December 31, 2000
               ------------------------  ------------------------
Commercial       $  538         45%       $   809         43%
Real estate         199         24            154         23
Consumer          1,006         31          1,126         34
Unallocated          --        n/a             --        n/a
                 ------        ---        -------        ---
Total            $1,743        100%       $ 2,089        100%


Commercial loans and commercial real estate loans that are classified as substandard or doubtful are subject to review through the internal loan review process. Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage, home equity, automobile, and credit card loans.

The following schedule summarizes impaired and nonperforming loans (in thousands) as of December 31.

                                                   2004          2003        2002         2001         2000
                                                   ----          ----        ----         ----         ----
Impaired loans                                   $   1,283    $   2,462    $   3,352    $   1,002    $   2,365
                                                 =========    =========    =========    =========    =========
Loans accounted for on a nonaccrual basis
   (includes substantially all impaired loans)   $   1,283    $   2,377    $   3,865    $   1,247    $   1,840
Accruing loans which are contractually past
   due 90 days or more as to interest or
   principal payments                                   80           83           46          977           71
Loans that are "troubled debt restructurings"
   as defined in Statement of Financial
   Accounting Standard No. 15
   (exclusive of loans listed above)                    --           --           --           --           --
                                                 ---------    ---------    ---------    ---------    ---------

     Total nonperforming loans                   $   1,363    $   2,460    $   3,911    $   2,224    $   1,911
                                                 =========    =========    =========    =========    =========

Nonperforming loans to Allowance for loss             0.54         0.98         1.87         1.28         0.92

                                                                             13.

Interest income recognized on impaired loans was $13,000 in 2004 and $21,000 in 2003. The outstanding balance of impaired loans as of the end of 2004 is smaller than in 2003, but one loan made up $2,240,000 of the balances for 2002, and it was expected to cost the Corporation $275,000, while it was still earning interest up until the end of 2002. As we know now, that loan cost us $225,000 in charge-offs. The interest on that loan contributed most of the collected interest in 2002, while current balances are made up of mostly non-accrual loans.

As of December 31, 2004, there are no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.

Another factor associated with asset quality is Other Real Estate Owned ("OREO"). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. Three properties were held during parts of 2002 at an initial value of $190,000, and disposed of at a profit of $21,000. There were two properties held at year end 2003. Only one property is held on the books at year end 2004 with a carrying value of $27,000. Management feels this property will be sold for book value. During 2004, sales of OREO resulted in a net loss of $17,000.

SECURITIES

All securities are classified as available for sale and are carried at fair value. U.S Treasury and Agency securities were allowed to pay down and the proceeds were reinvested into tax free obligations and mortgage-backed securities in order to increase yields and provide pledgeable collateral for possible borrowings. Some of the tax free portfolio was sold off to take advantage of market conditions to realize gains and reposition the portfolio to eliminate out-of-state holdings. As of December 31, 2004, there are no concentrations of securities of any one issuer, other than the U.S. Government and Government Agencies, whose carrying value exceeds 10% of shareholders' equity.

The carrying value of securities available for sale (in thousands) as of December 31 is summarized as follow:

                                                             2004              2003              2002
                                                             ----              ----              ----
U.S. Treasury and U.S. Government
    Agency securities                                   $         8,472   $        6,037    $        4,789
Obligations of states and political subdivisions                 18,098           27,287            20,559
Corporate bonds                                                      --               --                --
Mortgage-backed securities                                       31,359           13,293            12,518
Equity investments                                                1,954            1,874             1,802
                                                        ---------------   --------------    --------------
                                                        $        59,883   $       48,491    $       39,668
                                                        ===============   ==============    ==============

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) by category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2004:

                                                              Maturing            Maturing
                                         Maturing in          After One          After Five         Maturing
                                          One Year          Year Through        Years Through         After
                                           or Less           Five Years           Ten Years         Ten Years
                                       Amount    Yield     Amount    Yield     Amount   Yield     Amount   Yield
                                      -------    -----    -------    -----   --------   -----    --------  -----
U.S. Treasury and U.S. Government
    Agency securities                 $ 7,503    4.51%    $   969    3.18%   $     --            $     --
Obligations of states and political
    subdivisions                           --               3,027    5.95%     11,399    5.79%      3,672   6.51%
Mortgage-backed securities                 15    3.68%         --               2,959    3.69%     28,385   4.23%
                                      -------   -----     -------  ------    --------   -----    --------  -----
      Total                           $ 7,518    4.51%    $ 3,996    5.28%   $ 14,358    5.36%   $ 32,057   4.49%
                                      =======   =====     =======  ======    ========   =====    ========  =====

                                                                             14.

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

DEPOSITS

Total deposits increased to $249,174,000 in 2004 from $238,751,000 in 2003 and $222,808,000 in 2002. In order to understand the growth pattern, it is easier to look at the average balances shown below for those three years. Both interest-bearing and non-interest bearing demand deposits have grown steadily from year-to-year, but the interest expense on those deposits has fallen as general interest rates have fallen. Those rates would have fallen sooner except for one large public fund entity which had a long-term agreement guaranteeing them a favorable rate in lieu of continually bidding on and rolling over various portions of their funds in time deposit accounts. That one account makes up more than $10,000,000 in balances. That account was renegotiated toward the end of 2003, and now pays a current market rate for two years. The average noninterest-bearing demand deposits grew to $21,474,000 in 2004 from $19,977,000 in 2003 and $18,697,000 in 2002. This represents a steady increase in basic banking relationships, where current working funds support customers' day-to-day funding needs. Basic savings accounts have more or less held steady, even in the face of drastically falling interest rates being paid on them. The average balance of savings accounts was $20,568,000 in 2004, up slightly from $20,387,000 in 2003, and down from $21,040,000 in 2002. The real story lies in the interest-bearing time deposit balances. In 2004 they averaged $124,694,000, compared to $122,604,000 in 2003 and $104,522,000 in 2002. In 2001 there were more than $45,000,000 such accounts, most in small denominations, earning around 7% or more, with original maturities ranging from 21 to 36 months. As those deposits matured throughout 2003 and 2002, the majority of those customers chose not to renew at the then-current rates, having been rate-shoppers who switched banks to get the highest return available. They were eventually replaced by large-balance public fund placements and selected issues of brokered funds, many of which were also in denominations of $100,000 or more. All of those placements were done at then-current market rates. The result was a drastic reduction in the average cost of funds, lowering the effective rate from 4.17% to 2.98% as shown in the table. The 2001 average cost was 5.97%

The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2004:

Three months or less                                          $   3,747
Over three months through six months                              4,537
Over six months through twelve months                            15,502
Over twelve months                                               18,491
                                                              ---------
     Total                                                    $  42,277
                                                              =========

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31:

                                                      2004                      2003                    2002
                                             ---------------------    --------------------    --------------------
                                              Average      Average      Average    Average      Average    Average
                                              Amount        Rate        Amount      Rate        Amount      Rate
                                             ----------    -------    ----------   -------    ----------   -------
Interest-bearing demand deposits             $   72,619     1.10%     $   66,037    1.41%     $   59,863    1.86%
Savings deposits                                 20,568     0.29          20,387    0.39          21,040    0.77
Time deposits                                   124,694     2.98         122,604    3.29         104,522    4.17
Demand deposits (noninterest-bearing)            21,474                   19,977                  18,697
                                             ----------               ----------              ----------
     Total                                   $  239,355               $  229,005              $  205,122
                                             ==========               ==========              ==========

                                                                             15.

OTHER ASSETS

Other assets were $7,466,000 at year-end 2004 compared to $2,431,000 at year-end 2003. The increase is primarily due to the purchase of $4,500,000 of Bank-owned life insurance (commonly known as BOLI) to be used to fund future deferred compensation plans, while still earning the Corporation tax-free income. The Bank already owned more than a $1,000,000 of BOLI under another such plan covering senior executives. Balances in OREO decreased $123,000 to $27,000 as compared to 2003.

CAPITAL RESOURCES

Total shareholders' equity at year-end 2004 was $21,786,000, an increase of $631,000 over the balance of $21,155,000 in 2003. While the Corporation earned $1,524,000 in 2004, $895,000 was paid out as dividends, and another $224,000 paid out to buy back treasury shares. The dividend was maintained and represents a payout out of more than 58%. In similar circumstances during 2003, dividends of $884,000 were paid from earnings of $1,273,000.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 2004, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8%, with half of the capital composed of core capital. Minimum leverage ratios range from 3% to 5% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution's balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution's Tier 1 capital with certain limitations in meeting the total risk-based capital requirements.At December 31, 2004, the Bank's total risk-based capital ratio and leverage ratio were 10.4% and 7.4%, thus exceeding the minimum regulatory requirements. At December 31, 2003, the ratios were 11.1% and 7.7%. The Corporation has similar capital requirements on a consolidated basis as described in Note 13 of the consolidated financial statements. The change in Tier 2 percentage reflects the Bank's concentration shifting to commercial and consumer loans rather than the long-term consumer real estate loans, which carry a lower assessed risk estimate.

At this time, management does not anticipate a need for additional capital. Daily transactions provide sufficient working capital to run the Corporation. There are sufficient unissued shares available should any opportunities for acquisition arise.

                                                                             16.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has certain obligations and commitments to make future payments under contracts. At December 31, 2004 , the aggregate contractual obligations and commitments are:

Contractual obligations

                                                                       Payments Due by Period
                                                              Less Than       1-3          3-5         After
(in thousands)                                    Total       One Year       Years        Years       5 Years
                                               -----------    ---------    ---------    ---------    ---------
Time deposits and certificates of deposit      $   129,748    $  71,207    $  49,139    $   8,086    $   1,316
Borrowed funds                                      24,600        8,100        5,000       11,500           --
                                               -----------    ---------    ---------    ---------    ---------
Total                                          $   154,348    $  79,307    $  54,139    $  19,586    $   1,316
                                               ===========    =========    =========    =========    =========

Other commitments

                                                        Amount of Commitment - Expiration by Period
                                                            Less Than       1-3          3-5         After
(in thousands)                                   Total       One Year      Years        Years       5 Years
                                               ---------    ---------    ---------    ---------    ---------
Commitments to extend commercial credit        $  23,028    $  10,573    $  12,118    $     163    $     174
Commitments to extend consumer credit             13,202        3,212          627        1,401        7,962
Standby letters of credit                          3,100        1,100           --           --        2,000
                                               ---------    ---------    ---------    ---------    ---------
Total                                          $  39,330    $  14,885    $  12,745    $   1,564    $  10,136
                                               =========    =========    =========    =========    =========

Items listed above under "Contractual obligations" represent standard bank financing activity under normal terms and practices. Such funds normally roll-over or are replaced by like items depending on then-current financing needs. Items shown under "Other commitments" also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source's failure to provide sufficient financing, the bank would be called upon to fill the need. The bank is also continually engaged in the process of approving new loans in a bidding competition with other banks. Terms of possible new loans are approved by management and Board committees, with caveats and possible counter terms made to the applicant customers. Those customers may accept those terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered, and would be required to be funded if accepted. Such agreements represent about $5,023,000 at year end 2004, for various maturity terms.

LIQUIDITY

Liquidity refers to the Corporation's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses and meet other obligations. Primary sources of liquidity are cash and cash equivalents, which totaled $10,254,000 at year-end 2004 as compared to $10,624,000 at year-end 2003. Net income, securities available for sale, the repayments and maturities of investments and loans serve to increase liquidity. Other sources of liquidity that could be used to help ensure funds are available when needed include, but are not limited to, the purchase of federal funds, sale of securities, obtaining advances from the FHLB, adjustments of interest rates to attract deposits, and borrowing at the Federal Reserve discount window. The Bank has $24,600,000 in advances borrowed from the FHLB as of year-end 2004, and additional amounts are available by pledging additional collateral. Management believes that its sources of liquidity are adequate to meet the needs of the Corporation.

A measure of liquidity is the relationship of loans to deposits and borrowed funds. Lower ratios indicate

                                                                             17.

greater liquidity. At December 31, 2004 and 2003, the ratio of loans to deposits and borrowed funds was 78.2% and 82.4%. Management believes that these ratios represent acceptable levels of liquidity.

Net cash flows from operating activities no longer fluctuate with the dollar volume of mortgage loans being originated and the amount of those loans sold. The significant changes in operating activities have led to an emphasis on growing the commercial and consumer loan portfolios. Pay-downs and payoffs of the indirect consumer loans based out of Denver has provided some of the requisite funding, but the significant sources of cash have been from the growth in the Bank's deposit base and borrowings from the FHLB. Some additional funding has come from the issuance of securities to meet the demands from the exercising of options and funding the deferred compensation plan for the Board of Directors. See the consolidated statements of cash flows in the accompanying financial statements for a more detailed presentation of the Corporation's cash flows from operating, investing and financing activities. Cash flows of the Corporation support the payment of the dividends since so many of the items going against the year's earnings were non-cash items. This includes $598,000 of depreciation and $240,000 of mortgage servicing rights amortization. In similar circumstances during 2003, dividends of $884,000 were paid from earnings of $1,273,000, which included $508,000 of depreciation and $304,000 of mortgage servicing rights amortization.

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

Management monitors its gap position with the goal to increase its net interest income slightly in a rising interest rate environment, in order to maintain earnings at an acceptable level when additional funding of loan loss reserve may be necessary. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates on some of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have primarily fixed rates of interest, except for home equity loans. At year end 2004, the Corporation's gap position was positive as more assets are set to reprice in the coming year than are deposits, but by a factor less than 10% of total assets, the limit established by the Board of Directors.At year end 2003, the Corporation's gap position was positive as the high-rate time deposits had all matured during the first two quarters of 2002. The total gap at the one-year level was again within the limit set by the Board of Directors.

                                                                             18.

             PRINCIPAL/NOTIONAL AMOUNT WITH EXPECTED MATURITIES IN:
                             (Dollars in thousands)

For the Year Ended December 31, 2004:

                                                                                                                            Fair
                                               2005       2006      2007       2008      2009     Thereafter     Total     Value
                                             ---------  --------  ---------  --------  ---------  -----------  ---------  --------
RATE-SENSITIVE ASSETS:
Fixed interest rate loans                    $  3,786   $ 6,386   $  9,881   $13,107   $  9,684   $   18,601   $ 61,445   $ 62,298
     Average interest rate                       7.95%     9.95%     10.17%    10.48%      9.71%        8.70%      9.38%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Variable interest rate loans                 $ 19,595   $ 2,692   $  1,639   $ 3,332   $  3,135   $  122,355   $152,748   $152,537
     Average interest rate                       6.28%     5.69%      5.79%     6.04%      5.84%        5.81%      5.87%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Fixed interest rate securities               $  7,643   $ 1,533   $  1,072   $   517   $    833   $   33,816   $ 45,414   $ 45,531
     Average interest rate                       4.51%     4.39%      6.07%     5.98%      5.40%        5.03%      4.96%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Variable interest rate securities                   -         -          -         -          -   $   14,456   $ 14,456   $ 14,352
     Average interest rate                                                                              4.15%      4.15%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits                 $  6,720   $ 5,376   $  4,032   $ 3,361   $  3,361   $    4,032   $ 26,882   $ 26,882
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Interest-bearing demand deposits             $ 16,149   $16,149   $ 16,149   $16,149   $ 16,149   $    8,098   $ 88,843   $ 88,843
     Average interest rate                       0.92%     0.92%      0.92%     0.92%      0.92%        0.92%      0.92%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Interest-bearing time deposits               $ 71,207   $32,869   $ 16,270   $ 4,564   $  3,522   $    1,316   $129,748   $130,427
     Average interest rate                       2.94%     2.87%      3.57%     3.68%      3.78%        4.13%      3.06%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Fixed interest rate borrowings                      -   $ 3,000          -   $11,500          -            -   $ 14,500   $ 14,872
     Average interest rate                                 3.01%                4.60%                              4.27%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Variable interest rate borrowings            $  8,100   $ 2,000          -         -          -            -   $ 10,100   $ 10,100
     Average interest rate                       2.38%     2.42%                                                   2.39%
                                             --------   -------   --------   -------   --------   ----------   --------   --------

For the Year Ended December 31, 2003:

                                                                                                                            Fair
                                               2004       2005      2006       2007      2008     Thereafter     Total     Value
                                             ---------  --------  ---------  --------  ---------  -----------  ---------  --------
RATE-SENSITIVE ASSETS:
Fixed interest rate loans                    $  8,614   $ 5,493   $  8,647   $12,108   $  9,622   $   25,612   $ 70,096   $ 72,523
     Average interest rate                       5.37%     9.25%      9.79%    10.58%     10.21%        9.14%      8.92%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Variable interest rate loans                 $ 11,094   $  4,23   $  1,669   $ 2,388   $  4,945   $  111,848   $136,178   $136,574
     Average interest rate                       5.60%     4.89%      5.70%     5.66%      5.75%        5.58%      5.57%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Fixed interest rate securities               $  1,000   $ 5,157   $      -   $   540   $  1,081   $   35,564   $ 43,342   $ 43,678
     Average interest rate                       3.00%     4.51%                6.53%      6.07%        5.47%      5.33%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Variable interest rate securities                   -         -          -         -          -   $    2,967   $  2,967   $  2,940
     Average interest rate                                                                              4.20%      4.20%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
RATE-SENSITIVE LIABILITIES:
Noninterest-bearing deposits                 $  6,532   $ 5,224   $  3,918   $ 3,265   $  3,265   $    3,918   $ 26,122   $ 26,122
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Interest-bearing demand deposits             $ 16,348   $16,184   $ 16,184   $16,184   $ 16,184   $    7,759   $ 88,843   $ 88,843
     Average interest rate                       0.84%     0.84%      0.84%     0.84%      0.84%        0.84%      0.84%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Interest-bearing time deposits               $ 58,440   $45,959   $ 10,241   $ 5,203   $  2,705   $    1,239   $123,787   $125,612
     Average interest rate                       2.55%     3.53%      3.10%     4.25%      3.50%        4.11%      3.06%
                                             --------   -------   --------   -------   --------   ----------   --------   --------
Fixed interest rate borrowings                      -         -          -         -   $ 11,500                $ 11,500   $ 12,290
     Average interest rate                                                                 4.60%                   4.60%
                                             --------   -------   --------   -------   --------   ----------   --------   --------

The tables provide information about the Corporation's financial instruments, used for purposes other than trading, which are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For core deposits (demand, interest-bearing checking, savings and money market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation's historical experience, management's judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors, and does not represent when the rates on these items may be changed. Weighted-average variable rates are based upon rates existing at the reporting date.

                                                                             19.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Corporation disclosed the estimated fair value of its financial instruments at December 31, 2004 and 2003 in the notes to the consolidated financial statements. The estimated fair value of financial instruments generally broke even in 2004. Fixed rate loans had a smaller market value increase of $900,000, and variable rate loans had a small loss of $200,000, the two of which netted to the same market gain of $700,000 on the deposit portfolio, creating the "no loss" situation. Fixed rate loans in 2003 had a $2,400,000 value gain and variables had a gain of $400,000, partially offset by a $1,800,000 gain in deposit value, netting to a $1,000,000 gain.

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

ACCOUNTING STANDARDS

In December 2004, the FASB re-issued SFAS No. 123 "Accounting for Stock-Based Compensation" which becomes effective for the quarter ending September 30, 2005. This Statement supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. Under Opinion No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for these stock options. The Corporation is evaluating the impact of adopting SFAS No. 123.

                                                                             20.

                REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Auburn Hills, Michigan
March 7, 2005

                                                                             21.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio

We have audited the accompanying consolidated statements of income, changes in shareholders' equity and cash flows of Commercial Bancshares, Inc. for the year ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows of Commercial Bancshares, Inc. for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Columbus, Ohio
February 7, 2003

                                                                             22.

                           COMMERCIAL BANCSHARES, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2004 and 2003

(Dollars in thousands)

                                                                   2004            2003
                                                                -----------     -----------
ASSETS
Cash and cash equivalents                                       $     8,984     $     9,524
Federal funds sold                                                    1,270           1,100
                                                                -----------     -----------
      Cash equivalents and federal funds sold                        10,254          10,624

Securities available for sale                                        59,883          48,491
Total loans                                                         214,193         206,274
Allowance for loan loss                                              (2,503)         (2,503)
                                                                -----------     -----------
      Loans, net                                                    211,690         203,771
Premises and equipment, net                                           6,321           6,380
Accrued interest receivable                                           1,036           1,143
Other assets                                                          7,466           2,431
                                                                -----------     -----------

            Total assets                                        $   296,650     $   272,840
                                                                ===========     ===========

LIABILITIES
Deposits
      Noninterest-bearing demand                                $    26,882     $    26,123
      Interest-bearing demand                                        72,599          68,656
      Savings and time deposits                                     107,416         103,413
      Time deposits $100,000 and greater                             42,277          40,559
                                                                -----------     -----------
            Total deposits                                          249,174         238,751
FHLB advances                                                        24,600          11,500
Federal funds purchased                                                  --              --
Accrued interest payable                                                303             415
Other liabilities                                                       787           1,019
                                                                -----------     -----------
      Total liabilities                                             274,864         251,685
                                                                -----------     -----------

SHAREHOLDERS' EQUITY
Common stock, no par value, 4,000,000 shares authorized,
   1,178,938 and 1,164,722 issued in 2004 and 2003                   11,095          10,684
Retained earnings                                                    11,206          10,607
Deferred compensation plan shares, 14,671 shares in 2004,
   11,033 in 2003                                                      (360)           (270)
Treasury stock, 6,156 shares in 2004, 2,770 shares in 2003             (163)            (70)
Accumulated other comprehensive income                                    8             204
                                                                -----------     -----------
      Total shareholders' equity                                     21,786          21,155
                                                                -----------     -----------

            Total liabilities and shareholders' equity          $   296,650     $   272,840
                                                                ===========     ===========

          See accompanying notes to consolidated financial statements.

                                                                             23.

                           COMMERCIAL BANCSHARES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2004, 2003 and 2002

(Dollars in thousands, except per share data)

                                                         2004           2003          2002
                                                      ----------     ----------    ----------
INTEREST AND DIVIDEND INCOME
Interest and fees on loans                            $   14,349     $   14,334    $   15,172
Interests on securities:
      Taxable                                              1,259            652           628
      Nontaxable                                             954          1,122           797
Other                                                         38             20            15
                                                      ----------     ----------    ----------
            Total interest income                         16,600         16,128        16,612

INTEREST EXPENSE
Interest on deposits                                       4,577          5,040         5,634
Interest on borrowings                                       630            541           709
                                                      ----------     ----------    ----------
            Total interest expense                         5,207          5,581         6,343

NET INTEREST INCOME                                       11,393         10,547        10,269

Provision for loan loss                                    1,486          1,972         1,155
                                                      ----------     ----------    ----------

Net interest income after provision for loan loss          9,907          8,575         9,114
                                                      ----------     ----------    ----------

NONINTEREST INCOME
Service fees and overdraft charges                         1,940          2,115         1,797
Gains on sale of securities, net                             198            129           399
Gains on sale of loans, net                                    -              7           418
Gains/(loss) on sale of other assets, net                    (17)             -            21
Other income                                                 352            434           436
                                                      ----------     ----------    ----------
      Total noninterest income                             2,473          2,685         3,071
                                                      ----------     ----------    ----------

NONINTEREST EXPENSES
Salaries and employee benefits                             5,117          4,944         4,505
Occupancy, furniture and equipment                         1,127            940           954
Data processing                                              805            715           681
State taxes                                                  413            369           351
FDIC deposit insurance                                        68             68            67
Professional fees                                            332            292           325
Amortization and impairment charges of intangibles           257            321           488
Other operating expense                                    2,298          2,216         2,214
                                                      ----------     ----------    ----------
      Total noninterest expense                           10,417          9,865         9,585

Income before income taxes                                 1,963          1,395         2,600

Income tax expense                                           439            122           640
                                                      ----------     ----------    ----------

NET INCOME                                            $    1,524     $    1,273    $    1,960
                                                      ==========     ==========    ==========

Basic earnings per common share                       $     1.30     $     1.10    $     1.69
                                                      ==========     ==========    ==========
Diluted earnings per common share                     $     1.29     $     1.09    $     1.69
                                                      ==========     ==========    ==========

          See accompanying notes to consolidated financial statements.

                                                                             24.

                           COMMERCIAL BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2004, 2003, and 2002

(Dollars in thousands)

                                                                                    Accumulated
                                                               Additional              Other        Stock                 Total
                                                       Common    Paid-In  Retained Comprehensive  Ownership  Treasury Shareholders'
                                             Shares    Stock     Capital  Earnings     Income    Plan Shares   Stock      Equity
                                           ---------- -------- ---------- -------- ------------- ----------- -------- -------------
Balance at January 1, 2002                 1,155,294  $ 10,241 $     205  $ 9,178  $       (200) $     (205) $     -  $     19,219

Comprehensive income:
   Net income                                                -         -    1,960             -           -        -         1,960
   Change in net unrealized gain (loss) on
     securities available for sale, net
     of reclassification and tax effect                      -         -        -           332           -        -           332
                                                                                                                      ------------
         Total comprehensive income                          -         -        -             -           -        -         2,292
Cash dividends declared                                      -         -     (882)            -           -        -          (882)
Shares acquired for deferred
   compensation 2,827                              -         -        67        -             -         (67)       -             -
Issue of stock under stock option plans        8,250       145         -        -             -           -        -           145
Purchase of treasury stock                      (529)        -         -        -             -           -      (12)          (12)
Issuance of shares common stock                  689        16         -        -             -           -        -            16
                                           ---------  -------- ---------  -------  ------------  ----------  -------  ------------

Balance at December 31, 2002               1,163,704  $ 10,402 $     272  $10,256  $        132  $     (272) $   (12) $     20,778
                                           =========  ======== =========  =======  ============  ==========  =======  ============
Comprehensive income:
   Net income                                                -         -    1,273             -           -        -         1,273
   Change in net unrealized gain (loss)
     on securities available for sale, net
     of reclassification and tax effect                      -         -        -            72           -        -            72
                                                                                                                      ------------
         Total comprehensive income                          -         -        -             -           -        -         1,345
Cash dividends declared                                      -         -     (884)            -           -        -          (884)
Shares acquired for deferred
   compensation 330 shares                         -         -         8        -             -          (8)       -             -
Shares divested for deferred
   compensation 410 shares                         -         -       (10)       -             -          10        -             -
Purchase of treasury stock                    (6,960)        -         -        -             -           -     (174)         (174)
Issue of treasury stock under stock
   option plans                                4,719         -         -      (38)            -           -      116            78
Issue of stock under stock option plans          489        12         -        -             -           -        -            12
                                           ---------  -------- ---------  -------  ------------  ----------  -------  ------------

Balance at December 31, 2003               1,161,952  $ 10,414 $     270  $10,607  $        204  $     (270) $   (70) $     21,155
                                           =========  ======== =========  =======  ============  ==========  =======  ============

          See accompanying notes to consolidated financial statements.

                                                                             25.

                           COMMERCIAL BANCSHARES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2004, 2003, and 2002

(Dollars in thousands)

                                                                                    Accumulated
                                                               Additional              Other        Stock                 Total
                                                       Common    Paid-In  Retained Comprehensive  Ownership  Treasury Shareholders'
                                             Shares    Stock     Capital  Earnings     Income    Plan Shares   Stock      Equity
                                           ---------- -------- ---------- -------- ------------- ----------- -------- -------------
Balance at January 1, 2004                 1,161,952  $ 10,414 $     270  $10,607  $        204  $     (270) $   (70) $     21,155

Comprehensive income:
   Net income                                                -         -    1,524             -           -        -         1,524
   Change in net unrealized gain (loss) on
     securities available for sale, net of
     reclassification and tax effect                         -         -        -          (196)          -        -          (196)
                                                                                                                      ------------
         Total comprehensive income                          -         -        -             -           -        -         1,328
Cash dividends declared                                      -         -     (895)            -           -        -          (895)
Shares acquired for deferred
   compensation 954 shares                         -         -       108        -             -        (108)       -             -
Shares divested for deferred
   compensation 755 shares                         -         -       (18)       -             -          18        -             -
Purchase of treasury stock                    (8,465)        -         -        -             -           -     (224)         (224)
Issue of treasury stock under stock
   option plans                                5,079         -         -      (30)            -           -      131           101
Issue of stock for deferred
   compensation plan                           3,439        83         -        -             -           -        -            83
Issue of stock under stock option plans       10,777       238         -        -             -           -        -           238
                                           ---------  -------- ---------  -------  ------------  ----------  -------  ------------

Balance at December 31, 2004               1,172,782  $ 10,735 $     360  $11,206  $          8  $     (360) $  (163) $     21,786
                                           =========  ======== =========  =======  ============  ==========  =======  ============

          See accompanying notes to consolidated financial statements.

                                                                             26.

                           COMMERCIAL BANCSHARES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2004, 2003 and 2002

(Dollars in thousands)

                                                                  2004            2003            2002
                                                               -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                  $     1,524     $     1,273     $     1,960
   Adjustments to reconcile net income to net cash from
     operating activities
         Depreciation                                                  598             508             526
         Provisions for loan loss                                    1,486           1,972           1,155
         Deferred income taxes                                          (1)           (311)           (296)
         Gain on sale of securities                                   (198)           (129)           (399)
         Gain on sale of loans                                           -              (7)           (418)
         Gain on other real estate owned                                17               -             (21)
         Gain on sale of assets                                          -               -             (15)
         Stock dividends on FHLB stock                                 (78)            (72)            (76)
         Net amortization on securities                                224             187             203
         Amortization and impairment of intangible assets              240             321             488
         Increased cash value of Bank-owned life insurance             (58)            (48)            (36)
         Changes in:
               Loans held for sale                                       -             226          12,581
               Interest receivable                                     107              54              63
               Interest payable                                       (111)             86            (117)
               Other assets and liabilities                           (722)            196             746
                                                               -----------     -----------     -----------
         Net cash from operating activities                          3,028           4,256          16,344
                                                               -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Securities available for sale
         Purchases                                                 (32,348)        (35,699)        (34,130)
         Maturities and repayments                                   5,978           5,275           3,010
         Sales                                                      14,733          21,723          22,028
   Net change in loans                                             (10,079)         (6,547)        (16,226)
   Purchase of Bank-owned life insurance                            (4,500)              -               -
   Proceeds from sale of OREO and repossessed assets                   557             655             251
   Proceeds from sale of PP&E                                            -               -              52
   Bank premises and equipment expenditures, net                      (539)           (721)           (376)
                                                               -----------     -----------     -----------
         Net cash from investing activities                        (26,198)        (15,314)        (25,391)
                                                               -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Net change in deposits                                           10,397          15,943          17,587
   Proceeds from additional FHLB advances                           13,100               -               -
   Repayments of FHLB advances and federal funds                         -            (350)         (8,390)
   Cash dividends paid                                                (895)           (884)           (882)
   Issuance of common stock                                            321              12              16
   Purchase of treasury stock                                         (224)           (174)            (12)
   Options exercised                                                   101              78             145
                                                               -----------     -----------     -----------
         Net cash from financing activities                         22,800          14,625           8,464
                                                               -----------     -----------     -----------

Net change in cash and cash equivalents                               (370)          3,567            (583)
Cash and cash equivalents at beginning of year                      10,624           7,057           7,640
                                                               -----------     -----------     -----------

Cash and cash equivalents at end of year                       $    10,254     $    10,624     $     7,057
                                                               ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest                                         $     5,318     $     5,496     $     6,461
Cash paid for income taxes                                             515             403             740
Non-cash transfer of loans to foreclosed/repossessed assets            674             560             425

          See accompanying notes to consolidated financial statements.

                                                                             27.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (the "Corporation") and its wholly owned subsidiaries, Commercial Financial and Insurance Agency, LTD ("Commercial Financial") and The Commercial Savings Bank (the "Bank") and the Bank's wholly owned subsidiary, Advantage Finance, Incorporated (Advantage). The Bank also owns a 49.9% interest in Beck Title Agency, Ltd. which is accounted for using the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation. Although formed and filed for in December of 2003, Commercial Financial did not begin operations until the third quarter of 2004, after corporate employees passed the testing and certification requirements for dealing in financial instruments and insurance. The Corporation also operated a payday advance affiliate under the name Cash Advantage, Inc. which it closed in December of 2003.

Nature of Operations: Commercial Bancshares, Inc. is a financial holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion, Hancock, and Franklin counties. Advantage Finance, Inc. is a consumer finance company operating in Marion, Ohio and Findlay, Ohio. These market areas provide the source of substantially all of the Corporation's deposit and loan activities, although some indirect loans are made to borrowers outside the Corporation's immediate market area, currently lending more than $18,500,000 through Advantage Finance. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

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

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders' equity, net of tax. Securities are classified as trading when held for short-term periods in anticipation of market gains, and are carried at fair value. At year-end 2004 and 2003, no securities were classified as trading assets. Securities such as Federal Home Loan Bank Stock are carried at cost.

Interest income includes net amortization of purchase premiums and discounts. Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is not temporary. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

                                                                             28.

Loans Receivable: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, allowance for loan losses, and charge offs. Interest income is reported on the accrual method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. When a loan is placed on nonaccrual status, all unpaid interest is reversed to interest income. Payments received on such loans are reported as principal reductions until qualifying for return to accrual status. Accrual is resumed when all contractually due payments are brought current and future payments are reasonably assured.

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

Newly Issued But Not Yet Effective Accounting Standards: In December 2004, the FASB re-issued SFAS No. 123 "Accounting for Stock-Based Compensation" which becomes effective for the quarter ending September 30, 2005. This Statement supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees" and its related implementation guidance. Under Opinion No. 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to

                                                                             29.

recognize the cost of employee services received in exchange for these stock options. The Corporation is evaluating the impact of adopting SFAS No. 123.

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

Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method as estimated using a Black Scholes volatility model. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (in thousands except per share data).

                                            2004       2003       2002
                                          ---------  ---------  ---------
Income as reported                        $   1,524  $   1,273  $   1,960
Deduct: Stock-based compensation expense
Determined under fair value based method         19         43         44
                                          ---------  ---------  ---------
Pro forma net income                          1,505      1,230      1,916
Pro forma earnings per share
       Basic                              $    1.28  $    1.06  $    1.66
       Diluted                                 1.28       1.05       1.65

Earnings per share as reported
       Basic                              $    1.30  $    1.10  $    1.69
       Diluted                                 1.29       1.09       1.69

                                                                             30.

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

                                                                             31.

NOTE 2 - SECURITIES

The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                             Gross        Gross
                                                   Fair    Unrealized   Unrealized
                                                  Value      Gains        Losses
                                                 -------   ----------   ----------
2004
     Obligations of U.S. Government
       and federal agencies                      $ 8,472   $       --   $    (153)
     Obligations of state and political
       subdivisions                               18,098          432         (34)
     Mortgage-backed securities                   31,359           35        (267)
                                                 -------   ----------   ---------
     Total debt securities available for sale     57,929          467        (454)
     Equity investments                            1,954           --          --
                                                 -------   ----------   ---------
         Total securities available for sale     $59,883   $      467   $    (454)
                                                 =======   ==========   =========

2003
     Obligations of U.S. Government
       and federal agencies                      $ 6,037   $       11   $    (115)
     Obligations of state and political
       subdivisions                               27,287          682        (179)
     Mortgage-backed securities                   13,293           43        (133)
                                                 -------   ----------   ---------
     Total debt securities available for sale     46,617          736        (427)
     Equity investments                            1,874           --          --
                                                 -------   ----------   ---------
         Total securities available for sale     $48,491   $      736   $    (427)
                                                 =======   ==========   =========

Contractual maturities of securities (in thousands) at year-end 2004 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                             Fair
                                                             Value
                                                            -------
Due less than one year                                      $ 7,503
Due after one year through five years                         3,996
Due after five years through ten years                       11,399
Due after ten years                                           3,015
Mortgage-backed securities and public sector loans           32,016
Equity securities                                             1,954
                                                            -------
                                                            $59,883
                                                            =======

Sales of available for sale securities (in thousands) were as follows:

                  2004      2003        2002
                  ----      ----        ----
Proceeds        $14,733    $21,723    $22,028
Gross gains         249        166        405
Gross losses         51         37          6

Proceeds from maturities, calls and repayments of principal were $5,978,000, $5,275,000, and $3,010,000 in 2004, 2003, and 2002 respectively. At year-end
2004, 2003, and 2002 debt securities with a carrying value of $35,649,000, $35,763,000, and $28,234,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

                                                                             32.

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

                                     Less Than Twelve Months    Over Twelve Months
                                     -----------------------  ----------------------
                                       Gross                     Gross
                                     Unrealized               Unrealized
        (in thousands)                 Losses    Fair Value     Losses    Fair Value
--------------------------------     ----------  -----------  ----------  ----------
AVAILABLE FOR SALE SECURITIES:
U.S. Government and Agency           $      -87   $    6,493  $      -66  $    1,980
State and political subdivisions             -8        2,404         -26       2,398
Mortgage-backed securities                 -154       22,352        -113       5,833
                                     ----------   ----------  ----------  ----------
       Total Available for Sale      $     -249   $   31,249  $     -205  $   10,211

Information pertaining to securities with gross unrealized losses at December 31, 2003, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

                                     Less Than Twelve Months    Over Twelve Months
                                     -----------------------  ----------------------
                                       Gross                     Gross
                                     Unrealized               Unrealized
        (in thousands)                 Losses     Fair Value    Losses    Fair Value
-------------------------------      ----------  -----------  ----------  ----------
AVAILABLE FOR SALE SECURITIES:
U.S. Government and Agency           $     -115  $     3,527  $       --  $       --
State and political subdivisions           -179        9,251          --          --
Mortgage-backed securities                 -133        8,434          --          --
                                     ----------  -----------  ----------  ----------
       Total Available for Sale      $     -427  $    21,212  $       --  $       --

Unrealized losses on securities have not been recognized into income because the issuers' bonds are of high quality, we have the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is primarily due to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.

NOTE 3 - LOANS

Year-end loans (in thousands) were as follows:

                                    2004        2003
                                  --------    --------
Commercial loans                  $140,348    $129,171
Real estate loans - residential     10,572      12,130
Construction loans                     387         193
Consumer and credit card loans      21,449      32,810
Home equity loans                   18,331      13,445
Consumer finance loans              23,106      18,525
                                  --------    --------
     Total loans                  $214,193    $206,274
                                  ========    ========

At December 31, 2004 and 2003, total loans included loans to farmers for agricultural purposes of approximately $20,690,000 and $17,384,000 respectively.

The loan balances are net of $110,000 and $83,000 of deferred origination fees for 2004 and 2003 respectively. The balances are also net of $3,858,000 and $2,997,000 of unearned income for 2004 and 2003 respectively, the majority of which is due to activity of Advantage Finance.



                                                                             33.

Impaired loans (in thousands) were as follows:

                                                             2004    2003
                                                            ------  ------
Year-end loans with no allocated allowance for loan losses  $  603  $2,072
Year-end loans with allocated allowance for loan losses        680     390
                                                            ------  ------
        Total                                               $1,283  $2,462
                                                            ======  ======

Amount of the allowance for loan losses allocated           $   85  $   89

                                                   2004    2003    2002
                                                   ----    ----    ----
Average of impaired loans during the year         $1,421  $2,202  $3,572
Income recognized on impaired loans                   13      88     203
Cash-basis interest recognized on impaired loans      13      21     203

Nonperforming loans (in thousands) were as follows:

                                               2004    2003
                                               ----    ----
Loans past due over 90 days still on accrual  $   80  $   83
Nonaccrual loans                               1,283   2,377

Nonperforming loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

NOTE 4 - ALLOWANCE FOR LOAN LOSS

Activity in the allowance for loan loss (in thousands) was as follows:

                                              2004      2003     2002
                                            -------   -------   -------
Beginning balance                           $ 2,503   $ 2,091   $ 1,743
Provision for loan loss                       1,486     1,972     1,155
Loans charged off                            (1,785)   (1,667)     (938)
Recoveries of loans previously charged off      299       107       131
                                            -------   -------   -------
Ending balance                              $ 2,503   $ 2,503   $ 2,091
                                            =======   =======   =======

NOTE 5 - SECONDARY MARKET MORTGAGE ACTIVITIES

Activity for capitalized mortgage servicing rights (in thousands) was as follows:

                           2004    2003     2002
                          -----   -----   -------
Servicing rights:
       Beginning of year  $ 636   $ 940   $ 1,120
       Additions             --      --       291
       Amortized expense   (240)   (304)     (471)
                          -----   -----   -------
       End of year        $ 396   $ 636   $   940
                          =====   =====   =======

Valuation allowance:
       Beginning of year  $(276)  $(276)  $  (276)
       Impairment change     --      --        --
                          -----   -----   -------
End of year               $(276)  $(276)  $  (276)
                          =====   =====   =======

Total loans serviced for others at year-end 2004 and 2003 were $34,132,000 and $49,878,000. At December 31, 2004 and 2003, the fair values of these servicing rights were $120,000 and $360,000, respectively. The fair value was determined using discount rates ranging from seven percent to nine percent and prepayment speeds ranging from fifteen percent to twenty four percent.

                                                                             34.

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:

                                    2004     2003
                                  -------  -------
Land                              $ 1,024  $ 1,047
Buildings                           6,759    6,660
Furniture and equipment             3,172    4,278
                                  -------  -------
     Total                         10,955   11,985
Accumulated depreciation            4,634    5,605
                                  -------  -------
     Premises and equipment, net  $ 6,321  $ 6,380
                                  =======  =======

NOTE 7 - DEPOSITS

At year-end 2004, scheduled maturities of time deposits (in thousands) were as follows:

2005                 $ 71,207
2006                   32,869
2007                   16,270
2008                    4,564
2009 and thereafter     4,838
                     --------
                     $129,748
                     ========

NOTE 8 - FHLB ADVANCES AND OTHER BORROWED FUNDS

FHLB advances (in thousands) consisted of the following at year-end:

                                                 Current
                                                Interest
                                                  Rate      2004     2003
                                                --------  -------  -------
FHLB daily variable rate advance, with monthly
  interest payments; renewable                    2.38%   $ 8,100  $    --
FHLB quarterly variable advance, with monthly
  interest payments; due August 2006              2.42%     2,000       --
FHLB fixed rate advance, with monthly interest
  payments; due August 2006                       3.01%     3,000       --
FHLB fixed rate advance, with monthly interest
  payments; due October 2008                      4.59%     6,500    6,500
FHLB fixed rate advance, with monthly interest
  payments; due October 2008                      4.62%     5,000    5,000
                                                          -------  -------

     Total FHLB advances                                  $24,600  $11,500
                                                          =======  =======

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank's qualified mortgage loan portfolio. At December 31, 2004 the loans pledged for the FHLB advances had a carrying value of $32,601,000.

                                                                             35.

NOTE 9 - INCOME TAXES

The provision for income taxes (in thousands) consists of:

                           2004    2003    2002
                          -----   -----   -----
Current provision         $ 440   $ 433   $ 935
Deferred benefit             (1)   (311)   (295)
                          -----   -----   -----
Total income tax expense  $ 439   $ 122   $ 640
                          =====   =====   =====

Year-end deferred tax assets and liabilities (in thousands) consist of:

                                                          2004    2003
                                                         -----   -----
Items giving rise to deferred tax assets
     Allowance for loan losses in excess of tax reserve  $ 518   $ 518
     Accrued expenses                                       14      82
     Deferred compensation                                 166     130
                                                         -----   -----
         Total                                             698     730

Items giving rise to deferred tax liabilities
     Depreciation                                         (275)   (190)
     Mortgage servicing rights                             (41)   (122)
     Deferred loan fees and costs                         (112)   (205)
     FHLB stock dividend                                  (205)   (179)
     Unrealized gain on securities available for sale       (4)   (104)
     Prepaid expenses                                      (30)     --
                                                         -----   -----
         Total                                            (667)   (800)
                                                         -----   -----

Net deferred tax benefit/(liability)                     $  31   $ (70)
                                                         =====   =====

The Bank has sufficient taxes paid in prior years to support the recognition of deferred tax assets without recording a valuation allowance.

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

                                             2004    2003    2002
                                            -----   -----   -----
Tax at statutory rates                      $ 667   $ 475   $ 884
Increase (decrease) in tax resulting from:
     Tax-exempt interest                     (277)   (344)   (235)
     Other                                     49      (9)     (9)
                                            -----   -----   -----
Total income tax expense                    $ 439   $ 122   $ 640
                                            =====   =====   =====

The income tax expense related to net security gains totaled approximately $67,000, $44,000, and $136,000 for 2004, 2003, and 2002, respectively.

                                                                             36.

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

A summary of the Corporation's stock options activity and related information follows:

                                   2004                 2003                 2002
                                ----------            --------            ----------
                                 Weighted             Weighted             Weighted
                                  Average              Average             Average
                                 Exercise             Exercise             Exercise
                       Shares     Price      Shares    Price     Shares     Price
                      -------   ----------   ------   --------  -------   ----------
Outstanding at
  beginning
  of year              66,961   $    24.67   67,803   $  24.25   95,908   $    23.77
  Granted                  --           --    4,366      22.75       --           --
Exercised             (15,856)       21.36   (5,208)     17.57   (8,250)       17.57
Forfeited or expired  (15,538)                   --         --  (19,855)       25.87
                      -------   ----------   ------   --------   ------   ----------
Outstanding at
  end of year          35,567   $    25.13   66,961   $  24.67   67,803   $    24.25
                      =======   ==========   ======   ========   ======   ==========

Options exercisable
   at year-end         25,768                28,424              13,832
                      =======                ======              ======

Weighted average
   fair value of
   options granted
   during year            n/a                  2.55                 n/a
                      =======                ======              ======

The value of options awarded in 2003 was based upon the Black Scholes model using a computed volatility factor of 14.61% over the previous five years, and average historical dividend rate of 3.25%, and a risk-free U.S. Treasury yield for the five-year term of 3.36%.

Options outstanding at year-end 2004 were as follows.

                                Outstanding            Exercisable
                          ------------------------  -----------------
                                  Weighted Average           Weighted
Range of                              Remaining               Average
Exercise                             Contractual             Exercise
Prices                    Number        Life        Number    Price
-----------------------   ------  ----------------  ------  ---------
$17-$20                    2,668      2.00 years     2,668  $   17.57
$22-$25                   19,699      4.25 years     9,900      23.81
$28-$30                   13,200      4.00 years    13,200      28.64
                          ------                    ------

Outstanding at year end   35,567                    25,768
                          ======                    ======

      As of January 1, 2005, an additional 6,708 shares will become vested and exercisable.

                                                                             37.

NOTE 11 - SALARY DEFERRAL - 401(k) PLAN

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant's voluntary contribution (limited to a maximum of six percent (6%) of a covered employee's annual compensation). In addition to the Corporation's required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation's matching and discretionary contributions were $90,000, $64,000, and $78,000 for the years ended December 31, 2004, 2003, and 2002 respectively.

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

Standby letters of credit are conditional commitments to guarantee a customer's performance to a third party.

The following is a summary of commitments to extend credit (in thousands) at year-end 2004 and 2003:

                                             2004      2003
                                           -------   -------
Commitments to extend commercial credit    $23,028   $11,104
Commitments to extend consumer credit       13,202    15,056
Standby letters of credit                    3,100     2,012
                                           -------   -------
                                           $39,330   $28,172
                                           =======   =======

                                             2004      2003
                                           -------   -------
Fixed rate                                 $ 3,972   $ 5,517
Variable rate                               35,358    22,655
                                           -------   -------
                                           $39,330   $28,172
                                           =======   =======

At year end 2004, the fixed rate commitments had a range of rates from 4.00% to 18.50%, and a weighted average term to maturity of 6.8 months. At year end 2003, the fixed rate commitments had a range of rates from 3.35% to 18.00%, and a weighted average term to maturity of 11.4 months.

At both year-ends of 2004 and 2003, reserves of $25,000 were required as deposits with the Federal Reserve Bank or as cash on hand. These reserves do not earn interest.

                                                                             38.

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

At year-end 2004, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

                                                                                Minimum Required
                                                                                   To Be Well
                                                          Minimum Required         Capitalized
                                                             For Capital     Under Prompt Corrective
                                              Actual      Adequacy Purposes     Action Regulations
                                          --------------  -----------------  -----------------------
                                           Amount  Ratio   Amount     Ratio   Amount           Ratio
                                          -------  -----  -------     -----  -------          ------
Total capital (to risk weighted assets)
     Corporation                          $24,232  10.5%  $18,503      8.0%  $23,129           10.0%
     Bank                                 $23,999  10.4%  $18,503      8.0%  $23,129           10.0%
Tier 1 capital (to risk weighted assets)
     Corporation                          $21,728   9.4%  $ 9,251      4.0%  $13,877            6.0%
     Bank                                 $21,495   9.3%  $ 9,251      4.0%  $13,877            6.0%
Tier 1 capital (to average assets)
     Corporation                          $21,728   7.5%  $11,580      4.0%  $14,475            5.0%
     Bank                                 $21,495   7.4%  $11,580      4.0%  $14,475            5.0%

At year-end 2003, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

                                                                                 Minimum Required
                                                                                    To Be Well
                                                           Minimum Required         Capitalized
                                                              For Capital     Under Prompt Corrective
                                              Actual       Adequacy Purposes    Action Regulations
                                          --------------  ------------------  -----------------------
                                           Amount  Ratio   Amount      Ratio   Amount           Ratio
                                          -------  -----  -------      -----  -------           -----
Total capital (to risk weighted assets)
     Corporation                          $23,363  11.2%  $16,615       8.0%  $20,769           10.0%
     Bank                                 $23,169  11.1%  $16,614       8.0%  $20,768           10.0%
Tier 1 capital (to risk weighted assets)
     Corporation                          $20,860  10.0%  $ 8,307       4.0%  $12,461            6.0%
     Bank                                 $20,666   9.9%  $ 8,307       4.0%  $12,461            6.0%
Tier 1 capital (to average assets)
     Corporation                          $20,860   7.9%  $10,593       4.0%  $13,241            5.0%
     Bank                                 $20,666   7.7%  $10,592       4.0%  $13,240            5.0%

                                                                             39.

Both the Bank and the Corporation were categorized as well capitalized at year-end 2004. Management believes that no events have occurred since the last regulatory determination that would change the capital category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the Bank's retained earnings. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At year-end 2004, approximately $6,555,000 of the Bank's retained earnings were available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation's and Bank's regulatory capital requirements.

NOTE 14 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2004 and 2003 respectively. A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

                             2004
                            -------
Beginning balance           $ 2,681
New loans and advances        1,850
Change in status               (154)
Payments                       (983)
                            -------
Ending balance              $ 3,394
                            =======

Deposit accounts of directors and executive officers of the Corporation totaled $814,000 and $359,000 at December 31, 2004 and 2003.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated year-end fair values of financial instruments (in thousands) were as follows:

                                                     2004                     2003
                                            ----------------------   ----------------------
                                             Carrying    Estimated    Carrying    Estimated
                                              Amount    Fair Value     Amount    Fair Value
                                            ---------   ----------   ---------   ----------
FINANCIAL ASSETS
     Cash and equivalents                   $  10,254   $   10,254   $  10,624   $   10,624
     Securities available for sale             59,883       59,883      48,491       48,491
     Loans, net of allowance for loan loss    211,690      212,332     203,771      206,594
     Accrued interest receivable                1,036        1,036       1,143        1,143

FINANCIAL LIABILITIES
     Demand and savings deposits             (119,426)    (119,426)   (114,964)    (114,964)
     Time deposits                           (129,748)    (130,427)   (123,787)    (125,612)
     Borrowed funds                           (24,600)     (24,972)    (11,500)     (12,290)
     Accrued interest payable                    (303)        (303)       (415)        (415)

The following assumptions were used for purposes of the previous disclosures of estimated fair value. The carrying amount is considered to estimate fair value for cash and cash equivalents, for loans that contractually reprice at intervals of less than six months, for demand and savings deposits, and for accrued interest. Securities fair values are based on quoted market prices for the individual securities or for equivalent securities. The fair values of fixed-rate loans, loans that reprice less frequently than each six

                                                                             40.

months, borrowed funds and time deposits are estimated using a discounted cash flow analysis using year-end market interest rates for the estimated life and credit risk. The estimated fair value of commitments is not material.

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes (in thousands) were as follows.

                                              2004   2003  2002
                                             -----   ----  ----
Unrealized holding gains and losses
  on available-for-sale securities           $ (98)  $238  $902
Less reclassification adjustments for gains
  and losses later recognized in income        198    130   399
                                             -----   ----  ----
Net unrealized gains and losses               (296)   108   503
Tax effect                                    (100)    36   171
                                             -----   ----  ----
Other comprehensive income                   $(196)  $ 72  $332
                                             =====   ====  ====

NOTE 17 - EARNINGS PER SHARE

Weighted average shares used in determining basic and diluted earnings per share are as follows:

                                                        2004       2003      2002
                                                     ---------  ---------  ---------
Weighted average shares outstanding during the year  1,175,669  1,163,453  1,158,334

Dilutive effect of stock options                         2,818      3,703      3,131
                                                     ---------  ---------  ---------

Weighted average shares considering dilutive effect  1,178,487  1,167,156  1,161,465
                                                     =========  =========  =========

At December 31, 2004, 2003, and 2002 there were 13,200, 23,100, and 53,971, respectively, stock options that were not considered in computing diluted earnings per share because they were anti-dilutive.

NOTE 18 - PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.:

                            CONDENSED BALANCE SHEETS
                           December 31, 2004 and 2003
                             (Dollars in thousands)

                                              2004     2003
                                            -------  -------
ASSETS
Cash on deposit with subsidiary             $   193  $   115
Investment in common stock of subsidiaries   21,556   20,961
Other assets                                     37       79
                                            -------  -------
     Total assets                           $21,786  $21,155
                                            =======  =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity                        $21,786  $21,155
                                            =======  =======

                                                                             41.

CONDENSED STATEMENTS OF INCOME

                  Year ended December 31, 2004, 2003, and 2002
                             (Dollars in thousands)

                                                                  2004      2003      2002
                                                                -------   -------   -------
INCOME
     Dividends from bank subsidiary                             $   894   $   955   $ 1,012
     Other income                                                    --        --        --
                                                                -------   -------   -------
         Total income                                               894       955     1,012

EXPENSES
     Professional fees                                               70        78        36
     Other                                                           38        36        31
                                                                -------   -------   -------
         Total expenses                                             108       114        67
                                                                -------   -------   -------

Tax (benefit)                                                       (37)      (39)      (23)

Income before equity in undistributed earnings of subsidiaries      823       880       968
Equity in undistributed earnings of subsidiaries                    701       393       992
                                                                -------   -------   -------
NET INCOME                                                      $ 1,524   $ 1,273   $ 1,960
                                                                =======   =======   =======

                        CONDENSED STATEMENTS OF CASH FLOW
                  Years ended December 31, 2004, 2003, and 2002
                             (Dollars in thousands)

                                                         2004      2003      2002
                                                       -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                        $ 1,524   $ 1,273   $ 1,960
     Adjustments to reconcile net income to net cash
       from operating activities
     Equity in undistributed earnings of subsidiaries     (701)     (393)     (992)
     Amortization and other                                 42       (34)        1
                                                       -------   -------   -------

         Net cash from operating activities                865       846       969
                                                       -------   -------   -------

CASH FLOWS FROM INVESTING ACTIVITIES
     Capital infusion from/(to) subsidiary                 (90)       90      (110)
                                                       -------   -------   -------

         Net cash from investing activities                (90)       90      (110)
                                                       -------   -------   -------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common stock / options exercised          422        91       161
     Treasury repurchase of common stock                  (224)     (174)      (12)
     Cash dividends paid                                  (895)     (884)     (882)
                                                       -------   -------   -------
              Net cash from financing activities          (697)     (967)     (733)
                                                       -------   -------   -------

Net change in cash                                          78       (31)      126
Cash at beginning of period                                115       146        20
                                                       -------   -------   -------

Cash at end of period                                  $   193   $   115   $   146
                                                       =======   =======   =======

                                                                             42.

NOTE 19 - QUARTERLY INFORMATION (UNAUDITED)

The following quarterly information (in thousands, except per share data) is provided for the three month periods ending as follows:

2004                                      March 31,  June 30,   September 30,  December 31,
----                                      ---------  --------   -------------  ------------
Total interest income                       $3,970    $4,022        $4,208        $4,400
Total interest expense                       1,254     1,241         1,320         1,391
                                            ------    ------        ------        ------
     Net interest income                    $2,716    $2,781        $2,888        $3,009
                                            ======    ======        ======        ======
Provision for loan losses                      300       402           430           355
Net income (loss)                           $  423    $  305        $  367        $  429
Basic earnings (loss) per common share        0.36      0.26          0.31          0.37
Diluted earnings (loss) per common share      0.36      0.26          0.31          0.36

2003                                      March 31,  June 30,   September 30,  December 31,
----                                      ---------  --------   -------------  ------------
Total interest income                       $3,972    $4,091        $4,096       $ 3,969
Total interest expense                       1,445     1,413         1,409         1,314
                                            ------    ------        ------       -------
     Net interest income                    $2,527    $2,678        $2,687       $ 2,655
                                            ======    ======        ======       =======
Provision for loan losses                      300       325           465           882
Net income (loss)                           $  373    $  544        $  491       $  (135)
Basic earnings (loss) per common share        0.32      0.47          0.42         (0.11)
Diluted earnings (loss) per common share      0.32      0.46          0.42         (0.11)

                             SHAREHOLDER INFORMATION

The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

                                 Dividends
           2004                   Declared  Low Bid  High Bid
           ----                  ---------  -------  --------
Three months ended March 31      $    0.19  $ 25.50   $ 35.00
Three months ended June 30            0.19    26.00     27.25
Three months ended September 30       0.19    26.00     26.25
Three months ended December 31        0.19    26.10     26.40

                                 Dividends
           2003                   Declared  Low Bid  High Bid
           ----                  ---------  -------  --------
Three months ended March 31      $    0.19  $ 23.10   $ 23.50
Three months ended June 30            0.19    23.50     24.50
Three months ended September 30       0.19    24.75     25.10
Three months ended December 31        0.19    25.25     25.75

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,172,782 outstanding shares of common stock held by approximately 1,490 shareholders as of December 31, 2004. The Corporation paid cash dividends March, June, September and December totaling $0.76 per share in 2004 and $0.76 per share in 2003.

                                                                             43.

                           COMMERCIAL BANCSHARES, INC.

DIRECTORS EMERITUS

B. E. Beaston
David Crow
William T. Gillen
Frederick Reid

COMMERCIAL BANCSHARES, INC.

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Philip W. Kinley, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President, Secretary
John C. Haller, Senior Vice President, Chief Financial Officer

COMMERCIAL SAVINGS BANK OFFICERS

EXECUTIVE OFFICERS

Richard Sheaffer, Chairman of the Board
Philip W. Kinley, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President
Susan E. Brown, Senior Vice President, Chief Retail Banking Officer John C. Haller, Senior Vice President, Chief Financial Officer
Shawn Keller, Senior Vice President, Chief Lending Officer
Mark Udin, Senior Vice President, Chief Operations Officer

ADVANTAGE FINANCE, INC.

EXECUTIVE OFFICERS

Philip W. Kinley, Chief Executive Officer
Tracy L. Morgan, President

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Commercial Savings Bank
118 South Sandusky Avenue
P.O. Box 90
Upper Sandusky, Ohio 43351
(419) 294-5781
E-Mail:  David.Browne@csbanking.com
Mr. David J. Browne, Esq., Staff Counsel

ANNUAL MEETING

The annual shareholders' meeting will be held Wednesday, April 13, 2005 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

                                                                             44.

                           COMMERCIAL BANCSHARES, INC.

                               BOARD OF DIRECTORS

Richard Sheaffer - Chairman (1)....  President of R. A. Sheaffer, Inc.
                                     Morral, Ohio

Philip W. Kinley (2)...............  President and CEO of Commercial
                                     Bancshares, Inc. and the Commercial Savings
                                     Bank, Secretary & Treasurer of Beck Title
                                     Upper Sandusky, Ohio

Daniel E. Berg (1) (2).............  Area Operations Leader Tower Automotive
                                     Ohio/Indiana/Toronto

J. William Bremyer (1).............  Doctor of Podiatry, Tiffin, Ohio

Lynn R. Child (1) (2)..............  CEO of Aardvark, Inc. and CentraComm
                                     Communications, LLC, Findlay, Ohio

Mark Dillon (1)....................  President and CEO of Fairborn U.S.A., Inc.
                                     Upper Sandusky, Ohio

Edwin G. Emerson (1)...............  Partner, Shumaker, Loop & Kendrick, LLP
                                     Toledo, Ohio

Hazel Franks (1) (2)...............  Retired, Trucking Firm Owner
                                     Upper Sandusky, Ohio

Deborah J. Grafmiller (1) (2)......  President, Bill Gillen Realty, Inc. and
                                     Co-owner of Certified Appraisal Service
                                     Upper Sandusky, Ohio

Michael A. Mastro (1)..............  President, TLM Management, Inc.
                                     Owner/operator Buffalo Wild Wings
                                     Marion, Ohio and Findlay, Ohio

Tracy L. Morgan (2)................  President, Advantage Finance, Inc.
                                     Marion, Ohio

William E. Ruse (1) (2)............  Retired President of Blanchard Valley
                                     Health Association
                                     Findlay, Ohio

Michael A. Shope (1)...............  Retired CFO Walbro Corporation
                                     Norwalk, Ohio

Douglas C. Smith (1)...............  Retired Senior Executive of Baja
                                     Marine Corporation
                                     Bucyrus, Ohio

(1) Directors of Commercial Bancshares, Inc. and The Commercial Savings Bank

(2) Directors of Advantage Finance, Inc.

                                                                             45.