Form 10-K, Exhibit 13
period 2005-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2006-03-31
CIK 1009976

EXHIBIT 13
COMMERCIAL BANCSHARES, INC.
Upper Sandusky, Ohio
ANNUAL REPORT
December 31, 2005
CONTENTS

President’s Letter	1

Comparative Summary of Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	20

Consolidated Financial Statements	21

Notes to Consolidated Financial Statements	26

Shareholder Information	42

Officers	43

Board of Directors	44
i.

December 31, 2005
Dear Shareholders:
I am pleased to present the 2005 Annual Report for Commercial Bancshares, Inc. Our company continues to move forward. The following is a brief summary of the past year as well as a look forward to 2006.
During 2005 our assets grew $6,797,000 or 2.3%, ending the year with total assets of $303,447,000. Total loans grew $13,488,000 or 6.3% over last year. We continue to make great strides in both the quality and quantity of our loan portfolio. I am extremely pleased to report that more than 50% of total loan growth originated in our Westerville/Columbus market and am confident our presence will continue to strengthen in the coming year.
Also in 2005, the Corporation realized net income of $1,667,000, an increase of $143,000 or 9.4% from the previous year. We are pleased to show progress despite pressure on net interest margin and increasing professional fees required to conform to the changing regulatory environment. We continue to look for ways to create effective systems and efficient operations. To that end, we broke ground on our new operations center in the fourth quarter of 2005. Upon completion, this endeavor will allow the Bank to streamline its data processing function as well as centralize our operation and back-office staff. It also enhances our ability to provide our existing customer base with better products and services and put us in a better position to attract new business. Our goal for next year and the years to come is to deepen our relationships with our current and future customers by being a leader in the financial services industry in every market we serve.
As we look to 2006, your board and management have made additional decisions to not only add to the Bank’s efficiency but also to become more financially disciplined. This resulted in the decision to close our Bellefontaine Avenue office in Marion, Ohio by the end of the first quarter. After six years of operations, this office had not met growth and profitability projections. Analysis of customer base demographics showed this office was inconveniently located compared to our other two offices in Marion. Another level of efficiency will be achieved by consolidating the operations of our affiliate, Advantage Finance, Inc., into the Bank’s indirect lending department.
We look to 2006 with renewed anticipation and excitement. As we continue to make substantial technological advances we are encouraged by the added value this will bring to our company, but more importantly, to our clients. Our goal is to sharpen our focus, build on our progress and achieve even greater success. The banking environment continues to change and holds many challenges for those in the industry but we believe we are making the necessary changes to meet those challenges head-on while increasing the value of your investment. Thank you for your continued support.
Sincerely,
Philip W. Kinley,
President and Chief Executive Officer

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

	2005	2004	2003	2002	2001
YEAR END BALANCES
Total assets	$303,447	$296,650	$272,840	$256,801	$246,070

Total securities	56,931	59,883	48,491	39,668	29,788

Loans, net	224,926	211,690	203,771	199,974	197,194

Total deposits	248,506	249,174	238,751	222,808	205,221

Total borrowed funds	32,970	24,600	11,500	11,850	20,240

Total shareholders’ equity	21,525	21,786	21,155	20,778	19,219

Book value per outstanding share(1)	18.55	18.58	18.21	17.85	16.64

Shares outstanding(1)	1,160,338	1,172,782	1,161,952	1,163,704	1,155,294

RESULTS OF OPERATIONS
Interest income	$18,045	$16,600	$16,128	$16,612	$19,232
Interest expense	6,303	5,207	5,581	6,343	9,959

Net interest income	11,742	11,393	10,547	10,269	9,273
Provision for loan loss	(1,355)	(1,486)	(1,972)	(1,155)	(1,090)
Other income	2,487	2,473	2,685	3,071	2,937
Salaries and employee benefits	(5,339)	(5,180)	(4,951)	(4,505)	(4,211)
Other expenses	(5,424)	(5,237)	(4,914)	(5,080)	(5,107)

Income before income taxes	2,111	1,963	1,395	2,600	1,802
Applicable income taxes	(444)	(439)	(122)	(640)	(408)

Net income	$1,667	$1,524	$1,273	$1,960	$1,394

PER SHARE DATA(2)
Net income
Basic	$1.43	$1.30	$1.10	$1.69	$1.21

Diluted	$1.43	$1.29	$1.09	$1.69	$1.20

Cash dividend paid	$0.76	$0.76	$0.76	$0.76	$0.71

FINANCIAL RATIOS
Return on average total assets	0.57%	0.55%	0.48%	0.79%	0.55%
Return on average shareholders’ equity	7.63%	7.04%	5.93%	9.79%	7.20%
Average shareholders’ equity to average total assets	7.43%	7.75%	8.10%	8.11%	7.65%

Dividend payout	53.14%	58.71%	69.10%	44.99%	59.68%

(1)	Book value per outstanding share has been restated to reflect stock dividends and stock splits declared through the date of issuing the report.

(2)	Net income and cash dividend per share data is based on the weighted average number of shares outstanding during the year, restated to include the effects of stock dividends and stock splits declared through the date of issuing the report.

2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
The following discussion focuses on the consolidated financial condition of Commercial Bancshares, Inc. at December 31, 2005, compared to December 31, 2004, and the consolidated results of operations for the year ending December 31, 2005 compared to the same period in 2004 as well as discussions relating to operations from December 31, 2004 compared to the same period in 2003. The purpose of this discussion is to provide the reader with a more thorough understanding of the consolidated financial statements and related footnotes.
The registrant is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on the liquidity, capital resources or operations except as discussed herein. Also, the Corporation is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.
The Corporation is designated as a financial holding company by the Federal Reserve Bank of Cleveland. This status enables the Corporation to take advantage of changes in existing law made by the Financial Modernization Act of 1999. As a result of being a financial holding company, the Corporation may be able to engage in an expanded listing of activities determined to be financial in nature. This will help the Corporation remain competitive in the future with other financial service providers in the markets in which the Corporation does business. There are more stringent capital requirements associated with being a financial holding company. The Corporation intends to maintain its categorization as a “well capitalized” bank, as defined by regulatory capital requirements.
This discussion includes three tables detailing the dollar and percent changes in ending and average balances for the analysis of the “Financial Condition” section as well as the quarterly and year-to-date changes in income and expense items for the “Results of Operations” section. The tables are provided to allow the reader to reference all changes in balances and net income in a centralized fashion, and then concentrate on the discussion of why the values changed rather than get mired in the details of each dollar change. The reader should be able to get a clearer picture of the Corporation’s overall performance when coupled with the existing yield analysis tables.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms “anticipates,” “plans,” “expects,” “believes” and similar expressions as they relate to Commercial Bancshares, Inc. (the “Corporation”) or its management are intended to identify such forward-looking statements. The Corporation’s actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, government policies and regulations and rapidly changing technology affecting financial services.
CRITICAL ACCOUNTING POLICIES
The financial institution industry is highly regulated. The nature of the industry is such that, other than described below, the use of estimates and management judgment are not likely to present a material risk to the financial statements. In cases where estimates or management judgment are required, internal controls and processes are established to provide assurance that such estimates and management judgments are materially correct to the best of management’s knowledge. The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial

3.

statements. These policies provide information on how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management views the determination of the allowance for loan losses to be a critical accounting policy.
Allowance for loan losses — Accounting for loan classifications, accrual status, and determination of the allowance for loan losses is based on regulatory guidance. This guidance includes, but is not limited to, generally accepted accounting principles, guidance issued by the Securities and Exchange Commission, the uniform retail credit classification and account management policy issued by the Federal Financial Institutions Examination Council, and the joint policy statement on the allowance for loan losses methodologies, issued by the Federal Financial Institutions Examination Council, Federal Deposit Insurance Corporation, and various other regulatory agencies. Accordingly, the allowance for loan losses includes a reserve calculation based on an evaluation of loans determined to be impaired, risk ratings, historical losses, loans past due, general and local economic conditions, trends, portfolio concentrations, collateral value and other subjective factors.
RESULTS OF OPERATIONS
Net income of $1,667,000 in 2005 increased 9.4% from the net income of $1,524,000 reported in 2004. This increase was due in part to an increase in net interest income of $349,000 and a decrease in provision for loan losses of $131,000. Diluted earnings per share increased to $1.43 in 2005 from $1.29 in 2004. Return on average assets was 0.57% in 2005, a slight increase from 2004, and return on average shareholders’ equity was 7.6% in 2005 compared to 7.0% in 2004. Net income of $1,524,000 in 2004 increased $251,000 from the $1,273,000 reported in 2003. This increase was primarily due to higher net interest income and lower provision costs.
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
The increased profitability from 2004 resulted primarily from growth in net interest income. Net interest income as of December 31, 2005 totaled $11,742,000, an increase of 3.1% or $349,000 from December 31, 2004. This increase in net interest income is primarily the result of growth in the loan portfolio. Decisions to reduce the Bank’s participation in the long-term, fixed-rate mortgage origination market and to curtail its exposure to the risks involved in out-of-state, indirect lending has required the placement of sufficient new loans to keep growing. The Bank continues to meet this challenge. During 2005 the Bank experienced considerable growth in loan demand, particularly in commercial lending, which grew 9.9%. Overall loan growth, net of reserves, showed moderate increases in 2002 and 2003 but accelerated in 2004 and again in 2005. External economic factors have a significant affect on both the ability and capacity to grow the loan portfolio and greatly influence the earning power of those loans currently outstanding. Since mid-year 2004, prime rate has increased a total of 300 basis points through the end of 2005. The result of this increase can be seen in the table labeled “Volume/Rate Analysis”. Interest on loans generated $1,148,000 in income over the prior year with 83.4% resulting from rate increases, compared to an increase of $15,000 in interest income at year-end 2004 from 2003. The Bank’s loan portfolio was structured to capitalize on a rising interest rate environment as many loans have adjusted with the prime rate. The increase in taxable and tax free security income totaled $188,000, on a fully taxable equivalent

4.

basis, $106,000 of this increase was due to the change in volume whereas $82,000 came from changes in rates. This movement can also be seen in the “Volume/Rate Analysis” table.
Total interest expense increased $1,096,000 from 2004 with deposits and borrowings comprising $766,000 and $330,000 respectively. Loan growth of $13,488,000 since year-end 2004 and $21,407,000 since year- end 2003, has resulted in additional reliance on non core-deposit funding. Although banking centers diligently worked to replenish expiring deposit accounts and bring in new ones, they simply could not match the accelerated pace in loan growth. At year-end, the Bank had total borrowings of $32,970,000. Of this total, the fixed rate obligation is $14,500,000 with an average interest rate of 4.3%. The variable rate portion totals $18,470,000 with an average interest rate of 4.4%. At the end of 2004, the Bank’s total borrowings were $24,600,000, an increase of $13,100,000 or 113.9% from year-end 2003. Interest expense on borrowings for the same periods was $630,000 and $541,000 respectively, an increase of 16.5%.

	CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIODS SHOWN
	Three Months Ended December 31				Twelve Months Ended December 31
	2005	2004	$ Chg	% Chg	2005	2004	$ Chg	% Chg
Interest and fees on loans	4,218	3,770	448	11.88	15,497	14,349	1,148	8.00
Taxable interest on securities	438	393	45	11.45	1,792	1,259	533	42.34
Tax-free interest on securities	188	225	(37)	(16.44)	723	954	(231)	(24.21)
Other interest income	15	12	3	25.00	33	38	(5)	(13.16)

Total interest income	4,859	4,400	459	10.43	18,045	16,600	1,445	8.70

Interest on deposits	1,515	1,198	317	26.46	5,343	4,577	766	16.74
Interest on borrowings	284	193	91	47.15	960	630	330	52.38

Total interest expense	1,799	1,391	408	29.33	6,303	5,207	1,096	21.05

Net interest income	3,060	3,009	51	1.69	11,742	11,393	349	3.06
Provision for loan losses	405	355	50	14.08	1,355	1,486	(131)	(8.82)

Net interest after PLL	2,655	2,654	1	0.04	10,387	9,907	480	4.85

Service and overdraft fees	468	472	(4)	(0.85)	1,859	1,940	(81)	(4.18)
Gains/(losses) on asset sales	(15)	164	(179)	(109.15)	(22)	181	(203)	(112.15)
Other income	130	121	9	7.44	650	352	298	84.66

Total other income	583	757	(174)	(22.99)	2,487	2,473	14	0.57

Salaries and employee benefits	1,439	1,437	2	.14	5,339	5,180	159	3.07
Occupancy, furniture & equip	319	257	62	24.12	1,191	1,064	127	11.94
State taxes	100	104	(4)	(3.85)	427	413	14	3.39
Data processing	222	197	25	12.69	814	805	9	1.12
FDIC deposit insurance	17	17	0	0.00	70	68	2	2.94
Professional fees	162	83	79	95.18	396	329	67	20.36
Amortization of intangibles	4	64	(60)	(93.75)	137	257	(120)	(46.69)
Other operating expense	722	590	132	22.37	2,389	2,301	88	3.82

Total other expense	2,985	2,749	236	8.58	10,763	10,417	346	3.32

Income before taxes	253	662	(409)	(61.78)	2,111	1,963	148	7.54
Income taxes	25	233	(208)	(89.27)	444	439	5	1.14

Net income	228	429	(201)	(46.85)	1,667	1,524	143	9.38

5.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.
VOLUME / RATE ANALYSIS

(Dollars in thousands)
	2005 Compared to 2004			2004 Compared to 2003
	Increase/(Decrease)			Increase/(Decrease)
		Change	Change		Change	Change
	Total	due to	due to	Total	due to	due to
	Change	Volume	Rate	Change	Volume	Rate
Short-term investments	$(6)	$(27)	$21	$18	$12	$6
Securities
Taxable	533	447	86	607	442	165
Tax exempt (1)	(345)	(341)	(4)	(240)	(241)	1
Loans (2)	1,148	191	957	15	703	(688)

Total interest income	1,330	270	1,060	400	916	(516)

Deposits
Interest-bearing demand	196	(14)	210	(128)	93	(221)
Savings deposits	5	(3)	8	(20)	1	(21)
Time deposits	565	272	293	(316)	68	(384)
Borrowed funds	330	323	7	89	170	(81)

Total interest expense	1,096	578	518	(375)	332	(707)

Net interest income	$234	$(308)	$542	$775	$584	$191

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
Provision for Loan Losses
The provision for loan losses charged to operations was $1,355,000 during 2005 compared to $1,486,000 in 2004 and $1,972,000 in 2003. Actual charge-offs declined $345,000 in 2005 compared to 2004, while recoveries were up by $38,000, resulting in a net charge-off ratio of .51% compared to .72% in 2004. Charge-offs increased $118,000 and recoveries increased $192,000 from 2003 to 2004, resulting in a net charge-off ratio of .77%. The ending reserve is at an all time high of $2,755,000 in absolute dollars, with a percentage to gross loans of 1.2%.

6.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY
(Dollars in thousands)

	2005			2004			2003
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance (4)	Expense	Yield	Balance (4)	Expense	Yield	Balance (4)	Expense	Yield
Short-term investments	$903	$33	3.65%	$3,217	$38	1.18%	$2,016	$20	1.00%
Securities
Taxable (1)	42,212	1,792	4.25	31,157	1,259	4.04	18,571	652	3.51
Tax exempt (1 and 2)	17,429	1,057	6.06	23,039	1,402	6.09	26,994	1,642	6.08
Loans (3)(5)	213,118	15,497	7.27	203,951	14,349	7.04	199,651	14,334	7.18

Total earning assets	273,662	18,379	6.72%	261,364	17,048	6.52%	247,232	16,648	6.75%

Other assets	20,602			17,530			17,672

Total assets	$294,264			$278,894			$264,904

Deposits
Interest-bearing demand deposits	$71,383	997	1.40%	$72,619	801	1.10%	$66,037	930	1.41%
Savings deposits	19,633	65	0.33	20,568	59	0.29	20,387	80	0.39
Time deposits	133,807	4,281	3.20	124,694	3,717	2.98	122,604	4,031	3.29
Borrowed funds	24,566	960	3.91	16,236	630	3.88	12,349	541	4.38

Total interest- bearing liabilities	249,389	6,303	2.53%	234,117	5,207	2.22%	221,377	5,582	2.52%

Noninterest-bearing demand deposits	21,943			21,474			19,977
Other liabilities	1,066			1,676			2,089
Shareholders equity	21,866			21,627			21,461

Total liabilities and shareholders’ equity	$294,264			$278,894			$264,904

Net interest income		$12,076			$11,841			$11,066

As a percentage of earning assets:
Net interest income			4.41%			4.53%			4.48%

(1)	Average balance is computed using the market value of securities. The average yield has been computed using the historical amortized balance for securities.

(2)	Income is computed on a fully-taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $334,000, $447,000 and $520,000 for 2005, 2004 and 2003, respectively.

(3)	Nonaccrual loans are included in the average balances presented.

(4)	Average is a daily average balance.

(5)	Balances are net of deferred income fees of $103,000, $110,000, and $83,000 for 2005, 2004, and 2003, as well as $5,252,000, $3,858,000, and $2,997,000 of unearned income for the same years.
Non-Interest Income
The growth of noninterest income is vital to the corporation’s ability to sustain adequate levels of profitability. The primary sources of noninterest income are service fees and overdraft charges generated from deposit accounts, ATM processing fees and commission-based income. Total non-interest income in 2005 showed a modest increase of $14,000 from that reported in 2004. Noninterest income of $2,473,000 in 2004 decreased $212,000 from year-end 2003. Service fees and overdraft charges of $1,859,000 in 2005 decreased $81,000 from $1,940,000 in 2004 although an improvement from the decrease of $175,000 between 2004 and 2003. This decline is primarily due to the continuing decrease in the overdraft protection program introduced in mid-2002.

7.

A significant decrease in the sale of other assets, primarily investment securities, during 2005 resulted in a reduction of gains on sale of assets. During 2005 gains on sale of securities declined $167,000, while loss on sale of other assets increased $36,000. In 2004, the Bank decided to end its relationship with the Federal Home Loan Mortgage Association, whereby originations of real estate loans were sold but serviced by the Bank for a fee. Terminating this relationship afforded the Bank the opportunity to concentrate its full efforts on improving its affiliation with Countrywide, Inc., a national mortgage company. The Bank entered into an agreement with Countrywide, acting as their agent to originate loans in local markets on commission. This decision has resulted in increased commissions in 2005 of $279,000 compared to $114,000 in 2004. This helped offset the decrease in service fees and gains on asset sales. This relationship also provides our customers with a larger array of mortgage products while also allowing the Bank to realize increased revenues without supporting a sizable infrastructure to service the loans. Funding is provided by Countrywide at the loan closing which does not impact the liquidity position of the Bank.
Non-interest expense
Total non-interest expense increased $346,000 from 2004 totaling $10,763,000, an improvement from the 2003 to 2004 increase of $552,000. Non-interest expense levels are often measured using an efficiency ratio. A lower efficiency ratio is indicative of higher bank performance. The Bank’s efficiency ratios were 75.6%, 75.1% and 74.6% for the years ending December 31, 2005, 2004 and 2003, respectively. The trend for the three-year period suggests a slight deterioration in the Bank’s efficiency, due in part, to the decline in non-interest income and increased overhead. The most significant factors impacting non-interest expense for the period include an increase in Salaries & Employee Benefits, Occupancy, Furniture & Equipment, Professional Fees and overall Marketing & Business Development expenses.
Salaries & Employee Benefits — a total of $5,339,000 in 2005 compared to $5,180,000 in 2004, an increase of $159,000 or 3.1%. Along with the usual and customary raises awarded and the increase in payroll taxes based on wages paid, other increases were in commissions, educational expense and contract labor. Offsetting these costs were reductions in hospitalization and retirement plan expense. Salary and benefits expense totaling $5,180,000 in 2004, increased $229,000 or 4.6% from 2003. Again, this increase is due primarily to customary raises being awarded along with an increase in lending personnel.
Occupancy, Furniture & Equipment — expense increased 11.9% or $127,000 over last year. This is slightly down from the increase of $130,000 from year-end 2003 to 2004. The vast majority of this expense is due to the continuous equipment and software upgrades needed to keep the computer/network system running at optimum performance levels while safeguarding our entire infrastructure against potential outside threats.
Professional Fees — increase of 20.4% or $67,000 from 2004. This increase principally resulted from increased consulting, legal and accounting fees due to increased regulatory scrutiny as well as additional assistance during the interim period until the vacancy of the Chief Financial Officer’s position could be filled. Professional fees of $329,000 in 2004 increased $38,000 or 13.1% from 2003. The increase in 2004 was primarily due to continuing legal and professional services relating to the management changes in 2003.
Marketing & Business Development — expense increased 40.9% or $122,400 over last year compared to an increase of $14,000 or 4.8% increase between year-end 2004 and 2003. An intense advertising blitz, in all local areas, to promote the “Simply Better” campaign attributed to this increase. Other marketing campaigns during 2005 included a program to promote the Bank’s commercial business and a kick-off for the home equity product, “Room Make-Over.”

8.

Conversely, the Bank also experienced reduced costs in other areas of operations such as ATM, courier service, postage, office supplies, forms production, building supplies and various loan expenses which helped to mitigate the above increases. Another reduction in overall expense stems from the fully amortized mortgage servicing rights. This expense is associated with the originating and selling of long-term, fixed-rate mortgages from prior years. The existing recognized value of these servicing rights has been steadily reduced through monthly amortizations of scheduled amounts, with accelerated amortization as loans were refinanced and completely removed from the books. Amortization of mortgage servicing rights totaled $120,000 in 2005, $240,000 in 2004 and $304,000 in 2003. The elimination of this expense in future years will reduce non-interest expense.
As the Bank grows in size and complexity, the cost of processing and accounting for each of the myriad of products and services continues to escalate. Most of these processes have been out-sourced to external vendors, whose fee structures do not favor the level of growth the Bank has experienced, adding to an already heavy overhead burden. After extensive research and investigation in ways to slow down or eliminate the growth of these expenses, it was management’s decision to bring processing in-house with the goal of offering this service to other banks at a future date. The Bank’s ultimate objective of this decision is to lower its data processing costs thereby increasing its overall performance. This endeavor has already been set in motion as the new Operations Center nears its expected completion date of June 2006. Already underway, the Bank’s IT department is readying the branches to insure a smooth transition during the conversion and implementation stages. As with any major undertaking, additional capital expenditures will be necessary to establish a modern infrastructure before operating expenses can be pared.

	ENDING BALANCES AS OF THE DATE SHOWN
	12/31/05	12/31/04	$ Chg	% Chg	12/31/03	$ Chg	% Chg
Cash & fed funds	6,605	10,254	(3,649)	(35.59)	10,624	(370)	(3.48)
Securities AFS	56,931	59,883	(2,952)	(4.93)	48,491	11,392	23.49
Gross loans	227,681	214,193	13,488	6.30	206,274	7,919	3.84
Allowance for loan losses	(2,755)	(2,503)	(252)	10.07	(2,503)	0	0.00

Loans, net	224,926	211,690	13,236	6.25	203,771	7,919	3.89
Premises & equipment	6,385	6,321	64	1.01	6,380	(59)	(0.92)
Accrued interest receivable	1,440	1,036	404	39.00	1,143	(107)	(9.36)
Other assets	7,160	7,466	(306)	(4.10)	2,431	5,035	207.12

Total assets	303,447	296,650	6,797	2.29	272,840	23,810	8.73

Noninterest-bearing demand	27,659	26,882	777	2.89	26,123	759	2.91
Interest-bearing demand	72,695	72,599	96	0.13	68,656	3,943	5.74
Savings and time deposits	104,466	107,416	(2,950)	(2.75)	103,413	4,003	3.87
Time deposits of $100k	43,686	42,277	1,409	3.33	40,559	1,718	4.24

Total deposits	248,506	249,174	(668)	(0.27)	238,751	10,423	4.37
FHLB advances	31,100	24,600	6,500	26.42	11,500	13,100	113.91
Other borrowed funds	1,870	0	1,870	0.00	0	0	0.00
Accrued interest payable	330	303	27	8.91	415	(112)	(26.99)
Other liabilities	116	787	(671)	(85.26)	1,019	(232)	(22.77)

Total liabilities	281,922	274,864	7,058	2.57	251,685	23,179	9.21

Shareholders’ equity	21,525	21,786	(261)	(1.20)	21,155	631	2.98

Total liabilities & equity	303,447	296,650	6,797	2.29	272,840	23,810	8.73

Income Taxes

9.

During 2005 the Corporation recorded income tax expense of $444,000. This compares to the expense of $439,000 in 2004, and $122,000 in 2003. Tax values reflect the relative size of current year profits. The 2003 value also reflects the additional amounts of tax-free securities added to the investment portfolio over the previous two years in an effort to rebuild a portfolio of suitable collateral to pledge against public funds. The effective tax rates are lower than the statutory rate of 34%, primarily resulting from the Bank’s investment in these tax-exempt obligations from states and political subdivisions. Further analysis of income taxes is presented in Note 8 of the “Notes to Consolidated Financial Statements.”

	AVERAGE DAILY BALANCES FOR THE PERIODS SHOWN
	Three Months Ended December 31				Twelve Months Ended December 31
	2005	2004	$ Chg	% Chg	2005	2004	$ Chg	% Chg
Cash & fed funds	7,069	8,975	(1,906)	(21.24)	7,062	10,099	(3,037)	(30.07)
Securities AFS	57,872	60,422	(2,550)	(4.22)	59,641	54,196	5,445	10.05
Gross loans	220,931	211,071	9,860	4.67	215,694	206,420	9,274	4.49
Allowance for loan losses	(2,718)	(2,491)	(227)	9.11	(2,576)	(2,469)	(107)	4.33

Loans, net	218,213	208,580	9,633	4.62	213,118	203,951	9,167	4.49
Premises & equipment	6,242	6,312	(70)	(1.11)	6,213	6,328	(115)	(1.82)
Accrued interest receivable	1,563	1,455	108	7.42	1,469	1,358	111	8.17
Other assets	6,724	3,799	2,925	76.99	6,761	2,962	3,799	128.26

Total assets	297,683	289,543	8,140	2.81	294,264	278,894	15,370	5.51

Noninterest-bearing demand	22,607	21,599	1,008	4.67	21,943	21,473	470	2.19
Interest-bearing demand	73,636	73,970	(334)	(0.45)	71,383	72,619	(1,236)	(1.70)
Savings and time deposits	107,267	106,256	1,011	0.95	116,492	104,690	11,802	11.27
Time deposits of $100k	43,633	42,161	1,472	3.49	36,948	40,572	(3,624)	(8.93)

Total deposits	247,143	243,986	3,157	1.29	246,766	239,354	7,412	3.10
FHLB advances	27,477	21,156	6,321	29.88	23,921	16,084	7,837	48.73
Other borrowed funds	332	154	178	115.58	645	151	494	327.15
Accrued interest payable	389	342	47	13.74	358	350	8	2.29
Other liabilities	545	1,857	(1,312)	(70.65)	708	1,328	(620)	(46.69)

Total liabilities	275,886	267,495	8,391	3.14	272,398	257,267	15,131	5.88
Shareholders’ equity	21,797	22,048	(251)	(1.14)	21,866	21,627	239	1.11

Total liabilities & equity	297,683	289,543	8,140	2.81	294,264	278,894	15,370	5.51

FINANCIAL CONDITION
Total assets grew $6,797,000 in 2005 compared to growth of $23,810,000 in 2004. Return on average assets for year-end 2005 was .57%, a slight improvement over .55% in 2004 and .48% in 2003. Return on average shareholders’ equity for year-end 2005 was 7.6% compared to 7.0% in 2004 and 5.9% in 2003. Continued growth in our loan portfolio makes the need for core deposits imperative. Competition for deposit business in the Bank’s primary market areas has proven to be extremely intense. While the Bank has accessed external borrowing sources in times of low deposit growth, it is prudent to fund customer loan demands with traditional bank deposits. Cultivating adequate deposit growth to fund loans and pay down borrowings is a critical challenge for the Bank in the coming year. It is the Bank’s intention to minimize potentially adverse risks from unfavorable economic trends while positioning itself to capitalize on favorable conditions when they happen.
Loans
Year-end loans (in thousands) were as follows:

	2005	2004	2003	2002	2001
Commercial loans	$154,267	$140,348	$129,171	$115,813	$89,471
Real estate loans — residential	10,907	10,959	12,323	20,177	40,117

10.

	2005	2004	2003	2002	2001
Consumer and credit card loans	15,255	21,449	32,810	45,468	58,341
Home equity loans	18,982	18,331	13,445	9,631	8,354
Consumer finance loans	28,270	23,106	18,525	10,976	2,654

Total loans	$227,681	$214,193	$206,274	$202,065	$198,937

The Corporation’s commercial loan portfolio increased to $154,267,000 during 2005 compared to $140,348,000 at year-end 2004 and $129,171,000 at year-end 2003. Since the end of 2001, growth in commercial loans totaled $64,796,000. This growth was partially offset by the planned reduction of $29,210,000 in the residential real estate loan portfolio and $17,470,000 in consumer loans. Home equity loans have continued to grow with total increases of $651,000 since the end of 2004. Industry competition in this product is intense, with current rates being offered at or below the prime rate. The possible tax-deductibility of most of the interest for individual purposes makes it a popular option among home-owners. Management expects to continue emphasizing commercial loans.
Consumer finance loans made through the Advantage Finance, Inc. affiliate (“Advantage”) have grown to over $28,270,000. Management plans to consolidate Advantage into the Bank during 2006 and discontinue out-of-state lending.
Other consumer loans for credit cards and home improvements make up a small percent of the Bank’s current portfolio of loans. Standard automobile loans for both new and used cars have faced extensive competition in light of the car manufacturers’ zero-rate or low-rate financing plans. The Bank continues to be competitive in these markets by stressing the use of home equity loans for consumer purchases that may give rise to tax-deductible interest payments, as well as dealing directly with the dealers to offer various financing alternatives.
The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2005.

One Year	One Through	Over
or Less	Five Years	Five Years
$25,492	$20,666	$108,109
Of the loans included above with maturities exceeding one year, $10,921,000 have fixed rates to maturity, while $117,854,000 have adjustable rates.
The Bank’s loan portfolio represents its largest and highest yielding earning assets. It also contains the most risk of loss. This risk is due mainly to changes in borrowers’ primary repayment capacity, general economic conditions, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and continued personnel training.
Allowance for Loan Losses
The allowance for loan losses is maintained at a level considered adequate to cover probable loan losses to be incurred. Management prepares a written report analyzing the adequacy of the allowance for loan losses and the Board of Directors reviews this on a monthly basis. Each loan portfolio, is evaluated independently, by type and by collateral, to identify probable incurred losses. Factors considered include historical and current losses and delinquencies, pertinent known economic conditions, specific knowledge of the circumstances of individual credits, industry sector changes, and estimated collateral values for known problem loans. Under this methodology, the sufficiency of the total allowance may vary depending on changes, if any, in the mix of the loan types and whether or not total loans increase or decrease. Management judgments as to the probability of loss and the amount of loss for individual loans and pools of loans are subjective and subject to change over time. Each type of loan category is assigned a specific loss-potential percentage, and when the mix of different loan types changes, the required value of the reserve is automatically adjusted.

11.

The allowance for loan losses has undergone numerous reviews and changes over the last few years, with more and more weight being given to the customers’ ability to repay the loans regardless of eventual collateral coverage. Some of those relationships proved to be losses, as can be seen in the table below, while others did not result in any loss. Over the five-year period shown, the balance in the allowance account has been steadily increasing while the provision amount has fluctuated from year-to-year. In 2005, charge-offs decreased 19.3% from the prior year while recoveries increased 12.7% ending the year with a ratio of net charge-offs to average outstanding loans of .51% a marked improvement from both 2004’s ratio of .72% and 2003’s .77%. However, the total of non-performing loans at the end of 2005 was $2,036,000, a 49.4% increase over 2004. Management continues to monitor these loans closely. All loans charged off are subject to continuing review, and concerted efforts are made to maximize recovery.
The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31,

	2005	2004	2003	2002	2001
Balance at beginning of period	$2,503	$2,503	$2,091	$1,743	$2,089
Loans charged off:
Commercial	(354)	(642)	(693)	(319)	(1,244)
Real estate	—	(71)	(3)	—	—
Consumer	(1,086)	(1,072)	(971)	(619)	(565)

Total loans charged off	(1,440)	(1,785)	(1,667)	(938)	(1,809)

Recoveries of loans previously charged off:
Commercial	75	164	15	37	253
Real estate	—	—	—	2	—
Consumer	262	135	92	92	120

Total loan recoveries	337	299	107	131	373

Net loans charged off	(1,103)	(1,486)	(1,560)	(807)	(1,436)
Provision charged to operating expense	1,355	1,486	1,972	1,155	1,090

Balance at end of period	$2,755	$2,503	$2,503	$2,091	$1,743

Ratio of net charge-offs to average loans outstanding for period	0.51%	0.72%	0.77%	0.41%	0.70%
The charge-offs in commercial loans tend to happen in larger dollar amounts than on the consumer loan side. Consumer loans will vary with the economic conditions concerning employment and productivity. Smaller loans with higher inherent risk are placed through Advantage Finance where potential losses are made up through higher interest rates being charged. Efforts are constantly at the forefront to collect on as many charged-off balances as possible. These efforts have paid off as we have realized substantial increases over the past three years while keeping those costs associated with bad debt collection to a minimum and actually experiencing a decrease in those expenses in 2005.
Before loans are charged off, they typically go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30, 60, 90 days at a time. These accounts are then put on a list of loans to “watch” as they continue to under-perform according to original terms. Repeat offenders are moved to non-accrual status when their delinquencies have been frequent or sustained enough to assume that normal payments may never be reestablished. This prevents the Corporation from recognizing income it may never collect and may create small negative spikes in earnings as any accrued interest already on the books is reversed from prior earning estimates. Large loans may go through years of court delays which can create spikes in the amount of non-performing loans, as shown in the table below. Impaired loans at the end of 2005 have increased to $1,912,000 from $1,283,000 in 2004. A significant portion of this increase was due to three loans with substantial balances. Impaired Loans at year-end 2004 were $1,179,000 less than year-end 2003. This decrease, in part, resulted from writing off many of the impaired loans and implementing tighter credit controls.
Loans are placed on non-accrual status when management believes that the collection of interest is

12.

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
The Corporation considers loans impaired if full principal and interest payments are not anticipated pursuant to the terms of the contract. Impaired loans are carried at the present value of expected cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans.
The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.

	Percentage of		Percentage of		Percentage of		Percentage of		Percentage of
	Loans in Each		Loans in Each		Loans in Each		Loans in Each		Loans in Each
	Category to		Category to		Category to		Category to		Category to
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
	December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002		December 31,2001
Commercial	$1,269	68%	$1,268	65%	$1,391	63%	$885	57%	$538	45%
Real estate	195	13	148	14	121	12	116	15	199	24
Consumer	1,291	19	1,087	21	991	25	1,090	28	1,006	31
Unallocated	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a

Total	$2,755	100%	$2,503	100%	$2,503	100%	$2,091	100%	$1,743	100%
Commercial loans and commercial real estate loans that are classified as substandard or doubtful are subject to review through the internal loan review process. Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis. Such loans include residential first mortgage, home equity, automobile, and credit card loans.
The following schedule summarizes impaired and nonperforming loans (in thousands) as of December 31,

	2005	2004	2003	2002	2001
Impaired loans	$1,912	$1,283	$2,462	$3,352	$1,002

Loans accounted for on a nonaccrual basis (includes substantially all impaired loans)	$1,912	$1,283	$2,377	$3,865	$1,247
Accruing loans which are contractually past due 90 days or more as to interest or principal payments	124	80	83	46	977
Loans that are “troubled debt restructurings” as defined in Statement of Financial Accounting Standard No. 15 (exclusive of loans listed above)	—	—	—	—	—

Total nonperforming loans	$2,036	$1,363	$2,460	$3,911	$2,224

Nonperforming loans to Allowance for loss	0.74	0.54	0.98	1.87	1.28
As of December 31, 2005, there are no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.
Another factor associated with asset quality is Other Real Estate Owned (“OREO”). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. During 2005 three properties were held in OREO with an initial carrying value of $109,000. Two of these properties were subsequently sold for a gain of $13,000. There is one remaining property held in OREO at year-end with a carrying value of $27,000. It is expected this property will sell within the first quarter of 2006.

13.

Securities
The Corporation’s securities portfolio decreased $2,952,000 or 4.9% during 2005. This decrease was primarily to fund increased loan demand. All securities are classified as available for sale and are carried at fair value. Securities that were called or sold during 2005, and not used to fund loans, were reinvested in order to increase yields and provide pledgeable collateral for possible borrowings. As of December 31, 2005, there are no concentrations of securities of any one issuer, other than the U.S. Government and Government Agencies, whose carrying value exceeds 10% of shareholders’ equity.
Summarized below is the carrying value of securities available for sale (in thousands) as of December 31,

	2005	2004	2003
U.S. Treasury and U.S. Government Agency securities	$9,287	$8,472	$6,037
Obligations of states and political subdivisions	18,072	18,098	27,287
Corporate bonds	—	—	—
Mortgage-backed securities	27,522	31,359	13,293
Equity investments	2,050	1,954	1,874

	$56,931	$59,883	$48,491

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) by category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2005:

			Maturing		Maturing
	Maturing in		After One		After Five		Maturing
	One Year		Year Through		Years Through		After
	or Less		Five Years		Ten Years		Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and U.S. Government Agency securities	$4,951	4.35%	$973	3.00%	$2,391	4.91%	$972	5.00%
Obligations of states and political subdivisions	534	4.51%	2,832	4.22%	11,578	4.28%	3,128	4.31%
Mortgage-backed securities	71	2.69%	—	0.00%	2,248	3.65%	25,203	4.27%

Total	$5,556	4.34%	$3,805	3.89%	$16,217	4.28%	$29,303	4.30%

The weighted average interest rates are based on coupon rates for investment and mortgage-backed securities purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount. The weighted average yield on tax-exempt obligations has been determined on a tax equivalent basis. Equity securities consisting of Federal Home Loan Bank stock that bears no stated maturity or yield is not included in this analysis. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions. Yields are based on amortized cost balances.
Deposits
Overall, deposits have decreased $668,000 from year-end 2004. This decline is the result of intense market competition within our local communities coupled with the increasing options available to customers such as internet CDs. Both interest-bearing and non-interest bearing demand deposits have grown slightly from year-end 2004. The average non-interest-bearing demand deposits grew to $21,943,000 in 2005 from $21,474,000 in 2004. This represents an average increase of 2.2% but is considerably lower than the prior year’s increase of 7.5% from 2003. The average balance of savings accounts was $19,633,000 in 2005, a decrease of 4.6% from 2004. Time deposits in 2005 averaged

14.

$133,807,000 compared to $124,694,000 in 2004 and $122,604,000 in 2003. Public fund placements and brokered deposits comprised $29,380,000 and $30,343,000 of total deposits in 2005 and $32,609,000 and $30,424,000 in 2004. These types of funds are more costly than core deposits and management is focusing on reducing them in 2006.
The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2005:

Three months or less	$5,726
Over three months through six months	5,591
Over six months through twelve months	7,237
Over twelve months	25,132

Total	$43,686

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31,

	2005		2004		2003
	Average	Average	Average	Average	Average	Average
	Amount	Rate	Amount	Rate	Amount	Rate
Interest-bearing demand deposits	$71,383	1.40%	$72,619	1.10%	$66,037	1.41%
Savings deposits	19,633	0.33	20,568	0.29	20,387	0.39
Time deposits	133,807	3.20	124,694	2.98	122,604	3.29
Demand deposits (noninterest-bearing)	21,943		21,474		19,977

Total	$246,766		$239,355		$229,005

Other Assets
Other assets totaled $7,160,000 at year-end 2005 compared to $7,466,000 at the end of 2004. This decrease of $306,000 is due in part to the fully amortized mortgage servicing asset. At the beginning of the year, this asset had a value of $120,000 compared to the beginning value of $360,000 in 2004. There were also declines in the repossessed inventory accounts of $220,000 and prepaid expense accounts of $38,000 from year-end 2004 to year-end 2005.
CAPITAL RESOURCES
Total shareholders’ equity at year-end 2005 was $21,525,000 compared to $21,786,000 at the end of 2004, a decrease of $261,000. This decrease from last year is a direct result of the decline in the fair value of securities held by the Bank, due primarily to increased market interest rates. While the Corporation earned $1,667,000 in 2005, $886,000 was paid out as dividends and another $361,000 was used to repurchase treasury shares. The dividend was maintained and represents a payout out of more than 53.0%.
Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 2005, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8.0%, with half of the capital composed of core capital. Minimum leverage ratios range from 3.0% to 5.0% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution’s balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution’s Tier 1 capital with

15.

certain limitations in meeting the total risk-based capital requirements. At December 31, 2005, the Bank’s total risk-based capital ratio and leverage ratio were 10.1% and 7.3%, thus exceeding the minimum regulatory requirements. At December 31, 2004, the ratios were 10.4% and 7.4%. The Corporation has similar capital requirements on a consolidated basis as described in Note 12 of the consolidated financial statements. The change in Tier 2 percentage reflects the Bank’s concentration shifting to commercial and consumer loans rather than the long-term consumer real estate loans, which carry a lower assessed risk estimate. At this time, management does not anticipate a need for additional capital. Daily transactions provide sufficient working capital to run the Corporation. There are sufficient un-issued shares available should any opportunities for acquisition arise.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Corporation has certain obligations and commitments to make future payments under contract. At December 31, 2005 , the aggregate contractual obligations and commitments are:

Contractual obligations	Payments Due by Period
		Less Than	1-3	3-5	After
(in thousands)	Total	One Year	Years	Years	5 Years
Time deposits and certificates of deposit	$130,258	$64,926	$57,987	$6,159	$1,186
Borrowed funds	32,970	21,470	11,500	—	—

Total	$163,228	$86,396	$69,487	$6,159	$1,186

Other commitments	Amount of Commitment – Expiration by Period
		Less Than	1-3	3-5	After
(in thousands)	Total	One Year	Years	Years	5 Years
Commitments to extend commercial credit	$17,860	$8,933	$4,846	$5	$4,076
Commitments to extend consumer credit	11,374	322	1,264	643	9,145
Standby letters of credit	2,173	173	2,000	—	—

Total	$31,407	$9,428	$8,110	$648	$13,221

Items listed above under “Contractual obligations” represent standard bank financing activity under normal terms and practices. Such funds normally roll-over or are replaced by like items depending on then-current financing needs. Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source’s failure to provide sufficient financing, the bank would be called upon to fill the need. The bank is also continually engaged in the process of approving new loans in a bidding competition with other banks. Terms of possible new loans are approved by management and Board committees, with caveats and possible counter terms made to the applicant customers. Those customers may accept those terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered, and would be required to be funded if accepted. Such agreements represent about $4,807,000 at year-end 2005, in varying maturity terms. During 2006 the Bank will open its new operations center. To-date, the estimated cost of this project is $3,500,000.
LIQUIDITY
Liquidity refers to the Corporation’s ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses and meet other obligations. Primary sources of liquidity are

16.

cash and cash equivalents, which totaled $6,605,000 at year-end 2005 compared to $10,254,000 at year-end 2004. Net income, securities available for sale, the repayments and maturities of investments and loans serve to increase liquidity. Other sources of liquidity that could be used to help ensure funds are available when needed include, but are not limited to, the purchase of federal funds, sale of securities, obtaining advances from FHLB, adjustments of interest rates to attract deposits, and borrowing at the Federal Reserve discount window. The Bank has $31,100,000 in advances borrowed from FHLB as of December 31, 2005, with additional amounts available by pledging additional collateral. Management believes that its sources of liquidity are adequate to meet the needs of the Corporation.
Liquidity is monitored and closely managed by the Asset-Liability Management Committee (ALCO). Many ratios are reviewed, one of which is the loans to asset ratio. Lower ratios indicate greater liquidity. As of December 31, 2005, the ratio of loans to assets was 75.0% compared to 72.2% at year-end 2004. Management believes the Bank has acceptable levels of liquidity.
Net cash flows from operating activities no longer fluctuate with the dollar volume of mortgage loans being originated and the amount of those loans sold. The significant changes in operating activities have led to an emphasis on growing the commercial and consumer loan portfolios. Pay-downs and payoffs of the indirect consumer loans based out of Denver has provided some of the requisite funding, but the significant sources of cash have been from the growth in brokered CDs and borrowings from FHLB. See the consolidated statements of cash flows in the accompanying financial statements for a more detailed presentation of the Corporation’s cash flows from operating, investing and financing activities. Cash flows of the Corporation support the payment of the dividends since many of the items going against current year earnings were non-cash items. This includes $680,000 of depreciation expense and $120,000 from the amortization of mortgage servicing rights. During 2004, dividends of $895,000 were paid from earnings of $1,524,000, which included $598,000 of depreciation expense and $240,000 in amortization of mortgage servicing rights.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The primary source of market risk to which the Corporation is exposed is interest rate risk. The business of the Corporation and the composition of its balance sheet consists of investments in interest-earning assets (primarily loans and securities), which are funded by interest-bearing liabilities (deposits and borrowings). These financial instruments have varying levels of sensitivity to changes in the market rates of interest, resulting in market risk. No financial instruments are held for trading purposes.
Interest rate risk is managed regularly through the Corporation’s ALCO Committee. One method used to manage its interest rate risk is a rate sensitivity gap analysis, which monitors the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A “positive gap” occurs when the amount of interest rate-sensitive assets maturing or repricing within a given period exceeds the amount of interest-sensitive liabilities maturing or repricing within the same period. Conversely, a “negative gap” occurs when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income.
Management monitors its gap position in order to maintain earnings at an acceptable level. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates on some of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have

17.

primarily fixed rates of interest, except for home equity loans. At year-end 2005, the Corporation’s gap position was negative as more deposits were set to re-price in the coming year than assets. At year-end 2004, the Corporation’s gap position was positive as more assets were set to re-price in the coming year than deposits.
Principal/Notional Amount with expected Maturities in:
(Dollars in thousands)
For the Year Ended December 31, 2005:

								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
Rate-sensitive assets:
Fixed interest rate loans	$5,201	$5,743	$10,379	$14,019	$10,871	$14,309	$60,522	$59,783
Average interest rate	8.40%	10.04%	9.86%	10.21%	9.94%	8.51%	9.53%

Variable interest rate loans	$23,468	$2,663	$2,581	$5,750	$2,625	$130,072	$167,159	$165,118
Average interest rate	7.56%	7.05%	6.93%	6.98%	7.15%	6.65%	6.81%

Fixed interest rate securities	$72	—	$16	$966	$990	$39,237	$41,281	$41,281
Average interest rate	4.68%		3.40%	3.19%	3.01%	4.32%	4.26%

Variable interest rate securities	—	—	—	—	—	$15,650	$15,650	$15,650
Average interest rate						4.68%	4.68%

Rate-sensitive liabilities:
Non-interest-bearing deposits	$6,914	$5,531	$4,149	$3,458	$3,458	$4,149	$27,659	$27,659

Int-bearing demand deposits	$16,466	$16,466	$16,466	$16,466	$16,466	$8,258	$90,588	$90,588
Average interest rate	1.19%	1.19%	1.19%	1.19%	1.19%	1.19%	1.19%

Interest-bearing time deposits	$64,926	$38,301	$19,686	$3,864	$2,295	$1,186	$130,259	$129,766
Average interest rate	3.10%	3.78%	4.04%	3.85%	4.23%	4.26%	3.48%

Fixed interest rate borrowings	$3,000	—	$11,500	—	—	—	$14,500	$14,468
Average interest rate	3.01%		4.60%				4.27%

Variable interest rate borrowings	$18,470	—	—	—	—	—	$18,470	$18,434
Average interest rate	4.36%						4.36%

For the Year Ended December 31, 2004:

								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
Rate-sensitive assets:
Fixed interest rate loans	$3,786	$6,386	$9,881	$13,107	$9,684	$18,601	$61,445	$62,298
Average interest rate	7.95%	9.95%	10.17%	10.48%	9.71%	8.70%	9.38%

Variable interest rate loans	$19,595	$2,692	$1,639	$3,332	$3,135	$122,355	$152,748	$152,537
Average interest rate	6.28%	5.69%	5.79%	6.04%	5.84%	5.81%	5.87%

Fixed interest rate securities	$7,643	$1,533	$1,072	$517	$833	$33,816	$45,414	$45,531
Average interest rate	4.51%	4.39%	6.07%	5.98%	5.40%	5.03%	4.96%

Variable interest rate securities	—	—	—	—	—	$14,456	$14,456	$14,352
Average interest rate						4.15%	4.15%

Rate-sensitive liabilities:
Non-interest-bearing deposits	$6,720	$5,376	$4,032	$3,361	$3,361	$4,032	$26,882	$26,882

Int-bearing demand deposits	$16,149	$16,149	$16,149	$16,149	$16,149	$8,098	$88,843	$88,843
Average interest rate	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%	0.92%

Interest-bearing time deposits	$71,207	$32,869	$16,270	$4,564	$3,522	$1,316	$129,748	$130,427
Average interest rate	2.94%	2.87%	3.57%	3.68%	3.78%	4.13%	3.06%

Fixed interest rate borrowings	—	$3,000	—	$11,500	—	—	$14,500	$14,872
Average interest rate		3.01%		4.60%			4.27%

Variable interest rate borrowings	$8,100	$2,000	—	—	—	—	$10,100	$10,100
Average interest rate	2.38%	2.42%					2.39%

The tables provide information about the Corporation’s financial instruments, used for purposes other than trading, which are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For core deposits (demand, interest-bearing checking, savings and money

18.

market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation’s historical experience, management’s judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors, and does not represent when the rates on these items may be changed. Weighted-average variable rates are based upon rates existing at the reporting date.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The Corporation’s estimated fair value of its financial instruments at December 31, 2005 and 2004 are disclosed in Note 14 of the Consolidated Financial Statements. The estimated fair value of financial assets ended 2005 at a $2,780,000 loss compared to a $642,000 gain in 2004. Interest-bearing time deposits had a loss in value of $492,000 in 2005 while showing a gain of $679,000 in 2004.
IMPACT OF INFLATION
The financial data included herein has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which generally do not recognize changes in the relative value of money due to inflation or recession.
In management’s opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today’s volatile economic environment. The Bank seeks to insulate itself from interest rate volatility by ensuring that rate-sensitive assets and rate-sensitive liabilities respond to changes in interest rates in a similar period and to a similar degree.
ACCOUNTING STANDARDS
Note 1 of the Corporation’s Consolidated Financial Statements discusses newly issued accounting standards.

19.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio
We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Plante & Moran, PLLC
Auburn Hills, Michigan
February 23, 2006

20.

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(Dollars in thousands)

	2005	2004
ASSETS
Cash and cash equivalents	$6,605	$8,984
Federal funds sold	—	1,270

Cash equivalents and federal funds sold	6,605	10,254

Securities available for sale	56,931	59,883
Total loans	227,681	214,193
Allowance for loan loss	(2,755)	(2,503)

Loans, net	224,926	211,690
Premises and equipment, net	6,385	6,321
Accrued interest receivable	1,440	1,036
Other assets	7,160	7,466

Total assets	$303,447	$296,650

LIABILITIES
Deposits
Noninterest-bearing demand	$27,659	$26,882
Interest-bearing demand	72,695	72,599
Savings and time deposits	104,466	107,416
Time deposits $100,000 and greater	43,686	42,277

Total deposits	248,506	249,174
FHLB advances	31,100	24,600
Federal funds purchased	1,870	—
Accrued interest payable	330	303
Other liabilities	116	787

Total liabilities	281,922	274,864

SHAREHOLDERS’ EQUITY
Common stock, no par value, 4,000,000 shares authorized, 1,178,938 shares issued in 2005 and 2004	11,159	11,095
Retained earnings	11,985	11,206
Deferred compensation plan shares, 17,086 shares in 2005, 14,671 shares in 2004	(424)	(360)
Treasury stock, 18,600 shares in 2005, 6,156 shares in 2004	(497)	(163)
Accumulated other comprehensive income (loss)	(698)	8

Total shareholders’ equity	21,525	21,786

Total liabilities and shareholders’ equity	$303,447	$296,650

21.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004 and 2003
(Dollars in thousands, except per share data)

	2005	2004	2003
Interest and dividend income
Interest and fees on loans	$15,497	$14,349	$14,334
Interest on securities:
Taxable	1,792	1,259	652
Nontaxable	723	954	1,122
Other	33	38	20

Total interest income	18,045	16,600	16,128

Interest expense
Interest on deposits	5,343	4,577	5,040
Interest on borrowings	960	630	541

Total interest expense	6,303	5,207	5,581

Net interest income	11,742	11,393	10,547

Provision for loan loss	1,355	1,486	1,972

Net interest income after provision for loan loss	10,387	9,907	8,575

Noninterest income
Service fees and overdraft charges	1,859	1,940	2,115
Gains on sale of securities, net	31	198	129
Gains on sale of loans, net	—	—	7
Gains/(loss) on sale of other assets, net	(53)	(17)	—
Other income	650	352	434

Total noninterest income	2,487	2,473	2,685

Noninterest expenses
Salaries and employee benefits	5,339	5,180	4,951
Occupancy, furniture and equipment	1,191	1,064	934
Data processing	814	805	715
State taxes	427	413	369
FDIC deposit insurance	70	68	68
Professional fees	396	329	291
Amortization of intangibles	137	257	321
Other operating expense	2,389	2,301	2,216

Total noninterest expense	10,763	10,417	9,865

Income before income taxes	2,111	1,963	1,395

Income tax expense	444	439	122

Net income	$1,667	$1,524	$1,273

Basic earnings per common share	$1.43	$1.30	$1.10

Diluted earnings per common share	$1.43	$1.29	$1.09

22.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004, and 2003
(Dollars in thousands)

					Accumulated
			Additional		Other	Stock		Total
	Outstanding	Common	Paid-In	Retained	Comprehensive	Ownership	Treasury	Shareholders’
	Shares	Stock	Capital	Earnings	Income	Plan Shares	Stock	Equity
Balance at January 1, 2003	1,163,704	$10,402	$272	$10,256	$132	$(272)	$(12)	$20,778
Comprehensive income:
Net income		—	—	1,273	—	—	—	1,273
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect		—	—	—	72	—	—	72

Total comprehensive income								1,345
Cash dividends declared		—	—	(884)	—	—	—	(884)
Shares acquired for deferred compensation 330 shares	—	—	8	—	—	(8)	—	—
Shares divested for deferred compensation 410 shares	—	—	(10)	—	—	10	—	—
Purchase of treasury stock	(6,960)	—	—	—	—	—	(174)	(174)
Issue of treasury stock under stock options plans	4,719	—	—	(38)	—	—	116	78
Issuance of shares common stock	489	12	—	—	—	—	—	12

Balance at December 31, 2003	1,161,952	$10,414	$270	$10,607	$204	$(270)	$(70)	$21,155

Comprehensive income:
Net income		—	—	1,524	—	—	—	1,524
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect		—	—	—	(196)	—	—	(196)

Total comprehensive income								1,328
Cash dividends declared		—	—	(895)	—	—	—	(895)
Shares acquired for deferred compensation 954 shares	—	—	108	—	—	(108)	—	—
Shares divested for deferred compensation 755 shares	—	—	(18)	—	—	18	—	—
Purchase of treasury stock	(8,465)	—	—	—	—	—	(224)	(224)
Issue of treasury stock under stock option plans	5,079	—	—	(30)	—	—	131	101
Issue of stock for deferred compensation plan	3,439	83	—	—	—	—	—	83
Issue of stock under stock option plans	10,777	238	—	—	—	—	—	238

Balance at December 31, 2004	1,172,782	$10,735	$360	$11,206	$8	$(360)	$(163)	$21,786

23.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004, and 2003
(Dollars in thousands)

					Accumulated
			Additional		Other	Stock		Total
	Outstanding	Common	Paid-In	Retained	Comprehensive	Ownership	Treasury	Shareholders’
	Shares	Stock	Capital	Earnings	Income	Plan Shares	Stock	Equity
Balance at January 1, 2005	1,172,782	$10,735	$360	$11,206	$8	$(360)	$(163)	$21,786

Comprehensive income:
Net income		—	—	1,667	—	—	—	1,667
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect		—	—	—	(706)	—	—	(706)

Total comprehensive income								961
Cash dividends declared		—	—	(886)	—	—	—	(886)
Shares acquired for deferred compensation 1,584 shares		—	42	—	—	(42)	—	—
Shares divested for deferred compensation - 0 - shares	—	—	—	—	—	—	—	—
Purchase of treasury stock	(13,468)	—	—	—	—	—	(361)	(361)
Issue of treasury stock under stock option plans	193	—	—	(2)	—	—	5	3
Issue of stock for deferred compensation plan	831	—	22	—	—	(22)	22	22

Balance at December 31, 2005	1,160,338	$10,735	$424	$11,985	$(698)	$(424)	$(497)	$21,525

24.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005, 2004 and 2003
(Dollars in thousands)

	2005	2004	2003
Cash flows from operating activities
Net income	$1,667	$1,524	$1,273
Adjustments to reconcile net income to net cash from operating activities
Depreciation	680	598	508
Provisions for loan loss	1,355	1,486	1,972
Deferred income taxes	(195)	(1)	(311)
Gain on sale of securities	(31)	(198)	(129)
Gain on sale of loans	—	—	(7)
Gain on other real estate owned	53	17	—
Stock dividends on FHLB stock	(96)	(78)	(72)
Net amortization on securities	302	224	187
Amortization of intangible assets	137	257	321
Increased cash value of Bank-owned life insurance	(227)	(58)	(48)
Changes in:
Loans held for sale	—	—	226
Interest receivable	(404)	107	54
Interest payable	27	(111)	86
Other assets and liabilities	573	(739)	196

Net cash from operating activities	3,841	3,028	4,256

Cash flows from investing activities
Securities available for sale Purchases	(10,506)	(32,348)	(35,699)
Maturities and repayments	8,069	5,978	5,275
Sales	4,144	14,733	21,723
Net change in loans	(15,108)	(10,079)	(6,547)
Purchase of Bank-owned life insurance	(470)	(4,500)	—
Proceeds from sale of OREO and repossessed assets	647	557	655
Proceeds from sale of PP&E	19	—	—
Bank premises and equipment expenditures, net	(764)	(539)	(721)

Net cash from investing activities	(13,969)	(26,198)	(15,314)

Cash flows from financing activities
Net change in deposits	(669)	10,397	15,943
Proceeds from additional FHLB advances	15,000	13,100	—
Repayments of FHLB advances and federal funds	(6,630)	—	(350)
Cash dividends paid	(886)	(895)	(884)
Issuance of common stock	22	321	12
Purchase of treasury stock	(361)	(224)	(174)
Options exercised	3	101	78

Net cash from financing activities	6,479	22,800	14,625

Net change in cash and cash equivalents	(3,649)	(370)	3,567
Cash and cash equivalents at beginning of year	10,254	10,624	7,057

Cash and cash equivalents at end of year	$6,605	$10,254	$10,624

Supplemental disclosures:
Cash paid for interest	$6,276	$5,318	$5,496
Cash paid for income taxes	855	515	403
Non-cash transfer of loans to foreclosed/repossessed assets	532	674	560

25.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (the “Corporation”) and its wholly owned subsidiaries, Commercial Financial and Insurance Agency, LTD (“Commercial Financial”) and The Commercial Savings Bank (the “Bank”) and the Bank’s wholly owned subsidiary, Advantage Finance, Incorporated (Advantage). The Bank also owns a 49.9% interest in Beck Title Agency, Ltd. which is accounted for using the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation. Although formed and filed for in December of 2003, Commercial Financial did not begin operations until the third quarter of 2004.
Nature of Operations: Commercial Bancshares, Inc. is a financial holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion, Hancock, and Franklin counties. Advantage Finance, Inc. is a consumer finance company operating in Marion, Ohio and Findlay, Ohio. These market areas provide the source of substantially all of the Corporation’s deposit and loan activities, although some indirect loans are made to borrowers outside the Corporation’s immediate market area, currently lending approximately $28,270,000 through Advantage Finance. The Corporation’s primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.
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
Securities: Securities are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders’ equity, net of tax. Securities such as Federal Home Loan Bank Stock are carried at cost.
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

26.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
A loan is considered impaired when management believes full collection of principal and interest under the loan terms is not probable. Often this is associated with a significant delay or shortfall in payments. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral.
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

27.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
Deferred compensation costs are expensed over the individual’s service period. Shares of the Corporation’s common stock that are held in trust for the benefit of deferred compensation plan participants may be available to the Corporation’s creditors in certain circumstances. Such shares acquired by the trustee are reported as a reduction to shareholders’ equity, with a corresponding increase to common stock.
Stock Compensation: Employee compensation expense under stock option plans is reported using the intrinsic value method as estimated using a Black Scholes option pricing model. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (in thousands except per share data).

	2005	2004	2003
Income as reported	$1,667	$1,524	$1,273
Deduct: Stock-based compensation expense
Determined under fair value based method	6	19	43

Pro forma net income	1,661	1,505	1,230

Pro forma earnings per share
Basic	$1.43	$1.28	$1.06
Diluted	1.42	1.28	1.05

Earnings per share as reported
Basic	$1.43	$1.30	$1.10
Diluted	1.43	1.29	1.09
Newly Issued But Not Yet Effective Accounting Standards: In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Accounting for Stock-Based Compensation (“SFAS 123R”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the income statement based on their fair values. Prior to SFAS 123R, only certain pro forma disclosures of fair value were required. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R will apply to awards granted or modified after January 1, 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The future effect of the adoption of the new accounting principle on results of operations will depend on the level of future option grants, the vesting period for those grants, and the fair value of the options granted at such future date. Existing options that will vest after the adoption date are not expected to result in significant additional compensation expense.

28.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
Comprehensive Income: Comprehensive income, which is recognized as a separate component of equity, consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale.
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
Industry Segments: While the Corporation’s chief decision makers monitor the revenue streams of various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable segment.

29.

NOTE 2 — SECURITIES
The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2005
Obligations of U.S. Government and federal agencies	$9,287	$—	$(342)
Obligations of state and political subdivisions	18,072	279	(95)
Mortgage-backed securities	27,522	—	(900)

Total debt securities available for sale	54,881	279	(1,337)
Equity investments	2,050	—	—

Total securities available for sale	$56,931	$279	$(1,337)

2004
Obligations of U.S. Government and federal agencies	$8,472	$—	$(153)
Obligations of state and political subdivisions	18,098	432	(34)
Mortgage-backed securities	31,359	35	(267)

Total debt securities available for sale	57,929	467	(454)
Equity investments	1,954	—	—

Total securities available for sale	$59,883	$467	$(454)

Contractual maturities of securities (in thousands) at year-end 2005 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair
Value
Due less than one year	$—
Due after one year through five years	2,667
Due after five years through ten years	9,706
Due after ten years	14,986
Mortgage-backed securities	27,522
Equity securities	2,050

$56,931

Sales of available for sale securities (in thousands) were as follows:

	2005	2004	2003
Proceeds	$4,144	$14,733	$21,723
Gross gains	42	249	166
Gross losses	11	51	37

30.

Proceeds from maturities, calls and repayments of principal were $8,069,000, $5,978,000, and $5,275,000 in 2005, 2004, and 2003 respectively. At year-end 2005, 2004, and 2003 debt securities with a carrying value of $32,815,000, $35,649,000, and $35,763,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.
Information pertaining to securities with gross unrealized losses at December 31, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

(in thousands)	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value
Available for Sale Securities:
U.S. Government and Agency	$(39)	$1,562	$(303)	$7,725
State and political subdivisions	(67)	6,000	(28)	1,594
Mortgage-backed securities	(258)	10,019	(642)	17,405

Total Available for Sale	$(364)	$17,581	$(973)	$26,724

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

(in thousands)	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value
Available for Sale Securities:
U.S. Government and Agency	$(87)	$6,493	$(66)	$1,980
State and political subdivisions	(8)	2,404	(26)	2,398
Mortgage-backed securities	(154)	22,352	(113)	5,833

Total Available for Sale	$(249)	$31,249	$(205)	$10,211

Unrealized losses on securities are considered temporary and have not been recognized into income because the issuers’ bonds are of high quality, the Corporation has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is primarily due to increased market interest rates. The fair value is expected to recover as the bonds approach the maturity date.
NOTE 3 — LOANS
Year-end loans (in thousands) were as follows:

	2005	2004
Commercial loans	$154,267	$140,348
Real estate loans — residential	10,291	10,572
Construction loans	616	387
Consumer and credit card loans	15,255	21,449
Home equity loans	18,982	18,331
Consumer finance loans	28,270	23,106

Total loans	$227,681	$214,193

31.

At December 31, 2005 and 2004, total loans included loans to farmers for agricultural purposes of approximately $22,995,000 and $20,690,000 respectively.
The loan balances are net of $103,000 and $110,000 of deferred origination fees for 2005 and 2004 respectively. The balances are also net of $5,252,000 and $3,858,000 of unearned income for 2005 and 2004 respectively, the majority of which is due to activity of Advantage Finance.
Impaired loans (in thousands) were as follows:

	2005	2004
Year-end loans with no allocated allowance for loan losses	$1,627	$603
Year-end loans with allocated allowance for loan losses	285	680

Total	$1,912	$1,283

Amount of the allowance for loan losses allocated	$9	$85

	2005	2004	2003
Average of impaired loans during the year	$1,452	$1,421	$2,202
Income recognized on impaired loans	2	13	88
Cash-basis interest recognized on impaired loans	2	13	21
Nonperforming loans (in thousands) were as follows:

	2005	2004
Loans past due over 90 days still on accrual	$124	$80
Nonaccrual loans	1,912	1,283
Nonperforming loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans.
NOTE 4 — ALLOWANCE FOR LOAN LOSS
Activity in the allowance for loan loss (in thousands) was as follows:

	2005	2004	2003
Beginning balance	$2,503	$2,503	$2,091
Provision for loan loss	1,355	1,486	1,972
Loans charged off	(1,440)	(1,785)	(1,667)
Recoveries of loans previously charged off	337	299	107

Ending balance	$2,755	$2,503	$2,503

32.

NOTE 5 — PREMISES AND EQUIPMENT
Year-end premises and equipment (in thousands) were as follows:

	2005	2004
Land	$1,220	$1,024
Buildings	6,720	6,617
Furniture and equipment	3,456	3,172
Construction in process	254	142

Total	11,650	10,955
Accumulated depreciation	5,265	4,634

Premises and equipment, net	$6,385	$6,321

NOTE 6 — DEPOSITS
At year-end 2005, scheduled maturities of time deposits (in thousands) were as follows:

2006	$64,926
2007	38,301
2008	19,686
2009	3,864
2010	2,295
2011 and thereafter	1,186

$130,258

NOTE 7 — FHLB ADVANCES AND OTHER BORROWED FUNDS
FHLB advances (in thousands) consisted of the following at year-end:

	Current
	Interest
	Rate	2005	2004
FHLB daily variable rate advance, with monthly interest payments; renewable	2.38%	$—	$8,100
FHLB quarterly variable advance, with monthly interest payments; due August 2006	4.47%	2,000	2,000
FHLB fixed rate advance, with monthly interest payments; due August 2006	3.01%	3,000	3,000
FHLB fixed rate advance, with monthly interest payments; due October 2008	4.59%	6,500	6,500
FHLB fixed rate advance, with monthly interest payments; due October 2008	4.62%	5,000	5,000
FHLB daily variable rate advance, with monthly interest payments; renewable March 2006	4.33%	14,600	—

Total FHLB advances		$31,100	$24,600

33.

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank’s qualified mortgage loan and commercial and agricultural real estate loan portfolios. At December 31, 2005, the loans pledged for the FHLB advances had a carrying value of $39,542,000.
NOTE 8 — INCOME TAXES
The provision for income taxes (in thousands) consists of:

	2005	2004	2003
Current provision	$639	$440	$433
Deferred benefit	(195)	(1)	(311)

Total income tax expense	$444	$439	$122

Year-end deferred tax assets and liabilities (in thousands) consist of:

	2005	2004
Items giving rise to deferred tax assets
Allowance for loan losses in excess of tax reserve	$604	$518
Deferred compensation	197	166
Unrealized loss on securities available for sale	360	—
Other	2	14

Total	1,163	698

Items giving rise to deferred tax liabilities
Depreciation	(207)	(275)
Mortgage servicing rights	—	(41)
Deferred loan fees and costs	(62)	(112)
FHLB stock dividend	(239)	(205)
Unrealized gain on securities available for sale	—	(4)
Prepaid expenses and other	(65)	(30)

Total	(573)	(667)

Net deferred tax benefit/(liability)	$590	$31

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	2005	2004	2003
Tax at statutory rates	$717	$667	$475
Increase (decrease) in tax resulting from:
Tax-exempt interest	(233)	(277)	(344)
Other	(40)	49	(9)

Total income tax expense	$444	$439	$122

34.

The income tax expense related to net security gains totaled approximately $11,000, $67,000, and $44,000 for 2005, 2004, and 2003, respectively.
NOTE 9 — STOCK OPTION PLAN
The Corporation maintains a stock option plan which enables the Board of Directors to grant stock options to executive officers of the Corporation and its subsidiaries. A total of 165,000 options on common shares are available to be granted pursuant to the plan. Stock options may be granted at a price not less than the fair market value of the Corporation’s common shares at the date of grant for terms up to, but not exceeding ten years from the grant date. Vesting occurs after five years. Exceptions to the vesting schedule based on superior financial performance can shorten the vesting time and were approved by the Board of Directors with the initial grant in June 1997.
A summary of the Corporation’s stock options activity and related information follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	35,567	$25.13	66,961	$24.67	67,803	$24.25
Granted	—	—	—	—	4,366	22.75
Exercised	(193)	17.57	(15,856)	21.36	(5,208)	17.57
Forfeited or expired	(525)	22.75	(15,538)	—	—	—

Outstanding at end of year	34,849	$25.21	35,567	$25.13	66,961	$24.67

Options exercisable at year-end	32,283		25,768		28,424

Weighted average fair value of options granted during year	n/a		n/a		2.55

The value of options awarded in 2003 was based upon the Black Scholes model using a computed volatility factor of 14.61% over the previous five years, and average historical dividend rate of 3.25%, and a risk-free U.S. Treasury yield for the five-year term of 3.36%.
Options outstanding at year-end 2005 were as follows.

	Outstanding		Exercisable
		Weighted Average		Weighted
Range of		Remaining		Average
Exercise		Contractual		Exercise
Prices	Number	Life	Number	Price
$17-$20	2,475	1.00 years	2,475	$17.57
$22-$25	19,174	3.37 years	16,608	24.01

35.

	Outstanding		Exercisable
		Weighted Average		Weighted
Range of		Remaining		Average
Exercise		Contractual		Exercise
Prices	Number	Life	Number	Price
$28-$30	13,200	3.00 years	13,200	28.64

Outstanding at year end	34,849		32,283

NOTE 10 — SALARY DEFERRAL — 401(k) PLAN
The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation). In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation’s matching and discretionary contributions were $43,000, $90,000, and $64,000 for the years ended December 31, 2005, 2004, and 2003 respectively.
NOTE 11 — COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES
Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit which involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.
Exposure to credit loss, if the other party does not perform, is represented by the contractual amount for commitments to extend credit and standby letters of credit. Each customer’s credit worthiness is evaluated on a case-by-case basis. The same credit policies are used for commitments and conditional obligations as are used for loans. The amount of collateral obtained, if deemed necessary, upon extension of credit is based on management’s credit evaluation. Collateral varies but may include accounts receivable, inventory, property, equipment, income-producing commercial properties, residential real estate and consumer assets.
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
Standby letters of credit are conditional commitments to guarantee a customer’s performance to a third party.
The following is a summary of commitments to extend credit (in thousands) at year-end 2005 and 2004:

	2005	2004
Commitments to extend commercial credit	$17,860	$23,028
Commitments to extend consumer credit	11,374	13,202
Standby letters of credit	2,173	3,100

	$31,407	$39,330

	2005	2004

Fixed rate	$366	$3,972
Variable rate	31,041	35,358

	$31,407	$39,330

36.

At year end 2005, the fixed rate commitments had a range of rates from 4.15% to 25.00%, and a weighted average term to maturity of 11.5 months. At year end 2004, the fixed rate commitments had a range of rates from 4.00% to 18.50%, and a weighted average term to maturity of 6.8 months.
At both year-ends of 2005 and 2004, reserves of $25,000 were required as deposits with the Federal Reserve Bank or as cash on hand. These reserves do not earn interest. Building is currently underway for the Bank’s new operations center. To-date, the estimated cost of this project is $3,500,000.
NOTE 12 — REGULATORY MATTERS
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

	Capital to risk-weighted assets		Tier 1 capital
	Total	Tier 1	to average assets
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%
At year-end 2005, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Corporation	$24,958	10.3%	$19,429	8.0%	$24,286	10.0%
Bank	$24,524	10.1%	$19,429	8.0%	$24,286	10.0%
Tier 1 capital (to risk weighted assets)
Corporation	$22,202	9.1%	$9,715	4.0%	$14,572	6.0%
Bank	$21,768	9.0%	$9,715	4.0%	$14,572	6.0%
Tier 1 capital (to average assets)
Corporation	$22,202	7.5%	$11,891	4.0%	$14,863	5.0%
Bank	$21,768	7.3%	$11,891	4.0%	$14,863	5.0%
At year-end 2004, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

37.

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Corporation	$24,232	10.5%	$18,503	8.0%	$23,129	10.0%
Bank	$23,999	10.4%	$18,503	8.0%	$23,129	10.0%
Tier 1 capital (to risk weighted assets)
Corporation	$21,728	9.4%	$9,251	4.0%	$13,877	6.0%
Bank	$21,495	9.3%	$9,251	4.0%	$13,877	6.0%
Tier 1 capital (to average assets)
Corporation	$21,728	7.5%	$11,580	4.0%	$14,475	5.0%
Bank	$21,495	7.4%	$11,580	4.0%	$14,475	5.0%
Both the Bank and the Corporation were categorized as well capitalized at year-end 2005. Management believes that no events have occurred since the last regulatory determination that would change the capital category.
Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the Bank’s retained earnings. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. At year-end 2005, approximately $5,095,000 of the Bank’s retained earnings were available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation’s and Bank’s regulatory capital requirements.
NOTE 13 — RELATED PARTY TRANSACTIONS
Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2005 and 2004 respectively. A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

2005
Beginning balance	$3,192
New loans and advances	302
Change in status	(74)
Payments	(396)

Ending balance	$3,024

Deposit accounts of directors and executive officers of the Corporation totaled $340,000 and $814,000 at December 31, 2005 and 2004.
NOTE 14 — FAIR VALUES OF FINANCIAL INSTRUMENTS
The estimated year-end fair values of financial instruments (in thousands) were as follows:

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets
Cash and equivalents	$6,605	$6,605	$10,254	$10,254
Securities available for sale	56,931	56,931	59,883	59,883
Loans, net of allowance for loan loss	224,926	222,146	211,690	212,332
Accrued interest receivable	1,440	1,440	1,036	1,036

Financial liabilities
Demand and savings deposits	(118,247)	(118,247)	(119,426)	(119,426)

38.

	2005		2004
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Time deposits	(130,258)	(129,766)	(129,748)	(130,427)
Borrowed funds	(32,970)	(32,902)	(24,600)	(24,972)
Accrued interest payable	(330)	(330)	(303)	(303)
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
NOTE 15 — OTHER COMPREHENSIVE INCOME
Other comprehensive income components and related taxes (in thousands) were as follows.

	2005	2004	2003
Unrealized holding gains and losses on available-for-sale securities	$(1,039)	$(98)	$238
Less reclassification adjustments for gains and losses later recognized in income	31	198	130

Net unrealized gains and losses	(1,070)	(296)	108
Tax effect	(364)	(100)	36

Other comprehensive income	$(706)	$(196)	$72

NOTE 16 — EARNINGS PER SHARE
Weighted average shares used in determining basic and diluted earnings per share are as follows:

	2005	2004	2003
Weighted average shares outstanding during the year	1,165,853	1,175,669	1,163,453

Dilutive effect of stock options	2,716	2,818	3,703

Weighted average shares considering dilutive effect	1,168,569	1,178,487	1,167,156

At December 31, 2005, 2004, and 2003 there were 13,200, 13,200, and 23,100, respectively, stock options that were not considered in computing diluted earnings per share because they were anti-dilutive.
NOTE 17 — PARENT CORPORATION STATEMENTS
The following are condensed financial statements of Commercial Bancshares, Inc.:
CONDENSED BALANCE SHEETS
December 31, 2005 and 2004
(Dollars in thousands)

	2005	2004
ASSETS
Cash on deposit with subsidiary	$130	$193

39.

	2005	2004
Investment in common stock of subsidiaries	21,100	21,556
Other assets	295	37

Total assets	$21,525	$21,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities & shareholders’ equity	$21,525	$21,786

40.

NOTE 17 — PARENT CORPORATION STATEMENTS (continued)
CONDENSED STATEMENTS OF INCOME
Year ended December 31, 2005, 2004, and 2003
(Dollars in thousands)

	2005	2004	2003
INCOME
Dividends from bank subsidiary	$886	$894	$955
Other income	—	—	—

Total income	886	894	955

EXPENSES
Professional fees	32	70	78
Other	32	38	36

Total expenses	64	108	114

Tax (benefit)	(22)	(37)	(39)

Income before equity in undistributed earnings of subsidiaries	844	823	880
Equity in undistributed earnings of subsidiaries	823	701	393

NET INCOME	$1,667	$1,524	$1,273

CONDENSED STATEMENTS OF CASH FLOW
Years ended December 31, 2005, 2004, and 2003
(Dollars in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,667	$1,524	$1,273
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed earnings of subsidiaries	(823)	(701)	(393)
Amortization and other	42	42	(34)

Net cash from operating activities	886	865	846

CASH FLOWS FROM INVESTING ACTIVITIES
Capital infusion from/(to) subsidiary	273	(90)	90

Net cash from investing activities	273	(90)	90

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock / options exercised	25	422	91
Treasury repurchase of common stock	(361)	(224)	(174)
Cash dividends paid	(886)	(895)	(884)

Net cash from financing activities	(1,222)	(697)	(967)

Net change in cash	(63)	78	(31)
Cash at beginning of period	193	115	146

Cash at end of period	$130	$193	$115

41.

NOTE 18 — QUARTERLY INFORMATION (Unaudited)
The following quarterly information (in thousands, except per share data) is provided for the three month periods ending as follows:

2005	March 31,	June 30,	September 30,	December 31,
Total interest income	$4,184	$4,441	$4,560	$4,860
Total interest expense	1,420	1,485	1,599	1,799

Net interest income	$2,764	$2,956	$2,961	$3,061

Provision for loan losses	220	365	365	405
Net income (loss)	$431	$492	$516	$228
Basic earnings (loss) per common share	0.37	0.42	0.44	0.20
Diluted earnings (loss) per common share	0.37	0.42	0.44	0.20

2004	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,970	$4,022	$4,208	$4,400
Total interest expense	1,255	1,241	1,320	1,391

Net interest income	$2,715	$2,781	$2,888	$3,009

Provision for loan losses	300	402	430	355
Net income (loss)	$423	$305	$367	$429
Basic earnings (loss) per common share	0.36	0.26	0.31	0.37
Diluted earnings (loss) per common share	0.36	0.26	0.31	0.36
SHAREHOLDER INFORMATION
The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

	Dividends
2005	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$26.10	$27.00
Three months ended June 30	0.19	25.30	27.25
Three months ended September 30	0.19	26.25	27.25
Three months ended December 31	0.19	26.00	27.25

	Dividends
2004	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$25.50	$35.00
Three months ended June 30	0.19	26.00	27.25
Three months ended September 30	0.19	26.00	26.25
Three months ended December 31	0.19	26.10	26.40
Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.
The Corporation has 1,160,338 outstanding shares of common stock held by approximately 1,642 shareholders as of December 31, 2005. The Corporation paid cash dividends March, June, September and December totaling $0.76 per share in 2005 and $0.76 per share in 2004.

42.

COMMERCIAL BANCSHARES, INC.
DIRECTORS EMERITUS
B. E. Beaston
David Crow
William T. Gillen
Frederick Reid
William E. Ruse
COMMERCIAL BANCSHARES, INC.
EXECUTIVE OFFICERS
Philip W. Kinley, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President, Secretary
Scott A. Oboy, Senior Vice President, Chief Financial Officer
COMMERCIAL SAVINGS BANK OFFICERS
EXECUTIVE OFFICERS
Philip W. Kinley, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President
Susan E. Brown, Senior Vice President, Chief Retail Banking Officer
Scott A. Oboy, Senior Vice President, Chief Financial Officer
Shawn Keller, Senior Vice President, Chief Lending Officer
Mark Udin, Senior Vice President, Chief Operations Officer
ADVANTAGE FINANCE, INC.
EXECUTIVE OFFICER
Tracy L. Morgan, President and Chief Executive Officer
TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT
The Commercial Savings Bank
118 South Sandusky Avenue
P.O. Box 90
Upper Sandusky, Ohio 43351
(419) 294-5781
E-Mail: David.Browne@csbanking.com
Mr. David J. Browne, Esq., Staff Counsel
ANNUAL MEETING
The annual shareholders’ meeting will be held Wednesday, April 12, 2006 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

43.

COMMERCIAL BANCSHARES, INC.
BOARD OF DIRECTORS

Richard Sheaffer — Chairman (1)	President, R. A. Sheaffer, Inc. Morral, Ohio

Philip W. Kinley (2)	President and CEO, Commercial Bancshares, Inc. and the Commercial Savings Bank, Secretary & Treasurer, Beck Title Upper Sandusky, Ohio

Daniel E. Berg (1) (2)	Director of Operations, Tower Automotive

J. William Bremyer (1)	Doctor of Podiatry, Tiffin, Ohio

Lynn R. Child (1) (2)	CEO, Aardvark, Inc. and CentraComm Communications, LLC, Findlay, Ohio

Mark Dillon (1)	President and CEO, Fairborn U.S.A., Inc. Upper Sandusky, Ohio

Edwin G. Emerson (1)	Partner, Shumaker, Loop & Kendrick, LLP Toledo, Ohio

Hazel Franks (1) (2)	Retired, Trucking Firm Owner Upper Sandusky, Ohio

Deborah J. Grafmiller (1) (2)	President, Bill Gillen Realty, Inc. Co-owner, Certified Appraisal Service Co-owner/Operating Manager, Gillen-Grafmiller Realty, LLC Upper Sandusky, Ohio

Michael A. Mastro (1)	President, TLM Management, Inc. Owner/Operator, Buffalo Wild Wings Marion, Ohio and Findlay, Ohio

Tracy L. Morgan (2)	President and CEO, Advantage Finance, Inc. Marion, Ohio

Kurt D. Kimmel (1) (2)	President/Co-owner, Kimmel Cleaners Upper Sandusky, Ohio

Michael A. Shope (1)	Retired CFO, Walbro Corporation Norwalk, Ohio

Douglas C. Smith (1)	Retired Senior Executive, Baja Marine Corporation Bucyrus, Ohio

(1)	Directors of Commercial Bancshares, Inc. and The Commercial Savings Bank

(2)	Directors of Advantage Finance, Inc.

44.