Form 10-K, Exhibit 13
period 2006-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2007-03-29
CIK 1009976

EXHIBIT 13
COMMERCIAL BANCSHARES, INC.
Upper Sandusky, Ohio
ANNUAL REPORT
December 31, 2006
CONTENTS

President’s Letter	1

Comparative Summary of Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	19

Consolidated Financial Statements	20

Notes to Consolidated Financial Statements	25

Shareholder Information	39

Performance Graph	40

Officers	41

Board of Directors	42

i.

December 31, 2006
Dear Shareholders:
In the following pages we are pleased to present the 2006 Annual Report of Commercial Bancshares, Inc. I submit to you the following summary of this past year as well as looking forward to 2007.
Total assets decreased 9.8%, from $303,447,000 in 2005 to $273,692,000 in 2006. Total loans decreased 14.6% in 2006 as we experienced a runoff of over $9 million in the former Advantage Finance portfolio. This portfolio was incorporated into the Bank’s indirect lending department during the second quarter of 2006. The remainder of the decrease in loans was primarily seen in commercial and agricultural. Total deposits increased $1,159,000 in 2006.
Net income increased $113,000, or 6.8% from 2005 to 2006. While this increase may appear modest we are pleased given the many challenges encountered in 2006. We continue to see pressure on our net interest margin in the competitive markets in which we serve. Audit and professional fees continue to escalate in the regulatory environment that is associated with the banking industry. 2006 was also a year of transitioning our core data processing to an in-house system located in our new operations center in Upper Sandusky. The final piece of this transition was completed in the fall of 2006 and we look forward to enhanced products and services as we move into 2007 and beyond. We continue to strive to offer the highest degree of customer service with state of the art products in the markets we serve.
The foundation has been laid for our company to grow. Over the past few years we have closed branches to enhance efficiencies as well as consolidating the operations of our former affiliate, Advantage Finance, to focus indirect lending in the markets we serve. We have streamlined our data processing with the aforementioned operations center. All this has been accomplished to position our company to grow in the most efficient and profitable manner possible to provide the best possible return to you, our shareholders. 2007 is our targeted year to experience high quality loan growth and the associated deposits as well. We are optimistic this can be accomplished in the dynamic markets we serve.
The banking environment holds many challenges but we believe we have laid the groundwork to profitably grow in 2007 and beyond. We are committed to increasing the value of your investment. Thank you for your continued support.
Sincerely,
Philip W. Kinley,
President and Chief Executive Officer

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

	2006	2005	2004	2003	2002
YEAR END BALANCES
Total assets	$273,692	$303,447	$296,650	$272,840	$256,801

Total securities	51,773	56,931	59,883	48,491	39,668

Loans, net	192,407	224,926	211,690	203,771	199,974

Total deposits	249,665	248,506	249,174	238,751	222,808

Total borrowed funds	—	32,970	24,600	11,500	11,850

Total shareholders’ equity	22,447	21,525	21,786	21,155	20,778

Book value per outstanding share	19.50	18.55	18.58	18.21	17.85

Shares outstanding	1,151,335	1,160,338	1,172,782	1,161,952	1,163,704

RESULTS OF OPERATIONS
Interest income	$19,150	$18,045	$16,600	$16,128	$16,612
Interest expense	8,488	6,303	5,207	5,581	6,343

Net interest income	10,662	11,742	11,393	10,547	10,269
Provision for loan loss	(435)	(1,355)	(1,486)	(1,972)	(1,155)
Other income	2,443	2,487	2,473	2,685	3,071
Salaries and employee benefits	(5,308)	(5,339)	(5,180)	(4,951)	(4,505)
Other expenses	(5,092)	(5,424)	(5,237)	(4,914)	(5,080)

Income before income taxes	2,270	2,111	1,963	1,395	2,600
Applicable income taxes	(490)	(444)	(439)	(122)	(640)

Net income	$1,780	$1,667	$1,524	$1,273	$1,960

PER SHARE DATA
Net income
Basic	$1.54	$1.43	$1.30	$1.10	$1.69

Diluted	$1.54	$1.43	$1.29	$1.09	$1.69

Cash dividend paid	$0.76	$0.76	$0.76	$0.76	$0.76

FINANCIAL RATIOS
Return on average total assets	0.61%	0.57%	0.55%	0.48%	0.79%
Return on average shareholders’ equity	8.09%	7.63%	7.04%	5.93%	9.79%
Average shareholders’ equity to average total assets	7.56%	7.43%	7.75%	8.10%	8.11%

Dividend payout	49.40%	53.14%	58.71%	69.10%	44.99%

2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
The following discussion focuses on the consolidated financial condition of Commercial Bancshares, Inc. at December 31, 2006, compared to December 31, 2005, and the consolidated results of operations for the year ending December 31, 2006 compared to the same period in 2005 as well as discussions relating to operations from December 31, 2005 compared to the same period in 2004. The purpose of this discussion is to provide the reader with a more thorough understanding of the consolidated financial statements and related footnotes.
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
The following discussion includes three tables detailing the dollar and percent changes in ending and average balances for the analysis of the “Financial Condition” section as well as the quarterly and year-to-date changes in income and expense items under “Results of Operations.” These tables serve as a reference to all changes in balances and net income presented elsewhere throughout this report. The reader should be able to get a clearer picture of the Corporation’s overall performance when coupled with the existing yield analysis tables.
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

3.

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
RESULTS OF OPERATIONS
The Company generated net income of $1,780,000 during 2006, an increase of 6.8% from net income of $1,667,000 reported in 2005. Net income was up 9.4% in 2005. Diluted per share earnings was $1.54 for 2006, an increase of 7.7% over the $1.43 from 2005. Diluted per share earnings at year-end 2005 increased 10.9% from the $1.29 reported for fiscal 2004. The increase in net income and earnings per share for 2006 was primarily due to the decrease in the year-to-date provision for loan losses of $920,000 and the overall reduction in operating expenses of $363,000.
Average assets for the year decreased 1.1% from 2005 resulting in total assets at year-end of $273,692,000. The Corporation’s return on average assets increased to 0.61% for 2006, compared to 0.57% in 2005 and 0.55% in 2004. Return on average shareholders’ equity was 8.1% for 2006 compared to 7.6% in 2005 and 7.0% in 2004.
Net Interest Income
The most significant component of the Company’s revenue, net interest income, results from managing the spread between interest income on earning assets, i.e., loans and investments, and interest expense incurred from interest-bearing liabilities, i.e., deposits and borrowings. Net interest income is affected by changes in both the average volume and mix of the balance sheet along with the level of interest rates these financial instruments carry. Changes in the mix and volume of earning assets and interest-bearing liabilities and their related yields and interest rates have a major impact on earnings. Management attempts to manage the repricing of assets and liabilities to achieve a stable level of net interest income and minimize the effect of significant changes in the market level of interest rates. Management is active in the pricing and promotion of loan and deposit products as well as closely monitoring securities classified as available for sale.
Interest income increased $1,105,000 or 6.1% by year-end 2006 compared to an increase of $1,445,000 or 8.7% at year-end 2005 from the previous year. Loans continue to be the major contributor to interest income and represent 94.2% of the increase realized during 2006. Looking at the table “Volume / Rate Analysis,” it is evident that this growth is a direct result of rate changes rather than volume as average gross loan balances for the year have decreased $5,169,000 or 2.4% from 2005. Other interest income increased $163,000 during 2006 compared to a $5,000 decrease in 2005. This growth is primarily due to increased average balances in the Bank’s short term investments of $2,949,000 yielding 5.1% during 2006 compared to a decrease of $2,314,000 in average balances during 2005.
Net interest income on a fully taxable equivalent basis decreased $1,078,000 or 8.9% compared to an increase of $235,000 or 2.0%, on a fully taxable equivalent basis at year-end 2005 from 2004. The decrease

4.

during 2006 was primarily attributable to the shift in the composition of the Bank’s deposit accounts whereby lower-cost savings and time deposits were transferred to higher-cost demand and money market accounts and larger time deposit accounts. Average demand and money market accounts increased 9.7% or $6,952,000 from 2005 and average balances in large time deposits grew $6,821,000 or 18.5% while savings and smaller time deposits decreased $14,228,000 or 12.2%. Total average interest-bearing deposits decreased $455,000 or 0.2% from 2005 compared to an average increase of $6,942,000 or 3.2% from the prior year. Average noninterest-bearing accounts remained nearly flat during 2006 compared to a small increase of $469,000 or 2.2% in 2005. This shift in deposit balances has impacted the Corporation’s net interest margin which decreased to 4.1% in 2006, from 4.4% reported for 2005 and 4.5% for 2004. Helping to alleviate the strain on the Corporation’s net interest margin was the elimination of borrowings held at Federal Home Loan Bank of $31,100,000 carrying an average rate of 4.9% at year-end 2005. With the final payoff occurring within the fourth quarter, the impact on net interest income has been minimal for 2006 but should contribute to net interest margin in 2007.

	CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIODS SHOWN
	Three Months Ended December 31				Twelve Months Ended December 31
	2006	2005	$ Chg	% Chg	2006	2005	$ Chg	% Chg
Interest and fees on loans	3,995	4,218	(223)	(5.29)	16,538	15,497	1,041	6.72
Taxable interest on securities	399	438	(39)	(8.90)	1,658	1,792	(134)	(7.48)
Tax-free interest on securities	190	188	2	1.06	758	723	35	4.84
Other interest income	86	15	71	473.33	196	33	163	493.94

Total interest income	4,670	4,859	(189)	(3.89)	19,150	18,045	1,105	6.12

Interest on deposits	2,067	1,515	552	36.44	7,448	5,343	2,105	39.40
Interest on borrowings	50	284	(234)	(82.39)	1,040	960	80	8.33

Total interest expense	2,117	1,799	318	17.68	8,488	6,303	2,185	34.67

Net interest income	2,553	3,060	(507)	(16.57)	10,662	11,742	(1,080)	(9.20)
Provision for loan losses	52	405	(353)	(87.16)	435	1,355	(920)	(67.90)

Net interest after PLL	2,501	2,655	(154)	(5.80)	10,227	10,387	(160)	(1.54)

Service and overdraft fees	392	468	(76)	(16.24)	1,541	1,859	(318)	(17.11)
Gains/(losses) on asset sales	(4)	(15)	11	(73.33)	(61)	(22)	(39)	177.27
Other income	193	130	63	48.46	963	650	313	48.15

Total other income	581	583	(2)	(0.34)	2,443	2,487	(44)	(1.77)

Salaries and employee benefits	1,214	1,439	(225)	(15.64)	5,308	5,339	(31)	(0.58)
Occupancy, furniture & equip	442	319	123	38.56	1,417	1,191	226	18.98
State taxes	91	100	(9)	(9.00)	404	427	(23)	(5.39)
Data processing	75	222	(147)	(66.22)	594	814	(220)	(27.03)
FDIC deposit insurance	17	17	0	0.00	68	70	(2)	(2.86)
Professional fees	169	162	7	4.32	436	396	40	10.10
Amortization of intangibles	4	4	0	0.00	17	137	(120)	(87.59)
Other operating expense	493	722	(229)	(31.72)	2,156	2,389	(233)	(9.75)

Total other expense	2,505	2,985	(480)	(16.08)	10,400	10,763	(363)	(3.37)

Income before taxes	577	253	324	128.06	2,270	2,111	159	7.53
Income taxes	132	25	107	428.00	490	444	46	10.36

Net income	445	228	217	95.18	1,780	1,667	113	6.78

5.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.
VOLUME / RATE ANALYSIS
(Dollars in thousands)

	2006 Compared to 2005			2005 Compared to 2004
	Increase / (Decrease)			Increase / (Decrease)
		Change	Change		Change	Change
	Total	due to	due to	Total	due to	due to
	Change	Volume	Rate	Change	Volume	Rate
Short-term investments	$163	$108	$55	$(6)	$(27)	$21
Securities
Taxable	(134)	(243)	109	533	447	86
Tax exempt (1)	37	30	7	(345)	(341)	(4)
Loans (2)	1,041	(367)	1,408	1,148	191	957

Total interest income	1,107	(472)	1,579	1,330	270	1,060

Deposits
Interest-bearing demand	1,349	97	1,252	196	(14)	210
Savings deposits	(14)	(9)	(5)	5	(3)	8
Time deposits	770	(155)	925	565	272	293
Borrowed funds	80	(133)	213	330	323	7

Total interest expense	2,185	(200)	2,385	1,096	578	518

Net interest income	$(1,078)	$(272)	$(806)	$234	$(308)	$542

For purposes of these tables, the changes in interest have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each category.

(1)	Tax exempt income is adjusted to a fully taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules.
(2)	Non-accrual loans are included for purposes of computing rate and volume effects although interest on these balances has been excluded.
Provision for Loan Losses
During 2006, the provision for loan losses charged to operations was $435,000, a decrease of $920,000 or 67.9% from 2005 compared to a decrease of $131,000 or 8.8% during 2005 from the previous year. Net charge-offs of $1,175,000 for 2006 increased 6.5% from net charge-offs of $1,103,000 during 2005 compared to a decrease of 25.8% between 2005 and 2004. The increase in net charge-offs is primarily due to charging-off $101,000 in real estate loans during 2006 while experiencing no activity in this portfolio the year before. During 2006, charge-offs in both commercial and consumer loans decreased $52,000 and $15,000 or 14.7% and 1.4% respectively. However recoveries for all loan types declined as well, ending the year with a ratio of net charge-offs to total average loans of 0.6%, a slight increase from 2005’s ratio of 0.5% but still an improvement over 2004’s ratio of 0.7%. Total non-performing loans as of December 31, 2006 totaled $2,267,000, an increase of 11.3% over non-performing loans of $2,036,000 at year-end 2005. Non-performing loans during 2005 increased 49.4% from the prior year.

6.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY
(Dollars in thousands)

	2006			2005			2004
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance (4)	Expense	Yield	Balance (4)	Expense	Yield	Balance (4)	Expense	Yield

Short-term investments	$3,852	$196	5.09%	$903	$33	3.65%	$3,217	$38	1.18%
Securities
Taxable (1)	36,492	1,658	4.54	42,212	1,792	4.25	31,157	1,259	4.04
Tax exempt (1)	17,917	1,094	6.11	17,429	1,057	6.06	23,039	1,402	6.09
Loans (2) (3)	208,074	16,538	7.95	213,118	15,497	7.27	203,951	14,349	7.04

Total earning assets	266,335	19,486	7.32%	273,662	18,379	6.72%	261,364	17,048	6.52%

Other assets	24,725			20,602			17,530

Total assets	$291,060			$294,264			$278,894

Deposits
Interest-bearing demand deposits	$78,335	2,346	2.99%	$71,383	997	1.40%	$72,619	801	1.10%
Savings deposits	17,060	51	0.30	19,633	65	0.33	20,568	59	0.29
Time deposits	128,973	5,051	3.92	133,807	4,281	3.20	124,694	3,717	2.98
Borrowed funds	21,158	1,040	4.92	24,566	960	3.91	16,236	630	3.88

Total interest- bearing liabilities	245,526	8,488	3.46%	249,389	6,303	2.53%	234,117	5,207	2.22%

Noninterest-bearing demand deposits	21,948			21,943			21,474
Other liabilities	1,575			1,066			1,676
Shareholders equity	22,011			21,866			21,627

Total liabilities and shareholders’ equity	$291,060			$294,264			$278,894

Net interest income		$10,998			$12,076			$11,841

As a percentage of earning assets:
Net interest income			4.13%			4.41%			4.53%

(1)	Securities include federal funds sold for purposes of this yield table. Average yields on all securities have been computed based on amortized cost. Income on tax exempt securities has been computed on a fully taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $336,000, $334,000 and $447,000 for 2006, 2005 and 2004 respectively.

(2)	Average balance is net of deferred loan fees of $94,000, $103,000, and $110,000 for 2006, 2005 and 2004 respectively, as well as $4,693,000, $5,252,000, and $3,858,000 of unearned income for the same years.

(3)	Average loan balances include non-accruing loans.

(4)	Average balances are computed on an average daily basis.
Non-Interest Income
The primary sources of noninterest income are service fees and overdraft charges generated from deposit accounts, ATM processing fees and commission-based income. Non-interest income earned during 2006 totaled $2,443,000, a decrease of $44,000 or 1.8% from that earned in 2005, compared to an increase of $14,000 or 0.6% between 2005 and 2004. The contributing factor to the decrease in non-interest income continues to be the declining overdraft and service charge fees. The sustained decline in non-interest income has been a concern of management’s and has undergone numerous reviews. After analyzing past performance of the overdraft protection program originally introduced in 2002, it was management’s decision to revisit the program and reintroduce a modified version in 2007. The purpose of this program is to offer another level of service by honoring checks that would otherwise be returned for insufficient funds thereby saving the customer multiple fees charged by venders to whom the checks were originally

7.

drawn. This program is currently in the testing phase but is scheduled for implementation during the first quarter of 2007. The net loss on sales of OREO and repossessed assets during 2006 further reduced other income by $61,000, resulting in a decrease of $39,000 from year-end 2005 compared to a decrease of $203,000 from 2005 and 2004. Helping to offset this decline is the gain on the sale of the Bank’s credit card portfolio during the first quarter of approximately $176,000 and the gain on the sale of the servicing of Freddie Mac loans of approximately $82,000 during the second quarter. Also helping to offset the decline in service fee income is increased commissions from mortgage loan originations and other related products which generated $338,500 in revenue during 2006, an increase of $59,200 or 10.8% from 2005. The Bank entered into an agreement with Countrywide, acting as their agent to originate loans in local markets on commission. This relationship also provides customers with a larger array of mortgage products while also allowing the Bank to realize increased revenues without supporting a sizable infrastructure to service the loans. Funding is provided by Countrywide at the loan closing which does not impact the liquidity position of the Bank.

	ENDING BALANCES AS OF THE DATE SHOWN
	12/31/06	12/31/05	$ Chg	% Chg	12/31/04	$ Chg	% Chg
Cash & fed funds	10,818	6,605	4,213	63.79	10,254	(3,649)	(35.59)
Securities AFS	51,773	56,931	(5,158)	(9.06)	59,883	(2,952)	(4.93)
Gross loans	194,422	227,681	(33,259)	(14.61)	214,193	13,488	6.30
Allowance for loan losses	(2,015)	(2,755)	740	(26.86)	(2,503)	(252)	10.07

Loans, net	192,407	224,926	(32,519)	(14.46)	211,690	13,236	6.25
Premises & equipment	9,502	6,385	3,117	48.82	6,321	64	1.01
Accrued interest receivable	1,329	1,440	(111)	(7.71)	1,036	404	39.00
Other assets	7,863	7,160	703	9.82	7,466	(306)	(4.10)

Total assets	273,692	303,447	(29,755)	(9.81)	296,650	6,797	2.29

Noninterest-bearing demand	22,064	27,659	(5,595)	(20.23)	26,882	777	2.89
Interest-bearing demand	86,160	72,695	13,465	18.52	72,599	96	0.13
Savings and time deposits	97,446	104,466	(7,020)	(6.72)	107,416	(2,950)	(2.75)
Time deposits of $100k	43,995	43,686	309	0.71	42,277	1,409	3.33

Total deposits	249,665	248,506	1,159	0.47	249,174	(668)	(0.27)
FHLB advances	0	31,100	(31,100)	0.00	24,600	6,500	26.42
Other borrowed funds	0	1,870	(1,870)	0.00	0	1,870	0.00
Accrued interest payable	398	330	68	20.61	303	27	8.91
Other liabilities	1,182	116	1,066	918.97	787	(671)	(85.26)

Total liabilities	251,245	281,922	(30,677)	(10.88)	274,864	7,058	2.57
Shareholders’ equity	22,447	21,525	922	4.28	21,786	(261)	(1.20)

Total liabilities & equity	273,692	303,447	(29,755)	(9.81)	296,650	6,797	2.29

Non-interest expense
Total non-interest expense of $10,400,000 during 2006 decreased $363,000 or 3.4% from year-end 2005 compared to an increase of $346,000 or 3.3% between 2005 and 2004. Most every area of the Bank’s operations contributed to the reduction of overhead expenses with the exception of increases in professional fees along with increases in occupancy, furniture and equipment expense.
Professional fees of $436,000 increased 10.1% or $40,000 during 2006 from $396,000 expense in 2005. This increase is primarily due to the utilization of consulting services for assistance on various projects. The increase in occupancy, furniture and equipment expense of $226,000 from year-end 2005 is a result of placing approximately $4,000,000 of new assets into service during the third quarter, giving rise to the

8.

19.0% increase in depreciation expense from year-end 2005. Other operating expense of $2,156,000 increased 9.8% from year-end 2005 compared to an increase of $88,000 or 3.8% between 2005 and 2004. This increase is primarily the result of additional software maintenance agreements at the time of conversion. The Bank also incurred additional expenses during the consolidation process of Advantage Finance’s operations into its indirect lending department. Partially offsetting the rising depreciation costs are the expected savings in data processing expenses at the Bank’s operations center.
Another reduction in operating expense stems from the fully amortized mortgage servicing rights. This expense is associated with the originating and selling of long-term, fixed-rate mortgages from prior years. The existing recognized value of these servicing rights has been steadily reduced through monthly amortizations of scheduled amounts, with accelerated amortization as loans were refinanced and completely removed from the books. Amortization of mortgage servicing rights totaled $120,000 in 2005, $240,000 in 2004. During the second quarter of 2006, the Company sold its Freddie Mac servicing rights with an approximate gain on the sale of $82,000.
Income Taxes
During 2006 the Corporation recorded income tax expense of $490,000. This compares to the expense of $444,000 in 2005, and $439,000 in 2004. Tax values reflect the relative size of current year profits. Tax values also reflect adjustments relating to the Bank’s investment in tax-exempt obligations from states and political subdivisions. Further analysis of income taxes is presented in Note 8 of the “Notes to Consolidated Financial Statements.”

	AVERAGE DAILY BALANCES FOR THE PERIODS SHOWN
	Three Months Ended December 31				Twelve Months Ended December 31
	2006	2005	$ Chg	% Chg	2006	2005	$ Chg	% Chg
Cash & fed funds	13,467	7,069	6,398	90.51	10,316	7,062	3,254	46.08
Securities AFS	53,039	57,872	(4,833)	(8.35)	54,409	59,641	(5,232)	(8.77)
Gross loans	195,570	220,931	(25,361)	(11.48)	210,525	215,694	(5,169)	(2.40)
Allowance for loan losses	(2,108)	(2,718)	610	(22.44)	(2,451)	(2,576)	125	(4.85)

Loans, net	193,462	218,213	(24,751)	(11.34)	208,074	213,118	(5,044)	(2.37)
Premises & equipment	9,501	6,242	3,259	52.21	8,342	6,213	2,129	34.27
Accrued interest receivable	1,531	1,563	(32)	(2.05)	1,579	1,469	110	7.49
Other assets	7,887	6,724	1,163	17.30	8,340	6,761	1,579	23.35

Total assets	278,887	297,683	(18,796)	(6.31)	291,060	294,264	(3,204)	(1.09)

Noninterest-bearing demand	22,489	22,607	(118)	(0.52)	21,948	21,943	5	0.02
Interest-bearing demand	85,584	73,636	11,948	16.23	78,335	71,383	6,952	9.74
Savings and time deposits	99,164	107,267	(8,103)	(7.55)	102,264	116,492	(14,228)	(12.21)
Time deposits of $100k	43,921	43,633	288	0.66	43,769	36,948	6,821	18.46

Total deposits	251,158	247,143	4,015	1.62	246,316	246,766	(450)	(0.18)
FHLB advances	3,533	27,477	(23,944)	(87.14)	21,050	23,921	(2,871)	(12.00)
Other borrowed funds	1	332	(331)	(99.70)	108	645	(537)	(83.26)
Accrued interest payable	451	389	62	15.94	428	358	70	19.55
Other liabilities	1,253	545	708	129.91	1,147	708	439	62.01

Total liabilities	256,396	275,886	(19,490)	(7.06)	269,049	272,398	(3,349)	(1.23)
Shareholders’ equity	22,491	21,797	694	3.18	22,011	21,866	145	0.66

Total liabilities & equity	278,887	297,683	(18,796)	(6.31)	291,060	294,264	(3,204)	(1.09)

9.

FINANCIAL CONDITION
During 2006, total average assets of $291,060,000 decreased $3,204,000 or 1.1% from total average assets of $294,264,000 reported at year-end 2005. During 2005, total average assets increased $15,370,000 or 5.5% from 2004. The decrease in average assets for the current year is nearly divided equally between the Bank’s loan portfolio and investment portfolio, both decreasing over $5,000,000 since year-end 2005. Offsetting this decrease is the increase in average cash balances and overnight investments of $3,254,000 or 46.1% and the increase of $2,129,000 in premises and equipment. Total average liabilities decreased $3,349,000 or 1.2% during 2006 compared to an increase of $15,131,000 or 5.9% between 2005 and 2004. During 2006, the Bank repaid $31,100,000 in FHLB advances with the majority of this transacting in the fourth quarter. The decreases in the loan and investment portfolios provided the necessary means for the Bank to completely pay down its borrowings thereby lessening the impact the decrease in earning assets would have on its net interest margin. Other movement in average liabilities had little impact on the total balances as they merely shifted from the savings and smaller time deposits to the interest-bearing demand deposits and larger time deposit accounts. Return on average assets during 2006 was .61%, a slight improvement over the return of .57% from 2005 and .55% from 2004. Return on average shareholders’ equity during 2006 was 8.1% compared to 7.6% in 2005 and 7.0% in 2004. During 2006, total assets decreased $29,755,000 or 9.8% from year-end 2005 compared to an increase of $6,797,000 or 2.3% from the prior year.
Loans
Year-end loans (in thousands) were as follows:

	2006	2005	2004	2003	2002
Commercial loans	$136,230	$154,267	$140,348	$129,171	$115,813
Real estate loans — residential	9,117	10,907	10,959	12,323	20,177
Consumer and credit card loans	12,440	15,255	21,449	32,810	45,468
Home equity loans	17,551	18,982	18,331	13,445	9,631
Consumer finance loans	19,084	28,270	23,106	18,525	10,976

Total loans	$194,422	$227,681	$214,193	$206,274	$202,065

The Bank’s total loan portfolio decreased $33,259,000 or 14.6% from year-end 2005 compared to an increase of $13,488,000 or 6.3% from the previous year. A significant reduction was in loans previously held at Advantage Finance, Inc., with a decrease of $9,186,000 or 32.5% from year-end 2005. This decline was planned as the Company’s operations were incorporated into the Bank’s indirect lending department during the second quarter. Commercial loans have decreased $18,037,000 or 11.7% from year-end 2005 compared to an increase of $13,919,000 or 9.9% from the prior year.
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
The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2006.

One Year	One Through	Over
or Less	Five Years	Five Years
$19,853	$14,089	$102,288
Of the loans included above with maturities exceeding one year, $13,050,000 have fixed rates to maturity, while $103,327,000 have adjustable rates.

10.

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
Allowance for Loan Losses
The allowance for loan losses is maintained at a level considered adequate to cover probable loan losses to be incurred. Management prepares a written report analyzing the adequacy of the allowance for loan losses and the Board of Directors reviews this on a monthly basis. Each loan portfolio is evaluated independently, by type and by collateral, to identify probable incurred losses. Factors considered include historical and current losses and delinquencies, pertinent known economic conditions, specific knowledge of the circumstances of individual credits, industry sector changes, and estimated collateral values for known problem loans. Under this methodology, the sufficiency of the total allowance may vary depending on changes, if any, in the mix of the loan types and the increase or decrease in total loans. Management judgments as to the probability of loss and the amount of loss for individual loans and pools of loans are subjective and subject to change over time. Each type of loan category is assigned a specific loss-potential percentage, and when the mix of different loan types changes, the required value of the reserve is automatically adjusted.
The allowance for loan losses has undergone numerous reviews and changes over the last few years, with more and more weight being given to the customers’ ability to repay the loans regardless of eventual collateral coverage. Some of those relationships proved to be losses, as can be seen in the table below, while others did not result in any loss. During 2006, charge-offs increased $34,000 or 2.4% while recoveries decreased by almost the same amount, $38,000 or 11.3%. In 2005, charge-offs decreased 19.3% from the prior year while recoveries increased 12.7%. The loan loss reserve ended the year with a ratio of net charge-offs to average outstanding loans of .56%, slightly higher than 2005’s ratio of .51% but still an improvement over 2004’s ratio of .72%. However, the total of non-performing loans at the end of 2006 was $2,267,000, an increase of 11.3% from year-end 2005. Non-performing loans of $2,036,000 during 2005 increased 49.4% or $673,000 from year-end 2004. Management continues to monitor these loans closely. All loans charged off are subject to continuing review, and concerted efforts are made to maximize recovery.
The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31,

	2006	2005	2004	2003	2002
Balance at beginning of period	$2,755	$2,503	$2,503	$2,091	$1,743
Loans charged off:
Commercial	(302)	(354)	(642)	(693)	(319)
Real estate	(101)	—	(71)	(3)	—
Consumer	(1,071)	(1,086)	(1,072)	(971)	(619)

Total loans charged off	(1,474)	(1,440)	(1,785)	(1,667)	(938)

Recoveries of loans previously charged off:
Commercial	69	75	164	15	37
Real estate	13	—	—	—	2
Consumer	217	262	135	92	92

Total loan recoveries	299	337	299	107	131

Net loans charged off	(1,175)	(1,103)	(1,486)	(1,560)	(807)
Provision charged to operating expense	435	1,355	1,486	1,972	1,155

Balance at end of period	$2,015	$2,755	$2,503	$2,503	$2,091

Ratio of net charge-offs to average loans outstanding for period	0.56%	0.51%	0.72%	0.77%	0.41%

11.

The charge-offs in commercial loans tend to happen in larger dollar amounts than on the consumer loan side. Consumer loans will vary with the economic conditions concerning employment and productivity. Efforts are constantly at the forefront to collect on as many charged-off balances as possible. These efforts have paid off as we have realized substantial increases over the past three years while keeping those costs associated with bad debt collection to a minimum.
Before loans are charged off, they typically go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30, 60, 90 days at a time. These accounts are then put on a list of loans to “watch” as they continue to under-perform according to original terms. Repeat offenders are moved to non-accrual status when their delinquencies have been frequent or sustained enough to assume that normal payments may never be reestablished. This prevents the Corporation from recognizing income it may never collect and may create small negative spikes in earnings as any accrued interest already on the books is reversed from prior earning estimates. Large loans may go through years of court delays which can create spikes in the amount of non-performing loans, as shown in the table below. Nonaccrual loans at the end of 2006 increased $72,000 or 3.8% from those at year-end 2005, compared to an increase of 49.0% or $629,000 between 2005 and 2004. A significant portion of the increase during 2005 was due to three loans with substantial balances.
Loans are placed on non-accrual status when management believes the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged off.
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
The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.

		Percentage of		Percentage of		Percentage of		Percentage of		Percentage of
		Loans in Each		Loans in Each		Loans in Each		Loans in Each		Loans in Each
		Category to		Category to		Category to		Category to		Category to
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
	December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002
Commercial	$1,112	69%	$1,269	68%	$1,268	65%	$1,391	63%	$885	57%
Real estate	177	14	195	13	148	14	121	12	116	15
Consumer	726	17	1,291	19	1,087	21	991	25	1,090	28
Unallocated	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a

Total	$2,015	100%	$2,755	100%	$2,503	100%	$2,503	100%	$2,091	100%
Commercial loans and commercial real estate loans that are classified as substandard or doubtful are subject to review through the internal loan review process. Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis. Such loans include residential first mortgage, home equity, automobile, and credit card loans.

12.

The following schedule summarizes impaired and non-performing loans (in thousands) as of December 31,

	2006	2005	2004	2003	2002

Impaired loans	$1,984	$1,912	$1,283	$2,462	$3,352

Loans accounted for on a non-accrual basis (includes substantially all impaired loans)	$1,984	$1,912	$1,283	$2,377	$3,865
Accruing loans which are contractually past due 90 days or more as to interest or principal payments	283	124	80	83	46
Loans that are “troubled debt restructurings” as defined in Statement of Financial Accounting Standard No. 15 (exclusive of loans listed above)	—	—	—	—	—

Total non-performing loans	$2,267	$2,036	$1,363	$2,460	$3,911

Non-performing loans to Allowance for losses	1.13	0.74	0.54	0.98	1.87
As of December 31, 2006, there are no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.
Another factor associated with asset quality is Other Real Estate Owned (“OREO”). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. As of December 31, 2006 there are no properties held in OREO. The remaining property with a carrying value of $27,000 from year-end 2005 was sold during the first quarter in 2006.
Securities
The Corporation’s securities portfolio has been structured in such a way as to maintain a prudent level of liquidity while also providing an acceptable rate of return. The balance of total securities decreased $5,158,000 or 9.1% during 2006 compared to a decrease of $2,952,000 or 4.9% during 2005 from the prior year. The decrease is primarily in mortgage-backed securities and is a result of the rapid repayment of principal compared to other types of investment securities where repayment is based on the maturity or call date. All securities are classified as available for sale and are carried at fair value. While the Company’s focus is to generate interest revenue primarily through loan growth, management continues to monitor its investment portfolio, investing excess funds as required to increase yields and provide pledgeable collateral for possible borrowings. As of December 31, 2006, there are no concentrations of securities of any one issuer, other than the U.S. Government and Government Agencies, whose carrying value exceeds 10% of shareholders’ equity.
Summarized below is the carrying value of securities available for sale (in thousands) as of December 31,

	2006	2005	2004
U.S. Treasury and U.S. Government Agency securities	$8,383	$9,287	$8,472
Obligations of states and political subdivisions	18,469	18,072	18,098
Corporate bonds	—	—	—
Mortgage-backed securities	22,750	27,522	31,359
Equity investments	2,171	2,050	1,954

	$51,773	$56,931	$59,883

13.

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) by category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2006:

			Maturing		Maturing
	Maturing in		After One		After Five		Maturing
	One Year		Year Through		Years Through		After
	or Less		Five Years		Ten Years		Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and U.S. Government Agency securities	$7,424	4.80%	$959	3.18%	$—	0.00%	$—	0.00%
Obligations of states and political subdivisions	1,128	4.57%	5,674	4.51%	9,570	4.00%	2,097	4.34%
Mortgage-backed securities	45	4.48%	—	0.00%	1,768	3.68%	20,937	4.55%

Total	$8,597	4.77%	$6,633	4.32%	$11,338	3.95%	$23,034	4.53%

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
Deposits
Total deposits grew to $249,665,000, an increase of $1,159,000 or 0.5% from year-end 2005 compared to a decrease of $668,000 or 0.3% between 2005 and 2004. However, average deposits decreased $450,000 or 0.2% during 2006 compared to an average increase of $7,412,000 or 3.1% in 2005 from average deposits at year-end 2004. The composition of the Bank’s deposit mix experienced a noticeable shift as average balances transferred from lower-paying interest accounts such as savings and small time deposits to those that afforded higher rates, such as money markets, premium checking accounts and large balance time deposits. The effect of this shift can be seen in the average yield on interest-bearing deposits which increased to 3.32% in 2006, from 2.38% in 2005.
The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2006:

Three months or less	$7,589
Over three months through six months	10,575
Over six months through twelve months	11,536
Over twelve months	14,295

Total	$43,995

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31,

	2006		2005		2004
	Average	Average	Average	Average	Average	Average
	Amount	Rate	Amount	Rate	Amount	Rate
Interest-bearing demand deposits	$78,335	2.99%	$71,383	1.40%	$72,619	1.10%
Savings deposits	17,060	0.30	19,633	0.33	20,568	0.29
Time deposits	128,973	3.92	133,807	3.20	124,694	2.98
Demand deposits (noninterest-bearing)	21,948		21,943		21,474

Total	$246,316		$246,766		$239,355

14.

Other Assets
Other assets totaled $7,863,000 at year-end 2006, an increase of $703,000 or 9.8% from other assets of $7,160,000 at year-end 2005 compared to a decrease of $306,000 or 4.1% between 2005 and 2004. The increase in other assets is due in part to the increased value of the Bank-owned life insurance used to fund future deferred compensation along with increases in various prepaid expense accounts.
CAPITAL RESOURCES
Total shareholders’ equity at year-end 2006 was $22,447,000, an increase of $922,000 or 4.3% compared to a decrease of $261,000 or 1.2% between 2005 and 2004. The increased value during 2006 is due in part to an increase in the fair value adjustment of securities held by the Bank. While the Corporation earned $1,780,000 in 2006, $879,000 was paid out as dividends and another $259,000 was used to repurchase treasury shares. The dividend was maintained and represents a payout out of 49.4%.
Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. As of December 31, 2006, risk-based capital regulations require all banks to have a minimum total risk-based capital ratio of 8.0%, with half of the capital composed of core capital. Minimum leverage ratios range from 3.0% to 5.0% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution’s balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution’s Tier 1 capital with certain limitations in meeting the total risk-based capital requirements. At December 31, 2006, the Bank’s total risk-based capital ratio and leverage ratio were 11.0% and 7.4%, thus exceeding the minimum regulatory requirements. At December 31, 2005, the ratios were 10.1% and 7.3%. The Corporation has similar capital requirements on a consolidated basis as described in Note 12 of the consolidated financial statements. The change in Tier 2 percentage reflects the Bank’s concentration shifting to commercial and consumer loans rather than the long-term consumer real estate loans, which carry a lower assessed risk estimate. At this time, management does not anticipate a need for additional capital. Daily transactions provide sufficient working capital to run the Corporation. There are sufficient un-issued shares available should any opportunities for acquisition arise.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Corporation has certain obligations and commitments to make future payments under contract. At December 31, 2006 , the aggregate contractual obligations and commitments are:
Contractual obligations

	Payments Due by Period
		Less Than	1-3	3-5	After
(in thousands)	Total	One Year	Years	Years	5 Years
Time deposits and certificates of deposit	$125,164	$82,568	$37,335	$4,358	$903
Borrowed funds	—	—	—	—	—

Total	$125,164	$82,568	$37,335	$4,358	$903

Other commitments

	Amount of Commitment — Expiration by Period
		Less Than	1-3	3-5	After
(in thousands)	Total	One Year	Years	Years	5 Years
Commitments to extend commercial credit	$12,757	$8,475	$1,211	$—	$3,071
Commitments to extend consumer credit	11,655	373	1,255	132	9,895
Standby letters of credit	2,156	2,156	—	—	—

Total	$26,568	$11,004	$2,466	$132	$12,966

15.

Items listed under “Contractual obligations” represent standard bank financing activity under normal terms and practices. Such funds normally roll-over or are replaced by like items depending on then-current financing needs. Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source’s failure to provide sufficient financing, the bank would be called upon to fill the need. The bank is also continually engaged in the process of approving new loans in a bidding competition with other banks. Terms of possible new loans are approved by management and Board committees, with caveats and possible counter terms made to the applicant customers. Those customers may accept those terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered, and would be required to be funded if accepted. Such agreements represent approximately $3,191,000 at year-end 2006, in varying maturity terms.
LIQUIDITY
Liquidity refers to the Corporation’s ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses and meet other obligations. Primary sources of liquidity are cash and cash equivalents, which totaled $10,818,000 at year-end 2006 compared to $6,605,000 at year-end 2005. Net income, securities available for sale, the repayments and maturities of investments and loans serve to increase liquidity. Other sources of liquidity that could be used to help ensure funds are available when needed include, but are not limited to, the purchase of federal funds, sale of securities, obtaining advances from FHLB, adjustments of interest rates to attract deposits, and borrowing at the Federal Reserve discount window.
Liquidity is monitored and closely managed by the Asset-Liability Management Committee (ALCO). Many ratios are reviewed, one of which is the loans to asset ratio. Lower ratios indicate greater liquidity. As of December 31, 2006, the ratio of loans to assets was 71.0% compared to 75.0% at year-end 2005. Net cash flows from investing activities generated funds of $33,674,000 in 2006, primarily from loan repayments of $31,637,000 along with $5,906,000 in repayments from securities available for sale. These funds were used to settle FHLB advances of $31,100,000, outstanding at year-end 2005. Management believes that its sources and levels of liquidity are adequate to meet the needs of the Corporation.
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

16.

rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income.
Management monitors its gap position in order to maintain earnings at an acceptable level. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates on some of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have primarily fixed rates of interest, except for home equity loans. At year-end 2006, as well as year-end 2005, the Corporation’s gap position was negative as more deposits were set to re-price in the coming year than assets.
Principal/Notional Amount with expected Maturities in:
(Dollars in thousands)
For the Year Ended December 31, 2006:

								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value
Rate-sensitive assets:
Fixed interest rate loans	$5,425	$6,137	$10,281	$9,862	$9,192	$10,824	$51,721	$51,817
Average interest rate	10.21%	9.37%	9.89%	10.09%	8.69%	8.41%	9.38%

Variable interest rate loans	$16,339	$1,799	$5,035	$1,249	$946	$117,333	$142,701	$142,970
Average interest rate	9.19%	9.05%	7.20%	10.33%	8.00%	7.37%	7.60%

Fixed interest rate securities	$8,597	$16	$1,686	$2,371	$2,561	$23,779	$39,010	$39,010
Average interest rate	4.77%	3.36%	3.47%	5.10%	4.16%	4.26%	4.38%

Variable interest rate securities	$—	$—	$—	$—	$—	$12,763	$12,763	$12,763
Average interest rate						4.72%	4.72%

Rate-sensitive liabilities:
Non-interest-bearing deposits	$5,516	$4,412	$3,309	$2,759	$2,759	$3,309	$22,064	$22,064

Int-bearing demand deposits	$18,620	$18,620	$18,620	$18,620	$18,620	$9,337	$102,437	$102,437
Average interest rate	2.51%	2.51%	2.51%	2.51%	2.51%	2.51%	2.51%

Interest-bearing time deposits	$82,568	$30,930	$6,404	$3,451	$908	$903	$125,164	$125,041
Average interest rate	4.22%	4.30%	4.36%	4.47%	4.69%	3.66%	4.25%

Fixed interest rate borrowings	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

Variable interest rate borrowings	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

For the Year Ended December 31, 2005:

								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
Rate-sensitive assets:
Fixed interest rate loans	$5,201	$5,743	$10,379	$14,019	$10,871	$14,309	$60,522	$59,783
Average interest rate	8.40%	10.04%	9.86%	10.21%	9.94%	8.51%	9.53%

Variable interest rate loans	$23,468	$2,663	$2,581	$5,750	$2,625	$130,072	$167,159	$165,118
Average interest rate	7.56%	7.05%	6.93%	6.98%	7.15%	6.65%	6.81%

Fixed interest rate securities	$72	$—	$16	$966	$990	$39,237	$41,281	$41,281
Average interest rate	4.68%		3.40%	3.19%	3.01%	4.32%	4.26%

Variable interest rate securities	$—	$—	$—	$—	$—	$15,650	$15,650	$15,650
Average interest rate						4.68%	4.68%

Rate-sensitive liabilities:
Non-interest-bearing deposits	$6,914	$5,531	$4,149	$3,458	$3,458	$4,149	$27,659	$27,659

Int-bearing demand deposits	$16,466	$16,466	$16,466	$16,466	$16,466	$8,258	$90,588	$90,588
Average interest rate	1.19%	1.19%	1.19%	1.19%	1.19%	1.19%	1.19%

Interest-bearing time deposits	$64,926	$38,301	$19,686	$3,864	$2,295	$1,186	$130,258	$129,766
Average interest rate	3.10%	3.78%	4.04%	3.85%	4.23%	4.26%	3.48%

Fixed interest rate borrowings	$3,000	$—	$11,500	$—	$—	$—	$14,500	$14,468
Average interest rate	3.01%		4.60%				4.27%

Variable interest rate borrowings	$18,470	$—	$—	$—	$—	$—	$18,470	$18,434
Average interest rate	4.36%						4.36%

17.

The tables above provide information about the Corporation’s financial instruments, used for purposes other than trading, which are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For core deposits (demand, interest-bearing checking, savings and money market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation’s historical experience, management’s judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors, and does not represent when the rates on these items may be changed. Weighted-average variable rates are based upon rates existing at the reporting date.
FAIR VALUE OF FINANCIAL INSTRUMENTS
At December 31, 2006, the estimated fair value of the Corporation’s financial assets was $365,000 greater than the carrying value compared to $2,780,000 below carrying value at year-end 2005. Interest-bearing time deposits had a loss of $123,000 and $492,000 for the same periods, resulting in a net market gain of $488,000 at year-end 2006 and a net market loss of $2,288,000 at year-end 2005. Further information relating to the Corporation’s estimated fair value of its financial instruments is disclosed in Note 14 of the Consolidated Financial Statements.
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

18.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio
We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Plante & Moran, PLLC
Auburn Hills, Michigan
March 9, 2007

19.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollars in thousands)

	2006	2005
ASSETS
Cash and cash equivalents	$5,650	$6,605
Federal funds sold	5,168	—

Cash equivalents and federal funds sold	10,818	6,605

Securities available for sale	51,773	56,931
Total loans	194,422	227,681
Allowance for loan loss	(2,015)	(2,755)

Loans, net	192,407	224,926
Premises and equipment, net	9,502	6,385
Accrued interest receivable	1,329	1,440
Other assets	7,863	7,160

Total assets	$273,692	$303,447

LIABILITIES
Deposits
Noninterest-bearing demand	$22,064	$27,659
Interest-bearing demand	86,160	72,695
Savings and time deposits	97,446	104,466
Time deposits $100,000 and greater	43,995	43,686

Total deposits	249,665	248,506
FHLB advances	—	31,100
Federal funds purchased	—	1,870
Accrued interest payable	398	330
Other liabilities	1,182	116

Total liabilities	251,245	281,922

SHAREHOLDERS’ EQUITY
Common stock, no par value, 4,000,000 shares authorized, 1,178,938 shares issued in 2006 and 2005	11,213	11,159
Retained earnings	12,886	11,985
Deferred compensation plan shares, 18,964 shares in 2006, 17,086 shares in 2005	(475)	(424)
Treasury stock, 27,603 shares in 2006, 18,600 shares in 2005	(756)	(497)
Accumulated other comprehensive income (loss)	(421)	(698)

Total shareholders’ equity	22,447	21,525

Total liabilities and shareholders’ equity	$273,692	$303,447

See accompanying notes to consolidated financial statements.

20.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share data)

	2006	2005	2004
Interest and dividend income
Interest and fees on loans	$16,538	$15,497	$14,349
Interest on securities:
Taxable	1,658	1,792	1,259
Nontaxable	758	723	954
Other	196	33	38

Total interest income	19,150	18,045	16,600

Interest expense
Interest on deposits	7,448	5,343	4,577
Interest on borrowings	1,040	960	630

Total interest expense	8,488	6,303	5,207

Net interest income	10,662	11,742	11,393

Provision for loan loss	435	1,355	1,486

Net interest income after provision for loan loss	10,227	10,387	9,907

Noninterest income
Service fees and overdraft charges	1,541	1,859	1,940
Gains/(loss) on sale of securities, net	—	31	198
Gains/(loss) on sale of other assets, net	(61)	(53)	(17)
Other income	963	650	352

Total noninterest income	2,443	2,487	2,473

Noninterest expenses
Salaries and employee benefits	5,308	5,339	5,180
Occupancy, furniture and equipment	1,417	1,191	1,064
Data processing	594	814	805
State taxes	404	427	413
FDIC deposit insurance	68	70	68
Professional fees	436	396	329
Amortization of intangibles	17	137	257
Other operating expense	2,156	2,389	2,301

Total noninterest expense	10,400	10,763	10,417

Income before income taxes	2,270	2,111	1,963

Income tax expense	490	444	439

Net income	$1,780	$1,667	$1,524

Basic earnings per common share	$1.54	$1.43	$1.30

Diluted earnings per common share	$1.54	$1.43	$1.29

See accompanying notes to consolidated financial statements.

21.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

					Accumulated
			Additional		Other	Stock		Total
	Outstanding	Common	Paid-In	Retained	Comprehensive	Ownership	Treasury	Shareholders’
	Shares	Stock	Capital	Earnings	Income	Plan Shares	Stock	Equity

Balance at January 1, 2004	1,161,952	$10,414	$270	$10,607	$204	$(270)	$(70)	$21,155
Comprehensive income:
Net income		—	—	1,524	—	—	—	1,524
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect		—	—	—	(196)	—	—	(196)

Total comprehensive income								1,328
Cash dividends declared		—	—	(895)	—	—	—	(895)
Shares acquired for deferred compensation: 954 shares	—	—	108	—	—	(108)	—	—
Shares divested for deferred compensation: 755 shares	—	—	(18)	—	—	18	—	—
Purchase of treasury stock	(8,465)	—	—	—	—	—	(224)	(224)
Issuance of treasury stock under stock option plans	5,079	—	—	(30)	—	—	131	101
Issuance of treasury stock for deferred compensation plan	3,439	83	—	—	—	—	—	83
Issuance of stock under stock option plans	10,777	238	—	—	—	—	—	238

Balance at December 31, 2004	1,172,782	$10,735	$360	$11,206	$8	$(360)	$(163)	$21,786

Comprehensive income:
Net income		—	—	1,667	—	—	—	1,667
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect		—	—	—	(706)	—	—	(706)

Total comprehensive income								961
Cash dividends declared		—	—	(886)	—	—	—	(886)
Shares acquired for deferred compensation: 1,584 shares	—	—	42	—	—	(42)	—	—
Shares divested for deferred compensation: -0- shares	—	—	—	—	—	—	—	—
Purchase of treasury stock	(13,468)	—	—	—	—	—	(361)	(361)
Issuance of treasury stock under stock option plans	193	—	—	(2)	—	—	5	3
Issuance of treasury stock for deferred compensation plan	831	—	22	—	—	(22)	22	22

Balance at December 31, 2005	1,160,338	$10,735	$424	$11,985	$(698)	$(424)	$(497)	$21,525

See accompanying notes to consolidated financial statements.

22.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

					Accumulated
			Additional		Other	Stock		Total
	Outstanding	Common	Paid-In	Retained	Comprehensive	Ownership	Treasury	Shareholders’
	Shares	Stock	Capital	Earnings	Income	Plan Shares	Stock	Equity

Balance at January 1, 2006	1,160,338	$10,735	$424	$11,985	$(698)	$(424)	$(497)	$21,525

Comprehensive income:
Net income		—	—	1,780	—	—	—	1,780
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effect		—	—	—	277	—	—	277

Total comprehensive income								2,057
Cash dividends declared		—	—	(879)	—	—	—	(879)
Shares acquired for deferred compensation: 1,628 shares		—	44	—	—	(44)	—	—
Shares divested for deferred compensation: — 0 — shares	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	3	—	—	—	—	3
Purchase of treasury stock	(11,448)	—	—	—	—	—	(318)	(318)
Issuance of treasury stock under stock option plans	2,195	—	—	—	—	—	52	52
Issuance of treasury stock for deferred compensation plan	250	—	7	—	—	(7)	7	7

Balance at December 31, 2006	1,151,335	$10,735	$478	$12,886	$(421)	$(475)	$(756)	$22,447

See accompanying notes to consolidated financial statements.

23.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities
Net income	$1,780	$1,667	$1,524
Adjustments to reconcile net income to net cash from operating activities
Depreciation	910	680	598
Provisions for loan loss	435	1,355	1,486
Deferred income taxes	294	(195)	(1)
Gain on sale of securities	—	(31)	(198)
Gain on other real estate owned	61	53	17
Stock dividends on FHLB stock	(121)	(96)	(78)
Net amortization on securities	204	302	224
Amortization of intangible assets	17	137	257
Increased cash value of Bank-owned life insurance	(261)	(227)	(58)
Stock-based compensation	3	—	—
Changes in:
Interest receivable	111	(404)	107
Interest payable	68	27	(111)
Other assets and liabilities	(13)	573	(739)

Net cash from operating activities	3,488	3,841	3,028

Cash flows from investing activities
Securities available for sale
Purchases	(412)	(10,506)	(32,348)
Maturities and repayments	5,906	8,069	5,978
Sales	—	4,144	14,733
Net change in loans	31,637	(15,108)	(10,079)
Purchase of Bank-owned life insurance	—	(470)	(4,500)
Proceeds from sale of OREO and repossessed assets	599	647	557
Proceeds from sale of premises and equipment	136	19	—
Bank premises and equipment expenditures, net	(4,192)	(764)	(539)

Net cash from investing activities	33,674	(13,969)	(26,198)

Cash flows from financing activities
Net change in deposits	1,159	(669)	10,397
Proceeds from additional FHLB advances	8,000	15,000	13,100
Repayments of FHLB advances and federal funds	(40,970)	(6,630)	—
Cash dividends paid	(879)	(886)	(895)
Issuance of common stock	7	22	321
Purchase of treasury stock	(318)	(361)	(224)
Options exercised	52	3	101

Net cash from financing activities	(32,949)	6,479	22,800

Net change in cash equivalents and federal funds sold	4,213	(3,649)	(370)
Cash equivalents and federal funds sold at beginning of year	6,605	10,254	10,624

Cash equivalents and federal funds sold at end of year	$10,818	$6,605	$10,254

Supplemental disclosures:
Cash paid for interest	$8,421	$6,276	$5,318
Cash paid for income taxes	223	855	515
Non-cash transfer of loans to foreclosed/repossessed assets	503	532	674
See accompanying notes to consolidated financial statements.

24.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (the “Corporation”) and its wholly-owned subsidiaries, Commercial Financial and Insurance Agency, LTD (“Commercial Financial”) and The Commercial Savings Bank (the “Bank”). The Bank also owns a 49.9% interest in Beck Title Agency, Ltd. which is accounted for using the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation. As approved by the Board of Directors in January 2006, the operations of the Bank’s wholly-owned subsidiary, Advantage Finance, Inc., was consolidated into the Bank’s operations in June 2006.
Nature of Operations: Commercial Bancshares, Inc. is a financial holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion, Hancock, and Franklin counties. These market areas provide the source of substantially all of the Corporation’s deposit and loan activities, although some indirect loans were made to borrowers outside the Corporation’s immediate market area, through Advantage Finance. The Corporation’s primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.
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
Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs, less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the

25.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
uncollectibility of a loan balance is confirmed.
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
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
Stock Compensation: Employee compensation expense under stock option plans for 2004 and 2005 is reported using the intrinsic value method as estimated using a Black Scholes option pricing model. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123R, Accounting for Stock-Based Compensation (in thousands except per share data).

26.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Under the amended statement, SFAS No. 123R, Accounting for Stock-Based Compensation, compensation cost for the year ending December 31, 2006, for existing options vesting after the adoption date and options awarded during 2006 resulted in $3,000 of additional compensation expense.

	2006	2005	2004
Income as reported	$1,780	$1,667	$1,524
Deduct: Stock-based compensation expense	(3)
Determined under fair value based method	3	6	19

Pro forma net income	1,780	1,661	1,505

Pro forma earnings per share
Basic	$1.54	$1.43	$1.28
Diluted	1.54	1.42	1.28

Earnings per share as reported
Basic	$1.54	$1.43	$1.30
Diluted	1.54	1.43	1.29
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

27.

NOTE 2 — SECURITIES
The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income (loss) was as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2006
Obligations of U.S. Government and federal agencies	$8,383	$—	$(249)
Obligations of state and political subdivisions	18,469	332	(30)
Mortgage-backed securities	22,750	1	(692)

Total debt securities available for sale	49,602	333	(971)
Equity investments	2,171	—	—

Total securities available for sale	$51,773	$333	$(971)

2005
Obligations of U.S. Government and federal agencies	$9,287	$—	$(342)
Obligations of state and political subdivisions	18,072	279	(95)
Mortgage-backed securities	27,522	—	(900)

Total debt securities available for sale	54,881	279	(1,337)
Equity investments	2,050	—	—

Total securities available for sale	$56,931	$279	$(1,337)

Contractual maturities of securities (in thousands) at year-end 2006 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value

Due less than one year	$16
Due after one year through five years	2,200
Due after five years through ten years	12,058
Due after ten years	12,578
Mortgage-backed securities	22,750
Equity securities	2,171

$51,773

Sales of available for sale securities (in thousands) were as follows:

	2006	2005	2004
Proceeds	$—	$4,144	$14,733
Gross gains	—	42	249
Gross losses	—	11	51

28.

Proceeds from maturities, calls and repayments of principal were $5,906,000, $8,069,000, 5,978,000 in 2006, 2005 and 2004 respectively. At year-end 2006 and 2005 debt cash flow securities with a carrying value of $32,347,000 and $32,815,000, were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.
Information pertaining to securities with gross unrealized losses at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

(in thousands)	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value
Available for Sale Securities:
U.S. Government and Agency	$0	$0	$(249)	$8,383
State and political subdivisions	(3)	542	(27)	3,846
Mortgage-backed securities	0	0	(692)	21,649

Total Available for Sale	$(3)	$542	$(968)	$33,878

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
NOTE 3 — LOANS
Year-end loans (in thousands) were as follows:

	2006	2005
Commercial loans	$136,230	$154,267
Real estate loans — residential	8,152	10,291
Construction loans	965	616
Consumer and credit card loans	12,440	15,255
Home equity loans	17,551	18,982
Consumer finance loans	19,084	28,270

Total loans	$194,422	$227,681

29.

At December 31, 2006 and 2005, total loans included loans to farmers for agricultural purposes of approximately $20,276,000 and $22,995,000 respectively.
The loan balances are net of $73,000 and $103,000 of deferred origination fees for 2006 and 2005 respectively. The balances are also net of $3,496,000 and $5,252,000 of unearned income for 2006 and 2005 respectively, primarily from loans previously held at Advantage Finance.
Impaired loans (in thousands) were as follows:

	2006	2005
Year-end loans with no allocated allowance for loan losses	$1,843	$1,627
Year-end loans with allocated allowance for loan losses	424	285

Total	$2,267	$1,912

Amount of the allowance for loan losses allocated	$76	$9

	2006	2005	2004
Average of impaired loans during the year	$2,370	$1,452	$1,421
Income recognized on impaired loans	14	2	13
Cash-basis interest recognized on impaired loans	14	2	13
Non-performing loans (in thousands) were as follows:

	2006	2005

Loans past due over 90 days still on accrual	$283	$124
Nonaccrual loans	1,984	1,912
Non-performing loans includes substantially all impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans.
NOTE 4 — ALLOWANCE FOR LOAN LOSS
Activity in the allowance for loan loss (in thousands) was as follows:

	2006	2005	2004

Beginning balance	$2,755	$2,503	$2,503
Provision for loan loss	435	1,355	1,486
Loans charged off	(1,474)	(1,440)	(1,785)
Recoveries of loans previously charged off	299	337	299

Ending balance	$2,015	$2,755	$2,503

30.

NOTE 5 — PREMISES AND EQUIPMENT
Year-end premises and equipment (in thousands) were as follows:

	2006	2005

Land	$1,191	$1,220
Buildings	8,429	6,720
Furniture and equipment	4,754	3,456
Construction in process	—	254

Total	14,374	11,650
Accumulated depreciation	4,872	5,265

Premises and equipment, net	$9,502	$6,385

NOTE 6 — DEPOSITS
At year-end 2006, scheduled maturities of time deposits (in thousands) were as follows:

2007	$82,568
2008	31,299
2009	6,036
2010	3,451
2011	907
2012 and thereafter	903

$125,164

NOTE 7 — FHLB ADVANCES AND OTHER BORROWED FUNDS
FHLB advances (in thousands) consisted of the following at year-end:

	Current
	Interest
	Rate	2006	2005
FHLB quarterly variable advance, with monthly interest payments: matured August 2006	0.00%	—	2,000
FHLB fixed rate advance, with monthly interest payments: matured August 2006	0.00%	—	3,000
FHLB fixed rate advance, with monthly interest payments: called October 2006	0.00%	—	6,500
FHLB fixed rate advance, with monthly interest payments: called October 2006	0.00%	—	5,000
FHLB daily variable rate advance, with monthly interest payments	0.00%	—	14,600

Total FHLB advances		$—	$31,100

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank’s qualified mortgage loan and commercial and agricultural real estate loan portfolios. At December 31, 2006, the loans pledged for FHLB advances had a carrying value of $47,168,000.

31.

NOTE 8 — INCOME TAXES
The provision for income taxes (in thousands) consists of:

	2006	2005	2004

Current provision	$196	$639	$440
Deferred provision (benefit)	294	(195)	(1)

Total income tax expense	$490	$444	$439

Year-end deferred tax assets and liabilities (in thousands) consist of:

	2006	2005
Items giving rise to deferred tax assets
Allowance for loan losses in excess of tax reserve	$355	$604
Deferred compensation	141	197
Unrealized loss on securities available for sale	217	360
Other	30	2

Total	743	1,163

Items giving rise to deferred tax liabilities
Depreciation	(188)	(207)
Deferred loan fees and costs	(53)	(62)
FHLB stock dividend	(280)	(239)
Unrealized gain on securities available for sale	—	—
Prepaid expenses and other	(69)	(65)

Total	(590)	(573)

Net deferred tax benefit/(liability)	$153	$590

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	2006	2005	2004

Tax at statutory rates	$772	$717	$667
Increase (decrease) in tax resulting from:
Tax-exempt interest	(249)	(233)	(277)
Other	(33)	(40)	49

Total income tax expense	$490	$444	$439

At December 31, 2006 the Corporation had no reportable income tax expense relating to security gains. Income tax expense relating to net security gains totaled approximately $11,000 and $67,000 at year-end 2005 and 2004 respectively.

32.

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
A summary of the Corporation’s stock options activity and related information follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	34,849	$25.21	35,567	$25.13	66,961	$24.67
Granted	2,000	26.75	—	—	—	—
Exercised	(2,195)	23.64	(193)	17.57	(15,856)	21.36
Forfeited or expired	(2,835)	18.23	(525)	22.75	(15,538)	—

Outstanding at end of year	31,819	$26.04	34,849	$25.21	35,567	$25.13

Options exercisable at year-end	27,613		32,283		25,768

Weighted average fair value of options granted during the year	4.16		n/a		n/a

The value of options awarded in 2006 was based upon the Black Scholes model using a computed volatility factor of 11.96% over the previous five years, an average historical dividend rate of 3.03%, and a risk-free U.S. Treasury yield for the five-year term of 4.37%.
Options outstanding at year-end 2006 were as follows.

	Outstanding		Exercisable
		Weighted Average		Weighted
Range of		Remaining		Average
Exercise		Contractual		Exercise
Prices	Number	Life	Number	Price

$22 — $25	16,619	2.47 years	14,413	24.06
$28 — $30	15,200	2.92 years	13,200	28.64

Outstanding at year-end	31,819		27,613

33.

NOTE 10 — SALARY DEFERRAL — 401(k) PLAN
The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation). In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation’s matching and discretionary contributions were $88,000, $43,000 and $90,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
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
Standby letters of credit are conditional commitments to guarantee a customer’s performance to a third party.
The following is a summary of commitments to extend credit (in thousands) at year-end 2006 and 2005:

	2006	2005
Commitments to extend commercial credit	$12,757	$17,860
Commitments to extend consumer credit	11,655	11,374
Standby letters of credit	2,156	2,173

	$26,568	$31,407

	2006	2005
Fixed rate	$813	$366
Variable rate	25,755	31,041

	$26,568	$31,407

At year-end 2006, the fixed rate commitments had a range of rates from 4.00% to 25.00%, and a weighted average term to maturity of 9.7 months. At year-end 2005, the fixed rate commitments had a range of rates from 4.15% to 25.00%, and a weighted average term to maturity of 11.5 months.
At year-end 2006 and 2005, reserves of $25,000 were required as deposits with the Federal Reserve Bank or as cash on hand. These reserves do not earn interest.

34.

NOTE 12 — REGULATORY MATTERS
The Corporation and Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators regarding components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the Corporation’s financial statements.
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

	Capital to risk-weighted assets
			Tier 1 capital
	Total	Tier 1	to average assets
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%
At year-end 2006, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Corporation	$24,879	11.6%	$17,101	8.0%	$21,377	10.0%
Bank	$23,366	11.0%	$16,988	8.0%	$21,235	10.0%
Tier 1 capital (to risk weighted assets)
Corporation	$22,864	10.7%	$8,551	4.0%	$12,826	6.0%
Bank	$21,351	10.1%	$8,494	4.0%	$12,741	6.0%
Tier 1 capital (to average assets)
Corporation	$22,864	7.9%	$11,642	4.0%	$14,553	5.0%
Bank	$21,351	7.4%	$11,608	4.0%	$14,510	5.0%
At year-end 2005, actual capital levels (in thousands) and minimum required levels for the Corporation and the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Corporation	$24,958	10.3%	$19,429	8.0%	$24,286	10.0%
Bank	$24,524	10.1%	$19,429	8.0%	$24,286	10.0%
Tier 1 capital (to risk weighted assets)
Corporation	$22,202	9.1%	$9,715	4.0%	$14,572	6.0%
Bank	$21,768	9.0%	$9,715	4.0%	$14,572	6.0%
Tier 1 capital (to average assets)
Corporation	$22,202	7.5%	$11,891	4.0%	$14,863	5.0%
Bank	$21,768	7.3%	$11,891	4.0%	$14,863	5.0%

35.

Both the Bank and the Corporation were categorized as well capitalized at year-end 2006. Management believes that no events have occurred since the last regulatory determination that would change the capital category.
Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the Bank’s retained earnings. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. At year-end 2006, approximately $6,378,000 of the Bank’s retained earnings was available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation’s and Bank’s regulatory capital requirements.
NOTE 13 — RELATED PARTY TRANSACTIONS
Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2006 and 2005 respectively. A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

2006
Beginning balance	$3,024
New loans and advances	187
Change in status	(803)
Payments	(459)

Ending balance	$1,949

Deposit accounts of directors and executive officers of the Corporation totaled $373,000 and $340,000 at December 31, 2006 and 2005 respectively.
NOTE 14 — FAIR VALUES OF FINANCIAL INSTRUMENTS
The estimated year-end fair values of financial instruments (in thousands) were as follows:

	2006		2005
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets
Cash equivalents and federal funds sold	$10,818	$10,818	$6,605	$6,605
Securities available for sale	51,773	51,733	56,931	56,931
Loans, net of allowance for loan loss	192,407	192,772	224,926	222,146
Accrued interest receivable	1,329	1,329	1,440	1,440

Financial liabilities
Demand and savings deposits	$(124,501)	$(124,501)	$(118,247)	$(118,247)
Time deposits	(125,164)	(125,041)	(130,258)	(129,766)
Borrowed funds	—	—	(32,970)	(32,902)
Accrued interest payable	(398)	(398)	(330)	(330)
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

36.

using a discounted cash flow analysis using year-end market interest rates for the estimated life and credit risk. The estimated fair value of commitments is not material.
NOTE 15 — OTHER COMPREHENSIVE INCOME
Other comprehensive income components and related taxes (in thousands) were as follows.

	2006	2005	2004
Unrealized holding gains and losses on available-for-sale securities	$420	$(1,039)	$(98)
Less reclassification adjustments for gains and losses later recognized in income	—	31	198

Net unrealized gains and losses	420	(1,070)	(296)
Tax effect	143	(364)	(100)

Other comprehensive income	$277	$(706)	$(196)

NOTE 16 — EARNINGS PER SHARE
Weighted average shares used in determining basic and diluted earnings per share are as follows:

	2006	2005	2004

Weighted average shares outstanding during the year	1,157,192	1,165,853	1,175,669

Dilutive effect of stock options	1,983	2,716	2,818

Weighted average shares considering dilutive effect	1,159,175	1,168,569	1,178,487

At December 31, 2006, 2005 and 2004 there were 13,200, 13,200, and 13,200 respectively, stock options that were not considered in computing diluted earnings per share because they were anti-dilutive.
NOTE 17 — PARENT CORPORATION STATEMENTS
The following are condensed financial statements of Commercial Bancshares, Inc.:
CONDENSED BALANCE SHEETS
December 31, 2006 and 2005
(Dollars in thousands)

	2006	2005
ASSETS
Cash on deposit with subsidiary	$31	$130
Investment in common stock of subsidiaries	20,951	21,100
Other assets	1,465	295

Total assets	$22,447	$21,525

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities & shareholders’ equity	$22,447	$21,525

37.

NOTE 17 — PARENT CORPORATION STATEMENTS (continued)
CONDENSED STATEMENTS OF INCOME
Year ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
INCOME
Dividends from Bank subsidiary	$2,280	$886	$894
Other income	30	—	—

Total income	2,310	886	894

EXPENSES
Professional fees	79	32	70
Other	63	32	38

Total expenses	142	64	108

Tax (benefit)	(38)	(22)	(37)

Income before equity in undistributed earnings of subsidiaries	2,206	844	823
Equity in undistributed earnings of subsidiaries	-426	823	701

NET INCOME	$1,780	$1,667	$1,524

CONDENSED STATEMENTS OF CASH FLOW
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,780	$1,667	$1,524
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed earnings of subsidiaries	426	(823)	(701)
Other	(1,167)	42	42

Net cash from operating activities	1,039	886	865

CASH FLOWS FROM INVESTING ACTIVITIES
Capital infusion from/(to) subsidiary	—	273	(90)

Net cash from investing activities	—	273	(90)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock / options exercised	59	25	422
Treasury repurchase of common stock	(318)	(361)	(224)
Cash dividends paid	(879)	(886)	(895)

Net cash from financing activities	(1,138)	(1,222)	(697)

Net change in cash	(99)	(63)	78
Cash at beginning of period	130	193	115

Cash at end of period	$31	$130	$193

38.

NOTE 18 — QUARTERLY INFORMATION (Unaudited)
The following quarterly information (in thousands, except per share data) is provided for the three-month periods ending as follows:

2006	March 31,	June 30,	September 30,	December 31,
Total interest income	$4,805	$4,908	$4,766	$4,671
Total interest expense	1,988	2,160	2,223	2,117

Net interest income	$2,817	$2,748	$2,543	$2,554

Provision for loan losses	180	105	98	52
Net income (loss)	$515	$511	$309	$445
Basic earnings (loss) per common share	0.44	0.44	0.27	0.39
Diluted earnings (loss) per common share	0.44	0.44	0.27	0.39

2005	March 31,	June 30,	September 30,	December 31,
Total interest income	$4,184	$4,441	$4,560	$4,860
Total interest expense	1,420	1,485	1,599	1,799

Net interest income	$2,764	$2,956	$2,961	$3,061

Provision for loan losses	220	365	365	405
Net income (loss)	$431	$492	$516	$228
Basic earnings (loss) per common share	0.37	0.42	0.44	0.20
Diluted earnings (loss) per common share	0.37	0.42	0.44	0.20
SHAREHOLDER INFORMATION
The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

	Dividends
2006	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$26.00	$30.00
Three months ended June 30	0.19	26.70	30.00
Three months ended September 30	0.19	26.85	27.50
Three months ended December 31	0.19	26.00	28.00

	Dividends
2005	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$26.10	$27.00
Three months ended June 30	0.19	25.30	27.25
Three months ended September 30	0.19	26.25	27.25
Three months ended December 31	0.19	26.00	27.25
Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.
The Corporation has 1,151,335 outstanding shares of common stock held by approximately 1,671 shareholders as of December 31, 2006. The Corporation paid cash dividends March, June, September and December totaling $0.76 per share in 2006 and $0.76 per share in 2005.

39.

Performance Graph
The following graph compares the yearly percentage change and the cumulative total shareholder return on the Company’s stock during the five year period ended December 31, 2006 with the cumulative total return on the Russell 3000 index, and on two industry indices for banks of comparable size. The industry indices include the SNL $100M — $500M Over-The-Counter Bulletin Board (OTC-BB) and Pink Sheet Bank index, and the SNL $500M Bank index. The comparison assumes $100 was invested on January 1, 2002 in the Company’s shares and in each of the indicated indices and assumes reinvestment of dividends.

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Commercial Bancshares	$100.00	$115.59	$134.84	$140.47	$148.17	$153.85
Russell 3000	$100.00	$78.46	$102.83	$115.11	$122.16	$141.35
SNL $100M — $500M Pink Sheets	$100.00	$119.96	$162.94	$196.93	$218.70	$239.39
SNL Banks < $500M	$100.00	$128.07	$186.94	$215.79	$228.47	$240.02

40.

COMMERCIAL BANCSHARES, INC.
DIRECTORS EMERITUS
B. E. Beaston
David Crow
Hazel Franks
William T. Gillen
Frederick Reid
William E. Ruse
COMMERCIAL BANCSHARES, INC.
EXECUTIVE OFFICERS
Philip W. Kinley, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President, Secretary
Scott A. Oboy, Executive Vice President, Chief Financial Officer
COMMERCIAL SAVINGS BANK OFFICERS
EXECUTIVE OFFICERS
Philip W. Kinley, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President
Susan E. Brown, Senior Vice President, Chief Retail Banking Officer
Scott A. Oboy, Executive Vice President, Chief Financial Officer
Shawn Keller, Senior Vice President, Chief Lending Officer
Mark Udin, Senior Vice President, Chief Operations Officer
Ronald M. Wilson, Executive Vice President
TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT
Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
E-Mail: info@rtco.com
Website: www.rtco.com
ANNUAL MEETING
The annual shareholders’ meeting will be held Wednesday, April 11, 2007 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

41.

COMMERCIAL BANCSHARES, INC.
BOARD OF DIRECTORS

Richard Sheaffer — Chairman	President, R. A. Sheaffer, Inc.
Morral, Ohio

Daniel E. Berg	Director of Operations, Tower Automotive

J. William Bremyer	Foot and Ankle Surgery
Mercy Health Systems, Tiffin, Ohio

Lynn R. Child	CEO, Aardvark, Inc. and CentraComm
Communications, LLC, Findlay, Ohio

Mark Dillon	President and CEO, Fairborn U.S.A., Inc.
Upper Sandusky, Ohio

Edwin G. Emerson	Of Counsel, Shumaker, Loop & Kendrick, LLP
Toledo, Ohio

Deborah J. Grafmiller	President, Bill Gillen Realty, Inc.
Co-owner, Certified Appraisal Service
Co-owner/Operating Manager,
Gillen-Grafmiller Realty, LLC
Upper Sandusky, Ohio

Kurt D. Kimmel	President/Co-owner, Kimmel Cleaners
Upper Sandusky, Ohio

Stanley K. Kinnett	Division Vice President, Whirlpool Corporation
Marion, Ohio

Michael A. Mastro	President, TLM Management, Inc.
Owner/Operator, Buffalo Wild Wings
Marion, Ohio and Findlay, Ohio

Michael A. Shope	Retired CFO, Walbro Corporation
Norwalk, Ohio

Douglas C. Smith	President, Checkmate Marine, Inc.
Bucyrus, Ohio

42.