Form 10-K, Exhibit 13
period 2007-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2008-03-31
CIK 1009976

EXHIBIT 13
COMMERCIAL BANCSHARES, INC.
Upper Sandusky, Ohio
ANNUAL REPORT
December 31, 2007
CONTENTS

President’s Letter	1

Comparative Summary of Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	21

Consolidated Financial Statements	22

Notes to Consolidated Financial Statements	27

Shareholder Information	41

Performance Graph	42

Officers	43

Board of Directors	44

i.

December 31, 2007
Dear Shareholders:
As with many other banks, 2007 was a difficult year and Commercial Bancshares, Inc. was no exception. When I accepted the position on November 1, 2007, my initiative was to turn things around which I fully intend to do. To that end, the appropriate steps have been taken to put this plan in motion.
We have refined our strategic plan to focus on those individuals and businesses within our geographical footprint that will provide the most potential for growth and income. With that in mind we will consider selling the Westerville Banking Center to concentrate our efforts in our other markets. However we will be retaining a Loan Production Office in the Westerville area as this has proven successful. We have hired an independent, well-known firm to evaluate the Bank and recommend ways to cut costs and increase overall efficiency. We will also be overhauling our incentive plans to promote the appropriate behavior with a strong emphasis on sales culture and accountability. This will give us a banking platform that is much more efficient and effective which in turn will bring more income to the bottom line. Going forward we will continue to examine new ways to enhance revenue and reduce expenses while focusing on our geographical footprint.
Sincerely,
Robert E. Beach,
President and Chief Executive Officer

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

	2007	2006	2005	2004	2003
YEAR-END BALANCES
Total assets	$266,225	$273,692	$303,447	$296,650	$272,840

Total securities	49,489	51,773	56,931	59,883	48,491

Loans, net	192,128	192,407	224,926	211,690	203,771

Total deposits	238,511	249,665	248,506	249,174	238,751

Total borrowed funds	5,000	—	32,970	24,600	11,500

Total shareholders’ equity	21,266	22,447	21,525	21,786	21,155

Book value per outstanding share	18.71	19.50	18.55	18.58	18.21

Shares outstanding	1,136,396	1,151,335	1,160,338	1,172,782	1,161,952

RESULTS OF OPERATIONS
Interest income	$17,882	$19,150	$18,045	$16,600	$16,128
Interest expense	(8,371)	(8,488)	(6,303)	(5,207)	(5,581)

Net interest income	9,511	10,662	11,742	11,393	10,547
Provision for loan loss	(1,332)	(435)	(1,355)	(1,486)	(1,972)
Other income	2,244	2,443	2,487	2,473	2,685
Salaries and employee benefits	(5,776)	(5,308)	(5,339)	(5,180)	(4,951)
Other expenses	(5,543)	(5,092)	(5,424)	(5,237)	(4,914)

Income (loss) before income taxes	(896)	2,270	2,111	1,963	1,395
Applicable income (taxes) benefit	597	(490)	(444)	(439)	(122)

Net income (loss)	$(299)	$1,780	$1,667	$1,524	$1,273

PER SHARE DATA
Net income (loss)
Basic	$(0.26)	$1.54	$1.43	$1.30	$1.10

Diluted	$(0.26)	$1.54	$1.43	$1.29	$1.09

Cash dividend paid	$0.76	$0.76	$0.76	$0.76	$0.76

FINANCIAL RATIOS
Return on average total assets	-0.11%	0.61%	0.57%	0.55%	0.48%
Return on average shareholders’ equity	-1.37%	8.09%	7.63%	7.04%	5.93%
Average shareholders’ equity to average total assets	8.11%	7.56%	7.43%	7.75%	8.10%

Dividend payout	n/a	49.40%	53.14%	58.71%	69.10%

2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
The following discussion presents an analysis of the consolidated financial condition of the Corporation and its wholly-owned subsidiaries, Commercial Savings Bank and Commercial Financial and Insurance Agency, LTD, at December 31, 2007 and 2006, and the consolidated results of operations for each of the years in the three year period ending December 31, 2007. The information contained in this section should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this annual report.
The Corporation conducts its primary business through the Bank and its branches offering an array of financial services and products in its local communities. The branches are engaged primarily in attracting deposits from the general public and using such funds for the origination of commercial business and real estate loans and secured consumer loans such as home equity lines of credit, automobile and recreational vehicle loans. Excess funds are invested in state and municipal securities, U.S. agency and mortgage-backed securities.
The operating results of the Corporation depend primarily upon the Bank’s net interest income, which is the difference between interest earned on interest-earning assets and interest paid on interest-bearing liabilities. Interest-earning assets primarily consist of loans, taxable and tax-exempt securities and federal funds sold. Interest-bearing liabilities principally include deposits, federal funds purchased and advances from the Federal Home Loan Bank. Additionally, net income is affected by provision for loan losses, non-interest income including gains on repossessed assets and securities, deposit account service charges and commission-based income on mortgage loans, and non-interest expense including employee compensation and benefits, premises and equipment, data processing expense, professional fees, income tax expense and other expenses.
The Corporation is designated as a financial holding company by the Federal Reserve Bank of Cleveland. This status can help the Corporation take advantage of changes in existing law made by the Financial Modernization Act of 1999. As a result of being a financial holding company, the Corporation may be able to engage in an expanded array of activities determined to be financial in nature. This will help the Corporation remain competitive in the future with other financial service providers in the markets in which the Corporation does business. There are more stringent capital requirements associated with being a financial holding company. The Corporation intends to maintain its categorization as a “well capitalized” bank, as defined by regulatory capital requirements.
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
 3.

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
Based on the above guidelines, management believes the allowance of $2,411,000 is sufficient to cover probable identified credit losses associated with the loan portfolio at December 31, 2007. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company’s non-performing or performing loans. Material additions to the allowance for loan losses would result in a decrease in net income and capital and could have a material adverse effect on the Corporation’s financial condition and results of operations.
OVERVIEW
The Corporation reported a net loss of $299,000 during 2007 compared with net income of $1,780,000 for 2006, a decrease of $2,079,000. Net income during the previous year increased $113,000 or 6.78% from $1,667,000 at year-end 2005. The decrease in earnings for the current year was primarily due to a decrease in net interest income of $1,151,000 from 2006, primarily due to the run-off of loans originated through Advantage Finance and an increase in interest rates paid on deposit balances. Provisions made to the loan loss reserve increased $897,000 from 2006 due in part to an increase in the estimated collateral exposure from classified loans (calculated as the excess of the loan balance over the estimated value of the collateral securing the loan) and an increase in the Company’s non-performing loans during 2007 from year-end 2006. Also contributing to the decrease in net income was a decrease in non-interest income of $199,000 primarily due to one-time gains from the sale of the Company’s credit card portfolio of $176,000 and the servicing of Freddie Mac loans of $78,000 in 2006 coupled with an increase of $919,000 in non-interest expense from 2006. The Corporation’s net loss before taxes was $896,000 in 2007 compared to net income before taxes of $2,270,000 in 2006, a decrease of $3,166,000. The Corporation’s book value per common share decreased from $19.50 per share at December 31, 2006 to $18.71 per share at December 31, 2007. The Corporation’s book value per common share was $18.55 at December 31, 2005.
 4.

Total assets decreased 2.73% in 2007 to $266,225,000 from $273,692,000 in 2006. Federal funds invested decreased $3,580,000 primarily due to decreases in deposit balances while securities decreased $2,284,000 primarily reflecting scheduled principal pay downs on mortgage-backed securities. Total deposits decreased $11,154,000 due primarily to a reduction in certificate of deposit balances while Federal Home Loan Bank advances increased $5,000,000. The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates and competition. The Company offers a variety of deposit accounts in an attempt to remain competitive and respond to changes in consumer demand. The Company has become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious. The ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

	CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIODS SHOWN
	Three Months Ended December 31				Twelve Months Ended December 31
(dollars in thousands)	2007	2006	$ Chg	% Chg	2007	2006	$ Chg	% Chg
Interest and fees on loans	3,878	3,995	(117)	(2.93)	15,395	16,538	(1,143)	(6.91)
Taxable interest on securities	358	399	(41)	(10.28)	1,472	1,658	(186)	(11.22)
Tax-free interest on securities	203	190	13	6.84	807	758	49	6.46
Other interest income	19	86	(67)	(77.91)	208	196	12	6.12

Total interest income	4,458	4,670	(212)	(4.54)	17,882	19,150	(1,268)	(6.62)

Interest on deposits	2,060	2,067	(7)	(0.34)	8,323	7,448	875	11.75
Interest on borrowings	26	50	(24)	(48.00)	48	1,040	(992)	(95.38)

Total interest expense	2,086	2,117	(31)	(1.46)	8,371	8,488	(117)	(1.38)

Net interest income	2,372	2,553	(181)	(7.09)	9,511	10,662	(1,151)	(10.80)
Provision for loan losses	381	52	329	632.69	1,332	435	897	206.21

Net interest after PLL	1,991	2,501	(510)	(20.39)	8,179	10,227	(2,048)	(20.03)

Service and overdraft fees	454	392	62	15.82	1,754	1,541	213	13.82
Gains/(losses) on asset sales	(54)	(4)	(50)	1250.00	(51)	(61)	10	(16.39)
Other income	137	193	(56)	(29.02)	541	963	(422)	(43.82)

Total other income	537	581	(44)	(7.57)	2,244	2,443	(199)	(8.15)

Salaries and employee benefits	1,471	1,214	257	21.17	5,776	5,308	468	8.82
Premises & equipment	421	442	(21)	(4.75)	1,711	1,417	294	20.75
State taxes	92	91	1	1.10	397	404	(7)	(1.73)
Data processing	283	75	208	277.33	566	594	(28)	(4.71)
FDIC deposit insurance	16	17	(1)	(5.88)	65	68	(3)	(4.41)
Professional fees	196	169	27	15.98	629	436	193	44.27
Amortization of intangibles	0	4	(4)	(100.00)	4	17	(13)	(76.47)
Other operating expense	499	493	6	1.22	2,171	2,156	15	0.70

Total other expense	2,978	2,505	473	18.88	11,319	10,400	919	8.84

Income (loss) before taxes	(450)	577	(1,027)	(177.99)	(896)	2,270	(3,166)	(139.47)
Income taxes	(199)	132	(331)	(250.76)	(597)	490	(1,087)	(221.84)

Net income (loss)	(251)	445	(696)	(156.40)	(299)	1,780	(2,079)	(116.80)

RESULTS OF OPERATIONS
Net Interest Income
The Corporation’s principal source of revenue is net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, such as interest-bearing deposits and borrowings. Net interest income is impacted by both changes in the amount and composition of interest-earning assets and interest-bearing liabilities as well as changes in market interest rates.
 5.

Total interest income decreased $1,268,000 to $17,882,000 in 2007 from $19,150,000 in 2006. The decrease in interest income is primarily due to the decrease of $1,043,000 in interest and fees on Advantage Finance loans as new loan originations in this portfolio was curtailed in the second quarter of 2006 and current balances were allowed to run-off. Additional decreases in interest and fees of $124,000 in commercial and agricultural loans and $57,000 in real estate loans was offset by an increase of $143,000 in interest and fees on consumer loans due primarily to an increase in indirect lending within local markets. Interest expense on deposit balances increased $875,000 to $8,323,000 for 2007 from $7,448,000 for 2006 primarily on deposits in interest-bearing demand deposit and money market accounts. The increase in interest expense is primarily due to increases in interest rates as the Bank was required to raise rates to remain competitive within local markets along with a shift in deposit balances from lower-cost savings to higher-cost demand and money market accounts. Helping to offset the rising cost of deposits was the decrease of $992,000 in interest paid on borrowings in 2007 totaling $48,000 compared to $1,040,000 paid in 2006. The “Volume/Rate Analysis” table illustrates the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected the Corporation’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to changes attributable to changes in volume, changes attributable to changes in rate and the net change.
Average interest-earning assets decreased $23,109,000 to $243,226,000 for 2007 from $266,335,000 for 2006 compared to a decrease of $7,327,000 during 2006 from $273,662,000 during 2005. The decrease in 2007 is primarily due to a decrease in average loan balances of $19,549,000 or 9.40% reflecting a decrease of $11,616,000 in Advantage Finance average loan balances and a decrease of $8,056,000 in commercial and agricultural average loan balances compared to a decrease in average loan balances of $5,044,000 during 2006 from 2005. Average interest-bearing liabilities decreased $21,534,000 to $223,992,000 during 2007 from $245,526,000 during 2006 primarily due to the repayment of $20,293,000 in average borrowings compared to a decrease of $3,863,000 during 2006 from 2005.
Net interest income on a fully taxable equivalent basis decreased $1,093,000 to $9,905,000 in 2007 from $10,998,000 in 2006 compared to a decrease of $1,078,000 during 2006 from $12,076,000 for 2005. The average rate earned on interest-earning assets was 7.51% in 2007 compared to 7.32% in 2006 and 6.72% in 2005. The average interest rate paid on interest-bearing liabilities was 3.74% in 2007 compared to 3.46% in 2006 and 2.53% in 2005. The Corporation’s net interest margin on a fully taxable equivalent basis was 4.07% in 2007 compared to 4.13% in 2006 and 4.41% in 2005. The ratio of interest-earning assets to interest-bearing liabilities increased 0.11% to 108.59% for 2007 from 108.48% for 2006 compared to a decrease of 1.25% during 2006 from 109.73% for 2005. The decrease in net interest margin during 2007 is primarily due to the average yield on total interest-earning assets increasing less than the average rate paid on interest-bearing liabilities during the same period. Deposit rates increased during 2006 and 2007 in response to the upward movement of market interest rates, with the average rate paid on time deposits increasing 53 and 72 basis points respectively. Rates on demand deposit accounts also increased during 2007 rising 36 basis points to 3.35% and 159 basis points during 2006 to 2.99%.
Provision for Loan Losses
The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management’s best estimates of the losses inherent in the loan portfolio, based on periodic reviews by management of the following factors; historical experience, volume, type of lending conducted by the Bank, industry standards, the level and status of past due and non-performing loans, the general economic conditions in the Bank’s lending areas and various other factors affecting the collectibility of the Company’s loan portfolio. Provisions made to the loan loss reserve during 2007 totaled $1,332,000, an increase of $897,000 or 206.21% from provisions made to the loan loss reserve of $435,000 during 2006. Loan charge-offs, net of recoveries were $936,000 during 2007, a decrease of $239,000 or 20.34% from $1,175,000 during 2006 primarily due to the decrease in net charge-offs of Advantage Finance loans totaling $427,000 in 2007 and $721,000 in 2006.
 6.

The following tables provide an analysis of the average balances, yields and rates on interest-earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.
VOLUME / RATE ANALYSIS

	2007 Compared to 2006			2006 Compared to 2005
	Increase / (Decrease)			Increase / (Decrease)
		Change	Change		Change	Change
	Total	due to	due to	Total	due to	due to
(Dollars in thousands)	Change	Volume	Rate	Change	Volume	Rate
Short-term investments	$12	$2	$10	$163	$108	$55
Securities
Taxable	(186)	(238)	52	(134)	(243)	109
Tax exempt (1)	107	101	6	37	30	7
Loans (2)	(1,143)	(1,672)	529	1,041	(367)	1,408

Total interest income	(1,210)	(1,807)	597	1,107	(472)	1,579

Deposits
Interest-bearing demand	562	222	340	1,349	97	1,252
Savings deposits	—	(4)	4	(14)	(9)	(5)
Time deposits	313	(329)	642	770	(155)	925
Borrowed funds	(992)	(997)	5	80	(133)	213

Total interest expense	(117)	(1,108)	991	2,185	(200)	2,385

Net interest income	$(1,093)	$(699)	$(394)	$(1,078)	$(272)	$(806)

For purposes of these tables, the changes in interest have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each category.

(1)	Tax-exempt income is adjusted to a fully taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules.

(2)	Non-accrual loans are included for purposes of computing rate and volume effects although interest on these balances has been excluded.
During 2007, recoveries of previously charged-off Advantage Finance loans totaled $78,000 compared to recoveries of $173,000 during 2006. Net charge-offs of commercial and agricultural loans increased 17.17% to $273,000 for 2007 from $233,000 for 2006. Charge-offs of commercial and agricultural loan balances increased $199,000 or 65.89% to $501,000 for 2007 from $302,000 for 2006. Recoveries of previously charged-off commercial and agricultural loan balances increased $159,000 or 230.43% to $228,000 for 2007 from $69,000 for 2006 primarily due to the collection on two larger commercial loans. Loans with specified reserves increased $1,306,000 or 308.02% to $1,730,000 for 2007 from $424,000 for 2006 and specified reserves for classified loans increased $360,000 or 473.68% to $436,000 at year-end 2007 from $76,000 at year-end 2006.
 7.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

	2007			2006			2005
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
(Dollars in thousands)	Balance (4)	Expense	Yield	Balance (4)	Expense	Yield	Balance (4)	Expense	Yield
Short-term investments	$3,883	$208	5.36%	$3,852	$196	5.09%	$903	$33	3.65%
Securities
Taxable (1)	31,249	1,472	4.71	36,492	1,658	4.54	42,212	1,792	4.25
Tax exempt (1)	19,569	1,201	6.14	17,917	1,094	6.11	17,429	1,057	6.06
Loans (2) (3)	188,525	15,395	8.17	208,074	16,538	7.95	213,118	15,497	7.27

Total earning assets	243,226	18,276	7.51%	266,335	19,486	7.32%	273,662	18,379	6.72%

Other assets	26,020			24,725			20,602

Total assets	$269,246			$291,060			$294,264

Deposits Interest-bearing demand deposits
Interest-bearing demand deposits	$86,759	2,907	3.35%	$78,335	2,346	2.99%	$71,383	997	1.40%
Savings deposits	15,765	52	0.33	17,060	51	0.30	19,633	65	0.33
Time deposits	120,603	5,364	4.45	128,973	5,051	3.92	133,807	4,281	3.20
Borrowed funds	865	48	5.55	21,158	1,040	4.92	24,566	960	3.91

Total interest- bearing liabilities	223,992	8,371	3.74%	245,526	8,488	3.46%	249,389	6,303	2.53%

Noninterest-bearing demand deposits	21,758			21,948			21,943
Other liabilities	1,667			1,575			1,066
Shareholders equity	21,829			22,011			21,866

Total liabilities and shareholders’ equity	$269,246			$291,060			$294,264

Net interest income		$9,905			$10,998			$12,076

As a percentage of earning assets:
Net interest income			4.07%			4.13%			4.41%

(1)	Securities include federal funds sold for purposes of this yield table. Average yields on all securities have been computed based on amortized cost. Income on tax-exempt securities has been computed on a fully taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $394,000, $336,000 and $334,000 for 2007, 2006 and 2005 respectively.

(2)	Average balance is net of deferred loan fees of $76,000, $94,000, and $103,000 for 2007, 2006 and 2005 respectively, as well as $2,554,000, $4,693,000, and $5,252,000 of unearned income for the same years.

(3)	Average loan balances include non-accruing loans.

(4)	Average balances are computed on an average daily basis.
 8.

Non-Interest Income
The primary sources of noninterest income are service fees and overdraft charges generated from deposit accounts, ATM processing fees and commission-based income. Non-interest income earned during 2007 totaled $2,244,000, a decrease of $199,000 or 8.15% from $2,443,000 earned in 2006. Service and overdraft fees increased $213,000 or 13.82% to $1,754,000 for 2007 from $1,541,000 for 2006. The Company re-introduced an overdraft protection program during the first quarter 2007 to help bolster declining non-interest income. This program offers another level of service to deposit customers by honoring checks that would otherwise be returned for insufficient funds thereby saving the customer multiple fees charged by vendors to whom the checks were originally drawn. Offsetting this increase in

	ENDING BALANCES AS OF THE DATE SHOWN
(dollars in thousands)	12/31/07	12/31/06	$ Chg	% Chg	12/31/05	$ Chg	% Chg
Cash & fed funds	6,544	10,818	(4,274)	(39.51)	6,605	4,213	63.79
Securities AFS	49,489	51,773	(2,284)	(4.41)	56,931	(5,158)	(9.06)
Gross loans	194,539	194,422	117	0.06	227,681	(33,259)	(14.61)
Allowance for loan losses	(2,411)	(2,015)	(396)	19.65	(2,755)	740	(26.86)

Loans, net	192,128	192,407	(279)	(0.15)	224,926	(32,519)	(14.46)
Premises & equipment	8,688	9,502	(814)	(8.57)	6,385	3,117	48.82
Accrued interest receivable	1,250	1,329	(79)	(5.94)	1,440	(111)	(7.71)
Other assets	8,126	7,863	263	3.34	7,160	703	9.82

Total assets	266,225	273,692	(7,467)	(2.73)	303,447	(29,755)	(9.81)

Noninterest-bearing demand	22,545	22,064	481	2.18	27,659	(5,595)	(20.23)
Interest-bearing demand	84,233	86,160	(1,927)	(2.24)	72,695	13,465	18.52
Savings & time deposits	93,529	97,446	(3,917)	(4.02)	104,466	(7,020)	(6.72)
Time deposits of $100k	38,204	43,995	(5,791)	(13.16)	43,686	309	0.71

Total deposits	238,511	249,665	(11,154)	(4.47)	248,506	1,159	0.47
FHLB advances	5,000	0	5,000	100.00	31,100	(31,100)	(100.00)
Other borrowed funds	0	0	0	0.00	1,870	(1,870)	(100.00)
Accrued interest payable	386	398	(12)	(3.02)	330	68	20.61
Other liabilities	1,062	1,182	(120)	(10.15)	116	1,066	918.97

Total liabilities	244,959	251,245	(6,286)	(2.50)	281,922	(30,677)	(10.88)
Shareholders’ equity	21,266	22,447	(1,181)	(5.26)	21,525	922	4.28

Total liabilities & equity	266,225	273,692	(7,467)	(2.73)	303,447	(29,755)	(9.81)

non-interest income is the decrease of $422,000 in other income to $541,000 for 2007 from $963,000 for 2006. The decline in other income is primarily due to the aforementioned one-time gains from the sale of the Bank’s credit card portfolio and the sale of the servicing of Freddie Mac loans totaling $254,000 in 2006 along with a decrease of $127,000 in commissions from mortgage loan originations during 2007. With the continued softening in the real estate market, the decline in non-interest income pertaining to mortgage loan originations is expected to continue.
Non-interest expense
Total non-interest expense increased $919,000 or 8.84% to $11,319,000 for 2007 from $10,400,000 for 2006. Compensation, payroll taxes and fringe benefits, the largest component of operating expenses, increased $468,000 or 8.82% to $5,776,000 for 2007 from $5,308,000 for 2006. Contributing factors to the increase during 2007 were severance paid in settlement of an executive officer separation agreement, normal salary increases, increased payroll taxes and rising heath insurance costs. In an effort to combat rising employee compensation costs the Corporation has contracted a firm to conduct a bank wide performance evaluation during the first quarter of 2008. Salary and merit increases as well as all incentive plans have been frozen for 2008 pending the outcome of this evaluation.
Premises and equipment expense increased $294,000 or 20.75% to $1,711,000 for 2007 from $1,417,000 for 2006 principally reflecting the additional deprecation expense pertaining to the operations center’s first full year in operation after opening in July 2006. Professional fees increased $193,000 or 44.27% to
 9.

$629,000 during 2007 compared to $436,000 during 2006 primarily due to the Corporation’s Sarbanes-Oxley requirements for 2007. Other factors contributing to the overall increase in non-interest expense during 2007 was impairment losses of $68,000 taken against the Advantage Finance building located in Marion, Ohio. An offer to purchase the building has been received and is expected to close during the first quarter of 2008. Additional losses were incurred in the disposal of Advantage Finance fixed assets totaling approximately $55,000 along with disposal losses of $13,000 in fixed assets held at the Carey branch due to water damage caused by flooding in August 2007. Structural damages rendered the building inoperable necessitating approximately $275,000 in capital expenditures to reopen the office in January 2008. A decrease in data processing expense of $28,000 from 2006 has been overshadowed by a non-recurring expense of $270,000 to buyout a third party data processing contract enabling the Company to handle its data processing internally through the operations center whereby reducing this expense in future periods. The Corporation’s net loss from operations decreased $3,166,000 to a net loss, before taxes, of $896,000 for 2007 from net income, before taxes, of $2,270,000 for 2006 giving way to a tax credit of $597,000 for 2007 compared to a tax provision of $490,000 for 2006. This change reflects the difference in the Corporation’s profitability for the periods reported as well as the effective tax rate. The difference between the Corporation’s effective tax rate and the statutory rate is primarily attributable to the Bank’s tax-exempt income. Tax-exempt income includes income earned on certain municipal investments that qualify for state and/or federal income tax exemption and the Corporation’s earnings on Bank-owned life insurance policies which are exempt from federal taxation. Further analysis of income taxes is presented in Note 8 of the “Notes to Consolidated Financial Statements.” The Corporation’s return on average assets for 2007 was (0.11%) compared to 0.61% and 0.57% for 2006 and 2005 respectively. Return on average shareholders’ equity for 2007 was (1.37%) compared to 8.09% and 7.63% for 2006 and 2005 respectively.

	AVERAGE DAILY BALANCES FOR THE PERIODS SHOWN
	Three Months Ended December 31				Twelve Months Ended December 31
(dollars in thousands)	2007	2006	$ Chg	% Chg	2007	2006	$ Chg	% Chg
Cash & fed funds	9,361	13,467	(4,106)	(30.49)	11,291	10,316	975	9.45
Securities AFS	49,875	53,039	(3,164)	(5.97)	50,818	54,409	(3,591)	(6.60)
Gross loans	193,873	195,570	(1,697)	(0.87)	190,540	210,525	(19,985)	(9.49)
Allowance for loan losses	(2,136)	(2,108)	(28)	1.33	(2,015)	(2,451)	436	(17.79)

Loans, net	191,737	193,462	(1,725)	(0.89)	188,525	208,074	(19,549)	(9.40)
Premises & equipment	8,795	9,501	(706)	(7.43)	9,125	8,342	783	9.39
Accrued interest receivable	1,424	1,531	(107)	(6.99)	1,415	1,579	(164)	(10.39)
Other assets	8,078	7,887	191	2.42	8,072	8,340	(268)	(3.21)

Total assets	269,270	278,887	(9,617)	(3.45)	269,246	291,060	(21,814)	(7.49)

Noninterest-bearing demand	23,752	22,489	1,263	5.62	21,758	21,948	(190)	(0.87)
Interest-bearing demand	86,734	85,584	1,150	1.34	86,759	78,335	8,424	10.75
Savings & time deposits	94,344	99,164	(4,820)	(4.86)	94,967	102,264	(7,297)	(7.14)
Time deposits of $100k	38,720	43,921	(5,201)	(11.84)	41,401	43,769	(2,368)	(5.41)

Total deposits	243,550	251,158	(7,608)	(3.03)	244,885	246,316	(1,431)	(0.58)
FHLB advances	1,685	3,533	(1,848)	(52.31)	674	21,050	(20,376)	(96.80)
Other borrowed funds	144	1	143	n/a	191	108	83	76.85
Accrued interest payable	456	451	5	1.11	459	428	31	7.24
Other liabilities	1,765	1,253	512	40.86	1,208	1,147	61	5.32

Total liabilities	247,600	256,396	(8,796)	(3.43)	247,417	269,049	(21,632)	(8.04)
Shareholders’ equity	21,670	22,491	(821)	(3.65)	21,829	22,011	(182)	(0.83)

Total liabilities & equity	269,270	278,887	(9,617)	(3.45)	269,246	291,060	(21,814)	(7.49)

 10.

FINANCIAL CONDITION
Total assets at December 31, 2007 were $266,225,000, a decrease of $7,467,000 or 2.73% from total assets of $273,692,000 at December 31, 2006 compared to a decrease of $29,755,000 during 2006 from $303,447,000 at year-end 2005. Total portfolio loans at December 31, 2007 were $194,539,000, exceeding December 31, 2006 loans of $194,422,000 by $117,000 or 0.06% compared to a decrease of $33,259,000 or 14.61% during 2006 from $227,681,000 at December 31, 2005. Total securities of $49,489,000 decreased $2,284,000 or 4.41% during 2007 from $51,773,000 at year-end 2006 compared to a decrease of $5,158,000 or 9.06% during 2006 from $56,931,000 at December 31, 2005. Deposit balances of $238,511,000 decreased $11,154,000 during 2007 from $249,665,000 for 2006 compared to an increase of $1,159,000 during 2006 from $248,506,000 at year-end 2005. Total borrowings increased $5,000,000 during 2007 compared to a decrease of $32,970,000 the prior year.
Loans
Year-end loans (in thousands) were as follows:

	2007	2006	2005	2004	2003
Commercial loans	$138,957	$136,230	$154,267	$140,348	$129,171
Real estate loans — residential	8,580	9,117	10,907	10,959	12,323
Consumer and credit card loans	18,499	12,440	15,255	21,449	32,810
Home equity loans	19,160	17,551	18,982	18,331	13,445
Indirect finance loans	9,343	19,084	28,270	23,106	18,525

Total loans	$194,539	$194,422	$227,681	$214,193	$206,274

The slight growth in loans from year-end 2006 included the net decline of $9,742,000 of Advantage Finance loans during 2007 compared to a net decline of $9,186,000 during 2006 from year-end 2005. Commercial and agricultural loans increased $2,727,000 or 2.00% during 2007 compared to a decrease of $18,037,000 during the previous year. Home equity loans grew $1,609,000 or 9.17% principally resulting from an extensive home equity campaign throughout 2007 while consumer loans grew $6,059,000 or 48.71% reflecting the Corporation’s concentrated effort to increase indirect lending within local markets. The Bank also renewed its lending relationship with the Denver-based organization, Highland Financial, formally Tatonka, where the Bank purchases primarily horse trailer loan accounts on a national basis. This portfolio grew $3,356,000 or 45.17% to $10,785,000 at December 31, 2007 from $7,429,000 at December 31, 2006 compared to a decrease of $1,484,000 or 16.65% during 2006 from $8,913,000 at December 31, 2005. During 2006, home equity loans decreased $1,431,000 and consumer loans decreased $2,815,000 from the previous year ending December 31, 2005.
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances net of any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield of the related loans and is generally amortized over the contractual life of the loan. The above schedule presents the outstanding principal balances of the Bank’s loan portfolio at December 31 for the periods shown. Commercial and agricultural loans make up the largest percent of the Bank’s loan portfolio. At December 31, 2007 commercial and agricultural loans comprised 71.43% of total loans outstanding compared to 70.07% and 67.76% at year-end 2006 and 2005 respectively. Other consumer loans for credit cards and home improvements make up a small percent of the Bank’s current portfolio of loans. Standard automobile loans for both new and used cars have faced extensive competition in light of the car manufacturers’ zero-rate or low-rate financing plans. The Bank continues to be competitive in these markets by stressing the use of home equity loans for consumer purchases that may give rise to tax-deductible interest payments, as well as dealing directly with the dealers to offer various financing alternatives.
 11.

The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2007.

One Year	One Through	Over
or Less	Five Years	Five Years
$19,414	$13,935	$105,608
Of the commercial loans included in the preceding schedule with maturities exceeding one year, $13,456,000 have fixed rates to maturity, while $106,087,000 have adjustable rates.
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
Allowance for Loan Losses
The allowance for loan losses is maintained at a level considered adequate to cover probable loan losses to be incurred. Management prepares a written report analyzing the adequacy of the allowance for loan losses and the Board of Directors reviews this on a monthly basis. Each loan portfolio is evaluated independently, by type and by collateral, to identify probable incurred losses. Factors considered include historical and current losses and delinquencies, pertinent known economic conditions, specific knowledge of the circumstances of individual credits, industry sector changes, and estimated collateral values for known problem loans. Under this methodology, the sufficiency of the total allowance may vary depending on changes, if any, in the mix of the loan types and the increase or decrease in total loans. Management judgments as to the probability of loss and the amount of loss for individual loans and pools of loans are subjective and subject to change over time. Each type of loan category is assigned a specific loss-potential percentage, and when the mix of different loan types changes, the required value of the reserve is automatically adjusted. At December 31, 2007, the Company’s allowance for loan losses totaled $2,411,000 compared to $2,015,000 and $2,755,000 at December 31, 2006 and 2005 respectively. The Company’s allowance for loan losses to loan ratio was 1.24% as of December 31, 2007 compared to 1.04% and 1.21% at year-end 2006 and 2005 respectively. The ratio of net charge-offs to average loans outstanding was 0.49% at December 31, 2007 compared to 0.56% at year-end 2006. The charge-offs in commercial loans tend to happen in larger dollar amounts than on the consumer loan side. Consumer loans will vary with the economic conditions concerning employment and productivity. Efforts are constantly at the forefront to collect on as many charged-off balances as possible. These efforts have paid off as the Company realized an increase of $52,000 in recoveries of previously charged-off balances during 2007 while also reducing those costs associated with bad debt collection by $16,000 or 33.89%.
The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31,

	2007	2006	2005	2004	2003
Balance at beginning of period	$2,015	$2,755	$2,503	$2,503	$2,091
Loans charged off:
Commercial	(501)	(302)	(354)	(642)	(693)
Real estate	(22)	(101)	—	(71)	(3)
Consumer	(764)	(1,071)	(1,086)	(1,072)	(971)

Total loans charged off	(1,287)	(1,474)	(1,440)	(1,785)	(1,667)

Recoveries of loans previously charged off:
Commercial	228	69	75	164	15
Real estate	—	13	—	—	—
 12.

	2007	2006	2005	2004	2003
Consumer	123	217	262	135	92

Total loan recoveries	351	299	337	299	107

Net loans charged off	(936)	(1,175)	(1,103)	(1,486)	(1,560)
Provision charged to operating expense	1,332	435	1,355	1,486	1,972

Balance at end of period	$2,411	$2,015	$2,755	$2,503	$2,503

Ratio of net charge-offs to average loans outstanding for period	0.49%	0.56%	0.51%	0.72%	0.77%
Before loans are charged off, they typically go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30, 60, 90 days at a time. These accounts are then put on a list of loans to “watch” as they continue to under-perform according to original terms. Repeat offenders are moved to nonaccrual status when their delinquencies have been frequent or sustained enough to assume that normal payments may never be reestablished. This prevents the Corporation from recognizing income it may never collect and may create small negative spikes in earnings as any accrued interest already on the books is reversed from prior earning estimates.
Loans are placed on nonaccrual status when management believes the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged off. Nonaccrual loans increased $1,461,000 or 73.64% to $3,445,000 at December 31, 2007 from $1,984,000 at December 31, 2006 compared to an increase of $72,000 during 2006 from $1,912,000 at December 31, 2005.
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
The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.

	Percentage of		Percentage of		Percentage of		Percentage of		Percentage of
	Loans in Each		Loans in Each		Loans in Each		Loans in Each		Loans in Each
	Category to		Category to		Category to		Category to		Category to
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
	December 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004		December 31, 2003
Commercial	$1,679	71%	$1,112	69%	$1,269	68%	$1,268	65%	$1,391	63%
Real estate	64	04	177	14	195	13	148	14	121	12
Consumer	668	25	726	17	1,291	19	1,087	21	991	25
Unallocated	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a

Total	$2,411	100%	$2,015	100%	$2,755	100%	$2,503	100%	$2,503	100%
Commercial loans and commercial real estate loans that are classified as substandard or doubtful are subject to review through the internal loan review process. Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis. Such loans include residential first mortgage, home equity, automobile, and credit card loans.
 13.

Total non-performing loans include impaired loans on nonaccrual status along with those loans still accruing that are contractually past due 90 days or more. Non-performing loans totaled $3,450,000 at December 31, 2007, exceeding non-performing loans of $2,267,000 at December 31, 2006 by $1,183,000 or 52.18% compared to an increase of $231,000 or 11.35% during 2006 from non-performing loans of $2,036,000 at December 31, 2005. At December 31, 2007, non-performing commercial loans comprised $3,100,000 or 89.86% of all non-performing loans.
The following schedule summarizes impaired and non-performing loans (in thousands) as of December 31,

	2007	2006	2005	2004	2003
Impaired loans	$3,445	$2,267	$1,912	$1,283	$2,462

Loans accounted for on a non-accrual basis (includes substantially all impaired loans)	$3,445	$1,984	$1,912	$1,283	$2,377
Accruing loans which are contractually past due 90 days or more as to interest or principal payments	5	283	124	80	83

Total non-performing loans	$3,450	$2,267	$2,036	$1,363	$2,460

Non-performing loans to Allowance for losses	1.43	1.13	0.74	0.54	0.98
As of December 31, 2007, there were no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.
Another factor associated with asset quality is Other Real Estate Owned (“OREO”). OREO represents properties acquired by the Corporation through loan defaults by customers. Other real estate is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. As of December 31, 2007 and 2006 the Company had no properties held in OREO.
Securities
The Corporation’s securities portfolio has been structured in such a way as to maintain a prudent level of liquidity while also providing an acceptable rate of return. All securities are classified as available for sale and are carried at fair value. While the Company’s focus is to generate interest revenue primarily through loan growth, management continues to monitor its investment portfolio, investing excess funds as required to increase yields and provide pledgeable collateral for possible borrowings. Total securities available for sale were $49,489,000 at December 31, 2007, a decrease of $2,284,000 or 4.41% from $51,773,000 at December 31, 2006 compared to a decrease of $5,158,000 during 2006 from $56,931,000 at December 31, 2005. The decrease in securities available for sale during 2007 reflects the scheduled principal pay downs and prepayments of mortgage-backed securities of $3,581,000 offset by purchases of $1,297,000 in tax-exempt securities. During 2006 principal pay downs, repayments and calls of mortgage-backed securities and U.S. agencies totaled $5,556,000 offset with purchases of $398,000 in tax-exempt securities. Securities available for sale were 18.59% of total assets at year-end 2007 compared with 18.92% and 18.76% at December 31, 2006 and 2005 respectively. At December 31, 2007, there were no concentrations of securities of any one issuer, other than the U.S. Government and Government Agencies, whose carrying value exceeded 10% of shareholders’ equity.
 14.

Summarized below is the carrying value of securities available for sale (in thousands) as of December 31,

	2007	2006	2005
U.S. Treasury and U.S. Government Agency securities	$8,530	$8,383	$9,287
Obligations of states and political subdivisions	19,767	18,469	18,072
Mortgage-backed securities	19,021	22,750	27,522
Equity investments	2,171	2,171	2,050

	$49,489	$51,773	$56,931

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) by category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2007:

			Maturing		Maturing
	Maturing in		After One		After Five		Maturing
	One Year		Year Through		Years Through		After
	or Less		Five Years		Ten Years		Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and U.S. Government Agency securities	$7,541	4.86%	$989	3.18%	$—	0.00%	$—	0.00%
Obligations of states and political subdivisions	1,019	4.70%	9,096	4.25%	7,708	4.09%	1,944	4.19%
Mortgage-backed securities	30	4.24%	—	0.00%	1,380	3.68%	17,611	4.60%

Total	$8,590	4.84%	$10,085	4.15%	$9,088	4.03%	$19,555	4.56%

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
Premises and equipment
Premises and equipment decreased $814,000 or 8.57% to $8,688,000 at December 31, 2007 from $9,502,000 at December 31, 2006 compared to an increase of $3,117,000 during 2006 from year-end 2005. The decrease in premises in equipment during 2007 reflects depreciation of $1,125,000, sales and disposals of $137,000 offset by $448,000 in capital purchases. The increase in premises and equipment during the prior year reflects depreciation of $910,000, sales and disposals of $136,000 offset by $4,192,000 in capital purchases primarily reflecting the cost of the operations center.
Other Assets
Other assets were $8,126,000 at December 31, 2007, an increase of $263,000 or 3.34% from $7,863,000 at December 31, 2006 primarily due to the increased value of $258,000 in Bank-owned life insurance used to fund future deferred compensation. Other assets increased $703,000 during 2006 from $7,160,000 at December 31, 2005 due to the increased value of Bank-owned life insurance along with increases in various prepaid expense accounts.
 15.

Deposits and borrowings
Total deposits at December 31, 2007 were $238,511,000, a decrease of $11,154,000 or 4.47% from $249,665,000 at December 31, 2006 compared to an increase of $1,159,000 or 0.47% during 2006 from $248,506,000 at December 31, 2005. The decrease in deposit balances during 2007 is primarily the result of maturing brokered certificates of deposits totaling $11,559,000 with an average interest rate of 3.85%. Offsetting the decline in certificates of deposit balances was the increase of $1,383,000 in individual retirement account balances and an increase of $481,000 in non-interest bearing deposits. During 2006, the composition of the Bank’s deposit mix experienced a noticeable shift as deposit balances transferred from lower-paying interest accounts such as savings and small time deposits to those that afforded higher rates, such as money markets, premium checking accounts and large balance time deposits. The Corporation had total borrowings of $5,000,000 at December 31, 2007, an increase of $5,000,000 from December 31, 2006 compared to a decrease of $32,970,000 during 2006 from year-end 2005. The increase in borrowings during 2007 was principally due to decreased deposit balances and was used to help fund loan demands. During 2006, loan repayments and maturities of $33,259,000 were utilized to completely pay down $31,100,000 in Federal Home Loan advances.
The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2007:

Three months or less	$9,388
Over three months through six months	9,230
Over six months through twelve months	8,771
Over twelve months	10,815

Total	$38,204

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31,

	2007		2006		2005
	Average	Average	Average	Average	Average	Average
	Amount	Rate	Amount	Rate	Amount	Rate
Interest-bearing demand deposits	$86,759	3.35%	$78,335	2.99%	$71,383	1.40%
Savings deposits	15,765	0.33	17,060	0.30	19,633	0.33
Time deposits	120,603	4.45	128,973	3.92	133,807	3.20
Demand deposits (noninterest-bearing)	21,758		21,948		21,943

Total	$244,885		$246,316		$246,766

CAPITAL RESOURCES
Total shareholders’ equity at December 31, 2007 was $21,266,000, a decrease of $1,181,000 or 5.26% from $22,447,000 at December 31, 2006 compared to an increase of $922,000 or 4.28% during 2006 from $21,525,000 at December 31, 2005. The decrease in shareholders’ equity during 2007 primarily reflects the Corporation’s net loss of $299,000, less dividends paid to shareholders of $865,000 and the repurchase of treasury stock of $417,000 offset by an increase in the fair value of securities available for sale, net of tax, of $387,000. Average shareholders’ equity to total average assets was 8.11% at December 31, 2007, compared to 7.56% and 7.43% at December 31, 2006 and 2005 respectively.
Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. Regulations require all banks to have a minimum total risk-based capital ratio of 8.0%, with half of the capital composed of core capital. Minimum leverage ratios range from 3.0% to 5.0% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution’s balance sheet and off-balance sheet commitments in relation to its capital. Core
 16.

capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution’s Tier 1 capital with certain limitations in meeting the total risk-based capital requirements. At December 31, 2007, the Bank’s total risk-based capital ratio and leverage ratio were 11.1% and 7.9%, thus exceeding the minimum regulatory requirements. At December 31, 2006, the ratios were 11.0% and 7.4%.
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Corporation has certain obligations and commitments to make future payments under contract. At December 31, 2007 the aggregate contractual obligations and commitments are:
Contractual obligations
(In thousands)

	Payments Due by Period
		Less Than	1-3	3-5	After
	Total	One Year	Years	Years	5 Years
Time deposits and certificates of deposit	$116,324	$88,880	$24,327	$2,469	$648
Borrowed funds	5,000	5,000	—	—	—

Total	$121,324	$93,880	$24,327	$2,469	$648

Other commitments
(In thousands)

	Amount of Commitment - Expiration by Period
		Less Than	1-3	3-5	After
	Total	One Year	Years	Years	5 Years
Commitments to extend commercial credit	$14,478	$11,754	$1,375	$388	$961
Commitments to extend consumer credit	11,653	791	442	1,278	9,142
Standby letters of credit	282	282	—	—	—

Total	$26,413	$12,827	$1,817	$1,666	$10,103

Items listed under “Contractual obligations” represent standard bank financing activity under normal terms and practices. Such funds normally roll-over or are replaced by like items depending on then-current financing needs. Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source’s failure to provide sufficient financing, the bank would be called upon to fill the need. The bank is also continually engaged in the process of approving new loans in a bidding competition with other banks. Terms of possible new loans are approved by management and Board committees, with caveats and possible counter terms made to the applicant customers. Those customers may accept those terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered, and would be required to be funded if accepted. Such agreements represent approximately $1,298,000 at year-end 2007, in varying maturity terms.
 17.

LIQUIDITY
The Corporation’s liquidity, primarily represented by cash, cash equivalents and federal funds sold, is a result of its operating, investing and financing activities which are summarized in the Condensed Consolidated Statements of Cash Flows. Primary sources of funds are deposits, prepayments and maturities of outstanding loans and securities. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and industry competition. Funds are primarily utilized to meet ongoing commitments, satisfy operational expenses, payout maturing certificates of deposit and savings withdrawals and fund loan demand, with excess funds being invested in short-term, interest-earning assets. Additional funds are generated through Federal Home Loan Bank advances, overnight borrowings and other sources. The Corporation’s liquidity ratio at December 31, 2007 was 7.7% compared to 10.9% at December 31, 2006. Another measure of liquidity is the relationship of net loans to deposits and borrowed funds with lower ratios indicating greater liquidity. At December 31, 2007 the ratio of net loans to deposits and borrowed funds was 78.9% compared to 77.1% at December 31, 2006. Net cash flows resulted in a decrease of $4,274,000 in cash equivalents and federal funds sold at December 31, 2007 compared to an increase of $4,213,000 for the same period in 2006. During 2007, cash flows from security repayments and maturities partially offset the decline in deposit balances with the remaining decline being covered with FHLB advances. During 2006, loan and security repayments and maturities were utilized to pay down FHLB advances and finance fixed asset purchases pertaining to the construction of the operations center.
Liquidity is monitored and closely managed by the Asset-Liability Management Committee (ALCO). Management believes that its sources and levels of liquidity are adequate to meet the needs of the Corporation.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The primary source of market risk to which the Corporation is exposed is interest rate risk. The business of the Corporation and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities), which are funded by interest-bearing liabilities (deposits and borrowings). These financial instruments have varying levels of sensitivity to changes in the market rates of interest, resulting in market risk. No financial instruments are held for trading purposes.
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
Management monitors its gap position in order to maintain earnings at an acceptable level. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial loan portfolio vary based on the prime commercial lending rates published by The Wall Street Journal, while interest rates on some of its real estate loan portfolio vary depending on certain U.S. Treasury rates. Consumer loans have

18.

primarily fixed rates of interest, except for home equity loans. At year-end 2007, as well as year-end 2006, the Corporation’s gap position was negative as more deposits were set to re-price in the coming year than assets.
Principal/Notional Amount with expected Maturities in:
(Dollars in thousands)
For the Year Ended December 31, 2007:

								Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Value
Rate-sensitive assets:
Fixed interest rate loans	$6,339	$5,558	$7,973	$8,627	$4,852	$17,971	$51,320	$51,751
Average interest rate	10.27%	10.22%	10.21%	8.83%	8.06%	8.43%	9.16%

Variable interest rate loans	$11,676	$1,618	$2,539	$524	$3,170	$123,692	$143,219	$144,425
Average interest rate	7.84%	7.52%	7.26%	9.31%	8.12%	7.43%	7.49%

Fixed interest rate securities	$45	$1,006	$632	$534	$1,141	$35,292	$38,650	$38,650
Average interest rate	3.94%	3.19%	7.39%	4.49%	4.94%	4.35%	4.39%

Variable interest rate securities	$—	$—	$—	$—	$—	$10,839	$10,839	$10,839
Average interest rate						4.80%	4.80%

Rate-sensitive liabilities:
Non-interest-bearing deposits	$5,636	$4,509	$3,381	$2,819	$2,819	$3,381	$22,545	$22,545

Int-bearing demand deposits	$18,112	$18,112	$18,112	$18,112	$18,112	$9,081	$99,641	$99,641
Average interest rate	2.62%	2.62%	2.62%	2.62%	2.62%	2.62%	2.62%

Interest-bearing time deposits	$88,881	$18,882	$5,444	$946	$1,522	$649	$116,324	$116,509
Average interest rate	4.51%	4.63%	4.49%	4.59%	4.81%	3.56%	4.53%

Fixed interest rate borrowings	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

Variable interest rate borrowings	$5,000	$—	$—	$—	$—	$—	$5,000	$5,013
Average interest rate	4.64%						4.64%

For the Year Ended December 31, 2006:

								Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value
Rate-sensitive assets:
Fixed interest rate loans	$5,425	$6,137	$10,281	$9,862	$9,192	$10,824	$51,721	$51,817
Average interest rate	10.21%	9.37%	9.89%	10.09%	8.69%	8.41%	9.38%

Variable interest rate loans	$16,339	$1,799	$5,035	$1,249	$946	$117,333	$142,701	$142,970
Average interest rate	9.19%	9.05%	7.20%	10.33%	8.00%	7.37%	7.60%

Fixed interest rate securities	$8,597	$16	$1,686	$2,371	$2,561	$23,779	$39,010	$39,010
Average interest rate	4.77%	3.36%	3.47%	5.10%	4.16%	4.26%	4.38%

Variable interest rate securities	$—	$—	$—	$—	$—	$12,763	$12,763	$12,763
Average interest rate						4.72%	4.72%

Rate-sensitive liabilities:
Non-interest-bearing deposits	$5,516	$4,412	$3,309	$2,759	$2,759	$3,309	$22,064	$22,064

Int-bearing demand deposits	$18,620	$18,620	$18,620	$18,620	$18,620	$9,337	$102,437	$102,437
Average interest rate	2.51%	2.51%	2.51%	2.51%	2.51%	2.51%	2.51%

Interest-bearing time deposits	$82,568	$30,930	$6,404	$3,451	$908	$903	$125,164	$125,041
Average interest rate	4.22%	4.30%	4.36%	4.47%	4.69%	3.66%	4.25%

Fixed interest rate borrowings	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

Variable interest rate borrowings	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

19.

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
FAIR VALUE OF FINANCIAL INSTRUMENTS
At December 31, 2007, the estimated fair value of the Corporation’s financial assets was $1,637,000 greater than the carrying value compared to $365,000 higher carrying value at year-end 2006. Interest-bearing time deposits had a loss of $198,000 for the current year and a gain of $123,000 for the prior year, resulting in a net market gain of $1,439,000 and $488,000 at year-end 2007 and 2006 respectively. Further information relating to the Corporation’s estimated fair value of its financial instruments is disclosed in Note 14 of the Consolidated Financial Statements.
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

20.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio
We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Auburn Hills, Michigan
March 6, 2008

21.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Dollars in thousands)

	2007	2006
ASSETS
Cash and cash equivalents	$4,956	$5,650
Federal funds sold	1,588	5,168

Cash equivalents and federal funds sold	6,544	10,818

Securities available for sale	49,489	51,773
Total loans	194,539	194,422
Allowance for loan losses	(2,411)	(2,015)

Loans, net	192,128	192,407
Premises and equipment, net	8,688	9,502
Accrued interest receivable	1,250	1,329
Other assets	8,126	7,863

Total assets	$266,225	$273,692

LIABILITIES
Deposits
Noninterest-bearing demand	$22,545	$22,064
Interest-bearing demand	84,233	86,160
Savings and time deposits	93,529	97,446
Time deposits $100,000 and greater	38,204	43,995

Total deposits	238,511	249,665
FHLB advances	5,000	—
Accrued interest payable	386	398
Other liabilities	1,062	1,182

Total liabilities	244,959	251,245

SHAREHOLDERS’ EQUITY
Common stock, no par value; 4,000,000 shares authorized, 1,178,938 shares issued in 2007 and 2006	11,233	11,213
Retained earnings	11,722	12,886
Deferred compensation plan shares; at cost, 19,947 shares in 2007 and 18,964 shares in 2006	(492)	(475)
Treasury stock; 42,542 shares in 2007 and 27,603 shares in 2006	(1,163)	(756)
Accumulated other comprehensive income (loss)	(34)	(421)

Total shareholders’ equity	21,266	22,447

Total liabilities and shareholders’ equity	$266,225	$273,692

See accompanying notes to consolidated financial statements.

22.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands, except per share data)

	2007	2006	2005
Interest income
Interest and fees on loans	$15,395	$16,538	$15,497
Interest on securities:
Taxable	1,472	1,658	1,792
Nontaxable	807	758	723
Other interest income	208	196	33

Total interest income	17,882	19,150	18,045

Interest expense
Interest on deposits	8,323	7,448	5,343
Interest on borrowings	48	1,040	960

Total interest expense	8,371	8,488	6,303

Net interest income	9,511	10,662	11,742

Provision for loan losses	1,332	435	1,355

Net interest income after provision for loan loss	8,179	10,227	10,387

Noninterest income
Service fees and overdraft charges	1,754	1,541	1,859
Gains on security sales, net	—	—	31
Losses on repossessed asset sales, net	(51)	(61)	(53)
Other income	541	963	650

Total noninterest income	2,244	2,443	2,487

Noninterest expenses
Salaries and employee benefits	5,776	5,308	5,339
Premises and equipment	1,711	1,417	1,191
State and local taxes	397	404	427
Data processing	566	594	814
FDIC deposit insurance	65	68	70
Professional fees	629	436	396
Amortization of intangibles	4	17	137
Other operating expense	2,171	2,156	2,389

Total noninterest expense	11,319	10,400	10,763

Income (loss) before income taxes	(896)	2,270	2,111
Income tax expense (credit)	(597)	490	444

Net income (loss)	$(299)	$1,780	$1,667

Basic earnings (loss) per common share	$(0.26)	$1.54	$1.43

Diluted earnings (loss) per common share	$(0.26)	$1.54	$1.43

See accompanying notes to consolidated financial statements.

23.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF C HANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

				Accumulated
				Other	Stock		Total
	Outstanding		Retained	Comprehensive	Ownership	Treasury	Shareholders’
	Shares	Common Stock	Earnings	Income (Loss)	Plan Shares	Stock	Equity
Balance at January 1, 2005	1,172,782	$11,095	$11,206	$8	$(360)	$(163)	$21,786
Comprehensive income:
Net income		—	1,667	—	—	—	1,667
Change in net unrealized gain (loss) on securities available for sale, net of reclassification & tax effect		—	—	(706)	—	—	(706)

Total comprehensive income							961

Cash dividends declared		—	(886)	—	—	—	(886)
Shares acquired for deferred compensation: 1,584 shares	—	42	—	—	(42)	—	—
Purchase of treasury stock	(13,468)	—	—	—	—	(361)	(361)
Issuance of treasury stock under stock option plans	193	—	(2)	—	—	5	3
Issuance of treasury stock for deferred compensation plan	831	22	—	—	(22)	22	22

Balance at December 31, 2005	1,160,338	$11,159	$11,985	$(698)	$(424)	$(497)	$21,525

Comprehensive income:
Net income		—	1,780	—	—	—	1,780
Change in net unrealized gain (loss) on securities available for sale, net of reclassification & tax effect		—	—	277	—	—	277

Total comprehensive income							2,057

Cash dividends declared		—	(879)	—	—	—	(879)
Shares acquired for deferred compensation: 1,628 shares	—	44	—	—	(44)	—	—
Stock-based compensation	—	3	—	—	—	—	3
Purchase of treasury stock	(11,448)	—	—	—	—	(318)	(318)
Issuance of treasury stock under stock option plans	2,195	—	—	—	—	52	52
Issuance of treasury stock for deferred compensation plan	250	7	—	—	(7)	7	7

Balance at December 31, 2006	1,151,335	$11,213	$12,886	$(421)	$(475)	$(756)	$22,447

See accompanying notes to consolidated financial statements.

24.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

				Accumulated
				Other	Stock		Total
	Outstanding		Retained	Comprehensive	Ownership	Treasury	Shareholders’
	Shares	Common Stock	Earnings	Income (Loss)	Plan Shares	Stock	Equity
Balance at January 1, 2007	1,151,335	$11,213	$12,886	$(421)	$(475)	$(756)	$22,447

Comprehensive income:
Net loss		—	(299)	—	—	—	(299)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification & tax effect		—	—	387	—	—	387

Total comprehensive income							88

Cash dividends declared		—	(865)	—	—	—	(865)
Shares acquired for deferred compensation: 1,558 shares	—	32	—	—	(32)	—	—
Shares divested for deferred compensation: 956 shares	—	(25)	—	—	25	—	—
Stock-based compensation	—	3	—	—	—	—	3
Purchase of treasury stock	(15,320)	—	—	—	—	(417)	(417)
Issuance of treasury stock for deferred compensation plan	381	10	—	—	(10)	10	10

Balance at December 31, 2007	1,136,396	$11,233	$11,722	$(34)	$(492)	$(1,163)	$21,266

See accompanying notes to consolidated financial statements.

25.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

	2007	2006	2005
Cash flows from operating activities
Net income (loss)	$(299)	$1,780	$1,667
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation	1,125	910	680
Provisions for loan loss	1,332	435	1,355
Deferred income taxes	(169)	294	(195)
Gain on sale of securities	—	—	(31)
Loss on sale of repossessed assets	51	61	53
Stock dividends on FHLB stock	—	(121)	(96)
Net amortization on securities	308	204	302
Amortization of intangible assets	4	17	137
Increased cash value of Bank-owned life insurance	(258)	(261)	(227)
Stock-based compensation	3	3	—
Changes in:
Interest receivable	79	111	(404)
Interest payable	(12)	68	27
Other assets and liabilities	(303)	(13)	573

Net cash from operating activities	1,861	3,488	3,841

Cash flows from investing activities
Securities available for sale
Purchases	(1,537)	(412)	(10,506)
Maturities and repayments	4,101	5,906	8,069
Sales	—	—	4,144
Net change in loans	(1,449)	31,637	(15,108)
Purchase of Bank-owned life insurance	—	—	(470)
Proceeds from sale of OREO and repossessed assets	487	599	647
Proceeds from sale of premises and equipment	137	136	19
Bank premises and equipment expenditures, net	(448)	(4,192)	(764)

Net cash from investing activities	1,291	33,674	(13,969)

Cash flows from financing activities
Net change in deposits	(11,154)	1,159	(669)
Proceeds from additional FHLB advances	5,000	8,000	15,000
Repayments of FHLB advances	—	(40,970)	(6,630)
Cash dividends paid	(865)	(879)	(886)
Issuance of common stock	10	7	22
Purchase of treasury stock	(417)	(318)	(361)
Options exercised	—	52	3

Net cash from financing activities	(7,426)	(32,949)	6,479

Net change in cash equivalents and federal funds sold	(4,274)	4,213	(3,649)
Cash equivalents and federal funds sold at beginning of year	10,818	6,605	10,254

Cash equivalents and federal funds sold at end of year	$6,544	$10,818	$6,605

Supplemental disclosures:
Cash paid for interest	$8,382	$8,421	$6,276
Cash paid for income taxes	—	223	855
Non-cash transfer of loans to foreclosed/repossessed assets	413	503	532
See accompanying notes to consolidated financial statements.

26.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (the “Corporation”) and its wholly-owned subsidiaries, Commercial Financial and Insurance Agency, LTD (“Commercial Financial”) and The Commercial Savings Bank (the “Bank”). The Bank also owns a 49.9% interest in Beck Title Agency, Ltd. which is accounted for using the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation. As approved by the Board of Directors in January 2006, the operations of the Bank’s wholly-owned subsidiary, Advantage Finance, Inc., were consolidated into the Bank’s operations in June 2006.
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
Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from these estimates and assumptions. The collectibility of loans, fair values of financial instruments, and the status of contingencies are particularly subject to change.
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

27.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
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
Stock Compensation: Effective January 1, 2006, the Corporation adopted SFAS No. 123R, “Accounting for Stock-Based Compensation.” SFAS No. 123R contains a fair-value based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Prior to January 1, 2006, the Corporation utilized APB Opinion No. 25 and related Interpretations in accounting for its stock option plans; accordingly, no compensation cost was recognized for the plans in 2005. For the year ended December 31, 2005, had compensation cost for the Corporation’s stock option plans been determined based on the fair value at the grant dates consistent with SFAS No. 123R, the Corporation’s net income would have been reduced by $6,000, there would have been no impact on earnings per share, and diluted earnings per share would have decreased by $0.01.

28.

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
Recent Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation has not determined the impact the adoption of SFAS 157 will have on its financial statements.
In September 2006, the FASB ratified the Emerging Issues Task Force’s (EITF) Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires companies to recognize a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee extending to postretirement periods. The liability should be recognized based on the substantive agreement with the employee. This Issue is effective beginning January 1, 2008. The Issue can be applied as either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or a change in accounting principle through retrospective application to all periods. The Corporation has estimated the impact the adoption of Issue 06-4 will reduce retained earnings by $406,000 upon adoption. Related compensation cost in 2008 is estimated to be $16,000.

29.

NOTE 2 — SECURITIES
The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income (loss) was as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2007
Obligations of U.S. Government and federal agencies	$8,530	$—	$(106)
Obligations of state and political subdivisions	19,767	358	(34)
Mortgage-backed securities	19,021	2	(270)

Total debt securities available for sale	47,318	360	(410)
Equity investments	2,171	—	—

Total securities available for sale	$49,489	$360	$(410)

2006
Obligations of U.S. Government and federal agencies	$8,383	$—	$(249)
Obligations of state and political subdivisions	18,469	332	(30)
Mortgage-backed securities	22,750	1	(692)

Total debt securities available for sale	49,602	333	(971)
Equity investments	2,171	—	—

Total securities available for sale	$51,773	$333	$(971)

Contractual maturities of securities (in thousands) at year-end 2007 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value
Due less than one year	$1,005
Due after one year through five years	2,175
Due after five years through ten years	11,185
Due after ten years	13,932
Mortgage-backed securities	19,021
Equity securities	2,171

$49,489

Sales of available for sale securities (in thousands) were as follows:

	2007	2006	2005
Proceeds	$—	$—	$4,144
Gross gains	—	—	42
Gross losses	—	—	11

30.

Proceeds from maturities, calls and repayments of principal were $4,101,000, $5,906,000 and $8,069,000 in 2007, 2006 and 2005 respectively. At year-end 2007 and 2006 securities with a carrying value of $36,313,000 and $32,347,000, were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.
Information pertaining to securities with gross unrealized losses at December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:
(in thousands)

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value
Available for Sale Securities:
U.S. Government and Agency	$0	$0	$(106)	$8,530
State and political subdivisions	(20)	2,718	(14)	1,063
Mortgage-backed securities	(14)	1,484	(256)	17,310

Total Available for Sale	$(34)	$4,202	$(376)	$26,903

Information pertaining to securities with gross unrealized losses at December 31, 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position is as follows:
(in thousands)

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value
Available for Sale Securities:
U.S. Government and Agency	$0	$0	$(249)	$8,383
State and political subdivisions	(3)	542	(27)	3,846
Mortgage-backed securities	0	0	(692)	21,649

Total Available for Sale	$(3)	$542	$(968)	$33,878

Unrealized losses on securities are considered temporary and have not been recognized into income because the issuers’ bonds are of high quality, the Corporation has the intent and ability to hold the securities for the foreseeable future, and the decline in fair value is primarily due to increased market interest rates. The fair value is expected to be recovered as the bonds approach the maturity date.
NOTE 3 — LOANS
Year-end loans (in thousands) were as follows:

	2007	2006
Commercial loans	$138,957	$136,230
Real estate loans — residential	7,356	8,152
Construction loans	1,224	965
Consumer and credit card loans	18,499	12,440
Home equity loans	19,160	17,551
Indirect finance loans	9,343	19,084

Total loans	$194,539	$194,422

31.

At December 31, 2007 and 2006, total loans included loans to farmers for agricultural purposes of approximately $22,922,000 and $20,276,000 respectively.
The loan balances are net of $109,000 and $73,000 of deferred origination fees for 2007 and 2006 respectively. The balances are also net of $1,763,000 and $3,496,000 of unearned income for 2007 and 2006 respectively, primarily from loans previously held at Advantage Finance.
Impaired loans (in thousands) were as follows:

	2007	2006
Year-end loans with no allocated allowance for loan losses	$1,715	$1,843
Year-end loans with allocated allowance for loan losses	1,730	424

Total	$3,445	$2,267

Amount of the allowance for loan losses allocated	$436	$76

	2007	2006	2005
Average of impaired loans during the year	$2,560	$2,370	$1,452
Income recognized on impaired loans	137	14	2
Cash-basis interest recognized on impaired loans	137	14	2
Non-performing loans (in thousands) were as follows:

	2007	2006
Loans past due over 90 days still on accrual	$5	$283
Nonaccrual loans	3,445	1,984
NOTE 4 — ALLOWANCE FOR LOAN LOSS
Activity in the allowance for loan loss (in thousands) was as follows:

	2007	2006	2005
Beginning balance	$2,015	$2,755	$2,503
Provision for loan loss	1,332	435	1,355
Loans charged off	(1,287)	(1,474)	(1,440)
Recoveries of loans previously charged off	351	299	337

Ending balance	$2,411	$2,015	$2,755

32.

NOTE 5 — PREMISES AND EQUIPMENT
Year-end premises and equipment (in thousands) were as follows:

	2007	2006
Land	$1,191	$1,191
Buildings	8,390	8,429
Furniture and equipment	4,748	4,754
Construction in process	118	—

Total	14,447	14,374
Accumulated depreciation	5,759	4,872

Premises and equipment, net	$8,688	$9,502

NOTE 6 — DEPOSITS
At year-end 2007, scheduled maturities of time deposits (in thousands) were as follows:

2008	$88,881
2009	18,882
2010	5,444
2011	947
2012	1,522
2013 and thereafter	648

$116,324

NOTE 7 — FHLB ADVANCES
FHLB advances (in thousands) consisted of the following at year-end:

	Current
	Interest
	Rate	2007	2006
FHLB daily variable advance, with monthly interest payments: matures March 2008	4.26%	$5,000	—

Total FHLB advances		$5,000	$—

33.

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank’s qualified mortgage loan and commercial and agricultural real estate loan portfolios. At December 31, 2007, the loans pledged for FHLB advances had a carrying value of $43,721,000.
NOTE 8 — INCOME TAXES
The provision for income taxes (in thousands) consists of:

	2007	2006	2005
Current provision	$(428)	$196	$639
Deferred provision (benefit)	(169)	294	(195)

Total income tax expense (credit)	$(597)	$490	$444

Year-end deferred tax assets and liabilities (in thousands) consist of:

	2007	2006
Items giving rise to deferred tax assets
Allowance for loan losses in excess of tax reserve	$487	$355
Deferred compensation	183	141
Unrealized loss on securities available for sale	17	217
Nonaccrual loan interest	79	27
Other	48	3

Total	814	743

Items giving rise to deferred tax liabilities
Depreciation	(170)	(188)
Deferred loan fees and costs	(162)	(53)
FHLB stock dividend	(280)	(280)
Prepaid expenses and other	(80)	(69)

Total	(692)	(590)

Net deferred tax benefit/(liability)	$122	$153

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	2007	2006	2005
Tax at statutory rates	$(305)	$772	$717
Increase (decrease) in tax resulting from:
Tax-exempt income	(311)	(249)	(233)
Other	19	(33)	(40)

Total income tax expense (credit)	$(597)	$490	$444

34.

At December 31, 2007 and 2006 the Corporation had no reportable income tax expense relating to security gains. Income tax expense relating to net security gains totaled approximately $11,000 at year-end 2005.
NOTE 9 — STOCK OPTION PLAN
The Corporation’s stock option plan expired on January 1, 2007. The plan enabled the Board of Directors to grant stock options to executive officers of the Corporation and its subsidiaries. A total of 165,000 options on common shares were available to be granted pursuant to the plan. Stock options were granted at a price not less than the fair market value of the Corporation’s common shares at the date of grant for terms up to, but not exceeding ten years from the grant date. Vesting occurs after five years.
A summary of the Corporation’s stock options activity and related information follows:

		2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	31,819	$26.04	34,849	$25.21	35,567	$25.13
Granted	—	—	2,000	26.75	—	—
Exercised	—	—	(2,195)	23.64	(193)	17.57
Forfeited or expired	(15,491)	25.33	(2,835)	18.23	(525)	22.75

Outstanding at end of year	16,328	$26.71	31,819	$26.04	34,849	$25.21

Options exercisable at year-end	14,328		27,613		32,283

Weighted average fair value of options granted during the year	n/a		4.16		n/a

The value of options awarded in 2006 was based upon the Black Scholes model using a computed volatility factor of 11.96% over the previous five years, an average historical dividend rate of 3.03%, and a risk-free U.S. Treasury yield for the five-year term of 4.37%.
Options outstanding at year-end 2007 were as follows.

	Outstanding		Exercisable
		Weighted Average		Weighted
Range of		Remaining		Average
Exercise		Contractual		Exercise
Prices	Number	Life	Number	Price
$22 - $25	6,078	2.79 years	6,078	24.07
$26 - $30	10,250	2.37 years	8,250	28.64

Outstanding at year-end	16,328		14,328

35.

NOTE 10 — SALARY DEFERRAL — 401(k) PLAN
The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation). In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation’s matching and discretionary contributions were $89,000, $88,000 and $43,000 for the years ended December 31, 2007, 2006 and 2005, respectively.
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
Standby letters of credit are conditional commitments to guarantee a customer’s performance to a third party.
The following is a summary of commitments to extend credit (in thousands) at year-end 2007 and 2006:

	2007	2006
Commitments to extend commercial credit	$14,478	$12,757
Commitments to extend consumer credit	11,653	11,655
Standby letters of credit	282	2,156

	$26,413	$26,568

	2007	2006
Fixed rate	$5,435	$813
Variable rate	20,978	25,755

	$26,413	$26,568

36.

At year-end 2007, the fixed rate commitments had a range of rates from 4.25% to 25.00%, and a weighted average term to maturity of 3.6 months. At year-end 2006, the fixed rate commitments had a range of rates from 4.00% to 25.00%, and a weighted average term to maturity of 9.7 months.
At year-end 2007 and 2006, reserves of $25,000 were required as deposits with the Federal Reserve Bank or as cash on hand. These reserves do not earn interest.
NOTE 12 — REGULATORY MATTERS
The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators regarding components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the Corporation’s financial statements.
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

	Capital to risk-weighted assets		Tier 1 capital
	Total	Tier 1	to average assets
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%
At year-end 2007, actual capital levels and minimum required levels for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Bank	$23,538	11.1%	$16,927	8.0%	$21,158	10.0%

Tier 1 capital (to risk weighted assets)
Bank	$21,127	10.0%	$8,463	4.0%	$12,695	6.0%

Tier 1 capital (to average assets)
Bank	$21,127	7.9%	$10,710	4.0%	$13,387	5.0%
At year-end 2006, actual capital levels and minimum required levels for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Bank	$23,366	11.0%	$16,988	8.0%	$21,235	10.0%

Tier 1 capital (to risk weighted assets)
Bank	$21,351	10.1%	$8,494	4.0%	$12,741	6.0%

Tier 1 capital (to average assets) Bank	$21,351	7.4%	$11,608	4.0%	$14,510	5.0%

37.

The Bank was categorized as well capitalized at year-end 2007. Management believes that no events have occurred since the last regulatory determination that would change the capital category.
Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the Bank’s retained earnings. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. At year-end 2007, approximately $6,611,000 of the Bank’s retained earnings was available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation and Bank’s regulatory capital requirements. At December 31, 2007 no dividends from the Bank to the Corporation could be made without prior approval from the Bank’s regulator.
NOTE 13 — RELATED PARTY TRANSACTIONS
Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2007 and 2006 respectively. A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

2007
Beginning balance	$1,949
New loans and advances	96
Change in status	(59)
Payments	(104)

Ending balance	$1,882

Deposit accounts of directors and executive officers of the Corporation totaled $1,280,000 and $373,000 at December 31, 2007 and 2006 respectively.
NOTE 14 — FAIR VALUES OF FINANCIAL INSTRUMENTS
The estimated year-end fair values of financial instruments (in thousands) were as follows:

	2007		2006
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets
Cash equivalents and federal funds sold	$6,544	$6,544	$10,818	$10,818
Securities available for sale	49,489	49,489	51,773	51,733
Loans, net of allowance for loan loss	192,128	193,765	192,407	192,772
Accrued interest receivable	1,250	1,250	1,329	1,329

Financial liabilities
Demand and savings deposits	$(122,186)	$(122,186)	$(124,501)	$(124,501)
Time deposits	(116,324)	(116,509)	(125,164)	(125,041)
Borrowed funds	(5,000)	(5,013)	—	—
Accrued interest payable	(386)	(386)	(398)	(398)

38.

The following assumptions were used for purposes of the previous disclosures of estimated fair value. The carrying amount is considered to estimate fair value for cash and cash equivalents, for loans that contractually reprice at intervals of less than six months, for demand and savings deposits, and for accrued interest. Securities fair values are based on quoted market prices for the individual securities or for equivalent securities. The fair values of fixed- rate loans, loans that reprice less frequently than each six months, borrowed funds and time deposits are estimated using a discounted cash flow analysis using year-end market interest rates for the estimated life and credit risk. The estimated fair value of commitments is not material.
NOTE 15 — OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss) components and related taxes (in thousands) were as follows.

	2007	2006	2005
Unrealized holding gains and losses on available-for-sale securities	$587	$420	$(1,039)
Less reclassification adjustments for gains and losses later recognized in income	—	—	31

Net unrealized gains and losses	587	420	(1,070)
Tax effect	200	143	(364)

Other comprehensive income (loss)	$387	$277	$(706)

NOTE 16 — EARNINGS PER SHARE
Weighted average shares used in determining basic and diluted earnings per share are as follows:

	2007	2006	2005
Weighted average shares outstanding during the year	1,140,370	1,157,192	1,165,853

Dilutive effect of stock options	—	1,983	2,716

Weighted average shares considering dilutive effect	1,140,370	1,159,175	1,168,569

There were 13,200 stock options that were not considered in computing diluted earnings per share because they were anti-dilutive at December 31, 2006 and 2005 respectively. At December 31, 2007, no dilution exists due to the Corporation’s net loss position.
NOTE 17 — PARENT CORPORATION STATEMENTS
The following are condensed financial statements of Commercial Bancshares, Inc.:
CONDENSED BALANCE SHEETS
December 31, 2007 and 2006
(Dollars in thousands)

	2007	2006
ASSETS
Cash on deposit with subsidiary	$38	$31
Investment in common stock of subsidiaries	21,120	20,951
Other assets	108	1,465

Total assets	$21,266	$22,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities & shareholders’ equity	$21,266	$22,447

39.

NOTE 17 — PARENT CORPORATION STATEMENTS (continued)
CONDENSED STATEMENTS OF INCOME
Year ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

	2007	2006	2005
INCOME
Dividends from Bank subsidiary	$1,440	$2,280	$886
Other income	49	30	—

Total income	1,489	2,310	886

EXPENSES
Professional fees	89	79	32
Other	75	63	32

Total expenses	164	142	64

Tax (benefit)	(48)	(38)	(22)

Income (loss) before equity in undistributed earnings of subsidiaries	1,373	2,206	844
Equity in undistributed earnings of subsidiaries (distribution from subsidiaries in excess of net income)	(1,672)	(426)	823

NET INCOME (LOSS)	$(299)	$1,780	$1,667

CONDENSED STATEMENTS OF CASH FLOW
Years ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(299)	$1,780	$1,667
Adjustments to reconcile net income (loss) to net cash from operating activities Equity in undistributed earnings of subsidiaries	1,672	426	(823)
Other	(94)	(1,167)	42

Net cash from operating activities	1,279	1,039	886

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of BOLI	1,454	—	—
Capital infusion from/(to) subsidiary	(1,454)	—	273

Net cash from investing activities	—	—	273

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock / options exercised	10	59	25
Treasury repurchase of common stock	(417)	(318)	(361)
Cash dividends paid	(865)	(879)	(886)

Net cash from financing activities	(1,272)	(1,138)	(1,222)

Net change in cash	7	(99)	(63)
Cash at beginning of period	31	130	193

Cash at end of period	$38	$31	$130

40.

NOTE 18 — QUARTERLY INFORMATION (Unaudited)
The following quarterly information (in thousands, except per share data) is provided for the three-month periods ending as follows:

2007	March 31,	June 30,	September 30,	December 31,
Total interest income	$4,447	$4,481	$4,496	$4,458
Total interest expense	2,050	2,080	2,155	2,086

Net interest income	$2,397	$2,401	$2,341	$2,372

Provision for loan losses	276	435	240	381
Net income (loss)	$61	$(169)	$60	$(251)
Basic earnings (loss) per common share	0.06	(0.15)	0.05	(0.22)
Diluted earnings (loss) per common share	0.06	(0.15)	0.05	(0.22)

2006	March 31,	June 30,	September 30,	December 31,
Total interest income	$4,805	$4,908	$4,766	$4,671
Total interest expense	1,988	2,160	2,223	2,117

Net interest income	$2,817	$2,748	$2,543	$2,554

Provision for loan losses	180	105	98	52
Net income	$515	$511	$309	$445
Basic earnings per common share	0.44	0.44	0.27	0.39
Diluted earnings per common share	0.44	0.44	0.27	0.39
SHAREHOLDER INFORMATION
The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

	Dividends
2007	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$26.00	$27.55
Three months ended June 30	0.19	25.75	27.00
Three months ended September 30	0.19	25.00	27.20
Three months ended December 31	0.19	25.00	32.00

	Dividends
2006	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$26.00	$30.00
Three months ended June 30	0.19	26.70	30.00
Three months ended September 30	0.19	26.85	27.50
Three months ended December 31	0.19	26.00	28.00
Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.
The Corporation has 1,136,396 outstanding shares of common stock held by approximately 1,650 shareholders as of December 31, 2007. The Corporation paid cash dividends March, June, September and December totaling $0.76 per share in 2007 and $0.76 per share in 2006.

41.

Performance Graph
The following graph compares the yearly percentage change and the cumulative total shareholder return on the Company’s stock during the five year period ended December 31, 2007 with the cumulative total return on the Russell 3000 index, and on two industry indices for banks of comparable size. The industry indices include the SNL $100M — $500M Over-The-Counter Bulletin Board (OTC-BB) and Pink Sheet Bank index, and the SNL $500M Bank index. The comparison assumes $100 was invested on January 1, 2003 in the Company’s shares and in each of the indicated indices and assumes reinvestment of dividends.

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Commercial Bancshares	$100.00	$116.53	$121.55	$128.12	$132.95	$130.30
Russell 3000	$100.00	$131.06	$146.71	$155.69	$180.16	$189.42
SNL $100M — $500M Pink Sheets	$100.00	$135.83	$164.17	$182.32	$199.57	$178.22
SNL Banks < $500M	$100.00	$145.97	$168.49	$178.39	$187.41	$152.17

42.

COMMERCIAL BANCSHARES, INC.
DIRECTORS EMERITUS
B. E. Beaston
David Crow
Hazel Franks
William T. Gillen
Frederick Reid
William E. Ruse
COMMERCIAL BANCSHARES, INC.
EXECUTIVE OFFICERS
Robert E. Beach, President and Chief Executive Officer
Scott A. Oboy, Executive Vice President, Chief Financial Officer
COMMERCIAL SAVINGS BANK OFFICERS
EXECUTIVE OFFICERS
Robert E. Beach, President and Chief Executive Officer
Susan E. Brown, Senior Vice President, Chief Retail Banking Officer
Scott A. Oboy, Executive Vice President, Chief Financial Officer
Steven M. Strine, Senior Vice President, Chief Lending Officer
Mark Udin, Senior Vice President, Chief Operations Officer
TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT
Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
E-Mail: info@rtco.com
Website: www.rtco.com
ANNUAL MEETING
The annual shareholders’ meeting will be held Wednesday, May 7, 2008 at 4:30 p.m. in the main office of The Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

43.

COMMERCIAL BANCSHARES, INC.
BOARD OF DIRECTORS

Michael A. Shope – Chairman	Retired CFO, Walbro Corporation
Norwalk, Ohio

Robert E. Beach	President and CEO of Commercial
Bancshares, Inc. and the Commercial
Savings Bank, Upper Sandusky, Ohio

Daniel E. Berg	Director of Operations, Tower Automotive

J. William Bremyer	Foot and Ankle Surgery
Mercy Health Systems, Tiffin, Ohio

Lynn R. Child	CEO, Aardvark, Inc. and CentraComm
Communications, LLC, Findlay, Ohio

Mark Dillon	President and CEO, Fairborn U.S.A., Inc.
Upper Sandusky, Ohio

Edwin G. Emerson	Of Counsel, Shumaker, Loop & Kendrick, LLP
Toledo, Ohio

Deborah J. Grafmiller	State Certified General Appraiser
Professional Appraisal Service
Findlay, Ohio

Kurt D. Kimmel	President/Co-owner, Kimmel Cleaners
Upper Sandusky, Ohio

Stanley K. Kinnett	President and CEO, Dixie-Southern
Duette, Florida

Michael A. Mastro	General Partner, TLM, Limited
General Partner, TLM II, Limited
President, Micalo, Inc.
President, ALMA, Inc.
President, Lomi Enterprises, LLC
President, BWW
Findlay, Ohio

Richard Sheaffer	President, R.A. Sheaffer, Inc.
Morral, Ohio

44.