Form 10-K, Exhibit 13
period 2008-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2009-03-31
CIK 1009976

EXHIBIT 13
COMMERCIAL BANCSHARES, INC.
Upper Sandusky, Ohio
ANNUAL REPORT
December 31, 2008
CONTENTS

President’s Letter	1

Comparative Summary of Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	21

Consolidated Financial Statements	22

Notes to Consolidated Financial Statements	27

Shareholder Information	43

Officers	44

Board of Directors	45

December 31, 2008
Dear Shareholders:
While it was a difficult year for the banking industry we were able to experience a significant turnaround at Commercial Bancshares, Inc. with net income of $1,301,000, which is $1,600,000 above last year. I discussed a year ago how we would be reviewing our distribution system and overall efficiency while increasing accountability in all areas. We hired a Human Resource firm to evaluate our performance appraisal process thus increasing accountability and enhancing our sales culture. We utilized the results of a bank wide performance study, which resulted in the sale of our Westerville Branch deposits of approximately $6,000,000 while retaining a Loan Production Office in Worthington. We also used the study results to right size the Bank, which substantially improved our efficiency. Throughout 2008 we were able to increase our net interest margin by 32 basis points while maintaining deposits net of the Westerville sale and realizing a marginal increase in loans.
We will be relocating our Barks Road Marion Office during October 2009 to a much larger and renovated office only 1/3 mile from our existing office with better visibility and access. We are also evaluating other opportunities as they arise and are looking to profitably grow the bank. We will have challenges in 2009 given the current recession and substantially increased FDIC premiums. Thankfully we have a strong bank with a good capital base, which allows us to continue lending and doing business as usual during a time when many banks are struggling. This gives us an opportunity to grow and expand our market share while maintaining a disciplined approach to underwriting and expenses.
Thank you for your ongoing support and I look forward to seeing you on May 13th at our annual meeting.
Sincerely,

Robert E. Beach,
President and Chief Executive Officer

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

	2008	2007	2006	2005	2004
YEAR-END BALANCES
Total assets	$259,795	$266,225	$273,692	$303,447	$296,650

Total securities	38,323	49,489	51,773	56,931	59,883

Loans, net	195,465	192,128	192,407	224,926	211,690

Total deposits	231,668	238,511	249,665	248,506	249,174

Total borrowed funds	5,000	5,000	—	32,970	24,600

Total shareholders’ equity	21,305	21,266	22,447	21,525	21,786

Book value per outstanding share	18.75	18.71	19.50	18.55	18.58

Shares outstanding	1,136,397	1,136,397	1,151,335	1,160,338	1,172,782

RESULTS OF OPERATIONS
Interest income	$16,294	$17,882	$19,150	$18,045	$16,600
Interest expense	(6,277)	(8,371)	(8,488)	(6,303)	(5,207)

Net interest income	10,017	9,511	10,662	11,742	11,393
Provision for loan loss	(1,127)	(1,332)	(435)	(1,355)	(1,486)
Other income	2,659	2,244	2,443	2,487	2,473
Salaries and employee benefits	(5,298)	(5,776)	(5,308)	(5,339)	(5,180)
Other expenses	(4,762)	(5,543)	(5,092)	(5,424)	(5,237)

Income (loss) before income taxes	1,489	(896)	2,270	2,111	1,963
Applicable income (taxes) benefit	(188)	597	(490)	(444)	(439)

Net income (loss)	$1,301$	(299)	$1,780	$1,667	$1,524

PER SHARE DATA
Net income (loss)
Basic	$1.14	$(0.26)	$1.54	$1.43	$1.30

Diluted	$1.14	$(0.26)	$1.54	$1.43	$1.29

Cash dividend paid	$0.76	$0.76	$0.76	$0.76	$0.76

FINANCIAL RATIOS
Return on average total assets	0.50%	-0.11%	0.61%	0.57%	0.55%
Return on average shareholders’ equity	6.09%	-1.37%	8.09%	7.63%	7.04%
Average shareholders’ equity to average total assets	8.15%	8.11%	7.56%	7.43%	7.75%

Dividend payout	66.38%	n/a	49.40%	53.14%	58.71%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INTRODUCTION
This financial review presents management’s discussion and analysis of the consolidated financial condition of the Corporation and its wholly owned subsidiaries, Commercial Savings Bank and Commercial Financial Insurance Agency, LTD at December 31, 2008 and 2007, and the consolidated results of operations for each of the years in the three year period ended December 31, 2008. This discussion should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this annual report and on Form 10K.
The Corporation’s profitability is dependent to a large extent upon net interest income which is the difference between the interest received on earning assets, such as loans, securities and federal funds sold, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. The earnings and growth of the Corporation are subject to the influence of domestic and foreign economic conditions such as inflation, recession and unemployment. Lending and deposit activities are significantly influenced by regional and local factors, customer demands and preferences, competition among lenders, interest rate conditions and prevailing market rates on competing funds and investments.
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
The registrant is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on the liquidity, capital resources or operations except as discussed herein. Furthermore, the Corporation is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.
FORWARD-LOOKING STATEMENTS
Management’s discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, but are not limited to, economic conditions (both generally and more specifically in the markets in which the Corporation operates), competition for customers from other financial service providers, government legislation and regulation, changes in interest rates, the Corporation’s ability to originate quality loans, collect delinquent loans and attract and retain deposits, the impact of the Corporation’s growth or lack thereof, the Corporation’s ability to control costs, and new accounting pronouncements, all of which are difficult to predict and many of which are beyond the control of the Corporation. The words “may,” “could,” “should,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “continue,” and similar expressions as they relate to the Corporation or its management are intended to identify such forward-looking statements.

CRITICAL ACCOUNTING POLICIES
The Corporation has established various accounting policies, which govern the application of accounting principals generally accepted in the United States in the preparation of its financial statements. Certain accounting policies are important to the portrayal of the Corporation’s financial condition since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, without limitation, changes in interest rates, in local and national economic conditions or the financial condition of borrowers. The Corporation’s most significant accounting policies are discussed in detail in Note 1 to the Consolidated Financial Statements. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management views the determination of the allowance for loan losses and the valuation of financial instruments to be critical accounting policies.
Allowance for loan losses — Accounting for loan classifications, accrual status, and determination of the allowance for loan losses is based on regulatory guidance. This guidance includes, but is not limited to, generally accepted accounting principles, guidance issued by the Securities and Exchange Commission, the uniform retail credit classification and account management policy issued by the Federal Financial Institutions Examination Council, and the joint policy statement on the allowance for loan losses methodologies, issued by the Federal Financial Institutions Examination Council, Federal Deposit Insurance Corporation, and various other regulatory agencies. Management considers a number of factors (specific credit factors in the loan portfolio and general and local economic factors) in determining the appropriate estimate for the allowance for loan losses.
Factors relative to specific credits include a customer’s payment history, a customer’s recent financial performance, an assessment of the value of collateral held, the financial strength and commitment of any guarantors, and any other issues that may impact a customer’s ability to meet their obligations.
Economic factors that are considered include levels of unemployment and inflation, specific business closings in the Corporation’s market area, the impact of weather or environmental conditions, especially relative to agricultural borrowers and other matters that may have an impact on the economy as a whole.
In addition to specific and economical factors, management considers its historical losses, risk ratings, loans past due, trends in delinquencies, charge-offs and recoveries, portfolio concentrations, and other subjective factors.
Based on the above guidelines, management believes the allowance of $2,483,000 is sufficient to cover probable identified credit losses associated with the loan portfolio at December 31, 2008. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Corporation’s non-performing or performing loans. Material additions to the allowance for loan losses would result in a decrease in net income and capital and could have a material adverse effect on the Corporation’s financial condition and results of operations.
Fair Values of Financial Instruments — Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

OVERVIEW
The Corporation reported net income of $1,301,000 for 2008 compared to a net loss of $299,000 for 2007. Net income increased $1,600,000 in 2008 as a result of an increase in net interest income of $506,000, a decrease in the provision for loan losses of $205,000, an increase in noninterest income of $415,000 along with a reduction in the Corporation’s operating costs of $1,259,000 and an increase in income tax expense of $785,000. Net income for 2007 decreased $2,079,000 from $1,780,000 for 2006. The decrease in net income in 2007 was primarily the result of a decrease in net interest income of $1,151,000, an increase to the provision for loan losses of $897,000, a decrease in noninterest income of $199,000 and an increase in operating expenses of $919,000. Basic earnings per share were $1.14 for 2008 compared to ($0.26) for 2007 and $1.54 for 2006.
A primary goal of the Corporation is to grow net interest income and noninterest income while adequately managing credit risk, interest rate risk and expenses. The efficiency ratio measures noninterest expense to net interest income plus noninterest income. A lower efficiency ratio is indicative of higher bank performance. The Corporation’s efficiency ratios, on a fully taxable equivalent basis, were 77.10%, 93.17% and 77.36% for the years ending December 31, 2008, 2007 and 2006 respectively.
The table “Comparative Summary of Selected Financial Data” illustrates the components of ROA and ROE over the previous five years. Return on average assets (ROA) measures how effectively the Corporation utilizes its assets to produce net income. The Corporation’s net income in 2008 resulted in an ROA of 0.50%, an increase over the (0.11%) ROA for 2007 and a decrease from the 0.61% ROA reported for 2006. Return on average equity (ROE) indicates the amount of net income earned in relation to the total equity invested. The Corporation’s ROE was 6.09% for 2008 compared to (1.37%) for 2007 and 8.09% for 2006.
The Corporation’s primary sources of revenue are generated by its earning assets while its major expenses are produced by the funding of these assets with interest-bearing liabilities. Effective management of these sources and uses of funds while maintaining a minimum amount of interest rate risk and credit risk is necessary to remain profitable. Average earning assets decreased 2.70% or $6,572,000 to $236,654,000 in 2008 from $243,226,000 in 2007, following an 8.68% or $23,109,000 decline in 2007 from 2006. Average interest-bearing liabilities, the primary source of funds supporting the earning assets, decreased 3.29% or $7,359,000 to $216,633,000 in 2008 from $223,992,000 in 2007, which follows an 8.77% or $21,534,000 decline in 2007 from 2006. The decline in average earning assets in 2008 was primarily the result of a $7,568,000 decrease in average taxable securities and a decrease of $3,228,000 in average federal funds invested. These decreases were partially offset by a $4,442,000 increase in average total loans as investment funds were used to fund loan growth. The decline in average interest-bearing liabilities in 2008 was the result of a $6,288,000 decline in average interest-bearing demand accounts and a $5,635,000 decline in large certificates of deposit, partially offset by a $5,285,000 increase in average borrowed funds. Average earning assets declined in 2007 primarily as the result of a $19,985,000 decrease in average loans outstanding. The decline in average interest-bearing liabilities in 2007 was primarily the result of a $20,376,000 decrease in average Federal Home Loan Bank (“FHLB”) advances as excess funds from loan repayments were used to pay down outstanding debt. Additional information on each of the components of earning assets and interest-bearing liabilities is contained in the following sections of this report.

RESULTS OF OPERATIONS
Net Interest Income
Net interest income, the amount by which interest generated from earning assets exceeds the expense associated with funding those assets, is the Corporation’s most significant component of earnings. Net interest income was $10,017,000 in 2008, up 5.32% from $9,511,000 earned in 2007 following a decrease of 10.80% or $1,151,000 in 2007 from $10,662,000 earned in 2006. Net interest income on a fully taxable equivalent basis was $10,390,000 in 2008, up 4.90% from $9,905,000 earned in 2007, following a decrease of 9.94% in 2007 from $10,998,000 earned in 2006. When net interest income is presented on a fully tax-equivalent basis, interest income from tax-exempt earning assets is increased by the amount equivalent to the federal income taxes which would have been paid if this income were taxable at the statutory federal tax rate of 34% for companies of similar size.
Net interest income is impacted by both changes in the amount and composition of interest earning assets and interest-bearing liabilities as well as changes in market interest rates. Interest income on a fully tax-equivalent basis was $16,667,000 in 2008, a decrease of $1,609,000 or 8.80% from $18,276,000 earned in 2007. As shown in the “Volume/Rate Analysis” table, a decrease of $1,399,000 in interest income was due to lower average yields earned on outstanding loan balances while a decrease of $176,000 in interest income was due to lower average volume of federal funds invested, a decrease of $343,000 in interest income was due to lower average volume of securities available for sale offset by an increase of $309,000 in interest income due to a higher average volume of loans outstanding. Average securities available for sale, decreased $7,363,000 in 2008, primarily due to calls of U.S. Government Agencies and principal pay downs on mortgage-backed securities. Average loans outstanding increased $4,442,000 or 2.33% in 2008 with an increase of $2,703,000 in average commercial and agricultural loan balances, an increase of $7,066,000 in average consumer balances and an increase of $2,192,000 in average home equity balances offset by a decrease of $7,326,000 in average indirect finance loans and a decrease of $193,000 in average real estate loans. In 2008 the average yield earned on taxable securities decreased 12 basis points to 4.59%, the average yield on tax-exempt securities decreased 13 basis points to 6.01% while the average yield on the loan portfolio decreased 71 basis points to 7.46%. The average yield on federal funds invested decreased 238 basis points to 2.98%. The net result of average yields on all earning assets was a decrease of 47 basis points to 7.04% in 2008 from 7.51% in 2007.
Interest income on a fully tax-equivalent basis earned in 2007 was $18,276,000, a decrease of $1,210,000 or 6.21% from interest income of $19,486,000 in 2006. A decrease of $1,807,000 in interest income was primarily due to lower average volume of loans outstanding offset by a $597,000 increase in interest income due to higher overall average yields. Average taxable securities decreased $5,243,000 in 2007 primarily due to calls on U.S. Government Agencies and scheduled principal pay downs on mortgage-backed securities offset by an increase of $1,652,000 in average tax-exempt securities. Average loans outstanding decreased $19,985,000 or 9.49% in 2007 with a decrease of $8,056,000 in average commercial and agricultural loan balances, a decrease of $11,618,000 in average indirect finance loans and a decrease of $1,225,000 in average real estate loans offset by an increase of $852,000 in average consumer loans and an increase of $62,000 in average home equity loans. In 2007 the average yield on taxable securities increased 17 basis points to 4.71%, the average yield on tax-exempt securities increased 3 basis points to 6.14% while the average yield on the loan portfolio increased 22 basis points to 8.17%. The average yield on federal funds invested increased 27 basis points to 5.36%. The net result of average yields on all earning assets was an increase of 19 basis points to 7.51% in 2007 from 7.32% in 2006.
Interest expense decreased $2,094,000 or 25.01% to $6,277,000 in 2008 from $8,371,000 in 2007. A decrease of $1,812,000 in interest expense was due to lower rates paid on deposit balances and borrowed funds while a decrease of $548,000 in interest expense was due to lower average volume of deposit accounts offset by an increase of $266,000 in interest expense due to higher average volume of borrowed funds. Average deposit balances decreased $12,235,000 or 5.00% in 2008 with a decrease of $6,288,000 or 7.25% in average interest-bearing transaction accounts, a decrease of $5,635,000 or 13.61% in large certificate of deposit balances, a decrease of $1,040,000 or 1.68% in smaller certificate of deposit balances and a decrease of $301,000 or 1.91% in average savings balances offset by an increase of $620,000 or 3.55% in average individual retirement accounts. Average interest rates paid on deposit balances decreased 202 basis points in 2008 primarily in interest-bearing transaction accounts with a decrease of 155 basis points to 1.80% in 2008 from 3.35% in 2007. Average interest rates paid on borrowings decreased 236 basis points to 3.19% in 2008 from 5.55% in 2007. The net result of average interest rates paid on all interest- bearing liabilities was a decrease of 84 basis points to 2.90% in 2008 from 3.74% in 2007.

Interest expense decreased $117,000 or 1.38% to $8,371,000 in 2007 from $8,488,000 in 2006. A decrease of $1,108,000 in interest expense was due to lower average volume of interest-bearing balances primarily due to the repayment of FHLB advances offset by an increase of $991,000 in interest expense primarily due to an increase in average interest rates paid on certificates of deposit balances. Average deposit balances decreased $1,431,000 or 0.58% in 2007 with a decrease of $6,778,000 or 9.89% in smaller certificates of deposit balances, a decrease of $2,368,000 or 5.41% in large certificates of deposit balances and a decrease of $1,294,999 or 7.59% in average savings account balances offset by an increase of $8,424,000 or 10.75% in average interest-bearing demand transaction accounts and an increase of $775,000 or 4.64% in average individual retirement accounts. Average borrowed funds decreased $20,293,000 or 95.91%. Average interest rates paid on interest-bearing deposits increased 92 basis points in 2007 primarily in certificate of deposit accounts with an increase of 53 basis points to 4.45% in 2007 from 3.92% in 2006. Average interest rates paid on borrowed funds increased 63 basis points to 5.55% in 2007 from 4.92% in 2006. The net result of average interest rates paid on all interest-bearing liabilities was an increase of 28 basis points to 3.74% in 2007 from 3.46% in 2006.
The Corporation’s net interest margin on a fully taxable equivalent basis increased 32 basis points to 4.39% in 2008 from 4.07% in 2007 compared to a decrease of 6 basis points in 2007 from 4.13% in 2006.
The Federal Open Market Committee (“FOMC”) of the Federal Reserve aggressively lowered the targeted federal funds rate during the first quarter of 2008 by 200 basis points from 4.25% to 2.25%. The FOMC further reduced the federal funds rate another 200 basis points to 0.25% between the second and fourth quarters of 2008 from 2.25%. The average targeted federal funds rate was 2.39% for the twelve months in 2008 compared to 5.86% in 2007. The average prime lending rate was 5.09% for the twelve months in 2008 compared to 8.05% in 2007.
Provision for Loan Losses
Provisions for loan losses are charged against earnings to bring the total allowance for loan losses to a level considered adequate by management based on periodic reviews of the following factors; historical experience, the volume and type of lending conducted by the Corporation, industry standards, the level and status of past due and non-performing loans, general economic conditions in the Corporation’s lending areas and inherent credit risks related to the collectibility of the Corporation’s loan portfolio. During 2008, the Corporation provided $1,127,000 to the reserve for loan losses, a decrease of $205,000 or 15.39% from $1,332,000 in 2007 compared to an increase of $897,000 from $435,000 in 2006. Loan charge-offs, net of recoveries were $1,055,000 during 2008, an increase of $119,000 or 12.71% from net charge-offs of $936,000 in 2007. Net charge-offs decreased $239,000 or 20.34% in 2007 from net charge-offs of $1,175,000 in 2006.
Noninterest Income
Noninterest income has been and will continue to be an important factor for improving the Corporation’s profitability. Management continues to evaluate areas where noninterest income can be improved. The primary sources of noninterest income are service fees and overdraft charges generated from deposit accounts, ATM processing fees, commission-based income, the net gain or (loss) on the sale of repossessed assets and fixed assets. Noninterest income increased $415,000 or 18.49% to $2,659,000 for 2008 from $2,244,000 in 2007 compared to a decrease of $199,000 or 8.15% in 2007 from $2,443,000 in 2006. The following discussion highlights the significant changes impacting noninterest income.

Overdraft fees increased $42,000 or 4.29% to $1,032,000 for 2008 from $990,000 in 2007 compared to an increase of $175,000 or 21.47% for 2007 from $815,000 in 2006. Service charges and fees on deposit accounts for various services related to customer convenience increased $78,000 or 32.39% to $319,000 for 2008 from $241,000 in 2007 compared to a decrease of less than $1,000 or 0.27% from 2006. The increase in 2008 is primarily due to the increase in the monthly administrative fees charged on deposit accounts along with an increase in fees relating to the Corporation’s cash management service implemented in 2007. During the fourth quarter of 2008, the Corporation sold its branch office in Westerville, Ohio. The Westerville office had not met performance or profitability goals since opening in 2001 and no longer fit in with the Corporation’s redefined strategic plan. The deposits sold with the Westerville branch totaled $6,049,000. No loans were sold in the transaction. The Corporation received a premium of $363,000 from the sale of deposits. Offsetting the increase in noninterest income is the decrease in origination income of $41,000 or 19.54% to $170,000 for 2008 from $211,000 in 2007 compared to a decrease of $112,000 or 34.71% for 2007 from $323,000 in 2006. Growing concern over the stability of the financial markets in general has led to a widespread tightening of credit, and the current state of the nation’s overall economy has directly impacted the economies of the Corporation’s market areas. With the continued softening in the real estate market, the decline in noninterest income pertaining to mortgage loan originations is expected to continue.
The following tables provide an analysis of the average balances, yields and rates on interest earning assets and interest-bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.
VOLUME / RATE ANALYSIS

	2008 Compared to 2007			2007 Compared to 2006
	Increase / (Decrease)			Increase / (Decrease)
		Change	Change		Change	Change
	Total	due to	due to	Total	due to	due to
(Dollars in thousands)	Change	Volume	Rate	Change	Volume	Rate
Federal funds invested	$(190)	$(176)	$(14)	$12	$2	$10
Securities
Taxable	(385)	(356)	(29)	(186)	(238)	52
Tax exempt (1)	(13)	13	(26)	107	101	6
Loans (2)	(1,021)	309	(1,330)	(1,143)	(1,672)	529

Total interest income	(1,609)	(210)	(1,399)	(1,210)	(1,807)	597

Deposits
Interest-bearing demand	(1,455)	(276)	(1,179)	562	222	340
Savings deposits	(4)	(1)	(3)	—	(4)	4
Time deposits	(783)	(271)	(512)	313	(329)	642
Borrowed funds	148	266	(118)	(992)	(997)	5

Total interest expense	(2,094)	(282)	(1,812)	(117)	(1,108)	991

Net interest income	$485	$72	$413	$(1,093)	$(699)	$(394)

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
Noninterest expense
Total noninterest expense decreased $1,259,000 or 11.12% to $10,060,000 for 2008 from $11,319,000 in 2007 compared to an increase of $919,000 or 8.84% for 2007 from $10,400,000 in 2006. Compensation, payroll taxes and fringe benefits, the largest component of operating expenses, decreased $478,000 or 8.28% to $5,298,000 for 2008 from $5,776,000 in 2007 compared to an increase of $468,000 or 8.82% for 2007 from $5,308,000 in 2006. The decline in personnel expense for 2008 is primarily due to a decrease in salary expense of $546,000 resulting from a reduction in staff of approximately 20 full time equivalent employees (FTE) during the second quarter of 2008 to improve the Corporation’s overall efficiency and profitability. Contributing factors to the increase during 2007 were severance paid of $84,000 in settlement of an executive officer separation agreement, normal salary increases of $361,000, an increase in payroll taxes of $16,000 relative to increased wages and an increase in heath insurance of $68,000.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

	2008			2007			2006
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
(Dollars in thousands)	Balance (4)	Expense	Yield	Balance (4)	Expense	Yield	Balance (4)	Expense	Yield

Federal funds invested	$605	$18	2.98%	$3,883	$208	5.36%	$3,852	$196	5.09%
Securities
Taxable (1)	23,681	1,087	4.59	31,249	1,472	4.71	36,492	1,658	4.54
Tax exempt (1)	19,774	1,188	6.01	19,569	1,201	6.14	17,917	1,094	6.11
Loans (2) (3)	192,594	14,374	7.46	188,525	15,395	8.17	208,074	16,538	7.95

Total earning assets	236,654	16,667	7.04%	243,226	18,276	7.51%	266,335	19,486	7.32%

Other assets	25,412			26,020			24,725

Total assets	$262,066			$269,246			$291,060

Deposits
Interest-bearing demand deposits	$80,471	1,452	1.80%	$86,759	2,907	3.35%	$78,335	2,346	2.99%
Savings deposits	15,464	48	0.31	15,765	52	0.33	17,060	51	0.30
Time deposits	114,548	4,581	4.00	120,603	5,364	4.45	128,973	5,051	3.92
Borrowed funds	6,150	196	3.19	865	48	5.55	21,158	1,040	4.92

Total interest- bearing liabilities	216,633	6,277	2.90%	223,992	8,371	3.74%	245,526	8,488	3.46%

Noninterest-bearing demand deposits	22,167			21,758			21,948
Other liabilities	1,911			1,667			1,575
Shareholders equity	21,355			21,829			22,011

Total liabilities and shareholders’ equity	$262,066			$269,246			$291,060

Net interest income		$10,390			$9,905			$10,998

As a percentage of earning assets:
Net interest income			4.39%			4.07%			4.13%

(1)
Securities include federal funds sold for purposes of this yield table. Average yields on all securities have been computed based on amortized cost. Income on tax-exempt securities has been computed on a fully taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $373,000, $394,000 and $336,000 for 2008, 2007 and 2006 respectively.

(2)
Average balance is net of deferred loan fees of $94,000, $76,000, and $94,000 for 2008, 2007 and 2006 respectively, as well as $1,163,000, $2,554,000, and $4,693,000 of unearned income for the same years.

(3)	Average loan balances include non-accruing loans.

(4)	Average balances are computed on an average daily basis.
Premises and equipment expense decreased $148,000 or 8.65% to $1,563,000 for 2008 from $1,711,000 in 2007 compared to an increase of $294,000 or 20.75% for 2007 from $1,417,000 in 2006. The decrease in 2008 is due primarily to the decline in depreciation expense due to some computer equipment becoming fully depreciated. The increase in 2007 is primarily reflecting the additional expense pertaining to the operations center’s first full year in operation after opening in July 2006.
Data processing decreased $299,000 or 52.83% to $267,000 during 2008 from $566,000 in 2007. This expense was projected to decrease significantly once the operations center was complete at which time data processing would be handled internally.

Professional fees represent legal, audit and outside consulting services paid by the Corporation. Professional fees decreased $134,000 or 21.30% to $495,000 during 2008 from $629,000 in 2007 due primarily from a reduction in costs relating to the Sarbanes Oxley 404 compliance in 2008, as the professional costs associated with the first year implementation were higher in 2007.
Other factors contributing to the overall increase in noninterest expense during 2007 was impairment losses of $68,000 taken against the Advantage Finance building located in Marion, Ohio. The building was sold during the third quarter of 2008 at a loss of $18,000. During 2007 losses were incurred in the disposal of Advantage Finance fixed assets totaling approximately $55,000 along with disposal losses of $13,000 in fixed assets held at the Carey branch due to water damage caused by flooding in August 2007. Structural damages rendered the building inoperable necessitating approximately $275,000 in capital expenditures to reopen the office in January 2008.
The Corporation generated taxable income of $1,489,000, resulting in a tax provision of $188,000 for 2008 compared to a net loss, before taxes of $896,000 in 2007 giving way to a tax credit of $597,000. In 2006, the Corporation reported taxable income of $2,270,000 resulting in a tax provision of $490,000. These changes reflect the difference in the Corporation’s profitability for the periods as well as differences in the effective tax rate. The difference between the Corporation’s effective tax rate and the statutory rate is primarily attributable to the Corporation’s tax-exempt income. Tax-exempt income includes income earned on certain municipal investments that qualify for state and/or federal income tax exemption and the Corporation’s earnings on Bank-owned life insurance policies, which are exempt from federal taxation. Further analysis of income taxes is presented in Note 8 of the “Notes to Consolidated Financial Statements.”
FINANCIAL CONDITION
Total assets decreased 2.42% or $6,430,000 in 2008 to $259,795,000 from $266,252,000 in 2007. At December 31, 2008 the Corporation held $38,323,000 in securities available for sale compared with $49,489,000 at December 31, 2007, resulting in a decrease of $11,166,000 or 22.56%. The decline in securities available for sale is primarily due to calls of U.S. Government Agencies of $7,650,000 along with principal pay downs and repayments of mortgage-backed securities. The decline in fair value is due to changes in market interest rates. The Corporation expects that the principal and interest on these securities are fully collectible and will retain its investment for a period of time to allow for any anticipated recovery in market value. Securities are classified as available for sale because it is management’s intent to hold the securities for an indefinite period of time and/or to use the securities as part of the Corporation’s asset/liability management strategy. Securities available for sale include securities that may be sold to effectively manage interest rate risk exposure, prepayment risk and other factors such as liquidity requirements. These available for sale securities are reported at fair value with unrealized aggregate appreciation/depreciation excluded from income and credited/charged to accumulated other income/(loss) within shareholders’ equity on a net of tax basis.
Gross loans at December 31, 2008 totaled $197,948,000, up 1.75% or $3,409,000 from $194,539,000 at December 31, 2007. Commercial and agricultural loans increased $2,309,000 or 1.66% to $141,266,000 at year-end 2008, from $138,957,000 at year-end 2007. Real estate loans of $8,921,000 increased $341,000 or 3.97% during 2008 from $8,580,000 at year-end 2007. Consumer loans of $21,596,000 increased $3,096,000 or 16.74% during 2008 from $18,500,000 at December 31, 2007. Home equity loans increased $3,084,000 or 16.10% to $22,244,000 during 2008 from $19,160,000 at December 31, 2007. Indirect finance loans decreased $5,421,000 or 58.03% to $3,921,000 at December 31, 2008 from $9,342,000 at December 31, 2007 due to the planned run off of this portfolio.

Loans
Year-end loans (in thousands) were as follows:

	2008	2007	2006	2005	2004
Commercial loans	$141,266	$138,957	$136,230	$154,267	$140,348
Real estate loans — residential	8,921	8,580	9,117	10,907	10,959
Consumer and credit card loans	21,596	18,499	12,440	15,255	21,449
Home equity loans	22,244	19,160	17,551	18,982	18,331
Indirect finance loans	3,921	9,343	19,084	28,270	23,106

Total loans	$197,948	$194,539	$194,422	$227,681	$214,193

The above schedule presents the outstanding principal balances of the Corporation’s loan portfolio at year-end for the periods shown. Commercial and agricultural loans make up the largest percent of the Bank’s loan portfolio. At December 31, 2008 commercial and agricultural loans comprised 71.37% of total loans compared to 71.43% and 70.07% at year-end 2007 and 2006 respectively. Consumer and home equity loans make up a small percent of the Corporation’s current portfolio of loans but both groups show steady growth over the past three years.
The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2008.

	One Through	Over
One Year or Less	Five Years	Five Years
$19,059	$22,742	$99,465
Of the commercial loans included in the preceding schedule with maturities exceeding one year, $18,290,000 have fixed rates to maturity, while $103,917,000 have adjustable rates.
The Corporation’s loan portfolio represents its largest and highest yielding earning assets. It also contains the most risk of loss. This risk is due mainly to changes in borrowers’ primary repayment capacity, general economic conditions, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and continued personnel training.
Allowance for loan losses
The allowance for loan losses, in accordance with generally accepted accounting principles in the United States, is maintained at a level believed adequate to absorb losses deemed probable by management. The adequacy of the allowance is determined by management’s review of the following: the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and the prevailing economic conditions. This review, conducted on a regular basis, is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Loan balances deemed uncollectible are charged against the allowance while any subsequent recoveries of loans previously charged off and provisions for loan losses are added to the allowance. If negative trends and expectations of management do not materialize, the allowance may be relatively high to the actual performance of the loan portfolio, which may lead to the reduction of future provisions. Conversely, if positive trends and expectations of management are unrealized, the provision for loan losses in the current period may be insufficient and may require increases to future provisions. Due to the inherent nature of this estimate, management cannot provide assurance that it will not significantly increase or decrease the allowance for loan losses, which could materially and adversely affect earnings. The allowance for loan losses totaled $2,483,000 at December 31, 2008, an increase of $72,000 or 2.99% from $2,411,000 at December 31, 2007. The ratio of the allowance for loan losses to total loans outstanding was 1.25% at December 31, 2008 compared to 1.24% at year-end 2007. The ratio of net charge-offs to average outstanding loans at December 31, 2008 was 0.54% compared to 0.49% at December 31, 2007. Net charge-offs in the commercial loan portfolio for 2008 were $596,000, up $323,000 or 118.32% from $273,000 in 2007. Net charge-offs in the real estate loan portfolio were $35,000 for 2008, an increase of $13,000 or 59.09% from $22,000 in 2007. Net charge-offs in the consumer loan portfolio were $424,000 for 2008, a decrease of $217,000 or 33.85% from $641,000 in 2007.

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

	2008	2007	2006	2005	2004
Balance at beginning of period	$2,411	$2,015	$2,755	$2,503	$2,503
Loans charged off:
Commercial	(690)	(501)	(302)	(354)	(642)
Real estate	(35)	(22)	(101)	—	(71)
Consumer	(554)	(764)	(1,071)	(1,086)	(1,072)

Total loans charged off	(1,279)	(1,287)	(1,474)	(1,440)	(1,785)

Recoveries of loans previously charged off:
Commercial	94	228	69	75	164
Real estate	—	—	13	—	—
Consumer	130	123	217	262	135

Total loan recoveries	224	351	299	337	299

Net loans charged off	(1,055)	(936)	(1,175)	(1,103)	(1,486)
Provision charged to operating expense	1,127	1,332	435	1,355	1,486

Balance at end of period	$2,483	$2,411	$2,015	$2,755	$2,503

Ratio of net charge-offs to average loans outstanding for period	0.54%	0.49%	0.56%	0.51%	0.72%
Loans are placed on nonaccrual status when management believes the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged off. Nonaccrual loans increased $1,910,000 or 55.44% to $5,355,000 at December 31, 2008 from $3,445,000 at December 31, 2007 compared to an increase of $1,461,000 or 73.64% during 2007 from $1,984,000 at December 31, 2006.

The market areas in which the Corporation does business are under economic pressure. As of September 30, 2008, Ohio was ranked second in the nation with the largest losses at Fannie Mae of $101,000,000 and had an unemployment rate of 5.9%, 1.2% above the national rate of 4.7%. In the latest report of the Mortgage Bankers Association, home foreclosures reached an all-time high nationwide in the third quarter with Ohio leading the nation in percentage of loans in foreclosure and ninth in delinquencies not yet in foreclosure. Management is monitoring the situation closely however, future adjustments to the Corporation’s allowance for loan losses may be necessary if economic conditions continue to weaken. Additions to the allowance for loan losses would result in a decrease in net income and capital and could have a material adverse effect on the Corporation’s financial condition and results of operation. The impairment of a loan occurs when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured as the difference between the recorded investment in the loan and the evaluation of the present value of expected future cash flows or the observable market price of the loan. Loans that are collateral dependent, that is, loans where repayment is expected to be provided solely by the underlying collateral, and for which management has determined foreclosure is probable, are measured for impairment based on the fair value of the collateral. Management’s general practice is to charge down impaired loans to the fair value of the underlying collateral of the loan, so no specific loss allocations are necessary for these loans. The allowance for loan losses, specifically related to impaired loans at December 31, 2008 and December 31, 2007 was $375,000 and $436,000 respectively, related to loans with principal balances of $1,588,000 and $1,162,000. Interest income on impaired loans is recognized after all past due and current principal payments have been made. The Corporation received cash payments for interest related to these loans of $51,000 and $137,000 for December 31, 2008 and 2007 respectively.
The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.
Percentage of Loans in Each Category to Total Loans

	December 31, 2008		December 31, 2007		December 31, 2006		December 31, 2005		December 31, 2004
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
Loan Type	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial	$1,772	71%	$1,679	71%	$1,112	69%	$1,269	68%	$1,268	65%
Real estate	67	05	64	04	177	14	195	13	148	14
Consumer	644	24	668	25	726	17	1,291	19	1,087	21
Unallocated	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a

Total	$2,483	100%	$2,411	100%	$2,015	100%	$2,755	100%	$2,503	100%

Commercial loans and commercial real estate loans that are classified as substandard or doubtful are subject to review through the internal loan review process. Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis. Such loans include residential first mortgage, home equity, automobile, and credit card loans.
Total non-performing loans include impaired loans on nonaccrual status along with those loans still accruing that are contractually past due 90 days or more. Non-performing loans at December 31, 2008 totaled $5,355,000 compared to non-performing loans of $3,450,000 at year-end 2007. At December 31, 2008, non-performing commercial loans made up 84.20% or $4,509,000 of all non-performing loans.
The following schedule summarizes impaired and non-performing loans (in thousands) as of December 31,

	2008	2007	2006	2005	2004

Impaired loans	$5,355	$3,445	$2,267	$1,912	$1,283

Loans accounted for on a non-accrual basis (includes substantially all impaired loans)	$5,355	$3,445	$1,984	$1,912	$1,283
Accruing loans, which are contractually past due 90 days or more as to interest or principal payments	0	5	283	124	80

Total non-performing loans	$5,355	$3,450	$2,267	$2,036	$1,363

Non-performing loans to Allowance for losses	2.16	1.43	1.13	0.74	0.54
As of December 31, 2008, there were no other interest-bearing assets that would be required to be disclosed in the table above, if such assets were loans.

Securities
The Corporation’s securities portfolio has been structured in such a way as to maintain a prudent level of liquidity while also providing an acceptable rate of return. All securities are classified as available for sale and are carried at fair value. While the Corporation’s focus is to generate interest revenue primarily through loan growth, management continues to monitor its investment portfolio, investing excess funds as required to increase yields and provide pledgeable collateral for possible borrowings. Total securities available for sale were $38,323,000 at December 31, 2008, a decrease of $11,166,000 or 22.56% from $49,489,000 at December 31, 2007 compared to a decrease of $2,284,000 during 2007 from $51,773,000 at December 31, 2006. The decrease in securities available for sale during 2008 reflects the principal pay downs and prepayments of mortgage-backed securities of $3,392,000 along with a decrease of $7,650,000 from calls of U.S. Government Agencies. These funds were used to fund loan growth as well as decreases in deposits. During 2007 principal pay downs and repayments of mortgage-backed securities totaled $4,101,000 offset with purchases of $1,537,000 in tax-exempt securities. Securities available for sale were 14.75% of total assets at year-end 2008 compared with 18.59% and 18.92% at December 31, 2007 and 2006 respectively. At December 31, 2008, there were no concentrations of securities of any one issuer, whose carrying value exceeded 10% of shareholders’ equity.
Summarized below is the carrying value of securities available for sale (in thousands) as of December 31,

	2008	2007	2006
U.S. Treasury and U.S. Government Agency securities	$1,007	$8,530	$8,383
Obligations of states and political subdivisions	19,299	19,767	18,469
Mortgage-backed securities	15,759	19,021	22,750
Equity investments	2,258	2,171	2,171

	$38,323	$49,489	$51,773

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) by category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2008:

			Maturing		Maturing
	Maturing in		After One		After Five		Maturing
	One Year		Year Through		Years Through		After
	or Less		Five Years		Ten Years		Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and U.S. Government Agency securities	$1,007	3.18%	$—	n/a	$—	n/a	$—	n/a
Obligations of states and political subdivisions	2,244	6.85%	8,750	5.73%	6,427	5.89%	1,878	6.01%
Mortgage-backed securities	15	4.88%	1,008	3.67%	2,893	4.27%	11,843	4.71%

Total	$3,266	5.71%	$9,758	5.52%	$9,320	5.38%	$13,721	4.88%

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

Premises and equipment
Premises and equipment decreased $766,000 or 8.82% to $7,922,000 at December 31, 2008 from $8,688,000 at December 31, 2007 compared to a decrease of $814,000 or 8.57% during December 31, 2007 from $9,502,000 at December 31, 2006. The decrease in premises in equipment during 2008 reflects depreciation of $1,031,000, sales and disposals of $583,000 offset by $848,000 in capital purchases. The increase in premises and equipment during the prior year reflects depreciation of $1,125,000, sales and disposals of $137,000 offset by $448,000 in capital purchases.
Other assets
Other assets totaled $8,116,000 at December 31, 2008, a decrease of $10,000 or 0.12% from $8,126,000 at year-end 2007. The decrease in other assets is primarily due to a decrease of $318,000 or 43.66% in deferred tax assets due to a tax refund of $295,000 in the fourth quarter of 2008, partially offset by an increase to Bank-owned life insurance of $268,000.
Other real estate owned (“OREO”) and other repossessed assets is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. OREO represents properties acquired by the Corporation through loan defaults by customers. During 2008, four properties were held in OREO with an initial value of $101,000 and disposed of at a loss of $23,000. As of December 31, 2008, the Corporation held one property in OREO with a carrying value of $8,000. There were no properties held in OREO at year-end 2007.
Deposits and borrowings
The Corporation offers a variety of deposit accounts with a wide range of interest rates and terms. The Corporation relies primarily on its high quality customer service, sales programs, customer referrals and advertising to attract and retain these deposits. Deposits provide the primary source of funding for the Corporation’s lending and investment activities, and the interest paid for deposits must be managed carefully to control the level of interest expense. Deposits were $231,668,000 at December 31, 2008, a decrease of $6,843,000 or 2.87% from $238,511,000 at December 31, 2007 compared to a decrease of $11,154,000 during 2007 from $249,665,000 at December 31, 2006. The weighted average interest rate for all interest-bearing funds was 2.90% and 3.74% at December 31, 2008 and 2007 respectively. Time deposits, with balances of $100,000 or more, totaled $41,246,000 and $38,204,000 at December 31, 2008 and 2007 respectively.
The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2008:

Three months or less	$3,709
Over three months through six months	7,828
Over six months through twelve months	15,122
Over twelve months	14,587

Total	$41,246

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31,

	2008		2007		2006
	Average	Average	Average	Average	Average	Average
	Amount	Rate	Amount	Rate	Amount	Rate
Interest-bearing demand deposits	$80,471	1.80%	$86,759	3.35%	$78,335	2.99%
Savings deposits	15,464	0.31	15,765	0.33	17,060	0.30
Time deposits	114,548	4.00	120,603	4.45	128,973	3.92
Demand deposits (noninterest-bearing)	22,167		21,758		21,948

Total	$232,650		$244,885		$246,316

The Corporation’s deposit products include passbook savings accounts, demand deposit accounts, NOW accounts, money market deposit accounts, certificate of deposits and individual retirement accounts. The decrease in deposit balances for 2008, reflected to some degree, the shifting of deposit balances due to drastic cuts to the short-term interest rates as customers sought out higher yielding deposit products. Interest-bearing transaction accounts decreased $13,307,000 or 15.80% from $84,233,000 at December 31, 2007 to $70,926,000 at December 31, 2008 primarily in premier checking and business money market products. Savings and time deposits increased $6,571,000 or 7.03% from 93,529,000 at December 31, 2007 to 100,100,000 at year-end 2008. The increase in time deposits consisted of an increase of $6,265,000 in certificates of deposits, an increase of $3,042,000 in large certificate of deposits and an increase of $1,367,000 in individual retirement accounts offset by a decrease of $1,061,000 in savings accounts. Noninterest-bearing balances decreased $3,149,000 or 13.97% from $22,545,000 at December 31, 2007 to $19,396,000 at December 31, 2008. The Corporation has become more susceptible to short-term fluctuations in deposit flows as consumers become more interest rate conscious. The ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.
CAPITAL RESOURCES
Shareholders’ equity increased $39,000 or 0.18% from $21,266,000 at December 31, 2007 to $21,305,000 at December 31, 2008. During 2008 an adjustment resulting from the adoption of a new accounting principle reduced retained earnings by $323,000. This constitutes a one-time adjustment to recognize compensation costs pertaining to endorsement split-dollar life insurance policies that provide a benefit to an employee extending to postretirement periods. During 2008 the Corporation returned 66.38% of earnings though dividends of $864,000 at $0.57 per share. Total shareholders’ equity to total assets was 8.15% at December 31, 2008 compared to 8.11% at year-end 2007.
Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. Regulations require all banks to have a minimum total risk-based capital ratio of 8.0%, with half of the capital composed of core capital. Minimum leverage ratios range from 3.0% to 5.0% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution’s balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interest that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution’s Tier 1 capital with certain limitations in meeting the total risk-based capital requirements. At December 31, 2008, the Bank’s total risk-based capital ratio and leverage ratio were 11.3% and 8.1%, thus exceeding the minimum regulatory requirements. At December 31, 2007, the ratios were 11.1% and 7.9%.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Corporation has certain obligations and commitments to make future payments under contract.
At December 31, 2008 the aggregate contractual obligations and commitments are:

	Payments Due by Period
Contractual obligations		Less Than			After
(In thousands)	Total	One Year	1-3 Years	3-5 Years	5 Years
Time deposits and certificates of deposit	$126,999	$77,626	$37,399	$11,806	$168
Borrowed funds	5,000	—	5,000	—	—

Total	$131,999	$77,626	$42,399	$11,806	$168

	Amount of Commitment — Expiration by Period
Other commitments		Less Than			After
(In thousands)	Total	One Year	1-3 Years	3-5 Years	5 Years
Commitments to extend commercial credit	$11,172	$5,819	$1,719	$138	$3,496
Commitments to extend consumer credit	11,363	383	1,033	4,339	5,608
Standby letters of credit	150	150	—	—	—

Total	$22,685	$6,352	$2,752	$4,477	$9,104

Other obligations/commitments include the deferred compensation plan, Index plan reserve and split dollar life insurance. The timing of payments for these plans is unknown. See Note 1 for additional details.
Items listed under “Contractual obligations” represent standard bank financing activity under normal terms and practices. Such funds normally rollover or are replaced by like items depending on then-current financing needs. Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source’s failure to provide sufficient financing, the bank would be called upon to fill the need. The Corporation is also continually engaged in the process of approving new loans in a bidding competition with other banks. Management and Board committees approve the terms of these potential new loans with conditions and/or counter terms made to the applicant customers. Customers may accept the terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered, and would be required to be funded if accepted. Such agreements represent approximately $3,865,000 at year-end 2008, in varying maturity terms.

LIQUIDITY
Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments, and other corporate needs. The Corporation’s liquidity, primarily represented by cash, cash equivalents and federal funds sold, is a result of its operating, investing and financing activities which are summarized in the Condensed Consolidated Statements of Cash Flows. Primary sources of funds are deposits, prepayments and maturities of outstanding loans and securities. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and industry competition. Funds are primarily utilized to meet ongoing commitments, satisfy operational expenses, payout maturing certificates of deposit and savings withdrawals and fund loan demand, with excess funds being invested in short-term, interest earning assets. Additional funds are generated through Federal Home Loan Bank advances, overnight borrowings and other sources. The Corporation’s liquidity ratio at December 31, 2008 was 6.02% compared to 7.7% at December 31, 2007. Another measure of liquidity is the relationship of net loans to deposits and borrowed funds with lower ratios indicating greater liquidity. At December 31, 2008 the ratio of net loans to deposits and borrowed funds was 82.6% compared to 78.9% at December 31, 2007. The Corporation generated $3,826,000 in cash from operations in 2008, an increase of $1,965,000 from $1,861,000 in 2007. The increase in cash from operations in 2008 was primarily the result of an increase in net income, including increases in net interest income and noninterest income and decreases in noninterest expense. Total cash of $3,826,000 from operating activities in 2008 and $11,034,000 in proceeds from maturities and repayments of securities along with proceeds from asset sales was used to fund loan growth, capital expenditures and satisfy deposit withdrawals. In 2007 the combined cash from operations and investing activities of $3,152,000 was used to reinvest in tax-exempt securities, fund loans and capital expenditures. In 2006 total cash of $3,488,000 from operating activities along with $31,637,000 in proceeds from maturities and repayments of outstanding loan balances was used primarily to satisfy FHLB borrowings. Net cash flows resulted in an increase of $2,390,000 in cash and fed fund sold in 2008 compared to a decrease of $4,274,000 in cash equivalents and fed funds from 2007. Net cash flows resulted in an increase of $4,213,000 for the same period in 2006. Liquidity is monitored and closely managed by the Asset-Liability Management Committee (ALCO). Management believes that its sources and levels of liquidity are adequate to meet the needs of the Corporation.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk refers to the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, commodity prices, and other relevant market rates and prices. Management seeks to reduce fluctuations in its net interest margin and to optimize net interest income with acceptable levels of risk through periods of changing interest rates. Accordingly, the Corporation’s interest rate sensitivity and liquidity are monitored on an ongoing basis by its Asset and Liability Committee (“ALCO”). ALCO establishes risk measures, limits and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. A variety of measures are used to provide for a comprehensive view of the magnitude of interest rate risk, the distribution of risk, the level of risk over time and the exposure to changes in certain interest rate relationships. ALCO continuously monitors and manages the balance between interest rate sensitive assets and liabilities. The objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may lengthen or shorten the duration of assets or liabilities. Management considers market interest rate risk to be one of the Corporation’s most significant ongoing business risk considerations.
One method used to manage interest rate risk is a rate sensitivity gap analysis, which monitors the relationship between the maturity and repricing of its interest earning assets and interest-bearing liabilities. The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A “positive gap” occurs when the amount of interest rate-sensitive assets maturing or repricing within a given period exceeds the amount of interest-sensitive liabilities maturing or repricing within the same period. Conversely, a “negative gap” occurs when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management monitors its gap position in order to maintain earnings at an acceptable level. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial and real estate loan portfolios vary based on U.S. Treasury rates and the prime commercial lending rates published by The Wall Street Journal. Consumer loans have primarily fixed rates of interest, except for home equity loans. At year-end 2008, as well as year-end 2007, the Corporation’s gap position was negative as more deposits were set to re-price in the coming year than assets.

Principal/Notional Amount with expected Maturities in:
(Dollars in thousands)
For the Year Ended December 31, 2008:

								Fair
	2009	2010	2011	2012	2013	Thereafter	Total	Value
Rate-sensitive assets:
Fixed interest rate loans	$5,421	$6,041	$6,814	$8,240	$8,772	$19,752	$55,040	$53,826
Average interest rate	8.28%	8.85%	8.43%	7.14%	7.13%	8.49%	8.08%
Variable interest rate loans	$10,342	$2,453	$435	$2,010	$6,222	$121,446	$142,908	$139,813
Average interest rate	5.55%	5.79%	6.74%	6.11%	5.74%	6.55%	6.42%
Fixed interest rate securities	$1,039	$570	$667	$142	$1,236	$27,761	$31,415	$31,415
Average interest rate	3.16%	6.65%	4.25%	4.89%	2.87%	4.95%	4.83%
Variable interest rate securities	$—	$—	$—	$—	$—	$6,908	$6,908	$6,908
Average interest rate						4.74%	4.74%
Rate-sensitive liabilities:
Noninterest-bearing deposits	$4,849	$3,879	$2,909	$2,425	$2,425	$2,909	$19,396	$19,396
Int-bearing demand deposits	$15,500	$15,500	$15,500	$15,500	$15,500	$7,773	$85,273	$85,273
Average interest rate	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%
Interest-bearing time deposits	$77,628	$23,724	$13,675	$1,619	$10,187	$166	$126,999	$130,025
Average interest rate	3.51%	3.80%	4.34%	4.71%	4.41%	2.34%	3.74%
Fixed interest rate borrowings	$—	$5,000	$—	$—	$—	$—	$5,000	$5,142
Average interest rate		3.36%					3.36%
Variable interest rate borrowings	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate
For the Year Ended December 31, 2007:

								Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Value
Rate sensitive assets:
Fixed interest rate loans	$6,339	$5,558	$7,973	$8,627	$4,852	$17,971	$51,320	$51,751
Average interest rate	10.27%	10.22%	10.21%	8.83%	8.06%	8.43%	9.16%
Variable interest rate loans	$11,676	$1,618	$2,539	$524	$3,170	$123,692	$143,219	$144,425
Average interest rate	7.84%	7.52%	7.26%	9.31%	8.12%	7.43%	7.49%
Fixed interest rate securities	$45	$1,006	$632	$534	$1,141	$35,292	$38,650	$38,650
Average interest rate	3.94%	3.19%	7.39%	4.49%	4.94%	4.35%	4.39%
Variable interest rate securities	$—	$—	$—	$—	$—	$10,839	$10,839	$10,839
Average interest rate						4.80%	4.80%
Rate sensitive liabilities:
Noninterest-bearing deposits	$5,636	$4,509	$3,381	$2,819	$2,819	$3,381	$22,545	$22,545
Int-bearing demand deposits	$18,112	$18,112	$18,112	$18,112	$18,112	$9,081	$99,641	$99,641
Average interest rate	2.62%	2.62%	2.62%	2.62%	2.62%	2.62%	2.62%
Interest-bearing time deposits	$88,881	$18,882	$5,444	$946	$1,522	$649	$116,324	$116,509
Average interest rate	4.51%	4.63%	4.49%	4.59%	4.81%	3.56%	4.53%
Fixed interest rate borrowings	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate
Variable interest rate borrowings	$5,000	$—	$—	$—	$—	$—	$5,000	$5,013
Average interest rate	4.64%						4.64%
The tables above provides information about the Corporation’s financial instruments, used for purposes other than trading, which are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For core deposits (demand, interest-bearing checking, savings and money market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation’s historical experience, management’s judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors, and does not represent when the rates on these items may be changed. Weighted-average variable rates are based upon rates existing at the reporting date.

FAIR VALUE OF FINANCIAL INSTTRUMENTS
The estimates of fair values of securities and other financial instruments are based on a variety of factors. In some cases, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.
The estimated fair value of the Corporation’s financial assets was below carrying value by $4,309,000 at December 31, 2008 compared to $1,637,000 higher than carrying value at year-end 2007. The fair value of interest-bearing liabilities had a loss in value of $3,168,000 for the current year compared to a loss of $198,000 for the prior year, resulting in a net market loss of $7,477,000 for 2008 and a net market gain of $1,439,000 for 2007. Further information relating to the Corporation’s estimated fair value of its financial instruments is disclosed in Note 14 of the Consolidated Financial Statements.
IMPACT OF INFLATION
The financial data included herein has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which generally do not recognize changes in the relative value of money due to inflation or recession.
In management’s opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its capability to perform in today’s volatile economic environment. The Corporation seeks to insulate itself from interest rate volatility by ensuring that rate-sensitive assets and rate-sensitive liabilities respond to changes in interest rates in a similar period and to a similar degree.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Commercial Bancshares, Inc.
Upper Sandusky, Ohio
We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Columbus, Ohio
March 13, 2009

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

(Dollars in thousands)	2008	2007
ASSETS
Cash and cash equivalents	$5,357	$4,956
Federal funds sold	3,577	1,588

Cash equivalents and federal funds sold	8,934	6,544

Securities available for sale	38,323	49,489
Total loans	197,948	194,539
Allowance for loan losses	(2,483)	(2,411)

Loans, net	195,465	192,128
Premises and equipment, net	7,922	8,688
Accrued interest receivable	1,035	1,250
Other assets	8,116	8,126

Total assets	$259,795	$266,225

LIABILITIES
Deposits
Noninterest-bearing demand	$19,396	$22,545
Interest-bearing demand	70,926	84,233
Savings and time deposits	100,100	93,529
Time deposits $100,000 and greater	41,246	38,204

Total deposits	231,668	238,511
FHLB advances	5,000	5,000
Accrued interest payable	337	386
Other liabilities	1,485	1,062

Total liabilities	238,490	244,959

SHAREHOLDERS’ EQUITY
Common stock, no par value; 4,000,000 shares authorized, 1,178,938 shares issued in 2008 and 2007	11,282	11,233
Retained earnings	11,836	11,722
Deferred compensation plan shares; at cost, 22,126 shares in 2008 and 19,947 shares in 2007	(542)	(492)
Treasury stock; 42,541 shares in 2008 and 2007	(1,163)	(1,163)
Accumulated other comprehensive income (loss)	(108)	(34)

Total shareholders’ equity	21,305	21,266

Total liabilities and shareholders’ equity	$259,795	$266,225

See accompanying notes to consolidated financial statements.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Years ended December 31, 2008, 2007 and 2006

(Dollars in thousands, except per share data)	2008	2007	2006
Interest income
Interest and fees on loans	$14,374	$15,395	$16,538
Interest on securities:
Taxable	1,087	1,472	1,658
Nontaxable	815	807	758
Federal funds sold	18	208	196

Total interest income	16,294	17,882	19,150

Interest expense
Interest on deposits	6,081	8,323	7,448
Interest on borrowings	196	48	1,040

Total interest expense	6,277	8,371	8,488

Net interest income	10,017	9,511	10,662

Provision for loan losses	1,127	1,332	435

Net interest income after provision for loan loss	8,890	8,179	10,227

Noninterest income
Service fees and overdraft charges	1,896	1,754	1,541
Losses on repossessed asset sales, net	(21)	(51)	(61)
Other income	784	541	963

Total noninterest income	2,659	2,244	2,443

Noninterest expenses
Salaries and employee benefits	5,298	5,776	5,308
Premises and equipment	1,563	1,711	1,417
State and local taxes	374	397	404
Data processing	267	566	594
Professional fees	495	629	436
Software Maintenance	266	274	154
Other operating expense	1,797	1,966	2,087

Total noninterest expense	10,060	11,319	10,400

Income (loss) before income taxes	1,489	(896)	2,270
Income tax expense (credit)	188	(597)	490

Net income (loss)	$1,301	$(299)	$1,780

Basic earnings (loss) per common share	$1.14	$(0.26)	$1.54

Diluted earnings (loss) per common share	$1.14	$(0.26)	$1.54

See accompanying notes to consolidated financial statements.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF C HANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2008, 2007 and 2006

				Accumulated
				Other	Stock		Total
	Outstanding	Common	Retained	Comprehensive	Ownership	Treasury	Shareholders’
(Dollars in thousands)	Shares	Stock	Earnings	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2006	1,160,338	$11,159	$11,985	$(698)	$(424)	$(497)	$21,525
Comprehensive income:
Net income		—	1,780	—	—	—	1,780
Change in net unrealized gain (loss) on securities available for sale, net of reclassification & tax effect		—	—	277	—	—	277

Total comprehensive income							2,057

Cash dividends declared		—	(879)	—	—	—	(879)
Shares acquired for deferred compensation: 1,628 shares		44	—	—	(44)	—	—
Stock-based compensation	—	3	—	—	—	—	3
Purchase of treasury stock	(11,448)	—	—	—	—	(318)	(318)
Issuance of treasury stock under stock option plans	2,195	—	—	—	—	52	52
Issuance of treasury stock for deferred compensation plan	250	7	—	—	(7)	7	7

Balance at December 31, 2006	1,151,335	$11,213	$12,886	$(421)	$(475)	$(756)	$22,447

Comprehensive income:
Net loss		—	(299)	—	—	—	(299)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification & tax effect		—	—	387	—	—	387

Total comprehensive income							88

Cash dividends declared		—	(865)	—	—	—	(865)
Shares acquired for deferred compensation: 1,588 shares		32	—	—	(32)	—	—
Shares divested for deferred compensation: 956 shares		(25)	—	—	25	—	3
Stock-based compensation	—	3	—	—	—	—	3
Purchase of treasury stock	(15,320)	—	—	—	—	(417)	(417)
Issuance of treasury stock for deferred compensation plan	382	10	—	—	(10)	10	10

Balance at December 31, 2007	1,136,397	$11,233	$11,722	$(34)	$(492)	$(1,163)	$21,266

See accompanying notes to consolidated financial statements.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2008, 2007 and 2006

				Accumulated
				Other	Stock		Total
	Outstanding	Common	Retained	Comprehensive	Ownership	Treasury	Shareholders’
(Dollars in thousands)	Shares	Stock	Earnings	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2008	1,136,397	$11,233	$11,722	$(34)	$(492)	$(1,163)	$21,266

Comprehensive income:
Net income		—	1,301	—	—	—	1,301
Change in net unrealized gain (loss) on securities available for sale, net of reclassification & tax effect		—	—	(74)	—	—	(74)

Total comprehensive income							1,227

Cumulative effect of change in accounting for postretirement obligations		—	(323)	—	—	—	(323)
Cash dividends declared		—	(864)	—	—	—	(864)
Shares acquired for deferred compensation: 2,510 shares		58	—	—	(58)	—	—
Shares divested for deferred compensation: (331) shares		(8)	—	—	8	—	—
Stock-based compensation	—	(1)	—	—	—	—	(1)

Balance at December 31, 2008	1,136,397	$11,282	$11,836	$(108)	$(542)	$(1,163)	$21,305

See accompanying notes to consolidated financial statements.

COMMERCIAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2008, 2007 and 2006

(Dollars in thousands)	2008	2007	2006
Cash flows from operating activities
Net income (loss)	$1,301	$(299)	$1,780
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation	1,031	1,125	910
Provisions for loan loss	1,127	1,332	435
Deferred income taxes	(66)	(169)	294
Loss on sale of repossessed assets	21	51	61
Stock dividends on FHLB stock	(87)	—	(121)
Net amortization on securities	107	308	204
Amortization of intangible assets	—	4	17
Increased cash value of Bank-owned life insurance	(268)	(258)	(261)
Stock-based compensation	(1)	3	3
Changes in:
Interest receivable	214	79	111
Interest payable	(49)	(12)	68
Other assets and liabilities	496	(303)	(13)

Net cash from operating activities	3,826	1,861	3,488

Cash flows from investing activities
Securities available for sale
Purchases	—	(1,537)	(412)
Maturities and repayments	11,034	4,101	5,906
Net change in loans	(4,788)	(1,449)	31,637
Proceeds from sale of OREO and repossessed assets	291	487	599
Proceeds from sale of premises and equipment	583	137	136
Bank premises and equipment expenditures	(848)	(448)	(4,192)

Net cash from investing activities	6,272	1,291	33,674

Cash flows from financing activities
Net change in deposits	(6,844)	(11,154)	1,159
Proceeds from additional FHLB advances	20,440	5,000	8,000
Repayments of FHLB advances	(20,440)	—	(40,970)
Cash dividends paid	(864)	(865)	(879)
Issuance of common stock	—	10	7
Purchase of treasury stock	—	(417)	(318)
Options exercised	—	—	52

Net cash from financing activities	(7,708)	(7,426)	(32,949)

Net change in cash equivalents and federal funds sold	2,390	(4,274)	4,213
Cash equivalents and federal funds sold at beginning of year	6,544	10,818	6,605

Cash equivalents and federal funds sold at end of year	$8,934	$6,544	$10,818

Supplemental disclosures:
Cash paid for interest	$6,326	$8,382	$8,421
Cash paid for income taxes	—	—	223
Non-cash transfer of loans to foreclosed/repossessed assets	405	413	503
See accompanying notes to consolidated financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (the “Corporation”) and its wholly owned subsidiaries, Commercial Financial and Insurance Agency, LTD (“Commercial Financial”) and The Commercial Savings Bank (the “Bank”). The Bank also owns a 49.9% interest in Beck Title Agency, Ltd., which is accounted for using the equity method of accounting. All significant inter-company balances and transactions have been eliminated in consolidation.
Nature of Operations: Commercial Bancshares, Inc. is a financial holding corporation whose banking subsidiary, The Commercial Savings Bank, is engaged in the business of commercial and retail banking, with operations conducted through its main office and branches located in Upper Sandusky, Ohio and neighboring communities in Wyandot, Marion and Hancock counties. These market areas provide the source of substantially all of the Corporation’s deposit and loan activities. The Corporation’s primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.
Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States inherently involves the use of estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. These estimates relate principally to the determination of the allowance for loan losses, income taxes and the fair value of financial instruments. Such estimates and assumptions may change over time and actual amounts realized may differ from those reported.
Cash and Cash Equivalents: Cash and cash equivalents include cash, noninterest-bearing demand deposits with banks, and federal funds sold.
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
Allowance for Loan Losses: The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs, minus recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

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
Other Real Estate: Real estate acquired through foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell. Upon repossession, the value of the underlying loan is written down to the fair value of the real estate less estimated costs to sell by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged to operating expenses. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other expense.
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
Benefit Plans: Profit-sharing and 401(k) plan contributions are determined by a formula based on employee deferrals with additional contributions at the discretion of the Board of Directors.
Directors and executive officers of the Corporation are permitted to defer compensation paid for service to the Corporation under the Company’s Deferred Compensation Plan. Deferred compensation costs are expensed over the individual’s service period. Shares of the Corporation’s common stock that are held in trust for the benefit of deferred compensation plan participants may be available to the Corporation’s creditors in certain circumstances. Such shares acquired by the trustee are reported as a reduction to shareholders’ equity, with a corresponding increase to common stock. In addition to the Corporation’s stock, cash is also held in trust for the benefit of deferred compensation plan participants.
Split Dollar Life Insurance Arrangements: In September 2006, the FASB ratified the Emerging Issues Task Force’s (EITF) Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires companies to recognize a liability and related compensation costs for endorsement split-dollar life insurance policies that provide a benefit to an employee extending to postretirement periods. The liability should be recognized based on the substantive agreement with the employee. This Issue, effective January 1, 2008 could be applied as either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or a change in accounting principle through retrospective application to all periods. Upon adoption of Issue 06-4 in 2008, the Corporation recorded a cumulative-effect adjustment to retained earnings of $323,000, which is net of tax of $85,000.

Stock Compensation: The Corporation uses SFAS No. 123R, “Accounting for Stock-Based Compensation” to account for its stock option plan. SFAS No. 123R contains a fair-value based method for valuing stock-based compensation that measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period.
Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.
Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale. Accumulated other comprehensive income, which is recognized as a separate component of equity, consists solely of net unrealized gains and losses on available for sale securities, reported net of tax.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.
Earnings Per Share: Basic earnings per share (“EPS”), calculated by dividing net income by the weighted average number of common shares outstanding. The computation of diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The dilutive effect of stock options is considered in earnings per share calculations, if dilutive, using the treasury stock method.
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

NOTE 2 — SECURITIES
The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income (loss) was as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2008
Obligations of U.S. Government and federal agencies	$1,007	$7	$—
Obligations of state and political subdivisions	19,299	310	(415)
Mortgage-backed securities	15,759	59	(124)

Total debt securities available for sale	36,065	376	(539)
Equity investments	2,258	—	—

Total securities available for sale	$38,323	$376	$(539)

2007
Obligations of U.S. Government and federal agencies	$8,530	$—	$(106)
Obligations of state and political subdivisions	19,767	358	(34)
Mortgage-backed securities	19,021	2	(270)

Total debt securities available for sale	47,318	360	(410)
Equity investments	2,171	—	—

Total securities available for sale	$49,489	$360	$(410)

Contractual maturities of securities (in thousands) at year-end 2008 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value

Due less than one year	$1,726
Due after one year through five years	1,264
Due after five years through ten years	9,077
Due after ten years	8,239
Mortgage-backed securities	15,759
Equity investments	2,258

$38,323

Proceeds from maturities, calls and repayments of principal were $11,034,000, $4,101,000 and $5,906,000 in 2008, 2007 and 2006 respectively.

Information pertaining to securities with gross unrealized losses at December 31, 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
(in thousands)	Losses	Fair Value	Losses	Fair Value
Available for Sale Securities:
U.S. Government and Agency	$0	$0	$0	$0
State and political subdivisions	(415)	7,143	0	0
Mortgage-backed securities	(96)	7,585	(28)	1,071

Total Available for Sale	$(511)	$14,728	$(28)	$1,071

Information pertaining to securities with gross unrealized losses at December 31, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position is as follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
(in thousands)	Losses	Fair Value	Losses	Fair Value
Available for Sale Securities:
U.S. Government and Agency	$0	$0	$(106)	$8,530
State and political subdivisions	(20)	2,718	(14)	1,063
Mortgage-backed securities	(14)	1,484	(256)	17,310

Total Available for Sale	$(34)	$4,202	$(376)	$26,903

Unrealized losses on securities are considered temporary and have not been recognized into income because the issuers’ bonds are of high quality and the Corporation has the intent and ability to hold the securities for the foreseeable future. The fair value of the securities is impacted by marketplace liquidity and other factors that are considered to be temporary in nature. The fair value is expected to be recovered as the bonds approach the maturity date.
NOTE 3 — LOANS
Year-end loans (in thousands) were as follows:

	2008	2007

Commercial loans	$141,266	$138,957
Real estate loans — residential	7,000	7,356
Construction loans	1,921	1,224
Consumer and credit card loans	21,596	18,499
Home equity loans	22,244	19,160
Indirect finance loans	3,921	9,343

Total loans	$197,948	$194,539

At December 31, 2008 and 2007, total loans included loans to farmers for agricultural purposes of approximately $22,687,000 and $22,922,000 respectively.

Impaired loans (in thousands) were as follows:

	2008	2007
Year-end loans with no allocated allowance for loan losses	$3,767	$1,715
Year-end loans with allocated allowance for loan losses	1,588	1,730

Total	$5,355	$3,445

Amount of the allowance for loan losses allocated	$375	$436

	2008	2007	2006
Average of impaired loans during the year	$5,103	$2,560	$2,370
Income recognized on impaired loans	51	137	14
Cash-basis interest recognized on impaired loans	51	137	14
Non-performing loans (in thousands) were as follows:

	2008	2007
Loans past due over 90 days still on accrual	$—	$5
Nonaccrual loans	5,355	3,445
NOTE 4 — ALLOWANCE FOR LOAN LOSS
Activity in the allowance for loan loss (in thousands) was as follows:

	2008	2007	2006

Beginning balance	$2,411	$2,015	$2,755
Provision for loan loss	1,127	1,332	435
Loans charged off	(1,279)	(1,287)	(1,474)
Recoveries of loans previously charged off	224	351	299

Ending balance	$2,483	$2,411	$2,015

NOTE 5 — PREMISES AND EQUIPMENT
Year-end premises and equipment (in thousands) were as follows:

	2008	2007

Land	$1,070	$1,191
Buildings	8,249	8,390
Furniture and equipment	4,639	4,748
Construction in process	371	118

Total	14,329	14,447
Accumulated depreciation	6,407	5,759

Premises and equipment, net	$7,922	$8,688

NOTE 6 — DEPOSITS
At year-end 2008, scheduled maturities of time deposits (in thousands) were as follows:

2009	$77,626
2010	23,724
2011	13,675
2012	1,619
2013	10,187
2014 and thereafter	168

$126,999

NOTE 7 — FHLB ADVANCES
FHLB advances (in thousands) consisted of the following at year-end:

	Current
	Interest
	Rate	2008	2007
FHLB fixed rate advance, with monthly Interest payments; due June 2010	3.36%	$5,000	$—
FHLB daily variable advance, with monthly interest payments: matured March 2008	4.26%	$—	5,000

Total FHLB advances		$5,000	$5,000

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank’s qualified mortgage loans. At December 31, 2008, the loans pledged for FHLB advances had a carrying value of $25,583,000.
NOTE 8 — INCOME TAXES
The provision for income taxes (in thousands) consists of:

	2008	2007	2006

Current provision	$254	$(428)	$196
Deferred provision (benefit)	(66)	(169)	294

Total income tax expense (credit)	$188	$(597)	$490

Year-end deferred tax assets and liabilities (in thousands) consist of:

	2008	2007

Items giving rise to deferred tax assets
Allowance for loan losses in excess of tax reserve	$511	$487
Deferred compensation	272	183
Unrealized loss on securities available for sale	56	17
Nonaccrual loan interest	18	79
Other	25	48

Total	882	814

Items giving rise to deferred tax liabilities
Depreciation	(95)	(170)
Deferred loan fees and costs	(160)	(162)
FHLB stock dividend	(309)	(280)
Prepaid expenses and other	(91)	(80)

Total	(655)	(692)

Net deferred tax benefit/(liability)	$227	$122

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	2008	2007	2006

Tax at statutory rates	$506	$(305)	$772
Increase (decrease) in tax resulting from:
Tax-exempt income	(310)	(311)	(249)
Other	(8)	19	(33)

Total income tax expense (credit)	$188	$(597)	$490

At December 31, 2008, 2007 and 2006 the Corporation had no reportable income tax expense relating to security gains.
NOTE 9 — STOCK OPTION PLAN
The Corporation has stock options outstanding under its 1997 Commercial Bancshares Stock Option Plan. Authorization to make new awards under this plan expired on January 1, 2007. The plan enabled the Board of Directors to grant stock options to executive officers of the Corporation and its subsidiaries. A total of 165,000 options on common shares were available to be granted pursuant to the plan. Stock options were granted at a price not less than the fair market value of the Corporation’s common shares at the date of grant for terms up to, but not exceeding ten years from the grant date. Vesting occurs after five years.

A summary of the Corporation’s stock options activity and related information follows:

	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	16,328	$26.71	31,819	$26.04	34,849	$25.21
Granted	—	—	—	—	2,000	26.75
Exercised	—	—	—	—	(2,195)	23.64
Expired	(8,250)	28.64	(2,755)	25.70	(2,475)	17.57
Forfeited	(1,476)	25.46	(12,736)	23.64	(360)	22.75

Outstanding at end of year	6,602	$24.59	16,328	$26.71	31,819	$26.04

Options exercisable at year-end	5,602		14,328		27,613

Weighted average fair value of options granted during the year	n/a		n/a	4.16

Options outstanding at year-end 2008 were as follows.

	Outstanding		Exercisable
		Weighted Average		Weighted
		Remaining		Average
Range of Exercise Prices	Number	Contractual Life	Number	Exercise Price

$22 – $25	5,602	1.61 years	5,602	24.19
$26 – $30	1,000	7.00 years	0	0.00

Outstanding at year-end	6,602		5,602

NOTE 10 — BENEFIT PLANS
The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation). In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation’s matching and discretionary contributions were $85,000, $89,000 and $88,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Corporation has agreements with three former executives to provide post retirement benefits including split dollar life insurance arrangements and deferred compensation. The Corporation’s future obligations under the agreements have been provided for through the single purchase of split dollar life insurance policies on the executives. The Corporation has a liability recorded for the present value of the future benefits of approximately $571,000 and $130,000 at December 31, 2008 and 2007, respectively. As noted in Note 1, the Corporation recorded a cumulative-effect adjustment to the liability of $408,000 effective January 1, 2008 upon the adoption of EITF 06-4 related to these benefits. The Corporation recognized expense in connection with these benefits of $33,000 ($47,000) and $22,000 for the years ended December 31, 2008, 2007 and 2006, respectively.
The Corporation has deferred director fee arrangements with certain of its directors and executive officers. The amounts deferred under the arrangements are invested in the Corporation’s common stock and are maintained in a rabbi trust. The Corporation has 22,126 and 19,947 shares in the plan with a related obligation of $542,000 and $492,000 established within stockholders’ equity as of December 31, 2008 and 2007, respectively.
NOTE 11 — COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES
Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit that involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.
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
Standby letters of credit are conditional commitments to guarantee a customer’s performance to a third party.
The following is a summary of commitments to extend credit (in thousands) at year-end 2008 and 2007:

	2008	2007
Commitments to extend commercial credit	$11,172	$14,478
Commitments to extend consumer credit	11,363	11,653
Standby letters of credit	150	282

	$22,685	$26,413

	2008	2007
Fixed rate	$3,486	$5,435
Variable rate	19,199	20,978

	$22,685	$26,413

At year-end 2008, the fixed rate commitments had a range of rates from 3.85% to 25.00%, and a weighted average term to maturity of 17.8 months. At year-end 2007, the fixed rate commitments had a range of rates from 4.25% to 25.00%, and a weighted average term to maturity of 3.6 months.

At year-end 2008 and 2007, reserves of $25,000 were required as deposits with the Federal Reserve Bank or as cash on hand. Deposits held with the Federal Reserve Bank do not earn interest.
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

	Capital to risk-weighted assets		Tier 1 capital
	Total	Tier 1	to average assets
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%
At year-end 2008, actual capital levels and minimum required levels for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets) Bank	$23,650	11.3%	$16,817	8.0%	$21,021	10.0%

Tier 1 capital (to risk weighted assets) Bank	$21,167	10.1%	$8,409	4.0%	$12,613	6.0%

Tier 1 capital (to average assets) Bank	$21,167	8.1%	$10,512	4.0%	$13,140	5.0%
At year-end 2007, actual capital levels and minimum required levels for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets) Bank	$23,538	11.1%	$16,927	8.0%	$21,158	10.0%

Tier 1 capital (to risk weighted assets) Bank	$21,127	10.0%	$8,463	4.0%	$12,695	6.0%

Tier 1 capital (to average assets) Bank	$21,127	7.9%	$10,710	4.0%	$13,387	5.0%

The Bank was categorized as well capitalized at year-end 2008. Management believes that no events have occurred since the last regulatory determination that would change the capital category.
Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Corporation is subject to restrictions by regulatory authorities. These restrictions generally limit dividends by the Bank to the Bank’s retained earnings. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. At year-end 2008, approximately $6,833,000 of the Bank’s retained earnings was available for dividends to the Corporation under these guidelines. In addition to these restrictions, as a practical matter, dividend payments cannot reduce regulatory capital levels below the Corporation and Bank’s regulatory capital requirements. At December 31, 2008 no dividends from the Bank to the Corporation could be made without prior approval from the Bank’s regulator.
NOTE 13 — RELATED PARTY TRANSACTIONS
Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2008 and 2007 respectively. A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

2008
Beginning balance	$1,882
New loans and advances	185
Change in status	(1,465)
Payments	(289)

Ending balance	$313

Deposit accounts of directors and executive officers of the Corporation totaled $934,000 and $1,280,000 at December 31, 2008 and 2007 respectively.
NOTE 14 — FAIR VALUES AND MEASUREMENTS OF FINANCIAL INSTRUMENTS
The estimated year-end fair values of financial instruments (in thousands) were as follows:

	2008		2007
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Financial assets
Cash equivalents and federal funds sold	$8,934	$8,934	$6,544	$6,544
Securities available for sale	38,323	38,323	49,489	49,489
Loans, net of allowance for loan loss	195,465	191,156	192,128	193,765
Accrued interest receivable	1,035	1,035	1,250	1,250

Financial liabilities
Demand and savings deposits	$(104,669)	$(104,669)	$(122,186)	$(122,186)
Time deposits	(126,999)	(130,025)	(116,324)	(116,509)
Borrowed funds	(5,000)	(5,142)	(5,000)	(5,013)
Accrued interest payable	(337)	(337)	(386)	(386)

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
The following table presents information about the Corporation’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, and the valuation techniques used by the Corporation to determine those fair values.
In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access.
Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Corporation’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
Disclosures concerning assets and liabilities measured at fair value are as follows:
Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2008:

	Quoted Prices in		Significant
	Active Markets	Significant	Unobservable
	For Identical	Observable Inputs	Inputs	Balance at
($In thousands)	Assets (Level 1)	Level (2)	(Level 3)	December 31, 2008

Assets-Securities available for sale	$19,024	$19,299	$—	$38,323
Liabilities	$—	$—	$—	$—
Obligations of U.S. Government and federal agencies and securities from government-sponsored organizations typically have Level 1 inputs available for valuation. Securities characterized as having Level 2 inputs generally consists of obligations of state and political subdivisions.
The Corporation has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. At December 31, 2008, such assets consist primarily of impaired loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections. During the quarter ended December 31, 2008, the impairment charges recorded to the income statement for impaired loans were not significant.
Impaired loans accounted for under FAS 114 valued using Level 3 inputs consist of non-homogeneous loans that are considered impaired. Impaired loans valued using Level 3 inputs totaled $5,355,000 at December 31, 2008. The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

NOTE 15 — OTHER COMPREHENSIVE INCOME
Other comprehensive income (loss) components and related taxes (in thousands) were as follows.

	2008	2007	2006
Unrealized holding gains and losses on available-for-sale securities	$(112)	$587	$420
Less reclassification adjustments for gains and losses later recognized in income	—	—	—

Net unrealized gains and losses	(112)	587	420
Tax effect	(38)	200	143

Other comprehensive income (loss)	$(74)	$387	$277

NOTE 16 — EARNINGS PER SHARE
Weighted average shares used in determining basic and diluted earnings per share are as follows:

	2008	2007	2006

Weighted average shares outstanding during the year	1,136,397	1,140,370	1,157,192
Dilutive effect of stock options	—	—	1,983

Weighted average shares considering dilutive effect	1,136,397	1,140,370	1,159,175

Anti-dilutive stock options not considered in computing diluted earnings per share	6,602	16,328	13,200
NOTE 17 — PARENT CORPORATION STATEMENTS
The following are condensed financial statements of Commercial Bancshares, Inc.:
CONDENSED BALANCE SHEETS
December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007

ASSETS
Cash on deposit with subsidiary	$48	$38
Investment in common stock of subsidiaries	21,098	21,120
Other assets	172	108

Total assets	$21,318	$21,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities & shareholders’ equity	$21,318	$21,266

CONDENSED STATEMENTS OF INCOME
Year ended December 31, 2008, 2007 and 2006
(Dollars in thousands)

	2008	2007	2006
INCOME
Dividends from Bank subsidiary	$1,050	$1,440	$2,280
Other income	—	49	30

Total income	1,050	1,489	2,310

EXPENSES
Professional fees	123	89	79
Other	65	75	63

Total expenses	188	164	142

Tax (benefit)	(64)	(48)	(38)
Income (loss) before equity in undistributed earnings of subsidiaries	926	1,373	2,206
Equity in undistributed earnings of subsidiaries (distribution from subsidiaries in excess of net income)	375	(1,672)	(426)

NET INCOME (LOSS)	$1,301	$(299)	$1,780

CONDENSED STATEMENTS OF CASH FLOW
Years ended December 31, 2008, 2007 and 2006
(Dollars in thousands)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,301	$(299)	$1,780
Adjustments to reconcile net income (loss) to net cash from operating activities Equity in undistributed earnings of subsidiaries	(375)	1,672	426
Other	(52)	(94)	(1,167)

Net cash from operating activities	874	1,279	1,039

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of BOLI	—	1,454	—
Capital infusion from/(to) subsidiary	—	(1,454)	—

Net cash from investing activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock / options exercised	—	10	59
Treasury repurchase of common stock	—	(417)	(318)
Cash dividends paid	(864)	(865)	(879)

Net cash from financing activities	(864)	(1,272)	(1,138)

Net change in cash	10	7	(99)
Cash at beginning of period	38	31	130

Cash at end of period	$48	$38	$31

NOTE 18 — QUARTERLY INFORMATION (Unaudited)
The following quarterly information (in thousands, except per share data) is provided for the three-month periods ending as follows:

2008	March 31,	June 30,	September 30,	December 31,
Total interest income	$4,227	$4,086	$4,068	$3,913
Total interest expense	1,848	1,486	1,426	1,517

Net interest income	$2,379	$2,600	$2,642	$2,396

Provision for loan losses	135	220	270	502
Net income	$240	$379	$471	$211
Basic earnings per common share	0.21	0.33	0.41	0.19
Diluted earnings per common share	0.21	0.33	0.41	0.19

2007	March 31,	June 30,	September 30,	December 31,
Total interest income	$4,447	$4,481	$4,496	$4,458
Total interest expense	2,050	2,080	2,155	2,086

Net interest income	$2,397	$2,401	$2,341	$2,372

Provision for loan losses	276	435	240	381
Net income (loss)	$61	$(169)	$60	$(251)
Basic earnings (loss) per common share	0.06	(0.15)	0.05	(0.22)
Diluted earnings (loss) per common share	0.06	(0.15)	0.05	(0.22)

SHAREHOLDER INFORMATION
The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

	Dividends
2008	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$22.65	$26.50
Three months ended June 30	0.19	21.25	24.83
Three months ended September 30	0.19	16.70	23.78
Three months ended December 31	0.19	12.30	17.35

	Dividends
2007	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$26.00	$27.55
Three months ended June 30	0.19	25.75	27.00
Three months ended September 30	0.19	25.00	27.20
Three months ended December 31	0.19	25.00	32.00
Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.
The Corporation has 1,136,397 outstanding shares of common stock held by approximately 1,636 shareholders as of December 31, 2008. The Corporation paid cash dividends March, June, September and December totaling $0.76 per share in 2008 and $0.76 per share in 2007.
For a discussion of certain regulatory restrictions limiting the payment of dividends, please see Note 12 to the audited financial statements provided herewith.

COMMERCIAL BANCSHARES, INC.
DIRECTORS EMERITUS
B. E. Beaston
David Crow
Edwin G. Emerson
Hazel Franks
William T. Gillen
Frederick Reid
William E. Ruse
COMMERCIAL BANCSHARES, INC.
EXECUTIVE OFFICERS
Robert E. Beach, President and Chief Executive Officer
Scott A. Oboy, Executive Vice President, Chief Financial Officer
COMMERCIAL SAVINGS BANK OFFICERS
EXECUTIVE OFFICERS
Robert E. Beach, President and Chief Executive Officer
Bruce J. Beck, Senior Vice President, Risk Management and Staff Counsel
Susan E. Brown, Senior Vice President, Chief Retail Banking Officer
Scott A. Oboy, Executive Vice President, Chief Financial Officer
Steven M. Strine, Senior Vice President, Chief Lending Officer
TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT
Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
E-Mail: info@rtco.com
Website: www.rtco.com
ANNUAL MEETING
The annual shareholders’ meeting will be held Wednesday, May 13, 2008 at 4:30 p.m. in the main office of the Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

COMMERCIAL BANCSHARES, INC.
BOARD OF DIRECTORS

Michael A. Shope — Chairman	Retired CFO, Walbro Corporation
Norwalk, Ohio

Stanley K. Kinnett — Vice Chairman	President and CEO, Dixie-Southern
Duette, Florida

Robert E. Beach	President and CEO of Commercial
Bancshares, Inc. and the Commercial Savings Bank, Upper Sandusky, Ohio

Daniel E. Berg	Director of Operations, Tower Automotive

J. William Bremyer	Foot and Ankle Surgery
Mercy Health Systems, Tiffin, Ohio

Lynn R. Child	CEO, Aardvark, Inc. and Chairman, CentraComm
Communications, LLC, Findlay, Ohio

Mark Dillon	President and CEO, Fairborn U.S.A., Inc.
Upper Sandusky, Ohio

Deborah J. Grafmiller	State Certified General Appraiser
Professional Appraisal Service Findlay, Ohio

Kurt D. Kimmel	President/Co-owner, Kimmel Cleaners
Upper Sandusky, Ohio

Lee M. Sisler	President, Sisler and Associates
Marion, Ohio

Richard Sheaffer	President, R.A. Sheaffer, Inc.
Morral, Ohio