Form 10-K, Exhibit 13
period 2009-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2010-03-29
CIK 1009976

EXHIBIT 13

COMMERCIAL BANCSHARES, INC.
Upper Sandusky, Ohio

ANNUAL REPORT
December 31, 2009

CONTENTS

President’s Letter	1

Comparative Summary of Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	22

Consolidated Financial Statements	23

Notes to Consolidated Financial Statements	28

Shareholder Information	43

Officers	44

Board of Directors	45

i

December 31, 2009

Dear Shareholders:

We were able to substantially grow the bank in 2009 with both loans and deposits increasing over 14%.  This amounts to an increase of approximately $29 million dollars in loans and $33 million dollars in deposits during a time when many banks were criticized for not making loans.  We opened a new Arlington Branch in May and relocated our Barks Road Banking Center in October to a much larger and newly renovated office.  Both offices have been well received and have contributed to our strong growth in 2009.  We have continued to work at improving the efficiency of the bank and were able to eliminate another $369,000 in salaries/benefits during 2009 bringing the total to $858,000 over the past two years.  We have also looked at all expenses and have been able to cut total expenses (net of FDIC premiums) in excess of $1.6 million over the last two years and continue to look for ways to further reduce our overhead.  The one expense that increased drastically for us and for all banks was FDIC Insurance premiums, increasing $568,000 during 2009.

Our earnings for the year were comparable to 2008 after adjusting for the one-time gain from selling the Westerville Banking Center in 2008.  A combination of increased net interest income and reduced expenses allowed us to compensate for the large increase in FDIC premiums.  We have been able to substantially reduce nonaccrual loans and delinquencies during a difficult economic climate.  The increase in FDIC premiums equates to approximately $0.50 per share on an annualized basis which is the primary reason we cut dividends $0.09 per quarter midyear.  Given the current economic climate and larger FDIC increases we felt it was prudent to reduce dividends until such time that normalcy returns to the banking sector.  Our net interest margin remained strong for the year while we were able to grow our market shares in 2009.  We continue to have a strong capital base and look forward to continued growth in 2010.  We will also continue our disciplined approach to loan underwriting and expense control.  The economy should start to show signs of recovery in 2010 and we are well positioned to take advantage.

Thank you for your ongoing support.  I look forward to seeing you on May 13, 2010 at our Annual Shareholders meeting.

Sincerely,

Robert E. Beach,
President and Chief Executive Officer

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data)

	2009	2008	2007	2006	2005
YEAR END BALANCES
Total assets	$294,280	$259,795	$266,225	$273,692	$303,447

Total securities	36,733	37,621	48,875	51,111	56,931

Loans, net	225,264	196,167	192,742	193,069	224,926

Total deposits	264,709	231,668	238,511	249,665	248,506

Total borrowed funds	5,000	5,000	5,000	—	32,970

Total shareholders’ equity	22,695	21,305	21,266	22,447	21,525

Book value per outstanding share	19.93	18.75	18.71	19.50	18.55

Shares outstanding	1,138,497	1,136,397	1,136,397	1,151,335	1,160,338

RESULTS OF OPERATIONS
Interest income	$15,529	$16,294	$17,882	$19,150	$18,045
Interest expense	(4,967)	(6,277)	(8,371)	(8,488)	(6,303)
Net interest income	10,562	10,017	9,511	10,662	11,742
Provision for loan loss	(1,484)	(1,127)	(1,332)	(435)	(1,355)
Other income	2,376	2,659	2,244	2,443	2,487
Salaries and employee benefits	(5,046)	(5,415)	(5,904)	(5,453)	(5,339)
Other expenses	(5,218)	(4,645)	(5,415)	(4,947)	(5,424)
Income (loss) before income taxes	1,190	1,489	(896)	2,270	2,111
Applicable income (taxes) benefit	(89)	(188)	597	(490)	(444)
Net income (loss)	$1,101	$1,301	$(299)	$1,780	$1,667

PER SHARE DATA
Net income (loss)
Basic	$0.97	$1.14	$(0.26)	$1.54	$1.43
Diluted	$0.97	$1.14	$(0.26)	$1.54	$1.43

Cash dividend paid	$0.58	$0.76	$0.76	$0.76	$0.76

FINANCIAL RATIOS
Return on average total assets	0.40%	0.50%	-0.11%	0.61%	0.57%
Return on average shareholders’ equity	4.96%	6.09%	-1.37%	8.09%	7.63%
Average shareholders’ equity to average total assets	8.01%	8.15%	8.11%	7.56%	7.43%

Dividend payout	59.90%	66.38%	n/a	49.40%	53.14%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This financial review presents management’s discussion and analysis of the consolidated financial condition of the Corporation and its wholly owned subsidiaries, Commercial Savings Bank and Commercial Financial Insurance Agency, LTD at December 31, 2009 and 2008, and the consolidated results of operations for each of the years in the three year period ended December 31, 2009.  This discussion should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this annual report and on Form 10K.

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

NEW ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB statement No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162.”  Effective for the interim and annual financial statements issued after September 15, 2009, the FASB Accounting Standards Codification (FASB ASC) became the sole source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities.  The Codification is not expected to change U.S. GAAP, but will combine all authoritative standards into a comprehensive, topically organized online database.  The FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts.  Instead it will issue Accounting Standards Updates to update the Codification.  Effective July 1, 2009 only one level of authoritative U.S. GAAP for nongovernmental entities exist, other than guidance issued by the Securities and Exchange Commission.  The adoption of this guidance did not have a material impact on the Corporation’s consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The Corporation has established various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements.  Certain accounting policies are important to the portrayal of the Corporation’s financial condition since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.  Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances.  Facts and circumstances that could affect these judgments include, without limitation, changes in interest rates, in local and national economic conditions or the financial condition of borrowers.  The Corporation’s most significant accounting policies are discussed in detail in Note 1 to the Consolidated Financial Statements.  Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements.  Management views the determination of the allowance for loan losses and the valuation of financial instruments to be critical accounting policies.

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

Based on the above guidelines, management believes the allowance of $2,744,000 is sufficient to cover probable identified credit losses associated with the loan portfolio at December 31, 2009.   Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Corporation’s non-performing or performing loans.  Material additions to the allowance for loan losses would result in a decrease in net income and capital and could have a material adverse effect on the Corporation’s financial condition and results of operations.

Fair Values of Financial Instruments — Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.  The fair value estimates of existing on-and-off balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

OVERVIEW

The Corporation’s profitability, as with most financial institutions, is significantly dependent upon net interest income, which is the difference between interest received on interest earning assets, such as loans and securities, and the interest paid on interest bearing liabilities, principally deposits and borrowings.  During a period of economic slowdown the lack of interest income from nonperforming assets and an additional provision for loan losses can greatly reduce profitability.  Results of operations are also affected by noninterest income, such as service charges on deposit accounts and fees on other services, income from indirect automobile and other lending activities and bank owned life insurance as well as noninterest expenses such as salaries and employee benefits, occupancy, furniture and equipment, professional and other services, and other expenses, including income taxes.  Economic conditions, competition and the monetary and fiscal policies of the Federal government significantly affect financial institutions.

The current economic downturn has created a challenging operating environment for all businesses and in particular, the financial services industry.  The Corporation’s performance is tied to the state of the economy in Ohio.  The Corporation’s entire spectrum of customers has felt the affect of the slowdown.  Management continues its focus on maintaining and improving overall credit quality, liquidity and capital.  Earnings pressure is expected to continue as the deterioration in credit quality resulting from the weak economy is likely to continue.  Competition for deposits continues to be intense while yields on interest earning assets continue to experience downward pressure.

Despite the recessionary climate, the Corporation reported net income for 2009 of $1,101,000 or $0.97 of basic and diluted earnings per common share, representing declines of $200,000 and $0.17 respectively from $1,301,000 or $1.14 of basic and diluted earnings per common share in 2008.  The net loss in 2007 was $299,000 or ($0.26) of basic and diluted earnings per share.  During 2009 loan balances increased $29,358,000 or 14.78%, primarily in the commercial loan portfolio.  The Corporation expects continued loan growth in 2010 although at a slower pace than 2009.  Deposit levels increased by $33,041,000 or 14.26%, while core deposits increased $36,987,000 or 19.42% as a result of competitive rates, customer incentives and a continued focus on strengthening customer service.  While assets grew 13.27% in 2009, operating expense increases were limited to 2.03% with the most significant increases in FDIC insurance premiums and loan expense increasing $568,000 and $228,000, respectively.

A primary goal of the Corporation is to grow net interest income and noninterest income while adequately managing credit risk, interest rate risk and expenses.  The efficiency ratio measures noninterest expense to net interest income plus noninterest income.  A lower efficiency ratio is indicative of higher bank performance.  The Corporation’s efficiency ratios, on a fully taxable equivalent basis, were 77.23%, 77.10% and 93.17% for the years ending December 31, 2009, 2008 and 2007, respectively.

The table “Comparative Summary of Selected Financial Data” illustrates the components of ROA and ROE over the previous five years.  Return on average assets (ROA) measures how effectively the Corporation utilizes its assets to produce net income.  The Corporation’s net income in 2009 resulted in an ROA of 0.40%, compared to 0.50% for 2008 and (0.11%) for 2007.  Return on average equity (ROE) indicates the amount of net income earned in relation to the total equity invested.  The Corporation’s ROE was 4.96% for 2009 compared to 6.09% for 2008 and (1.37%) for 2007.

The Corporation’s primary sources of revenue are generated by its earning assets while its major expenses are produced by the funding of these assets with interest bearing liabilities.  Effective management of these sources and uses of funds while maintaining an acceptable amount of interest rate risk and credit risk is necessary to remain profitable.  Average earning assets increased 7.00% or $16,576,000 to $253,230,000 in 2009 from $236,654,000 in 2008 following a 2.70% or $6,572,000 decline from $243,226,000 in 2007.  Average interest bearing liabilities, the primary source of funds supporting earning assets, increased 5.49% or $11,901,000 to $228,534,000 in 2009 from $216,633,000 in 2008 following a 3.29% or $7,359,000 decline from $223,992,000 in 2007.  The increase in average earning assets in 2009 was primarily the result of an increase in average net loans of $13,466,000 supported by the increase in average earning liabilities, primarily attributable to the increase in average time deposits of $12,172,000.  The decline in average earning assets in 2008 was primarily the result of a $7,568,000 decrease in average taxable securities and a decrease of $3,278,000 in average federal funds invested partially offset with an increase in average net loans of $4,120,000.  The decline in average interest bearing liabilities in 2008 was the result of a $6,288,000 decline in average interest bearing demand accounts and a $6,055,000 decline in average time deposits, partially offset by an increase of $5,285,000 in average borrowed funds.  Additional information on each of the components of earning assets and interest bearing liabilities is contained in the following sections of this report.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is impacted by both changes in the amount and composition of interest earning assets and interest bearing liabilities as well as fluctuations in market interest rates.  The following discussion of net interest income is presented on a taxable equivalent basis to facilitate performance comparisons among various taxable and tax-exempt assets, such as certain state and municipal securities.  A tax rate of 34% was used in adjusting interest on tax-exempt assets to a fully taxable equivalent basis.

Net interest income increased 5.04% or $524,000 to $10,914,000 in 2009 from $10,390,000 in 2008 compared to an increase of 4.90% or $485,000 from $9,905,000 in 2007.

Interest income totaled $15,881,000 in 2009, a decrease of $786,000 or 4.72% from $16,667,000 earned in 2008 compared to a decrease of $1,609,000 or 8.80% from $18,276,000 in 2007.  As shown in the “Volume/Rate Analysis” table, a decrease of $1,549,000 in interest income in 2009 was due to lower average yields offset with an increase of $763,000 in interest income due primarily to higher average outstanding loan balances and average federal funds invested.  Average net loans increased $13,466,000 or 6.97% to $206,757,000 in 2009 from $193,291,000 in 2008 primarily in commercial loans, increasing $12,814,000 or 9.21%.  However, the Corporation experienced substantial growth in other portfolios; average real estate loans increased $708,000 or 8.18%, average consumer loans increased $4,007,000 or 41.12% and average home equity loans increased $1,986,000 or 9.66%.  The average yield earned on outstanding loan balances during 2009 was 6.79%, a decrease of 67 basis points from the average yield earned in 2008.  With the emphasis by regulatory agencies on liquidity, the Corporation has increased balances in short-term overnight investments.  The yield on these investments is at historical lows and has a negative impact on the Corporation’s net interest income.  As the economy begins to move out of this cycle, the Corporation intends to reduce the balance in short-term overnight investments which will positively impact its net interest income.  The net result of average yields on all earning assets was a decrease of 77 basis points to 6.27% in 2009 from 7.04% in 2008.

During 2008, interest income decreased $1,399,000 due to lower average yields, primarily on average outstanding loan balances, while a decrease of $176,000 in interest income was due to lower average volume of federal funds invested, a decrease of $347,000 in interest income was due to lower average volume of securities available for sale offset by an increase of $313,000 in interest income due to a higher average volume of loans outstanding.  Average available for sale securities decreased $7,414,000 or 14.78% in 2008, primarily due to calls of U.S. Government Agencies and principal pay downs of mortgage-backed securities.  Average loans outstanding increased $4,120,000 or 2.18% in 2008 with an increase of $2,754,000 in average commercial and agricultural loan balances, an increase of $7,066,000 in average consumer balances and an increase of $2,192,000 in average home equity balances offset by a decrease of $7,326,000 in average indirect finance loans and a decrease of $193,000 in average real estate loans.  In 2008 the average yield earned on taxable securities decreased 12 basis points to 4.59%, the average yield on tax-exempt securities decreased 12 basis points to 6.00% while the average yield on the loan portfolio decreased 70 basis points to 7.46%.  The average yield on federal funds invested decreased 238 basis points to 2.98%.  The net result of average yields on all earning assets was a decrease of 47 basis points to 7.04% in 2008 from 7.51% in 2007.

The following tables provide an analysis of the average balances, yields and rates on interest earning assets and interest bearing liabilities and the change in net interest income, identifying the portion of the change in net interest income due to changes in volume versus the portion due to changes in interest rates.

VOLUME / RATE ANALYSIS

(Dollars in thousands)	2009 Compared to 2008 Increase / (Decrease)			2008 Compared to 2007 Increase / (Decrease)
	Total Change	Change due to Volume	Change due to Rate	Total Change	Change due to Volume	Change due to Rate
Federal funds invested	$3	$249	$(246)	$(190)	$(176)	$(14)
Securities
Taxable	(375)	(226)	(149)	(385)	(356)	(29)
Tax exempt (1)	(43)	(21)	(22)	(14)	9	(23)
Loans (2)	(371)	761	(1,132)	(1,020)	313	(1,333)
Total interest income	(786)	763	(1,549)	(1,609)	(210)	(1,399)
Deposits
Interest bearing demand	(775)	20	(795)	(1,455)	(276)	(1,179)
Savings deposits	(4)	(2)	(2)	(4)	(1)	(3)
Time deposits	(504)	487	(991)	(783)	(271)	(512)
Borrowed funds	(27)	(29)	2	148	266	(118)
Total interest expense	(1,310)	476	(1,786)	(2,094)	(282)	(1,812)
Net interest income	$524	$287	$237	$485	$72	$413

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

Interest expense declined $1,310,000 or 20.87% to $4,967,000 in 2009 from $6,277,000 in 2008.  A decrease of $1,786,000 in interest expense was primarily due to lower rates paid on interest bearing demand and time deposits while an increase of $476,000 in interest expense was primarily due to higher average volume of time deposits.  Average interest bearing transaction accounts increased $1,390,000 or 1.73%, average time deposits increased $12,172,000 or 10.63% offset by a decrease of $713,000 or 4.61% in average savings account balances.  Average interest rates paid on deposit balances decreased 74 basis points to 2.15% in 2009 from 2.89% in 2008, primarily in interest bearing transaction accounts with a decrease of 97 basis points to 0.83% in 2009 from 1.80% in 2008.  The net result of average interest rates paid on all interest bearing liabilities was a decrease of 73 basis points to 2.17% in 2009 from 2.90% in 2008.

During 2008, interest expense decreased $2,094,000 or 25.01% from $8,371,000 in 2007.   A decrease of $1,812,000 in interest expense was due to lower rates paid on deposit balances and borrowed funds while a decrease of $548,000 in interest expense was due to lower average volume of deposit accounts offset by an increase of $266,000 in interest expense due to higher average volume of borrowed funds.  Average deposit balances decreased $12,644,000 or 5.67% in 2008 with a decrease of $6,288,000 or 7.25% in average interest bearing transaction accounts, a decrease of $6,055,000 or 5.02% in average time deposits and a decrease of $301,000 or 1.91% in average savings balances.  Average interest rates paid on deposit balances decreased 84 basis points in 2008 from 3.73% in 2007, primarily in interest bearing transaction accounts with a decrease of 155 basis points from 3.35% in 2007.  Average interest rates paid on borrowings decreased 236 basis points to 3.19% in 2008 from 5.55% in 2007.  The net result of average interest rates paid on all interest bearing liabilities was a decrease of 84 basis points from 3.74% in 2007.

The Corporation’s net interest margin decreased 8 basis points to 4.31% in 2009 from 4.39% in 2008 compared to an increase of 32 basis points from 4.07% in 2007.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

	2009			2008			2007
(In thousands)	Average Balance(4)	Income/ Expense	Average Yield	Average Balance(4)	Income/ Expense	Average Yield	Average Balance(4)	Income/ Expense	Average Yield
Federal funds invested	$8,985	$21	0.23%	$605	$18	2.98%	$3,883	$208	5.36%
Securities
Taxable(1)	18,754	712	3.80	23,681	1,087	4.59	31,249	1,472	4.71
Tax exempt(1)	18,734	1,101	5.88	19,077	1,144	6.00	18,923	1,201	6.12
Loans(2) (3)	206,757	14,047	6.79	193,291	14,418	7.46	189,171	15,395	8.16
Total earning assets	253,230	15,881	6.27%	236,654	16,667	7.04%	243,226	18,276	7.51%
Other assets	23,623			25,412			26,020
Total assets	$276,853			$262,066			$269,246

Deposits
Interest bearing demand deposits	$81,861	677	0.83%	$80,471	1,452	1.80%	$86,759	2,907	3.35%
Savings deposits	14,751	44	0.30	15,464	48	0.31	15,765	52	0.33
Time deposits	126,720	4,077	3.22	114,548	4,581	4.00	120,603	5,364	4.45
Borrowed funds	5,202	169	3.25	6,150	196	3.19	865	48	5.55
Total interest-bearing liabilities	228,534	4,967	2.17%	216,633	6,277	2.90%	223,992	8,371	3.74%
Noninterest bearing demand deposits	24,231			22,167			21,758
Other liabilities	1,911			1,911			1,667
Shareholders’ equity	22,177			21,355			21,829
Total liabilities and shareholders’ equity	$276,853			$262,066			$269,246

Net interest income		$10,914			$10,390			$9,905

As a percentage of earning assets:
Net interest income			4.31%			4.39%			4.07%

(1)
Securities include federal funds sold for purposes of this yield table.  Average yields on all securities have been computed based on amortized cost.  Income on tax-exempt securities has been computed on a fully taxable equivalent basis using a 34% tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules.  The amount of such adjustment was $352,000, $373,000 and $394,000 for 2009, 2008 and 2007 respectively.

(2)
Average balance is net of deferred loan fees of $63,000, $94,000, and $76,000 for 2009, 2008 and 2007 respectively, as well as $377,000, $1,163,000, and $2,554,000 of unearned income for the same years.

(3)	Average loan balances include non-accruing loans.

(4)	Average balances are computed on an average daily basis.

Provision for Loan Losses

Provisions for loan losses are charged against earnings to bring the total allowance for loan losses to a level considered adequate by management based on periodic reviews of the following factors; historical experience, the volume and type of lending conducted by the Corporation, industry standards, the level and status of past due and non-performing loans, general economic conditions in the Corporation’s lending areas and inherent credit risks related to the collectibility of the Corporation’s loan portfolio.  During 2009, the Corporation provided $1,484,000 to the reserve for loan losses, an increase of $357,000 or 31.68% from $1,127,000 provided in 2008 compared to a decrease of $205,000 or 15.39% from $1,332,000 in 2007.  The increase in provisions to the loan loss reserve during 2009 was mostly related to the increase in loan growth, the increase in net charge-offs as well as an increase in the allocation for certain loan types.  Loan charge-offs, net of recoveries were $1,223,000 during 2009, an increase of $168,000 or 15.92% from $1,055,000 in 2008 compared to an increase of $119,000 or 12.71% from net charge-offs of $936,000 in 2007.

Management considers the allowance for loan losses at December 31, 2009 adequate to cover loan losses based on its assessment of various factors affecting the loan portfolio, including the level of problem loans, business conditions, estimated collateral values and loss experience.  A further decline in local and national economic conditions, or other factors, could result in a material increase in the allowance for loan losses and may adversely affect the Corporation’s financial condition and results of operations.  See the previous discussion on the allowance for loan losses under “Critical Accounting Policies,” for further information about these factors.

Noninterest Income

The primary sources of noninterest income are service fees and overdraft charges generated from deposit accounts, ATM processing fees, commission-based income, the net gain or (loss) on the sale of repossessed assets, fixed assets and securities available for sale.  Noninterest income decreased $283,000 or 10.64% to $2,376,000 for 2009 from $2,659,000 in 2008 compared to an increase of $415,000 or 18.49% from $2,244,000 in 2007.  The following discussion highlights the significant changes impacting noninterest income.

The decrease in noninterest income in 2009 was primarily due to a premium received on the sale of deposits from the sale of the Westerville, Ohio branch in 2008.  The Corporation received a premium of $363,000 from the sale of the branch’s deposits of $6,049,000.  The net loss on sales of OREO and repossessed assets during 2009 further reduced noninterest income by $102,000 compared to a net loss of $20,000 and $51,000 in 2008 and 2007, respectively. Offsetting the decrease in noninterest income is the increase of $42,000 in fees generated from mortgage origination activities and an increase of $22,000 from gains on securities transactions.

Noninterest expense

Noninterest expense consists primarily of personnel, occupancy, equipment and other expenses.  Noninterest expense increased $204,000 or 2.03% to $10,264,000 for 2009 from $10,060,000 in 2008 compared to a decrease of $1,259,000 or 11.12% from $11,319,000 in 2007.  The following discussion highlights the significant changes impacting noninterest expense.

Personnel expense is the largest component of the Corporation’s noninterest expense.  Combined salary and employee benefits decreased $369,000 or 6.81% to $5,046,000 for 2009 from $5,415,000 in 2008 compared to a decrease of $489,000 or 8.28% to $5,904,000 in 2007.  The decline in personnel expense for 2009 was primarily due to a decrease in health and group life insurance along with decreases in employee incentives and contract labor.  The decline in personnel expense for 2008 was primarily due to a decrease in salary expense resulting from a reduction in staff of approximately 20 full time equivalent employees (FTE) during the second quarter of 2008 to improve the Corporation’s overall efficiency and profitability.

Premises and equipment decreased $131,000 or 8.32% to $1,444,000 in 2009 from $1,575,000 in 2008 compared to a decrease of $152,000 or 8.80% from $1,727,000 in 2007.  The decrease in 2009 was primarily due to computer equipment fully depreciating in 2008.  The decrease in 2008 was also due to fully depreciated computer equipment along with fully depreciated furniture and ATM equipment.

Loan expense increased $228,000 or 124.59% to $411,000 in 2009 from $183,000 in 2008 compared to a decrease of $39,000 from $222,000 in 2007.  The increase in loan expense in 2009 was primarily due to OREO related expenses as the cost and expenses to maintain real estate tend to rise as the amount of OREO increases.  During 2009, the Corporation took in $1,766,000 in OREO properties and $520,000 in other repossessed assets maintaining an average balance in OREO and repossessed assets of $890,000 compared to average balances of $53,000 in 2008 and $171,000 in 2007.  During 2009, impairment charges of $140,000 were taken on two properties held in OREO.  There were no impairment charges taken on OREO properties in 2008 or 2007.  In addition OREO operating expenses increased $94,000 to $125,000 for 2009 from $31,000 in 2008 compared to an increase of $24,000 from $7,000 in 2007.

FDIC insurance expense increased $568,000 or 624.18% to $659,000 for 2009 from $91,000 in 2008 compared to an increase of $26,000 or 40.00% from $65,000 in 2007.  The increase in FDIC insurance resulted from industry wide premium increases and a special assessment of $125,000 collected in September, 2009.  The special assessment, imposed on all depository institutions, was based on each institution’s total assets as of June 30, 2009 less its Tier 1 Capital.

The FDIC required insured institutions to prepay their estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011 and 2012, in lieu of a second FDIC special assessment.  The prepaid assessment for these periods was paid in December 2009 along with the regular quarterly risk-based deposit insurance assessment for the third quarter of 2009.  For the fourth quarter of 2009 and for all of 2010, the prepaid assessment rate was based on each institution’s total base assessment rate for the third quarter 2009, modified to assume that the assessment rate in effect for the institution on September 30, 2009, had been in effect for the entire third quarter of 2009.  The prepaid assessment for 2011 and 2012 is equal to the institution’s modified third quarter 2009 total base assessment rate plus 3 basis points.  Each institution’s prepaid assessment base is calculated by using its third quarter 2009 assessment base, adjusted quarterly for an estimated five percent annual growth rate in the assessment base through the end of 2012.  The Corporation’s three year prepaid assessment was $1,542,000.  It will be expensed over the three year period with quarterly adjustments based on actual deposits.

Income tax expense

The Corporation generated taxable income of $1,190,000, resulting in a tax provision of $89,000 for 2009 compared to taxable income of $1,489,000, with a tax provision of $188,000 for 2008.  In 2007 the Corporation reported a net loss, before taxes of $896,000 giving way to a tax credit of $597,000.  The difference between the Corporation’s effective tax rate and the statutory rate is primarily attributable to the Corporation’s tax-exempt income.  Tax-exempt income includes income earned on certain municipal investments that qualify for state and/or federal income tax exemption and the Corporation’s earnings on Bank-owned life insurance policies, which are exempt from federal taxation.  Further analysis of income taxes is presented in Note 8 of the “Notes to Consolidated Financial Statements.”

FINANCIAL CONDITION

At December 31, 2009 the Corporation reported total assets of $294,280,000, consisting principally of $225,264,000 in net loans (net of allowance of $2,744,000), $36,733,000 in securities available for sale, $12,246,000 in cash and cash equivalents, $7,983,000 in net premises and equipment (net of accumulated depreciation of $7,075,000) and $12,054,000 in accrued interest receivable and other assets.  Liabilities at December 31, 2009 totaled $271,585,000, consisting principally of $264,709,000 in deposits, $5,000,000 in FHLB advances and $1,876,000 in accrued interest payable and other liabilities.  At December 31, 2009 shareholders’ equity totaled $22,695,000.

At December 31, 2008 the Corporation reported total assets of $259,795,000, consisting principally of $196,167,000 in net loans (net of allowance of $2,483,000), $37,621,000 in securities available for sale, $8,934,000 in cash and cash equivalents, $7,922,000 in net premises and equipment (net of accumulated depreciation of $6,407,000) and $9,151,000 in accrued interest receivable and other assets.  Liabilities at December 31, 2008 totaled $238,490,000, consisting principally of $231,668,000 in deposits, $5,000,000 in FHLB advances and $1,822,000 in accrued interest payable and other liabilities.  At December 31, 2008 shareholders’ equity totaled $21,305,000.

Loans

Loans make up the largest component of total assets.  At December 31, 2009 net loans of $225,264,000, representing 76.55% of total assets, increased $29,097,000 or 14.83% from net loans of $196,167,000 at December 31, 2008 compared to an increase of $3,425,000 or 1.78% from $192,742,000 at year-end 2007.  Commercial and agricultural loans, representing the largest growth, increased $26,643,000 or 18.77%, while consumer loans increased $4,223,000 or 37.91%, real estate loans increased $2,904,000 or 32.55% and home equity loans increased $441,000 or 1.98%.  Offsetting loan growth was the planned run off of indirect finance loans and horse trailer loans of $2,755,000 and $2,098,000, respectively.

The following table shows the classification of loans by major category (in thousands) at December 31, 2009, and for each of the preceding four years:

	2009	2008	2007	2006	2005
Commercial loans	$168,611	$141,968	$139,571	$136,892	$154,267
Real estate loans - residential	11,825	8,921	8,580	9,117	10,907
Consumer and credit card loans	23,721	21,596	18,499	12,440	15,255
Home equity loans	22,685	22,244	19,160	17,551	18,982
Indirect finance loans	1,166	3,921	9,343	19,084	28,270

Total loans	$228,008	$198,650	$195,153	$195,084	$227,681

Commercial and agricultural loans make up the largest percent of the Bank’s loan portfolio.  At December 31, 2009 commercial and agricultural loans represented 73.95% of gross loans compared to 71.47% and 71.52% at year-end 2008 and 2007, respectively.  Consumer and home equity loans make up a smaller percentage of the Bank’s loan portfolio but both groups show steady growth over the past three years.

The following is a schedule of maturities of commercial loans (in thousands) based on contract terms as of December 31, 2009.

One Year or Less	One Through Five Years	Over Five Years
$35,194	$27,634	$105,783

Of the commercial loans included in the preceding schedule with maturities exceeding one year, $17,037,000 have fixed rates to maturity, while $116,380,000 have adjustable rates.

The Corporation’s loan portfolio represents its largest and highest yielding earning assets.  It also contains the most risk of loss.  This risk is due mainly to changes in borrowers’ primary repayment capacity, general economic conditions, and to collateral values that are subject to change over time.  These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and continued personnel training.  Executive management continues to monitor the current downturn in the real estate market as well as the overall economy and has implemented the following measures to proactively manage credit risk in the loan portfolios:

1)	Reviewed all underwriting guidelines for various loan portfolios and have strengthened underwriting guidelines for 1-4 family investment properties and home equity loans to address identified risks.

2)
Evaluated outside loan review parameters, engaging the services of a well-established firm to continue with such loan review, addressing not only specific loans but underwriting analysis, documentation, credit evaluation and risk identification.

3)	Increased the frequency of internal reviews of past due and delinquent loans to assess probable credit risks early in the delinquency process to minimize losses.

4)
Aggressively seeking ownership and control, when appropriate, of real estate properties, which would otherwise go through time-consuming and costly foreclosure proceedings to effectively control the disposition of such collateral.

Although executive management continues to aggressively engage in other loss mitigation techniques such as tightening underwriting standards and lowering LTV ratios on in-house real estate lending, a prolonged economic slowdown would place significant pressure on consumers and businesses in the Corporation’s local markets.

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

The allowance for loan losses totaled $2,744,000 at December 31, 2009, an increase of $261,000 or 10.51% from $2,483,000 at December 31, 2008.  The ratio of the allowance for loan losses to total loans outstanding was 1.20% at December 31, 2009 compared to 1.25% at year-end 2008.  The ratio of net charge-offs to average outstanding loans at December 31, 2009 was 0.58% compared to 0.54% at December 31, 2008.  Net charge-offs in the commercial loan portfolio for 2009 were $575,000, down $21,000 or 3.52% from net charge-offs of $596,000 in 2008.  Net charge-offs in the real estate loan portfolio were $96,000, up $61,000 or 174.29% from net charge-offs of $35,000 in 2008 while consumer net charge-offs of $552,000 were up $128,000 or 30.19% from net charge-offs of $424,000 in 2008.

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

Loans are placed on nonaccrual status when management believes the collection of interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected.  No 90 day delinquent loans are currently on accrual status.  In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates.  When loans are charged off, any accrued interest recorded in the current fiscal year is charged against interest income.  The remaining balance is treated as a loan charged off.   Nonaccrual loans decreased $2,714,000 or 50.68% to $2,641,000 at December 31, 2009 from $5,355,000 at December 31, 2008 compared to an increase of $1,905,000 or 55.22% from $3,450,000 at December 31, 2007.

The following schedule presents an analysis (in thousands) of the allowance for loan losses, average loan data, and related ratios for each of the five years in the period ended December 31,

	2009	2008	2007	2006	2005
Balance at beginning of period	$2,483	$2,411	$2,015	$2,755	$2,503
Loans charged off:
Commercial	(579)	(690)	(501)	(302)	(354)
Real estate	(96)	(35)	(22)	(101)	—
Consumer	(640)	(554)	(764)	(1,071)	(1,086)
Total loans charged off	(1,315)	(1,279)	(1,287)	(1,474)	(1,440)

Recoveries of loans previously charged off:
Commercial	4	94	228	69	75
Real estate	—	—	—	13	—
Consumer	88	130	123	217	262
Total loan recoveries	92	224	351	299	337
Net loans charged off	(1,223)	(1,055)	(936)	(1,175)	(1,103)
Provision charged to operating expense	1,484	1,127	1,332	435	1,355
Balance at end of period	$2,744	$2,483	$2,411	$2,015	$2,755

Ratio of net charge-offs to average loans outstanding for period	0.58%	0.54%	0.49%	0.56%	0.51%

The market areas in which the Corporation does business are under economic pressure.  At December 31, 2009, Ohio had the 12th highest unemployment rate nationwide at 10.9%.  Among Ohio’s 88 counties, unemployment rates ranged from a low of 7.4% to a high of 17.5% with Wyandot county ranking 35th with 12.7% in unemployment.  Marion and Hancock counties ranked 56th and 72nd, respectively with unemployment rates of 11.2% and 9.6%.  Additionally, Ohio ranked 12th, nationwide, in foreclosure rates for 2009, down 10.53% from 2008 and up 12.93% from 2007.  Management is monitoring the situation closely however, future adjustments to the Corporation’s allowance for loan losses may be necessary if economic conditions continue to weaken.  Additions to the allowance for loan losses would result in a decrease in net income and capital and could have a material adverse effect on the Corporation’s financial condition and results of operation.

The impairment of a loan occurs when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Impairment is measured as the difference between the recorded investment in the loan and the evaluation of the present value of expected future cash flows or the observable market price of the loan.  Loans that are collateral dependent, that is, loans where repayment is expected to be provided solely by the underlying collateral, and for which management has determined foreclosure is probable, are measured for impairment based on the fair value of the collateral.  Management’s general practice is to charge down impaired loans to the fair value of the underlying collateral of the loan, so no specific loss allocations are necessary for these loans.  The allowance for loan losses, specifically related to impaired loans at December 31, 2009 and December 31, 2008 was $88,000 and $375,000, respectively, related to loans with principal balances of $785,000 and $1,588,000.  The Corporation’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on nonaccrual.  Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected.  During 2009 and 2008, the Corporation received cash payments for interest related to these loans of $31,000 and $51,000, respectively.

The following schedule is a breakdown of the allowance for loan losses (in thousands) allocated by type of loan and related ratios.

Percentage of Loans in Each Category to Total Loans

	December 31, 2009		December 31, 2008		December 31, 2007		December 31, 2006		December 31, 2005
Loan Type	Allowance Amount	Total Loans	Allowance Amount	Total Loans	Allowance Amount	Total Loans	Allowance Amount	Total Loans	Allowance Amount	Total Loans
Commercial	$1,927	74%	$1,772	71%	$1,679	71%	$1,112	69%	$1,269	68%
Real estate	158	05	67	05	64	04	177	14	195	13
Consumer	659	21	644	24	668	25	726	17	1,291	19
Unallocated	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a
Total	$2,744	100%	$2,483	100%	$2,411	100%	$2,015	100%	$2,755	100%

Commercial loans and commercial real estate loans that are classified as substandard or doubtful are subject to review through the internal loan review process.  Loans that have been placed on nonaccrual status or graded as doubtful are evaluated for impairment on a loan-by-loan basis.

Total non-performing loans include impaired loans on nonaccrual status along with those loans still accruing that are contractually past due 90 days or more.  Non-performing loans at December 31, 2009 totaled $2,641,000 compared to non-performing loans of $5,355,000 at year-end 2008.  At December 31, 2009, non-performing commercial loans made up 82.32% or $2,174,000 of all non-performing loans compared to 84.20% or $4,509,000 at year-end 2008.  At December 31, 2009, non-performing real estate loans totaled $245,000, down $366,000 from $611,000 at year-end 2008 while non-performing consumer loans totaled $222,000, down $13,000 from $235,000 at year-end 2008.

The following schedule summarizes impaired and non-performing loans (in thousands) as of December 31,

	2009	2008	2007	2006	2005
Impaired loans	$1,728	$2,965	$2,892	$2,267	$1,912
Loans accounted for on a non-accrual basis (includes substantially all impaired loans)	$2,641	$5,355	$3,445	$1,984	$1,912
Accruing loans, which are contractually past due 90 days or more as to interest or principal payments	0	0	5	283	124
Total non-performing loans	$2,641	$5,355	$3,450	$2,267	$2,036
Non-performing loans to allowance for losses	0.96	2.16	1.43	1.13	0.74

As of December 31, 2009, there were no other interest bearing assets that would be required to be disclosed in the table above, if such assets were loans.

Securities

The Corporation’s securities portfolio has been structured in such a way as to maintain a prudent level of liquidity while also providing an acceptable rate of return.  Securities available for sale include securities that may be sold to effectively manage interest rate risk exposure, prepayment risk and other factors such as liquidity requirements.  These available for sale securities are reported at fair value with unrealized aggregate appreciation/depreciation excluded from income and credited/charged to accumulated other income/(loss) within shareholders’ equity on a net of tax basis.  While the Corporation’s focus is to generate interest revenue primarily through loan growth, the investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity.  The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations along with the Corporation’s level of pledgeable collateral for potential borrowings.  The portfolio’s scheduled maturities represent a significant source of liquidity.

Securities available for sale, representing 12.48% of total assets, decreased $888,000 or 2.36% to $36,733,000 at December 31, 2009 from $37,621,000 at December 31, 2008 compared to a decrease of $11,254,000 or 23.03% from $48,875,000 at year-end 2007.  The decline in securities available for sale during 2009 was primarily due to calls of U.S. Government Agencies and municipal securities of $5,296,000, sales of municipal securities of $593,000 along with principal pay downs and prepayments of mortgage-backed securities of $4,365,000 offset by purchases of U.S. Government Agencies of $8,148,000 and an increase in fair value of $1,426,000.  The decline in securities available for sale during 2008 primarily resulted from calls of U.S. Government Agencies and municipal securities of $7,731,000 and principal pay downs and prepayments of mortgage-backed securities of $3,392,000 along with a decline in fair value of $112,000.  At December 31, 2009, there were no concentrations of securities of any one issuer, whose carrying value exceeded 10% of shareholders’ equity.

Summarized below is the carrying value of securities available for sale (in thousands) as of December 31,

	2009	2008	2007
U.S. Treasury and U.S. Government Agency securities	$4,083	$1,007	$8,530
Obligations of states and political subdivisions	18,618	18,597	19,153
Mortgage-backed securities	11,774	15,759	19,021
Equity investments	2,258	2,258	2,171
	$36,733	$37,621	$48,875

The following is a schedule, by carrying value, of maturities (or, if applicable, earliest call dates) by category of debt securities (in thousands) and the related weighted average yield of such securities as of December 31, 2009:

	Maturing in One Year or Less		Maturing After One Year Through Five Years		Maturing After Five Years Through Ten Years		Maturing After Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and U.S. Government
Agency securities	$1,020	0.35%	$3,063	1.75%	$—	n/a	$—	n/a
Obligations of states and political subdivisions	2,284	6.71%	8,759	5.74%	6,158	5.97%	1,417	6.04%
Mortgage-backed securities	27	4.99%	683	3.65%	2,325	4.19%	8,739	4.54%
Total	$3,331	4.75%	$12,505	4.65%	$8,483	5.48%	$10,156	4.75%

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

Cash and cash equivalents

Cash and cash equivalents, representing 4.16% of total assets, increased $3,312,000 or 37.07% to $12,246,000 at December 31, 2009 from $8,934,000 at December 31, 2008 compared to an increase of $2,390,000 or 36.52% from $6,544,000 at year-end 2007.  The increase in 2009 relates to a higher level of federal funds invested and interest bearing deposits in financial institutions.  Management maintains federal funds invested as a tool in managing daily cash needs.  The increase in federal funds invested and interest bearing deposits was primarily the result of efforts to improve liquidity using core deposits and not renew various alternative funding, such as brokered deposits, as they matured.  The increase in 2008 primarily resulted from an increase in interest bearing deposits in financial institutions.

Premises and equipment

Premises and equipment, representing 2.71% of total assets, increased $61,000 or 0.77% to $7,983,000 at December 31, 2009 from $7,922,000 at December 31, 2008 compared to a decrease of $766,000 or 8.82% from $8,688,000 at year-end 2007.  The increase in premises and equipment during 2009 represents capital purchases of $1,128,000, offset with depreciation of $862,000 and sales and disposals of $205,000.  Capital purchases in 2009 consisted principally of the purchase and renovation of a branch in the Marion market for the purpose of relocating an existing branch.  The branch’s previous location had limited accessibility and was not conducive to expansion or growth.  The Corporation took advantage of a competitor’s branch closing to enhance existing customer convenience and expand its market area.  Proceeds from the sale of the previous location totaled $175,000 resulting in a net loss on the sale of $24,000.  The decrease in premises and equipment during 2008 resulted in depreciation of $1,031,000, sales and disposals of $583,000 offset by $848,000 in capital purchases.

Other assets

Other assets, representing 3.71% of total assets, increased $2,791,000 or 34.39% to $10,907,000 at December 31, 2009 from $8,116,000 at December 31, 2008 compared to a decrease of $10,000 or 0.12% from $8,126,000 at year-end 2007.  The increase in other assets during 2009 was primarily due to an increase of $1,065,000 in OREO and other repossessed assets along with an increase of $1,521,000 in prepaid expenses primarily resulting from the three year prepaid FDIC deposit insurance assessment of $1,542,000.  The decrease in other assets during 2008 was principally due to a decrease of $318,000 or 43.66% in deferred tax assets due to a tax refund of $295,000 in the fourth quarter of 2008, partially offset by an increase in Bank-owned life insurance of $268,000.

Other real estate owned (“OREO”) and other repossessed assets is carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property.  OREO represents properties acquired by the Corporation through loan defaults by customers.  At December 31, 2009, the Corporation held eleven properties in OREO with a carrying value of $1,032,000 compared to one property held in OREO at December 31, 2008 with a carrying value of $8,000.

Deposits and borrowings

The Corporation’s primary source of funds is customer deposits.  The Bank offers a variety of deposit products in an attempt to remain competitive and respond to changes in consumer demand.  The Corporation relies primarily on its high quality customer service, sales programs, customer referrals and advertising to attract and retain these deposits.  Deposits provide the primary source of funding for the Corporation’s lending and investment activities, and the interest paid for deposits must be carefully managed to control the level of interest expense.

Total deposits, representing 97.47% of total liabilities, increased $33,041,000 or 14.26% to $264,709,000 at December 31, 2009 from $231,668,000 at December 31, 2008 compared to decrease of $6,843,000 or 2.87% from $238,511,000 at year-end 2007.  The increase in deposits during 2009 represent increases in all core deposit products with significant increases in money market accounts, interest bearing demand accounts and noninterest bearing demand accounts of $12,432,000 or 53.69%, $11,006,000 or 23.04% and $11,989,000 or 61.81%, respectively.  The increase in deposit levels is a result of management’s competitive rates and customer incentives or programs geared towards core deposit growth.  These increases were offset with a decrease in large time deposits of $3,946,000 or 9.57% as maturing brokered deposits were not renewed.

The following is a schedule of maturities of time certificates of deposit (in thousands) in amounts of more than $100,000 as of December 31, 2009:

Three months or less	$5,915
Over three months through six months	6,835
Over six months through twelve months	10,249
Over twelve months	14,301
Total	$37,300

The decrease in deposit balances in 2008, reflected to some degree, the shifting of deposit balances due to drastic cuts to the short-term interest rates as customers sought out higher yielding deposit products.  Interest bearing transaction accounts decreased $13,307,000 or 15.80% primarily in premier checking and business money market products while small certificate of deposits increased $6,265,000, large certificate of deposits increased $3,042,000 and individual retirement accounts increased $1,367,000 offset with decreases in savings and noninterest bearing accounts of $1,061,000 and $3,149,000, respectively.

The average amount of deposits (in thousands) and average rates paid are summarized as follows for the years ended December 31,

	2009		2008		2007
	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate
Interest bearing demand deposits	$81,861	0.83%	$80,471	1.80%	$86,759	3.35%
Savings deposits	14,751	0.30	15,464	0.31	15,765	0.33
Time deposits	126,720	3.22	114,548	4.00	120,603	4.45
Demand deposits (noninterest bearing)	24,231		22,167		21,758
Total	$247,563		$232,650		$244,885

Borrowed funds that may be utilized by the Corporation are comprised of Federal Home Loan Bank (FHLB) advances and federal funds purchased.  Borrowed funds are an alternative funding source to deposits and can be used to fund the Corporation’s liquidity needs.  FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest.  Federal funds purchased are borrowings from other banks that mature daily.  Borrowed funds, representing 1.84% of total liabilities, remained unchanged at $5,000,000 at December 31, 2009, 2008 and 2007.

CAPITAL RESOURCES

Shareholders’ equity increased $1,390,000 or 6.52% to $22,695,000 at December 31, 2009 from $21,305,000 at December 31, 2008 compared to an increase of $39,000 or 0.18% from $21,266,000 at year-end 2007.  The increase in shareholders’ equity for 2009 represents current earnings of $1,101,000, less dividends paid of $659,000, plus an increase in the market value of securities available for sale, net of tax of $942,000, plus adjustments related to employee compensation costs and stock option accounting of $6,000.  The increase in shareholders’ equity for 2008 represents current earnings of $1,301,000, less dividends paid of $864,000, less a decrease in the market value of securities available for sale, net of tax of $74,000, less an adjustment to retained earnings of $323,000 resulting from the adoption of a new accounting principle constituting a one-time adjustment to recognize compensation costs pertaining to endorsement split-dollar life insurance policies that provide a benefit to an employee extending to postretirement periods.

During 2009, the Corporation returned 59.90% of earnings through dividends of $659,000 at $0.58 per share compared to a return on earnings of 66.38% through dividends of $864,000 at $0.76 during 2008.  Average total shareholders’ equity to average total assets was 8.01% at December 31, 2009, compared to 8.15% at December 31, 2008 and 8.11% at December 31, 2007.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios.  Regulations require all banks to have a minimum total risk-based capital ratio of 8.0%, with half of the capital composed of core capital.  Minimum leverage ratios range from 3.0% to 5.0% of total assets.  Conceptually, risk-based capital requirements assess the riskiness of a financial institution’s balance sheet and off-balance sheet commitments in relation to its capital.  Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets.  Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations.  Qualified Tier 2 capital can equal up to 100% of an institution’s Tier 1 capital with certain limitations in meeting the total risk-based capital requirements.  At December 31, 2009, the Bank’s total risk-based capital ratio and leverage ratio were 10.3% and 7.8%, thus exceeding the minimum regulatory requirements.  At December 31, 2008, the ratios were 11.3% and 8.1%.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Corporation has certain obligations and commitments to make future payments under contract.
At December 31, 2009 the aggregate contractual obligations and commitments are:

Contractual obligations	Payments Due by Period
(In thousands)	Total	Less Than One Year	1-3 Years	3-5 Years	After 5 Years
Time deposits and certificates of deposit	$124,336	$62,464	$45,245	$16,502	$125
Borrowed funds	5,000	5,000	—	—	—
Total	$129,336	$67,464	$45,245	$16,502	$125

Other commitments	Amount of Commitment – Expiration by Period
(In thousands)	Total	Less Than One Year	1-3 Years	3-5 Years	After 5 Years
Commitments to extend commercial credit	$10,841	$7,203	$1,954	$145	$1,539
Commitments to extend consumer credit	11,275	72	789	4,356	6,058
Standby letters of credit	273	273	—	—	—
Total	$22,389	$7,548	$2,743	$4,501	$7,597

Other obligations/commitments include the deferred compensation plan, Index plan reserve and split dollar life insurance.  The timing of payments for these plans is unknown.  See Note 1 for additional details.

Items listed under “Contractual obligations” represent standard bank financing activity under normal terms and practices.  Such funds normally rollover or are replaced by like items depending on then-current financing needs.  Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers.  Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms.  On an on-going basis, about half of these amounts are expected to be drawn.  Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs.  Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines.  Utilization rates tend to be fairly constant over time.  Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources.  In the unlikely event of the other source’s failure to provide sufficient financing, the bank would be called upon to fill the need.  The Corporation is also continually engaged in the process of approving new loans in a bidding competition with other banks.  Management and Board committees approve the terms of these potential new loans with conditions and/or counter terms made to the applicant customers.  Customers may accept the terms, make a counter proposal, or accept terms from a competitor.  These loans are not yet under contract, but offers have been tendered, and would be required to be funded if accepted.  Such agreements represent approximately $1,986,000 at December 31, 2009, in varying maturity terms.

LIQUIDITY

Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments and other corporate needs.  The Corporation’s liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities which are summarized in the Condensed Consolidated Statements of Cash Flows.  Primary sources of funds are deposits, prepayments and maturities of outstanding loans and securities.  While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and industry competition.  Funds are primarily utilized to meet ongoing commitments, satisfy operational expenses, pay out maturing certificates of deposit and savings withdrawals and fund loan demand, with excess funds being invested in short-term, interest earning assets.  Additional funds are generated through Federal Home Loan Bank advances, overnight borrowings and other sources.

The Corporation’s liquidity ratio at December 31, 2009 was 5.72% compared to 6.02% at December 31, 2008.  Another measure of liquidity is the relationship of net loans to deposits and borrowed funds with lower ratios indicating greater liquidity.  At December 31, 2009 the ratio of net loans to deposits and borrowed funds was 83.52% compared to 82.89% at December 31, 2008.  In 2009, total cash from operating activities of $1,421,000 and proceeds from maturities, repayments and sales of securities, proceeds from OREO and repossessed asset sales and proceeds from premises and equipment sales of $11,381,000 along with the increase in deposit balances of $33,042,000 was used to fund loan growth of $32,597,000, security purchases of $8,148,000, capital expenditures of $1,128,000 and pay dividends of $659,000.  In 2008, total cash from operating activities of $3,826,000 and proceeds from maturities and repayments of securities, proceeds from OREO and repossessed asset sales and proceeds from premises and equipment sales of $11,997,000 was used to fund loan growth of $4,877,000, capital expenditures of $848,000, pay dividends of $864,000 and satisfy deposit withdrawals of $6,844,000.

In 2007, the combined cash from operating and certain investing activities of $6,538,000 along with FHLB advances of $5,000,000 was used to reinvest in tax-exempt securities of $1,537,000, fund loan growth of $1,401,000, capital expenditures of $448,000, pay dividends of $865,000, fund stock transactions of $407,000 and satisfy deposit withdrawals of $11,154,000.  Net cash flows resulted in an increase of $3,312,000 in cash and cash equivalents for 2009 compared to an increase of $2,390,000 and a decrease of $4,274,000 in cash and cash equivalents for 2008 and 2007, respectively.  Liquidity is monitored and closely managed by the Asset-Liability Management Committee (ALCO).   Management believes that its sources and levels of liquidity are adequate to meet the needs of the Corporation.

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

One method used to manage interest rate risk is a rate sensitivity gap analysis, which monitors the relationship between the maturity and repricing of its interest earning assets and interest bearing liabilities.  The interest rate sensitivity gap is defined as the difference between the amount of interest earning assets maturing or repricing within a specific time period and the amount of interest bearing liabilities maturing or repricing within that same time period.  A “positive gap” occurs when the amount of interest rate-sensitive assets maturing or repricing within a given period exceeds the amount of interest-sensitive liabilities maturing or repricing within the same period.  Conversely, a “negative gap” occurs when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets.  Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income.  During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management monitors its gap position in order to maintain earnings at an acceptable level.  This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest.  Interest rates of the majority of the commercial and real estate loan portfolios vary based on U.S. Treasury rates and the prime commercial lending rates published by The Wall Street Journal.   Consumer loans have primarily fixed rates of interest, except for home equity loans.  At December 31, 2009, as well as December 31, 2008, the Corporation’s gap position was negative as more rate-sensitive liabilities were set to re-price in the coming year than rate-sensitive assets.

Principal/Notional Amount with expected Maturities in:
(Dollars in thousands)

For the Year Ended December 31, 2009:

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
Rate sensitive assets:
Fixed interest rate loans	$10,918	$7,301	$8,315	$7,862	$10,154	$17,548	$62,098	$61,589
Average interest rate	6.52%	7.27%	6.88%	7.09%	7.39%	7.61%	7.18%
Variable interest rate loans	$14,763	$1,725	$1,477	$5,451	$6,158	$136,336	$165,910	$164,550
Average interest rate	5.04%	6.15%	5.74%	5.59%	5.44%	6.14%	6.00%
Fixed interest rate securities	$45	$181	$152	$1,092	$1,577	$29,010	$32,057	$32,057
Average interest rate	4.46%	4.55%	4.53%	3.82%	3.78%	3.94%	3.93%
Variable interest rate securities	$—	$—	$—	$—	$—	$4,676	$4,676	$4,676
Average interest rate						4.27%	4.27%
Rate sensitive liabilities:
Noninterest bearing deposits	$7,846	$6,277	$4,707	$3,924	$3,924	$4,707	$31,385	$31,385
Interest bearing demand deposits	$19,811	$19,811	$19,811	$19,811	$19,811	$9,933	$108,988	$108,988
Average interest rate	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%
Interest bearing time deposits	$62,465	$42,819	$2,426	$10,579	$5,922	$125	$124,336	$124,390
Average interest rate	2.15%	2.90%	3.89%	4.37%	3.21%	0.73%	2.68%
Fixed interest rate borrowing	$5,000	$—	$—	$—	$—	$—	$5,000	$5,001
Average interest rate	3.36%						3.36%
Variable interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

For the Year Ended December 31, 2008:

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Rate sensitive assets:
Fixed interest rate loans	$5,421	$6,593	$6,964	$8,240	$8,772	$19,751	$55,741	$54,527
Average interest rate	8.28%	8.67%	8.32%	7.14%	7.13%	8.49%	8.05%
Variable interest rate loans	$10,342	$2,453	$435	$2,010	$6,222	$121,447	$142,909	$139,814
Average interest rate	5.55%	5.79%	6.74%	6.11%	5.74%	6.55%	6.42%
Fixed interest rate securities	$1,039	$18	$517	$142	$1,236	$27,761	$30,713	$30,713
Average interest rate	3.16%	3.61%	4.61%	4.89%	2.87%	4.95%	4.80%
Variable interest rate securities	$—	$—	$—	$—	$—	$6,908	$6,908	$6,908
Average interest rate						4.74%	4.74%
Rate sensitive liabilities:
Noninterest bearing deposits	$4,849	$3,879	$2,909	$2,425	$2,425	$2,909	$19,396	$19,396
Interest bearing demand deposits	$15,500	$15,500	$15,500	$15,500	$15,500	$7,773	$85,273	$85,273
Average interest rate	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%
Interest bearing time deposits	$77,628	$23,724	$13,675	$1,619	$10,187	$166	$126,999	$130,025
Average interest rate	3.51%	3.80%	4.34%	4.71%	4.41%	2.34%	3.74%
Fixed interest rate borrowing	$—	$5,000	$—	$—	$—	$—	$5,000	$5,142
Average interest rate		3.36%					3.36%
Variable interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

The tables above provide information about the Corporation’s financial instruments, used for purposes other than trading, which are sensitive to changes in interest rates.  For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities.  For core deposits (demand, interest bearing checking, savings and money market) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based upon the Corporation’s historical experience, management’s judgments and statistical analysis, as applicable, concerning their most likely withdrawal behaviors, and does not represent when the rates on these items may be changed.  Weighted-average variable rates are based upon rates existing at the reporting date.

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

The estimated fair value of the Corporation’s financial assets was below carrying value by $1,869,000 at December 31, 2009 compared to $4,309,000 below carrying value at December 31, 2008.  The fair value of interest bearing liabilities had a slight decrease in fair value of $55,000 at December 31, 2009 compared to a $3,168,000 decrease in fair value a year ago.  The net result for 2009 was a net market loss of $1,924,000, an improvement from the net market loss of $7,478,000 at year-end 2008.  Further information relating to the Corporation’s estimated fair value of its financial instruments is disclosed in Note 14 of the Consolidated Financial Statements.

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
Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Columbus, Ohio
March 11, 2010

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008

(Dollars in thousands)

	2009	2008
ASSETS
Cash and cash equivalents	$4,844	$5,357
Federal funds sold	7,402	3,577
Cash equivalents and federal funds sold	12,246	8,934

Securities available for sale	36,733	37,621
Total loans	228,008	198,650
Allowance for loan losses	(2,744)	(2,483)
Loans, net	225,264	196,167
Premises and equipment, net	7,983	7,922
Accrued interest receivable	1,147	1,035
Other assets	10,907	8,116

Total assets	$294,280	$259,795

LIABILITIES
Deposits
Noninterest bearing demand	$31,385	$19,396
Interest bearing demand	94,364	70,926
Savings and time deposits	101,660	100,100
Time deposits $100,000 and greater	37,300	41,246
Total deposits	264,709	231,668
FHLB advances	5,000	5,000
Accrued interest payable	239	337
Other liabilities	1,637	1,485
Total liabilities	271,585	238,490

SHAREHOLDERS’ EQUITY
Common stock, no par value; 4,000,000 shares authorized, 1,181,038 shares issued in 2009 and 1,178,938 in 2008	11,266	11,282
Retained earnings	12,278	11,836
Unearned compensation	(26)	—
Deferred compensation plan shares; at cost, 22,702 shares in 2009 and 22,126 shares in 2008	(494)	(542)
Treasury stock; 42,541 shares in 2009 and 2008	(1,163)	(1,163)
Accumulated other comprehensive income (loss)	834	(108)
Total shareholders’ equity	22,695	21,305

Total liabilities and shareholders’ equity	$294,280	$259,795

See accompanying notes to consolidated financial statements.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Years ended December 31, 2009, 2008 and 2007

(Dollars in thousands, except per share data)

	2009	2008	2007
Interest income
Interest and fees on loans	$14,047	$14,418	$15,439
Interest on securities:
Taxable	712	1,087	1,472
Nontaxable	749	771	763
Federal funds sold	21	18	208
Total interest income	15,529	16,294	17,882

Interest expense
Interest on deposits	4,798	6,081	8,323
Interest on borrowings	169	196	48
Total interest expense	4,967	6,277	8,371

Net interest income	10,562	10,017	9,511

Provision for loan losses	1,484	1,127	1,332
Net interest income after provision for loan loss	9,078	8,890	8,179

Noninterest income
Service fees and overdraft charges	1,877	1,896	1,754
Gains on security sales, net	22	—	—
Losses on repossessed asset sales, net	(102)	(21)	(51)
Other income	579	784	541
Total noninterest income	2,376	2,659	2,244

Noninterest expenses
Salaries and employee benefits	5,046	5,415	5,904
Premises and equipment	1,444	1,575	1,727
Loan expense	411	183	222
Professional fees	454	495	629
Data processing	256	267	566
Software maintenance	287	266	274
Advertising and promotional	197	217	197
FDIC deposit insurance	659	91	65
Franchise tax	270	264	269
Other operating expense	1,240	1,287	1,466
Total noninterest expense	10,264	10,060	11,319

Income (loss) before income taxes	1,190	1,489	(896)
Income tax expense (credit)	89	188	(597)
Net income (loss)	$1,101	$1,301	$(299)

Basic earnings (loss) per common share	$0.97	$1.14	$(0.26)
Diluted earnings (loss) per common share	$0.97	$1.14	$(0.26)

See accompanying notes to consolidated financial statements.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2009, 2008 and 2007

 (Dollars in thousands)

	Outstanding Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Stock Ownership Plan Shares	Treasury Stock	Total Shareholders’ Equity
Balance at January 1, 2007	1,151,335	$11,213	$12,886	$(421)	$(475)	$(756)	$22,447
Comprehensive income:
Net income (loss)		—	(299)	—	—	—	(299)
Change in net unrealized gain (loss) on securities available for sale, net of tax effect		—	—	387	—	—	387
Total comprehensive income							88

Cash dividends declared		—	(865)	—	—	—	(865)
Shares acquired for deferred compensation: 1,588 shares		32	—	—	(32)	—	—
Shares divested for deferred compensation: 956 shares		(25)	—	—	25	—	—
Stock-based compensation	—	3	—	—	—	—	3
Purchase of treasury stock	(15,320)	—	—	—	—	(417)	(417)
Issuance of treasury stock for deferred compensation plan	382	10	—	—	(10)	10	10

Balance at December 31, 2007	1,136,397	$11,233	$11,722	$(34)	$(492)	$(1,163)	$21,266

Comprehensive income:
Net income		—	1,301	—	—	—	1,301
Change in net unrealized gain (loss) on securities available for sale, net of tax effect		—	—	(74)	—	—	(74)
Total comprehensive income							1,227
Cumulative effect of change in accounting for postretirement obligations		—	(323)	—	—	—	(323)
Cash dividends declared		—	(864)	—	—	—	(864)
Shares acquired for deferred compensation: 2,510 shares		58	—	—	(58)	—	—
Shares divested for deferred compensation: 331 shares		(8)	—	—	8	—	—
Stock-based compensation	—	(1)	—	—	—	—	(1)

Balance at December 31, 2008	1,136,397	$11,282	$11,836	$(108)	$(542)	$(1,163)	$21,305

See accompanying notes to consolidated financial statements.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2009, 2008 and 2007
(Dollars in thousands)

	Outstanding Shares	Common Stock	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Stock Ownership Plan Shares	Treasury Stock	Total Shareholders’ Equity
Balance at January 1, 2009	1,136,397	$11,282	$11,836	$—	$(108)	$(542)	$(1,163)	$21,305

Comprehensive income:
Net income		—	1,101	—	—	—	—	1,101
Change in net unrealized gain (loss) on securities available for sale, net of reclassification & tax effect		—	—	—	942	—	—	942
Total comprehensive income								2,043

Cash dividends declared		—	(659)	—	—	—	—	(659)
Shares acquired: deferred compensation 5,673 shares		75	—	—	—	(75)	—	—
Shares divested: deferred compensation 5,097 shares		(123)	—	—	—	123	—	—
Restricted shares awarded	2,100	26	—	(26)	—	—	—	—
Stock-based compensation		6	—	—	—	—	—	6

Balance at December 31, 2009	1,138,497	$11,266	$12,278	$(26)	$834	$(494)	$(1,163)	$22,695

See accompanying notes to consolidated financial statements.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009, 2008 and 2007

(Dollars in thousands)

	2009	2008	2007
Cash flows from operating activities
Net income (loss)	$1,101	$1,301	$(299)
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation	862	1,031	1,125
Provisions for loan loss	1,484	1,127	1,332
Deferred income taxes	(84)	(66)	(169)
Loss on sale of repossessed assets, net	102	21	51
Stock dividends on FHLB stock	—	(87)	—
Net amortization on securities	207	107	308
Amortization of intangible assets	—	—	4
Increased cash value of Bank-owned life insurance	(277)	(268)	(258)
Stock-based compensation	7	(1)	3
Changes in:
Interest receivable	(112)	214	79
Interest payable	(98)	(49)	(12)
Other assets and liabilities	(1,771)	496	(303)
Net cash from operating activities	1,421	3,826	1,861

Cash flows from investing activities
Securities available for sale
Purchases	(8,148)	—	(1,537)
Maturities and repayments	9,661	11,123	4,053
Sales	593
Net change in loans	(32,597)	(4,877)	(1,401)
Proceeds from sale of OREO and repossessed assets	922	291	487
Proceeds from sale of premises and equipment	205	583	137
Bank premises and equipment expenditures	(1,128)	(848)	(448)
Net cash from investing activities	(30,492)	6,272	1,291

Cash flows from financing activities
Net change in deposits	33,042	(6,844)	(11,154)
Proceeds from additional FHLB advances	—	20,440	5,000
Repayments of FHLB advances	—	(20,440)	—
Cash dividends paid	(659)	(864)	(865)
Issuance of common stock	—	—	10
Purchase of treasury stock	—	—	(417)
Net cash from financing activities	32,383	(7,708)	(7,426)

Net change in cash and cash equivalents	3,312	2,390	(4,274)
Cash and cash equivalents	8,934	6,544	10,818

Cash and cash equivalents	$12,246	$8,934	$6,544

Supplemental disclosures:
Cash paid for interest	$5,065	$6,326	$8,382
Cash paid for income taxes	255	—	—
Non-cash transfer of loans to foreclosed/repossessed assets	2,286	405	413

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

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States inherently involves the use of estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures.  These estimates relate principally to the determination of the allowance for loan losses, income taxes and the fair value of financial instruments.  Due to potential changes in conditions, it is at least reasonably possible that change in estimates will occur in the near term and that such changes could be material to the amounts reported in the Corporation’s financial statements.

Cash and Cash Equivalents:  Cash and cash equivalents include cash, interest bearing and noninterest bearing demand deposits with banks, and federal funds invested.

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

The allowance consists of specific and general components.  The specific component relates to loans that are classified as doubtful, substandard, or special mention.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

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

Stock Compensation: The Corporation recognizes expense for stock-based compensation using the fair value method of accounting.  The Corporation uses an option pricing model to estimate the grant date present value of stock options granted.  Compensation is then recognized over the service period, which is usually the vesting period.

Financial Instruments:  Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer-financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded.

Fair Values of Financial Instruments:  Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately.  Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.  Changes in assumptions or in market conditions could significantly affect the estimates.  The fair value estimates of existing on-and off balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Comprehensive Income:  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.  The only other comprehensive income item the Corporation presently has is net unrealized gains and losses on available for sale securities, reported net of tax.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there are such matters that will have a material effect on the financial statements.

Earnings Per Share:  Basic earnings per share (“EPS”), is calculated by dividing net income by the weighted average number of common shares outstanding.  The computation of diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period.  The dilutive effect of stock options is considered in earnings per share calculations, if dilutive, using the treasury stock method.

Industry Segments:  While the Corporation’s chief decision makers monitor the revenue streams of various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis.  Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable segment.

NOTE 2 - SECURITIES

The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income was as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2009
Obligations of U.S. Government and federal agencies	$4,083	$—	$(15)
Obligations of state and political subdivisions	18,618	925	(33)
Mortgage-backed securities	11,774	386	—
Total debt securities available for sale	34,475	1,311	(48)
Equity investments	2,258	—	—
Total securities available for sale	$36,733	$1,311	$(48)

2008
Obligations of U.S. Government and federal agencies	$1,007	$7	$—
Obligations of state and political subdivisions	18,597	310	(415)
Mortgage-backed securities	15,759	59	(124)
Total debt securities available for sale	35,363	376	(539)
Equity investments	2,258	—	—
Total securities available for sale	$37,621	$376	$(539)

Contractual maturities of securities (in thousands) at year-end 2009 were as follows.  Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value
Due less than one year	$18
Due after one year through five years	2,321
Due after five years through ten years	12,838
Due after ten years	7,524
Mortgage-backed securities	11,774
Equity investments	2,258
$36,733

Sales of available for sale securities (in thousands) were as follows:

	2009	2008	2007
Proceeds	$593	$—	$—
Gross gains	22	—	—
Gross losses	—	—	—

Proceeds from maturities, calls and repayments of principal were $9,661,000, $11,123,000 and $4,053,000 in 2009, 2008 and 2007 respectively.

Information pertaining to securities with gross unrealized losses, (in thousands) at December 31, 2009, aggregated by investment category and length of time that the individual securities have been in a continuous loss position:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Available for sale securities	Losses	Value	Losses	Value
U.S. Government and Agency	$(15)	$2,082	$0	$0
State and political subdivisions	(16)	1,259	(17)	835
Mortgage-backed securities	0	0	0	0
Total available for sale	$(31)	$3,341	$(17)	$835

Information pertaining to securities with gross unrealized losses, (in thousands) at December 31, 2008, aggregated by investment category and length of time that the individual securities have been in a continuous loss position:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Available for sale securities	Losses	Value	Losses	Value
U.S. Government and Agency	$0	$0	$0	$0
State and political subdivisions	(415)	7,143	0	0
Mortgage-backed securities	(96)	7,585	(28)	1,071
Total available for sale	$(511)	$14,728	$(28)	$1,071

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

NOTE 3 – LOANS

Year-end loans (in thousands) were as follows:

	2009	2008
Commercial loans	$168,611	$141,968
Real estate loans - residential	9,296	7,000
Construction loans	2,529	1,921
Consumer loans	23,721	21,596
Home equity loans	22,685	22,244
Indirect finance loans	1,166	3,921
Total loans	$228,008	$198,650

At December 31, 2009 and 2008, total loans included loans to farmers for agricultural purposes of approximately $25,602,000 and $22,687,000 respectively.

Impaired loans (in thousands) were as follows:

	2009	2008
Year-end loans with no allocated allowance for loan losses	$943	$1,377
Year-end loans with allocated allowance for loan losses	785	1,588
Total	$1,728	$2,965

Amount of the allowance for loan losses allocated	$88	$375

	2009	2008	2007
Average of impaired loans during the year	$2,468	$3,058	$1,654
Income recognized on impaired loans	31	51	137
Cash-basis interest recognized on impaired loans	31	51	137

Non-performing loans (in thousands) were as follows:

	2009	2008
Loans past due over 90 days still on accrual	$—	$—
Nonaccrual loans	2,641	5,355

NOTE 4 - ALLOWANCE FOR LOAN LOSS

Activity in the allowance for loan loss (in thousands) was as follows:

	2009	2008	2007
Beginning balance	$2,483	$2,411	$2,015
Provision for loan loss	1,484	1,127	1,332
Loans charged off	(1,315)	(1,279)	(1,287)
Recoveries of loans previously charged off	92	224	351
Ending balance	$2,744	$2,483	$2,411

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:

	2009	2008
Land	$1,110	$1,070
Buildings	8,613	8,249
Furniture and equipment	5,300	4,639
Construction in process	35	371
Total	15,058	14,329
Accumulated depreciation	7,075	6,407
Premises and equipment, net	$7,983	$7,922

NOTE 6 - DEPOSITS

At year-end 2009, scheduled maturities of time deposits (in thousands) were as follows:

2010	$62,465
2011	42,819
2012	2,426
2013	10,579
2014	5,922
2015 and thereafter	125

$124,336

NOTE 7 – FHLB ADVANCES

FHLB advances (in thousands) consisted of the following at year-end:

	Current
	Interest
	Rate	2009	2008
FHLB fixed rate advance, with monthly
Interest payments; due June 2010	3.36%	$5,000	$5,000

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank’s qualified mortgage loans.  At December 31, 2009, the loans pledged for FHLB advances had a carrying value of $29,278,000.

NOTE 8 - INCOME TAXES

The provision for income taxes (in thousands) consists of:

	2009	2008	2007
Current provision	$173	$254	$(428)
Deferred provision (benefit)	(84)	(66)	(169)
Total income tax expense (credit)	$89	$188	$(597)

Year-end deferred tax assets and liabilities (in thousands) consist of:

Items giving rise to deferred tax assets	2009	2008
Allowance for loan losses in excess of tax reserve	$564	$511
Deferred compensation	264	272
Alternative minimum tax credit carry forward	374	294
Unrealized loss on securities available for sale	—	56
Nonaccrual loan interest	40	18
Accrued expenses and other	53	5
Total	1,295	1,156

Items giving rise to deferred tax liabilities
Depreciation	(208)	(95)
Deferred loan fees and costs	(145)	(160)
FHLB stock dividend	(309)	(309)
Unrealized gain on securities available for sale	(429)	—
Prepaid expenses and other	(104)	(91)
Total	(1,195)	(655)
Net deferred tax benefit	$100	$501

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	2009	2008	2007
Tax at statutory rates	$405	$506	$(305)
Increase (decrease) in tax resulting from:
Tax-exempt income	(325)	(310)	(311)
Other	9	(8)	19
Total income tax expense (credit)	$89	$188	$(597)

Income tax expense related to net security gains totaled approximately $7,000 for 2009.  The Corporation had no reportable income tax expense pertaining to security gains for 2008 and 2007.

NOTE 9 – STOCK BASED COMPENSATION

At December 31, 2009, the Corporation maintained the 1997 Stock Option Plan and the 2009 Incentive Stock Option Plan.  No additional grants may be made under the 1997 Stock Option Plan.  The 2009 Plan, which is shareholder approved, permits the grant of stock options, restricted stock and certain other stock-based awards for up to 150,000 shares.  At December 31, 2009, 129,800 shares remained available for issuance.  All stock options have an exercise price that is equal to the closing market value of the Corporation's stock on the date the options are granted.  The Corporation measures compensation cost at the grant date based on the fair value of the award.  The fair value of each option award is estimated on the date of grant using an option valuation model that uses assumptions for the following: dividend yield, expected volatility, risk-free interest rate, annual forfeiture rate, expected life of options (in years) and weighted average grant-date fair value.  Expected volatilities are based on historical volatility of the Corporation’s stock.  The expected term of options granted is estimated using the simplified method calculation.  The risk-free rate for periods within the estimated life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  The following assumptions were used in estimating the fair value for the stock options granted in 2009:  a weighted average expected life of 8 years, a risk-free interest rate of 3.35%, a dividend yield of 3.38% and an expected volatility of 19.98%.  On August 12, 2009, 18,100 stock options with an exercise price of $12.30 were granted to executive officers and certain key employees.  The weighted average fair value of options granted was $2.08 per share.  These options will vest over three years and have a ten year maximum term.  At December 31, 2009, unrecognized compensation related to stock options was $33,000.  This cost is expected to be recognized as compensation expense over a period of approximately 2.5 years.

On August 12, 2009, 2,100 restricted stock awards were granted to executive officers with a grant date fair value of $12.30.  Restricted stock awards are recorded as deferred compensation, a component of shareholders' equity, at fair value at the date of the grant and amortized to compensation expense over the vesting period.  At December 31, 2009 the unrecognized compensation cost for restricted awards was $22,000 which will be recognized as compensation expense over a period of approximately 2.5 years.

A summary of the Corporation’s stock options activity and related information follows:

	2009		2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	6,602	$24.59	16,328	$26.71	31,819	$26.04
Granted	18,100	12.30	—	—	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	(8,250)	28.64	(2,755)	25.70
Forfeited	—	—	(1,476)	25.46	(12,736)	23.64
Outstanding at
Year-end	24,702	$15.58	6,602	$24.59	16,328	$26.71
Options exercisable at year-end	5,602		5,602		14,328
Weighted average fair value of options granted during the year	2.08		n/a		n/a

Options outstanding at year-end 2009 were as follows.

	Outstanding		Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$12 - $13	18,100	9.62 years	0	0.00
$22 - $25	5,602	0.61 years	5,602	24.19
$26 - $30	1,000	6.00 years	0	0.00

Outstanding at year-end	24,702		5,602

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2009 was zero.

NOTE 10 – BENEFIT PLANS

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of 21 and have completed thirty days of service with the Corporation.  This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation).  In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors.  The Corporation’s matching and discretionary contributions were $87,000, $85,000 and $89,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Corporation has agreements with three former executives to provide post retirement benefits including split dollar life insurance arrangements and deferred compensation.  The Corporation’s future obligations under the agreements have been provided for through the single purchase of split dollar life insurance policies on the executives.  The Corporation has a liability recorded for the present value of the future benefits of approximately $605,000 and $571,000 at December 31, 2009 and 2008, respectively.  The Corporation recognized expense in connection with these benefits of $34,000, $33,000 and ($47,000) for the years ended December 31, 2009, 2008 and 2007, respectively.

The Corporation has deferred director fee arrangements with certain of its directors and executive officers.  The amounts deferred under the arrangements are invested in the Corporation’s common stock and are maintained in a rabbi trust.  The Corporation has 22,702 and 22,126 shares in the plan with a related obligation of $494,000 and $542,000 established within stockholders’ equity as of December 31, 2009 and 2008, respectively.

NOTE 11 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

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

The following is a summary of commitments to extend credit (in thousands) at year-end:

	2009	2008
Commitments to extend commercial credit	$10,841	$11,172
Commitments to extend consumer credit	11,275	11,363
Standby letters of credit	273	150
	$22,389	$26,128
Fixed rate	$3,876	$3,486
Variable rate	18,513	19,199
	$22,389	$22,685

At year-end 2009, the fixed rate commitments had a range of rates from 4.75% to 25.00%, and a weighted average term to maturity of 36.3 months.  At year-end 2008, the fixed rate commitments had a range of rates from 3.85% to 25.00%, and a weighted average term to maturity of 17.8 months.

The Federal Reserve Board requires all depository institutions to maintain required reserves at specified levels against its transaction accounts, and as of this year deposits held with the Federal Reserve Bank earn interest.   At December 31, 2009 and 2008, the Bank was in compliance with these requirements.

NOTE 12 - REGULATORY MATTERS

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

	Capital to risk-weighted assets		Tier 1 capital to average
	Total	Tier 1	assets
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%

At year-end 2009, actual capital levels and minimum required levels, (in thousands) for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Bank	$24,326	10.3%	$18,968	8.0%	$23,711	10.0%
Tier 1 capital (to risk weighted assets)
Bank	$21,582	9.1%	$9,484	4.0%	$14,226	6.0%
Tier 1 capital (to average assets)
Bank	$21,582	7.5%	$11,496	4.0%	$14,370	5.0%

At year-end 2008, actual capital levels and minimum required levels, (in thousands) for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)
Bank	$23,650	11.3%	$16,817	8.0%	$21,021	10.0%
Tier 1 capital (to risk weighted assets)
Bank	$21,167	10.1%	$8,409	4.0%	$12,613	6.0%
Tier 1 capital (to average assets)
Bank	$21,167	8.1%	$10,512	4.0%	$13,140	5.0%

The Bank was categorized as well capitalized at year-end 2009.  Management believes that no events have occurred since the last regulatory determination that would change the capital category.

Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs.  Ohio law prohibits the Bank, without the prior approval of the ODFI, from paying dividends in an amount greater than the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years.  The payment of dividends by any financial institution or its holding company is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be under-capitalized.  As described above, the Bank exceeded its minimum capital requirements under applicable guidelines at year-end.  At December 31, 2009 no dividends from the Bank to the Corporation could be made without prior approval from the Bank’s regulator.

NOTE 13 - RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2009 and 2008 respectively.  A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:

2009
Beginning balance	$313
New loans and advances	0
Change in status	2,760
Payments	(11)
Ending balance	$3,062

During 2009, one director joined the Corporation.  This individual had previously obtained loans from the Corporation of $2,760,000.  Deposit accounts of directors and executive officers of the Corporation totaled $2,285,000 and $934,000 at December 31, 2009 and 2008 respectively.

NOTE 14 - FAIR VALUES AND MEASUREMENTS OF FINANCIAL INSTRUMENTS

The following table presents information about the Corporation’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, and the valuation techniques used by the Corporation to determine those fair values.

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

Disclosures concerning assets and liabilities measured at fair value are as follows:

Assets and liabilities, (in thousands) measured at fair value on a recurring basis at December 31, 2009 and 2008.

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs Level (2)	Significant Unobservable Inputs (Level 3)	Balance at December 31,
2009
Assets-Securities available for sale	$18,115	$18,618	$—	$36,733
Liabilities	$—	$—	$—	$—

2008
Assets-Securities available for sale	$19,024	$18,597	$—	$37,621
Liabilities	$—	$—	$—	$—

Obligations of U.S. Government and federal agencies and securities from government-sponsored organizations have Level 1 inputs available for valuation.  Securities characterized as having Level 2 inputs generally consist of obligations of state and political subdivisions.

The Corporation also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis.  At December 31, 2009, such assets consist primarily of impaired loans and other real estate owned.  The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted cash flow projections.

Impaired loans are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Impaired loans are subject to nonrecurring fair value adjustments to reflect (1) partial write downs that are based on the observable market price or current appraised value of the collateral, or (2) the full charge-off of the loan carrying value.  Impaired loans valued using Level 3 inputs totaled $1,728,000 and $2,965,000 at December 31, 2009 and 2008, respectively.  The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions.  These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Other real estate owned ("OREO") acquired through or instead of loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.  Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO when determining the fair value of particular properties.  Accordingly, the valuations of OREO and repossessed assets are subject to significant judgment.  If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense.  Operating costs incurred after acquisition are expensed.  OREO and other repossessed assets included in other assets totaled $1,142,000 at December 31, 2009 and $78,000 at December 31, 2008.   Impairments taken on OREO property during 2009 totaled $140,000.

The estimated year-end fair values of financial instruments (in thousands) were as follows:

	2009		2008
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets
Cash and cash equivalents	$12,246	$12,246	$8,934	$8,934
Investment securities available for sale	36,733	36,733	37,621	37,621
Loans, net of allowance for loan loss	225,264	223,395	196,167	191,858
Accrued interest receivable	1,147	1,147	1,035	1,035
Financial liabilities
Demand and savings deposits	$(140,373)	$(140,373)	$(104,669)	$(104,669)
Time deposits	(124,336)	(124,390)	(126,999)	(130,025)
Federal funds purchased	—	—	(5,000)	(5,142)
FHLB advances	(5,000)	(5,001)	(337)	(337)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

•	Cash and cash equivalents - The carrying amount is a reasonable estimate of fair value.

•	Investment securities available for sale - Fair value is based on quoted market prices in active markets for identical assets or similar assets in active markets.

•
Loans - Fair value is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

•	Demand and savings deposits - Fair value is the amount payable on demand at the reporting date.

•	Time deposits - Fair value is estimated using the rates currently offered for deposits of similar remaining maturities.

•	Federal funds purchased - Given the short-term nature, the carrying amount is a reasonable estimate of fair value.

•	FHLB advances - Fair value is estimated by discounting the future cash flows using the current rate at which similar borrowings with similar remaining maturities could be made.

NOTE 15 – OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) components and related taxes (in thousands) were as follows.

	2009	2008	2007
Unrealized holding gains and losses on available-for-sale securities	$1,404	$(112)	$587
Less reclassification adjustments for gains and losses later recognized in income	(22)	—	—
Net unrealized gains and losses	1,426	(112)	587
Tax effect	484	(38)	200
Other comprehensive income (loss)	$942	$(74)	$387

NOTE 16 – EARNINGS PER SHARE

Weighted average shares used in determining basic and diluted earnings per share are as follows:

	2009	2008	2007
Weighted average shares outstanding during the year	1,137,214	1,136,397	1,140,370
Dilutive effect of stock options	—	—	—
Weighted average shares considering dilutive effect	1,137,214	1,136,397	1,140,370
Anti-dilutive stock options not considered in computing diluted earnings per share	24,702	6,602	16,328

NOTE 17 – PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.:

CONDENSED BALANCE SHEETS
December 31, 2009 and 2008
(Dollars in thousands)

	2009	2008
ASSETS
Cash on deposit with subsidiary	$33	$48
Investment in common stock of subsidiaries	22,458	21,098
Other assets	210	172
Total assets	$22,701	$21,318
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities & shareholders’ equity	$22,701	$21,318

CONDENSED STATEMENTS OF INCOME
Year ended December 31, 2009, 2008 and 2007
(Dollars in thousands)

	2009	2008	2007
INCOME
Dividends from Bank subsidiary	$757	$1,050	$1,440
Other income	—	—	49
Total income	757	1,050	1,489

EXPENSES
Professional fees	32	123	89
Other	82	65	75
Total expenses	114	188	164

Tax benefit	(39)	(64)	(48)
Income before equity in undistributed earnings of subsidiaries	682	926	1,373
Equity in undistributed earnings of subsidiaries (distribution from subsidiaries in excess of net income)	419	375	(1,672)
NET INCOME (LOSS)	$1,101	$1,301	$(299)

CONDENSED STATEMENTS OF CASH FLOW
Years ended December 31, 2009, 2008 and 2007
(Dollars in thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,101	$1,301	$(299)
Adjustments to reconcile net income (loss) to net cash from operating activities
Equity in undistributed earnings of subsidiaries	(419)	(375)	1,672
Stock-based compensation	6	(1)	3
Other	(44)	(51)	(97)
Net cash from operating activities	644	874	1,279

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of BOLI	—	—	1,454
Capital infusion from/(to) subsidiary	—	—	(1,454)
Net cash from investing activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock / options exercised	—	—	10
Treasury repurchase of common stock	—	—	(417)
Cash dividends paid	(659)	(864)	(865)
Net cash from financing activities	(659)	(864)	(1,272)

Net change in cash	(15)	10	7
Cash at beginning of period	48	38	31
Cash at end of period	$33	$48	$38

NOTE 18 – QUARTERLY INFORMATION (Unaudited)

The following quarterly information (in thousands, except per share data) is provided for the three-month periods ending as follows:

2009	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,769	$3,797	$4,000	$3,963
Total interest expense	1,425	1,282	1,177	1,083
Net interest income	$2,344	$2,515	$2,823	$2,880
Provision for loan losses	284	332	385	483
Net income	$211	$129	$383	$378
Basic earnings per common share	0.19	0.11	0.34	0.33
Diluted earnings per common share	0.19	0.11	0.34	0.33

2008	March 31,	June 30,	September 30,	December 31,
Total interest income	$4,227	$4,086	$4,068	$3,913
Total interest expense	1,848	1,486	1,426	1,517
Net interest income	$2,379	$2,600	$2,642	$2,396
Provision for loan losses	135	220	270	502
Net income	$240	$379	$471	$211
Basic earnings per common share	0.21	0.33	0.41	0.19
Diluted earnings per common share	0.21	0.33	0.41	0.19

SHAREHOLDER INFORMATION

The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH.  Current quotations and historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

2009	Dividends Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$11.00	$14.72
Three months ended June 30	0.19	10.50	14.20
Three months ended September 30	0.10	11.40	13.00
Three months ended December 31	0.10	9.00	11.70

2008	Dividends Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$22.65	$26.50
Three months ended June 30	0.19	21.25	24.83
Three months ended September 30	0.19	16.70	23.78
Three months ended December 31	0.19	12.30	17.35

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices.  Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,138,497 outstanding shares of common stock held by approximately 1,609 shareholders as of December 31, 2009.  The Corporation paid cash dividends March, June, September and December totaling $0.58 per share in 2009 and $0.76 per share in 2008.

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
Susan E. Brown, Senior Vice President, Chief Retail Banking Officer
Scott A. Oboy, Executive Vice President, Chief Financial Officer
Steven M. Strine, Senior Vice President, Chief Lending Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

Registrar and Transfer Company
Attn:  Investor Relations
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
E-Mail:  info@rtco.com
Website:  www.rtco.com

ANNUAL MEETING

The annual shareholders’ meeting will be held Thursday, May 13, 2010 at 4:30 p.m. in the main office of the Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

COMMERCIAL BANCSHARES, INC.
BOARD OF DIRECTORS

Michael A. Shope – Chairman	Retired CFO, Walbro Corporation
Norwalk, Ohio

Stanley K. Kinnett – Vice Chairman	President and CEO, Dixie-Southern
Duette, Florida

Robert E. Beach	President and CEO of Commercial
Bancshares, Inc. and the Commercial
Savings Bank, Upper Sandusky, Ohio

Daniel E. Berg	Director of Operations, Tower Automotive
Livonia, Michigan

J. William Bremyer	Foot and Ankle Surgery
Mercy Health Systems, Tiffin, Ohio
Blanchard Valley Medical Center, Findlay, Ohio

Lynn R. Child	CEO, Aardvark, Inc. and Chairman, CentraComm
Communications, LLC, Findlay, Ohio

Mark Dillon	President and CEO, Fairborn U.S.A., Inc.
Upper Sandusky, Ohio

Deborah J. Grafmiller	State Certified General Appraiser
Professional Appraisal Service
Findlay, Ohio

Kurt D. Kimmel	President/Co-owner, Kimmel Cleaners
Upper Sandusky, Ohio

Lee M. Sisler	President, Sisler and Associates
Marion, Ohio

Richard Sheaffer	President, R.A. Sheaffer, Inc.
Morral, Ohio