Form 10-K, Exhibit 13
period 2010-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2011-03-29
CIK 1009976

EXHIBIT 13

COMMERCIAL BANCSHARES, INC.
Upper Sandusky, Ohio

ANNUAL REPORT
December 31, 2010

CONTENTS

President’s Letter	1

Comparative Summary of Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	22

Consolidated Financial Statements	23

Notes to Consolidated Financial Statements	28

Shareholder Information	48

Officers	49

Board of Directors	50

i

December 31, 2010

Dear Shareholders:

I am pleased to report record earnings in 2010 of $2,323,000 which is $2.03 per share compared to 2009 earnings of $1,101,000 or $0.97 per share.  We increased our dividend by 20.0% at year end and continue to have a strong capital base.  This equates to a 0.77% return on assets and 9.76% return on equity.

We were able to grow the bank in 2010 with loans increasing 1.0% and deposits over 4.0% for the year.  We continued to increase our efficiency as our total noninterest expense was reduced by $367,000 which includes a $201,000 reduction of our FDIC premiums.  However, we are still paying $367,000 more in premiums than we were two years ago.  Our margin remained strong at 4.51% and we saw a reduction in our interest costs as deposit costs declined nationally.

We have continued to experience low delinquencies throughout the year.  We have also seen a reduction in nonperforming loans but have increased our loan loss reserve to further strengthen the bank.  We will continue our disciplined approach to loan underwriting and expense control in 2011.

As we start 2011 we have a strong capital base, low problem loans and excess deposits available to lend.  We look forward to the economy improving and are well positioned to provide loans to our market area.

I look forward to seeing you at our May 19, 2011 annual shareholders meeting.

Sincerely,

Robert E. Beach,
President and Chief Executive Officer

TABLE  1  COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

Year ended December 31
(Dollars in thousands, except per share data)	2010	2009	2008	2007	2006

Total assets	$304,403	$294,280	$259,795	$266,225	$273,692

Total investment securities	36,103	36,733	37,621	48,875	51,111

Loans, net	227,460	225,264	196,167	192,742	193,069

Total deposits	277,244	264,709	231,668	238,511	249,665

Total borrowed funds	—	5,000	5,000	5,000	—

Total shareholders’ equity	24,389	22,695	21,305	21,266	22,447

Book value per outstanding share	21.18	19.93	18.75	18.71	19.50

Shares outstanding	1,151,345	1,138,497	1,136,397	1,136,397	1,151,335

Results of Operations

Interest income	$15,745	$15,541	$16,304	$17,887	$19,163
Interest expense	(3,589)	(4,967)	(6,277)	(8,371)	(8,488)
Net interest income	12,156	10,574	10,027	9,516	10,675
Provision for loan losses	(1,370)	(1,484)	(1,127)	(1,332)	(435)
Other income	2,176	2,364	2,649	2,239	2,430
Salaries and employee benefits	(5,293)	(5,046)	(5,415)	(5,904)	(5,453)
Other expenses	(4,604)	(5,218)	(4,645)	(5,415)	(4,947)
Income (loss) before income taxes	3,065	1,190	1,489	(896)	2,270
Income tax (expense) benefit	(742)	(89)	(188)	597	(490)
Net income (loss)	$2,323	$1,101	$1,301	$(299)	$1,780

Per Share Data

Net income (loss)
Basic	$2.03	$0.97	$1.14	$(0.26)	$1.54
Diluted	$2.03	$0.97	$1.14	$(0.26)	$1.54

Cash dividend paid	$0.42	$0.58	$0.76	$0.76	$0.76

Financial Ratios
Return on average total assets	0.77%	0.40%	0.50%	-0.11%	0.61%
Return on average shareholders’ equity	9.76%	4.96%	6.09%	-1.37%	8.09%
Average shareholders’ equity to average total assets	7.89%	8.01%	8.15%	8.11%	7.56%

Dividend payout	20.70%	59.90%	66.38%	n/a	49.40%

2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This financial review presents management’s discussion and analysis of the consolidated financial condition of the Corporation and its wholly owned subsidiaries, Commercial Savings Bank and Commercial Financial Insurance Agency, LTD at December 31, 2010 and 2009, and the consolidated results of operations for each of the years in the three year period ended December 31, 2010.  This discussion should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this annual report and on Form 10K.

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

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that cover, among other things, projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure, objectives and expectations of the Corporation or its management, including those relating to products or services.  Words such as “may,” “could,” “should,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “continue,” and other similar expressions are intended to identify forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those anticipated.  Factors that could cause results to differ from those discussed in the forward-looking statements include, but are not limited to:

•
Local, regional and national economic conditions and the impact they may have on the Corporation and its customers and the assessment of that impact on estimates including, but not limited to, the allowance for loan losses and fair value of other real estate owned.

•	Changes in the level of nonperforming assets and charge-offs.

•	Changes in the fair value of securities available for sale and management’s assessments of other-than-temporary impairment of such securities.

•
The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters.

•	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board.

•	Changes in consumer spending and savings habits; and

•	The Corporation’s success at managing the risks detailed above.

3.

RECENT DEVELOPMENTS

The U.S. and global economies have experienced significant stress and disruptions in the financial sector over the last three years but certain segments are showing signs of stabilization or recovery.  Interest rates remain at historic lows, bank failures are higher than they have been in over 15 years, the FDIC collected three years of prepaid assessments from the remaining banks and the amount of government dollars pumped into the financial system is unprecedented.  In response to the financial crisis affecting the banking and financial markets, many new laws, regulations and programs have been adopted in 2010 with 40% of those being issued in the last quarter.

The Dodd-Frank Act, signed into law in July 2010, represents a dramatic rewrite of the rules governing all financial service providers and products and will usher in a new era of regulation.  The Act has some key reform provisions that may level the playing field for community banks in some areas including: asset-based deposit insurance assessments, resolution of “too-big-to fail” institutions, regulation on nonbank competitors and many others.  It will also mean numerous new regulations to be adopted by the regulators and implemented by the financial services industry.  The Dodd-Frank Act requires more than 60 studies be conducted and  more than 200  regulations be written over the next couple of years, resulting in years of uncertainty for banks and other affected entities.  The Act’s impact will not only be felt by the banking industry but by consumers and businesses that rely on banks every day to meet their financial needs.  The cost of doing business has increased dramatically in this regulatory environment as the number and extent of new regulations and the speed with which they must be implemented have put a strain on software providers and staff as well as customers.  With the passage of the Dodd-Frank Act, it appears that it will continue to increase.

Prior to the enactment of the Dodd-Frank Act and as a result of the weakness of certain financial institutions, the FDIC took action that has resulted in increased future FDIC insurance assessments for United States FDIC-insured financial institutions, including Commercial Savings Bank.  Banks were required to prepay an estimated three year assessment to the FDIC on December 30, 2009, which resulted in the Corporation recording approximately $1,400,000 nonearning asset at year-end 2009 which is being amortized over that three year period as the actual expense is recognized monthly.  The FDIC also previously announced it would increase its current assessment rate by three basis points effective January 2, 2011, but this proposed increase was reversed in October 2010.

On November 9, 2010, the FDIC issued a proposed rule that would change the deposit insurance assessment base from a depository institution’s adjusted domestic deposits to its average consolidated total assets minus average tangible equity, which is defined under the proposal as Tier 1 Capital.  The new base is larger than the current base and could result in a decrease in assessment rates.  The proposed rule is expected to become effective for the second quarter of 2011.  Management will evaluate the impact of the proposal on the Corporation, which it expects will result in a reduction in its deposit insurance assessment costs, when sample calculators become available.  Based on the current FDIC insurance premium schedule in effect for 2010, assessment expense for the year was $458,000, compared to $659,000 in 2009, which included a $125,000 special emergency assessment.

It is not completely clear at this time what impact current or future government sponsored programs, regulations or legislation will have on the Corporation, its customers or the U.S. and global financial markets but there are a number of proposals pending that if or when enacted could have a future impact on the Corporation’s operating environment.  In addition to the Dodd-Frank Act, those that might have a future impact are overdraft rules for electronic transactions, healthcare reform, increase in regulatory capital levels, more stringent liquidity requirements, additional fair value accounting requirements or a merger of U.S. generally accepted accounting principles (GAAP) accounting and international financial reporting standards.  Management will continue to monitor and evaluate these pending proposals.

CRITICAL ACCOUNTING POLICIES

The Corporation has established various accounting policies which govern the application of U.S. GAAP in the preparation of its financial statements.  Certain accounting policies involve significant judgments and assumptions by management which has a material impact on the reported amount of assets, liabilities, capital, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes.  The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates on matters that are inherently uncertain.  Because of the nature of the judgments and assumptions made by management, actual results could differ from estimates and have a material impact on the carrying value of assets, liabilities, capital or the results of operations of the Corporation.

4.

Allowance for loan losses:  The Corporation believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of its consolidated financial statements.  Adequacy of the allowance for loan losses is determined quarterly using a consistent, systematic methodology, which analyzes the risk inherent in the loan portfolio.  In addition to evaluating the collectability of specific loans when determining the adequacy of the allowance, management also takes into consideration other qualitative factors such as changes in the mix and size of the loan portfolio, historical loss experience, the amount of delinquencies and loans adversely classified, industry trends, and the impact of the local and regional economy on the Corporation’s borrowers.  Changes in these qualitative factors may cause management’s estimate of the adequacy of the allowance for loan losses to increase or decrease and result in adjustments to the Corporation’s provision for loan losses in future periods.  For additional information see “Allowance for Loan Losses” under Financial Condition as well as the Consolidated Financial Statement Footnotes, below.

Fair value estimates:  Fair value is defined as the price that would be received, without adjustment for transaction costs, to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance.  Changes in assumptions or in market conditions could significantly affect the estimates.  The fair value estimates of existing on-and-off balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.  For additional information see Note 18, Fair Values and Measurements of Financial Instruments.

OVERVIEW

The Corporation’s profitability, as with most financial institutions, is significantly dependent upon net interest income, which is the difference between interest received on interest-earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings.  During a period of economic slowdown the lack of interest income from nonperforming assets and an additional provision for loan losses can greatly reduce profitability.  Results of operations are also affected by noninterest income, such as service charges on deposit accounts and fees on other services, income from lending activities and bank-owned life insurance as well as noninterest expenses such as salaries and employee benefits, occupancy, furniture and equipment, professional and other services, and other expenses, including income taxes.  Economic conditions, competition and the monetary and fiscal policies of the Federal government significantly affect financial institutions.

The sustained pressure on the domestic and global markets has created a challenging operating environment for all businesses and in particular, the financial services industry.  Despite the economic environment adversely impacting the banking industry, the Corporation made significant strides in 2010:

•	Achieved record earnings: Net income of $2,323,000 in 2010, compared to $1,101,000 in 2009 and $1,301,000 in 2008.

•
Loan and deposit growth:  Average net loans grew to $220,455,000, an increase of $13,698,000 from the previous year.  Total average deposits grew to $273,548,000, an increase of $25,985,000 over the previous year.

•	Maintained strong capital and liquidity throughout 2010.

•
Continued its focus on effectively managing its cost structure, with an efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue, excluding net securities gains and losses) of 67.39% in 2010 compared to 77.23% in 2009 and 77.10% in 2008.

•	Improved basic and diluted earnings per common share: $2.03 in 2010, compared to $0.97 in 2009 and $1.14 in 2008.

5.

•	Improved ROA (return on average assets - measures how effectively a company utilizes its assets to produce income): 0.77% for 2010, compared to 0.40% and 0.50% for 2009 and 2008, respectively.

•	Improved ROE (return on average equity - indicates the amount of net income earned in relation to the total equity invested): 9.76% for 2010 compared to 4.96% for 2009 and 6.09% for 2008.

•	Reduced impaired and nonperforming loans

TABLE  2  VOLUME AND RATE ANALYSIS (a)

At December 31,	2010 Compared to 2009			2009 Compared to 2008
(Dollars in thousands)	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in

Interest Income
Federal funds invested	$20	$24	$(4)	$3	$249	$(246)
Taxable investment securities	(92)	28	(120)	(375)	(226)	(149)
Tax-exempt investment securities	(38)	(41)	3	(43)	(20)	(23)
Loans	318	721	(403)	(369)	765	(1,134)
Total interest income	208	732	(524)	(784)	768	(1,552)

Interest Expense
Interest-bearing deposits	(305)	182	(487)	(775)	20	(795)
Savings deposits	(3)	3	(6)	(4)	(2)	(2)
Time deposits	(972)	76	(1,048)	(504)	487	(991)
Borrowed funds	(98)	(101)	3	(27)	(29)	2
Total interest expense	(1,378)	160	(1,538)	(1,310)	476	(1,786)

Net interest income	$1,586	$572	$1,014	$526	$292	$234

(a)
This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a federal tax rate of 34 percent.  The change in interest not solely due to changes in volume or rates has been allocated on a pro-rata basis to volume and rate.

RESULTS OF OPERATIONS

Net Interest Income

The largest component of the Corporation’s operating income is net interest income.  The level of net interest income is dependent on the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities.  The following discussion of net interest income is presented on a taxable equivalent basis to facilitate performance comparisons among various taxable and tax-exempt assets, such as certain state and municipal securities.  A tax rate of 34% was used in adjusting interest on tax-exempt assets to a fully taxable equivalent basis.

Net interest income increased 14.52% or $1,586,000 to $12,512,000 in 2010 from $10,926,000 in 2009 compared to an increase of 5.06% or $526,000 from $10,400,000 in 2008.  The increase in net interest income during 2010 was largely driven by the rate payable on interest-bearing liabilities declining more rapidly than the yield on interest-earning assets and is reflective of the magnitude and timing of the downward repricing of the Corporation’s liabilities in the current low interest rate environment.  During 2009, the increase in net interest income from 2008 was due to an increase in loans as a percentage of assets and lower rates paid on interest- bearing liabilities.  The interest rate spread and net interest margin (on a tax-equivalent basis) at December 31, 2010 was 4.35% and 4.51%, respectively, compared to 4.11% and 4.31% for the same period in 2009 and 4.15% and 4.39% in 2008.  The increase in net interest margin (the ratio of net interest income to average earning assets) during the current year reflects management’s continued focus on margin improvement initiatives.  Such initiatives include higher lending spreads, the implementation of interest rate floors on new and renewable variable rate loans and reductions in deposit rates.

6.

Interest income totaled $16,101,000 for 2010, an increase of $208,000 or 1.31%, from interest income of $15,893,000 during 2009.  As shown in Table 2 “Volume and Rate Analysis,” a decrease of $524,000 in interest income was due to lower average yields offset with an increase of $732,000 in interest income due primarily to higher average outstanding commercial and agricultural loan balances.  The average yield earned during 2010 was 5.80%, a decrease of 48 basis points from the average yield of 6.28% earned during 2009.  Average net loans, comprising 79.47% and 81.65% of average earning assets during 2010 and 2009, respectively, increased $13,698,000 or 6.63%, while the average yield decreased 27 basis points.  The decline in interest income on loans was largely due to the downward repricing of variable rate commercial and agricultural loans.  Average investment securities, comprising 13.53% and 14.80% of average earning assets during 2010 and 2009, respectively, increased $42,000 while the average yield decreased 35 basis points.  Federal funds and other interest-bearing deposit balances, comprising 7.01% and 3.55% of average earning assets during 2010 and 2009, respectively, increased $10,451,000 while the average yield decreased 2 basis points.

TABLE  3  DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS’ EQUITY

For the Years ended December 31, 2010, 2009 and 2008
(In thousands)

	2010			2009			2008
	Average	Income	Average	Average	Income	Average	Average	Income	Average
	Balance(4)	Expense	Yield	Balance(4)	Expense	Yield	Balance(4)	Expense	Yield
Federal funds invested	$19,436	$41	0.21%	$8,985	$21	0.23%	$605	$18	2.98%
Investment securities:
Taxable securities(1)	19,493	620	3.18	18,754	712	3.80	23,681	1,087	4.59
Tax-exempt securities(1)	18,037	1,053	5.84	18,734	1,091	5.82	19,077	1,134	5.94
Loans(2)(3)	220,455	14,387	6.53	206,757	14,069	6.80	193,291	14,438	7.47
Earning assets	277,421	16,101	5.80%	253,230	15,893	6.28%	236,654	16,677	7.05%
Other assets	24,399			23,623			25,412
Total assets	$301,820			$276,853			$262,066

Interest-bearing
demand deposits	$100,729	372	0.37%	$81,861	677	0.83%	$80,471	1,452	1.80%
Savings deposits	15,771	41	0.26	14,751	44	0.30	15,464	48	0.31
Time deposits	129,040	3,105	2.41	126,720	4,077	3.22	114,548	4,581	4.00
Borrowed funds	2,099	71	3.38	5,202	169	3.25	6,150	196	3.19
Interest-bearing liabilities	247,639	3,589	1.45%	228,534	4,967	2.17%	216,633	6,277	2.90%
Noninterest-bearing
demand deposits	28,008			24,231			22,167
Other liabilities	2,372			1,911			1,911
Shareholders’ equity	23,801			22,177			21,355
Total liabilities and
shareholders’ equity	$301,820			$276,853			$262,066

Net interest income		$12,512			$10,926			$10,400

As a percentage of earning assets:
Net interest income			4.51%			4.31%			4.39%

(1)
Average yields on all securities have been computed based on amortized cost.  Income on tax-exempt securities has been computed on a taxable-equivalent basis using a 34% federal tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules.  The amount of such adjustment was $356,000, $352,000 and $373,000 for 2010, 2009 and 2008, respectively.

(2)	Average balance is net of deferred loan fees of $53,000, $63,000, and $94,000 for 2010, 2009 and 2008, respectively, as well as $60,000, $377,000, and $1,163,000 of unearned income for the same years.
(3)	Average loan balances include nonaccruing loans.
(4)	Average balances are computed on an average daily basis.

7.

During 2009, interest income decreased $784,000 or 4.70%, from interest income of $16,677,000 in 2008.  A decrease of $1,552,000 in interest income was due to lower average yields offset with an increase of $768,000 in interest income largely due to an increase in average outstanding commercial and agricultural loan balances.  The average yield earned during 2009 was 6.28%, a decrease of 77 basis points from the average yield of 7.05% earned in 2008.  Average net loans, comprising 81.65% and 81.68% of average earning assets during 2009 and 2008, respectively, increased $13,466,000 or 6.97%, while the average yield decreased 67 basis points.  The decrease in interest income was primarily due to the downward repricing of variable rate commercial and agricultural loans.  Average investment securities, comprising 14.80% and 18.07% of average earning assets during 2009 and 2008, respectively, decreased $5,270,000 while the average yield decreased 38 basis points.  The decrease in average investment securities is due to calls of U.S. Government agencies and calls and repayments on mortgage-backed securities.  Federal funds and other interest-bearing deposit balances, comprising 3.55% and 0.26% of average earning assets during 2009 and 2008, respectively, increased $8,380,00 while the average yield decreased 275 basis points.

Interest expense decreased $1,378,000 or 27.74% to $3,589,000 in 2010 from $4,967,000 in 2009.  A decrease of $1,538,000 in interest expense was primarily due to lower rates paid on certificates of deposits and interest-bearing demand accounts while an increase of $160,000 in interest expense was primarily due to an increase in interest-bearing demand deposit average balances offset by a decrease in FHLB advances.  The average rate paid for all deposits during 2010 was 1.45%, a decrease of 72 basis points from the average rate paid of 2.17% in 2009.  Average interest-bearing demand deposits, comprising 40.68% and 35.82% of average interest-bearing liabilities during 2010 and 2009, respectively, increased $18,868,000 or 23.05% while the average rate paid decreased 46 basis points.  Average time deposits, comprising 52.11% and 55.45% of average interest-bearing liabilities during 2010 and 2009, respectively, increased $2,320,000 or 1.83% while the average rate paid decreased 81 basis points.

Interest expense decreased $1,310,000 or 20.87% to $4,967,000 in 2009 from $6,277,000 in 2008.  A decrease of $1,786,000 in interest expense was primarily due to lower rates paid on certificates of deposits and interest-bearing demand accounts while an increase of $476,000 in interest expense was primarily due to an increase in certificates of deposits average balances.  The average rate paid for all deposits during 2009 was 2.17%, a decrease of 73 basis points from the average rate paid of 2.90% in 2008.  Average interest-bearing demand deposits, comprising 35.82% and 37.15% of average interest-bearing liabilities during 2009 and 2008, respectively, increased $1,390,000 or 1.73% while the average rate paid decreased 97 basis points.  Average time deposits, comprising 55.45% and 52.88% of average interest-bearing liabilities during 2009 and 2008, respectively, increased $12,172,000 or 10.63% while the average rate paid decreased 78 basis points.

Provision for Loan Losses

The provision charged against income during 2010 was $1,370,000, compared to $1,484,000 in 2009 and $1,127,000 in 2008. Impacting the provision for loan losses in any accounting period are several matters including the amount of loan growth during the period, the level of charge-offs during the period, the changes in the amount of impaired loans, changes in risk ratings assigned to loans, specific loan impairments, credit quality, and, ultimately, the results of management’s quarterly assessment of the inherent risks of the loan portfolio.

During 2010, loan growth amounted to $2,650,000 compared to loan growth of $29,358,000 in 2009 while net charge-offs totaled $916,000 in 2010 compared to $1,223,000 in 2009.  The allowance for loan losses as a percentage to loans increased from 1.20% at December 31, 2009 to 1.39% at December 31, 2010.  The increase in the level of allowance to total loans for 2010 was largely due to the increase in the allocated reserve percentages assigned to certain loan types.  Reserve percentages began increasing in 2009 as charge-off and overall delinquencies started growing as a result of the deteriorating local and national economies.  Although various indices, such as net charge-offs, nonaccrual loans and delinquencies, show improvement from the previous year, the economic conditions of the local economies within the Corporation’s lending areas have not yet begun to show significant improvement causing the reserve percentages to remain at their elevated levels.

Management considers the allowance for loan losses at December 31, 2010 adequate to cover loan losses based on its assessment of various factors affecting the loan portfolio, including the level of problem loans, overall delinquencies, business conditions, estimated collateral values and loss experience.  A further decline in local and national economic conditions, or other factors, could result in a material increase in the allowance for loan losses which could adversely affect the Corporation’s financial condition and results of operations.  For further information about factors affecting the allowance for loan losses, see “Allowance for Loan Losses,” under Financial Condition.

8.

Noninterest Income

The primary sources of noninterest income are service fees and overdraft charges generated from deposit accounts, ATM processing fees, commission-based income, the net gain or (loss) on the sale of repossessed assets, fixed assets and investment securities.  Noninterest income decreased $188,000 or 7.95% to $2,176,000 for 2010 from $2,364,000 in 2009 compared to a decrease of $285,000 or 10.76% from $2,649,000 in 2008.  The following discussion highlights the significant changes impacting noninterest income.

The decrease in noninterest income in 2010 was primarily due to a decrease in service and overdraft charges of $170,000 from 2009 offset with an increase of $156,000 in fees generated from third-party mortgage origination activities as well as an additional $169,000 in net losses on the sale of OREO and other repossessed assets.

The decrease in noninterest income in 2009 was primarily due to a premium received on the sale of deposits from the sale of the Westerville, Ohio branch in 2008.  The Corporation received a premium of $363,000 from the sale of the branch’s deposits of $6,049,000.  The net loss on sales of OREO and repossessed assets during 2009 further reduced noninterest income by $102,000.  Offsetting the decrease in noninterest income is the increase of $42,000 in fees generated from third-party mortgage origination activities and an increase of $22,000 from gains on securities transactions.

Noninterest Expense

Noninterest expense consists primarily of personnel, occupancy, equipment and other expenses.  Noninterest expense decreased $367,000 or 3.58% to $9,897,000 for 2010 from $10,264,000 for 2009 compared to an increase of $204,000 or 2.03% from $10,060,000 in 2008. The following discussion highlights the more significant changes impacting noninterest expense.

Personnel expense is the largest component of the Corporation’s noninterest expense.  Combined salary and employee benefits increased $247,000 or 4.89% to $5,293,000 for 2010 from $5,046,000 in 2009 compared to a decrease of $369,000 or 6.81% from $5,415,000 in 2008.  The increase in personnel expense in 2010 was primarily due to an increase in employee incentives.  The decrease in personnel expense in 2009 was largely due to a decrease in health and group life insurance along with decreases in employee incentives and contract labor.

Premises and equipment expense totaled $1,220,000 for 2010, a decrease of $224,000 or 15.51% from $1,444,000 in 2009 compared to a decrease of $131,000 or 8.32% from $1,575,000 in 2008.  The decrease in 2010 was primarily due to computer equipment fully depreciating in 2009.  The decrease in 2009 was also due to fully depreciated computer equipment along with fully depreciated furniture and ATM equipment.

OREO and miscellaneous loan expense decreased $69,000 to $342,000 in 2010 from $411,000 in 2009 compared to an increase of $228,000 from $183,000 in 2008.  The increase in OREO and miscellaneous loan expense for 2009 was primarily due to OREO related expenses as the cost and expenses to maintain real estate tend to rise as the amount of OREO increases.  During 2009, the Corporation took in $1,766,000 in OREO properties and $520,000 in other repossessed assets maintaining an average balance in OREO and repossessed assets of $890,000.  During 2010, the Corporation took in $193,000 in OREO properties and $261,000 in other repossessed assets maintaining an average balance in OREO and repossessed assets of $551,000.  During 2010, impairment charges of $178,000 were taken on properties held in OREO compared to impairment charges of $140,000 taken on properties held in OREO during 2009.

FDIC deposit insurance expense decreased $201,000 or 30.50% to $458,000 in 2010 from $659,000 in 2009 compared to an increase of $568,000 from $91,000 in 2008.  The decrease in FDIC insurance from 2009 is primarily due to the special assessment paid in 2009.

The FDIC required insured institutions to prepay their estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011 and 2012, in lieu of a second FDIC special assessment.  The prepaid assessment for these periods was paid in December 2009 along with the regular quarterly risk-based deposit insurance assessment for the third quarter of 2009.  The Corporation’s three year prepaid assessment was $1,400,000.  It will be expensed over the three year period with quarterly adjustments based on actual deposits.

9.

Income Tax Expense

For 2010, the Corporation generated income before taxes of $3,065,000, resulting in a tax provision of $742,000 compared to income before taxes of $1,190,000 with a tax provision of $89,000 in 2009.  In 2008, the Corporation generated income before taxes of $1,489,000 with a tax provision of $188,000. The difference between the Corporation’s effective tax rate and the statutory rate is primarily attributable to the Corporation’s tax-exempt income.  Tax-exempt income includes income earned on certain municipal investments that qualify for state and/or federal income tax exemption and the Corporation’s earnings on Bank-owned life insurance policies, which are exempt from federal taxation.  Further analysis of income taxes is presented in Note 12 of the “Notes to Consolidated Financial Statements.”

FINANCIAL CONDITION

At December 31, 2010 the Corporation reported total assets of $304,403,000, consisting principally of $227,460,000 in net loans (net of allowance of $3,198,000), $36,103,000 in investment securities, $22,080,000 in cash and cash equivalents, $7,637,000 in net premises and equipment (net of accumulated depreciation of $7,422,000) and $11,123,000 in accrued interest receivable and other assets.  Liabilities at December 31, 2010 totaled $280,014,000, consisting principally of $277,244,000 in deposits and $2,770,000 in accrued interest payable and other liabilities.  At December 31, 2010 shareholders’ equity totaled $24,389,000.

At December 31, 2009 the Corporation reported total assets of $294,280,000, consisting principally of $225,264,000 in net loans (net of allowance of $2,744,000), $36,733,000 in investment securities, $12,246,000 in cash and cash equivalents, $7,983,000 in net premises and equipment (net of accumulated depreciation of $7,075,000) and $12,054,000 in accrued interest receivable and other assets.  Liabilities at December 31, 2009 totaled $271,585,000, consisting principally of $264,709,000 in deposits, $5,000,000 in FHLB advances and $1,876,000 in accrued interest payable and other liabilities.  At December 31, 2009 shareholders’ equity totaled $22,695,000.

Loans

Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans.  Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield. Loans make up the largest component of total assets.  At December 31, 2010 net loans of $227,460,000, comprising 74.72% of total assets, increased $2,196,000 or 0.97% from net loans of $225,264,000 at December 31, 2009.  Commercial and agricultural loans, representing the largest growth, increased $3,813,000 or 2.26%, while real estate loans increased $1,950,000 or 16.49% and consumer loans increased $905,000 or 5.89%.  Offsetting loan growth was the decline in equity loans of $1,454,000 or 6.41% as well as the planned run off of indirect finance loans and horse trailer loans of $1,003,000 and $1,561,000, respectively.  Table 4 below, provides a summary of the loan distribution by product type.

TABLE  4  LOAN PORTFOLIO DISTRIBUTION

	2010	2009	2008	2007	2006
At December 31
(In thousands)	Amount	Amount	Amount	Amount	Amount
Commercial	$172,424	$168,611	$141,968	$139,571	$136,892
Residential real estate	13,775	11,825	8,921	8,580	9,117
Consumer	23,065	23,721	21,596	18,499	12,440
Home equity	21,231	22,685	22,244	19,160	17,551
Indirect finance	163	1,166	3,921	9,343	19,084
Total loans	$230,658	$228,008	$198,650	$195,153	$195,084

10.

The following is a schedule of commercial loan maturities (in thousands) based on contract terms as of December 31, 2010.
One Year	One Through	Over
or Less	Five Years	Five Years
$35,828	$23,057	$113,539

Of the commercial loans included in the preceding schedule with maturities exceeding one year, $11,922,000 have fixed rates to maturity, while $124,674,000 have adjustable rates.

The Corporation’s loan portfolio represents its largest and highest yielding earning assets.  It also contains the most risk of loss.  This risk is due mainly to changes in borrowers’ primary repayment capacity, general economic conditions, and to collateral values that are subject to change over time.  These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and continued personnel training.  Executive management continues to monitor the current downturn in the real estate market as well as the overall economy and has implemented the following measures to proactively manage credit risk in the loan portfolios:

1)	Reviewed all underwriting guidelines for various loan portfolios and have strengthened underwriting guidelines where needed.

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

4)
Aggressively seeks ownership and control, when appropriate, of real estate properties, which would otherwise go through time-consuming and costly foreclosure proceedings to effectively control the disposition of such collateral.

5)	Aggressively obtaining updated financial information on commercial credits and performing analytical reviews to determine debt source capacities in business performance trends.

Although executive management continues to aggressively engage in other loss mitigation techniques such as tightening underwriting standards and lowering LTV ratios on in-house real estate lending, a prolonged economic slowdown would place significant pressure on consumers and businesses in the Corporation’s local markets.

Allowance for Loan Losses

Management assesses the adequacy of the allowance prior to the end of each calendar quarter.  This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance.  The level of the allowance is based upon management’s evaluation of the loan portfolios, past loan loss experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payment), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan quality indications and other pertinent factors, including regulatory recommendations.  This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.  Loan losses are charged off when management believes that the full collectability of the loan is unlikely.  A loan may be partially charged-off after a “confirming event” has occurred which serves to validate that full repayment pursuant to the terms of the loan is unlikely.  Subsequent recoveries of loans previously charged-off and provisions for loan losses are added to the allowance.  Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, is deemed to be uncollectible.

11.

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

The allowance for loan losses totaled $3,198,000 at December 31, 2010, an increase of $454,000 or 16.55% from $2,744,000 at December 31, 2009.  The ratio of net charge-offs to average outstanding loans was 0.41% at December 31, 2010 compared to 0.58% at December 31, 2009.  Net charge-offs in the commercial loan portfolio during 2010 totaled $576,000, up $1,000 from net charge-offs of $575,000 in 2009.  Net charge-offs in the real estate portfolio totaled $25,000, down $71,000 from $96,000 in 2009 while consumer net charge-offs totaled $315,000 in 2010, down $237,000 from $552,000 in 2009.

Before loans are charged off, they typically go through a phase of nonperforming status.  Various stages exist when dealing with such nonperformance.  The first stage is simple delinquency, where customers consistently start paying late, 30, 60, 90 days at a time.  These accounts are then put on a list of loans to “watch” as they continue to under-perform according to original terms.  Repeat offenders are moved to nonaccrual status when their delinquencies have been frequent or sustained enough to assume that normal payments may never be reestablished.  This prevents the Corporation from recognizing income it may never collect and may create small negative spikes in earnings as any accrued interest already on the books is reversed from prior earnings estimates.

Loans are placed on nonaccrual status when management believes the collection of interest is doubtful, or when accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected.  At December 31, 2010 and 2009 there were no 90 day delinquent loans that were on accrual status.  In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates.  When loans are charged-off, any accrued interest recorded in the current fiscal year is charged against interest income.  The remaining balance is treated as a loan charged-off.   Nonaccrual loans decreased $707,000 or 26.77% to $1,934,000 at December 31, 2010 from $2,641,000 at December 31, 2009 compared to a decrease of $2,714,000 or 50.68% from $5,355,000 at December 31, 2008.

TABLE  5  SUMMARY OF ALLOWANCE FOR LOAN LOSSES

The following schedule summarizes the charge-offs and recoveries, by loan segment, charged to the allowance for loan losses (in thousands) at December 31,

	2010	2009	2008	2007	2006
Balance at beginning of period	$2,744	$2,483	$2,411	$2,015	$2,755

Loans charged-off:
Commercial	(610)	(579)	(690)	(501)	(302)
Real Estate	(25)	(96)	(35)	(22)	(101)
Consumer	(404)	(640)	(554)	(764)	(1,071)
Total loans charged-off	(1,039)	(1,315)	(1,279)	(1,287)	(1,474)

Recoveries of loans previously charged-off:
Commercial	34	4	94	228	69
Real Estate	—	—	—	—	13
Consumer	89	88	130	123	217
Total loan recoveries	123	92	224	351	299
Provision charged to operating expense	1,370	1,484	1,127	1,332	435
Balance at end of period	$3,198	$2,744	$2,483	$2,411	$2,015
Allowance for loan losses as a percentage of: Period-end loans	1.39%	1.20%	1.25%	1.24%	1.04%

12.

The allowance allocation for commercial and commercial real estate loans begins with a process of estimating the probable losses inherent for these types of loans.  The estimates for these loans are established by category and based on an internal system of credit risk ratings and historical loss data.  The estimated loan loss allocation rate for the internal system of credit risk grades for commercial and commercial real estate loans is based on management’s experience with similarly graded loans as well as historical loss data.

The allowance allocation for consumer and consumer real estate loans which includes consumer mortgages, installment, home equity, automobile and others is established for each of the categories by estimating probable losses inherent in that particular category of consumer and consumer real estate loans.  The estimated loan loss allocation rate for each category is based on management’s experience, discussions with banking regulators, consideration of actual loss rates, industry loss rates and loss rates of various peer banking groups.  Consumer and consumer real estate loans are evaluated as a group by category (i.e. retail real estate, installment, etc) rather than on an individual loan basis because these loans are smaller and homogeneous.

TABLE  6  PERCENTAGE OF LOANS IN EACH SEGMENT TO TOTAL LOANS

Summary of the allowance for loan losses (in thousands) allocated by loan segment at December 31,

	2010		2009		2008		2007		2006
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
Loan Type	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial	$2,307	75%	$1,927	74%	$1,772	71%	$1,679	71%	$1,112	69%
Real Estate	182	6	158	5	67	5	64	4	177	14
Consumer	709	19	659	21	644	24	668	25	726	17
Unallocated	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a
Total LLR	$3,198	100%	$2,744	100%	$2,483	100%	$2,411	100%	$2,015	100%

The estimated loan loss allocation for all three loan portfolio segments is then adjusted for management’s estimate of probable losses for several “environmental” factors.  The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation.  This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and are based upon monthly actual and quarterly trend assessments in delinquent and nonaccrual loans, credit concentration changes and prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influencing factors.  These environmental factors are considered for each of the three loan segments and the allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various environmental factors.

The impairment of a loan occurs when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Impairment is measured as the difference between the recorded investment in the loan and the evaluation of the present value of expected future cash flows or the observable market price of the loan.  Loans that are collateral dependent, that is, loans where repayment is expected to be provided solely by the underlying collateral, and for which management has determined foreclosure is probable, are measured for impairment based on the fair value of the collateral.  Management’s general practice is to charge down impaired, nonperforming loans to the fair value of the underlying collateral of the loan, so no specific loss allocations are necessary for these loans.  The allowance for loan losses, specifically related to impaired loans at December 31, 2010 and December 31, 2009 was $156,000 and $88,000, respectively, related to loans with principal balances of $980,000 and $785,000.  The allowance for loan losses with no related allowance recorded at December 31, 2010 was $884,000 compared to $943,000 at December 31, 2009.  The Corporation’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on nonaccrual.  Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected.  During 2010 and 2009, the Corporation received cash payments for interest related to these loans of $88,000 and $31,000, respectively.

13.

TABLE  7    SUMMARY OF IMPAIRED LOANS

The following schedule summarizes impaired and nonperforming loans (in thousands) at December 31,

	2010	2009	2008	2007	2006
Impaired loans	$1,864	$1,728	$2,965	$2,892	$2,267
Loans accounted for on a nonaccrual basis (includes substantially all impaired loans)	$1,934	$2,641	$5,355	$3,445	$1,984
Accruing loans, which are contractually past due 90 days or more as to interest or principal payments	—	—	—	5	283
Total nonperforming loans	$1,934	$2,641	$5,355	$3,450	$2,267
Nonperforming loans to allowance for loan losses	0.60	0.96	2.16	1.43	1.13

Total nonperforming loans include impaired loans on nonaccrual status along with those loans still accruing that are contractually past due 90 days or more.  Nonperforming loans at December 31, 2010 totaled $1,934,000 compared to nonperforming loans of $2,641,000 at year-end 2009.  At December 31, 2010, nonperforming commercial loans made up 84.11% or $1,627,000 of all nonperforming loans compared to 82.33% or $2,174,000 at year-end 2009.  At December 31, 2010, nonperforming real estate loans totaled $216,000, down $29,000 from $245,000 at year-end 2009 while nonperforming consumer loans totaled $91,000, down $131,000 from $222,000 at year-end 2009.

At December 31, 2010, no other interest-bearing assets were required to be disclosed in the table above, if such assets were loans.

Investment Securities

The Corporation’s securities portfolio has been structured in such a way as to maintain a prudent level of liquidity while also providing an acceptable rate of return.  Investment securities include securities that may be sold to effectively manage interest rate risk exposure, prepayment risk and other factors such as liquidity requirements.  These available for sale securities are reported at fair value with unrealized aggregate appreciation/depreciation excluded from income and credited/charged to accumulated other income/(loss) within shareholders’ equity on a net of tax basis.  While the Corporation’s focus is to generate interest revenue primarily through loan growth, the investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity.  The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations along with the Corporation’s level of pledgeable collateral for potential borrowings.  The portfolio’s scheduled maturities represent a significant source of liquidity.

Investment securities, representing 11.86% of total assets, decreased $630,000 or 1.72% to $36,103,000 at December 31, 2010 from $36,733,000 at December 31, 2009 compared to a decrease of $888,000 or 2.36% from $37,621,000 at year-end 2008.  The decline in investment securities during 2010 was primarily due to calls of U.S. Government Agencies and municipal securities of $2,965,000 along with principal pay downs and prepayments of mortgage-backed securities of $3,036,000 offset by purchases of U.S. Government Agencies of $6,001,000, net amortization of existing securities of $182,000 as well as a decrease in fair value of $449,000.  The decline in investment securities during 2009 primarily resulted from calls of U.S. Government Agencies and municipal securities of $5,296,000, sales of municipal securities of $593,000 along with principal pay downs and prepayments of mortgage-backed securities of $4,365,000 offset by purchases of U.S. Government Agencies of $8,148,000, amortization of existing securities of $208,000 as well as an increase in fair value of $1,426,000.  At December 31, 2010, there were no concentrations of securities of any one issuer, whose carrying value exceeded 10% of shareholders’ equity.

14.

TABLE  8    CARRYING VALUE OF INVESTMENT SECURITIES

For the Years ended December 31,
(Dollars in thousands)
	2010	2009	2008
U.S. Treasury and U.S. Government Agency securities	$9,065	$4,083	$1,007
Obligations of states and political subdivisions	16,069	18,618	18,597
Mortgage-backed securities	8,709	11,774	15,759
Other investment securities	2,260	2,258	2,258
Total investment securities	$36,103	$36,733	$37,621

TABLE  9    MATURITY SCHEDULE OF INVESTMENT SECURITIES

Maturity schedule (by contractual maturity or if applicable, earliest call date) of the Corporation’s investment securities, by carrying value, and the related weighted average yield at December 31, 2010:

			Maturing		Maturing
	Maturing in		After One		After Five		Maturing
	One Year		Year Through		Years Through		After
	or Less		Five Years		Ten Years		Ten Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and U.S. Government Agency securities	$9,065	1.50%	$—	n/a	$—	n/a	$—	n/a
Obligations of state and political Subdivisions	3,613	6.44%	8,172	5.66%	4,113	5.97%	171	6.80%
Mortgage-backed securities	80	5.02%	401	3.64%	1,711	4.17%	6,517	4.35%
Total	$12,758	2.92%	$8,573	5.57%	$5,824	5.45%	$6,688	4.42%

The weighted average interest rates are based on coupon rates for investment and mortgage-backed securities purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount.  The weighted average yield on tax-exempt obligations has been determined on a tax equivalent basis.  Other investment securities consisting of Federal Home Loan Bank stock that bears no stated maturity or yield is not included in this analysis.  Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions.  Yields are based on amortized cost balances.

Cash and Cash Equivalents

Cash and cash equivalents, representing 7.25% of total assets, increased $9,834,000 or 80.30% to $22,080,000 at December 31, 2010 from $12,246,000 at December 31, 2009 compared to an increase of $3,312,000 or 37.07% from $8,934,000 at year-end 2008.  The increase in 2010 relates to a higher level of federal funds invested and interest-bearing deposits in financial institutions.  Management maintains federal funds invested as a tool in managing daily cash needs.  The increase in federal funds invested and interest-bearing deposits was primarily the result of efforts to improve liquidity using core deposits and not renew various alternative funding, such as brokered deposits, as they matured.  The increase in 2009 primarily resulted from an increase in federal funds invested and interest-bearing deposits in financial institutions.

15.

Premises and Equipment

Premises and equipment, representing 2.51% of total assets, decreased $346,000 or 4.33% to $7,637,000 at December 31, 2010 from $7,983,000 at December 31, 2009 compared to an increase of $61,000 or 0.77% from $7,922,000 at year-end 2008.  The decrease in premises and equipment during 2010 represents capital purchases of $308,000, offset with depreciation expense of $645,000 and sales and disposals of $8,000.  Capital purchases in 2010 largely consisted of the renovation of an existing branch to house the Bank’s data recovery center, renovations to ready the Bank’s operations center to rent to a local business, purchase of a new courier car as well as the purchase of security software.  The increase in premises and equipment during 2009 represents capital purchases of $1,128,000, offset with depreciation of $862,000 and sales and disposals of $205,000.  Capital purchases in 2009 consisted principally of the purchase and renovation of a branch in the Marion market for the purpose of relocating an existing branch.  The branch’s previous location had limited accessibility and was not conducive to expansion or growth.  The Corporation took advantage of a competitor’s branch closing to enhance existing customer convenience and expand its market area.  Proceeds from the sale of the previous location totaled $175,000 resulting in a net loss on the sale of $24,000.

Other Assets

Other assets, representing 3.23% of total assets, decreased $1,072,000 or 9.83% to $9,835,000 at December 31, 2010 from $10,907,000 at December 31, 2009 compared to an increase of $2,791,000 or 34.39% from $8,116,000 at year-end 2008.  The decrease in other assets during 2010 was primarily due to a decrease of $1,031,000 in other real estate owned (“OREO”) and other repossessed assets.  The increase in other assets during 2009 was largely due to an increase of $1,065,000 in OREO and other repossessed assets along with an increase of $1,521,000 in prepaid expenses primarily resulting from the three year prepaid FDIC deposit insurance assessment of $1,400,000.

OREO and other repossessed assets are carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property.  OREO represents properties acquired by the Corporation through customer loan defaults.  At December 31, 2010, the Corporation held two properties in OREO with a carrying value of $19,800 compared to eleven properties held in OREO at December 31, 2009 with a carrying value of $1,032,000.  Repossessed assets totaled $92,000 at December 31, 2010 compared to $110,000 at year-end 2009.

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

Total deposits, representing 99.01% of total liabilities, increased $12,535,000 or 4.74% to $277,244,000 at December 31, 2010 from $264,709,000 at December 31, 2009 compared to an increase of $33,041,000 or 14.26% from $231,668,000 at year-end 2008.  The increase in deposits during 2010 primarily reflect an increase of $7,465,000 or 20.01% in large certificates of deposit balances, largely comprised of Certificate of Deposit Account Registry Service deposits (“CDARS”) as well as increases of $6,959,000 or 11.84% and $2,014,000 or 6.42% in interest-bearing and noninterest-bearing demand accounts, respectively, offset with a decrease of $5,217,000 or 7.79% in smaller certificate of deposit balances.  With the temporary increase in FDIC coverage from $100,000 to $250,000, the CDARS network which manages the reciprocating time deposit programs began placing funds in time deposits greater than $100,000 increments.  CDARS large certificates of deposit at December 31, 2010 totaled $16,737,000, an increase of $13,122,000 from $3,615,000 at year-end 2009.  The increase in deposits during 2009 represent increases in most deposit products with significant growth in money market accounts, interest-bearing and noninterest-bearing demand accounts of $12,432,000 or 53.69%, $11,006,000 or 23.04% and $11,989,000 or 61.81%, respectively, offset with a decrease in large time deposits of $3,946,000 or 9.57% as maturing brokered deposits were not renewed.

16.

TABLE  10    LARGE TIME DEPOSITS

Maturity of time deposits in amounts of $100,000 or more at December 31,

(Dollars in thousands)	2010	2009
Three months or less	$8,268	$5,915
Over three months through six months	8,047	6,835
Over six months through twelve months	9,084	10,249
Over twelve months	19,366	14,301
Total	$44,765	$37,300

TABLE  11    AVERAGE DEPOSITS

Average deposit balances and average rates paid are summarized as follows for the years ended December 31,

	2010			2009			2008
			% of			% of			% of
(In thousands)	Balance	Rate	Total	Balance	Rate	Total	Balance	Rate	Total
Interest-bearing demand	$100,729	0.37%	37%	$81,861	0.83%	33%	$80,471	1.80%	35%
Savings deposits	15,771	0.26	6	14,751	0.30	6	15,464	0.31	7
Time deposits	129,040	2.41	47	126,720	3.22	51	114,548	4.00	49
Noninterest-bearing demand	28,008		10	24,231		10	22,167		9
Total	$273,548		100%	$247,563		100%	$232,650		100%

Borrowed funds that may be utilized by the Corporation are comprised of Federal Home Loan Bank (FHLB) advances and federal funds purchased.  Borrowed funds are an alternative funding source to deposits and can be used to fund the Corporation’s liquidity needs.  FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest.  Federal funds purchased are borrowings from other banks that mature daily.  At December 31, 2010, the Corporation had no borrowed funds compared to $5,000,000 in FHLB advances at December 31, 2009 and 2008.

CAPITAL RESOURCES

Shareholders’ equity increased $1,694,000 or 7.46% to $24,389,000 at December 31, 2010 from $22,695,000 at December 31, 2009 compared to an increase of $1,390,000 or 6.52% from $21,305,000 at year-end 2008.  The increase in shareholders’ equity for 2010 represents current earnings of $2,323,000 less dividends paid of $481,000 less a decrease in the market value of investment securities, net of tax of $297,000 plus adjustments related to employee compensation costs and stock option accounting of $149,000.   The increase in shareholders’ equity for 2009 represents current earnings of $1,101,000 less dividends paid of $659,000, plus an increase in the market value of investment securities, net of tax of $942,000, plus adjustments related to employee compensation costs and stock option accounting of $6,000.

During 2010, the Corporation returned 20.70% of earnings through dividends of $481,000 at $0.42 per share compared to a return on earnings of 59.90% through dividends of $659,000 at $0.58 per share during 2009.  Average total shareholders’ equity to average total assets was 7.89% at December 31, 2010 compared to 8.01% at December 31, 2009.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios.  Regulations require all banks to have a minimum total risk-based capital ratio of 8.0%, with half of the capital composed of core capital.  Minimum leverage ratios range from 3.0% to 5.0% of total assets.  Conceptually, risk-based capital requirements assess the riskiness of a financial institution’s balance sheet and off-balance sheet commitments in relation to its capital.  Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets.  Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations.  Qualified Tier 2 capital can equal up to 100% of an institution’s Tier 1 capital with certain limitations in meeting the total risk-based capital requirements.  At December 31, 2010, the Bank’s total risk-based capital ratio and leverage ratio were 11.3% and 7.6%, thus exceeding the minimum regulatory requirements.  At December 31, 2009, the ratios were 10.3% and 7.5%.

17.

TABLE  12    CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Corporation has certain obligations and commitments to make future payments under contract. The aggregate contractual obligations and commitments (in thousands) at December 31, 2010:

Contractual obligations	Payments Due by Period
		Less Than			After
	Total	One Year	1-3 Years	3-5 Years	5 Years
Time deposits and certificates of deposit	$125,908	$77,371	$35,929	$12,482	$126
Borrowed funds	—	—	—	—	—
Total contractual obligations	$125,908	$77,371	$35,929	$12,482	$126

Other commitments	Amount of Commitment – Expiration by Period
		Less Than			After
	Total	One Year	1-3 Years	3-5 Years	5 Years
Commitments to extend commercial credit	$11,380	$8,070	$815	$234	$2,261
Commitments to extend consumer credit	10,880	8	3,272	2,889	4,711
Standby letters of credit	308	298	10	—	—
Total other commitments	$22,568	$8,376	$4,097	$3,123	$6,972

Other obligations/commitments include the deferred compensation plan, index plan reserve and split dollar life insurance.  The timing of payments for these plans is unknown.  See Note 1 for additional details.

Items listed under “Contractual obligations” represent standard bank financing activity under normal terms and practices.  Such funds normally rollover or are replaced by like items depending on then-current financing needs.  Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers.  Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms.  On an on-going basis, about half of these amounts are expected to be drawn.  Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs.  Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines.  Utilization rates tend to be fairly constant over time.  Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources.  In the unlikely event of the other source’s failure to provide sufficient financing, the bank would be called upon to fill the need.  The Corporation is also continually engaged in the process of approving new loans in a bidding competition with other banks.  Management and Board committees approve the terms of these potential new loans with conditions and/or counter terms made to the applicant customers.  Customers may accept the terms, make a counter proposal, or accept terms from a competitor.  These loans are not yet under contract, but offers have been tendered, and would be required to be funded if accepted.  Such agreements represent approximately $2,550,000 at December 31, 2010, in varying maturity terms.

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

18.

The Corporation’s liquidity ratio at December 31, 2010 was 10.09% compared to 5.72% and 6.02% at December 31, 2009 and 2008, respectively. Another measure of liquidity is the relationship of net loans to deposits and borrowed funds with lower ratios indicating greater liquidity.  At December 31, 2010 the ratio of net loans to deposits and borrowed funds was 82.04% compared to 83.52% and 82.89% at December 31, 2009 and 2008, respectively.  In 2010, total cash from operating activities of $5,008,000 and proceeds from maturities, repayments of securities, proceeds from OREO and repossessed asset sales and proceeds from premises and equipment sales of $6,740,000 along with the increase in deposit balances of $12,535,000 and the increase from treasury stock activity of $117,000 was used to fund loan growth of $2,776,000 security purchases of $6,001,000, capital expenditures of $308,000, pay off FHLB advances of $5,000,000 and pay dividends of $481,000.  In 2009, total cash from operating activities of $1,421,000 and proceeds from maturities, repayments and sales of securities, proceeds from OREO and repossessed asset sales and proceeds from premises and equipment sales of $11,381,000 along with the increase in deposit balances of $33,042,000 was used to fund loan growth of $32,597,000, security purchases of $8,148,000, capital expenditures of $1,128,000 and pay dividends of $659,000. In 2008, total cash from operating activities of $3,826,000 and proceeds from maturities and repayments of securities, proceeds from OREO and repossessed asset sales and proceeds from premises and equipment sales of $11,997,000 was used to fund loan growth of $4,877,000, capital expenditures of $848,000, pay dividends of $864,000 and satisfy deposit withdrawals of $6,844,000.

Net cash flows resulted in an increase of $9,834,000 in cash and cash equivalents for 2010 compared to an increase of $3,312,000 and $2,390,000 in cash and cash equivalents for 2009 and 2008, respectively.  Liquidity is monitored and closely managed by the Asset-Liability Management Committee (ALCO).   Management believes that its sources and levels of liquidity are adequate to meet the needs of the Corporation.

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

One method used to manage interest rate risk is a rate sensitivity gap analysis, which monitors the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities.  The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period.  A “positive gap” occurs when the amount of interest rate-sensitive assets maturing or repricing within a given period exceeds the amount of interest-sensitive liabilities maturing or repricing within the same period.  Conversely, a “negative gap” occurs when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets.  Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income.  During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management monitors its gap position in order to maintain earnings at an acceptable level.  This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest.  Interest rates of the majority of the commercial and real estate loan portfolios vary based on U.S. Treasury rates and the prime commercial lending rates published by The Wall Street Journal.   Consumer loans have primarily fixed rates of interest, except for home equity loans.  At December 31, 2010, as well as December 31, 2009, the Corporation’s gap position was negative as more rate-sensitive liabilities were set to re-price in the coming year than rate-sensitive assets.

19.

TABLE  13    PRINCIPAL / NOTIONAL AMOUNT WITH EXPECTED MATURITIES IN:

 (Dollars in thousands)

For the Year Ended December 31, 2010:								Fair
Rate sensitive assets:	2011	2012	2013	2014	2015	Thereafter	Total	Value
Fixed interest rate loans	$13,446	$7,106	$6,796	$9,195	$6,759	$19,110	$62,412	$65,024
Average interest rate	5.85%	6.69%	7.07%	7.23%	7.06%	7.15%	6.81%
Variable interest rate loans	$16,419	$1,850	$5,175	$5,191	$6,885	$132,726	$168,246	$175,286
Average interest rate	5.01%	5.39%	5.56%	5.33%	5.62%	5.95%	5.81%
Fixed interest rate securities	$226	$147	$6,902	$1,452	$3,383	$20,609	$32,719	$32,719
Average interest rate	2.93%	4.52%	1.69%	3.78%	2.76%	4.14%	3.46%
Variable interest rate securities	$—	$—	$—	$—	$—	$3,384	$3,384	$3,384
Average interest rate						3.96%	3.96%
Rate sensitive liabilities:
Noninterest-bearing deposits	$8,349	$6,679	$5,009	$4,176	$4,176	$5,010	$33,399	$33,399
Interest-bearing demand deposits	$21,437	$21,437	$21,437	$21,437	$21,437	$10,752	$117,937	$117,937
Average interest rate	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
Interest-bearing time deposits	$77,371	$18,904	$17,026	$6,849	$5,633	$125	$125,908	$125,532
Average interest rate	1.88%	1.36%	3.17%	3.06%	2.48%	0.93%	2.07%
Fixed interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate
Variable interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

For the Year Ended December 31, 2009:								Fair
Rate sensitive assets:	2010	2011	2012	2013	2014	Thereafter	Total	Value
Fixed interest rate loans	$10,918	$7,301	$8,315	$7,862	$10,154	$17,548	$62,098	$61,589
Average interest rate	6.52%	7.27%	6.88%	7.09%	7.39%	7.61%	7.18%
Variable interest rate loans	$14,763	$1,725	$1,477	$5,451	$6,158	$136,336	$165,910	$164,550
Average interest rate	5.04%	6.15%	5.74%	5.59%	5.44%	6.14%	6.00%
Fixed interest rate securities	$45	$181	$152	$1,092	$1,577	$29,010	$32,057	$32,057
Average interest rate	4.46%	4.55%	4.53%	3.82%	3.78%	3.94%	3.93%
Variable interest rate securities	$—	$—	$—	$—	$—	$4,676	$4,676	$4,676
Average interest rate						4.27%	4.27%
Rate sensitive liabilities:
Noninterest-bearing deposits	$7,846	$6,277	$4,707	$3,924	$3,924	$4,707	$31,385	$31,385
Interest-bearing demand deposits	$19,811	$19,811	$19,811	$19,811	$19,811	$9,933	$108,988	$108,988
Average interest rate	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%	0.66%
Interest-bearing time deposits	$62,465	$42,819	$2,426	$10,579	$5,922	$125	$124,336	$124,390
Average interest rate	2.15%	2.90%	3.89%	4.37%	3.21%	0.73%	2.68%
Fixed interest rate borrowing	$5,000	$—	$—	$—	$—	$—	$5,000	$5,001
Average interest rate	3.36%						3.36%
Variable interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
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

20.

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

The estimated fair value of the Corporation’s financial assets was below carrying value by $5,360,000 at December 31, 2010 compared to $1,869,000 below carrying value at December 31, 2009.  The fair value of interest-bearing liabilities had an increase in fair value of $376,000 at December 31, 2010 compared to a slight decrease in fair value of $55,000 a year ago.  The net result for 2010 was a net market loss of $4,984,000, down from the net market loss of $1,924,000 at year-end 2009.  Further information relating to the Corporation’s estimated fair value of its financial instruments is disclosed in Note 18 of the Consolidated Financial Statements.

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
Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC

Columbus, Ohio
March 17, 2011

22.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009

(Dollars in thousands)

	2010	2009
ASSETS
Cash and cash equivalents	$5,270	$4,844
Federal funds sold	16,810	7,402
Cash equivalents and federal funds sold	22,080	12,246

Securities available for sale	33,843	34,475
Other investment securities	2,260	2,258
Total loans	230,658	228,008
Allowance for loan losses	(3,198)	(2,744)
Loans, net	227,460	225,264
Premises and equipment, net	7,637	7,983
Accrued interest receivable	1,288	1,147
Other assets	9,835	10,907

Total assets	$304,403	$294,280

LIABILITIES
Deposits
Noninterest-bearing demand	$33,399	$31,385
Interest-bearing demand	101,620	94,364
Savings and time deposits	97,460	101,660
Time deposits $100,000 and greater	44,765	37,300
Total deposits	277,244	264,709
FHLB advances	—	5,000
Accrued interest payable	192	239
Other liabilities	2,578	1,637
Total liabilities	280,014	271,585

SHAREHOLDERS’ EQUITY
Common stock, no par value; 4,000,000 shares authorized,
1,182,888 shares issued in 2010 and 1,181,038 issued in 2009	11,440	11,266
Retained earnings	13,936	12,278
Unearned compensation	(36)	(26)
Deferred compensation plan shares; at cost,
35,467 shares in 2010 and 22,702 shares in 2009	(626)	(494)
Treasury stock; 31,543 shares in 2010 and 42,541 in 2009	(862)	(1,163)
Accumulated other comprehensive income	537	834
Total shareholders’ equity	24,389	22,695

Total liabilities and shareholders’ equity	$304,403	$294,280

See accompanying notes to consolidated financial statements.

23.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2010, 2009 and 2008

(Dollars in thousands, except per share data)

	2010	2009	2008
Interest income
Interest and fees on loans	$14,375	$14,059	$14,428
Interest on investment securities:
Taxable	620	712	1,087
Tax-exempt	709	749	771
Federal funds sold	41	21	18
Total interest income	15,745	15,541	16,304

Interest expense
Interest on deposits	3,518	4,798	6,081
Interest on borrowings	71	169	196
Total interest expense	3,589	4,967	6,277

Net interest income	12,156	10,574	10,027

Provision for loan losses	1,370	1,484	1,127
Net interest income after provision for loan loss	10,786	9,090	8,900

Noninterest income
Service fees and overdraft charges	1,679	1,849	1,883
Gains on security sales, net	—	22	—
Losses on repossessed asset sales, net	(271)	(102)	(21)
Other income	768	595	787
Total noninterest income	2,176	2,364	2,649

Noninterest expenses
Salaries and employee benefits	5,293	5,046	5,415
Premises and equipment	1,220	1,444	1,575
OREO and miscellaneous loan expense	342	411	183
Professional fees	411	454	495
Data processing	224	256	267
Software maintenance	318	287	266
Advertising and promotional	213	197	217
FDIC deposit insurance	458	659	91
Franchise tax	285	270	264
Other operating expense	1,133	1,240	1,287
Total noninterest expense	9,897	10,264	10,060

Income before income taxes	3,065	1,190	1,489
Income tax expense	742	89	188
Net income	$2,323	$1,101	$1,301

Basic earnings per common share	$2.03	$0.97	$1.14
Diluted earnings per common share	$2.03	$0.97	$1.14

See accompanying notes to consolidated financial statements.

24.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2010, 2009 and 2008

(Dollars in thousands)
					Accumulated
					Other	Deferred		Total
	Outstanding	Common	Retained	Unearned	Comprehensive	Compensation	Treasury	Shareholders’
	Shares	Stock	Earnings	Compensation	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2008	1,136,397	$11,233	$11,722	$—	$(34)	$(492)	$(1,163)	$21,266
Comprehensive income:
Net income			1,301					1,301
Change in net unrealized gain (loss) on securities available for sale, net of tax effect		—	—	—	(74)	—	—	(74)
Total comprehensive income								1,227
Cumulative effect of change in accounting for postretirement obligations		—	(323)	—	—	—	—	(323)
Cash dividends ($0.76 per share)		—	(864)	—	—	—	—	(864)
Shares acquired: deferred compensation; 2,510 shares		58	—	—	—	(58)	—	—
Shares divested: deferred compensation; 331 shares		(8)	—	—	—	8	—	—
Stock-based compensation expense	—	(1)	—	—	—	—	—	(1)

Balance at December 31, 2008	1,136,397	$11,282	$11,836	$—	$(108)	$(542)	$(1,163)	$21,305

Comprehensive income:
Net income			1,101					1,101
Change in net unrealized gain (loss) on securities available for sale, net of tax effect		—	—	—	942	—	—	942
Total comprehensive income								2,043

Cash dividends ($0.58 per share)		—	(659)	—	—	—	—	(659)
Shares acquired: deferred compensation; 5,673 shares		75	—	—	—	(75)	—	—
Shares divested: deferred compensation; 5,097 shares		(123)	—	—	—	123	—	—
Restricted shares awarded	2,100	26	—	(26)	—	—	—	—
Stock-based compensation expense		6	—	—	—	—	—	6

Balance at December 31, 2009	1,138,497	$11,266	$12,278	$(26)	$834	$(494)	$(1,163)	$22,695

See accompanying notes to consolidated financial statements.

25.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2010, 2009 and 2008

(Dollars in thousands)
					Accumulated
					Other	Deferred		Total
	Outstanding	Common	Retained	Unearned	Comprehensive	Compensation	Treasury	Shareholders’
	Shares	Stock	Earnings	Compensation	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2010	1,138,497	$11,266	$12,278	$(26)	$834	$(494)	$(1,163)	$22,695

Comprehensive income:
Net income			2,323					2,323
Change in net unrealized gain (loss) on securities available for sale, net of tax effect		—	—	—	(297)	—	—	(297)
Total comprehensive income								2,026

Cash dividends ($0.42 per share)		—	(481)	—	—	—	—	(481)
Shares acquired: deferred compensation; 2,102 shares		22	—	—	—	(22)	—	—
Shares divested: deferred compensation; 335 shares		(7)	—	—	—	7	—	—
Restricted shares awarded	1,850	24	—	(24)	—	—	—	—
Stock-based compensation expense		18	—	14	—	—	—	32
Issuance of treasury stock for deferred compensation plan	10,998	117	(184)	—	—	(117)	301	117

Balance at December 31, 2010	1,151,345	$11,440	$13,936	$(36)	$537	$(626)	$(862)	$24,389

See accompanying notes to consolidated financial statements.

26.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2010, 2009 and 2008

(Dollars in thousands)

	2010	2009	2008
Cash flows from operating activities
Net income	$2,323	$1,101	$1,301
Adjustments to reconcile net income to net cash from
operating activities
Depreciation	645	862	1,031
Provision for loan losses	1,370	1,484	1,127
Deferred income taxes	107	(84)	(66)
Loss on sale of repossessed assets, net	271	102	21
Gain on sale of securities, AFS	—	(22)	—
Stock dividends on FHLB stock	—	—	(87)
Net amortization on securities	182	207	107
Increased cash value of Bank-owned life insurance	(282)	(277)	(268)
Stock-based compensation expense	32	6	(1)
Changes in:
Interest receivable	(141)	(112)	214
Interest payable	(47)	(98)	(49)
Other assets and liabilities	548	(1,748)	496
Net cash from operating activities	5,008	1,421	3,826

Cash flows from investing activities
Securities available for sale:
Purchases	(5,999)	(8,148)	—
Maturities and repayments	6,001	9,661	11,123
Sales	—	593	—
Purchases of other investment securities	(2)	—	—
Net change in loans	(2,776)	(32,597)	(4,877)
Proceeds from sale of OREO and repossessed assets	731	922	291
Proceeds from sale of premises and equipment	8	205	583
Bank premises and equipment expenditures	(308)	(1,128)	(848)
Net cash from investing activities	(2,345)	(30,492)	6,272

Cash flows from financing activities
Net change in deposits	12,535	33,042	(6,844)
Proceeds from additional FHLB advances	—	—	20,440
Repayments of FHLB advances	(5,000)	—	(20,440)
Cash dividends paid	(481)	(659)	(864)
Issuance of treasury stock for deferred compensation plan	117	—	—
Net cash from financing activities	7,171	32,383	(7,708)

Net change in cash and cash equivalents	9,834	3,312	2,390
Cash equivalents and federal funds sold at beginning of year	12,246	8,934	6,544

Cash equivalents and federal funds sold at end of year	$22,080	$12,246	$8,934

Supplemental disclosures:
Cash paid for interest	$3,636	$5,065	$6,326
Cash paid for income taxes	166	255	—
Non-cash transfer of loans to foreclosed/repossessed assets	454	2,286	405

See accompanying notes to consolidated financial statements.

27.

NOTE  1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States inherently involves the use of estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures.  The most significant of these estimates relate to the determination of the allowance for loan losses, income taxes and the fair value of financial instruments.  Due to potential changes in conditions, it is at least reasonably possible that change in estimates will occur in the near term and that such changes could be material to the amounts reported in the Corporation’s financial statements.

Cash and Cash Equivalents:  Cash and cash equivalents include cash, interest-bearing and noninterest-bearing demand deposits with banks, and federal funds invested.

Securities:  Securities are classified as available for sale.  Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders’ equity, net of tax.  Interest income includes net amortization of purchase premiums and discounts.  Realized gains and losses on sales are determined using the amortized cost of the specific security sold.  Securities are written down to fair value when a decline in fair value is considered other-than-temporary.  In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

28.

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

Directors and executive officers of the Corporation are permitted to defer compensation paid for service to the Corporation under the Corporation’s Deferred Compensation Plan.  Deferred compensation costs are expensed over the individual’s service period. Shares of the Corporation’s common stock that are held in trust for the benefit of deferred compensation plan participants may be available to the Corporation’s creditors in certain circumstances.  Such shares acquired by the trustee are reported as a reduction to shareholders’ equity, with a corresponding increase to common stock.  In addition to the Corporation’s stock, cash is also held in trust for the benefit of deferred compensation plan participants.

Stock Compensation:  The Corporation recognizes expense for stock-based compensation using the fair value method of accounting.  The Corporation uses an option pricing model to estimate the grant date present value of stock options granted.  The fair value of the restricted stock awards is the closing market price of the Corporation’s stock on the date of grant.  Compensation is then recognized over the service period, which is usually the vesting period.

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

29.

Comprehensive Income:  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.  The only item in accumulated other comprehensive income is net unrealized gains and losses on available for sale securities, reported net of tax.

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

Recent Accounting Pronouncements:  In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  The guidance requires new disclosures on transfers into and out of Level 1 and 2 measurements of the fair value hierarchy and requires separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  It also clarifies existing fair value disclosures relating to the level of disaggregation and inputs and valuation techniques used to measure fair value.  It is effective for the interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity, which will be effective for fiscal years beginning after December 15, 2010.  The adoption of this guidance did not have a material impact on the Corporation’s consolidated financial statements.

In July 2010, FASB issued Accounting Standards Update No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  The guidance requires the Corporation to disclose a greater level of disaggregated information about the credit quality of its loans and the related allowance for credit losses.  This update also requires the Corporation to disclose additional information related to credit quality indicators, past due information, and information related to troubled debt restructuring.  The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010.  Disclosures about activity that occur during a reporting period are effective for interim and annual periods beginning on or after December 15, 2010.  The adoption of this guidance did not impact the Corporation’s results of operations or financial position; however, additional disclosures are presented.

In January 2011, FASB issued Update No. 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructuring in Update No. 2010-20.  The amendments in this update temporarily delay the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities.  The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring.  The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated.  Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

30.

NOTE  2    SECURITIES

The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income was as follows:
		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2010
Obligations of U.S. Government and federal agencies	$9,065	$54	$(21)
Obligations of state and political subdivisions	16,069	467	(96)
Mortgage-backed securities	8,709	410	—
Total securities available for sale	$33,843	$931	$(117)
2009
Obligations of U.S. Government and federal agencies	$4,083	$—	$(15)
Obligations of state and political subdivisions	18,618	925	(33)
Mortgage-backed securities	11,774	386	—
Total securities available for sale	$34,475	$1,311	$(48)

Contractual maturities of securities (in thousands) at year-end 2010 were as follows.  Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value
Due less than one year	$146
Due after one year through five years	11,483
Due after five years through ten years	8,434
Due after ten years	5,071
Mortgage-backed securities	8,709
$33,843

Sales of available for sale securities (in thousands) were as follows:

	2010	2009	2008
Proceeds	$—	$593	$—
Gross gains	—	22	—
Gross losses	—	—	—

Proceeds from maturities, calls and repayments of principal were $6,001,000, $9,661,000 and $11,123,000 in 2010, 2009 and 2008, respectively.  At year-end 2010 and 2009 securities with a carrying value of $27,300,000 and $30,982,000 were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

The following table shows the gross unrealized losses and fair value of the Corporation’s investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in continuous unrealized loss positions at December 31, 2010:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
(Dollars in thousands)	Unrealized	Fair	Unrealized	Fair
Available for sale securities	Losses	Value	Losses	Value
U.S. Government and federal agencies	$(21)	$1,979	$0	$0
State and political subdivisions	(91)	3,198	(5)	427
Mortgage-backed securities	0	0	0	0
Total available for sale	$(112)	$5,177	$(5)	$427

31.

The following table shows the gross unrealized losses and fair value of the Corporation’s investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in continuous unrealized loss positions at December 31, 2009:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
(Dollars in thousands)	Unrealized	Fair	Unrealized	Fair
Available for sale securities	Losses	Value	Losses	Value
U.S. Government and federal agencies	$(15)	$2,082	$0	$0
State and political subdivisions	(16)	1,259	(17)	835
Mortgage-backed securities	0	0	0	0
Total available for sale	$(31)	$3,341	$(17)	$835

Unrealized losses on securities are considered temporary and have not been recognized into income because the issuers’ bonds are of high quality and the Corporation has the intent and ability to hold the securities for the foreseeable future.  The fair value of the securities is impacted by marketplace liquidity and other factors that are considered to be temporary in nature.  The fair value is expected to be recovered as the bonds approach the maturity date.  As of December 31, 2010, 3 individual securities had been in a continuous loss position for more than 12 months with 21 individual securities in a continuous loss position for less than 12 months.  As of December 31, 2009, 11 individual securities had been in a continuous loss position for more than 12 months with 8 individual securities in a continuous loss position for less than 12 months.

Other investment securities are carried at cost and consist principally of stock in the Federal Home Loan Bank of Cincinnati.

NOTE  3    LOANS

Year-end loans (in thousands) were as follows:
	2010	2009
Commercial loans	$172,424	$168,611
Residential real estate loans	11,261	9,296
Construction loans	2,514	2,529
Consumer loans	23,065	23,721
Home equity loans	21,231	22,685
Indirect finance loans	163	1,166
Total loans	$230,658	$228,008

At December 31, 2010 and 2009, total loans included loans to farmers for agricultural purposes of approximately $28,631,000 and $25,602,000, respectively.

32.

NOTE  4    CREDIT QUALITY INDICATORS

As of December 31, 2010 and 2009 (In thousands)

Commercial Credit Exposure
Credit risk profile by credit worthiness category

					Commercial		Commercial
	Commercial		Commercial		Real Estate		Real Estate
	Operating		Agricultural		1-4 Family		Other
Category	2010	2009	2010	2009	2010	2009	2010	2009
1 - 2	$275	$261	$130	$—	$—	$—	$—	$—
3	97	2,308	2,207	2,100	2,079	2,125	2,641	2,699
4	24,916	22,790	23,885	21,255	26,660	23,209	54,926	73,306
5	1,926	1,927	2,073	917	1,753	1,337	13,432	2,771
6	232	346	335	755	899	601	11,942	7,181
7	472	311	—	575	458	315	1,000	1,277
8	—	29	—	—	—	—	86	216
Total	$27,918	$27,972	$28,630	$25,602	$31,849	$27,587	$84,027	$87,450

Consumer Credit Exposure
Credit risk by credit worthiness category

	Residential		Residential
	Real Estate, Construction		Real Estate, Other
Category	2010	2009	2010	2009
1 - 2	$—	$—	$—	$—
3	—	—	346	—
4	2,514	2,529	9,257	8,557
5	—	—	1,287	337
6	—	—	154	157
7	—	—	217	245
8	—	—	—	—
Total	$2,514	$2,529	$11,261	$9,296

Consumer Credit Exposure
Credit risk by credit worthiness category

	Consumer		Consumer		Consumer
	Equity		Auto		Other
Category	2010	2009	2010	2009	2010	2009
1 - 2	$—	$—	$277	$—	$1,118	$914
3	178	—	—	—	14	—
4	20,259	22,471	11,277	10,668	10,282	13,039
5	507	47	3	46	167	124
6	246	34	—	—	50	44
7	41	133	—	—	40	52
8	—	—	—	—	—	—
Total	$21,231	$22,685	$11,557	$10,714	$11,671	$14,173

The Corporation’s strategy for credit risk management includes ongoing credit examinations and management reviews of loans exhibiting deterioration of credit quality.  A deteriorating credit indicates an elevated likelihood of delinquency.  When a loan becomes delinquent, its credit grade is reviewed and changed accordingly.  Each downgrade to a classified credit results in a higher percentage of reserve to reflect the increased likelihood of loss for similarly graded credits.  Further deterioration could result in a certain credit being deemed impaired resulting in a collateral valuation for purposes of establishing a specific reserve which reflects the possible extent of such loss for that credit.

33.

The Corporation uses a risk rating system, on a scale of 1 through 9 to grade each loan.  A general description of the characteristics of the risk grades is as follows:

1 – Prime	All of the risks associated with this credit (based on each of the Bank’s creditworthiness criteria) are minimal or the loan is supported by pledged deposits, U.S. government securities, etc.
2 – Good	Most of the risks associated with this credit (based on each of the Bank’s creditworthiness criteria) are minimal.
3 – Satisfactory	Some of risks associated with this credit (based on each of the Bank’s creditworthiness criteria) are minimal.
4 – Fair	The weighted overall risk associated with this credit (based on each of the Bank’s creditworthiness criteria) is acceptable.
5 – Watch	The credits possess some of the credit deficiency or potential weakness which deserves close attention of management, but does not yet warrant substandard classification.
6 – Special Mention
The weighted overall risk associated with this credit is considered higher than normal (but still acceptable) or the loan possesses deficiencies which corrective action by the Bank would remedy, thereby reducing risk.

7 – Substandard
The weighted overall risk associated with this credit (based on each of the Bank’s creditworthiness criteria) is considered undesirable, or the Bank is inadequately protected and there exists the distinct possibility of sustaining some loss if not corrected.

8 – Doubtful	Weakness makes collection or liquidation in full (based on currently existing facts) improbable.
9 – Loss	This credit is of little value and not warranted as a bankable asset.

NOTE  5    ALLOWANCE FOR LOAN LOSSES

For the Years ended December 31, 2010 and 2009
(Dollars in thousands)
	Commercial	Real Estate	Consumer	Total
2010
Beginning balance	$1,927	$158	$659	$2,744
Charge-offs	(610)	(25)	(404)	(1,039)
Recoveries	34	—	89	123
Provision	956	49	365	1,370
Ending balance	$2,307	$182	$709	$3,198
Allowance:
Ending balance individually evaluated for impairment	$116	$—	$40	$156
Ending balance collectively evaluated for impairment	$2,191	$182	$669	$3,042
Loans:
Ending balance individually evaluated for impairment	$1,774	$—	$90	$1,864
Ending balance collectively evaluated for impairment	$170,650	$13,775	$44,369	$228,794

2009
Beginning balance	$1,771	$67	$645	$2,483
Charge-offs	(579)	(96)	(640)	(1,315)
Recoveries	4	—	88	92
Provision	731	187	566	1,484
Ending Balance	$1,927	$158	$659	$2,744
Allowance:
Ending balance individually evaluated for impairment	$88	$—	$—	$88
Ending balance collectively evaluated for impairment	$1,839	$158	$659	$2,656
Loans:
Ending balance individually evaluated for impairment	$1,669	$—	$—	$1,669
Ending balance collectively evaluated for impairment	$166,942	$11,825	$47,572	$226,339

34.

NOTE  6    SUMMARY OF IMPAIRED LOANS

For the Years ended December 31, 2010 and 2009

				YTD
(In thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
2010	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial
Operating	$331	$363	$—	$170	$26
Agricultural	—	—	—	—	—
Real estate, 1-4 family	53	106	—	53	—
Real estate, other	500	562	—	238	19
With an allowance recorded:
Commercial
Agricultural	—	—	—	—	—
Real estate, 1-4 family	405	452	71	112	29
Real estate, other	485	713	45	638	14
Consumer, other	90	90	40	8	—
Total	$1,864	$2,286	$156	$1,219	$88

				YTD
(In thousands)		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
2009	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial
Operating	$48	$48	$—	$32	$1
Agricultural	354	354	—	758	—
Real estate, 1-4 family	79	79	—	46	1
Real estate, other	462	472	—	526	13
With an allowance recorded:
Commercial
Operating	30	75	2	95	—
Real estate, 1-4 family	124	124	24	314	—
Real estate, other	631	654	62	715	16
Consumer, other	—	—	—	—	—
Total	$1,728	$1,806	$88	$2,486	$31

35.

NOTE  7    AGE ANALYSIS OF PAST DUE FINANCING RECEIVABLES

As of December 31, 2010 and 2009

							Recorded
(In thousands)	30-59	60-89	> 90			Total	Investment
	Days	Days	Days	Total		Financing	> 90 Days
2010	Past Due	Past Due	Past Due	Past Due	Current	Receivables	and Accruing
Commercial
Operating	$47	$—	$10	$57	$27,861	$27,918	$—
Agricultural	—	—	—	—	28,631	28,630	—
Real estate,
1-4 family	39	—	130	169	31,725	31,894	—
Real estate,
other	1,156	849	440	2,445	81,536	83,982	—
Residential
Construction	—	—	—	—	2,514	2,514	—
Other	—	—	—	—	11,261	11,261	—
Consumer
Equity	18	15	11	44	21,187	21,231	—
Auto	—	—	—	—	11,557	11,557	—
Other	128	—	20	148	11,523	11,671	—
Total	$1,388	$864	$611	$2,863	$227,795	$230,658	$—

							Recorded
	30-59	60-89	> 90			Total	Investment
	Days	Days	Days	Total		Financing	> 90 Days
2009	Past Due	Past Due	Past Due	Past Due	Current	Receivables	and Accruing
Commercial
Operating	$72	$19	$60	$151	$27,821	$27,972	$—
Agricultural	—	—	354	354	25,248	25,602	—
Real estate,
1-4 family	58	—	320	378	27,209	27,587	—
Real estate,
other	48	364	610	1,022	86,428	87,450	—
Residential
Construction	—	—	—	—	2,662	2,662	—
Other	107	—	48	155	9,008	9,163	—
Consumer
Equity	5	—	66	71	22,614	22,685	—
Auto	35	14	—	49	10,665	10,714	—
Other	166	97	17	280	13,893	14,173	—
Total	$491	$494	$1,475	$2,460	$225,548	$228,008	$—

36.

NOTE  8    FINANCING RECEIVABLES ON NONACCRUAL STATUS

(Dollars in thousands)
	December 31, 2010	December 31, 2009
Commercial
Operating	$44	$111
Agricultural	—	575
Real estate, 1-4 family	130	320
Real estate, other	1,453	1,168
Residential real estate
Other	216	245
Consumer
Equity	55	92
Auto	—	46
Other	36	84
Total	$1,934	$2,641

NOTE  9    PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:
	2010	2009
Land	$1,059	$1,110
Buildings	8,629	8,613
Furniture and equipment	5,371	5,300
Construction in process	—	35
Total	15,059	15,058
Accumulated depreciation	7,422	7,075
Premises and equipment, net	$7,637	$7,983

Depreciation expense charged to operations was $645,000, $862,000, and $1,031,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE  10    DEPOSITS

At December 31, 2010, scheduled maturities of time deposits (in thousands) were as follows:

2011	$77,371
2012	18,903
2013	17,026
2014	6,849
2015	5,633
2016 and thereafter	126
$125,908

NOTE  11    FHLB ADVANCES

FHLB advances (in thousands) consisted of the following at December 31:

	Interest
	Rate	2010	2009
FHLB fixed rate advance, with monthly
Interest payments; due June 2010	3.36%	$0	$5,000

37.

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank’s qualified mortgage loans.  At December 31, 2010, the loans pledged for FHLB advances had a carrying value of $33,248,000.

NOTE  12    INCOME TAXES

The provision for income taxes (in thousands) consists of:

	2010	2009	2008
Current provision	$635	$173	$254
Deferred provision (benefit)	107	(84)	(66)
Total income tax expense (credit)	$742	$89	$188

Year-end deferred tax assets and liabilities (in thousands) consist of:

	2010	2009
Items giving rise to deferred tax assets
Allowance for loan losses in excess of tax reserve	$715	$564
Deferred compensation	318	264
Alternative minimum tax credit carry forward	153	374
Nonaccrual loan interest	17	40
Accrued expenses and other	20	53
Total	1,223	1,295

Items giving rise to deferred tax liabilities
Depreciation	(265)	(208)
Deferred loan fees and costs	(112)	(145)
FHLB stock dividend	(309)	(309)
Unrealized gain on securities available for sale	(277)	(429)
Prepaid expenses and other	(115)	(104)
Total	(1,078)	(1,195)
Net deferred tax asset	$145	$100

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:
	2010	2009	2008
Tax at statutory rates	$1,042	$405	$506
Increase (decrease) in tax resulting from:
Tax-exempt income	(310)	(325)	(310)
Other	10	9	(8)
Total income tax expense (credit)	$742	$89	$188

The Corporation had no reportable income tax expense pertaining to security gains for 2010, compared to $7,000 for 2009 and zero for 2008.

NOTE  13    STOCK-BASED COMPENSATION

The Corporation has two stock option plans, the 1997 Stock Option Plan and the 2009 Incentive Stock Option Plan.  No additional grants may be made under the 1997 Stock Option Plan.  The 2009 Plan, which is shareholder approved, permits the grant of stock options, restricted stock and certain other stock-based awards for up to 150,000 shares.  At December 31, 2010, a total of 116,850 shares remained available for issuance.  Stock-based compensation expense is based on the estimated fair value of the award at the date of grant.  The fair value of each option award is estimated on the date of grant using an option-pricing model, requiring the use of subjective assumptions.  The fair value is amortized as compensation expense on a straight-line basis over the vesting period of the grants.  Compensation expense recognized is included in personnel expense in the consolidated statements of income.

38.

Expected stock volatility is based on several factors including the historical volatility of the Corporation’s stock, implied volatility determined from traded options and other factors.  The Corporation uses historical data to estimate option exercises and employee terminations to estimate the expected life of options.  The risk-free interest rate for the expected life of the options is based on the U.S. Treasury yield curve in effect on the date of grant.  The expected dividend yield is based on the Corporation’s expected dividend yield over the life of the options.  The following table includes the weighted average estimated fair value and assumptions utilized by the Corporation for newly issued grants:

	2010	2009
Estimated fair value	$2.14	$2.08
Dividend yield	3.36%	3.38%
Risk-free interest rate	2.11%	3.35%
Expected volatility	22.33%	19.98%
Expected life of options (in years)	8	8

Intrinsic value represents the amount by which the fair market value of the underlying stock exceeds the exercise price of the stock option.  At December 31, 2010, the aggregate intrinsic value of stock options outstanding and exercisable was $54,000 and $13,000, respectively compared to an aggregate intrinsic value of zero at December 31, 2009.  The Corporation recognized compensation expense for the vesting of stock options of $17,000 and $6,000 for the years ended December 31, 2010 and 2009, respectively.  At year-end 2010, the Corporation had $40,000 of unrecognized compensation expense related to stock options that is expected to be recognized over the remaining requisite service periods that extend predominantly through third quarter 2013.

Additional information regarding stock options outstanding as of December 31, 2010, 2009 and 2008 is as follows:

	2010		2009		2008
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at
beginning of year	24,702	$15.58	6,602	$24.59	16,328	$26.71
Granted	11,100	13.25	18,100	12.30	—	—
Exercised	—	—	—	—	—	—
Expired	(4,472)	24.55	—	—	(8,250)	28.64
Forfeited	—	—	—	—	(1,476)	25.46
Outstanding at year-end	31,330	$13.47	24,702	$15.58	6,602	$24.59
Options exercisable
at year-end	7,167		5,602		5,602
Weighted average
fair value of options
granted during the year	$2.14		$2.08		n/a

Outstanding options at December 31, 2010:

	Outstanding		Exercisable
		Weighted Average		Weighted
Range of		Remaining		Average
Exercise Prices	Number	Contractual Life	Number	Exercise Price
$12 - $15	29,200	8.39 years	6,037	$12.30
$22 - $25	1,130	2.00 years	1,130	22.75
$26 - $30	1,000	5.00 years	0
Outstanding at year-end	31,330		7,167

39.

The following table summarizes the non-vested stock option activity for the year ended December 31, 2010:

	Number	Weighted
	Of	Average
	Options	Price
Non-vested options at January 1, 2010	19,100	$13.06
Options granted August, 2010	11,100	13.25
Options vested	(6,037)	12.30
Options forfeited	—	0.00
Non-vested options at December 31, 2010	24,163	$13.33

During 2010, the Corporation granted 1,850 shares of restricted stock awards to executive officers with a grant date fair value of $13.25.  Restricted stock awards are recorded as deferred compensation, a component of shareholders’ equity, at fair value at the date of grant and amortized to compensation expense over a three-year vesting period.  In 2009, the Corporation granted 2,100 shares of restricted stock awards to executive officers with a grant date fair value of $12.30.  Expense for restricted stock awards of approximately $11,000 was recorded during 2010, while expense for restricted stock awards of approximately $4,000 was recognized during 2009.  The Corporation had $36,000 of unrecognized compensation costs related to restricted stock awards at December 31, 2010 that is expected to be recognized over the remaining requisite service periods that extend predominantly through third quarter 2013.

NOTE  14    BENEFIT PLANS

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of twenty-one and have completed thirty days of service with the Corporation.  This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation).  In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors.  The Corporation’s matching and discretionary contributions were $87,000, $87,000 and $85,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Corporation has agreements with three former executives to provide postretirement benefits including split dollar life insurance arrangements and deferred compensation.  The Corporation’s future obligations under the agreements have been provided for through the single purchase of split dollar life insurance policies on the executives.  The Corporation has a liability recorded for the present value of the future benefits of approximately $641,000 and $605,000 at December 31, 2010 and 2009, respectively.  The Corporation recognized expense in connection with these benefits of $40,000, $34,000 and $33,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Corporation has deferred director fee arrangements with certain directors and executive officers.  The amounts deferred under the arrangements are invested in the Corporation’s common stock and are maintained in a rabbi trust.  The Corporation has 35,467 and 22,702 shares in the plan with a related obligation of $626,000 and $494,000 established within stockholders’ equity as of December 31, 2010 and 2009, respectively.

NOTE  15    COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Some financial instruments are used in the normal course of business to meet the financing needs of customers.  These financial instruments include commitments to extend credit and standby letters of credit that involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

Commitments to extend credit are legally binding and generally have fixed expiration dates or other termination clauses.  The contractual amount represents the Corporation’s exposure to credit loss, in the event of default by the borrower.  The Corporation manages this credit risk by using the same credit policies it applies to loans.  Collateral is obtained to secure commitments based on management’s credit assessment of the borrower. The collateral may include inventories, receivables, equipment, income-producing commercial properties and real estate.  Since many of the commitments are expected to expire without being drawn, total commitments do not necessarily represent future cash requirements.

40.

Standby letters of credit are commitments the Corporation issues to guarantee the performance of a customer to a third party.  The Corporation issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions.  In the event of a customer’s nonperformance, the Corporation’s credit loss exposure is the same in any extension of credit, up to the letter’s contractual amount.  Management assesses the borrower’s credit to determine the necessary collateral.  Since the conditions requiring the Bank to fund letters of credit may not occur, the Corporation expects its liquidity requirements to be less than the total outstanding commitments.

The following is a summary of commitments to extend credit (in thousands) at year-end:

	2010	2009
Commitments to extend commercial credit	$11,380	$10,841
Commitments to extend consumer credit	10,880	11,275
Standby letters of credit	308	273
	$22,568	$22,389
Fixed rate	$2,774	$3,876
Variable rate	19,794	18,513
	$22,568	$22,389

At year-end 2010, the fixed rate commitments had a range of rates from 4.75% to 25.00%, and a weighted average term to maturity of 29.2 months.  At year-end 2009, the fixed rate commitments had a range of rates from 4.75% to 25.00%, with a weighted average term to maturity of 36.3 months.

NOTE  16    REGULATORY MATTERS

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

	Capital to risk-weighted assets		Tier 1 capital
	Total	Tier 1	to average assets
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%

41.

At year-end 2010, actual capital levels and minimum required levels, (in thousands) for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$26,367	11.3%	$18,752	8.0%	$23,441	10.0%
Tier 1 capital (to risk-weighted assets)	$23,434	10.0%	$9,376	4.0%	$14,064	6.0%
Tier 1 capital (to average assets)	$23,434	7.6%	$12,375	4.0%	$15,469	5.0%

At year-end 2009, actual capital levels and minimum required levels, (in thousands) for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$24,326	10.3%	$18,968	8.0%	$23,711	10.0%
Tier 1 capital (to risk-weighted assets)	$21,582	9.1%	$9,484	4.0%	$14,226	6.0%
Tier 1 capital (to average assets)	$21,582	7.5%	$11,496	4.0%	$14,370	5.0%

Based on the most recent notifications from its regulators, the Bank has been categorized as “well-capitalized” at year-end 2010.  Management is not aware of any conditions or events since its last notification that would affect the Bank’s “well-capitalized” status.

Dividend payments to the holding company by its subsidiaries are subject to regulatory review and statutory limitations and, in some instances, regulatory approval.  Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs.  Ohio law prohibits the Bank, without the prior approval of the ODFI, from paying dividends in an amount greater than the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years.  The payment of dividends by any financial institution or its holding company is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be under-capitalized.  As described above, the Bank exceeded its minimum capital requirements under applicable guidelines at year-end.  The amount of dividends available to the Corporation from the Bank at December 31, 2010, was approximately $7,615,000.

NOTE  17    RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2010 and 2009, respectively.  A summary of activity on these borrower relationships (in thousands) with aggregate debt greater than $60,000 is as follows:
2010
Beginning balance	$3,062
New loans and advances	0
Payments	(17)
Ending balance	$3,045

Deposit accounts of directors and executive officers of the Corporation totaled $2,600,000 and $2,285,000 at December 31, 2010 and 2009, respectively.

42.

NOTE  18    FAIR VALUES AND MEASUREMENTS OF FINANCIAL INSTRUMENTS

The Corporation groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure assets and liabilities at fair value.  This hierarchy is based on whether the valuation inputs are observable or unobservable.  These levels are:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•
Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation.  The Corporation’s assessment of the significance of particular inputs to these fair value measurements requires significant management judgment or estimation and considers factors specific to each asset or liability.

The following table presents information about the Corporation’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, and the valuation techniques used by the Corporation to determine those fair values.

Assets and liabilities, (in thousands) measured at fair value on a recurring basis for the periods shown:

	Quoted Prices in	Significant	Significant
	Active Markets	Observable	Unobservable
	For Identical	Inputs	Inputs
	Assets (Level 1)	(Level 2)	(Level 3)	Balance
December 31, 2010
Assets
U.S. Government and federal agencies	$—	$9,065	$—	$9,065
State and political subdivisions	—	16,069	—	16,069
Mortgage-backed securities	—	8,709	—	8,709
Total Assets	$—	$33,843	$—	$33,843
Liabilities	$—	$—	$—	$—

December 31, 2009
Assets
U.S. Government and federal agencies	$—	$4,083	$—	$4,083
State and political subdivisions	—	18,618	—	18,618
Mortgage-backed securities	—	11,774	—	11,774
Total Assets	$—	$34,475	$—	$34,475
Liabilities	$—	$—	$—	$—

Obligations of U.S. Government and federal agencies and securities from government-sponsored organizations have Level 1 inputs available for valuation.  Securities characterized as having Level 2 inputs generally consist of obligations of state and political subdivisions.  There were no significant transfers in or out of Levels 1 and 2 for the year ended December 31, 2010.

The Corporation also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis.  At December 31, 2010, such assets consist primarily of impaired loans and other real estate owned.  The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically discounted present value of cash flow projections.

43.

The following table presents financial assets and liabilities measured on a nonrecurring basis:

	Fair Value Measurements at Reporting Date Using
					Change in fair value
	Balance at				for the year ended
(In thousands)	December 31,	Level 1	Level 2	Level 3	December 31,
2010
Impaired loans	$1,864	$—	$—	$1,864	$(245)
Real estate acquired
through foreclosure	20	—	—	20	(59)

2009
Impaired loans	$1,728	$—	$—	$1,728	$0
Real estate acquired
through foreclosure	1,032	—	—	1,032	(140)

A loan is considered impaired when, based on current information and events it is probable the Corporation will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement.  Impaired loans are subject to nonrecurring fair value adjustments to reflect (1) partial write downs that are based on the observable market price or current appraised value of the collateral, or (2) the full charge-off of the loan carrying value.  The Corporation estimates the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions.  These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Other real estate owned ("OREO") acquired through or instead of loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.  Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO when determining the fair value of particular properties.  Accordingly, the valuations of OREO and repossessed assets are subject to significant judgment.  If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense.  Additionally, any operating costs incurred after acquisition are also expensed.

The estimated year-end fair values of financial instruments (in thousands) were as follows:

	December 31, 2010		December 31, 2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets
Cash equivalents and federal funds sold	$22,080	$22,080	$12,246	$12,246
Securities available for sale	33,843	33,843	34,475	34,475
Other investment securities	2,260	2,260	2,258	2,258
Loans, net of allowance for loan loss	227,460	225,298	225,264	223,395
Accrued interest receivable	1,288	1,288	1,147	1,147

Financial liabilities
Demand and savings deposits	$(151,336)	$(151,336)	$(140,373)	$(140,373)
Time deposits	(125,908)	(125,532)	(124,336)	(124,390)
FHLB advances	—	—	(5,000)	(5,001)
Accrued interest payable	(192)	(192)	(239)	(239)

The following section describes the valuation methodologies used by management to measure financial assets and liabilities at fair value.  Where appropriate, the description includes information about the valuation models and key inputs to those models.

44.

•	Cash equivalents and federal funds sold - The carrying value of cash, amounts due from banks and federal funds sold assumed to approximate fair value.
•
Investment securities – Fair value is based on quoted market prices in active markets for identical assets or similar assets in active markets.  If quoted market prices are not available, with the assistance of an independent pricing service, management’s fair value measurements consider observable data which may include market maker bids, quotes and pricing models.  Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.

•
Loans – The loan portfolio includes adjustable and fixed-rate loans, the fair value of which is estimated using discounted cash flow analyses.  To calculate discounted cash flows, the loans are aggregated into pools of similar types and expected repayment terms.  The expected cash flows of loans considered historical prepayment experiences and estimated credit losses for nonperforming loans and were discounted using current rates offered to borrowers of similar credit characteristics.  Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

•	Accrued interest receivable – The fair value approximates the carrying value.
•	Demand and savings deposits – The fair value is equal to the amount payable on demand at the reporting date.
•
Time deposits – The fair value for fixed-rate time deposits is estimated using a discounted cash flow calculation that applies interest rates currently being offered for time deposits with similar terms and remaining maturities.

•	FHLB advances – The fair value is determined by discounting the contractual cash flows using current market rates at which similar borrowings with similar remaining maturities could be made.
•	Accrued interest payable – The fair value approximates the carrying value.

NOTE  19    OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) components and related taxes (in thousands) at December 31,

	2010	2009	2008
Unrealized holding gains and losses on securities available for sale	$(449)	$1,404	$(112)
Less reclassification adjustments for gains
and losses later recognized in income	—	(22)	—
Net unrealized gains and losses	(449)	1,426	(112)
Tax effect	(152)	484	(38)
Other comprehensive income (loss)	$(297)	$942	$(74)

NOTE  20    EARNINGS PER SHARE

Weighted average shares used in determining basic and diluted earnings per share are as follows:

	2010	2009	2008
Weighted average shares outstanding during the year	1,142,610	1,137,214	1,136,397
Dilutive effect of stock options	388	—	—
Weighted average shares considering dilutive effect	1,142,998	1,137,214	1,136,397

Anti-dilutive stock options not considered in
computing diluted earnings per share	13,230	24,702	6,602

45.

NOTE  21    PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.

CONDENSED BALANCE SHEETS
December 31, 2010 and 2009
(Dollars in thousands)

	2010	2009
ASSETS
Cash on deposit with subsidiary	$113	$33
Investment in common stock of subsidiaries	24,009	22,458
Other assets	308	210
Total assets	$24,430	$22,701

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities	$41	$6
Shareholders’ equity	24,389	22,695
Total liabilities and shareholders’ equity	$24,430	$22,701

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2010, 2009 and 2008
(Dollars in thousands)

	2010	2009	2008
INCOME
Dividends from Bank subsidiary	$600	$757	$1,050
Other income	—	—	—
Total income	600	757	1,050

EXPENSES
Professional fees	67	32	123
Other	76	82	65
Total expenses	143	114	188

Tax benefit	(47)	(39)	(64)
Income before equity in undistributed earnings of subsidiaries	504	682	926
Equity in undistributed earnings of subsidiaries
(distribution from subsidiaries in excess of net income)	1,819	419	375

NET INCOME	$2,323	$1,101	$1,301

46.

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2010, 2009 and 2008
(Dollars in thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,323	$1,101	$1,301
Adjustments to reconcile net income to
net cash from operating activities
Equity in undistributed earnings of subsidiaries	(1,819)	(419)	(375)
Stock-based compensation	—	6	(1)
Other	(60)	(44)	(51)
Net cash from operating activities	444	644	874

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash from investing activities	—	—	—
CASH FLOWS FROM FINANCING ACTIVITIES
Treasury stock issued for deferred compensation plan	117	—	—
Cash dividends paid	(481)	(659)	(864)
Net cash from financing activities	(364)	(659)	(864)

Net change in cash	80	(15)	10
Cash at beginning of period	33	48	38
Cash at end of period	$113	$33	$48

NOTE  22    QUARTERLY INFORMATION  (Unaudited)

The following quarterly information (in thousands, except per share data) is provided for the three-month periods ending as follows:

2010	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,915	$3,927	$3,969	$3,934
Total interest expense	969	941	879	800
Net interest income	$2,946	$2,986	$3,090	$3,134
Provision for loan losses	245	280	380	465
Net income	$517	$557	$598	$651

Basic earnings per common share	0.45	0.49	0.53	0.56
Diluted earnings per common share	0.45	0.49	0.53	0.56

2009	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,769	$3,797	$4,000	$3,963
Total interest expense	1,425	1,282	1,177	1,083
Net interest income	$2,344	$2,515	$2,823	$2,880
Provision for loan losses	284	332	385	483
Net income	$211	$129	$383	$378

Basic earnings per common share	0.19	0.11	0.34	0.33
Diluted earnings per common share	0.19	0.11	0.34	0.33

47.

SHAREHOLDER INFORMATION

The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH.  Current quotations, historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

	Dividends
2010	Declared	Low Bid	High Bid
Three months ended March 31	$0.10	$8.60	$12.50
Three months ended June 30	0.10	11.27	13.95
Three months ended September 30	0.10	12.30	14.38
Three months ended December 31	0.12	13.65	14.75

	Dividends
2009	Declared	Low Bid	High Bid
Three months ended March 31	$0.19	$11.00	$14.72
Three months ended June 30	0.19	10.50	14.20
Three months ended September 30	0.10	11.40	13.00
Three months ended December 31	0.10	9.00	11.70

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices.  Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,151,345 outstanding shares of common stock held by approximately 1,588 shareholders as of December 31, 2010.  The Corporation paid cash dividends March, June, September and December totaling $0.42 per share in 2010 and $0.58 per share in 2009.

For a discussion of certain regulatory restrictions limiting the payment of dividends, please see Note 16 to the audited financial statements provided herewith.

48.

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
Susan E. Brown, Senior Vice President, Chief Retail Banking Officer
Scott A. Oboy, Executive Vice President, Chief Financial Officer
Steven M. Strine, Senior Vice President, Chief Lending Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

Registrar and Transfer Company
Attn:  Investor Relations
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948
E-Mail:  info@rtco.com
Website:  www.rtco.com

ANNUAL MEETING

The annual shareholders’ meeting will be held Thursday, May 19, 2011 at 4:30 p.m. in the main office of the Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

49.

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

50.