Form 10-K, Exhibit 13
period 2011-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2012-03-19
CIK 1009976

EXHIBIT 13

COMMERCIAL BANCSHARES, INC.

Upper Sandusky, Ohio

ANNUAL REPORT

December 31, 2011

CONTENTS

President’s Letter	1

Comparative Summary of Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	22

Consolidated Financial Statements	23

Notes to Consolidated Financial Statements	28

Shareholder Information	48

Officers	49

Board of Directors	50

i

December 31, 2011

Dear Shareholders:

I am pleased to report record earnings of $2,779,000 which is $2.38 per diluted share compared to 2010 earnings of $2,323,000 or $2.03 per share. This equates to a 0.94% return on assets and 10.73% return on equity. We increased our dividend 4.2% at year-end to $0.125 per quarter and had a year-end share price of $18.21 which equates to a 2.75% yield and is in line with other peer banks.

We were able to grow loan balances by 1.60%. Demand and savings deposits both grew while we deliberately reduced time deposits and borrowed funds due to soft loan demand. This helped reduce our cost of funds and increase our fully equivalent margin to 4.89%.

During these difficult economic times we have continued to experience low delinquency while we have grown our loan loss reserve to insure against losses and further strengthen the bank. We have continued to improve our overall efficiency and will maintain expense control while growing revenue and maintaining a disciplined approach to loan underwriting.

We start 2012 with a strong capital base, low problem loans and excess deposits to lend. We look forward to meeting your every banking need so please refer your relatives and friends for a loan, deposit account or see our market maker, Boenning & Scattergood to purchase stock. You can now get all of your accounts on line.

I look forward to seeing you at our May 17, 2012 annual shareholder meeting.

Sincerely,

Robert E. Beach,

President and Chief Executive Officer

TABLE 1    COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

Year ended December 31
(Dollars in thousands, except per share data)	2011	2010	2009	2008	2007

Total assets	$287,779	$304,403	$294,280	$259,795	$266,225

Total investment securities	27,111	36,103	36,733	37,621	48,875

Loans, net	231,094	227,460	225,264	196,167	192,742

Total deposits	259,128	277,244	264,709	231,668	238,511

Total borrowed funds	—	—	5,000	5,000	5,000

Total shareholders’ equity	26,999	24,389	22,695	21,305	21,266

Book value per outstanding share	23.22	21.18	19.93	18.75	18.71

Shares outstanding	1,162,725	1,151,345	1,138,497	1,136,397	1,136,397

Results of Operations

Interest income	$15,041	$15,745	$15,541	$16,304	$17,887
Interest expense	(2,112)	(3,589)	(4,967)	(6,277)	(8,371)
Net interest income	12,929	12,156	10,574	10,027	9,516
Provision for loan losses	(989)	(1,370)	(1,484)	(1,127)	(1,332)
Other income	2,211	2,447	2,466	2,649	2,239
Salaries and employee benefits	(5,701)	(5,293)	(5,046)	(5,415)	(5,904)
Other expenses	(4,642)	(4,875)	(5,320)	(4,645)	(5,415)
Income (loss) before income taxes	3,808	3,065	1,190	1,489	(896)
Income tax (expense) benefit	(1,029)	(742)	(89)	(188)	597
Net income (loss)	$2,779	$2,323	$1,101	$1,301	$(299)

Per Share Data

Net income (loss)
Basic	$2.40	$2.03	$0.97	$1.14	$(0.26)
Diluted	$2.38	$2.03	$0.97	$1.14	$(0.26)

Cash dividend paid	$0.485	$0.420	$0.580	$0.760	$0.760

Financial Ratios

Return on average total assets	0.94%	0.77%	0.40%	0.50%	-0.11%
Return on average shareholders’ equity	10.73%	9.76%	4.96%	6.09%	-1.37%
Average shareholders’ equity to average total assets	8.78%	7.89%	8.01%	8.15%	8.11%

Dividend payout	20.22%	20.70%	59.90%	66.38%	n/a

2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

This financial review presents management’s discussion and analysis of the consolidated financial condition of the Corporation and its wholly owned subsidiaries, Commercial Savings Bank and Commercial Financial and Insurance Agency, LTD at December 31, 2011 and 2010, and the consolidated results of operations for each of the years in the three year period ended December 31, 2011. This discussion should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this annual report and on Form 10K.

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

Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those anticipated. Factors that could cause results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	Local, regional and national economic conditions and the impact they may have on the Corporation and its customers and the assessment of that impact on estimates including, but not limited to, the allowance for loan losses and fair value of other real estate owned.

•	Changes in the level of non-performing assets and charge-offs.

•	Changes in the fair value of securities available for sale and management’s assessments of other-than-temporary impairment of such securities.

•	The effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Securities and Exchange Commission, the Financial Accounting Standards Board and other accounting standard setters.

•	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board.

•	Changes in consumer spending and savings habits; and

•	The Corporation’s success at managing the risks detailed above.

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

OVERVIEW

The Corporation’s profitability, as with most financial institutions, is significantly dependent upon net interest income, which is the difference between interest received on interest-earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. During a period of economic slowdown the lack of interest income from non-performing assets and an additional provision for loan losses can greatly reduce profitability. Results of operations are also affected by noninterest income, such as service charges on deposit accounts and fees on other services, income from lending activities and bank-owned life insurance as well as noninterest expenses such as salaries and employee benefits, occupancy, furniture and equipment, professional and other services, and other expenses, including income taxes. Economic conditions, competition and the monetary and fiscal policies of the Federal government significantly affect financial institutions.

2011 highlights:

•	Achieved record earnings: Net income of $2,779,000 in 2011, compared to $2,323,000 in 2010 and $1,101,000 in 2009.

•	Loan and deposit growth: Average net loans grew to $222,004,000, an increase of $1,549,000 from the previous year. Average core deposits grew to $230,436,000, an increase of $242,000 over the previous year.

•	Maintained strong capital and liquidity throughout 2011.

4.

•	Continued its focus on effectively managing cost structure, with an efficiency ratio (the ratio of noninterest expense to taxable-equivalent net revenue, excluding net securities gains and losses) of 66.75% in 2011 compared to 67.69% in 2010 and 77.23% in 2009.

•	Improved basic and diluted earnings per common share: $2.40 and $2.38, respectively, in 2011, compared to $2.03 in 2010 and $0.97 in 2009.

•	Improved ROA (return on average assets - measures how effectively a company utilizes its assets to produce income): 0.94% for 2011, compared to 0.77% and 0.40% for 2010 and 2009, respectively.

•	Improved ROE (return on average equity - indicates the amount of net income earned in relation to the total equity invested): 10.73% for 2011 compared to 9.76% for 2010 and 4.96% for 2009.

RESULTS OF OPERATIONS

Net interest income can be analyzed by segregating the volume and rate components of interest income and interest expense. The table below illustrates the volume and rate changes in net interest income on a tax-equivalent basis. For purposes of this table, changes in interest income and interest expense are allocated to volume and rate categories based upon the respective percentage changes in average balances and average rates. Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

TABLE 2     VOLUME AND RATE ANALYSIS (a)

At December 31,	2011 Compared to 2010			2010 Compared to 2009
(Dollars in thousands)	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in
Interest Income
Federal funds sold	$(13)	$(12)	$(1)	$20	$24	$(4)
Taxable investment securities	(105)	(7)	(98)	(92)	28	(120)
Tax-exempt investment securities	(140)	(139)	(1)	(38)	(41)	3
Loans	(489)	49	(538)	318	721	(403)
Total interest income	(747)	(109)	(638)	208	732	(524)
Interest Expense
Interest-bearing deposits	(242)	12	(254)	(305)	182	(487)
Savings deposits	(23)	6	(29)	(3)	3	(6)
Time deposits	(1,141)	(437)	(704)	(972)	76	(1,048)
Borrowed funds	(71)	(71)	—	(98)	(101)	3
Total interest expense	(1,477)	(490)	(987)	(1,378)	160	(1,538)

Net interest income	$730	$381	$349	$1,586	$572	$1,014

(a)	This table shows the components of the change in net interest income by volume and rate on a taxable-equivalent basis utilizing a federal tax rate of 34 percent.

The table that follows presents the Corporation’s (i) average assets, liabilities, and shareholders’ equity, (ii) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (iii) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (iv) interest rate spread (the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities), and (v) net interest margin (net interest income as a percentage of total average interest-earning assets).

5.

TABLE 3     DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS’ EQUITY

For the years ended December 31, 2011, 2010 and 2009

(In thousands)

	2011			2010			2009
		Interest			Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Federal funds sold	$13,960	$28	0.20%	$19,436	$41	0.21%	$8,985	$21	0.23%
Investment securities:
Taxable securities(1)	19,279	515	2.67	19,493	620	3.18	18,754	712	3.80
Tax-exempt securities(1)	15,664	913	5.83	18,037	1,053	5.84	18,734	1,091	5.82
Loans(2)(3)	222,004	13,898	6.26	220,455	14,387	6.53	206,757	14,069	6.80
Earning assets	270,907	15,354	5.67%	277,421	16,101	5.80%	253,230	15,893	6.28%
Other assets	23,936			24,399			26,623
Total assets	$294,843			$301,820			$276,853

Interest-bearing demand deposits	$105,516	130	0.12%	$100,729	372	0.37%	$81,861	677	0.83%
Savings deposits	18,040	18	0.10	15,771	41	0.26	14,751	44	0.30
Time deposits	110,580	1,964	1.78	129,040	3,105	2.41	126,720	4,077	3.22
Borrowed funds	15	—	0.00	2,099	71	3.38	5,202	169	3.25
Interest-bearing liabilities	234,151	2,112	0.90%	247,639	3,589	1.45%	228,534	4,967	2.17%
Noninterest-bearing demand deposits	32,799			28,008			24,231
Other liabilities	2,003			2,372			1,911
Shareholders’ equity	25,890			23,801			22,177
Total liabilities and
shareholders’ equity	$294,843			$301,820			$276,853

Net interest income		$13,242			$12,512			$10,926

Interest rate spread			4.77%			4.35%			4.11%
Net interest margin			4.89%			4.51%			4.31%

(1)	Average yields on all securities have been computed based on amortized cost. Income on tax-exempt securities has been computed on a taxable-equivalent basis using a 34% federal tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $313,000, $356,000 and $352,000 for 2011, 2010 and 2009, respectively.
(2)	Average balance is net of deferred loan fees of $156,000, $53,000, and $63,000 for 2011, 2010 and 2009, respectively, as well as $1,000, $60,000, and $377,000 of unearned income for the same years.
(3)	Average loan balances include nonaccruing loans.

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

Net interest income increased 5.83% or $730,000 to $13,242,000 in 2011 from $12,512,000 in 2010 compared to an increase of 14.52% or $1,586,000 from $10,926,000 in 2009. Careful management of funding costs during a period when interest revenues declined and the balance sheet contracted allowed the Corporation to increase its net interest margin by 38 basis points to average 4.89% for the full year of 2011. Specifically, interest expense has declined by $1,477,000 from 2010 due to a decline in average certificate of deposit balances of $18,460,000 as well as a reduction of 55 basis points in total funding costs. This reduction in funding costs has not impacted average interest-bearing demand deposit or average savings deposit balances which have increased $4,787,000 and $2,269,000, respectively. The Corporation is pleased there has been $4,791,000 growth in average noninterest-bearing demand deposits whose balances have grown 17.11% since year-end 2010. The Corporation believes that continued uncertainties in the economy have contributed to growth in deposits as consumers and businesses have looked for safety and liquidity in community banks. Both net interest income and the net interest margin were negatively impacted by a decline in the earning asset yield to 5.67% compared to 5.80% in 2010 as well as a decrease of $6,514,000 in average earning assets, primarily in federal funds sold.

6.

Total interest income in 2011 decreased by $747,000 when compared to 2010. Average net loans, comprising 81.95% and 79.47% of average earning assets during 2011 and 2010, respectively, increased $1,549,000 or 0.70%, while the average yield decreased 27 basis points. Average investment securities, comprising 12.90% and 13.53% of average earning assets during 2011 and 2010, respectively, decreased $2,587,000 or 6.89%, while the average yield decreased 37 basis points. Both of these yield declines reflect the impact of the lower interest rate environment that has now been in place for 3 years. New investment securities and loans that are being booked typically have yields that are below the rate on the maturing instruments that they are replacing.

Interest expense decreased $1,477,000 or 41.15% to $2,112,000 in 2011 from $3,589,000 in 2010. A decrease of $987,000 in interest expense was primarily due to lower rates paid on certificates of deposits and interest-bearing demand deposits while a decrease of $490,000 in interest expense was largely due to a decrease in certificate of deposit average balances. The average rate paid for all interest-bearing funds was 0.90%, a decrease of 55 basis points from the average rate paid of 1.45% in 2010. Average interest-bearing demand deposits, comprising 45.06% and 40.68% of average interest-bearing liabilities during 2011 and 2010, respectively, increased $4,787,000 or 4.75%, while the average rate paid decreased 25 basis points. Average time deposits, comprising 47.23% and 52.11% of average interest-bearing liabilities during 2011 and 2010, respectively, decreased $18,460,000 or 14.31% while the average rate paid decreased 63 basis points.

The increase in net interest income during 2010 was largely driven by the rate payable on interest-bearing liabilities declining more rapidly than the yield on interest-earning assets and is reflective of the magnitude and timing of the downward repricing of the Corporation’s liabilities in a low interest rate environment. The net interest margin for 2010 was 4.51%, 20 basis points higher than 4.31% for 2009. The increase in net interest margin during 2010 reflects management’s continued focus on margin improvement initiatives. Such initiatives included higher lending spreads, the implementation of interest rate floors on new and renewable variable rate loans and reductions in deposit rates.

Interest income totaled $16,101,000 for 2010, an increase of $208,000 or 1.31%, from interest income of $15,893,000 during 2009. A decrease of $524,000 in interest income was due to lower average yields offset with an increase of $732,000 in interest income due primarily to higher average outstanding commercial and agricultural loan balances. The average yield earned during 2010 was 5.80%, a decrease of 48 basis points from the average yield of 6.28% earned during 2009. Average net loans, comprising 79.47% and 81.65% of average earning assets during 2010 and 2009, respectively, increased $13,698,000 or 6.63%, while the average yield decreased 27 basis points. The decline in interest income on loans was largely due to the downward repricing of variable rate commercial and agricultural loans. Average investment securities, comprising 13.53% and 14.80% of average earning assets during 2010 and 2009, respectively, increased $42,000 while the average yield decreased 35 basis points. Federal funds and interest-bearing deposit balances held in other financial institutions, comprising 7.01% and 3.55% of average earning assets during 2010 and 2009, respectively, increased $10,451,000 while the average yield decreased 2 basis points.

Interest expense decreased $1,378,000 or 27.74% to $3,589,000 in 2010 from $4,967,000 in 2009. A decrease of $1,538,000 in interest expense was primarily due to lower rates paid on certificates of deposits and interest-bearing demand accounts while an increase of $160,000 in interest expense was primarily due to an increase in interest-bearing demand deposit average balances offset by a decrease in FHLB advances. The average rate paid on interest-bearing funds during 2010 was 1.45%, a decrease of 72 basis points from the average rate paid of 2.17% in 2009. Average interest-bearing demand deposits, comprising 40.68% and 35.82% of average interest-bearing liabilities during 2010 and 2009, respectively, increased $18,868,000 or 23.05% while the average rate paid decreased 46 basis points. Average time deposits, comprising 52.11% and 55.45% of average interest-bearing liabilities during 2010 and 2009, respectively, increased $2,320,000 or 1.83% while the average rate paid decreased 81 basis points.

7.

Provision for Loan Losses

Provisions for loan losses are charged against income to bring the allowance for loan losses to a level deemed adequate by management. In evaluating the allowance for loan losses, management considers factors that include loan growth, composition, diversification, or conversely, concentrations by industry, geography or collateral within the portfolio, historical loan loss experience, current delinquency levels, estimated value of underlying collateral, prevailing economic conditions and other relevant factors. The provision charged against income during 2011 was $989,000, compared to $1,370,000 and $1,484,000 during 2010 and 2009, respectively.

Impacting the provision for loan losses in any accounting period are several matters including the amount of loan growth during the period, broken down by loan type, the level of charge-offs during the period, the changes in the amount of impaired loans, changes in risk ratings assigned to loans, specific loan impairments, credit quality, and, ultimately, the results of management’s quarterly assessment of the inherent risks of the loan portfolio

During 2011, loan growth amounted to $4,215,000 compared to loan growth of $2,650,000 in 2010 while net charge-offs totaled $408,000 in 2011 compared to $916,000 in 2010. The allowance for loan losses as a percentage to loans increased from 1.39% at December 31, 2010 to 1.61% at December 31, 2011. The elevated levels of the allowance for loan losses as a percentage to loans is largely due to the increase in the allocated reserve percentages assigned to certain loan types as well as the increase in classified loans which reflects, in part, the impact of the recession on many of the Corporation’s commercial customers, especially those in the hospitality and food service industries.

Management considers the allowance for loan losses at December 31, 2011 adequate to cover loan losses based on its assessment of various factors affecting the loan portfolio, including the level of problem loans, overall delinquencies, business conditions, estimated collateral values and loss experience. A further decline in local and national economic conditions, or other factors, could result in a material increase in the allowance for loan losses which could adversely affect the Corporation’s financial condition and results of operations. For further information about factors affecting the allowance for loan losses, see “Allowance for Loan Losses,” under Financial Condition.

Noninterest Income

Noninterest income consists primarily of fees and commissions earned on services that are provided to the Corporation’s banking customers and commission-based income. Noninterest income for 2011 totaled $2,211,000, a decrease of $236,000 or 9.64% from 2010. Factors contributing to the reduced level of noninterest income in 2011 included:

•	A $133,000 or 7.92% decrease in service and overdraft charges, primarily due to a decline in the volume of insufficient funds (“NSF”) activity. Management believes part of this decrease is due to customers more diligently monitoring their personal accounts and to the increased use of debit cards, which do not typically generate NSF fees. Debit card transactions for which customers do not have available funds are declined at the point of sale instead of posting to the account and generating a NSF charge. Further impacting service fees was the revision to Regulation E during the third quarter of 2010 prohibiting financial institutions from charging a customer fees for paying overdrafts on ATMs and one-time debit card transactions unless that customer consented, or opted in to the overdraft service for those types of transactions.

•	A $141,000 or 38.37% decrease in third-party origination activities, primarily due to a reduced level of residential mortgage production when compared to the prior year.

•	A $55,000 or 96.46% increase in rental income. During the third quarter of 2010, a portion of the operations center was rented out as office space to a local business.

Noninterest income for 2010 totaled $2,447,000, a decrease of $19,000 or 0.77% from $2,466,000 for 2009. Factors contributing to the reduced level of noninterest income in 2010 included:

•	A $170,000 or 9.19% decrease in service and overdraft charges, primarily due to a decline in overdraft and NSF fees resulting from a decline in the volume of NSF activity as well as a decline in service charges on deposit accounts.

8.

•	A $156,000 or 73.53% increase in third-party origination fees as a result of a strong year of residential mortgage refinance activity in the Corporation’s local markets.

Noninterest Expense

Noninterest expense consists primarily of personnel, occupancy, equipment and other expenses. Noninterest expense for 2011 totaled $10,343,000, a $175,000 or 1.72% increase from 2010. Factors contributing to the higher level of noninterest expense in 2011 included:

•	A $408,000 or 7.71% increase in salaries and employee benefits, primarily due to higher medical insurance costs and increased employee compensation expense relating to stock option awards granted.

•	A $101,000 or 24.57% increase in professional fees, largely due to legal fees pertaining to a settlement and release agreement from executive compensation plan for a past executive officer and legal expenses relating to the workout of one problem loan.

•	A $188,000 or 69.37% decrease in net losses on repossessed asset sales, primarily due to a decrease in the number of OREO properties and other repossessed assets sold in 2011 compared to 2010.

•	A $167,000 or 36.46% decrease in FDIC deposit insurance, largely due to a decline in average deposit balances as well as changes made by the FDIC in the method of calculating assessment rates under the Dodd-Frank Act. Beginning with the third quarter payment calculation, the assessment was based on asset size instead of average deposits. Going forward, this change reduced the monthly expense by a little more than half.

•	A $114,000 or 33.33% decrease in OREO and miscellaneous loan expense, primarily due to higher credit related costs in the prior year. Specifically, OREO expense decreased $158,000 due to the write-down and operating costs associated with an increased number of OREO properties in 2010.

Noninterest expense for 2010 totaled $10,168,000, a $198,000 or 1.91% decrease from $10,366,000 for 2009. Factors contributing to the reduced noninterest expense in 2010 included:

•	A $224,000 or 15.51% decrease in premises and equipment expense, primarily as a result of decreased depreciation expense as some older assets became fully depreciated in 2009.

•	A $201,000 or 30.50% decrease in FDIC deposit insurance, primarily due to the recognition of a $125,000 special assessment and industry wide premium increases during 2009, due to the need to strengthen the deposit insurance fund.

•	A $107,000 or 8.63% decrease in other operating expenses, primarily due to reduced state and other local taxes, data processing fees, club account expenses, and reduced losses on the sale and disposal of fixed assets.

•	A $247,000 or 4.89% increase in salaries and employee benefits, largely due to greater incentive compensation expense.

•	A $169,000 or 165.69% increase in net losses on repossessed asset sales, due to a greater number of OREO properties and other repossessed assets sold during 2010 from the prior year.

Income Tax Expense

The Corporation generated income before taxes of $3,808,000, resulting in a tax provision of $1,029,000 in 2011 compared to income before taxes of $3,065,000 with a tax provision of $742,000 in 2010. In 2009, the Corporation generated income before taxes of $1,190,000 resulting in a tax provision of $89,000. The increase in income tax expense was largely driven by an increase in pre-tax income offset by earning adjustments relating to tax-free revenue. The Corporation’s effective tax rate for 2011 was 27.02% compared to 24.21% and 7.48% for 2010 and 2009, respectively. The difference between the Corporation’s effective tax rate and the statutory rate is primarily attributable to the Corporation’s tax-exempt income. Tax-exempt income includes income earned on certain municipal investments that qualify for state and/or federal income tax exemption and the Corporation’s earnings on Bank-owned life insurance policies, which are exempt from federal taxation. Further analysis of income taxes is presented in Note 12 of the “Notes to Consolidated Financial Statements.”

9.

FINANCIAL CONDITION

The Corporation’s assets at December 31, 2011 totaled $287,779,000, consisting principally of $231,094,000 in net loans (net of allowance for loan losses of $3,779,000), $27,111,000 in investment securities, $10,723,000 in cash equivalents and federal funds sold, $7,406,000 in premises and equipment (net of accumulated depreciation of $7,181,000) and $11,445,000 in accrued interest receivable and other assets. Liabilities at December 31, 2011 totaled $260,780,000, consisting principally of $228,881,000 in core deposits, $30,247,000 in large certificate of deposits and $1,652,000 in accrued interest payable and other liabilities while shareholders’ equity totaled $26,999,000.

The Corporation’s assets at December 31, 2010 totaled $304,403,000, consisting principally of $227,460,000 in net loans (net of allowance for loan losses of $3,198,000), $36,103,000 in investment securities, $22,080,000 in cash equivalents and federal funds sold, $7,637,000 in net premises and equipment (net of accumulated depreciation of $7,422,000) and $11,123,000 in accrued interest receivable and other assets. Liabilities at December 31, 2010 totaled $280,014,000, consisting principally of $232,479,000 in core deposits, $44,765,000 in large certificate of deposits and $2,770,000 in accrued interest payable and other liabilities while shareholders’ equity totaled $24,389,000.

TABLE 4     LOAN PORTFOLIO DISTRIBUTION

At December 31	2011	2010	2009	2008	2007
(In thousands)	Amount	Amount	Amount	Amount	Amount

Commercial	$177,402	$172,424	$168,611	$141,968	$139,571
Residential real estate	15,456	13,775	11,825	8,921	8,580
Consumer	22,175	23,065	23,721	21,596	18,499
Home equity	19,818	21,231	22,685	22,244	19,160
Indirect finance	22	163	1,166	3,921	9,343

Total loans	$234,873	$230,658	$228,008	$198,650	$195,153

Loans

Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield. Loans make up the largest component of total assets. At December 31, 2011 net loans of $231,094,000, comprising 80.30% of total assets, increased $3,634,000 or 1.60% from $227,460,000 at December 31, 2010. Commercial and agricultural loans, representing the largest growth increased $4,978,000 or 2.89%, while real estate loans increased $1,681,000 or 12.20%. Offsetting loan growth was the decline in equity and consumer loans, down, $1,413,000 or 6.66% and $890,000 or 3.86%, respectively, as well as the planned run off of indirect finance loans of $141,000. Table 4 above, provides a summary of the loan distribution by product type.

The following is a schedule of commercial loan maturities (in thousands) based on contract terms as of December 31, 2011.

One Year	One Through	Over
or Less	Five Years	Five Years
$52,009	$33,742	$91,651

Of the commercial loans included in the preceding schedule with maturities exceeding one year, $19,114,000 have fixed rates to maturity, while $106,279,000 have adjustable rates.

10.

The Corporation’s loan portfolio represents its largest and highest yielding earning assets. It also contains the most risk of loss. This risk is due mainly to changes in borrowers’ primary repayment capacity, general economic conditions, and to collateral values that are subject to change over time. These risks are managed with specific underwriting guidelines, loan review procedures, third party reviews and continued personnel training. Executive management has implemented the following measures to proactively manage credit risk in the loan portfolios:

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

Allowance for Loan Losses

The allowance for loan losses is maintained to provide for losses that can reasonably be anticipated. The allowance is based on ongoing quarterly assessments of the probable losses inherent in the loan portfolio. The allowance for loan losses is increased by provisions charged to operations during the current period and reduced by loan charge-offs, net of recoveries. Loans are charged against the allowance when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, based on evaluations of the probability of collection. In evaluating the probability of collection, management is required to make estimates and assumptions that affect the reported amounts of loans, allowance for loan losses and the provision for credit losses charged to operations. Actual results could differ significantly from those estimates. These evaluations take into consideration such qualitative factors such as historical loss experience, delinquency and non-performing loan trends, concentrations of credit, trends in loan volume, experience and depth of management, examination and audit results, effects of any changes in lending policies, financial information, documentation exceptions and current economic conditions that may affect the borrowers’ ability to pay.

The allowance allocation for commercial and commercial real estate begins with a process of estimating the probable losses inherent for these types of loans. The estimates for these loans are established by category and based on an internal system of credit risk ratings and historical loss data. The estimated loan loss allocation rate for the internal system of credit risk grades for commercial and commercial real estate loans is based on management’s experience with similarly graded loans as well as historical loss data.

The allowance allocation for consumer and consumer real estate loans which includes consumer mortgages, installment, home equity, automobile and others is established for each of the categories by estimating probable losses inherent in that particular category of consumer and consumer real estate loans. The estimated loan loss allocation rate for each category is based on management’s experience, observations and comments of banking regulators, consideration of actual loss rates, industry loss rates and loss rates of various peer banking groups. Consumer and consumer real estate loans are evaluated as a group by category (i.e. retail real estate, installment, etc.) rather than on an individual loan basis as these loans are smaller and homogeneous.

11.

The estimated loan loss allocation for all three loan portfolio segments (commercial, residential real estate and consumer) and concentrations within those portfolios is then adjusted for management’s estimate of probable losses for several “environmental” factors. The allocation for environmental factors is particularly subjective and does not lend itself to exact mathematical calculation. This amount represents estimated probable inherent credit losses which exist, but have not yet been identified, as of the balance sheet date, and are based upon monthly actual and quarterly trend assessments in delinquent and nonaccrual loans, credit concentration changes and prevailing economic conditions, changes in lending personnel experience, changes in lending policies or procedures and other influential factors. These environmental factors are considered for each of the three loan segments and the allowance allocation, as determined by the processes noted above for each component, is increased or decreased based on the incremental assessment of these various environmental factors.

TABLE 5     SUMMARY OF ALLOWANCE FOR LOAN LOSSES

The following schedule summarizes the charge-offs and recoveries, by loan segment, charged to the allowance for loan losses (in thousands) at December 31,

	2011	2010	2009	2008	2007
Balance at beginning of period	$3,198	$2,744	$2,483	$2,411	$2,015
Loans charged-off:
Commercial	(241)	(610)	(579)	(690)	(501)
Real Estate	—	(25)	(96)	(35)	(22)
Consumer	(269)	(404)	(640)	(554)	(764)
Total loans charged-off	(510)	(1,039)	(1,315)	(1,279)	(1,287)
Recoveries of loans previously charged-off:
Commercial	15	34	4	94	228
Real Estate	—	—	—	—	—
Consumer	87	89	88	130	123
Total loan recoveries	102	123	92	224	351
Provision charged to operating expense	989	1,370	1,484	1,127	1,332
Balance at end of period	$3,779	$3,198	$2,744	$2,483	$2,411
Allowance for loan losses as a percentage of:
Period-end loans	1.61%	1.39%	1.20%	1.25%	1.24%

The allowance for loan losses totaled $3,779,000 at December 31, 2011, an increase of $581,000 or 18.17% from $3,198,000 at December 31, 2010. The ratio of net charge-offs to average outstanding loans was 0.18% at December 31, 2011 compared to 0.41% at December 31, 2010. Commercial net charge-offs totaled $226,000 in 2011, down $350,000 from net charge-offs of $576,000 in 2010. During 2011 there were no charge-offs or recoveries in the real estate portfolio compared to net charge-offs of $25,000 in 2010. Consumer net charge-offs totaled $182,000 in 2011, down $133,000 from $315,000 in 2010. The ratio of the allowance for loan losses as a percentage of total loans was 1.61% at December 31, 2011 compared to 1.39% at December 31, 2010.

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

The Corporation classifies its loan portfolios using internal credit quality ratings. These ratings include pass, special mention and classified. Loans with a pass rating represent those not classified on the Corporation’s rating scale for problem credits, as minimal credit risk has been identified. Special mention loans are those that have a potential for weakness deserving management’s close attention. Classified loans are those where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. During 2011, total classified loans remained relatively unchanged from the same period a year ago. However $10,141,000 in classified loans were downgraded to substandard from year-end 2010, predominantly in the Bank’s hospitality and hotel portfolios as a result of the struggling economy’s impact upon those industries in general and certain specific Bank credits. Management regularly reviews the updated financial position of all such loans in its portfolio and any deterioration in such position can result in a credit being downgraded even though, as is the case with these credits, there has been no history of delinquency and such loans are fully performing.

12.

Loans are placed on nonaccrual status when management believes the collection of interest is doubtful, or when accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected. At December 31, 2011 and 2010 there were no 90 day delinquent loans that were on accrual status. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates. When loans are charged-off, any accrued interest recorded in the current fiscal year is charged against interest income. The remaining balance is treated as a loan charged-off.

The impairment of a loan occurs when it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured as the difference between the recorded investment in the loan and the evaluation of the present value of expected future cash flows or the observable market price of the loan. Loans that are collateral dependent, that is, loans where repayment is expected to be provided solely by the underlying collateral, and for which management has determined foreclosure is probable, are measured for impairment based on the fair value of the collateral. Management’s general practice is to charge down impaired, non-performing loans to the fair value of the underlying collateral of the loan, so no specific loss allocations are necessary for these loans.

TABLE 6     PERCENTAGE OF EACH LOAN SEGMENT TO TOTAL LOANS

Summary of the allowance for loan losses (in thousands) allocated by loan segment at December 31,

	2011		2010		2009		2008		2007
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
Loan Type	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial	$2,849	75%	$2,307	75%	$1,927	74%	$1,772	71%	$1,679	71%
Real Estate	278	7	182	6	158	5	67	5	64	4
Consumer	652	18	709	19	659	21	644	24	668	25
Unallocated	—	n/a	—	n/a	—	n/a	—	n/a	—	n/a
Total LLR	$3,779	100%	$3,198	100%	$2,744	100%	$2,483	100%	$2,411	100%

The allowance for loan losses, specifically related to impaired loans at December 31, 2011 and December 31, 2010 was $451,000 and $156,000, respectively, related to loans with principal balances of $3,583,000 and $980,000. The allowance for loan losses with no related allowance recorded at December 31, 2011 was $3,817,000 compared to $884,000 at December 31, 2010. The Corporation’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on nonaccrual. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. During 2011 and 2010, the Corporation received cash payments for interest related to these loans of $31,000 and $88,000, respectively.

Management has taken what it believes to be a proactive position on identifying problems with credits and their ultimate collectability using both internal and external portfolio loan reviews, and believes any potential losses which may be incurred on these credits in the future are incorporated into its analysis of the adequacy of the Bank’s allowance for loan losses.

TABLE 7     SUMMARY OF IMPAIRED LOANS

The following schedule summarizes impaired and non-performing loans (in thousands) at December 31,

	2011	2010	2009	2008	2007
Impaired loans	$7,400	$1,864	$1,728	$2,965	$2,892

Loans accounted for on a nonaccrual basis	$1,852	$1,934	$2,641	$5,355	$3,445
Accruing loans, which are contractually past due 90 days or more as to interest or principal payments	—	—	—	—	5
Total non-performing loans	$1,852	$1,934	$2,641	$5,355	$3,450

Non-performing loans to allowance for loan losses	0.49	0.60	0.96	2.16	1.43

13.

A restructuring of a debt constitutes a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower that it would not otherwise consider. That concession is either imposed by court order, law or stems from an agreement between the creditor and the borrower. At December 31, 2011, approximately $5,941,000 in loans had terms modified, with $5,173,000 of these modified loans in accruing status. The $5,941,000 in modified loans represents 7 credit relationships in which economic concessions were granted to borrowers to better align the terms of their loans with their current ability to pay. Of this total, approximately $3,500,000 represents 2 hotel loans. Both borrowers began experiencing financial difficulties primarily relating to occupancy problems common in the industry. There are no commitments to lend additional amounts to borrowers with loans that are classified as troubled debt restructurings as of December 31, 2011.

Once a loan is classified as a TDR, this classification will remain until documented improvement in the financial position of the account supports confidence that all principal and interest will be paid according to terms. Additionally, the customer must have re-established a track record of timely payments according to the restructured contract terms prior to consideration of removing the loan from TDR status.

Total non-performing loans include impaired loans on nonaccrual status along with those loans still accruing that are contractually past due 90 days or more. Non-performing loans totaled $1,852,000 at December 31, 2011 compared to $1,934,000 at year-end 2010. At December 31, 2011, non-performing commercial loans made up 85.21% or $1,578,000 of all non-performing loans compared to 84.13% or $1,627,000 at year-end 2010. At December 31, 2011, non-performing real estate loans totaled $192,000, down $24,000 from $216,000 at year-end 2010 while non-performing consumer loans totaled $82,000, down $9,000 from $91,000 at year-end 2010. The ratio of non-performing loans to total loans was 0.79% at December 31, 2011 compared to 0.84% at December 31, 2010.

At December 31, 2011, no other interest-bearing assets were required to be disclosed in the table above, if such assets were loans.

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

Investment securities, representing 9.42% of total assets, decreased $8,992,000 or 24.91%, to $27,111,000 at December 31, 2011 from $36,103,000 at December 31, 2010. The decline in investment securities during 2011 was primarily due to calls of U.S. Government Agencies and municipal securities of $11,061,000 along with principal pay downs and prepayments of mortgage-backed securities of $2,210,000 as well as the net amortization of $218,000 on existing securities, offset by purchases of U.S. Government Agencies of $4,149,000 and an increase in fair value of $348,000. At December 31, 2011, there were no concentrations of securities of any one issuer, whose carrying value exceeded 10% of shareholders’ equity.

14.

TABLE 8    CARRYING VALUE OF INVESTMENT SECURITIES

For the Years ended December 31,
(Dollars in thousands)
	2011	2010	2009
U.S. Treasury and U.S. Government Agency securities	$4,066	$9,065	$4,083
Obligations of states and political subdivisions	14,372	16,069	18,618
Mortgage-backed securities	6,414	8,709	11,774
Other investment securities	2,259	2,260	2,258
Total investment securities	$27,111	$36,103	$36,733

TABLE 9     MATURITY SCHEDULE OF INVESTMENT SECURITIES

Maturity schedule (by contractual maturity or if applicable, earliest call date) of the Corporation’s investment securities, by carrying value, and the related weighted average yield at December 31, 2011:

			Maturing		Maturing
	Maturing in		After One		After Five		Maturing
	One Year		Year Through		Years Through		After
	or Less		Five Years		Ten Years		Ten Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and U.S. Government Agency securities	$4,066	1.00%	$—	n/a	$—	n/a	$—	n/a
Obligations of state and political subdivisions	4,609	5.85%	6,845	5.77%	2,511	6.02%	407	6.46%
Mortgage-backed securities	57	4.04%	161	3.49%	1,225	4.20%	4,971	3.93%
Total	$8,732	3.58%	$7,006	5.71%	$3,736	5.43%	$5,378	4.12%

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

Cash and Cash Equivalents

Cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions. Cash and cash equivalents, representing 3.73% of total assets decreased $11,357,000 or 51.44% to $10,723,000 at December 31, 2011 from $22,080,000 at December 31, 2010. The decrease in cash and cash equivalents during 2011 was predominantly in federal funds sold and interest-bearing deposits in other financial institutions as excess funds were primarily used to satisfy deposit withdrawals.

Premises and Equipment

Premises and equipment, representing 2.57% of total assets decreased $231,000 or 3.02% to $7,406,000 at December 31, 2011 from $7,637,000 at December 31, 2010. The decrease in premises and equipment during 2011 represents capital purchases of $439,000, offset with depreciation expense of $649,000 and losses on fixed asset disposals of $22,000. Capital purchases in 2011 consisted principally of $192,000 in renovation costs to three branches and the purchase of computers and computer equipment of $181,000. Capital purchases in 2010 largely consisted of the renovation of an existing branch to house the Bank’s data recovery center, renovations to ready the Bank’s operations center to rent to a local business, purchase of a new courier car as well as the purchase of security software.

15.

Other Assets

Other assets, representing 3.53% of total assets increased $335,000 or 3.41% to $10,170,000 at December 31, 2011 from $9,835,000 at December 31, 2010. The increase in other assets during 2011 primarily reflects $360,000 in health insurance costs due from the insurance company relating to participants exceeding the stop/gap limits during the year as well as an increase of $279,000 in the cash surrender value of Bank-owned life insurance. Offsetting the increase in other assets is a decrease of $229,000 in prepaid FDIC assessments and a decrease of $65,000 in OREO and other repossessed assets.

OREO and other repossessed assets are carried at the lower of cost or estimated fair market value less estimated expenses to be incurred to sell the property. OREO represents properties acquired by the Corporation through customer loan defaults. The Corporation had no OREO properties at December 31, 2011 compared to two properties with a carrying value of $19,800 in OREO at December 31, 2010. Other repossessed assets totaled $47,000 at December 31, 2011 compared to $92,000 at year-end 2010.

Deposits and Borrowings

The Corporation’s primary source of funds is customer deposits. The Bank offers a variety of deposit products in an attempt to remain competitive and respond to changes in consumer demand. The Corporation relies primarily on its high quality customer service, sales programs, customer referrals and advertising to attract and retain these deposits. Deposits provide the primary source of funding for the Corporation’s lending and investment activities and the interest paid for deposits must be carefully managed to control the level of interest expense.

Total deposits, representing 99.37% of total liabilities decreased $18,116,000 or 6.53% to $259,128,000 at December 31, 2011 from $277,244,000 at December 31, 2010, predominantly in small and large certificate of deposit balances, down $11,560,000 and $14,518,000, respectively. This decline was offset with increases of $4,790,000 in noninterest-bearing demand deposits as well as increases of $2,346,000 and $2,154,000 in savings deposits and interest-bearing demand deposits, respectively. The decrease in deposits is attributed primarily to the overall net funding position of the Corporation, which was heavily influenced by the plan to lower funding costs and improve net interest margin. Lowering the cost of funds has led to a reduction of higher-balance time deposits and many of these depositors that are seeking higher yields have withdrawn their balances at maturity in lieu of renewing at lower rates.

TABLE 10     LARGE TIME DEPOSITS

Maturity of time deposits in amounts of $100,000 or more at December 31,

(Dollars in thousands)	2011	2010
Three months or less	$4,337	$8,268
Over three months through six months	4,927	8,047
Over six months through twelve months	7,766	9,084
Over twelve months	13,217	19,366
Total	$30,247	$44,765

TABLE 11        AVERAGE DEPOSITS

Average deposit balances and average rates paid are summarized as follows for the years ended December 31,

	2011			2010			2009
			% of			% of			% of
(In thousands)	Balance	Rate	Total	Balance	Rate	Total	Balance	Rate	Total
Interest-bearing demand	$105,516	0.12%	40%	$100,729	0.37%	37%	$81,861	0.83%	33%
Savings deposits	18,040	0.10	7	15,771	0.26	6	14,751	0.30	6
Time deposits	110,580	1.78	41	129,040	2.41	47	126,720	3.22	51
Noninterest-bearing demand	32,799		12	28,008		10	24,231		10
Total average deposits	$266,935		100%	$273,548		100%	$247,563		100%

16.

Borrowed funds that may be utilized by the Corporation are comprised of Federal Home Loan Bank (FHLB) advances and federal funds purchased. Borrowed funds are an alternate funding source to deposits and can be used to fund the Corporation’s liquidity needs. FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest. Federal funds purchased are borrowings from other banks that mature daily. The Corporation had no borrowings at December 31, 2011 and 2010.

CAPITAL RESOURCES

Shareholders’ equity increased $2,610,000 or 10.70% to $26,999,000 at December 31, 2011 from $24,389,000 at December 31, 2010. The increase in shareholders’ equity for 2011 represents current earnings of $2,779,000 plus adjustments related to employee compensation costs, deferred compensation plan and treasury stock activity of $163,000, less dividends paid of $562,000. Included in shareholders’ equity is accumulated other comprehensive income which includes the net after-tax impact of unrealized gains on investment securities classified as available for sale which increased $230,000 during 2011. Such unrealized gains or losses are generally due to changes in interest rates and represent the difference, net of applicable income tax effect, between the estimated fair value and amortized cost of investment securities classified as available for sale. At December 31, 2010, the increase in shareholders’ equity was primarily due to earnings of $2,323,000 less dividends paid of $481,000 and a decrease in the market value of investment securities classified as available for sale, net of tax of $297,000, offset by adjustments related to employee compensation costs and stock option accounting of $149,000.

During 2011, the Corporation returned 20.22% of earnings through dividends of $562,000 at $0.485 per share compared to a return on earnings of 20.70% through dividends of $481,000 at $0.420 per share during 2010. Average total shareholders’ equity to average total assets was 8.78% at December 31, 2011 compared to 7.89% at December 31, 2010.

Banking regulations have established minimum capital requirements for banks including risk-based capital ratios and leverage ratios. Regulations require all banks to have a minimum total risk-based capital ratio of 8.0%, with half of the capital composed of core capital. Minimum leverage ratios range from 3.0% to 5.0% of total assets. Conceptually, risk-based capital requirements assess the riskiness of a financial institution’s balance sheet and off-balance sheet commitments in relation to its capital. Core capital, or Tier 1 capital, includes common equity, perpetual preferred stock and minority interests that are held by others in consolidated subsidiaries minus intangible assets. Supplementary capital, or Tier 2 capital, includes core capital and such items as mandatory convertible securities, subordinated debt and the allowance for loans and lease losses, subject to certain limitations. Qualified Tier 2 capital can equal up to 100% of an institution’s Tier 1 capital with certain limitations in meeting the total risk-based capital requirements. At December 31, 2011, the Bank’s total risk-based capital ratio and leverage ratio were 12.0% and 8.9%, thus exceeding the minimum regulatory requirements. At December 31, 2010, the ratios were 11.3% and 7.6%.

TABLE 12   CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Corporation has certain obligations and commitments to make future payments under contract. The aggregate contractual obligations and commitments (in thousands) at December 31, 2011:

Contractual obligations	Payments Due by Period
		Less Than			After
	Total	One Year	1-3 Years	3-5 Years	5 Years
Time deposits and certificates of deposit	$98,502	$44,974	$39,709	$10,200	$3,619
Borrowed funds	—	—	—	—	—
Total contractual obligations	$98,502	$44,974	$39,709	$10,200	$3,619

Other commitments	Amount of Commitment – Expiration by Period
		Less Than			After
	Total	One Year	1-3 Years	3-5 Years	5 Years
Commitments to extend commercial credit	$19,588	$12,149	$2,171	$2,006	$3,262
Commitments to extend consumer credit	12,256	780	3,364	2,681	5,431
Standby letters of credit	10	—	10	—	—
Total other commitments	$31,854	$12,929	$5,545	$4,687	$8,693

17.

Other obligations/commitments include the deferred compensation plan, index plan reserve and split dollar life insurance. The timing of payments for these plans is unknown. See Note 1 for additional details.

Items listed under “Contractual obligations” represent standard bank financing activity under normal terms and practices. Such funds normally rollover or are replaced by like items depending on then-current financing needs. Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source’s failure to provide sufficient financing, the bank would be called upon to fill the need. The Corporation is also continually engaged in the process of approving new loans in a bidding competition with other banks. Management and Board committees approve the terms of these potential new loans with conditions and/or counter terms made to the applicant customers. Customers may accept the terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered and would be required to be funded if accepted. Such agreements represent approximately $6,673,000 at December 31, 2011, in varying maturity terms.

LIQUIDITY

Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments and other corporate needs. The Corporation’s liquidity, primarily represented by cash equivalents and federal funds sold, is a result of its operating, investing and financing activities which are summarized in the Condensed Consolidated Statements of Cash Flows. Primary sources of funds are deposits, prepayments and maturities of outstanding loans and securities. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and industry competition. Funds are primarily utilized to meet ongoing commitments, satisfy operational expenses, pay out maturing certificates of deposit and savings withdrawals and fund loan demand, with excess funds being invested in short-term, interest-earning assets. Additional funds are generated through Federal Home Loan Bank advances, overnight borrowings and other sources.

The Corporation’s liquidity ratio at December 31, 2011 was 6.42% compared to 10.09% and 5.72% at December 31, 2010 and 2009, respectively. Another measure of liquidity is the relationship of net loans to deposits and borrowed funds with lower ratios indicating greater liquidity. At December 31, 2011 the ratio of net loans to deposits and borrowed funds was 89.18% compared to 82.04% and 83.52% at December 31, 2010 and 2009, respectively.

In 2011, total cash from operating activities of $2,646,000 and proceeds from the maturities and repayments of investment securities, proceeds from OREO and other repossessed assets sales and an adjustment for the disposal of premises and equipment of $13,769,000 along with an increase from treasury stock and deferred compensation plan activity of $113,000 was used to fund loan growth of $4,619,000, purchase investment securities of $4,149,000, fund capital expenditures of $439,000, pay dividends of $562,000 and satisfy deposit withdrawals of $18,116,000.

In 2010, total cash from operating activities of $5,008,000 and proceeds from the maturities and repayments of investment securities, proceeds from OREO and other repossessed asset sales and proceeds from premises and equipment sales of $6,740,000 along with the increase in deposit balances of $12,535,000 and the increase from treasury stock activity of $117,000 was used to fund loan growth of $2,776,000, purchase investment securities of $6,001,000, fund capital expenditures of $308,000, pay dividends of $481,000 and repay FHLB advances of $5,000,000.

18.

In 2009, total cash from operating activities of $1,421,000 and proceeds from maturities and repayments of investment securities, proceeds from OREO and other repossessed asset sales and proceeds from premises and equipment sales of $11,381,000 along with the increase in deposit balances of $33,042,000 was used to fund loan growth of $32,597,000, purchase investment securities of $8,148,000, fund capital expenditures of $1,128,000 and pay dividends of $659,000.

Net cash flows resulted in a decrease of $11,357,000 in cash equivalents and federal funds sold for 2011 compared to an increase of $9,834,000 and $3,312,000 in cash equivalents and federal funds sold for 2010 and 2009, respectively. Liquidity is monitored and closely managed by the Asset-Liability Management Committee (ALCO). Management believes that its sources and levels of liquidity are adequate to meet the needs of the Corporation.

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

One method used to manage interest rate risk is a rate sensitivity gap analysis, which monitors the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A “positive gap” occurs when the amount of interest rate-sensitive assets maturing or repricing within a given period exceeds the amount of interest-sensitive liabilities maturing or repricing within the same period. Conversely, a “negative gap” occurs when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management monitors its gap position in order to maintain earnings at an acceptable level. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial and real estate loan portfolios vary based on U.S. Treasury rates and the prime commercial lending rates published by The Wall Street Journal. Consumer loans have primarily fixed rates of interest, except for home equity loans. At December 31, 2011, as well as December 31, 2010, the Corporation’s gap position was negative as more rate-sensitive liabilities were set to re-price in the coming year than rate-sensitive assets.

19.

TABLE 13   PRINCIPAL / NOTIONAL AMOUNT WITH EXPECTED MATURITIES IN:

(Dollars in thousands)

For the Year Ended December 31, 2011:								Fair
Rate sensitive assets:	2012	2013	2014	2015	2016	Thereafter	Total	Value
Fixed interest rate loans	$15,123	$5,235	$8,969	$6,102	$12,067	$22,561	$70,057	$68,010
Average interest rate	5.73%	6.73%	6.73%	6.79%	5.81%	6.31%	6.22%
Variable interest rate loans	$40,616	$2,352	$4,103	$6,000	$2,047	$109,698	$164,816	$159,999
Average interest rate	5.63%	4.63%	4.64%	5.34%	4.95%	5.76%	5.66%
Fixed interest rate securities	$171	$781	$1,383	$1,239	$3,477	$17,466	$24,517	$24,517
Average interest rate	3.78%	3.89%	3.78%	4.05%	2.33%	3.87%	3.65%
Variable interest rate securities	$—	$—	$—	$—	$—	$2,594	$2,594	$2,594
Average interest rate						3.10%	3.10%
Rate sensitive liabilities:
Noninterest-bearing deposits	$9,547	$7,637	$5,728	$4,775	$4,775	$5,727	$38,189	$38,189
Interest-bearing demand deposits	$22,255	$22,255	$22,255	$22,255	$22,255	$11,162	$122,437	$122,437
Average interest rate	0.12%	0.12%	0.12%	0.12%	0.12%	0.12%	0.12%
Interest-bearing time deposits	$45,112	$28,741	$10,968	$6,072	$4,128	$3,481	$98,502	$97,712
Average interest rate	0.75%	2.19%	2.24%	2.34%	1.79%	1.95%	1.52%
Fixed interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate
Variable interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate

For the Year Ended December 31, 2010:								Fair
Rate sensitive assets:	2011	2012	2013	2014	2015	Thereafter	Total	Value
Fixed interest rate loans	$13,446	$7,106	$6,796	$9,195	$6,759	$19,110	$62,412	$65,024
Average interest rate	5.85%	6.69%	7.07%	7.23%	7.06%	7.15%	6.81%
Variable interest rate loans	$16,419	$1,850	$5,175	$5,191	$6,885	$132,726	$168,246	$175,286
Average interest rate	5.01%	5.39%	5.56%	5.33%	5.62%	5.95%	5.81%
Fixed interest rate securities	$226	$147	$6,902	$1,452	$3,383	$20,609	$32,719	$32,719
Average interest rate	2.93%	4.52%	1.69%	3.78%	2.76%	4.14%	3.46%
Variable interest rate securities	$—	$—	$—	$—	$—	$3,384	$3,384	$3,384
Average interest rate						3.96%	3.96%
Rate sensitive liabilities:
Noninterest-bearing deposits	$8,349	$6,679	$5,009	$4,176	$4,176	$5,010	$33,399	$33,399
Interest-bearing demand deposits	$21,437	$21,437	$21,437	$21,437	$21,437	$10,752	$117,937	$117,937
Average interest rate	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
Interest-bearing time deposits	$77,371	$18,904	$17,026	$6,849	$5,633	$125	$125,908	$125,532
Average interest rate	1.88%	1.36%	3.17%	3.06%	2.48%	0.93%	2.07%
Fixed interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate
Variable interest rate borrowing	$—	$—	$—	$—	$—	$—	$—	$—
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

The estimated fair value of the Corporation’s financial assets was below carrying value by $6,864,000 at December 31, 2011, compared to $5,360,000 below carrying value at December 31, 2010. The fair value of interest-bearing liabilities was above carrying value by $790,000 at December 31, 2011, compared to $376,000 above carrying value at December 31, 2010. The net result for 2011 was a net market loss of $6,074,000, compared to a net market loss of $4,984,000 at year-end 2010. Further information relating to the Corporation’s estimated fair value of its financial instruments is disclosed in Note 18 of the Consolidated Financial Statements.

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

21.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Commercial Bancshares, Inc.

Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Columbus, Ohio

March 12, 2012

22.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
ASSETS
Cash and cash equivalents	$5,435	$5,270
Federal funds sold	5,288	16,810
Cash equivalents and federal funds sold	10,723	22,080

Securities available for sale	24,852	33,843
Other investment securities	2,259	2,260
Total loans	234,873	230,658
Allowance for loan losses	(3,779)	(3,198)
Loans, net	231,094	227,460
Premises and equipment, net	7,406	7,637
Accrued interest receivable	1,275	1,288
Other assets	10,170	9,835
Total assets	$287,779	$304,403

LIABILITIES
Deposits
Noninterest-bearing demand	$38,189	$33,399
Interest-bearing demand	103,774	101,620
Savings and time deposits	86,918	97,460
Time deposits $100,000 and greater	30,247	44,765
Total deposits	259,128	277,244
Accrued interest payable	106	192
Other liabilities	1,546	2,578
Total liabilities	260,780	280,014

SHAREHOLDERS’ EQUITY
Common stock, no par value; 4,000,000 shares authorized,
1,186,638 shares issued in 2011 and 1,182,888 issued in 2010	11,621	11,440
Retained earnings	16,058	13,936
Unearned compensation	(76)	(36)
Deferred compensation plan shares; at cost,
41,606 shares in 2011 and 35,467 shares in 2010	(717)	(626)
Treasury stock; 23,913 shares in 2011 and 31,543 shares in 2010	(654)	(862)
Accumulated other comprehensive income	767	537
Total shareholders’ equity	26,999	24,389
Total liabilities and shareholders’ equity	$287,779	$304,403

See accompanying notes to consolidated financial statements.

.

23.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands, except per share data)

	2011	2010	2009
Interest income
Interest and fees on loans	$13,886	$14,375	$14,059
Interest on investment securities:
Taxable	515	620	712
Tax-exempt	612	709	749
Federal funds sold	28	41	21
Total interest income	15,041	15,745	15,541

Interest expense
Interest on deposits	2,112	3,518	4,798
Interest on borrowings	—	71	169
Total interest expense	2,112	3,589	4,967

Net interest income	12,929	12,156	10,574

Provision for loan losses	989	1,370	1,484
Net interest income after provision for loan loss	11,940	10,786	9,090

Noninterest income
Service fees and overdraft charges	1,546	1,679	1,849
Gains on security sales, net	—	—	22
Other income	665	768	595
Total noninterest income	2,211	2,447	2,466

Noninterest expenses
Salaries and employee benefits	5,701	5,293	5,046
Premises and equipment	1,281	1,220	1,444
OREO and miscellaneous loan expense	228	342	411
Professional fees	512	411	454
Data processing	198	224	256
Software maintenance	362	318	287
Advertising and promotional	233	213	197
FDIC deposit insurance	291	458	659
Franchise tax	315	285	270
Losses on repossessed asset sales, net	83	271	102
Other operating expense	1,139	1,133	1,240
Total noninterest expense	10,343	10,168	10,366

Income before income taxes	3,808	3,065	1,190
Income tax expense	1,029	742	89
Net income	$2,779	$2,323	$1,101

Basic earnings per common share	$2.40	$2.03	$0.97
Diluted earnings per common share	$2.38	$2.03	$0.97

See accompanying notes to consolidated financial statements.

24.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands)
					Accumulated
					Other	Deferred		Total
	Outstanding	Common	Retained	Unearned	Comprehensive	Compensation	Treasury	Shareholders’
	Shares	Stock	Earnings	Compensation	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2009	1,136,397	$11,282	$11,836	$—	$(108)	$(542)	$(1,163)	$21,305
Comprehensive income:
Net income			1,101					1,101
Change in net unrealized gain (loss)
on securities available for sale, net of tax effect		—	—	—	942	—	—	942
Total comprehensive income								2,043

Cash dividends ($0.580 per share)		—	(659)	—	—	—	—	(659)
Shares acquired: deferred compensation; 5,673 shares		75	—	—	—	(75)	—	—
Shares divested: deferred compensation; 5,097 shares		(123)	—	—	—	123	—	—
Restricted shares awarded	2,100	26	—	(26)	—	—	—	—
Stock-based compensation expense		6	—	—	—	—	—	6

Balance at December 31, 2009	1,138,497	$11,266	$12,278	$(26)	$834	$(494)	$(1,163)	$22,695

Comprehensive income:
Net income			2,323					2,323
Change in net unrealized gain (loss)
on securities available for sale, net of tax effect		—	—	—	(297)	—	—	(297)
Total comprehensive income								2,026

Cash dividends ($0.420 per share)		—	(481)	—	—	—	—	(481)
Shares acquired: deferred compensation; 2,102 shares		22	—	—	—	(22)	—	—
Shares divested: deferred compensation; 335 shares		(7)	—	—	—	7	—	—
Restricted shares awarded	1,850	24	—	(24)	—	—	—	—
Stock-based compensation expense		18	—	14	—	—	—	32
Issuance of treasury stock for
deferred compensation plan	10,998	117	(184)	—	—	(117)	301	117

Balance at December 31, 2010	1,151,345	$11,440	$13,936	$(36)	$537	$(626)	$(862)	$24,389

See accompanying notes to consolidated financial statements.

25.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands)
					Accumulated
					Other	Deferred		Total
	Outstanding	Common	Retained	Unearned	Comprehensive	Compensation	Treasury	Shareholders’
	Shares	Stock	Earnings	Compensation	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2011	1,151,345	$11,440	$13,936	$(36)	$537	$(626)	$(862)	$24,389

Comprehensive income:
Net income			2,779					2,779
Change in net unrealized gain (loss) on securities
available for sale, net of tax effect		—	—	—	230	—	—	230
Total comprehensive income								3,009

Cash dividends ($0.485 per share)		—	(562)	—	—	—	—	(562)
Shares divested: deferred compensation; 691 shares		(12)	—	—	—	12	—	—
Restricted shares awarded	3,750	65	—	(65)	—	—	—	—
Stock-based compensation expense		25	—	25	—	—	—	50
Issuance of treasury stock under stock option plans	800	—	(12)	—	—	—	22	10
Issuance of treasury stock for
deferred compensation plan	6,830	103	(83)	—	—	(103)	186	103

Balance at December 31, 2011	1,162,725	$11,621	$16,058	$(76)	$767	$(717)	$(654)	$26,999

See accompanying notes to consolidated financial statements.

26.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands)

	2011	2010	2009
Cash flows from operating activities
Net income	$2,779	$2,323	$1,101
Adjustments to reconcile net income to net cash from
operating activities
Depreciation	649	645	862
Provision for loan losses	989	1,370	1,484
Deferred income taxes	33	107	(84)
Loss on sale of repossessed assets, net	83	271	102
Gain on sale of securities	—	—	(22)
Net amortization on securities	218	182	207
Increased cash value of Bank-owned life insurance	(279)	(282)	(277)
Stock-based compensation expense	50	32	6
Changes in:
Interest receivable	13	(141)	(112)
Interest payable	(86)	(47)	(98)
Other assets and liabilities	(1,803)	548	(1,748)
Net cash from operating activities	2,646	5,008	1,421

Cash flows from investing activities
Securities available for sale:
Purchases	(4,149)	(5,999)	(8,148)
Maturities and repayments	13,271	6,001	9,661
Sales	—	—	593
Purchases of other investment securities	—	(2)	—
Net change in loans	(4,619)	(2,776)	(32,597)
Proceeds from sale of OREO and other repossessed assets	476	731	922
Proceeds from the disposition of premises and equipment	22	8	205
Bank premises and equipment expenditures	(439)	(308)	(1,128)
Net cash from investing activities	4,562	(2,345)	(30,492)

Cash flows from financing activities
Net change in deposits	(18,116)	12,535	33,042
Repayments of FHLB advances	—	(5,000)	—
Cash dividends paid	(562)	(481)	(659)
Issuance of treasury stock under stock option plans	10	—	—
Issuance of treasury stock for deferred compensation plan	103	117	—
Net cash from financing activities	(18,565)	7,171	32,383

Net change in cash equivalents and federal funds sold	(11,357)	9,834	3,312
Cash equivalents and federal funds sold at beginning of year	22,080	12,246	8,934

Cash equivalents and federal funds sold at end of year	$10,723	$22,080	$12,246

Supplemental disclosures:
Cash paid for interest	$2,198	$3,636	$5,065
Cash paid for income taxes	1,735	166	255
Non-cash transfer of loans to foreclosed/repossessed assets	530	454	2,286

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

Cash and Cash Equivalents: Cash and cash equivalents include cash, interest-bearing and noninterest-bearing demand deposits with banks, and federal funds sold.

Investment Securities: Securities are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders’ equity, net of tax. Interest income includes net amortization of purchase premiums and discounts. Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is considered other-than-temporary. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans Receivable: Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, allowance for loan losses, and charge-offs. Interest income is reported on the accrual method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. When a loan is placed on nonaccrual status, all unpaid interest is reversed from interest income. Payments received on such loans are reported as principal reductions until qualifying for return to accrual status. Accrual is resumed when all contractually due payments are brought current and future payments are reasonably assured.

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

Recent Accounting Pronouncements: In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income.” This standard requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but continuous statements. This standard eliminates the option to present the components of other comprehensive income as part of the statement of equity. This standard is effective for fiscal years and interim periods with those years beginning after December 15, 2011. The implementation of this standard will only change the presentation of comprehensive income and will not have an impact on the Corporation’s financial position or results of operations. In December 2011, the FASB issued ASU 2011-12. This standard defers the requirements to present reclassification adjustments for each component of other comprehensive income in both net income and other comprehensive income on the face of the financial statements.

In May 2011, the FASB issued ASU 2011-04 Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs which presents common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRS. The amendments in this update explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is not expected to have an impact on the Corporation’s financial condition or results of operations.

ASC Topic 310: Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. On April 5, 2011, the FASB issued a final standard to assist creditors in determining whether a modification of the terms of a receivable meets the definition of a troubled debt restructuring (TDR). The final standard, Accounting Standards Update (ASU) No. 2011-02, “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring,” was issued as a result of stakeholders questioning whether additional guidance or clarification was needed to assist creditors with determining whether a modification is a TDR. The final standard does not change the long-standing guidance that a restructuring of a debt constitutes a TDR “if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.” In other words, the creditor must conclude that both the restructuring constitutes a concession, and the debtor is experiencing financial difficulties. The new guidance was effective for interim and annual periods beginning on or after June 15, 2011, and has been applied retrospectively to restructurings occurring on or after January 1, 2011. The adoption of this guidance did not have a material impact on the Corporation’s financial condition or results of operation and is presented in NOTE 6, herein.

30.

NOTE 2   INVESTMENT SECURITIES

The fair value of securities available for sale (in thousands) and the related gains and losses recognized in accumulated other comprehensive income was as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses
2011
Obligations of U.S. Government and federal agencies	$4,066	$9	$—
Obligations of state and political subdivisions	14,372	798	(4)
Mortgage-backed securities	6,414	360	—
Total securities available for sale	$24,852	$1,167	$(4)

2010
Obligations of U.S. Government and federal agencies	$9,065	$54	$(21)
Obligations of state and political subdivisions	16,069	467	(96)
Mortgage-backed securities	8,709	410	—
Total securities available for sale	$33,843	$931	$(117)

Contractual maturities of securities (in thousands) at year-end 2011 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Fair Value
Due less than one year	$143
Due after one year through five years	6,690
Due after five years through ten years	8,658
Due after ten years	2,947
Mortgage-backed securities	6,414
Total securities available for sale	$24,852

Sales of available for sale securities (in thousands) were as follows:

	2011	2010	2009
Proceeds	$—	$—	$593
Gross gains	—	—	22
Gross losses	—	—	—

Proceeds from maturities, calls and repayments of principal were $13,271,000, $6,001,000 and $9,661,000 in 2011, 2010 and 2009, respectively. At year-end 2011 and 2010 securities with a carrying value of $18,219,000 and $27,300,000, respectively, were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

31.

The following table shows the gross unrealized losses and fair value of the Corporation’s investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in continuous unrealized loss positions at December 31, 2011:

	Less Than Twelve Months		Over Twelve Months
(Dollars in thousands)	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
Available for sale securities	Losses	Value	Losses	Value
U.S. Government and federal agencies	$—	$—	$—	$—
State and political subdivisions	(3)	880	(1)	310
Mortgage-backed securities	—	—	—	—
Total available for sale	$(3)	$880	$(1)	$310

The following table shows the gross unrealized losses and fair value of the Corporation’s investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in continuous unrealized loss positions at December 31, 2010:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
(Dollars in thousands)	Unrealized	Fair	Unrealized	Fair
Available for sale securities	Losses	Value	Losses	Value
U.S. Government and federal agencies	$(21)	$1,979	$—	$—
State and political subdivisions	(91)	3,198	(5)	427
Mortgage-backed securities	—	—	—	—
Total available for sale	$(112)	$5,177	$(5)	$427

Unrealized losses on securities are considered temporary and have not been recognized into income because the issuers’ bonds are of high quality and the Corporation has the intent and ability to hold the securities for the foreseeable future. The fair value of the securities is impacted by marketplace liquidity and other factors that are considered to be temporary in nature. The fair value is expected to be recovered as the bonds approach the maturity date. At December 31, 2011, 3 individual securities had been in a continuous loss position for more than 12 months with 1 security in a continuous loss position for less than 12 months. At December 31, 2010, 3 individual securities had been in a continuous loss position for more than 12 months with 21 individual securities in a continuous loss position for less than 12 months.

Other investment securities are carried at cost and consist principally of stock in the Federal Home Loan Bank of Cincinnati.

32.

NOTE 3   ALLOWANCE FOR LOAN LOSSES

Following is an analysis (in thousands) of the changes in the allowance for loan losses at December 31, 2011 and 2010.

	Commercial	Real Estate	Consumer	Total
December 31, 2011
Beginning balance – January 1, 2011	$2,307	$182	$709	$3,198
Charge-offs	(241)	—	(269)	(510)
Recoveries	15	—	87	102
Provision	768	96	125	989
Ending balance – December 31, 2011	$2,849	$278	$652	$3,779
Allowance:
Ending balance individually evaluated for impairment	$451	$—	$—	$451
Ending balance collectively evaluated for impairment	2,398	278	652	3,328
Total Allowance	$2,849	$278	$652	$3,779
Loans:
Ending balance individually evaluated for impairment	$7,400	$—	$—	$7,400
Ending balance collectively evaluated for impairment	170,002	15,456	42,015	227,473
Total Loans	$177,402	$15,456	$42,015	$234,873

December 31, 2010
Beginning balance – January 1, 2010	$1,927	$158	$659	$2,744
Charge-offs	(610)	(25)	(404)	(1,039)
Recoveries	34	—	89	123
Provision	956	49	365	1,370
Ending Balance – December 31, 2010	$2,307	$182	$709	$3,198
Allowance:
Ending balance individually evaluated for impairment	$116	$—	$40	$156
Ending balance collectively evaluated for impairment	2,191	182	669	3,042
Total Allowance	$2,307	$182	$709	$3,198
Loans:
Ending balance individually evaluated for impairment	$1,774	$—	$90	$1,864
Ending balance collectively evaluated for impairment	170,650	13,775	44,369	228,794
Total Loans	$172,424	$13,775	$44,459	$230,658

NOTE 4   CREDIT QUALITY INDICATORS

As part of its monitoring process, the Corporation utilizes a risk rating system which quantifies the risk the Corporation estimates it has assumed when entering into a loan transaction, and during the life of that loan. The system rates the strength of the borrower and the transaction and is designed to provide a program for risk management and early detection of problems. Loans are graded on a scale of 1 through 9, with a grade of 5 or below classified as “Pass” rated credits. Following is a description of the general characteristics of risk grades 6 through 9:

6 – Special Mention	The weighted overall risk associated with this credit is considered higher than normal (but still acceptable) or the loan possesses deficiencies which corrective action by the Bank would remedy, thereby reducing risk.
7– Substandard	The weighted overall risk associated with this credit (based on each of the Bank’s creditworthiness criteria) is considered undesirable, the credit demonstrates a well-defined weakness or the Bank is inadequately protected and there exists the distinct possibility of sustaining some loss if not corrected
8 – Doubtful	Weakness makes collection or liquidation in full (based on currently existing facts) improbable.
9 – Loss	This credit is of little value and not warranted as a bankable asset. Accordingly, the Bank does not carry any loans on the books that are graded 9 – loss, instead these loans are charged-off.

33.

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

Commercial Credit Exposure

Credit risk profile by credit worthiness category

					Commercial		Commercial
	Commercial		Commercial		Real Estate		Real Estate
	Operating		Agricultural		1-4 Family		Other
Category	12/31/11	12/31/10	12/31/11	12/31/10	12/31/11	12/31/10	12/31/11	12/31/10
Pass	$25,323	$27,214	$27,650	$28,295	$33,854	$30,492	$71,921	$70,999
6	1,234	232	320	335	608	899	4,452	11,942
7	873	472	—	—	1,386	458	9,781	1,000
8	—	—	—	—	—	—	—	86
9	—	—	—	—	—	—	—	—
Total	$27,430	$27,918	$27,970	$28,630	$35,848	$31,849	$86,154	$84,027

Consumer Credit Exposure

Credit risk by credit worthiness category

	Residential		Residential
	Real Estate, Construction		Real Estate, Other
Category	12/31/11	12/31/10	12/31/11	12/31/10
Pass	$3,437	$2,514	$10,434	$10,890
6	—	—	205	154
7	73	—	1,307	217
8	—	—	—	—
9	—	—	—	—
Total	$3,510	$2,514	$11,946	$11,261

Consumer Credit Exposure

Credit risk by credit worthiness category

	Consumer		Consumer		Consumer
	Equity		Auto		Other
Category	12/31/11	12/31/10	12/31/11	12/31/10	12/31/11	12/31/10
Pass	$19,565	$20,944	$8,365	$10,460	$13,673	$12,678
6	68	246	2	43	6	8
7	185	41	46	37	105	2
8	—	—	—	—	—	—
9	—	—	—	—	—	—
Total	$19,818	$21,231	$8,413	$10,540	$13,784	$12,688

34.

NOTE 5   SUMMARY OF IMPAIRED LOANS

The following schedule summarizes impaired loans (in thousands) at December 31, 2011 and 2010, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary.

				YTD
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
December 31, 2011	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial
Operating	$149	$181	$—	$151	$9
Real estate, other	3,668	3,668	—	1,954	218

With an allowance recorded:
Commercial
Operating	177	177	94	176	9
Real estate, 1-4 family	283	283	200	307	11
Real estate, other	3,123	3,123	157	2,356	163
Total	$7,400	$7,432	$451	$4,944	$410

				YTD
		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
December 31, 2010	Investment	Balance	Allowance	Investment	Recognized
With no related allowance recorded:
Commercial
Operating	$331	$363	$—	$170	$26
Real estate, 1-4 family	53	106	—	53	—
Real estate, other	500	562	—	238	19

With an allowance recorded:
Commercial
Real estate, 1-4 family	405	452	71	112	29
Real estate, other	485	713	45	638	14
Consumer, other	90	90	40	8	—
Total	$1,864	$2,286	$156	$1,219	$88

NOTE 6   TROUBLED DEBT RESTRUCTURINGS

The following table summarizes information relative to loan modifications determined to be troubled debt restructurings during 2011.

	2011
	Number	Recorded
(Amounts in thousands)	of TDRs	Investment
Commercial operating	2	$177
Commercial real estate, 1-4 family	1	283
Commercial real estate, other	2	3,672
Total	5	$4,132

A modification of a loan constitutes a TDR when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of concessions when modifying a loan. Loan terms that may be modified due to a borrower’s financial situation include, but are not limited to, a reduction in the stated interest rate, a reduction in the face amount of the debt, a reduction of the accrued interest, temporary interest-only payments, or re-aging, extensions, deferrals, renewals and rewrites. In mitigation, additional collateral, a co-borrower or a guarantor may be requested.

35.

The $4,132,000 in modified loans represents 5 credit relationships in which economic concessions were granted to borrowers to better align the terms of their loans with their current ability to pay. These actions were taken to help financially stressed borrowers maintain their homes or businesses. Of the 5 loans modified during 2011, 3 loans totaling $3,901,000 were in accruing status at year-end.

Loans modified in a TDR may already be on nonaccrual status and partial charge-offs may have in some cases been taken against the outstanding loan balance. The allowance for impaired loans that have been modified in a TDR is measured based on the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependant or on the present value of expected future cash flows discounted at the loan’s effective interest rate. Management exercises significant judgment in developing these determinations.

NOTE 7    AGE ANALYSIS OF PAST DUE FINANCING RECEIVABLES

The following table presents the loan portfolio summarized (in thousands) by aging categories, at December 31, 2011 and 2010.

							Recorded
(In thousands)	30-59	60-89	>90			Total	Investment
	Days	Days	Days	Total		Financing	> 90 Days
2011	Past Due	Past Due	Past Due	Past Due	Current	Receivables	and Accruing
Commercial
Operating	$14	$93	$15	$122	$27,308	$27,430	$—
Agricultural	—	—	—	—	27,970	27,970	—
Real estate, 1-4 family	45	1	—	46	35,802	35,848	—
Real estate, other	121	—	309	430	85,724	86,154	—
Residential
Construction	—	—	—	—	3,510	3,510	—
Other	28	—	—	28	11,918	11,946	—
Consumer
Equity	27	—	—	27	19,791	19,818	—
Auto	17	—	19	36	8,377	8,413	—
Other	20	5	35	60	13,724	13,784	—
Total	$272	$99	$378	$749	$234,124	$234,873	$—

							Recorded
	30-59	60-89	>90			Total	Investment
	Days	Days	Days	Total		Financing	> 90 Days
2010	Past Due	Past Due	Past Due	Past Due	Current	Receivables	and Accruing
Commercial
Operating	$47	$—	$10	$57	$27,861	$27,918	$—
Agricultural	—	—	—	—	28,631	28,631	—
Real estate, 1-4 family	39	—	130	169	31,725	31,894	—
Real estate, other	1,156	849	440	2,445	81,536	83,981	—
Residential
Construction	—	—	—	—	2,514	2,514	—
Other	—	—	—	—	11,261	11,261	—
Consumer
Equity	18	15	11	44	21,187	21,231	—
Auto	—	—	—	—	11,557	11,557	—
Other	128	—	20	148	11,523	11,671	—
Total	$1,388	$864	$611	$2,863	$227,795	$230,658	$—

36.

NOTE 8   FINANCING RECEIVABLES ON NONACCRUAL STATUS

The following summarizes loans (in thousands) on nonaccrual status at December 31, 2011 and 2010.

	December 31, 2011	December 31, 2010
Commercial
Operating	$433	$44
Real estate, 1-4 family	384	130
Real estate, other	761	1,453
Residential real estate
Other	192	216
Consumer
Equity	12	55
Auto	30	—
Other	40	36
Total	$1,852	$1,934

NOTE 9   PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:

	2011	2010
Land	$1,066	$1,059
Buildings	8,592	8,629
Furniture and equipment	4,910	5,371
Construction in process	19	—
Total	14,587	15,059
Accumulated depreciation	7,181	7,422
Premises and equipment, net	$7,406	$7,637

Depreciation expense charged to operations was $649,000, $645,000, and $862,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 10   TIME DEPOSITS

At December 31, 2011, scheduled maturities of time deposits (in thousands) were as follows:

2012	$44,974
2013	28,741
2014	10,968
2015	6,072
2016	4,128
2017 and thereafter	3,619
$98,502

NOTE 11   FHLB ADVANCES

FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank’s qualified mortgage loans. At December 31, 2011, the loans pledged for FHLB advances had a carrying value of $37,903,000. At December 31, 2011 as well as 2010, the Corporation had no borrowings with FHLB.

37.

NOTE 12   INCOME TAXES

The provision for income taxes (in thousands) consists of:

	2011	2010	2009
Current provision	$996	$635	$173
Deferred provision (benefit)	33	107	(84)
Total income tax expense (credit)	$1,029	$742	$89

Year-end deferred tax assets and liabilities (in thousands) consist of:

Items giving rise to deferred tax assets	2011	2010
Allowance for loan losses in excess of tax reserve	$913	$715
Deferred compensation	263	318
Alternative minimum tax credit carry forward	22	153
Nonaccrual loan interest	8	17
Accrued expenses and other	15	20
Total	1,221	1,223

Items giving rise to deferred tax liabilities
Depreciation	(309)	(265)
Deferred loan fees and costs	(82)	(112)
FHLB stock dividend	(309)	(309)
Unrealized gain on securities available for sale	(395)	(277)
Prepaid expenses and other	(132)	(115)
Total	(1,227)	(1,078)
Net deferred tax asset (liability)	$(6)	$145

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	2011	2010	2009
Tax at statutory rates	$1,295	$1,042	$405
Increase (decrease) in tax resulting from:
Tax-exempt income	(283)	(310)	(325)
Other	17	10	9
Total income tax expense	$1,029	$742	$89

The Corporation had no reportable income tax expense pertaining to security gains for 2011, compared to zero in 2010 and $7,000 in 2009.

NOTE 13   STOCK-BASED COMPENSATION

The Corporation has two stock option plans, the 1997 Stock Option Plan and the 2009 Incentive Stock Option Plan. No additional grants may be made under the 1997 Stock Option Plan. The 2009 Plan, which is shareholder approved, permits the grant of stock options, restricted stock and certain other stock-based awards for up to 150,000 shares. At December 31, 2011, a total of 103,300 shares remained available for issuance. Stock-based compensation expense is based on the estimated fair value of the award at the date of grant. The fair value of each option award is estimated on the date of grant using an option-pricing model, requiring the use of subjective assumptions. The fair value is amortized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense related to employees is included in personnel expense while compensation expense related to directors is included in other operating expense.

38.

Assumptions are used in estimating the fair value of stock options granted. Expected stock volatility is based on several factors including the historical volatility of the Corporation’s stock, implied volatility determined from traded options and other factors. The Corporation uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected life of the options is based on the U.S. Treasury yield curve in effect on the date of grant. The expected dividend yield is based on the Corporation’s expected dividend yield over the life of the options. The following assumptions were used in estimating the fair value for options granted during 2011 and 2010.

	2011	2010
Estimated fair value	$2.94	$2.14
Dividend yield	3.32%	3.36%
Risk-free interest rate	1.65%	2.11%
Expected volatility	24.14%	22.33%
Expected life of options (in years)	8	8

Intrinsic value represents the amount by which the fair market value of the underlying stock exceeds the exercise price of the stock options. At December 31, 2011, the aggregate intrinsic value of stock options outstanding and exercisable was $165,000 and $85,000, respectively compared to an aggregate intrinsic value of $54,000 and $13,000 at December 31, 2010. For the years ended December 31, 2011, 2010 and 2009, the Corporation recorded compensation expense for the vesting of stock options of approximately $25,000, $18,000 and $6,000, respectively. At year-end 2011, the Corporation had $45,000 of unrecognized compensation expense related to stock options that is expected to be recognized over a remaining weighted average vesting period of 23.7 months.

The following table summarizes stock option activity for the years ended December 31, 2011, 2010 and 2009.

	2011		2010		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at
beginning of year	31,330	$13.47	24,702	$15.58	6,602	$24.59
Granted	9,800	17.40	11,100	13.25	18,100	12.30
Exercised	(800)	12.30	—	—	—	—
Expired	—	—	(4,472)	24.55	—	—
Forfeited	—	—	—	—	—	—
Outstanding at year-end	40,330	$14.45	31,330	$13.47	24,702	$15.58
Options exercisable at year-end	17,105		7,167		5,602
Weighted average fair value of options granted during the year	$2.94		$2.14		$2.08

The following is a summary of outstanding and exercisable stock options at December 31, 2011:

	Number	Weighted Average	Number
	Of Shares	Remaining	Of Shares
Exercise Price	Outstanding	Contractual Life	Exercisable
$22.75	1,130	1.01 years	1,130
26.75	1,000	4.01 years	1,000
12.30	17,300	7.62 years	11,274
13.25	11,100	8.62 years	3,701
17.40	9,800	9.62 years	—
Total	40,330	8.11 years	17,105

39.

The following table summarizes nonvested stock option activity for the year ended December 31, 2011:

	Number	Weighted
	Of	Average
Nonvested Options	Options	Price
Nonvested options at December 31, 2010	24,163	$13.33
Granted	9,800	17.40
Vested	(10,738)	13.97
Forfeited	—	0.00
Nonvested options at December 31, 2011	23,225	$14.75

The fair value of restricted stock is equal to the fair market value of the Corporation’s common stock on the date of the grant. Restricted stock awards are recorded as deferred compensation, a component of shareholders’ equity and amortized to compensation expense over a three year vesting period. During 2011, the Corporation granted 1,550 and 2,200 shares of restricted stock awards to executive officers and directors, respectively, with a grant date fair value of $17.40 per share for a total of $65,000. For the years ended December 31, 2011, 2010 and 2009, the Corporation recorded compensation expense for restricted stock awards of approximately $25,000, $14,000 and $4,000, respectively. At year-end 2011, the Corporation had $76,000 of unrecognized compensation expense, related to outstanding restricted stock awards of 7,700, that is expected to be recognized over a remaining weighted average vesting period of 27.3 months.

NOTE 14   BENEFIT PLANS

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of twenty-one and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation). In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation’s matching and discretionary contributions were $94,000, $87,000 and $87,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

At December 31, 2011, the Corporation has agreements with two former executive officers to provide postretirement benefits including split dollar life insurance arrangements and deferred compensation. The Corporation’s future obligations under the agreements have been provided for through the single purchase of split dollar life insurance policies on the executives. The Corporation has a liability recorded for the present value of the future benefits of approximately $291,000 and $641,000 at December 31, 2011 and 2010, respectively. The decrease in postretirement benefits during 2011 is due to a settlement with a former executive officer. The Corporation recognized expense in connection with these benefits of $53,000, $40,000 and $34,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Corporation has deferred director fee arrangements with certain directors and executive officers. The amounts deferred under the arrangements are invested in the Corporation’s common stock and are maintained in a rabbi trust. The Corporation had 41,606 and 35,467 shares in the plan with a related obligation of $717,000 and $626,000 established within stockholders’ equity as of December 31, 2011 and 2010, respectively.

NOTE 15   COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit that involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

40.

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

Standby letters of credit are commitments the Corporation issues to guarantee the performance of a customer to a third party. The Corporation issues commercial letters of credit on behalf of customers to ensure payment or collection in connection with trade transactions. In the event of a customer’s non-performance, the Corporation’s credit loss exposure is the same in any extension of credit, up to the letter’s contractual amount. Management assesses the borrower’s credit to determine the necessary collateral. Since the conditions requiring the Bank to fund letters of credit may not occur, the Corporation expects its liquidity requirements to be less than the total outstanding commitments.

The following is a summary of commitments to extend credit (in thousands) at year-end:

	2011	2010
Commitments to extend commercial credit	$19,588	$11,380
Commitments to extend consumer credit	12,256	10,880
Standby letters of credit	10	308
	$31,854	$22,568

Fixed rate	$6,158	$2,774
Variable rate	25,696	19,794
	$31,854	$22,568

At year-end 2011, the fixed rate commitments had a range of rates from 4.75% to 25.00%, and a weighted average term to maturity of 41.8 months. At year-end 2010, the fixed rate commitments had a range of rates from 4.75% to 25.00%, with a weighted average term to maturity of 29.2 months.

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

	Capital to risk-weighted assets		Tier 1 capital
	Total	Tier 1	to average assets
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Undercapitalized	6%	3%	3%

41.

At year-end 2011, actual capital levels and minimum required levels, (in thousands) for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$28,729	12.0%	$19,139	8.0%	$23,923	10.0%
Tier 1 capital (to risk-weighted assets)	$25,729	10.8%	$9,569	4.0%	$14,354	6.0%
Tier 1 capital (to average assets)	$25,729	8.9%	$11,558	4.0%	$14,448	5.0%

At year-end 2010, actual capital levels and minimum required levels, (in thousands) for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$26,367	11.3%	$18,752	8.0%	$23,441	10.0%
Tier 1 capital (to risk-weighted assets)	$23,434	10.0%	$9,376	4.0%	$14,064	6.0%
Tier 1 capital (to average assets)	$23,434	7.6%	$12,375	4.0%	$15,469	5.0%

Based on the most recent notifications from its regulators, the Bank has been categorized as “well-capitalized” at year-end 2011. Management is not aware of any conditions or events since its last notification that would affect the Bank’s “well-capitalized” status.

Dividend payments to the holding company by its subsidiaries are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. Ohio law prohibits the Bank, without the prior approval of the Ohio Division of Financial Institutions, from paying dividends in an amount greater than the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years. The payment of dividends by any financial institution or its holding company is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be under-capitalized. As described above, the Bank exceeded its minimum capital requirements under applicable guidelines at year-end. The amount of dividends available to the Corporation from the Bank at December 31, 2011, was approximately $9,590,000.

NOTE 17   RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2011 and 2010. The following is a summary of the activity on these borrower relationships (in thousands):

2011
Beginning balance	$3,045
New loans and advances	380
Change in status	(205)
Payments	(117)
Ending balance	$3,103

Deposit accounts of directors and executive officers of the Corporation totaled $3,609,000 and $2,600,000 at December 31, 2011 and 2010, respectively.

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

The Corporation utilizes a third party pricing service to assist in estimating the fair value of financial instruments. The prices for these instruments are obtained through an independent pricing service or dealer market participants with whom the Corporation has historically transacted both purchases and sales of investment securities. Prices obtained from these sources include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond’s terms and conditions, among other things. Management reviews the data and assumptions used in pricing the securities by its third party provider to ensure the highest level of significant inputs are derived from market observable data.

Treasuries are priced through a commonly used industry standard calculating source (Bloomberg); for each holding, the price pulled is the actual market bid price at the exact time of pricing. Non-callable agencies are priced through Bloomberg. Matrixes are collected from primary dealers and used to compile an average matrix. Callable agencies are priced running an industry standard calculating source (Bloomberg) with an Option-Adjusted Spread matrix based on current new issue spreads and adjusted accordingly for premiums and discounts. Municipal securities are priced using a matrix-based method denoting quality and maturity breakdowns. Each municipal is assigned a municipal pricing code. The municipal trading desk creates a monthly municipal pricing matrix that has 51 separate market codes. Each municipal is then priced according to its coupon and the maturity/call dates producing the worst-yield. Fixed-rate and adjustable-rate mortgage-backed securities are priced individually using the Reuters pricing service.

43.

The following table presents information about the Corporation’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010 and the valuation techniques used by the Corporation to determine those fair values.

Assets and liabilities, (in thousands) measured at fair value on a recurring basis for the periods shown:

	Quoted Prices in	Significant	Significant
	Active Markets	Observable	Unobservable
	For Identical	Inputs	Inputs
	Assets (Level 1)	(Level 2)	(Level 3)	Balance
December 31, 2011
Assets
U.S. Government and federal agencies	$—	$4,066	$—	$4,066
State and political subdivisions	—	14,372	—	14,372
Mortgage-backed securities	—	6,414	—	6,414
Total Assets	$—	$24,852	$—	$24,852
Liabilities	$—	$—	$—	$—

December 31, 2010
Assets
U.S. Government and federal agencies	$—	$9,065	$—	$9,065
State and political subdivisions	—	16,069	—	16,069
Mortgage-backed securities	—	8,709	—	8,709
Total Assets	$—	$33,843	$—	$33,843
Liabilities	$—	$—	$—	$—

Securities characterized as having Level 2 inputs generally consist of obligations of U.S. Government and federal agencies, government-sponsored organizations and obligations of state and political subdivisions. There were no transfers in or out of Levels 1 and 2 for the year ended December 31, 2011.

The Corporation also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. At December 31, 2011, such assets consist primarily of impaired loans. The Corporation has estimated the fair values of these assets using Level 3 inputs, specifically, discounted present value of cash flow projections.

The following table presents financial assets and liabilities measured on a nonrecurring basis:

	Fair Value Measurements at Reporting Date Using
	Balance at
(In thousands)	December 31,	Level 1	Level 2	Level 3
2011
Impaired loans	$7,400	$—	$—	$7,400
Real estate acquired through foreclosure	—	—	—	—

2010
Impaired loans	$1,864	$—	$—	$1,864
Real estate acquired through foreclosure	20	—	—	20

44.

A loan is considered impaired when, based on current information and events it is probable the Corporation will be unable to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans are subject to nonrecurring fair value adjustments to reflect (1) partial write downs that are based on the observable market price or current appraised value of the collateral, or (2) the full charge-off of the loan carrying value. The Corporation establishes the fair value of the loans based on the present value of expected future cash flows using management’s best estimate of key assumptions. These assumptions include future payment ability, timing of payment streams, and estimated realizable values of available collateral (typically based on outside appraisals).

Other real estate owned ("OREO") acquired through or instead of loan foreclosure is initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. Management considers third party appraisals as well as independent fair market value assessments from realtors or persons involved in selling OREO when determining the fair value of particular properties. Accordingly, the valuations of OREO and other repossessed assets are subject to significant judgment. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Additionally, any operating costs incurred after acquisition are also expensed.

The estimated year-end fair values of financial instruments (in thousands) were as follows:

	December 31, 2011		December 31, 2010
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial assets
Cash equivalents and federal funds sold	$10,723	$10,723	$22,080	$22,080
Securities available for sale	24,852	24,852	33,843	33,843
Other investment securities	2,259	2,259	2,260	2,260
Loans, net of allowance for loan loss	231,094	224,230	227,460	225,298
Accrued interest receivable	1,275	1,275	1,288	1,288

Financial liabilities
Demand and savings deposits	$(160,626)	$(160,626)	$(151,336)	$(151,336)
Time deposits	(98,502)	(97,712)	(125,908)	(125,532)
Accrued interest payable	(106)	(106)	(192)	(192)

The following section describes the valuation methodologies used by management to measure financial assets and liabilities at fair value. Where appropriate, the description includes information about the valuation models and key inputs to those models.

•	Cash equivalents and federal funds sold - The carrying value of cash, amounts due from banks and federal funds sold assumed to approximate fair value.
•	Investment securities – Fair value is based on quoted market prices in active markets for identical assets or similar assets in active markets. If quoted market prices are not available, with the assistance of an independent pricing service, management’s fair value measurements consider observable data which may include market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.
•	Loans – The loan portfolio includes adjustable and fixed-rate loans, the fair value of which is estimated using discounted cash flow analyses. To calculate discounted cash flows, the loans are aggregated into pools of similar types and expected repayment terms. The expected cash flows of loans considered historical prepayment experiences and estimated credit losses for non-performing loans and were discounted using current rates offered to borrowers of similar credit characteristics. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
•	Accrued interest receivable – The fair value approximates the carrying value.
•	Demand and savings deposits – The fair value is equal to the amount payable on demand at the reporting date.
•	Time deposits – The fair value for fixed-rate time deposits is estimated using a discounted cash flow calculation that applies interest rates currently being offered for time deposits with similar terms and remaining maturities.
•	Accrued interest payable – The fair value approximates the carrying value.

45.

NOTE 19   OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) components and related taxes (in thousands) at December 31,

	2011	2010	2009
Unrealized holding gains and losses on securities available for sale	$349	$(449)	$1,404
Less reclassification adjustments for gains and losses later recognized in income	—	—	(22)
Net unrealized gains and losses	349	(449)	1,426
Tax effect	119	(152)	484
Other comprehensive income (loss)	$230	$(297)	$942

NOTE 20   EARNINGS PER SHARE

Weighted average shares used in determining basic and diluted earnings per share are as follows:

	2011	2010	2009
Weighted average shares outstanding during the year	1,157,477	1,142,610	1,137,214
Dilutive effect of stock options	8,128	388	—

Weighted average shares considering dilutive effect	1,165,605	1,142,998	1,137,214
Anti-dilutive stock options not considered in computing diluted earnings per share	2,130	13,230	24,702

NOTE 21   PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.

CONDENSED BALANCE SHEETS

December 31, 2011 and 2010

(Dollars in thousands)

	2011	2010
ASSETS
Cash on deposit with subsidiary	$164	$113
Investment in common stock of subsidiaries	26,530	24,009
Other assets	350	308
Total assets	$27,044	$24,430

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities	$45	$41
Shareholders’ equity	26,999	24,389
Total liabilities and shareholders’ equity	$27,044	$24,430

46.

CONDENSED STATEMENTS OF INCOME

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands)

	2011	2010	2009
INCOME
Dividends from Bank subsidiary	$562	$600	$757
Total income	562	600	757

EXPENSES
Professional fees	65	67	32
Other	97	76	82
Total expenses	162	143	114

Tax benefit	(55)	(47)	(39)
Income before equity in undistributed earnings of subsidiaries	455	504	682
Equity in undistributed earnings of subsidiaries	2,324	1,819	419

NET INCOME	$2,779	$2,323	$1,101

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,779	$2,323	$1,101
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed earnings of subsidiaries	(2,324)	(1,819)	(419)
Stock-based compensation	50	32	6
Other	(5)	(92)	(44)
Net cash from operating activities	500	444	644

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash from investing activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES
Treasury stock issued for deferred compensation plan	103	117	—
Treasury stock issued under stock option plans	10	—	—
Cash dividends paid	(562)	(481)	(659)
Net cash from financing activities	(449)	(364)	(659)

Net change in cash	51	80	(15)
Cash at beginning of period	113	33	48
Cash at end of period	$164	$113	$33

47.

NOTE 22   QUARTERLY INFORMATION (Unaudited)

The following quarterly information (in thousands, except per share data) is provided for the three-month periods ending as follows:

2011	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,714	$3,760	$3,834	$3,733
Total interest expense	628	557	515	412
Net interest income	$3,086	$3,203	$3,319	$3,321
Provision for loan losses	195	330	229	235
Net income	$617	$628	$794	$740

Basic earnings per common share	0.54	0.54	0.68	0.64
Diluted earnings per common share	0.53	0.54	0.68	0.63

2010	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,915	$3,927	$3,969	$3,934
Total interest expense	969	941	879	800
Net interest income	$2,946	$2,986	$3,090	$3,134
Provision for loan losses	245	280	380	465
Net income	$517	$557	$598	$651

Basic earnings per common share	0.45	0.49	0.53	0.56
Diluted earnings per common share	0.45	0.49	0.53	0.56

SHAREHOLDER INFORMATION

The common stock of the Corporation trades infrequently in the Over the Counter Bulletin Board market (OTCBB), under the symbol CMOH. Current quotations, historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH.OB, with values provided by Commodity Systems, Inc. (CSI).

	Dividends
2011	Declared	Low Bid	High Bid
Three months ended March 31	$0.120	$14.27	$20.00
Three months ended June 30	0.120	17.00	19.00
Three months ended September 30	0.120	17.20	18.50
Three months ended December 31	0.125	17.50	18.65

	Dividends
2010	Declared	Low Bid	High Bid
Three months ended March 31	$0.100	$8.60	$12.50
Three months ended June 30	0.100	11.27	13.95
Three months ended September 30	0.100	12.30	14.38
Three months ended December 31	0.120	13.65	14.75

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,162,725 outstanding shares of common stock held by approximately 1,572 shareholders as of December 31, 2011. The Corporation paid cash dividends in March, June, September and December totaling $0.485 per share in 2011 and $0.420 per share in 2010.

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

Susan E. Brown, Senior Vice President, Chief Retail Banking Officer

Scott A. Oboy, Executive Vice President, Chief Financial Officer

Steven M. Strine, Senior Vice President, Chief Lending Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

Registrar and Transfer Company

Attn: Investor Relations

10 Commerce Drive

Cranford, NJ 07016

1-800-368-5948

E-Mail: info@rtco.com

Website: www.rtco.com

ANNUAL MEETING

The annual shareholders’ meeting will be held Thursday, May 17, 2012 at 4:30 p.m. in the main office of the Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

49.

COMMERCIAL BANCSHARES, INC.

BOARD OF DIRECTORS

Michael A. Shope – Chairman	Retired CFO, Walbro Corporation
Norwalk, Ohio

Stanley K. Kinnett – Vice Chairman	President and CEO, Dixie-Southern
Bradenton, Florida

Robert E. Beach	President and CEO of Commercial
Bancshares, Inc. and the Commercial
Savings Bank, Upper Sandusky, Ohio

Daniel E. Berg	Director of Operations, Tower International
Livonia, Michigan

J. William Bremyer	Foot and Ankle Surgery
Mercy Health Systems, Tiffin, Ohio
Blanchard Valley Medical Center, Findlay, Ohio

Lynn R. Child	Chairman and Co-Founder, CentraComm
Communications, Ltd., and CEO, Aardvark, Inc.
Findlay, Ohio

Mark Dillon	President and CEO, Fairborn U.S.A., Inc.
Upper Sandusky, Ohio

Deborah J. Grafmiller	State Certified General Appraiser
Professional Appraisal Service
Findlay, Ohio

Kurt D. Kimmel	President/Co-owner, Kimmel Cleaners
Upper Sandusky, Ohio

Richard Sheaffer	President, R.A. Sheaffer, Inc.
Morral, Ohio

Lee M. Sisler	President, Sisler and Associates
Marion, Ohio

50.