Form 10-K, Exhibit 13
period 2014-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2015-03-16
CIK 1009976

EXHIBIT 13

COMMERCIAL BANCSHARES, INC.

Upper Sandusky, Ohio

ANNUAL REPORT

December 31, 2014

CONTENTS

President’s Letter	1

Comparative Summary of Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Report of Independent Registered Public Accounting Firm	27

Consolidated Financial Statements	28

Notes to Consolidated Financial Statements	34

Shareholder Information	59

Officers	60

Board of Directors	61

i.

December 31, 2014

Dear Shareholders:

Earnings of $3,296,000 set a record in 2014 which is $2.73 per diluted share and a 7.89% increase in earnings over 2013. This amounts to a 1.02% Return on Average Assets and a 9.94% Return on Average Equity. Our dividend increased approximately 15% to $0.19 per share in the third quarter and we had a year-end share price of $27.50 providing a 2.76% dividend yield going forward and stock appreciation of 21% year over year.

We have continued to see good loan growth of $9,183,000 or 3.40% along with good growth in both Interest and Noninterest-bearing deposits. We have maintained our disciplined approach to loan underwriting and as a result, have seen improvement in asset quality, including year over year decreases in delinquent and non-performing loans. We continue to invest in our facilities, people and services while looking for ways to increase revenue and reduce expenses. During 2014 we built a new state of the art drive-through at our main office while selling an old drive-through, thus increasing our efficiency and providing better service to our clients. We also installed new ATMs to provide a superior client experience. We were also able to introduce a modern mobile banking platform to accommodate today’s fast-paced lifestyle.

Our Net Interest Margin remains strong at 4.62%. Total deposits also saw strong growth of $17,463,000 or 6.21%. Total footings of the Corporation grew to $336,529,000, which is also an all-time high.

We still have plenty of funds to lend so please refer your family and friends to us. Our market maker is Boenning & Scattergood or look to your broker to purchase stock in our profitable, growing and successful bank.

I look forward to seeing you at our May 21, 2015 Annual Shareholders’ Meeting. As always, we strive to be “Simply Better.”

Respectfully,

Robert E. Beach,

President and Chief Executive Officer

TABLE 1 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

Year ended December 31
(Dollars in thousands, except per share data)	2014	2013	2012	2011	2010

Total assets	$336,529	$317,998	$301,564	$287,779	$304,403

Total investment securities	13,236	16,200	17,032	27,111	36,103

Loans, net	275,025	265,625	243,303	231,094	227,460

Total deposits	298,771	281,308	268,439	259,128	277,244

Total borrowed funds	1,692	3,565	1,922	0	0

Total shareholders’ equity	34,226	31,588	29,388	26,999	24,389

Book value per outstanding share	28.69	26.74	25.12	23.22	21.18

Shares outstanding	1,193,078	1,181,068	1,169,840	1,161,725	1,151,345

Results of Operations

Interest income	$14,481	$14,045	$14,252	$15,041	$15,745
Interest expense	(882)	(1,176)	(1,493)	(2,112)	(3,589)
Net interest income	13,599	12,869	12,759	12,929	12,156
Provision for loan losses	(309)	(531)	(798)	(989)	(1,370)
Other income	2,131	2,163	2,297	2,211	2,447
Salaries and employee benefits	(5,917)	(5,755)	(5,625)	(5,701)	(5,293)
Other expenses	(4,777)	(4,420)	(4,518)	(4,642)	(4,875)
Income before income taxes	4,727	4,326	4,115	3,808	3,065
Income tax expense	(1,431)	(1,271)	(1,177)	(1,029)	(742)
Net income	$3,296	$3,055	$2,938	$2,779	$2,323

Per Share Data

Net income
Basic	$2.78	$2.60	$2.52	$2.40	$2.03
Diluted	$2.73	$2.57	$2.49	$2.38	$2.03

Cash dividend paid	$0.710	$0.610	$0.515	$0.485	$0.420

Financial Ratios

Return on average total assets	1.02%	1.00%	0.98%	0.94%	0.77%
Return on average shareholders’ equity	9.94%	9.96%	10.33%	10.73%	9.76%
Average shareholders’ equity to average total assets	10.29%	10.03%	9.50%	8.78%	7.89%

Dividend payout	25.59%	23.49%	20.46%	20.22%	20.70%

2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following review presents management’s discussion and analysis of the consolidated financial condition of the Corporation and its wholly owned subsidiaries, Commercial Savings Bank and Commercial Financial and Insurance Agency, LTD at December 31, 2014 and 2013, and the consolidated results of operations for each of the years in the three-year period ended December 31, 2014. This discussion should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this annual report and on Form 10K.

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

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts, are forward-looking statements that are subject to certain risks and uncertainties. Forward-looking statements include statements with respect to the Corporation’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors which may be beyond the Corporation’s control and which may cause the actual results, performances, achievements or financial condition of the Corporation to be materially different from future results, performance, achievements or financial condition expressed or implied by such forward-looking statements.

Forward-looking statements are based on various assumptions and may be identified by reference to a future period or periods, or by the use of forward-looking terminology such as “believe”, “estimate”, “anticipate”, “plan”, “intend”, or other similar terms or variations on those terms, or the future or conditional verbs such as “will”, “may”, “should” and “would”. Forward-looking statements are subject to numerous assumptions, risks and uncertainties and actual results could differ materially from historical results or those anticipated by such statements.

There are many factors that could have a material adverse effect on the operations and future prospects of the Corporation including, but not limited to:

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

3.

•	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board.

•	Changes in consumer spending and savings habits; and

•	The Corporation’s success at managing the risks detailed above.

CRITICAL ACCOUNTING POLICIES

The Corporation has established various accounting policies which govern the application of U.S. generally accepted accounting principles (“GAAP”) in the preparation of its financial statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the reported amount of assets, liabilities, capital, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates on matters that are inherently uncertain. Because of the nature of the judgments and assumptions made by management, actual results could differ from estimates and have a material impact on the carrying value of assets, liabilities, capital or the results of operations of the Corporation.

Allowance for loan losses: The Corporation assesses the adequacy of its allowance for loan losses as of the end of each calendar quarter. The level of the allowance is based upon management’s evaluation of the loan portfolio, past loan experience, current asset quality trends, known and inherent risks in the portfolio, adverse situations that may affect a borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, economic conditions, industry and peer bank loan loss rates and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Loans are charged off, in whole or in part, when management believes that the full collectability of the loan is unlikely. A loan may be partially charged off after a “confirming event” has occurred which serves to validate that full repayment pursuant to the terms of the loan agreement is unlikely.

The Corporation deems loans impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Collection of all amounts due according to the contractual term means that both the interest and principal payments of a loan will be collected as scheduled in the loan agreement. An impairment allowance is recognized if the fair value of the loan is less than the recorded investment in the loan. The impairment is recognized through the allowance. Loans that are impaired are recorded at the present value of expected future cash flows discounted at the loan’s effective interest rate, or if the loan is collateral dependent, impairment measurement is based on the fair value of the collateral, less estimated disposal costs.

In assessing the adequacy of the allowance, the Corporation also considers the results of its ongoing internal and independent loan review processes. The Corporation’s loan review process assists in determining whether there are loans in the portfolio whose credit quality has weakened over time and evaluating the risk characteristics of the entire loan portfolio. The Corporation’s loan review process includes the judgment of management, the input from independent loan reviewers and reviews that may have been conducted by bank regulatory agencies as part of their examination process. The Corporation incorporates loan review results in the determination of whether or not it is probable that it will be able to collect all amounts due according to the contractual terms of a loan.

The level of the allowance is believed by management to be adequate to absorb probable losses inherent in the loan portfolio at the balance sheet date. The allowance is increased by provisions charged to expense and decreased by charge-offs, net of recoveries of amounts previously charged off. For additional information see “Allowance for Loan Losses” under Financial Condition.

4.

Fair value estimates: Fair value is defined as the amount at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices in an active market, or if market prices are not available, is estimated using models employing techniques such as matrix pricing or discounting expected cash flows. The significant assumptions used in the models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data where possible. Where observable market data is not available, the estimate of fair value becomes more subjective and involves a high degree of judgment. In this circumstance, fair value is estimated based on management’s judgment regarding the value that market participants would assign to the asset or liability. This valuation process takes into consideration factors such as illiquidity. Imprecision in estimating these factors can impact the amount recorded on the balance sheet for a particular asset or liability with related impacts to earnings or other comprehensive income. See Note 18 “Fair Values and Measurements of Financial instruments” for a further discussion of fair value measurements.

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

Executive management continues to concentrate on loan and deposit growth and managing net interest margin while attempting to control expenses and credit losses. Efforts to attract new accounts and grow loans continue to be an important strategic initiative. This focus has enabled the Corporation to increase profitability in 2014 and has led to higher deposits and steady asset growth.

The Corporation reported net income of $3,296,000, or $2.78 per share, representing a 7.9% increase over 2013. Earnings growth was fueled in large part by an increase in net interest income and a decrease in the provision for loan losses. Partially offsetting the increase in net income was an increase in noninterest expense and income tax expense. Highlights for the twelve months ended December 31, 2014:

•	Net loan growth of $9,400,000 or 3.5%, predominantly in the commercial and agricultural loan portfolio.

•	Deposit growth of $17,463,000 or 6.2%, primarily due to an increase in large certificates of deposit balances, partially offset by a decrease in interest-bearing demand deposits.

•	Shareholders’ equity increased 8.4% or $2,638,000.

•	The Corporation’s net interest margin, on a fully tax-equivalent basis, was 4.62% for the twelve months ended December 31, 2014 versus 4.63% in 2013. The stable margin reflected a decline in funding costs offset by lower yields on earning assets.

•	The ratio of non-performing loans to total loans decreased to 0.38% at December 31, 2014 from 1.12% at December 31, 2013.

•	Provision for loan losses decreased $222,000 or 41.8% to $309,000 in 2014 compared to $531,000 in 2013.

•	The Corporation’s return on average equity and return on average assets for the twelve months ended December 31, 2014 was 9.94% and 1.02%, respectively, compared to 9.96% and 1.00% for the twelve months ended December 31, 2013.

•	The Corporation’s capital position remained strong with all regulatory capital ratios significantly exceeding the “well capitalized” thresholds established by regulators. The Corporation’s leverage and total risk-based capital ratios at December 31, 2014 were 10.57% and 13.37%, respectively, compared to leverage and total risk-based capital ratios of 10.26% and 12.84% at December 31, 2013.
5.

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

TABLE 2 VOLUME AND RATE ANALYSIS (a)

At December 31,	2014 Compared to 2013			2013 Compared to 2012
(Dollars in thousands)	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in
Interest Income
Federal funds sold	$(6)	$(8)	$2	$(7)	$(8)	$1
Taxable investment securities	(36)	(11)	(25)	(69)	(65)	(4)
Tax exempt investment securities	(102)	(107)	5	(191)	(204)	13
Loans	542	1,075	(533)	(7)	819	(826)
Total interest income	398	949	(551)	(274)	542	(816)
Interest Expense
Interest-bearing deposits	(3)	0	(3)	(18)	(10)	(8)
Savings deposits	0	1	(1)	(3)	1	(4)
Time deposits	(290)	110	(400)	(321)	(132)	(189)
Borrowed funds	(1)	7	(8)	25	39	(14)
Total interest expense	(294)	118	(412)	(317)	(102)	(215)

Net interest income	$692	$831	$(139)	$43	$644	$(601)

(a)	This table shows the components of the change in net interest income by volume and rate on a tax-equivalent basis utilizing a federal tax rate of 34 percent.

Net Interest Income

Net interest income, the major source of the Corporation’s operating revenue, is the income generated by interest-earning assets reduced by the total interest cost of the funds incurred to carry them. Net interest income is impacted by market interest rates and the mix and volume of earning assets and interest-bearing liabilities. For comparative purposes, income from tax exempt securities is adjusted to a tax-equivalent basis using the federal statutory tax rate of 34% and a 20% disallowance of interest expense deductibility under the Tax Equity and Fiscal Responsibility Act (“TEFRA”) rules. By making these adjustments, tax exempt income and their yields are presented on a comparable basis with income and yields from fully taxable earning assets. Net interest spread is the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. Generally, the net interest margin will exceed the net interest spread because a portion of interest-earning assets are funded by various noninterest-bearing sources, principally noninterest-bearing deposits. The net interest margin is calculated by expressing tax-equivalent net interest income as a percentage of average interest-earning assets, and represents the Corporation’s net yield on its earning assets. Net interest margin is an indicator of the Corporation’s effectiveness in generating income from its earning assets. The net interest margin is affected by the structure of the balance sheet as well as by competitive pressures, Federal Reserve regulatory and monetary policies and the economy.

6.

The following table presents the Corporation’s (i) average assets, liabilities, and shareholders’ equity, (ii) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (iii) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (iv) interest rate spread and (v) net interest margin.

TABLE 3 DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS’ EQUITY

For the years ended December 31, 2014, 2013 and 2012

	2014			2013			2012
		Interest			Interest			Interest
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
(In thousands)	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Federal funds sold	$13,225	$33	0.25%	$16,595	$39	0.24%	$20,208	$46	0.23%
Investment securities:
Taxable securities(1)	7,035	205	2.91	7,359	241	3.27	9,322	310	3.33
Tax exempt securities(1)	7,970	472	5.92	9,788	574	5.86	13,347	765	5.73
Loans(2)(3)	269,604	13,934	5.17	248,352	13,392	5.39	232,734	13,399	5.76
Earning assets	297,834	14,644	4.92%	282,094	14,246	5.05%	275,611	14,520	5.27%
Other assets	24,457			23,410			23,799
Total assets	$322,291			$305,504			$299,410

Interest-bearing demand deposits	$121,473	95	0.08%	$120,020	98	0.08%	$116,022	116	0.10%
Savings deposits	25,750	8	0.03	23,453	8	0.03	20,762	11	0.05
Time deposits	92,006	736	0.80	81,864	1,026	1.25	90,937	1,347	1.48
Borrowed funds	3,326	43	1.29	2,888	44	1.52	895	19	2.12
Interest-bearing liabilities	242,555	882	0.36%	228,225	1,176	0.52%	228,616	1,493	0.65%
Noninterest-bearing demand deposits	45,034			45,051			40,676
Other liabilities	1,547			1,573			1,670
Shareholders’ equity	33,155			30,655			28,448
Total liabilities and shareholders’ equity	$322,291			$305,504			$299,410

Net interest income		$13,762			$13,070			$13,027

Interest rate spread			4.56%			4.53%			4.62%
Net interest margin			4.62%			4.63%			4.73%

(1)	Average yields on all securities have been computed based on amortized cost. Income on tax exempt securities has been computed on a taxable-equivalent basis using a 34% federal tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $163,000, $201,000 and $268,000 for 2014, 2013 and 2012, respectively.
(2)	Average balance is net of deferred loan fees of $570,000, $475,000, and $347,000 for 2014, 2013 and 2012, respectively.
(3)	Average loan balances include nonaccruing loans.

Net interest income, on a tax-equivalent basis, increased $692,000 or 5.3% to $13,762,000 at December 31, 2014 from $13,070,000 in 2013, compared to an increase of $43,000 or 0.3% from net interest income of $13,027,000 in 2012. On a tax-equivalent basis, net interest margin, expressed as a percentage of average earning assets, was 4.62% for the year ended December 31, 2014, compared to 4.63% in 2013 and 4.73% in 2012. Net interest spread, which is the average yield on interest-earning assets minus the average rate paid on interest-bearing liabilities, was 4.56% for the year ended December 31, 2014, compared to 4.53% in 2013 and 4.62% in 2012. The Corporation’s net interest margin remained relatively stable between 2014 and 2013, primarily due to an increase in average loan balances as well as lower average rates paid on deposits. The decrease in net interest margin between 2013 and 2012 was primarily attributable to the decline in average rates earned on interest-earning assets, which exceeded the decline in the average rate paid on interest-bearing liabilities as well as an increase in noninterest-bearing deposits of $4,375,000 in 2013, which provided no-cost funding compared to the cost of borrowed funds. Economic conditions in the primary markets where the Corporation operates through its wholly-owned subsidiary have demonstrated some modest improvement throughout 2013 and 2014. This economic stabilization has led to the increase in loan demand, particularly in the commercial real estate portfolio. In addition, the stabilization in the national and regional economies has also had a positive impact on the Corporation’s asset quality. However, interest rates continue to remain at historically low levels, making the management of the balance sheet a continued priority for the Corporation.

7.

Interest and fee income, on a fully tax-equivalent basis, increased $398,000 or 2.8% to $14,644,000 for the year ended December 31, 2014, up from $14,246,000 in 2013. Average net loans, representing 90.52% and 88.04% of average interest-earning assets during 2014 and 2013, respectively, increased $21,252,000 or 8.6%, while the average tax-equivalent yield decreased 22 basis points. The increase in interest and fee income between periods was largely driven by a 10.6% increase in average commercial loan balances, reflecting the Corporation’s continued strategic focus on commercial lending within its local markets. The increase in loan volume between periods more than offset the loss of income due to lower yields on the Corporation’s average earning assets. Average investment securities, representing 5.04% and 6.08% of average interest-earning assets during 2014 and 2013, respectively, decreased $2,142,000 or 12.5%, while the tax-equivalent yield decreased 24 basis points. The decrease in investment securities was largely due to calls, pay downs and maturities of state and political subdivisions and mortgage-backed securities. Average federal funds sold, representing 4.44% and 5.88% of average interest-earning assets during 2014 and 2013, respectively, decreased $3,370,000 or 20.3%, while the average yield earned remained relatively unchanged.

Interest and fee income, on a fully tax-equivalent basis, decreased $274,000 or 1.9% to $14,246,000 for the year ended December 31, 2013, down from $14,520,000 in 2012. Average net loans, representing 88.04% and 84.44% of average interest-earning assets during 2013 and 2012, respectively, increased $15,618,000 or 6.7%, while the average tax-equivalent yield decreased 37 basis points. The decline in interest income was largely driven by the downward repricing of variable rate loans and the origination of new loans at lower market rates as well as maturities and repayments of loans with higher rates. Average investment securities, representing 6.08% and 8.22% of average interest-earning assets during 2013 and 2012, respectively, decreased $5,522,000 or 24.4%, while the tax-equivalent yield remained virtually unchanged. The decrease in investment securities is largely due to calls, pay downs and maturities of state and political subdivisions and mortgaged-backed securities. Average federal funds sold, representing 5.88% and 7.33% of average interest-earning assets during 2013 and 2012, respectively, decreased $3,613,000 or 17.9%, while the average yield earned increased one basis point. Cash flows from investment securities and federal funds were primarily used to fund new loan growth.

Interest expense decreased $294,000 or 25.0% to $882,000 for the year ended December 31, 2014, down from $1,176,000 in 2013. Average interest-bearing demand deposits, representing 50.08% and 52.59% of average interest-bearing liabilities during 2014 and 2013, respectively, increased $1,453,000 or 1.2%, with no change in the average rate paid. Average time deposits, representing 37.93% and 35.87% of average interest-bearing liabilities during 2014 and 2013, respectively, increased $10,142,000 or 12.4%, while the average rate paid decreased 45 basis points. The increase in average time deposits between periods was largely driven by an increase in large certificates of deposit balances, primarily in Certificates of Deposit Account Registry Service deposits or (“CDARS”). Average borrowed funds, representing 1.37% and 1.27% of average interest-bearing liabilities during 2014 and 2013, respectively, increased $438,000 or 15.2%, while the average rate paid decreased 23 basis points.

Interest expense decreased $317,000 or 21.2% to $1,176,000 for the year ended December 31, 2013, from $1,493,000 in 2012. The decrease in interest expense is largely the result of a shift in the deposit mix from higher costing certificates of deposits to lower costing interest-bearing demand deposits and savings accounts as well as noninterest-bearing demand deposits. Average interest-bearing demand deposits, representing 52.59% and 50.75% of average interest-bearing liabilities during 2013 and 2012, respectively, increased $3,998,000 or 3.5%, while the average rate paid decreased 2 basis points. Average time deposits, representing 35.87% and 39.78% of average interest-bearing liabilities during 2013 and 2012, respectively, decreased $9,073,000 or 10.0%, while the average rate paid decreased 23 basis points. Average borrowed funds, representing 1.27% and 0.39% of average interest-bearing liabilities during 2013 and 2012, respectively, increased $1,993,000 or 222.7%, while the average rate paid decreased 60 basis points. The increase in borrowed funds was largely used to fund loan growth.

8.

Provision for Loan Losses

The Corporation establishes an allowance for loan losses through charges to earnings, which are shown in the statements of operations as the provision for loan losses. Through the provision for loan losses, an allowance is maintained that reflects management’s best estimate of probable incurred loan losses related to specifically identified loans as well as the inherent risk of loss related to the remaining portfolio. In evaluating the allowance for loan losses, management considers various factors that include loan growth, the amount and composition of the loan portfolio, (including non-performing and potential problem loans), diversification, or conversely, concentrations by industry, geography or collateral within the portfolio, historical loan loss experience, current delinquency levels, the estimated value of the underlying collateral, prevailing economic conditions and other relevant factors. Loan charge-offs are recorded to this allowance when loans are deemed uncollectible, in whole or in part. Impacting the provision for loan losses in any accounting period are several factors including the amount of loan growth during the period, segregated by loan type, the level of charge-offs during the period, the changes in the amount of impaired loans, changes in risk ratings assigned to loans, specific loan impairments, credit quality, and ultimately, the results of management’s assessment of the inherent risks of the loan portfolio.

The provision for loan loss expense decreased to $309,000 in 2014, which resulted in an allowance for loan losses at December 31, 2014 of $4,126,000, and which represented 1.48% of the loan portfolio versus a provision for loan loss expense of $531,000 in 2013 and an allowance for loan losses of $4,343,000 at the end of 2013, which represented 1.61% of the loan portfolio. The overall credit quality of the loan portfolio has improved significantly over the past two years due to management’s continued focus on enforcement of a strong credit environment and an aggressive position in loan work-out situations.

The provision for loan loss expense decreased to $531,000 in 2013, which resulted in an allowance for loan losses at December 31, 2013 of $4,343,000, and which represented 1.61% of the loan portfolio versus a provision for loan loss expense of $798,000 in 2012 and an allowance for loan losses of $4,041,000 at the end of 2012, which represented 1.63% of the loan portfolio. The lower provision for loan loss expense in 2013 versus 2012 was attributable to a number of factors but was primarily a result of stabilization or improvement in key loan quality metrics, including a decrease in net charge-offs, strong reserve coverage of non-performing loans and significant improvement in loan grades which resulted in lower reserve percentages. Classified loans at the end of December 31, 2014, was $6,032,000, a decrease of $4,729,000 or 44.0% from classified loans of $10,761,000 at December 31, 2013. Classified loans as of December 31, 2013 decreased $4,936,000 or 31.5% from $15,697,000 at December 31, 2012.

Management considers the allowance for loan losses at December 31, 2014 adequate to cover loan losses based on its assessment of various factors affecting the loan portfolio, including the level of problem loans, overall delinquencies, business conditions, estimated collateral values and loss experience. A decline in local and national economic conditions, or other factors, could result in a material increase in the allowance for loan losses which could adversely affect the Corporation’s financial condition and results of operations. For further information relating to factors affecting the allowance for loan losses, see “Allowance for Loan Losses,” under Financial Condition.

Noninterest Income

Noninterest income consists primarily of fees and commissions earned on services that are provided to the Corporation’s banking customers, income generated from the leasing of office space, third-party mortgage referral fee income and to a lesser extent, net gains and losses on sales of OREO and other repossessed assets and other miscellaneous income. Noninterest income for the year ended December 31, 2014 was $2,131,000, compared to noninterest income of $2,163,000 in 2013. Following are the more significant factors affecting noninterest income in 2014:

•	A decrease of $31,000 or 6.6% in overdraft charges, largely driven by a decline in the volume of insufficient funds (“NSF”) activity.

•	An increase of $40,000 or 25.2% in service charges and fees on deposit accounts, primarily reflecting an increase in minimum balance fees charged on deposit accounts.

•	An increase of $21,000 or 3.1% in ATM processing services revenue, due primarily to an increase in transaction volumes, including the impact from additional ATMs installed during 2014.
9.

•	A decrease of $46,000 or 16.1% in third-party mortgage referral fee income. Residential mortgage production will fluctuate significantly based on both borrower demand and the interest rate environment.

•	A decrease of $11,000 or 4.4% in bank-owned life insurance income. The assets that support these policies are administered by the life insurance carriers and the income received on these policies is dependent upon the returns the insurance carriers are able to earn on the underlying investments that support the policies.

Noninterest income for the year ended December 31, 2013 totaled $2,163,000, compared to noninterest income of $2,297,000 in 2012. Following are some of the more significant factors affecting noninterest income in 2013:

•	A decrease of $33,000 or 2.2% in service and overdraft charges, largely driven by a decline in the volume of insufficient funds (“NSF”) activity. Management believes part of this decrease is due to an increase in debit card usage which does not typically generate NSF fees. Debit card transactions for which customers do not have available funds are declined at the point of sale instead of posting to the account and generating NSF charges.

•	A decrease of $85,000 or 23.0% in third-party mortgage referral fee income, primarily due to a decline in residential mortgage production.

•	A decrease of $18,000 or 6.7% in bank-owned life insurance

Noninterest Expense

Noninterest expense consists primarily of personnel, occupancy, equipment and other operating expenses. Noninterest expense for 2014 totaled $10,694,000, an increase $519,000 or 5.1% from $10,175,000 in 2013. Following are some of the more significant factors affecting noninterest expense in 2014:

•	An increase of $162,000 or 2.8% in salaries and employee benefits, largely due to a 3% planned increase in salaries and associated taxes, as well as an increase in employee compensation costs, partially offset by a decrease in hospitalization expense.

•	An increase of $217,000 or 97.8% in OREO and miscellaneous loan expense, due primarily to realized holding losses or write downs on the valuation of OREO properties and other repossessed assets as well as an increase in maintenance costs and property taxes associated with these assets. OREO properties could also be subject to future valuation adjustments as a result of updated appraisal information and further deterioration in real estate values, thus causing fluctuations in other real estate loan expense. Additionally the Corporation will continue to incur expenses associated with maintenance costs and property taxes associated with these assets until they are sold.

•	An increase of $58,000 or 15.0% in professional fees, primarily reflecting an increase in legal costs pertaining to OREO foreclosures and other problem loans.

•	Net loss on the sale of bank premises. In February, the Corporation sold its drive-through branch for a gain of $41,000. The main office drive-through was expanded to accommodate the influx of customers. In November the Corporation announced that its wholly-owned subsidiary bank would be combining the operations of two of its existing branches into one and had entered into an agreement to sell its Lincoln Street branch in the first quarter of 2015. A loss on the sale of $71,000, which includes costs to sell of approximately $22,000, was recorded at year-end 2014.

Noninterest expense for the year ended December 31, 2013 totaled $10,175,000, compared to noninterest expense of $10,143,000 in 2012. Following are some of the more significant factors affecting noninterest expense in 2013:

•	An increase of $130,000 or 2.3% in salaries and employee benefits, largely due to a 3% planned increase in salaries and associated taxes, as well as slight increases in hospitalization expense and employee compensation costs.
10.

•	An increase of $20,000 or 9.9% in OREO and miscellaneous loan expense, due primarily to an increase in appraisal services, facilitated by increased loan volume.

•	An increase of $18,000 in net losses on OREO and other repossessed asset sales, largely due to the loss of $19,000 on one property held in OREO, partially offset by minor gains on other repossessed asset sales.

•	A decrease of $47,000 or 10.8% in professional fees, reflecting a decrease in legal costs pertaining to work out plans on problem loans.

•	A decrease of $20,000 or 1.7% in other operating expense, primarily reflecting a decline in ATM expense due to a lower level of transactions.

Income Tax Expense

The Corporation’s pre-tax income for the year ended December 31, 2014, totaled $4,727,000, resulting in a tax provision of $1,431,000. Pre-tax income for 2013 and 2012 was $4,326,000 and $4,115,000, respectively, resulting in a tax provision of $1,271,000 and $1,177,000. The Corporation’s effective tax rate for 2014 was 30.27%, compared to 29.38% and 28.60% in 2013 and 2012, respectively. The increase in the Corporation’s effective tax rate is primarily due to the decline in tax exempt interest income as holdings of municipal securities are called or mature. The difference between the Corporation’s effective tax rate and the statutory rate is primarily attributable to the Corporation’s tax exempt income. Tax exempt income includes income earned on certain state and political subdivisions securities that qualify for state and/or federal income tax exemption and the Corporation’s earnings on bank-owned life insurance policies, which are exempt from federal taxation. Further analysis of income taxes is presented in Note 12 of the “Notes to Consolidated Financial Statements.”

FINANCIAL CONDITION

Assets totaled $336,529,000 at December 31, 2014, compared to $317,998,000 at December 31, 2013, an increase of $18,531,000 or 5.8%. The increase in assets is largely due to loan growth in the commercial loan portfolio. Deposits increased 6.2% or $17,463,000 to $298,771,000 at December 31, 2014, from $281,308,000 at December 31, 2013, primarily in large certificates of deposits. Borrowed funds decreased 52.5% or $1,873,000 to $1,692,000 at December 31, 2014, from $3,565,000 at December 31, 2013. Shareholders’ equity increased 8.4% to $34,226,000 at December 31, 2014, from $31,588,000 at December 31, 2013.

Cash equivalents and federal funds sold include working cash funds, due from banks, interest-bearing deposits in other financial institutions, items in process of collection and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank based on average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. The average balance held in reserve for the twelve months ended December 31, 2014 was $5,267,000, compared to $5,264,000 for the same period in 2013. At December 31, 2014, cash equivalents and federal funds sold totaled $27,151,000, an increase of $9,032,000 or 49.9% from cash equivalents and federal funds sold of $18,119,000 at December 31, 2013.

Investment securities, consisting of available for sale and other equity securities decreased 18.3% or $2,964,000 to $13,236,000 at December 31, 2014 from $16,200,000 at December 31, 2013. The decline in investment securities was predominantly due to the call of municipal securities of $2,067,000 and $683,000 in principal pay downs and prepayments of mortgage-backed securities. Securities available for sale are reported at fair value with unrealized holding gains and losses, based on the difference between amortized cost and fair value, reported net of deferred tax, as accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Declines in the fair value of individual available for sale securities below their cost that are other-than-temporary, result in write downs of the individual securities to their fair values. Securities that are held as available for sale are used as part of the Corporation’s asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital and other similar factors are classified as available for sale.

11.

At December 31, 2014, the investment portfolio consisted primarily of obligations of state and political subdivisions, mortgage-backed securities and U.S. Government Agency securities. To reduce the Corporation’s income tax burden, $6,596,000 or 49.8% of the Corporation’s investment portfolio as of December 31, 2014, was invested in tax exempt obligations of state and political subdivisions, compared to $8,819,000 or 54.4% of available for sale securities at December 31, 2013.

Loans

Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield. Loans make up the largest component of total assets. At December 31, 2014, net loans of $275,025,000, representing 81.7% of total assets, increased 3.5% or $9,400,000 from net loans of $265,625,000 at December 31, 2013. The increase in net loans between periods was predominantly in commercial and agricultural loans, up $4,196,000 and $5,014,000, respectively. Contributing factors to the increase in commercial loan demand is the stabilization in the regional economy in which the Corporation operates as well as the efforts of the Corporation’s experienced loan officers in developing new loan relationships, combined with the support of existing customers. Consumer real estate loans increased 18.0% or $3,377,000, while installment and home equity loans decreased $2,756,000 and $648,000, respectively. Table 4 below, provides a summary of the loan distribution by product type.

TABLE 4 LOAN PORTFOLIO DISTRIBUTION

At December 31	2014	2013	2012	2011	2010
(In thousands)	Amount	Amount	Amount	Amount	Amount

Commercial	$225,508	$216,298	$193,546	$177,402	$172,424
Real estate	22,183	18,806	16,129	15,456	13,775
Consumer	13,274	16,030	18,271	22,175	23,065
Home equity	18,186	18,834	19,398	19,818	21,231
Indirect finance	0	0	0	22	163

Total loans	$279,151	$269,968	$247,344	$234,873	$230,658

The following is a schedule of commercial loan maturities (in thousands) based on contract terms as of December 31, 2014.

One Year	One Through	Over
or Less	Five Years	Five Years
$31,718	$35,217	$158,573

Of the commercial loans included in the preceding schedule with maturities exceeding one year, $29,874,000 have fixed rates to maturity, while $163,916,000 have adjustable rates.

The Corporation’s loan portfolio represents its largest and highest yielding assets. The fundamental lending business of the Corporation is based on understanding, measuring and controlling the credit risk inherent in the loan portfolio. The Corporation’s loan portfolio is subject to varying degrees of credit risk. Credit risk entails both general risks, which are inherent in the process of lending, and risk specific to individual borrowers. The Corporation’s credit risk is mitigated through portfolio diversification, which limits exposure to any single customer, industry or collateral type. Typically, each consumer and residential lending product has a generally predictable level of credit losses based on historical loss experience. Home mortgage and home equity loans and lines generally have the lowest credit loss experience, while loans secured by personal property, such as auto loans, are generally expected to experience more elevated credit losses. Credit risk in commercial lending can vary significantly, as losses as a percentage of outstanding loans can shift widely during economic cycles and are particularly sensitive to changing economic conditions. Generally, improving economic conditions result in improved operating results on the part of commercial customers, enhancing their ability to meet their particular debt service requirements. Improvements, if any, in operating cash flows can be offset by the impact of rising interest rates that may occur during improved economic times. Declining economic conditions have an adverse effect on the operating results of commercial customers, reducing their ability to meet debt service obligations. The Corporation believes the general economic outlook remains stable without any clear or substantive trends in employment rates, real estate values or overall consumer or commercial confidence, spending or investment.

12.

To control and manage credit risk, management has a credit process in place to ensure credit standards are maintained along with strong oversight and review procedures. The primary purpose of loan underwriting is the evaluation of specific lending risks and involves the analysis of the borrower’s ability to service the debt as well as the assessment of the value of the underlying collateral. Oversight and review procedures include the monitoring of portfolio credit quality, early identification of potential problem credits and the aggressive management of problem credits. Executive management has implemented the following measures to proactively manage credit risk in the loan portfolios:

•	Reviewed all underwriting guidelines for various loan portfolios and have strengthened underwriting guidelines where needed.

•	Evaluated outside loan review parameters, engaging the services of a well-established firm to continue with such loan review, addressing not only specific loans but underwriting analysis, documentation, credit evaluation and risk identification.

•	Increased the frequency of quarterly internal reviews to monthly reviews of past due and delinquent loans to assess probable credit risks early in the delinquency process to minimize losses.

•	Aggressively seeks ownership and control, when appropriate, of real estate properties, which would otherwise go through time-consuming and costly foreclosure proceedings to effectively control the disposition of such collateral.

•	Aggressively obtaining updated financial information on commercial credits and performing analytical reviews to determine debt source capacities in business performance trends.

•	Engaged a well-established auditing firm to analyze the Corporation’s loan loss reserve methodology and documentation.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established through a provision for loan losses charged to current earnings. The allowance for loan losses is maintained at a level estimated by management to absorb probable losses inherent in the loan portfolio and is based on management’s continuing evaluation of the portfolio, the related risk characteristics, and the overall economic conditions affecting the portfolio. This estimation is inherently subjective as it requires measures that are susceptible to significant revision as more information becomes available.

The Corporation’s methodology in determining the allowance for loan losses includes segmenting the loan portfolio into various components and applying various loss factors to estimate the amount of probable losses. The largest segment of the loan portfolio is comprised of credit-rated commercial loans, comprising 81% of total loans as of December 31, 2014. Credit-rated commercial loans include commercial and industrial loans along with loans to commercial borrowers that are secured by real estate (commercial property, multi-family residential property, 1-4 family residential property, and construction and land). For each loan within this segment, a credit rating is assigned based on a review of specific risk factors including (i) historical and projected financial results of the borrower, (ii) market conditions of the borrower’s industry that may affect the borrower’s future financial performance, (iii) business experience of the borrower’s management, (iv) nature of the underlying collateral, if any, and (v) borrower’s history of payment performance.

When assigning a credit rating to a loan, management uses an internal, nine-level rating system in which a rating of one carries the lowest level of credit risk and is used for borrowers exhibiting the strongest financial condition. Loans rated one through five are deemed to be acceptable quality and are considered “Pass”. Loans that are deemed to be of questionable quality are rated six (special mention). Loans with adverse classifications (substandard or doubtful) are rated seven and eight, respectively. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower characterized by a well-defined weakness.

13.

The outstanding amounts of credit-rated commercial loans are aggregated by credit rating, and management estimates the allowance for losses for each credit rating using loss factors based on historical loss experience and qualitative adjustments reflecting the current economic conditions and outlook for housing, employment, manufacturing, and consumer spending. The economic adjustments reflect the imprecision that is inherent in the estimates of probable loan losses, and are intended to ensure adequacy of the overall allowance amount. The loss factors assigned to each credit rating are adjusted based on management’s judgment, along with certain qualitative factors such as the trend and severity of problem loans that can cause the estimation of inherent losses to differ from historical experience. Any change to an individual credit rating may affect the amount of the related allowance.

The Corporation’s internal review process results in the periodic review of assigned credit ratings to reflect changes in specific risk factors. Commercial lines of credit are generally issued with terms of one year, and upon annual renewal, a full review of the specific risk factors to assess the appropriateness of the assigned credit ratings. Furthermore, loans classified as special mention, substandard or doubtful are placed on an internal watch list and undergo a credit rating review on a quarterly basis (special mention loans) or monthly basis (substandard and doubtful loans).

As part of the oversight and review process, the Corporation maintains an allowance for loan losses to absorb estimated and probable losses inherent in the loan portfolio at the balance sheet date. The allowance is based on two basic principles of accounting: (1) the requirement that a loss be accrued when it is probable that the loss has occurred at the date of the financial statements and the amount of the loss can be reasonably estimated and (2) the requirement that losses, if any, be accrued when it is probable that the Corporation will not collect all principal and interest payments according to the loan’s contractual terms.

The Corporation’s allowance for loan losses has two basic components: a general reserve reflecting historical losses by loan category and loan classification, as adjusted by several factors whose effects are not reflected in historical loss ratios, and specific allowances for individually identified loans. General reserves are based upon historical loss experience by portfolio segment, measured and supplemented to address various risk characteristics of the Corporation’s loan portfolio, including:

•	Trends in delinquencies and other non-performing loans
•	Changes in the risk profile related to large loans in the portfolio
•	Changes in the categories of loans comprising the loan portfolio
•	Concentrations of loans to specific industry segments
•	Changes in economic conditions on both a local and a national level
•	Changes in the Corporation’s credit administration and loan portfolio management processes
•	Quality of the Corporation’s credit risk identification process

The portion of the reserve representing specific allowances is derived by accumulating the specific allowances established on individually impaired loans that have significant conditions or circumstances that indicate that a loss may be probable. Specific reserves are calculated on individually impaired loans and are established based on the Corporation’s calculation of the probable losses inherent in an individual loan. For loans on which the Corporation has not elected to use the collateral value as a basis to establish the measure of impairment, the Corporation measures impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate. In determining the cash flows to be included in the discount calculation, the Corporation considers a number of factors, that combined are used to estimate the probability and severity of potential losses.

•	The borrower’s overall financial condition
•	Resources and payment record
•	Support available from financial guarantors

At December 31, 2014, the general reserve represented 93% of the total allowance for loan losses while the specified reserve accounted for 7% of the total, compared to 88% and 12% at December 31, 2013. The severity of estimated losses on impaired loans can differ substantially from actual losses. The general reserve is calculated in two parts based on an internal risk classification of loans within each portfolio segment. General reserves on loans considered to be “classified” under regulatory guidance are calculated separately from loans considered to be “pass” rated under the same guidance. This segregation allows the management to monitor the reserves related to higher risk loans separate from the remainder of the portfolio in order to better manage risk and ensure the sufficiency of reserves.

14.

The allowance for loan losses is established and maintained at a level management deems adequate to cover losses inherent in the loan portfolio as of the balance sheet date and is based on management’s evaluation of the risks in the loan portfolio and changes in the nature and volume of loan activity. The amount of the allowance is affected by: (i) loan charge-offs, which decreases the allowance, (ii) recoveries on loans previously charged off, which increases the allowance and (iii) the provision of possible loan losses charged to income, which increases the allowance. In determining the provision for possible loan losses, it is necessary for management to monitor fluctuations in the allowance resulting from actual charge-offs and recoveries and to periodically review the size and composition of the loan portfolio in light of current and anticipated economic conditions.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

At December 31, 2014 and 2013, the allowance for loan losses stood at $4,126,000 and $4,343,000, respectively, and the ratio of the allowance for loan losses to total loans was 1.48% and 1.61%. The ratio of net charge-offs to average outstanding loans was 0.19% for the year ended December 31, 2014, compared to 0.09% in 2013. During 2014, the Corporation provided $309,000 to the allowance for loan losses to maintain the balance at an adequate level following net charge-offs of $526,000. During 2013 and 2012, the Corporation provided $531,000 and $798,000, respectively, to the allowance for loan losses following net charge-offs of $229,000 and $536,000. The increase in net charge-offs during 2014 was due primarily to the charge-off of two large commercial business loans representing 55.41% of total charge-offs for the year. One of these loans carried a specified reserve of $193,000 facilitating the decrease in the loan loss provision expense in 2014 over 2013. The decrease in the loan loss provision in 2013, compared to 2012, was largely due to a reduction in loan charge-offs and an improvement in loan grades which resulted in lower reserve percentages.

The methodology used in the periodic review of reserve adequacy, which is performed at least quarterly, is designed to be responsive to changes in portfolio credit quality and inherent credit losses. The changes are reflected in both the pooled formula reserve and in specific reserves as the collectability of larger classified loans is regularly recalculated with new information as it becomes available.

In addition, bank regulators, as an integral part of their supervisory functions, periodically review the Corporation’s loan portfolio and related allowance for loan losses. These regulatory agencies may require the Corporation to increase its provision for loan losses or to recognize further loan charge-offs based upon their judgments. An increase in the allowance for loan losses by these regulatory agencies could materially adversely affect the Corporation’s financial condition and the results of operations.

Before loans are charged off, they typically go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30, 60, 90 days at a time. These accounts may then be put on a list of loans to “watch” as they continue to under-perform according to original terms. Loans are placed on nonaccrual status when management believes the collection of the principal and interest is doubtful. A delinquent loan is generally placed on nonaccrual status when principal and/or interest is past due 90 days or more or if the financial strength of the borrower has declined or other facts would make the repayment of the loan suspect, unless the loan is well-secured or in the process of collection. When a loan is placed on nonaccrual, all interest which has been accrued is charged back against current earnings as a reduction in interest income, which adversely affects the yield on loans in the period of reversal. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. Loans placed on nonaccrual status may be returned to accrual status after payments are received for a minimum of six consecutive months in accordance with the loan documents, and any doubt as to the loan’s full collectability has been removed or the troubled loan is restructured and evidenced by a credit evaluation of the borrower’s financial condition and the prospects for full payment.

15.

TABLE 5 SUMMARY OF ALLOWANCE FOR LOAN LOSSES

The following schedule summarizes the charge-offs and recoveries, by loan segment, charged to the allowance for loan losses (in thousands) at December 31,

	2014	2013	2012	2011	2010
Balance at beginning of period	$4,343	$4,041	$3,779	$3,198	$2,744
Loans charged off:
Commercial	(430)	(79)	(387)	(241)	(610)
Real Estate	(32)	(90)	(64)	0	(25)
Consumer	(140)	(171)	(151)	(269)	(404)
Total loans charged off	(602)	(340)	(602)	(510)	(1,039)
Recoveries of loans previously charged off:
Commercial	37	52	12	15	34
Real Estate	8	8	0	0	0
Consumer	31	51	54	87	89
Total loan recoveries	76	111	66	102	123
Provision charged to operating expense	309	531	798	989	1,370
Balance at end of period	$4,126	$4,343	$4,041	$3,779	$3,198
Allowance for loan losses as a percentage of: Period-end loans	1.48%	1.61%	1.63%	1.61%	1.39%

The Corporation’s methodology for evaluating whether a loan is impaired begins with risk-rating credits on an individual basis. Loans with a pass rating represent those not classified on the Corporation’s rating scale for problem credits, as minimal credit risk has been identified. Loans classified as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have a well-defined weakness that jeopardizes the repayment of the debt. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans rated as doubtful in whole, or in part, are placed in nonaccrual status.

Loans are placed on nonaccrual status when management believes the collection of principal and interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected. At December 31, 2014 and 2013, there were no 90 day delinquent loans that were on accrual status. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates.

Management considers a loan to be impaired when, based on current information and events, it is determined that the Corporation will not be able to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. When management identifies a loan as impaired, the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price of the loan, except when the sole (remaining) source of repayment for the loan is the liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs when foreclosure is probable, instead of discounted cash flows. If management determines the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs and deferred loan fees or costs), impairment is recognized through an allowance estimate or a charge-off to the allowance. When management determines an impaired loan is a confirmed loss, the estimated impairment is directly charged off to the loan rather than creating a specific reserve for inclusion in the allowance for loan losses. However, not all impaired loans are in nonaccrual status because they may be current with regards to the payment terms. Their determination as an impaired loan is based on some inherent weakness in the credit that may, if certain circumstances occur or arise, result in an inability to comply with the loan agreement’s contractual terms. Impaired loans exclude large groups of smaller-homogeneous loans that are collectively evaluated for impairment such as consumer real estate and installment loans.

16.

TABLE 6 PERCENTAGE OF EACH LOAN SEGMENT TO TOTAL LOANS

Summary of the allowance for loan losses (in thousands) allocated by loan segment at December 31,

	2014		2013		2012		2011		2010
		% of		% of		% of		% of		% of
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
Loan Type	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial	$3,340	81%	$3,517	81%	$3,175	78%	$2,849	75%	$2,307	75%
Real Estate	277	8	235	5	284	7	278	7	182	6
Consumer	509	11	591	14	582	15	652	18	709	19
Total ALLL	$4,126	100%	$4,343	100%	$4,041	100%	$3,779	100%	$3,198	100%

The allowance for loan losses, specifically related to impaired loans at December 31, 2014 and 2013 was $302,000 and $524,000, respectively, related to loans with principal balances of $3,886,000 and $3,928,000. Impaired loans with no related allowance recorded at December 31, 2014 totaled $1,942,000 compared to $6,996,000 at December 31, 2013. The decrease in impaired loans during 2014 primarily consisted of an upgrade and removal from troubled debt restructured status of one commercial credit of $2,108,000 and the transfer of foreclosed property from three loans in the amount of $2,261,000 to OREO. At the time of transfer, the loan balances were adjusted through charges to the allowance for loan losses in the amount of $237,000. The Corporation’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on nonaccrual status. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. For the year ended December 31, 2014, the Corporation received interest payments related to these loans of $328,000, compared to interest payments of $235,000 and $435,000 for the years ended December 31, 2013 and 2012, respectively.

Management has taken what it believes to be a proactive position on identifying problems with credits and their ultimate collectability using both internal and external portfolio loan reviews, and believes any potential losses which may be incurred on these credits in the future are incorporated into its analysis of the adequacy of the Corporation’s allowance for loan losses.

Due to the weakening credit status of a borrower, the Corporation may elect to formally restructure certain loans to facilitate a repayment plan that minimizes the potential losses the Corporation might incur. Restructured loans, or troubled debt restructurings (“TDRs”), are classified as impaired loans and may either be in accruing or nonaccruing status. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal that would otherwise not be considered. Concessionary modifications are classified as troubled debt restructurings unless the modification results in only an insignificant delay in the payments to be received. Troubled debt restructured loans are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective interest rate at inception. If a troubled debt restructured loan is considered to be collateral dependent, the loan is reported net, at the fair value of the collateral. A nonaccrual TDR loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Additionally, there should be a sustained period of repayment performance (generally a period of six months) by the borrower in accordance with the modified contractual terms.

Similar to other impaired loans, TDRs are measured for impairment based on the present value of expected payments using the loan’s original effective interest rate as the discount rate, or the fair value of the collateral, less selling costs if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, impairment is recognized by establishing a valuation allowance as part of the allowance for loan losses or a charge-off to the allowance for loan losses. In periods subsequent to the modification, all TDRs are evaluated individually, including those that have payment defaults, for possible impairment.

In September 2014, regulatory agencies provided guidance regarding the circumstances under which the restructuring of an existing troubled debt restructuring would no longer be considered a TDR. For previously restructured loans labeled as a troubled debt restructuring that are subsequently rewritten, a financial institution may be able to remove the TDR designation and no longer measure the allowance for loan losses as if it were an impaired loan. Instead, the loan would be included within the appropriate general reserve pool. To meet the conditions for removing the TDR designation, the borrower must no longer be experiencing financial difficulties and the newly restructured agreement must not contain any concessions to the borrower. That is, the new agreement must specify market terms, including a contractual interest rate not less than a market interest rate for new debt with similar credit risk characteristics, and other terms no less favorable to the institution than those it would offer for such new debt. When assessing whether a concession has been granted by the institution, the agencies consider any principal forgiveness on a cumulative basis to be a continuing concession.

17.

If the TDR designation is removed from a loan, the loan would no longer be disclosed as a TDR and the loan will no longer need to be measured for a specific reserve as an impaired loan. Even though the loan need no longer be measured for impairment as a TDR or disclosed as a TDR, the recorded investment in the loan should not change at the time of the subsequent restructuring unless cash is advanced or received. In this regard, when there have been charge-offs prior to the subsequent restructuring, no recoveries should be recognized until collections on amounts previously charged off have been received. Similarly, if interest payments were applied to the recorded investment in the TDR loan prior to the subsequent restructuring, the application of these payments to the recorded investment should not be reversed or reported as interest income at the time of the subsequent restructuring.

Troubled debt restructured loans totaled $4,557,000 at December 31, 2014 and represented seven credit relationships in which economic concessions were granted to borrowers to better align the terms of their loans with their current ability to pay. Troubled debt restructured balances have decreased 50.8% or $4,699,000 from $9,256,000 at December 31, 2013, primarily reflecting the transfer of two commercial real estate loans totaling $2,220,000 to OREO as well as an upgrade and removal of one commercial credit with a balance of $2,108,000 from TDR. As of December 31, 2014, 81% of all restructured loans were performing to the terms of the restructure. The specified reserve required for these TDRs, whether collateral dependent or not, was $263,000, representing 6% of the total loan loss reserve. There are no commitments to lend additional amounts to borrowers with loans that are classified as troubled debt restructurings as of December 31, 2014.

TABLE 7 SUMMARY OF IMPAIRED LOANS

The following schedule summarizes impaired and non-performing loans (in thousands) at December 31,

	2014	2013	2012	2011	2010

Impaired loans	$5,828	$10,924	$12,056	$7,400	$1,864

Loans accounted for on a nonaccrual basis	$1,061	$3,015	$7,111	$1,852	$1,934
Accruing loans, which are contractually past due 90 days or more as to interest or principal payments	0	0	0	0	0
Total non-performing loans	1,061	3,015	7,111	1,852	1,934
OREO and other repossessed assets	2,255	48	186	47	111
Total non-performing assets	$3,316	$3,063	$7,297	$1,899	$2,045

Non-performing loans to allowance for loan losses	25.7%	69.4%	176.0%	49.0%	60.5%
Non-performing loans to total assets	0.3%	.9%	2.4%	0.6%	0.6%
Non-performing assets to total assets	1.0%	1.0%	2.4%	0.7%	0.7%

Non-performing assets include nonaccrual loans as well as other real estate owned and other repossessed assets. Non-performing loans are comprised of loans on nonaccrual status along with loans that are contractually past due 90 days or more but have not been classified as nonaccrual. At December 31, 2014, the Corporation had $1,061,000 in non-performing loans, or 0.38% of total loans, compared to $3,015,000 in non-performing loans or 1.12% of total loans at December 31, 2013. The decrease in non-performing loans was primarily due to the transfer of a large commercial real estate loan to OREO and the charge-offs of two smaller loans as well as payments received on accounts. Included in non-performing loans are troubled debt restructurings totaling $851,000 at December 31, 2014 and $4,165,000 at December 31, 2013. At December 31, 2014, non-performing loans by loan portfolio category were as follows: $673,000 in commercial business loans; $248,000 in commercial real estate loans; $122,000 in consumer loans and $18,000 in residential mortgage loans. Management evaluated non-performing loans at December 31, 2014 and believes they have charged off, written down or established adequate loss reserves on problem loans that have been identified.

18.

At December 31, 2014, no other interest-bearing assets were required to be disclosed in the table above.

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

TABLE 8 CARRYING VALUE OF INVESTMENT SECURITIES

For the years ended December 31,

(Dollars in thousands)

	2014	2013	2012
U.S. Government Agency securities	$1,965	$1,940	$0
Obligations of states and political subdivisions	6,596	8,819	10,272
Mortgage-backed securities	2,466	3,182	4,501
Other investment securities	2,209	2,259	2,259
Total investment securities	$13,236	$16,200	$17,032

Investment securities, consisting of available for sale and other equity securities decreased 18.3% or $2,964,000 to $13,236,000 at December 31, 2014 from $16,200,000 at December 31, 2013. Available for sale securities are carried at fair value, with unrealized gains or losses based on the difference between amortized cost and fair value, reported net of deferred tax, as accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Declines in the fair value of individual available for sale securities below their cost that are other-than-temporary result in write downs of the individual securities to their fair values. At December 31, 2014, the investment portfolio consisted primarily of U.S. Government Agencies, state and political subdivisions securities and mortgage-backed securities. The decline in investment securities during 2014 was predominantly due to the call of state and political subdivisions securities totaling $2,067,000 and $683,000 in principal pay downs and prepayments of mortgage-backed securities. At December 31, 2014, there were no concentrations of securities of any one issuer, whose carrying value exceeded 10% of shareholders’ equity.

TABLE 9 MATURITY SCHEDULE OF INVESTMENT SECURITIES

Maturity schedule (by contractual maturity or if applicable, earliest call date) of the Corporation’s investment securities, by carrying value, and the related weighted average yield at December 31, 2014:

			Maturing		Maturing
	Maturing in		After One		After Five		Maturing
	One Year		Year Through		Years Through		After
	or Less		Five Years		Ten Years		Ten Years		Total
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government Agency securities	$0	0.00%	$1,965	1.02%	$0	0.00%	$0	0.00%	$1,965	1.02%
Obligations of state and political subdivisions	3,208	5.89%	3,168	5.84%	178	6.54%	42	6.80%	6,596	5.89%
Mortgage-backed securities	2	2.35%	337	4.71%	961	5.35%	1,166	2.29%	2,466	3.81%
Total	$3,210	5.89%	$5,470	4.04%	$1,139	5.54%	$1,208	2.45%	$11,027	4.56%

The weighted average interest rates are based on coupon rates for investment and mortgage-backed securities purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount. The weighted average yield on tax exempt obligations has been determined on a tax-equivalent basis. Other investment securities consisting of Federal Home Loan Bank stock that bears no stated maturity or yield is not included in this analysis. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions. Yields are based on amortized cost balances.

19.

Cash and Cash Equivalents

Cash equivalents and federal funds sold include working cash funds, due from banks, interest-bearing deposits in other banks, items in process of collection and federal funds sold. Cash equivalents and federal funds sold totaled $27,151,000 at December 31, 2014 compared to $18,119,000 at December 31, 2013. Management believes the current level of cash and cash equivalents is sufficient to meet the Corporation’s liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and corresponding liquidity sources and uses. Management believes the Corporation’s liquidity needs in the near term will be satisfied by the current level of cash and cash equivalents, readily available access to traditional and non-traditional funding sources and the portions of the investment and loan portfolios that will mature within one year, allowing the Corporation to meet cash obligations as they come due.

Premises and Equipment

Premises and equipment decreased 15.0% or $1,071,000 to $6,068,000 at December 31, 2014 from $7,139,000 at December 31, 2013. During the first quarter of 2014, the Corporation sold a drive-through branch with a book value of $83,286 for a gain of $41,000. Additionally, fixed assets totaling $1,178,000, consisting primarily of one branch property, was transferred to assets classified as held for sale at year-end 2014. The branch sale is expected to close in the first quarter of 2015. Capital purchases in 2014 primarily consisted of $427,000 to upgrade servers and core software, $226,000 for new ATMs at each branch and $192,000 in renovation costs to expand a branch’s drive-through facilities. Capital purchases in 2013 consisted principally of $443,000 in renovation costs to remodel two banking centers as well as the purchase of a formerly leased banking center and $126,000 for the purchase of computer equipment and two ATMs.

Other Assets

Other assets, including accrued interest receivable, bank-owned life insurance, OREO and other repossessed assets, assets classified as held for sale and other assets increased 37.9% or $4,134,000 to $15,049,000 at December 31, 2014, from $10,915,000 at December 31, 2013, primarily reflecting assets classified as held for sale of $1,178,000, an increase in OREO and other repossessed assets of $2,207,000 as well as increases in net deferred tax assets, bank-owned life insurance and accrued interest receivables of $360,000, $238,000 and $136,000, respectively.

In the fourth quarter of 2014, the Corporation entered into an agreement to sell one of its full-service banking offices. No loans or deposits were sold in connection with this transaction. The sale will close in the first quarter of 2015 and at that time all personnel as well as all loan and deposit accounts will be merged into an existing branch office in that marketplace. A loss on the sale of $71,000, which includes costs to sell of approximately $22,000, was recorded at year-end 2014.

OREO is comprised of properties acquired by the Corporation in partial or total satisfaction of problem loans. OREO and other repossessed assets are initially recorded at the lower of cost or fair value on the date of acquisition, less estimated costs of disposal (net realizable value). Losses existing at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write downs that may be required are expensed as incurred. Gains and losses realized from the sale of OREO and other repossessed assets, as well as valuation adjustments, are included in noninterest expense as well as expenses of operation. During the twelve months ended December 31, 2014, four properties with a carrying value of $86,000, were sold at a loss of $11,000. At year-end 2014, the Corporation held two properties, with a carrying value of $2,220,000, in OREO and $35,000 in other repossessed assets, compared to one property, with a carrying value of $20,000 and $28,000 in other repossessed assets at December 31, 2013.

20.

Deposits and Borrowings

Deposits increased 6.2% or $17,463,000 to $298,771,000 at December 31, 2014 from $281,308,000 at December 31, 2013, principally in large certificates of deposits, partially offset by a decline in interest-bearing demand deposits. The Bank offers a broad selection of deposit accounts, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing checking accounts and money market accounts, savings accounts and certificates of deposits. Included in the certificates of deposit balances were $38,575,000 of reciprocal certificates of deposits offered under the Certificate Deposit Account Registry Service (“CDARS”), a program in which the Bank participates. Under the CDARS program, participating banks are able to match customer’s deposits that would otherwise exceed the limits for FDIC insurance with certificates of deposits offered at other participating banks and thereby provide FDIC insurance to these excess deposits.

The Corporation also offers a variety of deposit accounts designed for the businesses operating in its market areas. Business banking deposit products include a commercial checking account, a commercial money market account and a checking account specifically designed for small businesses. The Corporation also offers bill paying and cash management services through its online banking system as well as a remote deposit capture product. Interest rates paid are competitively priced for each particular deposit product and structured to meet the Corporation’s funding requirements. Management believes that additional funds can be attracted and deposit growth can be realized through deposit pricing if the Corporation experiences increased loan demand or other liquidity needs.

TABLE 10  LARGE TIME DEPOSITS

Maturity of time deposits in amounts of $100,000 or more at December 31,

(Dollars in thousands)	2014	2013	2012
Three months or less	$16,106	$6,101	$2,360
Over three months through six months	8,743	2,494	3,886
Over six months through twelve months	15,165	6,061	5,362
Over twelve months	16,124	21,447	11,281
Total	$56,138	$36,103	$22,889

TABLE 11 AVERAGE DEPOSITS

Average deposit balances and average rates paid are summarized as follows for the years ended December 31,

	2014			2013			2012
			% of			% of			% of
(In thousands)	Balance	Rate	Total	Balance	Rate	Total	Balance	Rate	Total
Interest-bearing demand	$121,473	0.08%	43%	$120,020	0.08%	44%	$116,022	0.10%	43%
Savings deposits	25,750	0.03	9	23,453	0.03	9	20,762	0.05	8
Time deposits	92,006	0.80	32	81,864	1.25	30	90,937	1.48	34
Noninterest-bearing demand	45,034		16	45,051		17	40,676		15
Total average deposits	$284,263		100%	$270,388		100%	$268,397		100%

The Corporation utilizes both short-term and long-term borrowings as an alternate funding source to deposits and can be used to fund the Corporation’s liquidity needs. Short-term borrowings, which include federal funds purchased, are borrowings from other banks that mature daily. FHLB advances are loans from Federal Home Loan Bank that can mature daily or have longer maturities for fixed or floating rates of interest. FHLB borrowings are generally used to provide additional funding for loan growth when it is in excess of deposit growth and to manage interest rate risk, but can also be used as an additional source of liquidity for the Corporation. Borrowed funds totaled $1,692,000 at December 31, 2014, a decrease of $1,873,000 or 52.5% from borrowed funds of $3,565,000 at December 31, 2013. The Corporation’s borrowing capacity at FHLB totaled $30,189,000 of which $15,497,000 was available at December 31, 2014. Management believes the Corporation has adequate liquidity to meet their commitments for the foreseeable future.

21.

CAPITAL RESOURCES

Shareholders’ equity increased 8.4% or $2,638,000 to $34,226,000 as of December 31, 2014 from $31,588,000 at December 31, 2013. The increase in equity was primarily attributable to current earnings of $3,296,000 plus adjustments related to stock-based compensation expense, stock option accounting, deferred compensation plan activity and treasury stock activity of $274,000. The Corporation declared cash dividends of $0.710 per share for the year ended December 31, 2014, decreasing equity by $843,000. Included in shareholder’s equity is accumulated other comprehensive income which includes the net after-tax impact of unrealized gains or losses on investment securities classified as available for sale, which decreased $89,000 during 2014. Such unrealized gains or losses are generally due to changes in interest rates and represent the difference, net of applicable income tax effect, between the estimated fair value and amortized cost of investment securities classified as available for sale. At December 31, 2013, the increase in shareholder’s equity represented current earnings of $3,055,000, plus adjustments related to stock-based compensation expense, stock option accounting, deferred compensation plan activity and treasury stock activity of $177,000, less dividends paid of $718,000.

During 2014, the Corporation returned 25.59% of earnings through dividends of $843,000 at $0.710 per share compared to a return on earnings of 23.49% through dividends of $718,000 at $0.610 per share during 2013. Average total shareholders’ equity to average total assets was 10.29% at December 31, 2014 compared to 10.03% at December 31, 2013.

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

The Bank’s leverage and risk-based capital ratios at December 31, 2014 were 10.1% and 13.1%, respectively, compared to leverage and risk-based capital ratios of 9.8% and 12.6% at year-end 2013. The Bank exceeded the minimum regulatory requirements to be considered well capitalized for both periods. Should it become necessary to raise capital to expand the activities of the Corporation, the Corporation believes there are sufficient un-issued shares to satisfy the Corporation’s objectives.

22.

TABLE 12  CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Corporation has certain obligations and commitments to make future payments under contract. The following table presents the Corporation’s contractual obligations and commitments (in thousands) at December 31, 2014:

Contractual obligations	Payments Due by Period
		Less Than			After
	Total	One Year	1-3 Years	3-5 Years	5 Years
Time deposits and certificates of deposit	$106,399	$62,464	$26,182	$15,038	$2,715
Borrowed funds	1,692	0	0	0	1,692
Total contractual obligations	$108,091	$62,464	$26,182	$15,038	$4,407

Other commitments	Amount of Commitment – Expiration by Period
		Less Than			After
	Total	One Year	1-3 Years	3-5 Years	5 Years
Commitments to extend commercial credit	$25,398	$15,885	$1,972	$641	$6,900
Commitments to extend consumer credit	11,293	1,096	3,472	3,985	2,740
Standby letters of credit	47	47	0	0	0
Total other commitments	$36,738	$17,028	$5,444	$4,626	$9,640

Other obligations & commitments which are not included above include the deferred compensation plan, index plan reserve and split dollar life insurance. The timing of payments for these plans is unknown. See Note 1 for additional details.

Items listed under “Contractual obligations” represent standard bank financing activity under normal terms and practices. Such funds normally rollover or are replaced by like items depending on then-current financing needs. Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source’s failure to provide sufficient financing, the Bank would be called upon to fill the need. The Corporation is also continually engaged in the process of approving new loans in a bidding competition with other banks. Management and Board committees approve the terms of these potential new loans with conditions and/or counter terms made to the applicant customers. Customers may accept the terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered and would be required to be funded if accepted. Such agreements represent approximately $8,530,000 at December 31, 2014, in varying maturity terms.

LIQUIDITY

Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments and other corporate needs. The Corporation’s liquidity, primarily represented by cash equivalents and federal funds sold, is a result of its operating, investing and financing activities which are summarized in the Consolidated Statements of Cash Flows. Primary sources of funds are deposits, prepayments and maturities of outstanding loans and securities. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and industry competition. Funds are primarily utilized to meet ongoing commitments, satisfy operational expenses, payout maturing certificates of deposit and savings withdrawals and fund loan demand, with excess funds being invested in short-term, interest-earning assets. Additional funds are generated through Federal Home Loan Bank advances, overnight borrowings and other sources.

The Corporation’s liquidity ratio at December 31, 2014 was 8.71% compared to 6.39% and 8.52% at December 31, 2013 and 2012, respectively. Another measure of liquidity is the relationship of net loans to deposits and borrowed funds with lower ratios indicating greater liquidity. At December 31, 2014 the ratio of net loans to deposits and borrowed funds was 91.53% compared to 93.24% and 89.99% at December 31, 2013 and 2012, respectively.

23.

As presented in the accompanying Consolidated Statements of Cash Flows, the sources of liquidity vary between periods. The Corporation’s cash equivalents and federal funds sold totaled $27,151,000 at December 31, 2014, compared to $18,119,000 at December 31, 2013 and $22,904,000 at December 31, 2012. The following highlights the Corporation’s primary sources of funds and the primary uses of funds for the year ended December 31, 2014, 2013 and 2012.

In 2014, the Corporation’s primary sources of funds included an increase of $17,463,000 in net deposits, $10,500,000 in Federal Home Loan Bank advances, $3,812,000 in net cash provided by operating activities and $2,750,000 in pay downs and maturities of investment securities. The primary uses of funds during 2014 included $11,777,000 to fund loan growth, the repayment of $10,616,000 in Federal Home Loan Bank advances, the repayment of $1,757,000 in federal funds purchased, capital expenditures of $853,000 and cash dividends of $843,000. The combined effect of the above activity resulted in an increase of $9,032,000 in cash equivalents and federal funds sold for the year ended December 31, 2014.

In 2013, the Corporation’s primary sources of funds included an increase of $12,869,000 in net deposits, $9,000,000 in Federal Home Loan Bank advances, $4,278,000 in net cash provided by operating activities, $2,335,000 in pay downs and maturities of investment securities and $1,757,000 in federal funds purchased. The primary uses of funds during 2013 included $23,005,000 to fund loan growth, the repayment of $9,114,000 in Federal Home Loan Bank advances, $2,000,000 in security investment purchases and cash dividends of $718,000. The combined effect of the above activity resulted in a decrease of $4,785,000 in cash equivalents and federal funds sold for the year ended December 13, 2013.

In 2012, the Corporation’s primary sources of funds included $9,801,000 in pay downs and maturities of investment securities, $9,311,000 increase in net deposits, $4,652,000 in net cash provided by operating activities and $1,968,000 in Federal Home Loan Bank advances. The primary uses of funds during 2012 included $12,696,000 to fund loan growth, cash dividends of $601,000 and capital expenditures of $428,000. The combined effect of the above activity resulted in an increase of $12,181,000 in cash equivalents and federal funds sold for the year ended December 31, 2012.

The Corporation’s liquidity is monitored and closely managed by the Asset-Liability Management Committee (ALCO). Management believes that its sources and levels of liquidity are adequate to meet the needs of the Corporation.

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

One method used to manage interest rate risk is a rate sensitivity gap analysis, which monitors the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A “positive gap” occurs when the amount of interest rate-sensitive assets maturing or repricing within a given period exceeds the amount of interest-sensitive liabilities maturing or repricing within the same period. Conversely, a “negative gap” occurs when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management monitors its gap position in order to maintain earnings at an acceptable level. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial and real estate loan portfolios vary based on U.S. Treasury rates and the prime commercial lending rates published by The Wall Street Journal. Consumer loans have primarily fixed rates of interest, except for home equity loans. At December 31, 2014 the Corporation’s gap position was negative as more rate-sensitive liabilities were set to re-price in the coming year than rate-sensitive assets. At December 31, 2013 the Corporation’s gap position was positive as more rate-sensitive assets were set to re-price during 2014 than rate-sensitive liabilities.

24.

TABLE 13 PRINCIPAL / NOTIONAL AMOUNT WITH EXPECTED MATURITIES IN:

(Dollars in thousands)

For the Year Ended December 31, 2014:								Fair
Rate sensitive assets:	2015	2016	2017	2018	2019	Thereafter	Total	Value
Fixed interest rate loans	$10,321	$5,464	$13,048	$13,849	$17,870	$23,727	$84,279	$89,185
Average interest rate	4.71%	5.44%	5.10%	4.91%	4.44%	5.38%	4.98%
Variable interest rate loans	$18,420	$1,858	$3,463	$1,027	$2,518	$167,586	$194,872	$206,215
Average interest rate	4.52%	4.39%	5.05%	5.57%	5.00%	4.78%	4.76%
Fixed interest rate securities	$285	$766	$994	$3,045	$1,194	$5,786	$12,070	$12,070
Average interest rate	0.79%	5.70%	5.59%	2.34%	4.57%	4.46%	4.02%
Variable interest rate securities	$0	$0	$0	$0	$0	$1,166	$1,166	$1,166
Average interest rate						2.31%	2.31%
Rate sensitive liabilities:
Noninterest-bearing deposits	$12,587	$10,069	$7,552	$6,295	$6,295	$7,552	$50,350	$50,350
Interest-bearing demand deposits	$25,815	$25,815	$25,815	$25,815	$25,815	$12,947	$142,022	$142,022
Average interest rate	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%
Interest-bearing time deposits	$62,467	$18,520	$7,662	$7,849	$7,189	$2,712	$106,399	$106,283
Average interest rate	0.46%	0.80%	0.93%	1.35%	1.64%	1.20%	0.72%
Fixed interest rate borrowing	$0	$0	$0	$0	$0	$1,692	$1,692	$1,374
Average interest rate						2.14%	2.14%
Variable interest rate borrowing	$0	$0	$0	$0	$0	$0	$0	$0
Average interest rate

For the Year Ended December 31, 2013:								Fair
Rate sensitive assets:	2014	2015	2016	2017	2018	Thereafter	Total	Value
Fixed interest rate loans	$10,593	$3,078	$9,935	$16,136	$16,658	$24,947	$81,347	$82,081
Average interest rate	5.18%	6.03%	5.43%	5.13%	4.96%	5.35%	5.24%
Variable interest rate loans	$21,381	$3,112	$1,471	$3,515	$2,002	$157,140	$188,621	$190,322
Average interest rate	4.65%	4.63%	4.61%	5.18%	5.43%	4.92%	4.89%
Fixed interest rate securities	$862	$555	$872	$1,157	$3,799	$7,531	$14,776	$14,776
Average interest rate	3.77%	4.47%	4.23%	4.28%	2.73%	4.27%	3.85%
Variable interest rate securities	$0	$0	$0	$0	$0	$1,424	$1,424	$1,424
Average interest rate						2.54%	2.54%
Rate sensitive liabilities:
Noninterest-bearing deposits	$12,233	$9,786	$7,340	$6,118	$6,118	$7,340	$48,935	$48,935
Interest-bearing demand deposits	$26,308	$26,308	$26,308	$26,308	$26,308	$13,193	$144,733	$144,733
Average interest rate	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%
Interest-bearing time deposits	$39,622	$23,735	$10,895	$2,046	$8,092	$3,250	$87,640	$85,771
Average interest rate	0.72%	0.92%	1.08%	0.96%	1.35%	1.34%	0.90%
Fixed interest rate borrowing	$0	$0	$0	$0	$0	$1,808	$1,808	$1,477
Average interest rate						2.14%	2.14%
Variable interest rate borrowing	$1,757	$0	$0	$0	$0	$0	$1,757	$1,757
Average interest rate	1.00%						1.00%

25.

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

The estimated fair value of the Corporation’s financial assets was above carrying value by $16,249,000 at December 31, 2014, compared to $2,435,000 above carrying value at December 31, 2013. The improved fair value at December 31, 2014 compared to year-end 2013 was primarily due to the improvement of the Corporation’s loan yields and loan credit quality as well as a drop in the risk free rate used to discount real estate loans. The fair value of interest-bearing liabilities was above carrying value by $434,000 at December 31, 2014, compared to $2,200,000 above carrying value at December 31, 2013. The net result for 2014 was a net market gain of $16,683,000, compared to a net market gain of $4,635,000 at year-end 2013. Further information relating to the Corporation’s estimated fair value of its financial instruments is disclosed in Note 18 of the Consolidated Financial Statements.

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

26.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Commercial Bancshares, Inc.

Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. (the “Corporation”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Auburn Hills, MI

March 13, 2015

27.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(Dollars in thousands)

	2014	2013
ASSETS
Cash and cash equivalents	$4,994	$4,908
Federal funds sold	22,157	13,211
Cash equivalents and federal funds sold	27,151	18,119

Securities available for sale	11,027	13,941
Other investment securities	2,209	2,259
Total loans	279,151	269,968
Allowance for loan losses	(4,126)	(4,343)
Loans, net	275,025	265,625
Premises and equipment, net	6,068	7,139
Accrued interest receivable	1,334	1,198
Bank-owned life insurance	8,908	8,670
Other real estate owned and other repossessed assets	2,255	48
Assets classified as held for sale	1,178	0
Other assets	1,374	999
Total assets	$336,529	$317,998

LIABILITIES
Deposits
Noninterest-bearing demand	$50,350	$48,935
Interest-bearing demand	115,865	120,262
Savings and time deposits	125,337	105,030
Time deposits $250,000 and greater	7,219	7,081
Total deposits	298,771	281,308
Federal funds purchased	0	1,757
FHLB advances	1,692	1,808
Accrued interest payable	51	56
Other liabilities	1,789	1,481
Total liabilities	302,303	286,410

SHAREHOLDERS’ EQUITY
Common stock, no par value; 4,000,000 shares authorized,
1,193,248 shares issued and 1,193,078 outstanding in 2014
1,186,638 shares issued and 1,181,068 outstanding in 2013	12,177	11,878
Retained earnings	22,987	20,586
Unearned compensation	(168)	(159)
Deferred compensation plan shares; at cost,
55,360 shares in 2014 and 50,777 shares in 2013	(1,022)	(910)
Treasury stock; 170 shares in 2014 and 5,570 shares in 2013	(4)	(152)
Accumulated other comprehensive income	256	345
Total shareholders’ equity	34,226	31,588
Total liabilities and shareholders’ equity	$336,529	$317,998

See accompanying notes to consolidated financial statements.

28.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands, except per share data)

	2014	2013	2012
Interest income
Interest and fees on loans	$13,930	$13,383	$13,387
Interest on investment securities:
Taxable	205	241	310
Tax exempt	313	382	509
Federal funds sold	33	39	46
Total interest income	14,481	14,045	14,252

Interest expense
Interest on deposits	839	1,132	1,474
Interest on borrowings	43	44	19
Total interest expense	882	1,176	1,493

Net interest income	13,599	12,869	12,759

Provision for loan losses	309	531	798
Net interest income after provision for loan loss	13,290	12,338	11,961

Noninterest income
Service fees and overdraft charges	1,477	1,453	1,486
Other income	654	710	811
Total noninterest income	2,131	2,163	2,297

Noninterest expenses
Salaries and employee benefits	5,917	5,755	5,625
Premises and equipment	1,227	1,245	1,257
Other real estate owned and miscellaneous loan expense	439	222	202
Professional fees	445	387	434
Data processing	194	194	198
Software maintenance	415	424	416
Advertising and promotional	242	244	238
FDIC deposit insurance	228	273	256
Franchise tax	341	246	330
Loss on sale of bank premises, net	30	0	0
Losses on repossessed asset sales, net	33	33	15
Other operating expense	1,183	1,152	1,172
Total noninterest expense	10,694	10,175	10,143

Income before income taxes	4,727	4,326	4,115
Income tax expense	1,431	1,271	1,177
Net income	$3,296	$3,055	$2,938

Basic earnings per common share	$2.78	$2.60	$2.52
Diluted earnings per common share	$2.73	$2.57	$2.49

See accompanying notes to consolidated financial statements.

29.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands)

	2014	2013	2012

Net income	$3,296	$3,055	$2,938

Unrealized holding loss on securities:
Net securities loss during period	(136)	(476)	(163)
Tax effect	(47)	(162)	(55)
Other comprehensive loss, net of tax	(89)	(314)	(108)

Comprehensive income, net of tax	$3,207	$2,741	$2,830

See accompanying notes to consolidated financial statements.

30.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands)

					Accumulated
					Other	Deferred		Total
	Outstanding	Common	Retained	Unearned	Comprehensive	Compensation	Treasury	Shareholders’
	Shares	Stock	Earnings	Compensation	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2012	1,162,725	$11,621	$16,058	$(76)	$767	$(717)	$(654)	$26,999
Net income		0	2,938	0	0	0	0	2,938
Other comprehensive loss		0	0	0	(108)	0	0	(108)

Cash dividends ($0.515 per share)		0	(601)	0	0	0	0	(601)
Shares acquired: deferred compensation; 2,455 shares		50	0	0	0	(50)	0	0
Shares divested: deferred compensation; 3,650 shares		(62)	0	0	0	62	0	0
Restricted shares awarded	2,200	0	(18)	(42)	0	0	60	0
Stock-based compensation expense		30	0	41	0	0	0	71
Issuance of treasury stock under stock option plans	500	0	(8)	0	0	0	14	6
Issuance of treasury stock for deferred compensation plan	4,415	82	(38)	0	0	(82)	121	83

Balance at December 31, 2012	1,169,840	$11,721	$18,331	$(77)	$659	$(787)	$(459)	$29,388

Net income		0	3,055	0	0	0	0	3,055
Other comprehensive loss		0	0	0	(314)	0	0	(314)

Cash dividends ($0.610 per share)		0	(718)	0	0	0	0	(718)
Shares acquired: deferred compensation; 6,572 shares		64	0	0	0	(64)	0	0
Shares divested: deferred compensation; 621 shares		(11)	0	0	0	11	0	0
Restricted shares awarded	6,750	0	(41)	(144)	0	0	185	0
Stock-based compensation expense		34	0	62	0	0	0	96
Issuance of treasury stock under stock option plans	900	0	(13)	0	0	0	25	12
Issuance of treasury stock for deferred compensation plan	3,578	70	(28)	0	0	(70)	97	69

Balance at December 31, 2013	1,181,068	$11,878	$20,586	$(159)	$345	$(910)	$(152)	$31,588

See accompanying notes to consolidated financial statements.

31.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands)

					Accumulated
					Other	Deferred		Total
	Outstanding	Common	Retained	Unearned	Comprehensive	Compensation	Treasury	Shareholders’
	Shares	Stock	Earnings	Compensation	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2014	1,181,068	$11,878	$20,586	$(159)	$345	$(910)	$(152)	$31,588

Net income		0	3,296	0	0	0	0	3,296
Other comprehensive loss		0	0	0	(89)	0	0	(89)

Cash dividends ($0.710 per share)		0	(843)	0	0	0	0	(843)
Shares acquired: deferred compensation; 5,848 shares		73	0	0	0	(73)	0	0
Issuance of common stock for deferred compensation plan	1,660	40	0	0	0	0	0	40
Shares divested: deferred compensation; 1,265 shares		(23)	1	0	0	23	0	1
Restricted shares awarded	3,950	97	0	(97)	0	0	0	0
Stock-based compensation expense		39	0	88	0	0	0	127
Issuance of common stock under stock option plans	1,000	12	0	0	0	0	0	12
Issuance of treasury stock under stock option plans	2,575	0	(37)	0	0	0	70	33
Issuance of treasury stock for deferred compensation plan	2,825	61	(16)	0	0	(62)	78	61

Balance at December 31, 2014	1,193,078	$12,177	$22,987	$(168)	$256	$(1,022)	$(4)	$34,226

See accompanying notes to consolidated financial statements.

32.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands)

	2014	2013	2012
Cash flows from operating activities
Net income	$3,296	$3,055	$2,938
Adjustments to reconcile net income to net cash from operating activities
Depreciation	580	597	658
Provision for loan losses	309	531	798
Deferred tax benefit (expense)	(12)	(251)	(201)
Loss on sale of repossessed assets, net	33	33	12
FHLB stock dividends	50	0	0
Net amortization on securities	29	20	114
Increased cash value of Bank-owned life insurance	(238)	(249)	(267)
Stock-based compensation expense	127	96	71
Loss on sale of bank premises, net	30	0	0
Changes in:
Interest receivable	(136)	(17)	94
Interest payable	(5)	(37)	(13)
Other assets and liabilities	(1,501)	500	448
Net cash provided by operating activities	2,562	4,278	4,652

Cash flows from investing activities
Securities available for sale:
Purchases	0	(2,000)	0
Maturities, calls and repayments	2,750	2,335	9,801
Net change in loans	(11,777)	(23,005)	(12,696)
Proceeds from sale of OREO and other repossessed assets	113	293	131
Proceeds from the disposition of premises and equipment	1,344	8	0
Bank premises and equipment expenditures	(853)	(569)	(428)
Net cash (used in) provided by investing activities	(8,423)	(22,938)	(3,192)

Cash flows from financing activities
Net change in deposits	17,463	12,869	9,311
Increase (decrease) in federal funds purchased	(1,757)	1,757	0
FHLB advances	10,500	9,000	1,968
Repayments of FHLB advances	(10,616)	(9,114)	(46)
Cash dividends paid	(843)	(718)	(601)
Issuance of treasury stock under stock option plans	33	12	6
Issuance of treasury stock for deferred compensation plan	61	69	83
Issuance of common stock for stock option plans	12	0	0
Issuance of common stock for deferred compensation plan	40	0	0
Net cash provided by financing activities	14,893	13,875	10,721

Net change in cash equivalents and federal funds sold	9,032	(4,785)	12,181
Cash equivalents and federal funds sold at beginning of year	18,119	22,904	10,723

Cash equivalents and federal funds sold at end of year	$27,151	$18,119	$22,904

Supplemental disclosures:
Cash paid for interest	$887	$1,213	$1,506
Cash paid for income taxes	1,630	1,430	1,010
Non-cash transfer of loans to foreclosed/repossessed assets	2,383	191	302

See accompanying notes to consolidated financial statements.

33.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Commercial Bancshares, Inc. (the “Corporation”) and its wholly owned subsidiaries, Commercial Financial and Insurance Agency, LTD (“Commercial Financial”) and The Commercial Savings Bank (the “Bank). All significant intercompany balances and transactions have been eliminated in consolidation.

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

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States inherently involves the use of estimates and assumptions that affect the amounts reported in the financial statements and the related disclosures. The most significant of these estimates relate to the determination of the allowance for loan losses, valuation of other real estate owned and the fair value of investment securities. Due to potential changes in conditions, it is at least reasonably possible that change in estimates will occur in the near term and that such changes could be material to the amounts reported in the Corporation’s financial statements.

Cash and Cash Equivalents: Cash and cash equivalents include cash, interest-bearing and noninterest-bearing demand deposits with banks, and federal funds sold.

Cash and Due from Banks: Federal Reserve Board regulations require the Bank to maintain reserve balances on deposits with the Federal Reserve Bank of Cleveland. The required ending reserve balance was $5,237,000 on December 31, 2014 and $5,713,000 on December 31, 2013.

Investment Securities: Securities are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in shareholders’ equity, net of tax. Purchase premiums and discounts are recognized using the effective interest method over the period to maturity or call and are included in interest income. Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Securities are written down to fair value when a decline in fair value is considered other-than-temporary.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. When evaluating investment securities consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, whether the market decline was affected by macroeconomic conditions and whether the Corporation has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. In analyzing an issuer’s financial condition, the Corporation may consider whether the securities are issued by the federal government or its agencies, or U.S. Government sponsored enterprises, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer’s financial condition. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether an entity intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment. If a security is determined to be other-than-temporarily impaired, but the entity does not intend to sell the security, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss recognized in other comprehensive income.

34.

Other Investment Securities: The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts.

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

A loan is impaired when based on current information and events it is probable the Corporation will be unable to collect the scheduled payment of principal and interest when due under the contractual terms of the loan agreement. Impairment is evaluated in total for smaller-balance loans of similar nature such as real estate mortgages and installment loans, and on an individual basis for commercial loans that are graded substandard or below. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis. If a loan is impaired, a portion of the allowance may be allocated so that the loan is reported, net, using either the present value of estimated future cash flows discounted at the loan’s effective interest rate, the loan’s observable market value or at the fair value of collateral if repayment is expected solely from the collateral.

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

Bank Owned Life Insurance: Bank owned life insurance policies are stated at the current cash surrender value of the policy, or the policy death proceeds less any obligation to provide a death benefit to an insured’s beneficiaries if that value is less than the cash surrender value. Increases in the asset value are recorded as earnings in other income.

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

35.

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

Stock Compensation: The Corporation recognizes expense for stock-based compensation using the fair value method of accounting. The Corporation uses a Black Scholes option-pricing model to estimate the grant date present value of stock options granted. The fair value of the restricted stock awards is the closing market price of the Corporation’s stock on the date of grant. Compensation is then recognized over the required service period, generally defined as the vesting period for stock option awards and as the unvested period for nonvested (restricted) stock awards.

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

36.

Industry Segments: While the Corporation’s chief decision makers monitor the revenue streams of various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable segment.

NOTE 2 INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available for sale (in thousands) at the dates indicated are presented in the following table:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2014
U.S. Government Agency securities	$2,000	$0	$(35)	$1,965
State and political subdivisions	6,337	259	0	6,596
Mortgage-backed securities	2,303	163	0	2,466
Total securities available for sale	$10,640	$422	$(35)	$11,027

December 31, 2013
U.S. Government Agency securities	$2,000	$0	$(60)	$1,940
State and political subdivisions	8,424	395	0	8,819
Mortgage-backed securities	2,994	188	0	3,182
Total securities available for sale	$13,418	$583	$(60)	$13,941

The estimated fair values of investment securities (in thousands) at December 31, 2014, by contractual maturity are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Amortized	Fair
	Cost	Value
Due less than one year	$276	$283
Due after one year through five years	5,525	5,662
Due after five years through ten years	2,494	2,574
Due after ten years	42	42
Mortgage-backed securities	2,303	2,466
Total securities available for sale	$10,640	$11,027

At year-end 2014 and 2013 securities with a carrying value of $8,958,000 and $10,371,000, respectively, were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

Gross unrealized losses on securities and the estimated fair value of the related securities aggregated by security category and length of time the individual securities have been in continuous loss positions at December 31, 2014 and 2013 are as follows:

	Less Than Twelve Months		Over Twelve Months
(Dollars in thousands)	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
December 31, 2014	Losses	Value	Losses	Value
U.S. Government Agency securities	$0	$0	$(35)	$1,965
State and political subdivisions	0	0	0	0
Mortgage-backed securities	0	0	0	0
Total securities available for sale	$0	$0	$(35)	$1,965

37.

	Less Than Twelve Months		Over Twelve Months
(Dollars in thousands)	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
December 31, 2013	Losses	Value	Losses	Value
U.S. Government Agency securities	$(60)	$1,940	$0	$0
State and political subdivisions	0	0	0	0
Mortgage-backed securities	0	0	0	0
Total securities available for sale	$(60)	$1,940	$0	$0

At December 31, 2014 the Corporation held one security with an estimated fair value of $1,965,000 and an unrealized loss of $35,000 in a continuous unrealized loss position for more than twelve months and no securities in a continuous loss position for less than twelve months. At December 31, 2013 there were no securities in a continuous loss position for more than twelve months and one security with an estimated fair value of $1,940,000 and an unrealized loss of $60,000 in a continuous unrealized loss position for less than twelve months.

The unrealized losses that exist are primarily due to the change in market interest rates subsequent to purchase. The Corporation does not consider this investment to be other than temporarily impaired at December 31, 2014 and 2013 since the decline in market value is primarily attributable to changes in interest rates and not credit quality. In addition, the Corporation does not intend to sell and does not believe that it is more likely than not that the Corporation will be required to sell this investment until there is a full recovery of the unrealized loss, which may be at maturity. As a result, management does not believe that the investment security in an unrealized loss position as of December 31, 2014 represents an other-than-temporary impairment.

Other investment securities are carried at cost and consist principally of stock in the Federal Home Loan Bank of Cincinnati.

NOTE 3 ALLOWANCE FOR LOAN LOSSES

The following tables provide information on the activity in the allowance for loan losses by portfolio segment for the periods indicated:

	Commercial	Real Estate	Consumer	Total
	(Amounts in thousands)
December 31, 2014
Beginning balance – January 1, 2014	$3,517	$235	$591	$4,343
Charge-offs	(430)	(32)	(140)	(602)
Recoveries	37	8	31	76
Net	(393)	(24)	(109)	(526)
Provision	216	66	27	309
Ending balance – December 31, 2014	$3,340	$277	$509	$4,126

December 31, 2013
Beginning balance – January 1, 2013	$3,175	$284	$582	$4,041
Charge-offs	(79)	(90)	(171)	(340)
Recoveries	52	8	51	111
Net	(27)	(82)	(120)	(229)
Provision	369	33	129	531
Ending Balance – December 31, 2013	$3,517	$235	$591	$4,343

December 31, 2012
Beginning balance – January 1, 2012	$2,849	$278	$652	$3,779
Charge-offs	(387)	(64)	(151)	(602)
Recoveries	12	0	54	66
Net	(375)	(64)	(97)	(536)
Provision	701	70	27	798
Ending Balance – December 31, 2012	$3,175	$284	$582	$4,041

38.

The following table presents the allocation of the allowance for loan losses and the recorded investment in loans by portfolio segment at December 31, 2014, 2013 and 2012.

	Collectively Evaluated		Individually Evaluated		Total
(Dollars in thousands)	Allowance	Recorded	Allowance	Recorded	Allowance	Recorded
	for loan	investment	for loan	investment	for loan	investment
	losses	in loans	losses	in loans	losses	in loans
December 31, 2014
Commercial	$3,038	$219,680	$302	$5,828	$3,340	$225,508
Real estate	277	22,183	0	0	277	22,183
Consumer	509	31,460	0	0	509	31,460
Total	$3,824	$273,323	$302	$5,828	$4,126	$279,151

December 31, 2013
Commercial	$2,993	$205,374	$524	$10,924	$3,517	$216,298
Real estate	235	18,806	0	0	235	18,806
Consumer	591	34,864	0	0	591	34,864
Total	$3,819	$259,044	$524	$10,924	$4,343	$269,968

December 31, 2012
Commercial	$2,618	$181,490	$557	$12,056	$3,175	$193,546
Real estate	284	16,129	0	0	284	16,129
Consumer	582	37,669	0	0	582	37,669
Total	$3,484	$235,288	$557	$12,056	$4,041	$247,344

NOTE 4 CREDIT QUALITY INDICATORS

As part of its monitoring process, the Corporation categorizes loans when the loan is initially under written into risk categories based on relevant information about the ability of borrowers to service their debt. The assessment considers numerous factors including, but not limited to, current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. Loans are graded on a scale of 1 through 9, with a grade of 5 or below classified as “Pass” rated credits. Following is a description of the general characteristics of risk grades 6 through 9:

6 – Special Mention	Special mention credits have a level of potential weakness such that they warrant management’s closer attention than those on watch. These credits, opposed to watch credits, require correction or additional financial information for further analysis and verification of repayment capacity. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special mention assets are not considered adversely classified assets. Such credits do however, warrant consideration of additional reserve.

7 – Substandard	Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain loss if the deficiencies are not corrected.

8 – Doubtful	Loans classified doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

39.

9 – Loss	Loans are considered uncollectible and of such little value that continuing to carry them as assets on the institution’s financial statements is not feasible. Accordingly, the Bank does not carry loans classified as loss on the books, instead these loans are charged off.

The Corporation’s strategy for credit risk management includes ongoing credit examinations and management reviews of loans exhibiting deterioration of credit quality. A deteriorating credit indicates an elevated likelihood of delinquency. When a loan becomes delinquent, its credit grade is reviewed and changed accordingly. Each downgrade to a classified credit results in a higher percentage of reserve to reflect the increased likelihood of loss for similarly graded credits. Further deterioration could result in a certain credit being deemed impaired, resulting in a collateral valuation for purposes of establishing a specific reserve which reflects the possible extent of such loss for that credit.

The following tables present the risk category of loans by class of loans based on the most recent analysis performed at December 31, 2014 and December 31, 2013.

Commercial Credit Exposure (dollar amounts in thousands)

Credit risk profile by credit worthiness category

					Commercial		Commercial
	Commercial		Commercial		Real Estate		Real Estate
Credit	Operating		Agricultural		1-4 Family		Other		Total
Grade	12/31/14	12/31/13	12/31/14	12/31/13	12/31/14	12/31/13	12/31/14	12/31/13	12/31/14	12/31/13
Pass	$32,933	$31,967	$45,863	$40,844	$39,683	$41,331	$101,222	$90,104	$219,701	$204,246
6	0	0	0	0	0	0	0	2,801	0	2,801
7	956	1,341	159	163	793	1,125	3,899	6,622	5,807	9,251
8	0	0	0	0	0	0	0	0	0	0
Total	$33,889	$33,308	$46,022	$41,007	$40,476	$42,456	$105,121	$99,527	$225,508	$216,298

Real Estate Credit Exposure (dollar amounts in thousands)

Credit risk by credit worthiness category

	Real Estate		Real Estate
Credit	Construction		Other		Total
Grade	12/31/14	12/31/13	12/31/14	12/31/13	12/31/14	12/31/13
Pass	$4,214	$3,246	$17,951	$14,445	$22,165	$17,691
6	0	0	0	142	0	142
7	0	130	18	843	18	973
8	0	0	0	0	0	0
Total	$4,214	$3,376	$17,969	$15,430	$22,183	$18,806

Consumer Credit Exposure (dollar amount in thousands)

Credit risk by credit worthiness category

	Consumer		Consumer		Consumer
Credit	Equity		Auto		Other		Total
Grade	12/31/14	12/31/13	12/31/14	12/31/13	12/31/14	12/31/13	12/31/14	12/31/13
Pass	$17,987	$18,304	$4,650	$5,175	$8,616	$10,848	$31,253	$34,327
6	0	0	0	0	0	0	0	0
7	199	530	0	3	8	4	207	537
8	0	0	0	0	0	0	$0	$0
Total	$18,186	$18,834	$4,650	$5,178	$8,624	$10,852	$31,460	$34,864

40.

NOTE 5 SUMMARY OF IMPAIRED LOANS

Loans evaluated for impairment include loans classified as troubled debt restructurings and non-performing multi-family, commercial and construction loans. The following tables set forth certain information regarding the Corporation’s impaired loans, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary at December 31, 2014, 2013 and 2012.

(Dollar amounts in thousands)		Unpaid
	Recorded	Principal	Related
December 31, 2014	Investment	Balance	Allowance
With no related allowance recorded:
Commercial operating	$0	$0	$0
Commercial real estate, 1-4 family	0	0	0
Commercial real estate, other	1,942	1,942	0
Subtotal	1,942	1,942	0

With an allowance recorded:
Commercial operating	797	919	128
Commercial real estate, 1-4 family	1,614	1,614	132
Commercial real estate, other	1,475	1,475	42
Subtotal	3,886	4,008	302

Total	$5,828	$5,950	$302

		Unpaid
	Recorded	Principal	Related
December 31, 2013	Investment	Balance	Allowance
With no related allowance recorded:
Commercial operating	$66	$66	$0
Commercial real estate, 1-4 family	54	54	0
Commercial real estate, other	6,876	6,876	0
Subtotal	6,996	6,996	0

With an allowance recorded:
Commercial operating	967	967	111
Commercial real estate, 1-4 family	1,679	1,679	232
Commercial real estate, other	1,282	1,282	181
Subtotal	3,928	3,928	524

Total	$10,924	$10,924	$524

		Unpaid
	Recorded	Principal	Related
December 31, 2012	Investment	Balance	Allowance
With no related allowance recorded:
Commercial operating	$234	$234	$0
Commercial real estate, 1-4 family	92	92	0
Commercial real estate, other	5,820	5,820	0
Subtotal	6,146	6,146	0

With an allowance recorded:
Commercial operating	925	925	107
Commercial real estate, 1-4 family	1,732	1,732	248
Consumer real estate, other	3,253	3,253	202
Subtotal	5,910	5,910	557

Total	$12,056	$12,056	$557
41.

Impaired loans with no related allowance recorded at December 31, 2014, decreased 72.2% or $5,054,000 from year-end 2013, while loans with a specified reserve decreased 1.1% or $42,000. Impaired loans with no related allowance recorded at December 31, 2013, increased 13.8% or $850,000 from year-end 2012, while loans with a specified reserve decreased 33.5% or $1,982,000. Total impaired loans of $5,828,000 at December 31, 2014, decreased 46.7% or $5,096,000 from $10,924,000 at December 31, 2013. Impaired loans decreased 9.4% or $1,132,000 to $10,924,000 at December 31, 2013 from impaired loans of $12,056,000 at December 31, 2012. The decrease in impaired loans during 2014 was primarily due to an upgrade and removal from TDR status of one commercial credit of $2,108,000 and the transfer of foreclosed property from three loans in the amount of $2,220,000 to OREO. At the time of transfer, the loan balances were adjusted through charges to the allowance for loan losses in the amount of $237,000. The specified reserve related to impaired loans totaled $302,000 at December 31, 2014, compared to $524,000 at December 31, 2013 and $557,000 at December 31, 2012.

The following tables present the average recorded investment in impaired loans and the amount of interest income recognized on a cash basis for impaired loans after impairment by portfolio segment and class for the periods indicated. (All dollar amounts reported in thousands)

	No Related		With Related
	Allowance Recorded		Allowance Recorded		Total
	Average	Total Interest	Average	Total Interest	Average	Total Interest
	Recorded	Income	Recorded	Income	Recorded	Income
	Investment	Recognized	Investment	Recognized	Investment	Recognized
December 31, 2014
Commercial:
Operating	$0	$0	$821	$8	$821	$8
Real estate, 1-4 family	0	0	1,649	68	1,649	68
Real estate, other	3,610	158	1,526	94	5,136	252
Total	$3,610	$158	$3,996	$170	$7,606	$328

December 31, 2013
Commercial:
Operating	$66	$3	$990	$8	$1,056	$11
Real estate, 1-4 family	54	2	1,696	63	1,750	65
Real estate, other	6,125	145	1,300	14	7,425	159
Total	$6,245	$150	$3,986	$85	$10,231	$235

December 31, 2012
Commercial:
Operating	$181	$9	$346	$28	$527	$37
Real estate, 1-4 family	52	0	1,017	39	1,069	39
Real estate, other	5,144	311	3,342	48	8,486	359
Total	$5,377	$320	$4,705	$115	$10,082	$435

42.

NOTE 6 TROUBLED DEBT RESTRUCTURINGS

A modification of a loan constitutes a troubled debt restructured loan when a borrower is experiencing financial difficulty and the modification constitutes a concession. The Corporation offers various types of concessions when modifying a loan. Concessionary modifications may include, but are not limited to, delays in required payments of principal and interest for a specified period, reduction of the stated interest rate of the loan, reduction of accrued interest, extension of the maturity date or reduction of the face amount or maturity amount of the debt. A concession has been granted when, as a result of the restructuring, the Corporation does not expect to collect all amounts due, including interest at the original stated rate.

Similar to other impaired loans, TDRs are measured for impairment based on the present value of expected payments using the loan’s original effective interest rate as the discount rate, or the fair value of the collateral, less selling costs if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, impairment is recognized by establishing a valuation allowance as part of the allowance for loan losses or a charge-off to the allowance for loan losses. In periods subsequent to the modification, all TDRs are evaluated individually, including those that have payment defaults, for possible impairment.

There have been no financing receivables modified as troubled debt restructurings during the twelve months ended December 31, 2014. The following table summarizes information relative to loan modifications determined to be troubled debt restructurings during the twelve months ended December 31, 2013.

		Outstanding	Unpaid
(Dollar amounts in thousands)	Number	Recorded	Principal
	of TDRs	Investment	Balance
December 31, 2013
Commercial real estate, 1-4 family	1	713	713
Commercial real estate, other	2	1,228	1,228
Total	3	$1,941	$1,941

The Corporation had one commercial real estate loan with a recorded investment of $1,101,000 that had been restructured in a TDR during the previous twelve months and has subsequently defaulted in 2014. In addition, there are no commitments to lend additional funds to borrowers that are classified as troubled debt restructurings at December 31, 2014.

NOTE 7 AGE ANALYSIS OF PAST DUE FINANCING RECEIVABLES

The following table presents the aging of the recorded investment in loans by past due category and class of loans at December 31, 2014 and 2013 (dollar amounts in thousands).

							Recorded
	30-59	60-89	> 90			Total	Investment
	Days	Days	Days	Total		Financing	> 90 Days
December 31, 2014	Past Due	Past Due	Past Due	Past Due	Current	Receivables	and Accruing
Commercial
Operating	$0	$0	$673	$673	$33,216	$33,889	$0
Agricultural	0	0	0	0	46,022	46,022	0
Real estate, 1-4 fam	0	0	0	0	40,476	40,476	0
Real estate, other	33	0	36	69	105,052	105,121	0
Real Estate
Construction	0	0	0	0	4,214	4,214	0
Other	20	14	0	34	17,935	17,969	0
Consumer
Equity	0	40	33	73	18,113	18,186	0
Auto	0	0	0	0	4,650	4,650	0
Other	15	0	8	23	8,601	8,624	0
Total	$68	$54	$750	$872	$278,279	$279,151	$0

43.

							Recorded
	30-59	60-89	> 90			Total	Investment
	Days	Days	Days	Total		Financing	> 90 Days
December 31, 2013	Past Due	Past Due	Past Due	Past Due	Current	Receivables	and Accruing
Commercial Operating	$946	$0	$87	$1,033	$32,275	$33,308	$0
Agricultural	0	0	0	0	41,007	41,007	0
Real estate, 1-4 fam	31	13	54	98	42,358	42,456	0
Real estate, other	60	0	1,121	1,181	98,346	99,527	0
Real Estate
Construction	0	0	0	0	3,376	3,376	0
Other	24	0	130	154	15,276	15,430	0
Consumer
Equity	14	1	343	358	18,476	18,834	0
Auto	0	0	0	0	5,178	5,178	0
Other	60	4	0	64	10,788	10,852	0
Total	$1,135	$18	$1,735	$2,888	$267,080	$269,968	$0

NOTE 8 FINANCING RECEIVABLES ON NONACCRUAL STATUS

The following table summarizes loans (in thousands) on nonaccrual status at December 31, 2014 and 2013.

	December 31, 2014	December 31, 2013

Commercial operating	$673	$949
Commercial real estate, 1-4 family	179	278
Commercial real estate, other	69	1,286

Real estate, other	18	137

Consumer, equity	99	358
Consumer, auto	0	3
Consumer, other	23	4
Total	$1,061	$3,015

NOTE 9 PREMISES AND EQUIPMENT

Year-end premises and equipment (in thousands) were as follows:

	2014	2013
Land	$916	$1,105
Buildings	7,244	9,001
Furniture and equipment	4,941	4,806
Construction in process	4	145
Total	13,105	15,057
Accumulated depreciation	7,037	7,918
Premises and equipment, net	$6,068	$7,139

Depreciation expense charged to operations was $580,000, $597,000, and $658,000 for the years ended December 31, 2014, 2013 and 2012, respectively. In the fourth quarter of 2014, the Corporation entered into an agreement to sell one of its full-service banking offices. No loans or deposits were sold in connection with this transaction. The sale will close in the first quarter of 2015 and at that time all personnel as well as all loan and deposit accounts will be merged into an existing branch office in that marketplace. The branch’s book value of $1,178,000, net of the accrued loss on the sale of $71,000, which includes costs to sell of $22,000, was transferred to assets held for sale at year-end 2014, with the loss on the sale charged against income.

44.

NOTE 10 TIME DEPOSITS

At December 31, 2014, scheduled maturities of time deposits (in thousands) were as follows:

2015	$62,464
2016	18,520
2017	7,662
2018	7,849
2019	7,189
2020 and thereafter	2,715
$106,399

NOTE 11 FHLB ADVANCES

FHLB advances (in thousands) consisted of the following at year-end:

	Current
	Interest
Interest rate as of December 31,	Rate	2014	2013
FHLB fixed rate advance, with monthly principal and interest payments; due July 2027	2.14%	$1,692	$1,808

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of the Federal Home Loan Bank of Cincinnati. FHLB advances are collateralized by all shares of FHLB stock owned by the Bank and by the Bank’s qualified mortgage loans. At December 31, 2014, the loans pledged for FHLB advances had a carrying value of $45,283,000.

NOTE 12 INCOME TAXES

The provision for income taxes (in thousands) consists of:

	2014	2013	2012
Current provision	$1,443	$1,522	$1,378
Deferred provision (benefit)	(12)	(251)	(201)
Total income tax expense	$1,431	$1,271	$1,177

Year-end deferred tax assets and liabilities (in thousands) consist of:

Items giving rise to deferred tax assets	2014	2013
Allowance for loan losses in excess of tax reserve	$1,070	$1,144
Deferred compensation	346	304
Restricted stock awards	39	31
Nonaccrual loan interest	27	15
Deferred loan fees and costs	49	7
Accrued expenses and other	11	1
Total	1,542	1,502

Items giving rise to deferred tax liabilities
Depreciation	(333)	(220)
FHLB stock dividend	(309)	(309)
Unrealized gain on securities available for sale	(132)	(178)
Prepaid expenses and other	(47)	(132)
Total	(821)	(839)
Net deferred tax asset	$721	$663

45.

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	2014	2013	2012
Tax at statutory rates	$1,607	$1,471	$1,399
Increase (decrease) in tax resulting from:
Tax exempt income	(179)	(199)	(246)
Other	3	(1)	24
Total income tax expense	$1,431	$1,271	$1,177

The Corporation had no reportable income tax expense pertaining to security gains for 2014, 2013 or 2012.

NOTE 13 STOCK-BASED COMPENSATION

The Corporation has two share-based compensation plans in existence, the 1997 Stock Option Plan (expired but having outstanding options that may still be executed) and the 2009 Incentive Stock Option Plan, which is described below.

The Corporation’s 2009 Incentive Stock Option Plan, is a shareholder approved plan that permits the granting of stock options, restricted stock and certain other stock-based awards to selected key employees on a periodic basis at the discretion of the board. The plan authorizes the issuance of up to 150,000 shares of common stock of which 55,250 shares are available for issuance at December 31, 2014. Option awards are granted with an exercise price equal to the market price of the Corporation’s stock at the date of grant and have an expiration period of ten years.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model that uses the assumptions noted in the table below. Expected volatilities are based on several factors including historical volatility of the Corporation’s common stock, implied volatility determined from traded options and other factors. The Corporation uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected term of the options is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected dividend yield is based on the Corporation’s expected dividend yield over the life of the options.

The fair value of options granted in 2014 and 2013 was determined using the following weighted-average assumptions as of the date of grant.

	2014	2013	2012
Dividend yield	3.15%	3.17%	3.20%
Risk-free interest rate	2.04%	2.00%	1.15%
Expected volatility	22.59%	23.00%	23.62%
Weighted average expected life	8 years	8 years	8 years
Weighted average per share fair value of options	$4.11	$3.63	$3.01

In the third quarter of 2014, 11,000 stock options were granted, subject to a three-year vesting period with one third of the options vesting each year on the anniversary date of the grant.

Intrinsic value represents the amount by which the fair market value of the Corporation’s stock, $27.50 at December 31, 2014, exceeds the exercise price of the stock options. At December 31, 2014, the aggregate intrinsic value of stock options outstanding and exercisable was $654,000 and $539,000, respectively, compared to an aggregate intrinsic value of $382,000 and $317,000 at December 31, 2013.

46.

The following table summarizes stock option activity for the years ended December 31, 2014, 2013 and 2012.

	2014		2013		2012
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	62,550	$16.63	54,630	$15.83	40,330	$14.45
Granted	11,000	24.47	9,950	21.35	15,200	19.28
Exercised	(3,575)	12.85	(900)	12.30	(500)	12.30
Expired	0	0	(1,130)	22.75	0	0
Forfeited	(600)	15.79	0	0	(400)	12.30
Outstanding at year-end	69,375	$18.08	62,550	$16.63	54,630	$15.83
Options exercisable at year-end	46,775	$15.99	39,201	$14.69	29,199	$14.01
Weighted average fair value of options granted during the year	$4.11		$3.63		$3.01

The fair value of options granted is amortized as compensation expense, recognized on a straight-line basis over the vesting period of the respective stock option grant. Compensation expense related to employees is included in personnel expense while compensation expense related to directors is included in other operating expense. The Corporation recognized compensation expense of $39,000 for the year ended December 31, 2014, related to the awards of nonrestricted stock options compared to $34,000 and $30,000 for the same periods in 2013 and 2012, respectively. At December 31, 2014, the Corporation had $67,000 of unrecognized compensation expense related to nonrestricted stock options. This remaining cost is expected to be recognized over a weighted average vesting period of approximately 24.4 months. The fair value of nonrestricted stock options vesting during 2014 was $225,000, compared to $204,000 and $178,000 during 2013 and 2012, respectively.

The following is a summary of outstanding and exercisable stock options at December 31, 2014:

	Number	Weighted Average	Number
	Of Shares	Remaining	Of Shares
Exercise Price	Outstanding	Contractual Life	Exercisable
$26.75	1,000	1.00 years	1,000
12.30	12,250	4.62 years	12,250
13.25	10,700	5.62 years	10,700
17.40	9,800	6.62 years	9,800
19.28	14,675	7.53 years	9,709
21.35	9,950	8.61 years	3,316
24.47	11,000	9.63 years	0
Total	69,375	6.98 years	46,775

The following table summarizes information about the Corporation’s nonvested stock option activity for the year ended December 31, 2014:

	Number	Weighted
	Of	Average
Nonvested Options	Options	Price
Nonvested options at January 1, 2014	23,349	$19.90
Granted	11,000	24.47
Vested	(11,649)	19.34
Forfeited	(100)	19.28
Nonvested options at December 31, 2014	22,600	$22.41

47.

In the third quarter of 2014, the Corporation granted 3,950 shares of restricted stock awards with a total grant date fair value of $97,000. The fair value of restricted stock is equal to the fair market value of the Corporation’s common stock on the date of grant. Restricted stock awards are recorded as unearned compensation, a component of shareholders’ equity, and amortized to compensation expense over the vesting period. The Corporation recognized compensation expense of $88,000 for the year ended December 31, 2014, related to restricted stock grants compared to $62,000 and $41,000 for the same periods in 2013 and 2012, respectively. At December 31, 2014 the Corporation had $168,000 of unrecognized compensation expense relating to restricted stock awards. This remaining cost is expected to be recognized over a weighted average vesting period of approximately 24.4 months.

The following table summarizes restricted stock activity for the year ended December 31, 2014.

		Weighted
	Nonvested	Average
	Number of	Grant Date
Restricted Stock	Shares	Fair Value
Nonvested balance at January 1, 2014	12,700	$19.83
Granted	3,950	24.47
Vested	(3,750)	17.40
Forfeited/expired	0	0.00
Nonvested balance at December 31, 2014	12,900	$21.95

NOTE 14 BENEFIT PLANS

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of twenty-one and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation). In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation’s matching and discretionary contributions were $103,000, $106,000 and $108,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

At December 31, 2014, the Corporation has agreements with two former executive officers to provide postretirement benefits including split dollar life insurance arrangements and deferred compensation. The Corporation’s future obligations under the agreements have been provided for through the single purchase of split dollar life insurance policies on the executives. The Corporation has a liability recorded for the present value of the future benefits of approximately $348,000 and $328,000 at December 31, 2014 and 2013, respectively. The Corporation recognized expense in connection with these benefits of $23,000, $22,000 and $21,000 for the years ended December 31, 2014, 2013 and 2012, respectively.

The Corporation has deferred director fee arrangements with certain directors and executive officers. The amounts deferred under the arrangements are invested in the Corporation’s common stock and are maintained in a rabbi trust. The Corporation had 55,360 and 50,777 shares in the plan with a related obligation of $1,022,000 and $910,000 established within stockholders’ equity as of December 31, 2014 and 2013, respectively.

NOTE 15 COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Some financial instruments are used in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit that involve, to varying degrees, credit and interest-rate risk in excess of the amount reported in the financial statements.

48.

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

The following is a summary of commitments to extend credit (in thousands) at year-end:

	2014	2013
Commitments to extend commercial credit	$25,398	$22,628
Commitments to extend consumer credit	11,293	11,599
Standby letters of credit	47	124
	$36,738	$34,351

Fixed rate	$9,223	$7,783
Variable rate	27,515	26,965
	$36,738	$34,748

At year-end 2014, the fixed rate commitments had a range of rates from 2.18% to 25.00%, with a weighted average term to maturity of 38.3 months. At year-end 2013, the fixed rate commitments had a range of rates from 2.15% to 25.00%, with a weighted average term to maturity of 52.5 months.

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

49.

In 2013 the federal banking agencies issued revisions to the existing capital rules to incorporate certain changes to the Basel capital framework, including Basel III and other elements. The intent is to strengthen the definition of regulatory capital, increase risk-based capital requirements, and make selected changes to the calculation of risk-weighted assets. Beginning January 1, 2015, banks transitioned to the new rules and will report results with the first call report of 2015. As part of the new rules there are several provisions affecting the Corporation, such as the implementation of a new common tier ratio, the start of a capital conservation buffer, and increased prompt corrective action capital adequacy thresholds. The Corporation’s management believes that the Corporation and the Bank will be able to meet targeted capital ratios upon implementation of the revised requirements, as finalized.

At year-end 2014, actual capital levels and minimum required levels for the Bank were as follows:

			Minimum Required		Minimum Required
(Dollars in thousands)			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
December 31, 2014	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$36,667	13.1%	$22,431	8.0%	$28,039	10.0%
Tier 1 capital (to risk-weighted assets)	$33,154	11.8%	$11,216	4.0%	$16,824	6.0%
Tier 1 capital (to average assets)	$33,154	10.1%	$13,169	4.0%	$16,461	5.0%

At year-end 2013, actual capital levels and minimum required levels, for the Bank were as follows:

			Minimum Required		Minimum Required
(Dollars in thousands)			For Capital		To Be Well
	Actual		Adequacy Purposes		Capitalized
December 31, 2013	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$33,968	12.6%	$21,507	8.0%	$26,884	10.0%
Tier 1 capital (to risk-weighted assets)	$30,595	11.4%	$10,754	4.0%	$16,130	6.0%
Tier 1 capital (to average assets)	$30,595	9.8%	$12,508	4.0%	$15,635	5.0%

Based on the most recent notifications from its regulators, the Bank has been categorized as “well-capitalized” at December 31, 2014 and 2013. Management is not aware of any conditions or events since its last notification that would affect the Bank’s “well-capitalized” status.

Dividend payments to the holding company by its subsidiaries are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. Ohio law prohibits the Bank, without the prior approval of the Ohio Division of Financial Institutions, from paying dividends in an amount greater than the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years. The payment of dividends by any financial institution or its holding company is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be under-capitalized. As described above, the Bank exceeded its minimum capital requirements under applicable guidelines at year-end. The amount of dividends available to the Corporation from the Bank at December 31, 2014, was approximately $14,236,000.

50.

NOTE 17 RELATED PARTY TRANSACTIONS

Certain directors, executive officers and principal shareholders of the Corporation, including their immediate families and companies in which they are principal owners, were loan customers during 2014 and 2013. The following is a summary of the activity on these borrower relationships (in thousands):

2014
Beginning balance	$2,713
New loans and advances	0
Change in status	(467)
Payments	(240)
Ending balance	$2,006

Deposit accounts of directors and executive officers of the Corporation totaled $5,260,000 and $5,890,000 at December 31, 2014 and 2013, respectively.

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

State and political subdivisions

The Corporation obtains fair value measurements from a third party vendor that utilizes market valuation models maintained by a team of experienced evaluators and methodologists. Evaluators build internal yield curves, which are adjusted throughout the day based on trades and other pertinent market information. The criteria used to generate these curves and to arrive at the current day’s evaluations are based primarily on factors such as:

•	Established trading spreads between similar issuers or credits.
•	Historical trading spreads over widely accepted market benchmarks.
•	New issue scales.
•	Market information from third party sources, such as reportable trades, broker-dealers, trustees/paying agents, issuers or from information prepared by an internal credit analysis department or by internally reviewing market sector correlations.

Evaluators apply this information to bond sectors and individual bond evaluations are then extrapolated. Within a given sector, evaluators have the ability to make daily spread adjustments for various attributes that include, but are not limited to, discounts, premiums, credit, alternative minimum tax (“AMT”), use of proceeds and callability. Analysts evaluate municipal securities backed by insurance, letters of credit, etc. When a municipal bond obtains insurance or other credit enhancements, a public rating is usually applied to the bond that is equal to the higher of (i) the published underlying rating or (ii) the rating of the bond insurer, guarantor or other credit enhancing entity’s rating. Certain insured bonds with no published underlying ratings may receive an internal credit assessment. Evaluators may use internal credit ratings as an input in the evaluation process. The weight placed on internal credit ratings in the evaluation process may vary from one municipal security to another depending on the availability of other market data.

51.

Multiple quality control evaluation processes review available market, credit and deal level information to support the evaluation of securities, such as:

•	Explanations required for all high yield municipal security evaluations adjusted on a per security basis.
•	Explanations required for all high grade municipal security evaluation adjustments that break an internal tolerance level.
•	Daily review of market information and data changes (including ratings) that may have an impact on evaluations.
•	Review of unchanged evaluations and other applicable data.
•	Daily review of category adjustments to confirm directional moves are tracking daily market movements.
•	Daily reviews by managers of tolerance reports and of evaluator checklists to confirm processes are being followed.
•	Monthly management reviews of evaluator work samples (tolerance reports, client challenges and other evaluation-related matters).

U.S. Government and federal agencies and mortgage-backed securities

For agency/CMOs, depending upon the characteristics of a given tranche, a volatility-driven, multi-dimensional spread table based, single cash flow stream model or an option-adjusted spread (“OAS”) model is used. If call information is available, the pricing model computes both a yield to call and a yield to maturity to derive an evaluated price for the bond by assuming the most probable scenario. Alternatively, the evaluator may utilize market conventions if different from model-generated assumptions.

A team of experienced fixed income evaluators and methodologists closely monitor the structured product markets, interest rate movements, new issue information and other pertinent data. Evaluations of tranches (volatile and non-volatile) are based on the interactive data model’s interpretation of accepted market modeling, trading and pricing conventions. The interactive data model determines tranche evaluations in four steps:

1.	Cash flows are generated with the deal files to determine principal and interest payments along with an average life.

2.	Spreads/yields are determined for non-volatile fixed and floating-rate issues.

•	For agency/GSE CMOs, the model takes the average life for each tranche and matches it to the yield of the nearest point on either the swap curve or the “I” Treasury curve. It then uses that benchmark yield as the base yield.

•	Floating-rate issues are evaluated by a discount margin (DM) calculation. The DM measures the difference between the yield of the issue (at an assumed speed and current index) and the current value of the index over which the security resets.

3.	Spreads are based on tranche characteristics such as average life, tranche type, tranche volatility, underlying collateral and the performance of the collateral and prevailing market conditions. Floating-rate issues take life caps into account.

4.	The appropriate tranche spread or DM is applied to the corresponding benchmark. This value is then used to discount the cash flows to generate an evaluated price.

52.

The following table presents information about the Corporation’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013, and the valuation techniques used by the Corporation to determine those fair values.

	Quoted Prices in	Significant	Significant
(Dollars in thousands)	Active Markets	Observable	Unobservable
	For Identical	Inputs	Inputs
	Assets (Level 1)	(Level 2)	(Level 3)	Balance
December 31, 2014
Assets
U.S. Government Agency securities	$0	$1,965	$0	$1,965
State and political subdivisions	0	6,596	0	6,596
Mortgage-backed securities	0	2,466	0	2,466
Total Assets	$0	$11,027	$0	$11,027

Liabilities	$0	$0	$0	$0

December 31, 2013
Assets
U.S. Government Agency securities	$0	$1,940	$0	$1,940
State and political subdivisions	0	8,819	0	8,819
Mortgage-backed securities	0	3,182	0	3,182
Total Assets	$0	$13,941	$0	$13,941

Liabilities	$0	$0	$0	$0

Securities characterized as having Level 2 inputs generally consist of obligations of U.S. Government and federal agencies, government-sponsored organizations and obligations of state and political subdivisions. There were no transfers in or out of Levels 1 and 2 for the year ended December 31, 2014.

The Corporation also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. These assets consist primarily of impaired loans and other real estate owned (“OREO”).

The following table presents financial assets and liabilities measured on a nonrecurring basis.

Fair Value Measurements at Reporting Date

	Balance at
(In thousands)	December 31,	Level 1	Level 2	Level 3
2014
Impaired loans	$5,526	$0	$0	$5,526
Real estate acquired through foreclosure	2,220	0	0	2,220

2013
Impaired loans	$10,400	$0	$0	$10,400
Real estate acquired through foreclosure	20	0	0	20

Loans considered impaired under ASC 310-10-35, receivables, are loans for which, based on current information and events, it is probable that the Corporation will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans can be measured based on the present value of expected payments using the loan’s original effective rate as the discount rate, the loan’s observable market price or the fair value of the collateral less selling costs if the loan is collateral dependent.

53.

The fair value of impaired loans were primarily measured based on the value of the collateral securing these loans. Impaired loans are classified within level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable. The Corporation determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be discounted further based on management’s historical knowledge, changes in market conditions from the date of the most recent appraisal and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are subject to nonrecurring fair value adjustments to reflect (1) partial write downs that are based on the observable market price or current appraised value of the collateral, or (2) the full charge-off of the loan carrying value.

Included in the impaired balance at December 31, 2014 were troubled debt restructured loans with a balance of $4,557,000 having specified reserves of $263,000.

Other real estate owned, consisting of properties obtained through foreclosure or in satisfaction of loans, are initially recorded at the lower of the loan’s carrying amount or the fair value less costs to sell upon transfer of the loans to OREO. Subsequently, other real estate owned is carried at the lower of carrying value or fair value less costs to sell. Fair values are generally based on third party appraisals of the property and are classified within level 3 of the fair value hierarchy. Appraisals are sometimes further discounted based on management’s expertise and knowledge of the customer and the customer’s business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less costs to sell, a loss is recognized in noninterest expense. Additionally, any operating costs incurred after acquisition are also expensed.

The tables below present the estimated fair values of the Corporation’s financial instruments for the periods indicated.

			Quoted Prices	Significant
			In Active	Other	Significant
(Dollar amounts in thousands)			Markets for	Observable	Unobservable
	Carrying	Estimated	Identical Assets	Inputs	Inputs
December 31, 2014	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Cash equivalents and federal funds sold	$27,151	$27,151	$27,151	$0	$0
Securities available for sale	11,027	11,027	0	11,027	0
Other investment securities	2,209	2,209	0	0	2,209
Loans, net of allowance for loan loss	275,025	291,274	0	0	291,274
Accrued interest receivable	1,334	1,334	0	0	1,334

Financial Liabilities:
Noninterest-bearing deposits	$(50,350)	$(50,350)	$(50,350)	$0	$0
Interest-bearing deposits	(142,022)	(142,022)	0	(142,022)	0
Time deposits	(106,399)	(106,283)	0	(106,283)	0
FHLB advances	(1,692)	(1,374)	0	(1,374)	0
Accrued interest payable	(51)	(51)	0	0	(51)

54.

			Quoted Prices	Significant
			In Active	Other	Significant
(Dollar amounts in thousands)			Markets for	Observable	Unobservable
	Carrying	Estimated	Identical Assets	Inputs	Inputs
December 31, 2013	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Cash equivalents and federal funds sold	$18,119	$18,119	$18,119	$0	$0
Securities available for sale	13,941	13,941	0	13,941	0
Other investment securities	2,259	2,259	0	0	2,259
Loans, net of allowance for loan loss	265,625	268,060	0	0	268,060
Accrued interest receivable	1,198	1,198	0	0	1,198

Financial Liabilities:
Noninterest-bearing deposits	$(48,935)	$(48,935)	$(48,935)	$0	$0
Interest-bearing deposits	(144,733)	(144,733)	0	(144,733)	0
Time deposits	(87,640)	(85,771)	0	(85,771)	0
Federal funds purchased	(1,757)	(1,757)	0	(1,757)	0
FHLB advances	(1,808)	(1,477)	0	(1,477)	0
Accrued interest payable	(56)	(56)	0	0	(56)

The following describes the valuation methodologies used by management to measure financial assets and liabilities at fair value. Where appropriate, the description includes information about the valuation models and key inputs to those models.

•	Cash equivalents and federal funds sold - The carrying value of cash, amounts due from banks and federal funds sold assumed to approximate fair value.

•	Investment securities – Fair value is based on quoted market prices in active markets for identical assets or similar assets in active markets. If quoted market prices are not available, with the assistance of an independent pricing service, management’s fair value measurements consider observable data which may include market maker bids, quotes and pricing models. Inputs to the pricing models include recent trades, benchmark interest rates, spreads and actual and projected cash flows.

•	Other investment securities – principally consists of investments in Federal Home Loan Bank stock, which has limited marketability and is carried at cost.

•	Loans – The loan portfolio includes adjustable and fixed-rate loans, the fair value of which is estimated using discounted cash flow analyses. To calculate discounted cash flows, the loans are aggregated into pools of similar types and expected repayment terms. The expected cash flows were based on historical prepayment experiences and estimated credit losses for non-performing loans and were discounted using current rates at which similar loans would be made to borrowers with similar credit ratings and similar remaining maturities. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

•	Accrued interest receivable – The carrying value of accrued interest receivable approximates fair value due to the short-term duration.

•	Noninterest-bearing deposits – The fair value of noninterest-bearing demand deposits, which have no stated maturity, were considered equal to their carrying amount, representing the amount payable on demand.

•	Interest-bearing deposits – The fair value of demand, money market and savings deposits, which have no stated maturity, were considered equal to their carrying amount, representing the amount payable on demand.

•	Time deposits – The fair value for fixed-rate time deposits is estimated using a discounted cash flow calculation that applies interest rates currently being offered for time deposits with similar terms and similar remaining maturities.

•	Federal funds purchased – The carrying value of federal funds borrowed is assumed to approximate fair value.
55.

•	FHLB advances – The fair value of long-term debt was estimated using a discounted cash flow calculation which utilizes the interest rates currently offered for borrowings of similar remaining maturities.

•	Accrued interest payable – The carrying value of accrued interest payable approximates fair value due to the short-term duration.

•	Other financial instruments – The fair value of other financial instruments, including loan commitments and unused letters of credit, is based on discounted cash flow analysis and is not material.

NOTE 19 EARNINGS PER SHARE

Weighted average shares used in determining basic and diluted earnings per share for the year ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Weighted average shares outstanding during the period	1,186,439	1,175,220	1,166,866
Dilutive effect of stock options	19,908	13,169	10,899
Weighted average shares considering dilutive effect	1,206,347	1,188,389	1,177,765

Anti-dilutive stock options not considered in computing diluted earnings per share	1,000	10,950	2,130

NOTE 20 PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.

CONDENSED BALANCE SHEETS

December 31, 2014 and 2013

(Dollars in thousands)

	2014	2013
ASSETS
Cash on deposit with subsidiary	$407	$249
Investment in common stock of subsidiaries	33,415	30,956
Other assets	500	404
Total assets	$34,322	$31,609

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities	$96	$21
Shareholders’ equity	34,226	31,588
Total liabilities and shareholders’ equity	$34,322	$31,609

56.

CONDENSED STATEMENTS OF INCOME

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands)

	2014	2013	2012
INCOME
Dividends from Bank subsidiary	$843	$718	$601
Total income	843	718	601

EXPENSES
Professional fees	48	35	31
Other	96	102	97
Total expenses	144	137	128

Tax benefit	(49)	(46)	(44)
Income before equity in undistributed earnings of subsidiaries	748	627	517
Equity in undistributed earnings of subsidiaries	2,548	2,428	2,421

NET INCOME	$3,296	$3,055	$2,938

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands)

	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,296	$3,055	$2,938
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed earnings of subsidiaries	(2,548)	(2,428)	(2,421)
Stock-based compensation	127	96	71
Other	(20)	(39)	(38)
Net cash from operating activities	855	684	550

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash from investing activities	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Treasury stock issued for deferred compensation plan	61	69	83
Treasury stock issued under stock option plans	33	12	6
Common stock issued for deferred compensation plan	40	0	0
Common stock issued for stock option plans	12	0	0
Cash dividends paid	(843)	(718)	(601)
Net cash from financing activities	(697)	(637)	(512)

Net change in cash	158	47	38
Cash at beginning of period	249	202	164
Cash at end of period	$407	$249	$202

57.

NOTE 21 QUARTERLY INFORMATION (Unaudited)

The following quarterly information (in thousands, except per share data) is provided for the three-month periods ending as follows:

2014	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,504	$3,569	$3,715	$3,693
Total interest expense	224	215	215	228
Net interest income	$3,280	$3,354	$3,500	$3,465
Provision for loan losses	151	110	26	22
Net income	$759	$865	$859	$813

Basic earnings per common share	0.64	0.73	0.72	0.69
Diluted earnings per common share	0.63	0.72	0.71	0.67

2013	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,357	$3,516	$3,560	$3,612
Total interest expense	339	307	281	249
Net interest income	$3,018	$3,209	$3,279	$3,363
Provision for loan losses	22	129	138	242
Net income	$685	$773	$792	$805

Basic earnings per common share	0.59	0.66	0.67	0.68
Diluted earnings per common share	0.58	0.65	0.66	0.68

58.

SHAREHOLDER INFORMATION

While there is no established public trading market for our common stock, our shares are currently quoted in the inter-dealer quotation or “over-the-counter,” marketplace under the trading symbol “CMOH.” Over-the-counter securities are generally considered to be any equity securities not otherwise listed on a national exchange, such as NASDAQ, NYSE or Amex. The principal over-the-counter market is operated by OTC Markets Group, Inc. (formerly Pink OTC Markets Inc.), which provides quotes for the Company on its middle tier, the OTCQB. All OTCQB companies are reporting with the SEC or a U.S. banking regulator, but there are no financial or qualitative standards to be in this tier. Current quotations, historical data and reports are available on-line at FINANCE.YAHOO.COM by searching for CMOH, with values provided by Commodity Systems, Inc. (CSI).

	Dividends
2014	Declared	Low Bid	High Bid
Three months ended March 31	$0.165	$22.30	$25.38
Three months ended June 30	0.165	23.75	24.59
Three months ended September 30	0.190	24.25	29.00
Three months ended December 31	0.190	26.75	29.00

	Dividends
2013	Declared	Low Bid	High Bid
Three months ended March 31	$0.140	$18.90	$21.88
Three months ended June 30	0.140	20.00	21.98
Three months ended September 30	0.165	20.55	22.88
Three months ended December 31	0.165	20.33	22.68

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,193,078 outstanding shares of common stock held by approximately 1,452 shareholders as of December 31, 2014. The Corporation paid cash dividends in March, June, September and December totaling $0.710 per share in 2014 and $0.610 per share in 2013.

For a discussion of certain regulatory restrictions limiting the payment of dividends, please see Note 16 to the audited financial statements provided herewith.

59.

COMMERCIAL BANCSHARES, INC.

DIRECTORS EMERITUS

B. E. Beaston

Edwin G. Emerson

Frederick Reid

William E. Ruse

William A. Sheaffer

Michael A. Shope

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

Steven M. Strine, Executive Vice President, Chief Lending Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

Registrar and Transfer Company

Attn: Investor Relations

10 Commerce Drive

Cranford, NJ 07016

1-800-368-5948

E-Mail: info@rtco.com

Website: www.rtco.com

ANNUAL MEETING

The annual shareholders’ meeting will be held Thursday, May 21, 2015 at 4:30 p.m. in the main office of the Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

60.

COMMERCIAL BANCSHARES, INC.

BOARD OF DIRECTORS

Stanley K. Kinnett – Chairman	President and CEO, Dixie-Southern
Bradenton, Florida

Daniel E. Berg – Vice Chairman	Director of Operations, Tower International
Livonia, Michigan

Robert E. Beach	President and CEO of Commercial
Bancshares, Inc. and the Commercial
Savings Bank, Upper Sandusky, Ohio

J. William Bremyer	Foot and Ankle Surgery
Mercy Health Systems, Tiffin, Ohio
Blanchard Valley Medical Center, Findlay, Ohio

Lynn R. Child	Chairman and Co-Founder, CentraComm
Communications, Ltd., and CEO, Aardvark, Inc.
Findlay, Ohio

Mark Dillon	President and CEO, Fairborn USA, Inc.
Upper Sandusky, Ohio

Deborah J. Grafmiller	State Certified General Appraiser
Professional Appraisal Services
Findlay, Ohio

Kurt D. Kimmel	President/Co-owner, Kimmel Cleaners
Upper Sandusky, Ohio

Lee M. Sisler	President, Sisler and Associates
Marion, Ohio

61.