Form 10-K, Exhibit 13
period 2015-12-31
COMMERCIAL BANCSHARES INC \OH\
filed 2016-03-25
CIK 1009976

EXHIBIT 13

COMMERCIAL BANCSHARES, INC.

Upper Sandusky, Ohio

ANNUAL REPORT

December 31, 2015

i.

December 31, 2015

Dear Shareholders:

Earnings of $3,425,000 set a record in 2015 which is $2.80 per diluted share and a 3.91% increase in earnings over 2014. This amounts to a 1.03% return on average assets and a 9.60% return on average equity. Our dividend increased almost 32% to $0.25 per share per quarter and we had a year-end share price of $30.61 providing a 3.27% dividend yield going forward and stock appreciation of over 11% year over year.

We have continued to see good local loan growth with an average growth of $6.1 million and a year-end over year-end increase of $18 million showing the acceleration in loan growth toward year-end. We continue to maintain our disciplined approach to loan underwriting and as a result have seen ongoing improvement in asset quality and a reduction of non-performing loans. Our net interest margin remained strong at 4.46%. We also saw total footings grow to $341,090,000, which is an all-time high.

We sold a branch building in Findlay while maintaining the loans and deposits which helped further improve our efficiency.

We start 2016 with strong earnings and capital base with state of the art facilities coupled with well trained and friendly local employees. I invite you to move your loans and deposits to our “Simply Better” community bank and thank our current clients for their continued business.

Our market maker is Boenning & Scattergood or look to your broker to purchase stock in our profitable, growing and successful bank.

I thank you for your continued investment and look forward to seeing you at our annual shareholder meeting on May 19, 2016.

Respectfully,

Robert E. Beach,

President and Chief Executive Officer

TABLE 1 COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

Year ended December 31
(Dollars in thousands, except per share data)	2015	2014	2013	2012	2011

Total assets	$341,090	$336,529	$317,998	$301,564	$287,779

Total investment securities	11,586	13,236	16,200	17,032	27,111

Loans, net	293,072	275,025	265,625	243,303	231,094

Total deposits	296,626	298,771	281,308	268,439	259,128

Total borrowed funds	6,574	1,692	3,565	1,922	0

Total shareholders’ equity	36,136	34,226	31,588	29,388	26,999

Book value per outstanding share	30.47	28.69	26.74	25.12	23.22

Shares outstanding	1,186,018	1,193,078	1,181,068	1,169,840	1,161,725

Results of Operations

Interest income	$14,556	$14,481	$14,045	$14,252	$15,041
Interest expense	(874)	(882)	(1,176)	(1,493)	(2,112)
Net interest income	13,682	13,599	12,869	12,759	12,929
Provision for loan losses	(188)	(309)	(531)	(798)	(989)
Other income	2,029	2,131	2,163	2,297	2,211
Salaries and employee benefits	(6,085)	(5,917)	(5,755)	(5,625)	(5,701)
Other expenses	(4,561)	(4,777)	(4,420)	(4,518)	(4,642)
Income before income taxes	4,877	4,727	4,326	4,115	3,808
Income tax expense	(1,452)	(1,431)	(1,271)	(1,177)	(1,029)
Net income	$3,425	$3,296	$3,055	$2,938	$2,779

Per Share Data

Net income
Basic	$2.86	$2.78	$2.60	$2.52	$2.40
Diluted	$2.80	$2.73	$2.57	$2.49	$2.38

Cash dividend paid	$0.880	$0.710	$0.610	$0.515	$0.485

Financial Ratios

Return on average total assets	1.03%	1.02%	1.00%	0.98%	0.94%
Return on average shareholders’ equity	9.60%	9.94%	9.96%	10.33%	10.73%
Average shareholders’ equity to average total assets	10.70%	10.29%	10.03%	9.50%	8.78%

Dividend payout	30.94%	25.59%	23.49%	20.46%	20.22%

2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following review presents management’s discussion and analysis of the consolidated financial condition of the Corporation and its wholly owned subsidiaries, Commercial Savings Bank and Commercial Financial and Insurance Agency, LTD at December 31, 2015 and 2014, and the consolidated results of operations for each of the years in the three-year period ended December 31, 2015. This discussion should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this annual report and on Form 10K.

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

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts, are forward-looking statements that are subject to certain risks and uncertainties. In general, forward-looking statements relate to a discussion of future financial results or projections, future economic performance, future operational plans and objectives and statements regarding the underlying assumptions of such statements. Although the Corporation’s management believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate.

Various risks and uncertainties may cause actual results to differ materially from those indicated by the Corporation’s forward-looking statements. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to: Economic conditions (both generally and more specifically in the markets in which the Corporation and its subsidiaries operate); competition for the Corporation’s customers from other providers of financial services; deposit outflows or reduced demand for financial services and loan products; government legislation, regulation and changes in monetary and fiscal policies (which changes from time to time and over which the Corporation has no control); changes in interest rates; changes in prepayment speeds of loans or investment securities; inflation; material unforeseen changes in liquidity, results of operations or financial condition of the Corporation’s customers; changes in the level of non-performing assets and charge-offs; changes in the number of common shares outstanding; the capability to successfully enter into a definitive agreement for and close anticipated transactions; unexpected claims or litigation against the Corporation; expected insurance or other recoveries; technological or operational difficulties; the impact of new accounting pronouncements and changes in policies and practices that may be adopted by regulatory agencies; acts of war or terrorism; the ability of the Parent Company to receive dividends from its subsidiaries; the impact of larger or similar financial institutions encountering difficulties, which may adversely affect the banking industry or the Corporation; the Corporation or its subsidiary banks’ ability to maintain required capital levels and adequate funding sources and liquidity; and other risks or uncertainties detailed in the Corporation’s filings with the Securities and Exchange Commission, all of which are difficult to predict and many of which are beyond the control of the Corporation.

3.

CRITICAL ACCOUNTING POLICIES

The Corporation’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices applicable to the banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such, have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility between reporting periods. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices or are provided by third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates on matters that are inherently uncertain. Management has identified the determination of the allowance for loan losses and fair value measurements to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

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

4.

Fair value estimates: The carrying value of certain financial assets and liabilities of the Corporation is impacted by the application of fair value measurements, either directly, or indirectly. Fair value is defined as the amount at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale. In certain cases, an asset or liability is measured and reported at fair value on a recurring basis, such as investment securities classified as available for sale. In other cases, management must rely on estimates or judgments to determine if an asset or liability not measured at fair value warrants an impairment write-down or whether a valuation reserve should be established.

The Corporation estimates the fair value of a financial instrument using a variety of valuation methods. Where financial instruments are actively traded and have quoted market prices, quoted market prices are used for fair value. Active markets are those where transaction volumes are sufficient to provide objective pricing information with reasonably narrow bid/ask spreads and where quoted prices do not vary widely. When the financial instruments are not actively traded, other observable market inputs such as quoted prices of securities with similar characteristics may be used, if available, to determine fair value. Inactive markets are characterized by low transaction volumes, price quotations that vary substantially among market participants, or in which minimal information is released publicly.

When observable market prices do not exist, the Corporation estimates fair value primarily by using cash flow and other financial modeling methods. The valuation methods may also consider factors such as liquidity and concentration concerns. Other factors such as model assumptions, market dislocations and unexpected correlations can affect estimates of fair value. Changes in these underlying factors, assumptions or estimates in any of these areas could materially impact the amount of revenue or loss recorded.

Additional information regarding the Corporation’s fair value measurements can be found in Note 18 “Fair Values and Measurements of Financial instruments.”

OVERVIEW

The Corporation conducts its primary business through its seven banking locations in the Northwestern Ohio counties of Hancock, Marion and Wyandot. The Corporation’s banking offices operate under a community banking philosophy. This philosophy focuses primarily on understanding the banking needs of those in the Corporation’s local and surrounding communities and providing them with competitively priced products as well as a high level of personalized service. The most significant products and services the Corporation offers include consumer and business lending, checking, savings, and other deposit accounts, automated teller machines, electronic bill payments as well as other traditional banking products and services. The primary goals of the Corporation are to continually improve profitability and shareholder value, increase and maintain a strong capital position, provided excellent service to our customers through our community banking structure and to provide a challenging and rewarding work environment for our employees.

The Corporation generates a significant amount of its revenue, cash flows and net income from interest income and net interest income. The ability to properly manage net interest income under changing market environments is crucial to the success of the Corporation. Managing credit risk also has a significant influence on the operating results of the Corporation. The overall credit quality of the Corporation’s loan portfolio continued to improve as a result of strategies to strengthen credit underwriting. Improving credit quality is the primary driver of the decrease in the allowance for loan losses and related provision expense during 2015. While the Corporation continues to operate in a challenging economic and business environment, its focus going forward will be to further reduce non-performing assets.

The Corporation reported net income of $3,425,000, or $2.80 per diluted share, representing a 3.9% increase over 2014. The increase in net income for 2015 compared to 2014 can be largely attributed to a decrease in the provision for loan losses and to a lesser extent, an increase in net interest income. Highlights for the twelve months ended December 31, 2015:

•	Net loan growth of $18,047,000 or 6.6%, predominantly in the commercial and agricultural loan portfolio.

•	A slight decline in deposits of $2,145,000 or 0.7%, primarily due to a decrease in certificates of deposit balances, partially offset by growth in interest and noninterest-bearing demand deposits of $5,972,000 and $5,224,000, respectively.

•	The Corporation’s net interest margin, on a fully taxable equivalent basis, was 4.46% for the twelve months ended December 31, 2015 compared to 4.62% for the twelve months ended December 31, 2014.

5.

•	Net interest income increased $83,000 to $13,682,000 or 0.6% for the twelve months ended December 31, 2015 from $13,599,000 for the same period in 2014, largely due to the increase in average loan balances of $5,841,000.

•	OREO and other miscellaneous loan expense increased $71,000 or 16.2% to $510,000 for the twelve months ended December 31, 2015 from $439,000 for the same period in 2014, due primarily to realized holding losses or write-downs on the valuation of OREO properties as well as increases in maintenance costs and property taxes associated with these assets. OREO related expenses are expected to decline as the Corporation’s largest commercial real estate properties have been sold and the overall OREO balance has been reduced to $70,000 as of December 31, 2015.

•	The Corporation’s return on average equity and return on average assets for the twelve months ended December 31, 2015 was 9.60% and 1.03%, respectively, compared to 9.94% and 1.02% for the twelve months ended December 31, 2014.

•	The Corporation’s efficiency ratio, on a fully taxable equivalent basis, was 67.18% for the twelve months ended December 31, 2015, compared to 67.24% for the same period in 2014. The efficiency ratio measures the amount of expense incurred to generate a dollar of revenue and is calculated by dividing noninterest expense by the sum of taxable equivalent net interest income before provision and other noninterest income, excluding net gains (losses) on sales of investment securities and net gains (losses) on sales of fixed assets.

•	The Bank’s capital position remained strong with all regulatory capital ratios significantly exceeding the “well capitalized” thresholds established by regulators. At December 31, 2015, the Bank’s CET1, Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios were 11.80%, 10.60%, 11.80% and 13.00%, respectively, compared to Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios of 10.10%, 11.80% and 13.10% for the twelve months ended December 31, 2014.

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

TABLE 2 VOLUME AND RATE ANALYSIS (a)

At December 31,	2015 Compared to 2014			2014 Compared to 2013
(Dollars in thousands)	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in
Interest Income
Federal funds sold	$18	$17	$1	$(6)	$(8)	$2
Taxable investment securities	(19)	3	(22)	(36)	(11)	(25)
Tax-exempt investment securities	(80)	(75)	(5)	(102)	(107)	5
Loans	128	278	(150)	542	1,075	(533)
Total interest income	47	223	(176)	398	949	(551)
Interest Expense
Interest-bearing deposits	(2)	(3)	1	(3)	0	(3)
Savings deposits	1	1	0	0	1	(1)
Time deposits	0	56	(56)	(290)	110	(400)
Borrowed funds	(7)	(18)	11	(1)	7	(8)
Total interest expense	(8)	36	(44)	(294)	118	(412)

Net interest income	$55	$187	$(132)	$692	$831	$(139)

(a)	This table shows the components of the change in net interest income by volume and rate on a tax equivalent basis utilizing a federal tax rate of 34 percent.

6.

The Corporation generates a significant amount of its revenue, cash flows and net income from interest income and net interest income. The ability to properly manage net interest income under changing market environments is crucial to the success of the Corporation. Managing credit risk also has a significant influence on the operating results of the Corporation. While the overall economy expanded during 2015 based on GDP and certain other measures, the Corporation has continued to focus a significant amount of effort to reduce its non-performing assets that had built up following the recession of 2009. This continued effort over the last few years has led to a substantial decline in non-performing assets when compared with its peak during 2012. Improving credit quality is the primary driver of the decrease in the allowance for loan losses and related provision expense. While the Corporation continues to operate in a challenging economic and business environment, 2016 will include a focus on further reducing non-performing assets while also maintaining a focus on quality originations, delivering high performance and creating value for its customers and shareholders.

The Corporation reported net income of $3,425,000 for 2015, an increase of $129,000 or 3.9% from $3,296,000 at December 31, 2014, compared to an increase of $241,000 or 7.9% from net income of $3,055,000 in 2013. Basic and diluted net income per common share was $2.86 and $2.80, respectively, compared to basic and diluted net income per common share of $2.78 and $2.73 in 2014 and $2.60 and $2.57 in 2013. The more significant components of the Corporation’s results of operations are included below.

Net Interest Income

Net interest income, the major source of the Corporation’s operating revenue, is the difference between income on earning assets and the cost of funds supporting those assets. Significant categories of earning assets are loans and securities while deposits and borrowings represent the major portion of interest-bearing liabilities. The table following this discussion represents the major components of interest-earning assets and interest-bearing liabilities on a tax equivalent basis. To compare the tax-exempt asset yields to taxable yields, amounts in the table are adjusted to pretax equivalents based on the marginal corporate federal tax rate of 34%.

The two most common metrics used to analyze net interest income are net interest spread and net interest margin. Net interest spread represents the difference between the taxable equivalent yields on earning assets and the rates paid on interest-bearing liabilities. Net interest margin represents the percentage of taxable equivalent net interest income to average earning assets. Net interest margin will exceed net interest spread because of the existence of noninterest-bearing sources of funds, principally demand deposits, which are available to fund earning assets. Changes in net interest income and margin result from the interaction between the volume and composition of earning assets, their related yields and the associated cost and composition of interest-bearing liabilities. Accordingly, portfolio size, composition and the related yields earned and the average rates paid have a significant impact on net interest spread and margin.

Net interest income, on a tax equivalent basis, increased $55,000 or 0.4% to $13,817,000 at December 31, 2015 from $13,762,000 in 2014, compared to an increase of $692,000 or 5.3% from net interest income of $13,070,000 in 2013. On a tax equivalent basis, net interest margin, expressed as a percentage of average earning assets, was 4.46% for the year ended December 31, 2015, compared to 4.62% in 2014 and 4.63% in 2013. Net interest spread, which is the average yield on interest-earning assets minus the average rate paid on interest-bearing liabilities, was 4.39% for the year ended December 31, 2015, compared to 4.56% in 2014 and 4.53% in 2013. The decrease in the Corporation’s net interest margin in 2015 was largely due to a decrease in the average rates earned on loans due to the rate pressure from the maturity and repricing of existing loans in the portfolio, lessened slightly by an increase in average loan balances between periods of $6,145,000 or 2.3%. Additionally, the markets in which the Corporation competes remain competitive for high quality loans, which also places downward pressure on the yield in the loan portfolio. Also contributing to the decrease in the Corporation’s net interest income is primarily the result of disproportionately high average balances at the Federal Reserve Bank. Deposits invested at the Federal Reserve Bank bore interest at only 25 basis points during 2015.

The Corporation’s net interest margin remained relatively stable between 2014 and 2013, primarily due to an increase in average loan balances as well as lower average rates paid on deposits. Economic conditions in the primary markets where the Corporation operates through its wholly-owned subsidiary demonstrated modest improvement throughout 2013 and 2014. This economic stabilization led to the increase in loan demand, particularly in the commercial real estate portfolio. In addition, the stabilization in the national and regional economies also had a positive impact on the Corporation’s asset quality.

7.

Interest income results from interest earned on earning assets, which primarily includes loans and investment securities. Interest income is affected by volume (average balance), the composition of earning assets and the related rates earned on those assets. Interest and fee income, on a fully tax equivalent basis, increased $47,000 or 0.3% to $14,691,000 at December 31, 2015, up from $14,644,000 in 2014. Average net loans, representing 89.06% and 90.52% of average interest-earning assets during 2015 and 2014, respectively, increased $6,145,000 or 2.3%, while the average tax equivalent yield decreased 7 basis points. Average investment securities, representing 4.47% and 5.04% of average interest-earning assets during 2015 and 2014, respectively, decreased $1,165,000 or 7.8%, while the average tax equivalent yield decreased 33 basis points. Average federal funds sold, representing 6.47% and 4.44% of average interest-earning assets during 2015 and 2014, respectively, increased $6,809,000 or 51.5%, while the average yield earned remained unchanged.

Interest and fee income, on a fully tax equivalent basis, increased $398,000 or 2.8% to $14,644,000 for the year ended December 31, 2014, up from $14,246,000 in 2013. Average net loans, representing 90.52% and 88.04% of average interest-earning assets during 2014 and 2013, respectively, increased $21,252,000 or 8.6%, while the average tax equivalent yield decreased 22 basis points. The increase in interest and fee income between periods was largely driven by a 10.6% increase in average commercial loan balances, reflecting the Corporation’s continued strategic focus on commercial lending within its local markets. The increase in loan volume between periods more than offset the loss of income due to lower yields on the Corporation’s average earning assets. Average investment securities, representing 5.04% and 6.08% of average interest-earning assets during 2014 and 2013, respectively, decreased $2,142,000 or 12.5%, while the tax equivalent yield decreased 24 basis points. The decrease in investment securities was largely due to calls, pay downs and maturities of state and political subdivisions and mortgage-backed securities. Average federal funds sold, representing 4.44% and 5.88% of average interest-earning assets during 2014 and 2013, respectively, decreased $3,370,000 or 20.3%, while the average yield earned remained relatively unchanged.

The overall interest rate environment at year-end 2015, as measured by the Treasury yield curve, remains at very low levels when compared with historical trends. Compared with year-end 2014, yields for six and twelve-month treasury maturities increased 37 and 40 basis points, respectively. Three and five-year maturities increased 21 and 11 points, respectively, while yields on longer-term maturities increased 10 and 26 points for the ten and thirty-year maturity periods, respectively. On December 17, 2015, the short-term federal funds target interest rate was raised to be between 0.25% and 0.50%, previously unchanged since December 2008. Between 2014 and 2013, the six and twelve-month maturities increased 2 and 12 points, respectively. Three-year maturities increased 32 points while the five-year maturities decreased 10 points. Yields on longer-term maturities decreased 87 and 121 points for the ten and thirty-year maturity periods, respectively.

Similar to the short-term federal funds target rate, the prime interest rate was raised to 3.50% on December 17, 2015, previously unchanged since December 2008. The Corporation uses the prime interest rate as part of its pricing model primarily on variable rate commercial real estate loans. The prime interest rate can have a significant impact on the Corporation’s interest income on loans that re-price based on changes to this rate. The Corporation’s variable interest rate loans contain provisions that limit the amount of increase or decrease in the interest rate during the life of a loan. This will limit the increase or decrease in interest income on loans that have interest rates tied to the prime interest rate. For 2015, the average yield earned on loans was 5.10%, which exceeded the prime interest rate of 3.50% at year-end. Predicting the direction and timing of future interest rates is uncertain.

8.

The following table presents the Corporation’s (i) average assets, liabilities, and shareholders’ equity, (ii) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (iii) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (iv) interest rate spread and (v) net interest margin.

TABLE 3 DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS’ EQUITY

For the years ended December 31, 2015, 2014 and 2013

	2015			2014			2013
		Interest			Interest			Interest
(In thousands)	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
Federal funds sold	$20,034	$51	0.25%	$13,225	$33	0.25%	$16,595	$39	0.24%
Investment securities:
Taxable securities(1)	7,134	186	2.61	7,035	205	2.91	7,359	241	3.27
Tax-exempt securities(1)	6,706	392	5.85	7,970	472	5.92	9,788	574	5.86
Loans(2)(3)	275,749	14,062	5.10	269,604	13,934	5.17	248,352	13,392	5.39
Earning assets	309,623	14,691	4.74%	297,834	14,644	4.92%	282,094	14,246	5.05%
Other assets	23,766			24,457			23,410
Total assets	$333,389			$322,291			$305,504

Interest-bearing demand deposits	$117,025	$93	0.08%	$121,473	$95	0.08%	$120,020	$98	0.08%
Savings deposits	27,769	9	0.03	25,750	8	0.03	23,453	8	0.03
Time deposits	99,655	736	0.74	92,006	736	0.80	81,864	1,026	1.25
Borrowed funds	1,996	36	1.80	3,326	43	1.29	2,888	44	1.52
Interest-bearing liabilities	246,445	874	0.35%	242,555	882	0.36%	228,225	1,176	0.52%
Noninterest-bearing demand deposits	49,652			45,034			45,051
Other liabilities	1,624			1,547			1,573
Shareholders’ equity	35,668			33,155			30,655
Total liabilities and shareholders’ equity	$333,389			$322,291			$305,504

Net interest income		$13,817			$13,762			$13,070

Interest rate spread			4.39%			4.56%			4.53%
Net interest margin			4.46%			4.62%			4.63%

(1)	Average yields on all securities have been computed based on amortized cost. Income on tax-exempt securities has been computed on a taxable-equivalent basis using a 34% federal tax rate and a 20% disallowance of interest expense deductibility under TEFRA rules. The amount of such adjustment was $135,000, $163,000 and $201,000 for 2015, 2014 and 2013, respectively.
(2)	Average balance is net of deferred loan fees of $713,000, $570,000, and $475,000 for 2015, 2014 and 2013, respectively.
(3)	Average loan balances include nonaccruing loans.

Interest expense results from incurring interest on interest-bearing liabilities, primarily made up of interest-bearing deposits, federal funds purchased and other borrowed funds. Interest expense is affected by volume, composition of interest-bearing liabilities and the related rates paid on those liabilities. Interest expense decreased $8,000 or 0.9% to $874,000 for the year ended December 31, 2015, down from $882,000 in 2014. Average interest-bearing demand deposits, representing 47.49% and 50.08% of average interest-bearing liabilities during 2015 and 2014, respectively, decreased $4,448,000 or 3.7%, while the average rate paid remained unchanged between periods. Average time deposits, representing 40.44% and 37.93% of average interest-bearing liabilities during 2015 and 2014, respectively, increased $7,649,000 or 8.3%, while the average rate paid decreased 6 basis points. The increase in average time deposits between periods was largely driven by an increase in large certificates of deposit balances, primarily in Certificates of Deposit Account Registry Service deposits or (“CDARS”). The Corporation has continued to aggressively reprice higher-rate maturing time deposits downward to lower market rates or to allow them to mature without renewal. Average borrowed funds, representing 0.81% and 1.37% of average interest-bearing liabilities during 2015 and 2014, respectively, decreased $1,330,000 or 40.0%, while the average rate paid increased 51 basis points.

9.

Interest expense decreased $294,000 or 25.0% to $882,000 for the year ended December 31, 2014, down from $1,176,000 in 2013. Average interest-bearing demand deposits, representing 50.08% and 52.59% of average interest-bearing liabilities during 2014 and 2013, respectively, increased $1,453,000 or 1.2%, with no change in the average rate paid. Average time deposits, representing 37.93% and 35.87% of average interest-bearing liabilities during 2014 and 2013, respectively, increased $10,142,000 or 12.4%, while the average rate paid decreased 45 basis points. The increase in average time deposits between periods was largely driven by an increase in large certificates of deposit balances, primarily in CDARS average balances. Average borrowed funds, representing 1.37% and 1.27% of average interest-bearing liabilities during 2014 and 2013, respectively, increased $438,000 or 15.2%, while the average rate paid decreased 23 basis points.

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

The provision for loan loss expense decreased to $188,000 in 2015, which resulted in an allowance for loan losses at December 31, 2015 of $3,861,000, representing 1.30% of the loan portfolio compared to a provision for loan loss expense of $309,000 in 2014 and an allowance for loan losses of $4,126,000 at the end of 2014, representing 1.48% of the loan portfolio. The loan loss provision expense charged against income for the twelve months ended December 31, 2013 was $531,000, which resulted in an allowance for loan losses at year-end 2013 of $4,343,000, representing 1.61% of the loan portfolio. The decrease in the provision for loan loss expense is attributable to a number of factors but was primarily the result of stabilization or improvement in key loan quality metrics, including a decrease in net charge-offs, strong reserve coverage of non-performing loans and significant improvement in loan grades which resulted in lower reserve percentages. Classified loans at December 31, 2015, totaled $4,399,000, a decrease of $1,633,000 or 27.1% from classified loans of $6,032,000 at December 31, 2014. Classified loans as of December 31, 2014 decreased $4,729,000 or 44.0% from classified loans of $10,761,000 at December 31, 2013.

Management considers the allowance for loan losses at December 31, 2015 adequate to cover loan losses based on its assessment of various factors affecting the loan portfolio, including the level of problem loans, overall delinquencies, business conditions, estimated collateral values and loss experience. A decline in local and national economic conditions, or other factors, could result in a material increase in the allowance for loan losses which could adversely affect the Corporation’s financial condition and results of operations. For further information relating to factors affecting the allowance for loan losses, see “Allowance for Loan Losses,” under Financial Condition.

Noninterest Income

Noninterest income consists primarily of fees and commissions earned on services that are provided to the Corporation’s banking customers, income generated from the leasing of office space, third-party mortgage referral fee income and to a lesser extent, net gains and losses on sales of OREO and other repossessed assets and other miscellaneous income. Noninterest income for the year ended December 31, 2015 was $2,046,000, a decrease of $85,000 or 4.0%, compared to noninterest income of $2,131,000 in 2014. The more significant items impacting noninterest income are included below:

•	Service and overdraft charges decreased $78,000 or 5.3%, primarily in overdraft fees reflecting a decline in the volume of insufficient funds (“NSF”) activity.

10.

•	A decrease of $50,000 or 41.2% in rent income, largely due to lost income from the sale of a branch office during the four quarter of 2014. The Corporation previously leased office space at this location.

•	An increase of $49,000 or 20.4% in third-party mortgage referral fee income, largely due to increased mortgage production as a result of the escalated demand in home purchases and refinancing due in part to the sustained low interest rate environment.

•	A decrease of $42,000 in the gain on sale of bank premises and equipment primarily reflecting the sale of a drive-through branch during the first quarter of 2014.

Noninterest income for the year ended December 31, 2014 was $2,131,000, a decrease of $32,000 or 1.5%, compared to noninterest income of $2,163,000 in 2013. The more significant items impacting noninterest income are included below:

•	A decrease of $31,000 or 6.6% in overdraft charges, largely driven by a decline in the volume of insufficient (“NSF”) activity.

•	An increase of $40,000 or 25.2% in service charges and fees on deposit accounts, primarily reflecting an increase in minimum balance fees charged on deposit accounts.

•	An increase of $21,000 or 3.1% in ATM processing service revenue, due primarily to an increase in transaction volumes, including the impact from additional ATMs installed during 2014.

•	A decrease of $46,000 or 16.1% in third-party mortgage referral fee income, primarily due to a decline in residential mortgage production. Residential mortgage production fluctuates significantly based on both borrower demand and the interest rate environment.

•	A decrease of $11,000 or 4.4% in bank-owned life insurance income. The assets supporting these policies are administered by the life insurance carriers and the income received on these policies is dependent upon the returns the insurance carriers are able to earn on the underlying investments supporting the policies.

Noninterest Expense

Noninterest expense consists primarily of personnel, occupancy, equipment and other operating expenses. Noninterest expense for 2015 totaled $10,663,000, a decrease $31,000 or 0.3% from $10,694,000 in 2014. The more significant items impacting noninterest expense are included below:

•	An increase of $168,000 or 2.8% in salaries and employee benefits, largely due to an increase in benefit expenses. The increase in benefit expenses was largely driven by an increase of $86,000 or 19.4% in medical insurance plan expense. Also factoring into the increase in employee benefit expense during 2015 was an increase of $33,000 or 34.7% in employee compensation costs related to stock based compensation plans, and an increase in unemployment insurance of $15,000 or 105.1% reflecting an adjustment to the estimated insurance costs for the current year.

•	An increase of $71,000 or 16.2% in OREO and miscellaneous loan expense, largely due to increases in maintenance costs and property taxes associated with the sale of two large commercial real estate properties during the second and third quarters of 2015.

•	A decrease of $103,000 or 8.4% in premises and equipment expense, largely reflecting decreases in utilities, depreciation expense, building maintenance and equipment maintenance contracts due to the sale of a branch office which was classified as held for sale at year-end 2014 and closed during the first quarter of 2015. The decrease in premises and equipment expense was partially offset by an increase in computer depreciation expense reflecting capital purchases during the third and fourth quarters of 2015.

•	A decrease of $53,000 or 11.9% in professional fees, due primarily to decreased collection efforts as the overall credit quality of the Corporation’s loan portfolio continues to improve.

11.

•	A decrease of $47,000 or 156.7% in the loss on sale of bank premises, largely reflecting a credit adjustment of $17,000 related to the estimated loss taken on the sale of a branch office which was classified as held for sale at the end of 2014 but closed during the first quarter of 2015.

Noninterest expense for 2014 totaled $10,694,000, an increase $519,000 or 5.1% from $10,175,000 in 2013. The more significant items impacting noninterest expense are included below:

•	An increase of $162,000 or 2.8% in salaries and employee benefits, largely due to a 3% planned increase in salaries and associated taxes, as well as slight increases in medical insurance plan expense and employee compensation costs.

•	An increase of $217,000 or 97.8% in OREO and miscellaneous loan expense, due primarily to realized holding losses or write downs on the valuation of OREO properties and other repossessed assets as well as an increase in maintenance costs and property taxes associated with these assets.

•	An increase of $58,000 or 15.0% in professional fees, primarily reflecting an increase in legal costs pertaining to OREO foreclosures and other problem loans.

•	Net loss on the sale of bank premises. In February 2014, the Corporation sold its drive-through branch for a gain of $41,000. In November 2014, the Corporation announced that its wholly-owned subsidiary bank would be combining the operations of two of its existing branches into one and had entered into an agreement to sell its Lincoln Street branch in the first quarter of 2015. A loss on the sale of $71,000, including costs to sell of approximately $22,000, was recorded at year-end 2014.

Income Tax Expense

The Corporation’s pre-tax income for the year ended December 31, 2015, totaled $4,877,000, resulting in a tax provision of $1,452,000. Pre-tax income for 2014 and 2013 was $4,727,000 and $4,326,000, respectively, resulting in a tax provision of $1,431,000 and $1,127,000. The Corporation’s effective tax rate for 2015 was 29.77%, compared to 30.27% and 29.38% for 2014 and 2013, respectively. The difference between the Corporation’s effective tax rate and the statutory rate is primarily attributable to the Corporation’s tax-exempt income. Tax-exempt income includes income earned on certain state and political subdivisions securities that qualify for state and/or federal income tax exemption and the Corporation’s earnings on bank-owned life insurance policies, which are exempt from federal taxation. Further analysis of income taxes is presented in Note 12 of the “Notes to Consolidated Financial Statements.”

FINANCIAL CONDITION

Assets totaled $341,090,000 at December 31, 2015, compared to $336,529,000 at December 31, 2014, reflecting an increase of $4,561,000 or 1.4%, largely due to an increase in net loans of $18,047,000 or 6.6%, partially offset by decreases in federal funds sold, other assets and investment securities of $8,015,000, $3,580,000 and $1,650,000, respectively. Liabilities totaled $304,954,000 at December 31, 2015, compared to $302,303,000 at December 31, 2014, reflecting an increase of $2,651,000 or 0.9%, largely due to an increase in borrowed funds of $4,882,000, partially offset by a decrease in total deposits of $2,145,000. Shareholders’ equity increased 5.6% to $36,136,000 at December 31, 2015, from $34,226,000 at December 31, 2014.

Cash equivalents and federal funds sold include working cash funds, due from banks, interest-bearing deposits in other financial institutions, items in process of collection and federal funds sold. The Bank is required to maintain average reserve balances with the Federal Reserve Bank based on average daily deposit balances and statutory reserve ratios prescribed by the type of deposit account. The average balance held in reserve for the twelve months ended December 31, 2015 was $4,374,000, compared to $5,267,000 for the same period in 2014. At December 31, 2015, cash equivalents and federal funds sold totaled $18,895,000, a decrease of $8,256,000 or 30.4% from cash equivalents and federal funds sold of $27,151,000 at December 31, 2014.

12.

The investment securities portfolio is comprised primarily of residential mortgage-backed securities, tax-exempt securities of state and political subdivisions, (available for sale as well as held to maturity), debt securities issued by U.S. government-sponsored agencies and other equity securities. Investment securities decreased 12.5% or $1,650,000 to $11,586,000 at December 31, 2015 from $13,236,000 at December 31, 2014. The decline in investment securities was predominantly due to the call of municipal and Government Agency securities of $2,773,000 and $459,000 in principal pay downs and prepayments of mortgage-backed securities, partially offset with purchases of U.S. government agency and municipal securities totaling $1,780,000. Available for sale investment securities are reported at fair value with unrealized holding gains and losses, based on the difference between amortized cost and fair value, reported net of deferred tax, as accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Declines in the fair value of individual securities below their cost that are other-than-temporary, result in write downs of the individual securities to their fair values. Securities that are held as available for sale are used as part of the Corporation’s asset/liability management strategy. Securities that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital and other similar factors are classified as available for sale. Securities that management has the positive intent and ability to hold until maturity are classified as held to maturity. Held to maturity investment securities are carried at amortized cost.

At December 31, 2015, the investment portfolio consisted primarily of obligations of state and political subdivisions, mortgage-backed securities and U.S. government agency securities. To reduce the Corporation’s income tax burden, $4,898,000 or 42.3% of the Corporation’s investment portfolio as of December 31, 2015, was invested in tax-exempt obligations of state and political subdivisions, compared to $6,596,000 or 49.8% at December 31, 2014.

Loans

Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield. Loans make up the largest component of total assets. At December 31, 2015, net loans of $293,072,000, representing 85.92% of total assets, increased 6.6% or $18,047,000 from net loans of $275,025,000 at December 31, 2014. The increase in net loans between periods was predominantly in the commercial and agricultural loan portfolio, up $17,408,000 or 7.7%. Contributing factors to the increase in commercial loan demand is the stabilization in the regional economy in which the Corporation operates as well as the efforts of the Corporation’s experienced loan officers in developing new loan relationships, combined with the support of existing customers. Consumer real estate loans increased 7.9% or $1,761,000, while installment and home equity loans decreased $1,251,000 and $136,000, respectively.

Table 4 below, provides a summary of the loan distribution by product type.

TABLE 4 LOAN PORTFOLIO DISTRIBUTION

At December 31	2015	2014	2013	2012	2011

(In thousands)	Amount	Amount	Amount	Amount	Amount

Commercial	$242,916	$225,508	$216,298	$193,546	$177,402
Real estate	23,944	22,183	18,806	16,129	15,456
Consumer	12,023	13,274	16,030	18,271	22,175
Home equity	18,050	18,186	18,834	19,398	19,818
Indirect finance	0	0	0	0	22

Total loans	$296,933	$279,151	$269,968	$247,344	$234,873

The following is a schedule of commercial loan maturities (in thousands) based on contractual terms as of December 31, 2015.

One Year	One Through	Over
or Less	Five Years	Five Years
$39,957	$37,881	$165,078

Of the commercial loans included in the preceding schedule with maturities exceeding one year, $25,131,000 have fixed rates to maturity, while $177,828,000 have adjustable rates.

13.

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

To control and manage credit risk, management has a credit process in place to ensure credit standards are maintained along with strong oversight and review procedures. The primary purpose of loan underwriting is the evaluation of specific lending risks and involves the analysis of the borrower’s ability to service the debt as well as the assessment of the value of the underlying collateral. Oversight and review procedures include the monitoring of portfolio credit quality, early identification of potential problem credits and the aggressive management of problem credits. Executive management has implemented the following measures to proactively manage credit risk in the loan portfolios:

•	Reviewed all underwriting guidelines for various loan portfolios and have strengthened underwriting guidelines where needed.

•	Evaluated outside loan review parameters, engaging the services of a well-established firm to continue with such loan review, addressing not only specific loans but underwriting analysis, documentation, credit evaluation and risk identification.

•	Increased the frequency of internal reviews to monthly reviews of past due and delinquent loans to assess probable credit risks early in the delinquency process to minimize losses.

•	Aggressively seeks ownership and control, when appropriate, of real estate properties, which would otherwise go through time-consuming and costly foreclosure proceedings to effectively control the disposition of such collateral.

•	Aggressively obtaining updated financial information on commercial credits and performing analytical reviews to determine debt source capacities in business performance trends.

•	Engaged a well-established auditing firm to analyze the Corporation’s loan loss reserve methodology and documentation.

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

The Corporation’s methodology in determining the allowance for loan losses includes segmenting the loan portfolio into various components and applying various loss factors to estimate the amount of probable losses. The largest segment of the loan portfolio is comprised of credit-rated commercial loans, comprising 82% of total loans as of December 31, 2015. Credit-rated commercial loans include commercial and industrial loans along with loans to commercial borrowers that are secured by real estate (commercial property, multi-family residential property, 1-4 family residential property, and construction and land). For each loan within this segment, a credit rating is assigned based on a review of specific risk factors including (i) historical and projected financial results of the borrower, (ii) market conditions of the borrower’s industry that may affect the borrower’s future financial performance, (iii) business experience of the borrower’s management, (iv) nature of the underlying collateral, if any, and (v) borrower’s history of payment performance.

14.

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

15.

•	The borrower’s overall financial condition
•	Resources and payment record
•	Support available from financial guarantors

At December 31, 2015, the general reserve represented 98% of the total allowance for loan losses while the specified reserve accounted for 2% of the total, compared to 93% and 7% at December 31, 2014. The severity of estimated losses on impaired loans can differ substantially from actual losses. The general reserve is calculated in two parts based on an internal risk classification of loans within each portfolio segment. General reserves on loans considered to be “classified” under regulatory guidance are calculated separately from loans considered to be “pass” rated under the same guidance. This segregation allows management to monitor the reserves related to higher risk loans separate from the remainder of the portfolio in order to better manage risk and ensure the sufficiency of reserves.

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

At December 31, 2015 and 2014, the allowance for loan losses stood at $3,861,000 and $4,126,000, respectively, and the ratio of the allowance for loan losses to total loans was 1.30% and 1.48%. The ratio of net charge-offs to average outstanding loans was 0.16% for the year ended December 31, 2015, compared to 0.19% in 2014. During 2015, the Corporation provided $188,000 to the allowance for loan losses to maintain the balance at an adequate level following net charge-offs of $453,000. During 2014 and 2013, the Corporation provided $309,000 and $531,000, respectively, to the allowance for loan losses following net charge-offs of $526,000 and $229,000. The overall credit quality of the loan portfolio continued to improve as a result of strategies to strengthen credit underwriting. Improving credit quality is the primary driver of the decrease in the allowance for loan losses and related provision expense. The increase in net charge-offs during 2014 was due primarily to the charge-off of two large commercial business loans representing 55.41% of total charge-offs for the year.

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

Before loans are charged off, they typically go through a phase of non-performing status. Various stages exist when dealing with such non-performance. The first stage is simple delinquency, where customers consistently start paying late, 30, 60, 90 days at a time. These accounts may then be put on a list of loans to “watch” as they continue to under-perform according to original terms. Loans are placed on nonaccrual status when management believes the collection of the principal and interest is doubtful. A delinquent loan is generally placed on nonaccrual status when principal and/or interest is past due 90 days or more or if the financial strength of the borrower has declined or other facts would make the repayment of the loan suspect, unless the loan is well-secured or in the process of collection. When a loan is placed on nonaccrual status, all interest which has been accrued is charged back against current earnings as a reduction in interest income, which adversely affects the yield on loans in the period of reversal. No additional interest is accrued on the loan balance until collection of both principal and interest becomes reasonably certain. Loans placed on nonaccrual status may be returned to accrual status after payments are received for a minimum of six consecutive months in accordance with the loan documents, and any doubt as to the loan’s full collectability has been removed or the troubled loan is restructured and evidenced by a credit evaluation of the borrower’s financial condition and the prospects for full payment.

16.

TABLE 5 SUMMARY OF ALLOWANCE FOR LOAN LOSSES

The following schedule summarizes the charge-offs and recoveries, by loan segment, charged to the allowance for loan losses (in thousands) at December 31,

	2015	2014	2013	2012	2011
Balance at beginning of period	$4,126	$4,343	$4,041	$3,779	$3,198
Loans charged off:
Commercial	(357)	(430)	(79)	(387)	(241)
Real Estate	(17)	(32)	(90)	(64)	0
Consumer	(160)	(140)	(171)	(151)	(269)
Total loans charged off	(534)	(602)	(340)	(602)	(510)
Recoveries of loans previously charged off:
Commercial	49	37	52	12	15
Real Estate	0	8	8	0	0
Consumer	32	31	51	54	87
Total loan recoveries	81	76	111	66	102
Provision charged to operating expense	188	309	531	798	989
Balance at end of period	$3,861	$4,126	$4,343	$4,041	$3,779
Allowance for loan losses as a percentage of:
Period end loans	1.30%	1.48%	1.61%	1.63%	1.61%

The Corporation’s methodology for evaluating whether a loan is impaired begins with risk-rating credits on an individual basis. Loans with a pass rating represent those not classified on the Corporation’s rating scale for problem credits, as minimal credit risk has been identified. Loans classified as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have a well-defined weakness that jeopardizes the repayment of the debt. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans rated as doubtful in whole, or in part, are placed on nonaccrual status.

Loans are placed on nonaccrual status when management believes the collection of principal and interest is doubtful, or when loans are past due as to principal and interest 90 days or more, except in certain circumstances when interest accruals are continued on loans deemed by management to be fully collateralized and in the process of being collected. At December 31, 2015 and 2014, there were no 90 day delinquent loans that were on accrual status. In such cases, the loans are individually evaluated in order to determine whether to continue income recognition after 90 days beyond the due dates.

When management identifies a loan as impaired, the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the observable market price of the loan, except when the sole (remaining) source of repayment for the loan is the liquidation of the collateral. In these cases, management uses the current fair value of the collateral, less selling costs when foreclosure is probable, instead of discounted cash flows. If management determines the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs and deferred loan fees or costs), impairment is recognized through an allowance estimate or a charge-off to the allowance. When management determines an impaired loan is a confirmed loss, the estimated impairment is directly charged off to the loan rather than creating a specific reserve for inclusion in the allowance for loan losses. However, not all impaired loans are in nonaccrual status as they may be current with regards to the payment terms. Their determination as an impaired loan is based on some inherent weakness in the credit that may, if certain circumstances occur or arise, result in an inability to comply with the loan agreement’s contractual terms. Impaired loans exclude large groups of smaller-homogeneous loans that are collectively evaluated for impairment such as consumer real estate and installment loans.

17.

TABLE 6 PERCENTAGE OF EACH LOAN SEGMENT TO TOTAL LOANS

Summary of the allowance for loan losses (in thousands) allocated by loan segment at December 31,

	2015		2014		2013		2012		2011
		% of		% of		% of		% of		% of
	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total	Allowance	Total
Loan Type	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial	$3,122	82%	$3,340	81%	$3,517	81%	$3,175	78%	$2,849	75%
Real Estate	299	8	277	8	235	5	284	7	278	7
Consumer	440	10	509	11	591	14	582	15	652	18
Total ALLL	$3,861	100%	$4,126	100%	$4,343	100%	$4,041	100%	$3,779	100%

The allowance for loan losses, specifically related to impaired loans at December 31, 2015 and 2014 was $76,000 and $302,000, respectively, related to loans with principal balances of $1,714,000 and $3,886,000. Impaired loans with no related allowance recorded at December 31, 2015 totaled $3,158,000 compared to $1,942,000 at December 31, 2014. Total impaired loans at December 31, 2015 totaled $4,872,000, a decrease of $956,000 or 16.4% from total impaired loans of $5,828,000 at December 31, 2014. The Corporation’s financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on the loan portfolio, unless a loan is placed on nonaccrual status. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. For the year ended December 31, 2015, the Corporation received interest payments of $271,000, related to impaired loans averaging $5,536,000, compared to interest payments of $328,000 and $235,000, related to impaired loans averaging $7,606,000 and $10,231,000 for the years ended December 31, 2014 and 2013, respectively.

Management’s general practice is to proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral. Consistent with regulatory guidance, charge-offs on all loan segments are taken when specific loans, or portions thereof, are considered uncollectable. The Corporation’s policy is to promptly charge these loans off in the period the uncollectible loss is reasonably determined. Management believes that by taking a proactive approach to identifying problems and determining their ultimate collectability, using both internal and external portfolio loan reviews, that any potential losses which may be incurred on these credits in the future are incorporated into its analysis of the adequacy of the Corporation’s allowance for loan losses.

Due to the weakening credit status of a borrower, the Corporation may elect to formally restructure certain loans to facilitate a repayment plan that minimizes the potential losses the Corporation might incur. Restructured loans, or troubled debt restructurings (“TDRs”), are classified as impaired loans and may either be in accruing or nonaccruing status. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered. Concessionary modifications are classified as troubled debt restructurings unless the modification results in only an insignificant delay in the payments to be received. Troubled debt restructured loans are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows discounted using the loan’s effective interest rate at inception or the fair value of the collateral, less selling costs if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, impairment is recognized by establishing a valuation allowance as part of the allowance for loan losses or a charge-off to the allowance for loan losses. In periods subsequent to the modification, all TDRs are evaluated individually, including those that have payment defaults, for possible impairment. A nonaccrual TDR may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Additionally, there should be a sustained period of repayment performance (generally a period of six months) by the borrower in accordance with the modified contractual terms.

Troubled debt restructured loans totaled $4,349,000 at December 31, 2015 and represented five credit relationships in which economic concessions were granted to borrowers to better align the terms of their loans with their current ability to pay. Troubled debt restructured balances are down slightly from $4,557,000 at December 31, 2014, primarily reflecting monthly payments received on account. As of December 31, 2015, 88% of all restructured loans were performing in accordance with the terms of the restructure. The specified reserve required for these TDRs, whether collateral dependent or not, was $76,000, representing 2% of the total loan loss reserve and 100% of the total specified reserve. There are no commitments to lend additional amounts to borrowers with loans that are classified as troubled debt restructurings as of December 31, 2015.

18.

TABLE 7 SUMMARY OF IMPAIRED LOANS

The following schedule summarizes impaired and non-performing loans (in thousands) at December 31,

	2015	2014	2013	2012	2011
Impaired loans	$4,872	$5,828	$10,924	$12,056	$7,400

Loans accounted for on a nonaccrual basis	$721	$1,061	$3,015	$7,111	$1,852
Accruing loans, which are contractually past due 90 days or more as to interest or principal payments	0	0	0	0	0
Total non-performing loans	721	1,061	3,015	7,111	1,852
OREO and other repossessed assets	193	2,255	48	186	47
Total non-performing assets	$914	$3,316	$3,063	$7,297	$1,899

Non-performing loans to allowance for loan losses	18.7%	25.7%	69.4%	176.0%	49.0%
Non-performing loans to total assets	0.2%	0.3%	0.9%	2.4%	0.6%
Non-performing assets to total assets	0.3%	1.0%	1.0%	2.4%	0.7%

Non-performing assets include nonaccrual loans as well as other real estate owned and other repossessed assets. Non-performing loans are comprised of loans on nonaccrual status along with loans that are contractually past due 90 days or more but have not been classified as nonaccrual. At December 31, 2015, the Corporation had $721,000 in non-performing loans, or 0.24% of gross loans, compared to $1,061,000 in non-performing loans or 0.38% of gross loans at December 31, 2014. At December 31, 2015, non-performing loans by loan portfolio category were as follows: $538,000 in commercial business loans; $116,000 in commercial real estate loans; $52,000 in consumer loans and $15,000 in residential mortgage loans. Management evaluated non-performing loans at December 31, 2015 and believes they have charged off, written down or established adequate loss reserves on all identified problem loans.

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

TABLE 8 CARRYING VALUE OF INVESTMENT SECURITIES

For the years ended December 31,

(In thousands)

Securities available for sale	2015	2014	2013
U.S. government agency securities	$2,518	$1,965	$1,940
State and political subdivisions	4,232	6,596	8,819
Mortgage-backed securities	1,961	2,466	3,182
Other investment securities	2,209	2,209	2,259
Total securities available for sale	$10,920	$13,236	$16,200

Securities held to maturity
State and political subdivisions	666	0	0

Total investment securities	$11,586	$13,236	$16,200

19.

Securities that the Corporation has the ability and positive intent to hold to maturity are classified as investment securities held to maturity. Held to maturity investment securities are carried at amortized cost. Securities that may be sold in response to, or in anticipation of, changes in interest rates and resulting prepayment risk, or for other factors, are classified as available for sale and are carried at fair value. Unrealized gains and losses on these securities are reported, net of applicable taxes, as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. Total investment securities decreased 12.5% or $1,650,000 to $11,586,000 at December 31, 2015 from $13,236,000 at December 31, 2014. Declines in the fair value of individual available for sale securities below their cost that are other-than-temporary result in write downs of the individual securities to their fair values. At December 31, 2015, the investment portfolio consisted primarily of U.S. government agencies, state and political subdivisions securities and mortgage-backed securities. The decline in investment securities during 2015 was predominantly due to the call of municipal and U.S. government agency securities of $2,773,000 and $459,000 in principal pay downs and prepayments of mortgage-backed securities, partially offset with purchases of U.S. government agency and municipal securities totaling $1,780,000.

TABLE 9 MATURITY SCHEDULE OF INVESTMENT SECURITIES

Maturity schedule (by contractual maturity or if applicable, earliest call date) of the Corporation’s investment securities, by carrying value, and the related weighted average yield at December 31, 2015:

			Maturing		Maturing
	Maturing in		After One		After Five		Maturing
	One Year		Year Through		Years Through		After
	or Less		Five Years		Ten Years		Ten Years		Total
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. government agency securities	$517	0.75%	$2,001	1.02%	$0	0.00%	$0	0.00%	$2,518	0.96%
State and political subdivisions	2,716	6.10%	1,328	5.88%	188	6.64%	0	0.00%	4,232	6.05%
Mortgage-backed securities	5	2.52%	189	4.72%	743	5.35%	1,024	2.32%	1,961	3.69%
Total securities available for sale	$3,238	5.23%	$3,518	3.05%	$931	5.61%	$1,024	2.32%	$8,711	4.05%
State and political subdivisions, HTM	666	3.72%	0	0.00%	0	0.00%	0	0.00%	666	3.72%
Total investment securities	$3,904	4.97%	$3,518	3.05%	$931	5.61%	$1,024	2.32%	$9,377	4.03%

The weighted average interest rates are based on coupon rates for investment and mortgage-backed securities purchased at par value and on effective interest rates considering amortization or accretion if the investment and mortgage-backed securities were purchased at a premium or discount. The weighted average yield on tax-exempt obligations has been determined on a tax equivalent basis. Other investment securities consisting of Federal Home Loan Bank stock that bears no stated maturity or yield, is not included in this analysis. Maturities are reported based on stated maturities and do not reflect principal prepayment assumptions. Yields are based on amortized cost balances.

Cash and Cash Equivalents

Cash equivalents and federal funds sold include working cash funds, due from banks, interest-bearing deposits in other banks, items in process of collection and federal funds sold. Cash equivalents and federal funds sold totaled $18,895,000 at December 31, 2015 compared to $27,151,000 at December 31, 2014. Management believes the current level of cash and cash equivalents is sufficient to meet the Corporation’s liquidity and performance needs. Total cash and cash equivalents fluctuate on a daily basis due to transactions in process and corresponding liquidity sources and uses. Management believes the Corporation’s liquidity needs in the near term will be satisfied by the current level of cash and cash equivalents, readily available access to traditional and non-traditional funding sources and the portions of the investment and loan portfolios that will mature within one year, allowing the Corporation to meet cash obligations as they come due.

Premises and Equipment

Premises and equipment decreased 6.4% or $390,000 to $5,678,000 at December 31, 2015 from $6,068,000 at December 31, 2014, largely reflecting depreciation expense, offset with capital purchases of $193,000. Capital purchases in 2015 primarily consisted of $116,000 in repair and renovation costs at three branch locations and $77,000 in computers and computer equipment. Capital purchases in 2014 primarily consisted of $427,000 to upgrade servers and core software, $226,000 for new ATMs at each branch and $192,000 in renovation costs to expand a branch’s drive-through facilities.

20.

Other Assets

Other assets, including accrued interest receivable, bank-owned life insurance, OREO and other repossessed assets, assets classified as held for sale and other assets decreased $3,190,000 to $11,859,000 at December 31, 2015 from $15,049,000 at December 31, 2014. The decrease in other assets was primarily due to a decrease of $2,062,000 in OREO and other repossessed assets and a decrease of $1,178,000 in assets classified as held for sale. The decrease in assets classified as held for sale is due to the sale of a branch property during first quarter 2015 that was valued at $1,178,000 and classified as assets held for sale at year-end 2014.

Other real estate owned acquired through partial or total satisfaction of non-performing loans is included in other assets and recorded at fair value less anticipated selling costs based upon the property’s appraised value at the date of transfer, with any difference between the fair value of the property less cost to sell, and the carrying value of the loan charged to the reserve for loan losses. Subsequent write downs that may be required are expensed as incurred. Gains and losses realized from the sale of other real estate owned, as well as valuation adjustments, are included in noninterest expense as well as expenses of operation. During the twelve months ended December 31, 2015, three properties with a total carrying value of $281,000 were transferred to OREO. Also during that time, capital improvement adjustments totaling $52,000 were made to an existing property in OREO. In addition, write-downs totaling $160,000 were taken against two existing properties held in OREO and were charged to income. During the twelve months ended December 31, 2015, two properties with a carrying value of $2,111,000 were sold at a loss of $25,000. At December 31, 2015, the Corporation held three properties in OREO with a carrying value of $70,000, compared to two properties with a carrying value of $2,220,000 at December 31, 2014.

Other repossessed assets, resulting from loans where the Corporation has received title or physical possession of the borrower’s assets, is included in other assets and is recorded at fair value, less estimated selling costs. At the time of repossession, the recorded amount of the loan is written down to the fair value of the equipment or vehicle by a charge to the reserve for loan losses. Gains and losses realized from the sale of other repossessed assets, as well as valuation adjustments, are included in noninterest expense as well as expenses of operation. During the twelve months ended December 31, 2015, additions to other repossessed assets totaled $159,000. During the same period, repossessed assets with a total carrying value of $70,000, sold at a loss of $8,000. Other repossessed assets at December 31, 2015 totaled $123,000 compared to $35,000 at December 31, 2014.

Deposits and Borrowings

Total deposits decreased $2,145,000 or 0.7% to $296,626,000 at December 31, 2015 from $298,771,000 at December 31, 2014, largely due to the run off of higher costing certificates of deposits totaling $13,341,000, partially offset by increases in interest and noninterest-bearing deposits of $5,972,000 and $5,224,000, respectively. The decrease in time deposits is a result of the Corporation’s high liquidity position and from its strategy to lower overall funding costs, mainly by allowing higher-rate certificates of deposit to roll off or reprice at significantly lower interest rates. Many of those balances have been moved by the customer into interest or noninterest-bearing demand accounts or savings accounts.

The Bank offers a broad selection of deposit accounts, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing checking accounts and money market accounts, savings accounts and certificates of deposits. Included in the certificates of deposit balances at December 31, 2015 was a total of $29,823,000 of reciprocal certificates of deposits offered under the Certificate Deposit Account Registry Service (“CDARS”), a program in which the Bank participates. Under the CDARS program, participating banks are able to match customer’s deposits that would otherwise exceed the limits for FDIC insurance with certificates of deposits offered at other participating banks and thereby provide FDIC insurance to these excess deposits.

The Corporation also offers a variety of deposit accounts designed for businesses operating in its market areas. Business banking deposit products include commercial checking accounts, commercial money market accounts and checking accounts specifically designed for small businesses. The Corporation also offers bill paying and cash management services through its online banking system as well as a remote deposit capture product. Interest rates paid are competitively priced for each particular deposit product and structured to meet the Corporation’s funding requirements. Management believes that additional funds can be attracted and deposit growth can be realized through deposit pricing if the Corporation experiences increased loan demand or other liquidity needs.

21.

TABLE 10 LARGE TIME DEPOSITS

Maturity of time deposits in amounts of $250,000 or more at December 31,

(In thousands)	2015	2014	2013
Three months or less	$1,358	$1,053	$1,058
Over three months through six months	302	1,115	250
Over six months through twelve months	1,410	1,174	1,174
Over twelve months	2,896	3,877	4,599
Total	$5,966	$7,219	$7,081

TABLE 11 AVERAGE DEPOSITS

Average deposit balances and average rates paid are summarized as follows for the years ended December 31,

	2015			2014			2013
			% of			% of			% of
(In thousands)	Balance	Rate	Total	Balance	Rate	Total	Balance	Rate	Total
Interest-bearing demand	$117,025	0.08%	40%	$121,473	0.08%	43%	$120,020	0.08%	44%
Savings deposits	27,769	0.03	9	25,750	0.03	9	23,453	0.03	9
Time deposits	99,655	0.74	34	92,006	0.80	32	81,864	1.25	30
Noninterest-bearing demand	49,652		17	45,034		16	45,051		17
Total average deposits	$294,101		100%	$284,263		100%	$270,388		100%

The Corporation utilizes both short-term and long-term borrowings as an alternate funding source to deposits and can be used to fund the Corporation’s liquidity needs. Short-term borrowings, which include federal funds purchased, are borrowings from other banks that mature daily. FHLB advances are loans from Federal Home Loan Bank that can mature daily or have longer maturities for fixed or floating rates of interest. FHLB borrowings are generally used to provide additional funding for loan growth when it is in excess of deposit growth and to manage interest rate risk, but can also be used as an additional source of liquidity for the Corporation. Borrowed funds totaled $6,574,000 at December 31, 2015, an increase of $4,882,000 from borrowed funds of $1,692,000 at December 31, 2014. The Corporation’s borrowing capacity at FHLB totaled $31,197,000 of which $18,623,000 was available at December 31, 2015. Management believes the Corporation has adequate liquidity to meet its commitments for the foreseeable future.

CAPITAL RESOURCES

Shareholders’ equity increased $1,910,000 or 5.6% to $36,136,000 at December 31, 2015 from $34,226,000 at December 31, 2014. The increase in shareholders’ equity was primarily attributable to current earnings of $3,425,000 plus adjustments related to stock-based compensation expense, stock option accounting, deferred compensation plan activity and treasury stock activity of $357,000. The Corporation declared cash dividends of $0.880 per share for the year ended December 31, 2015, decreasing equity by $1,060,000. Included in shareholder’s equity is accumulated other comprehensive income which includes the net after-tax impact of unrealized gains or losses on investment securities classified as available for sale, which decreased $99,000 during 2015. Such unrealized gains or losses are generally due to changes in interest rates and represent the difference, net of applicable income tax effect, between the estimated fair value and amortized cost of investment securities. At December 31, 2014, the increase in shareholder’s equity represented current earnings of $3,296,000, plus adjustments related to stock-based compensation expense, stock option accounting, deferred compensation plan activity and treasury stock activity of $274,000, less dividends paid of $843,000.

22.

During 2015, the Corporation returned 30.94% of earnings through dividends of $1,060,000 at $0.88 per share compared to a return on earnings of 25.59% through dividends of $843,000 at $0.71 per share during 2014. Average shareholders’ equity to average assets was 10.70% at December 31, 2015 compared to 10.29% at December 31, 2014.

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

In July 2013, U.S. banking regulators adopted final rules related to standards on bank capital adequacy and liquidity (commonly referred to as “Basel III”). Under the new rules, the Bank will be subject to new capital requirements that include: (i) Creation of a new required ratio for common equity Tier 1 (“CET 1”) capital; (ii) An increase to the minimum Tier 1 capital ratio; (iii) Changes to risk-weightings of certain assets for purposes of the risk-based capital ratios; (iv) Creation of an additional capital conservation buffer of 2.5% in excess of the required minimum capital ratios; and (v) Changes to what qualifies as capital for purposes of meeting these capital requirements.

The Tier 1 common capital ratio excludes any preferred shares or non-controlling interests when determining the calculation. This differs from the Tier 1 capital ratio which is based on the sum of its equity capital and disclosed reserves, and sometimes non-redeemable, non-cumulative preferred stock. Under Basel III, the Bank will be required to maintain a minimum CET1 ratio of 4.5% of risk-weighted assets. At December 31, 2015, the Bank’s CET1 ratio was 11.8%, exceeding the minimum regulatory requirement to be considered well capitalized. For further information regarding Basel III requirements, please see Note 16 Regulatory Matters to the audited financial statements provided herewith.

The Bank’s leverage and risk-based capital ratios at December 31, 2015 were 10.6% and 13.0%, respectively, compared to leverage and risk-based capital ratios of 10.1% and 13.1% at year-end 2014. The Bank exceeded the minimum regulatory requirements to be considered well capitalized for both periods. Should it become necessary to raise capital to expand the activities of the Corporation, the Corporation believes there are sufficient un-issued shares to satisfy the Corporation’s objectives.

TABLE 12 CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Corporation has certain obligations and commitments to make future payments under contract. The following table presents the Corporation’s contractual obligations and commitments (in thousands) at December 31, 2015:

Contractual obligations	Payments Due by Period
		Less Than			After
	Total	One Year	1-3 Years	3-5 Years	5 Years
Time deposits and certificates of deposit	$93,058	$45,968	$32,865	$10,567	$3,658
Borrowed funds	6,574	5,000	0	0	1,574
Total contractual obligations	$99,632	$50,968	$32,866	$10,567	$5,231

Other commitments	Amount of Commitment – Expiration by Period
		Less Than			After
	Total	One Year	1-3 Years	3-5 Years	5 Years
Commitments to extend commercial credit	$24,876	$17,902	$250	$425	$6,299
Commitments to extend consumer credit	11,172	518	4,676	3,763	2,215
Standby letters of credit	12	12	0	0	0
Total other commitments	$36,060	$18,432	$4,926	$4,188	$8,514

23.

Other obligations and commitments which are not included above include the deferred compensation plan, index plan reserve and split dollar life insurance. The timing of payments for these plans is unknown. See Note 1 for additional details.

Items listed under “Contractual obligations” represent standard bank financing activity under normal terms and practices. Such funds normally rollover or are replaced by like items depending on then-current financing needs. Items shown under “Other commitments” also represent standard bank activity, but for extending credit to bank customers. Commercial credits generally represent lines of credit or approved loans with drawable funds still available under the contract terms. On an on-going basis, about half of these amounts are expected to be drawn. Consumer credits generally represent amounts drawable under revolving home equity lines or credit card programs. Such amounts are usually deemed less likely to be drawn upon in total as consumers tend not to draw down all amounts on such lines. Utilization rates tend to be fairly constant over time. Standby letters of credit represent guarantees to finance specific projects whose primary source of financing come from other sources. In the unlikely event of the other source’s failure to provide sufficient financing, the Bank would be called upon to fill the need. The Corporation is also continually engaged in the process of approving new loans in a bidding competition with other banks. Management and Board committees approve the terms of these potential new loans with conditions and/or counter terms made to the applicant customers. Customers may accept the terms, make a counter proposal, or accept terms from a competitor. These loans are not yet under contract, but offers have been tendered and would be required to be funded if accepted. Such agreements represent approximately $8,852,000 at December 31, 2015, in varying maturity terms.

LIQUIDITY

Liquidity is the ability to satisfy demands for deposit withdrawals, lending commitments and other corporate needs. The Corporation’s liquidity, primarily represented by cash equivalents and federal funds sold, is a result of its operating, investing and financing activities which are summarized in the Consolidated Statements of Cash Flows. Primary sources of funds are deposits, prepayments and maturities of outstanding loans and securities. While scheduled payments from the amortization of loans and securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and industry competition. Funds are primarily used to meet ongoing commitments, satisfy operational expenses, payout maturing certificates of deposit and savings withdrawals and fund loan demand, with excess funds being invested in short-term, interest-earning assets.

The Corporation’s liquidity ratio at December 31, 2015 was 5.74% compared to 8.71% and 6.39% at December 31, 2014 and 2013, respectively. Another measure of liquidity is the relationship of net loans to deposits and borrowed funds with lower ratios indicating greater liquidity. At December 31, 2015 the ratio of net loans to deposits and borrowed funds was 96.66% compared to 91.53% and 93.24% at December 31, 2014 and 2013, respectively. The decrease in the Corporation’s liquidity from year-end 2014 was primarily the result of loan growth as well as a slight decline in deposits. Core deposits may increase the Corporation’s need for liquidity as certificates of deposit mature or are withdrawn before maturity and as non-maturity deposits, such as checking and savings account balances, are withdrawn. To the extent the Corporation is unable to obtain sufficient liquidity through core deposits, the Corporation may meet its liquidity needs through other sources such as non-core deposits, FHLB advances and other wholesale debt instruments.

As presented in the accompanying Consolidated Statements of Cash Flows, the sources of liquidity vary between periods. The Corporation’s cash equivalents and federal funds sold totaled $18,895,000 at December 31, 2015, compared to $27,151,000 at December 31, 2014 and $18,119,000 at December 31, 2013. The following highlights the Corporation’s primary sources of funds and the primary uses of funds for the years ended December 31, 2015, 2014 and 2013.

In 2015, the Corporation’s primary sources of funds included $10,000,000 in Federal Home Loan Bank advances, $4,201,000 in net cash provided by operating activities, $3,232,000 in pay downs and maturities of investment securities, $2,136,000 in proceeds from the sale of OREO and other repossessed assets and $1,244,000 in proceeds from the disposition of premises and equipment. The primary uses of funds during 2015 included $18,252,000 to fund loan growth, the repayment of $5,118,000 in Federal Home Loan Bank advances, a decrease of $2,145,000 in net deposits, $1,780,000 in investment security purchases, cash dividends of $1,060,000 and treasury stock purchases of $733,000. The combined effect of the above activity resulted in a decrease of $8,256,000 in cash equivalents and federal funds sold for the year ended December 31, 2015.

24.

In 2014, the Corporation’s primary sources of funds included an increase of $17,463,000 in net deposits, $10,500,000 in Federal Home Loan Bank advances, $2,750,000 in pay downs and maturities of investment securities and $2,562,000 in net cash provided by operating activities. The primary uses of funds during 2014 included $11,777,000 to fund loan growth, the repayment of $10,616,000 in Federal Home Loan Bank advances, the repayment of $1,757,000 in federal funds purchased, capital expenditures of $853,000 and cash dividends of $843,000. The combined effect of the above activity resulted in an increase of $9,032,000 in cash equivalents and federal funds sold for the year ended December 31, 2014.

In 2013, the Corporation’s primary sources of funds included an increase of $12,869,000 in net deposits, $9,000,000 in Federal Home Loan Bank advances, $4,278,000 in net cash provided by operating activities, $2,335,000 in pay downs and maturities of investment securities and $1,757,000 in federal funds purchased. The primary uses of funds during 2013 included $23,005,000 to fund loan growth, the repayment of $9,114,000 in Federal Home Loan Bank advances, $2,000,000 in investment security purchases and cash dividends of $718,000. The combined effect of the above activity resulted in a decrease of $4,785,000 in cash equivalents and federal funds sold for the year ended December 31, 2013.

The Corporation’s liquidity is monitored and closely managed by the Asset-Liability Management Committee (“ALCO”). Management believes that its sources and levels of liquidity are adequate to meet the needs of the Corporation.

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

One method used to manage interest rate risk is a rate sensitivity gap analysis, which monitors the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. A “positive gap” occurs when the amount of interest rate-sensitive assets maturing or repricing within a given period exceeds the amount of interest-sensitive liabilities maturing or repricing within the same period. Conversely, a “negative gap” occurs when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management monitors its gap position in order to maintain earnings at an acceptable level. This has historically been accomplished through offering loan products that are either short-term in nature or which carry variable rates of interest. Interest rates of the majority of the commercial and real estate loan portfolios vary based on U.S. Treasury rates and the prime commercial lending rates published by The Wall Street Journal. Consumer loans have primarily fixed rates of interest, except for home equity loans. At December 31, 2015 the Corporation’s gap position was negative as more rate-sensitive liabilities were set to re-price in the coming year than rate-sensitive assets. At December 31, 2014 the Corporation’s gap position was negative as more rate-sensitive assets were set to re-price during 2015 than rate-sensitive liabilities.

25.

TABLE 13 PRINCIPAL / NOTIONAL AMOUNT WITH EXPECTED MATURITIES IN:

(In thousands)

For the Year Ended December 31, 2015:								Fair
Rate sensitive assets:	2016	2017	2018	2019	2020	Thereafter	Total	Value
Fixed interest rate loans	$13,846	$12,963	$8,450	$13,982	$17,365	$22,514	$89,120	$93,211
Average interest rate	4.69%	5.05%	4.86%	4.37%	4.45%	5.06%	4.76%
Variable interest rate loans	$17,901	$2,164	$2,120	$2,245	$6,041	$177,342	$207,813	$217,354
Average interest rate	4.53%	4.90%	4.53%	5.01%	3.84%	4.69%	4.66%
Fixed interest rate securities	$667	$845	$2,528	$1,100	$77	$5,345	$10,562	$10,562
Average interest rate	5.72%	5.50%	1.91%	4.51%	5.22%	4.24%	3.91%
Variable interest rate securities	$0	$0	$0	$0	$0	$1,024	$1,024	$1,024
Average interest rate						2.33%	2.33%

Rate sensitive liabilities:
Noninterest-bearing deposits	$13,892	$11,114	$8,335	$6,948	$6,948	$8,337	$55,574	$55,574
Interest-bearing demand deposits	$26,901	$26,901	$26,901	$26,901	$26,901	$13,489	$147,994	$147,994
Average interest rate	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%
Interest-bearing time deposits	$45,168	$18,473	$14,392	$7,235	$3,332	$4,458	$93,058	$92,370
Average interest rate	0.46%	0.68%	1.11%	1.63%	1.24%	1.52%	0.77%
Fixed interest rate borrowing	$0	$0	$0	$0	$0	$1,574	$1,574	$1,411
Average interest rate						2.14%	2.14%
Variable interest rate borrowing	$5,000	$0	$0	$0	$0	$0	$5,000	$4,482
Average interest rate	0.45%						0.45%

For the Year Ended December 31, 2014:								Fair
Rate sensitive assets:	2015	2016	2017	2018	2019	Thereafter	Total	Value
Fixed interest rate loans	$10,321	$5,464	$13,048	$13,849	$17,870	$23,727	$84,279	$89,185
Average interest rate	4.71%	5.44%	5.10%	4.91%	4.44%	5.38%	4.98%
Variable interest rate loans	$18,420	$1,858	$3,463	$1,027	$2,518	$167,586	$194,872	$206,215
Average interest rate	4.52%	4.39%	5.05%	5.57%	5.00%	4.78%	4.76%
Fixed interest rate securities	$285	$766	$994	$3,045	$1,194	$5,786	$12,070	$12,070
Average interest rate	0.79%	5.70%	5.59%	2.34%	4.57%	4.46%	4.02%
Variable interest rate securities	$0	$0	$0	$0	$0	$1,166	$1,166	$1,166
Average interest rate						2.31%	2.31%

Rate sensitive liabilities:
Noninterest-bearing deposits	$12,587	$10,069	$7,552	$6,295	$6,295	$7,552	$50,350	$50,350
Interest-bearing demand deposits	$25,815	$25,815	$25,815	$25,815	$25,815	$12,947	$142,022	$142,022
Average interest rate	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%	0.07%
Interest-bearing time deposits	$62,467	$18,520	$7,662	$7,849	$7,189	$2,712	$106,399	$106,283
Average interest rate	0.46%	0.80%	0.93%	1.35%	1.64%	1.20%	0.72%
Fixed interest rate borrowing	$0	$0	$0	$0	$0	$1,692	$1,692	$1,374
Average interest rate						2.14%	2.14%
Variable interest rate borrowing	$0	$0	$0	$0	$0	$0	$0	$0
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

26.

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

The estimated fair value of the Corporation’s financial assets was above carrying value by $13,632,000 at December 31, 2015, compared to $16,249,000 above carrying value at December 31, 2014. The fair value of interest-bearing liabilities was above carrying value by $1,369,000 at December 31, 2015, compared to $434,000 above carrying value at December 31, 2014. The net result for 2015 was a net market gain of $15,001,000, compared to a net market gain of $16,683,000 at year-end 2014. Further information relating to the Corporation’s estimated fair value of its financial instruments is disclosed in Note 18 of the Consolidated Financial Statements.

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

27.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Commercial Bancshares, Inc.

Upper Sandusky, Ohio

We have audited the accompanying consolidated balance sheets of Commercial Bancshares, Inc. (the “Corporation”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Commercial Bancshares, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Auburn Hills, MI

March 25, 2016

28.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2014

(Dollar amounts in thousands)

	2015	2014
ASSETS
Cash and cash equivalents	$4,753	$4,994
Federal funds sold	14,142	22,157
Cash equivalents and federal funds sold	18,895	27,151

Securities available for sale	8,711	11,027
Securities held to maturity	666	0
Other investment securities	2,209	2,209
Total loans	296,933	279,151
Allowance for loan losses	(3,861)	(4,126)
Loans, net	293,072	275,025
Premises and equipment, net	5,678	6,068
Accrued interest receivable	1,302	1,334
Bank-owned life insurance	9,145	8,908
Other real estate owned and other repossessed assets	193	2,255
Assets classified as held for sale	0	1,178
Other assets	1,219	1,374
Total assets	$341,090	$336,529

LIABILITIES
Deposits
Noninterest-bearing demand	$55,574	$50,350
Interest-bearing demand	118,919	115,865
Savings and time deposits less than $250,000	114,203	124,689
Savings and time deposits $250,000 and greater	7,930	7,867
Total deposits	296,626	298,771
FHLB advances	6,574	1,692
Accrued interest payable	45	51
Other liabilities	1,709	1,789
Total liabilities	304,954	302,303

SHAREHOLDERS’ EQUITY
Common stock, no par value; 4,000,000 shares authorized,
1,209,788 shares issued and 1,186,018 outstanding in 2015
1,193,248 shares issued and 1,193,078 outstanding in 2014	12,815	12,177
Retained earnings	25,349	22,987
Unearned compensation	(268)	(168)
Deferred compensation plan shares; at cost, 62,067 shares in 2015 and 55,360 shares in 2014	(1,206)	(1,022)
Treasury stock; 23,770 shares in 2015 and 170 shares in 2014	(711)	(4)
Accumulated other comprehensive income	157	256
Total shareholders’ equity	36,136	34,226
Total liabilities and shareholders’ equity	$341,090	$336,529

See accompanying notes to consolidated financial statements.

29.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands, except per share data)

	2015	2014	2013
Interest income
Interest and fees on loans	$14,058	$13,930	$13,383
Interest on investment securities:
Taxable	186	205	241
Tax-exempt	261	313	382
Federal funds sold	51	33	39
Total interest income	14,556	14,481	14,045

Interest expense
Interest on deposits	838	839	1,132
Interest on borrowings	36	43	44
Total interest expense	874	882	1,176

Net interest income	13,682	13,599	12,869

Provision for loan losses	188	309	531
Net interest income after provision for loan loss	13,494	13,290	12,338

Noninterest income
Service fees and overdraft charges	1,399	1,477	1,453
Gain on sale of bank premises, net	17	0	0
Other income	630	654	710
Total noninterest income	2,046	2,131	2,163

Noninterest expenses
Salaries and employee benefits	6,085	5,917	5,755
Premises and equipment	1,124	1,227	1,245
Other real estate owned and miscellaneous loan expense	510	439	222
Professional fees	392	445	387
Data processing	197	194	194
Software maintenance	444	415	424
Advertising and promotional	242	242	244
FDIC deposit insurance	246	228	273
Franchise tax	238	341	246
Loss on sale of bank premises, net	0	30	0
Losses on repossessed asset sales, net	33	33	33
Other operating expense	1,152	1,183	1,152
Total noninterest expense	10,663	10,694	10,175

Income before income taxes	4,877	4,727	4,326
Income tax expense	1,452	1,431	1,271
Net income	$3,425	$3,296	$3,055

Basic earnings per common share	$2.86	$2.78	$2.60
Diluted earnings per common share	$2.80	$2.73	$2.57

See accompanying notes to consolidated financial statements.

30.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands)

	2015	2014	2013

Net income	$3,425	$3,296	$3,055

Unrealized holding loss on securities:
Net securities loss during period	(149)	(136)	(476)
Tax effect	(50)	(47)	(162)
Other comprehensive loss, net of tax	(99)	(89)	(314)
Comprehensive income, net of tax	$3,326	$3,207	$2,741

See accompanying notes to consolidated financial statements.

31.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands)

					Accumulated
					Other	Deferred		Total
	Outstanding	Common	Retained	Unearned	Comprehensive	Compensation	Treasury	Shareholders’
	Shares	Stock	Earnings	Compensation	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2013	1,169,840	$11,721	$8,331	$(77)	$659	$(787)	$(459)	$29,388
Net income		0	3,055	0	0	0	0	3,055
Other comprehensive loss		0	0	0	(314)	0	0	(314)

Cash dividends ($0.61 per share)		0	(718)	0	0	0	0	(718)
Shares acquired: deferred compensation; 6,572 shares		64	0	0	0	(64)	0	0
Shares divested: deferred compensation; 621 shares		(11)	0	0	0	11	0	0
Restricted shares awarded	6,750	0	(41)	(144)	0	0	185	0
Stock-based compensation expense	34	0	62	0	0	0	96
Issuance of treasury stock under stock option plans	900	0	(13)	0	0	0	25	12
Issuance of treasury stock for deferred compensation plan	3,578	70	(28)	0	0	(70)	97	69

Balance at December 31, 2013	1,181,068	$11,878	$20,586	$(159)	$345	$(910)	$(152)	$31,588

Net income		0	3,296	0	0	0	0	3,296
Other comprehensive loss		0	0	0	(89)	0	0	(89)

Cash dividends ($0.71 per share)		0	(843)	0	0	0	0	(43)
Shares acquired: deferred compensation; 5,848 shares		73	0	0	0	(73)	0	0
Issuance of common stock for deferred compensation plan	1,660	40	0	0	0	0	0	40
Shares divested: deferred compensation; 1,265 shares		(23)	1	0	0	23	0	1
Restricted shares awarded	3,950	97	0	(97)	0	0	0	0
Stock-based compensation expense		39	0	88	0	0	0	127
Issuance of common stock under stock option plans	1,000	12	0	0	0	0	0	12
Issuance of treasury stock under stock option plans	2,575	0	(37)	0	0	0	70	33
Issuance of treasury stock for deferred compensation plan	2,825	61	(16)	0	0	(62)	78	61

Balance at December 31, 2014	1,193,078	$12,177	$22,987	$(168)	$256	$(1,022)	$(4)	$34,226

See accompanying notes to consolidated financial statements.

32.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands)

					Accumulated
					Other	Deferred		Total
	Outstanding	Common	Retained	Unearned	Comprehensive	Compensation	Treasury	Shareholders’
	Shares	Stock	Earnings	Compensation	Income (Loss)	Plan Shares	Stock	Equity

Balance at January 1, 2015	1,193,078	$12,177	$22,987	$(168)	$256	$(1,022)	$(4)	$34,226

Net income		0	3,425	0	0	0	0	3,425
Other comprehensive loss		0	0	0	(99)	0	0	(99)

Cash dividends ($0.88 per share)		0	(1,060)	0	0	0	0	(1,060)
Shares acquired: deferred compensation; 7,290 shares		53	0	0	0	(53)	0	0
Issuance of common stock for deferred compensation plan	5,315	285	0	0	0	(142)	0	143
Shares divested: deferred compensation; 583 shares		(11)	0	0	0	11	0	0
Restricted shares awarded	8,000	219	0	(219)	0	0	0	0
Stock-based compensation expense (restricted)		0	0	119	0	0	0	119
Stock-based compensation expense (nonrestricted)		45	0	0	0	0	0	45
Purchase of treasury stock	(24,486)	0	0	0	0	0	(736)	(736)
Issuance of common stock under stock option plans	2,000	93	0	0	0	0	0	93
Issuance of common stock under stock option plans-APIC	1,225	(46)	0	0	0	0	0	(46)
Issuance of treasury stock under stock option plans	886	0	(3)	0	0	0	29	26

Balance at December 31, 2015	1,186,018	$12,815	$25,349	$(268)	$157	$(1,206)	$(711)	$36,136

See accompanying notes to consolidated financial statements.

33.

COMMERCIAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands)

	2015	2014	2013
Cash flows from operating activities
Net income	$3,425	$3,296	$3,055
Adjustments to reconcile net income to net cash from operating activities
Depreciation	587	580	597
Provision for loan losses	188	309	531
Deferred tax benefit (expense)	(144)	(12)	(251)
Loss on sale of repossessed assets, net	33	33	33
FHLB stock dividends	0	50	0
Net amortization on securities	50	29	20
Increased cash value of Bank-owned life insurance	(237)	(238)	(249)
Stock-based compensation expense	164	127	96
Gain/(loss) on sale of bank premises, net	(17)	30	0
Changes in:
Interest receivable	32	(136)	(17)
Interest payable	(6)	(5)	(37)
Other assets and liabilities	196	(1,501)	500
Net cash provided by operating activities	4,271	2,562	4,278

Cash flows from investing activities
Securities available for sale:
Purchases	(1,040)	0	(2,000)
Maturities, calls and repayments	3,232	2,750	2,335
Securities held to maturity:
Purchases	(740)	0	0
Net change in loans	(18,252)	(11,777)	(23,005)
Proceeds from sale of OREO and other repossessed assets	2,136	113	293
Proceeds from the disposition of premises and equipment	1,173	1,344	8
Bank premises and equipment expenditures	(193)	(853)	(569)
Net cash (used in) investing activities	(13,684)	(8,423)	(22,938)

Cash flows from financing activities
Net change in deposits	(2,145)	17,463	12,869
Increase (decrease) in federal funds purchased	0	(1,757)	1,757
FHLB advances	10,000	10,500	9,000
Repayments of FHLB advances	(5,118)	(10,616)	(9,114)
Cash dividends paid	(1,060)	(843)	(718)
Treasury stock purchases	(736)	0	0
Issuance of treasury stock under stock option plans	26	33	12
Issuance of treasury stock for deferred compensation plan	0	61	69
Issuance of common stock for stock option plans	47	12	0
Issuance of common stock for deferred compensation plan	143	40	0
Net cash provided by financing activities	1,157	14,893	13,875

Net change in cash equivalents and federal funds sold	(8,256)	9,032	(4,785)
Cash equivalents and federal funds sold at beginning of year	27,151	18,119	22,904

Cash equivalents and federal funds sold at end of year	$18,895	$27,151	$18,119

Supplemental disclosures:
Cash paid for interest	$880	$887	$1,213
Cash paid for income taxes	1,310	1,630	1,430
Non-cash transfer of loans to foreclosed/repossessed assets	281	2,383	191

See accompanying notes to consolidated financial statements.

34.

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

Cash and Due from Banks: Federal Reserve Board regulations require the Bank to maintain reserve balances on deposits with the Federal Reserve Bank of Cleveland. The required ending reserve balance was $5,064,000 and $5,237,000 on December 31, 2015 and 2014, respectively.

Investment Securities: Securities are classified as available for sale and held to maturity. Available for sale investment securities are carried at fair value, with unrealized holding gains and losses reported separately in shareholders’ equity, net of tax. Held to maturity investments are carried at amortized cost. Purchase premiums and discounts are recognized using the effective interest method over the period to maturity or call and are included in interest income. Realized gains and losses on sales are determined using the amortized cost of the specific security sold. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Securities are written down to fair value when a decline in fair value is considered other-than-temporary.

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

35.

Other Investment Securities: The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock-based on the level of borrowings and other factors, and may invest in additional amounts.

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

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors

Troubled debt restructuring of loans is undertaken to improve the likelihood that the loan will be repaid in full under the modified terms in accordance with a reasonable repayment schedule. All modified loans are evaluated to determine whether the loans should be reported as a troubled debt restructuring (“TDR”). A loan is a TDR when the Corporation, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower by modifying or renewing a loan that the Corporation would not otherwise consider. To make this determination, the Corporation must determine whether (a) the borrower is experiencing financial difficulties and (b) the Corporation granted the borrower a concession. This determination requires consideration of all of the facts and circumstances surrounding the modification. An overall general decline in the economy or some deterioration in a borrower’s financial condition does not automatically mean the borrower is experiencing financial difficulties.

36.

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

Bank-Owned Life Insurance: Bank-owned life insurance policies are stated at the current cash surrender value of the policy, or the policy death proceeds less any obligation to provide a death benefit to an insured’s beneficiaries if that value is less than the cash surrender value. Increases in the asset value are recorded as earnings in other income.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred income tax assets and liabilities are determined using the liability or balance sheet method. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

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

Stock Compensation: The Corporation recognizes expense for stock-based compensation using the fair value method of accounting. The Corporation uses a Black Scholes option-pricing model to estimate the grant date fair value of stock options granted. The fair value of the restricted stock awards is the closing market price of the Corporation’s stock on the date of grant. Compensation is then recognized over the required service period, generally defined as the vesting period for stock option awards and as the unvested period for nonvested (restricted) stock awards.

Treasury Stock: Common shares repurchased are recorded at cost. Cost of shares reissued is determined using the weighted average cost.

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

37.

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

NOTE 2 INVESTMENT SECURITIES

The amortized cost and estimated fair value (in thousands) of investment securities at the dates indicated are presented in the following table:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
Securities available for sale	Cost	Gains	Losses	Value
December 31, 2015
U.S. government agency securities	$2,519	$1	$(2)	$2,518
State and political subdivisions	4,114	118	0	4,232
Mortgage-backed securities	1,840	121	0	1,961
Total securities available for sale	$8,473	$240	$(2)	$8,711

December 31, 2014
U.S. government agency securities	$2,000	$0	$(35)	$1,965
State and political subdivisions	6,337	259	0	6,596
Mortgage-backed securities	2,303	163	0	2,466
Total securities available for sale	$10,640	$422	$(35)	$11,027

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
Securities held to maturity	Cost	Gains	Losses	Value
December 31, 2015
State and political subdivisions	$666	$0	$0	$666

December 31, 2014
State and political subdivisions	$0	$0	$0	$0

38.

The estimated fair values of investment securities (in thousands) at December 31, 2015, by contractual maturity are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for sale		Held-to-maturity		Total
		Estimated		Estimated		Estimated
	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value
Due less than one year	$644	$662	$0	$0	$644	$662
Due after one year through five years	4,287	4,362	0	0	4,287	4,362
Due after five years through ten years	1,702	1,726	666	666	2,368	2,392
Due after ten years	0	0	0	0	0	0
Mortgage-backed securities	1,840	1,961	0	0	1,840	1,961
Total investment securities	$8,473	$8,711	$666	$666	$9,139	$9,377

At year-end 2015 and 2014 securities with a carrying value of $7,999,000 and $8,958,000, respectively, were pledged to secure public deposits and other deposits and liabilities as required or permitted by law.

Gross unrealized losses on securities and the estimated fair value of the related securities aggregated by security category and length of time the individual securities have been in continuous loss positions at December 31, 2015 and 2014 are as follows:

	Less Than Twelve Months		Over Twelve Months
(In thousands)	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
December 31, 2015	Losses	Value	Losses	Value
U.S. government agency securities	$(2)	$517	$0	$0
State and political subdivisions	0	0	0	0
Mortgage-backed securities	0	0	0	0
Total securities available for sale	$(2)	$517	$0	$0

	Less Than Twelve Months		Over Twelve Months
(In thousands)	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
December 31, 2014	Losses	Value	Losses	Value
U.S. government agency securities	$0	$0	$(35)	$1,965
State and political subdivisions	0	0	0	0
Mortgage-backed securities	0	0	0	0
Total securities available for sale	$0	$0	$(35)	$1,965

At December 31, 2015 the Corporation held one security with an estimated fair value of $517,000 and an unrealized loss of $2,000 in a continuous unrealized loss position for less than twelve months. There were no securities in a continuous loss position for more than twelve months. At December 31, 2014 the Corporation held one security with an estimated fair value of $1,965,000 and an unrealized loss of $35,000 in a continuous unrealized loss position for more than twelve months. There were no securities in a continuous loss position for less than twelve months.

The unrealized losses that exist are primarily due to the change in market interest rates subsequent to purchase. The Corporation does not consider this investment to be other than temporarily impaired at December 31, 2015 and 2014 since the decline in market value is primarily attributable to changes in interest rates and not credit quality. In addition, the Corporation does not intend to sell and does not believe that it is more likely than not that the Corporation will be required to sell this investment until there is a full recovery of the unrealized loss, which may be at maturity. As a result, management does not believe that the investment security in an unrealized loss position at December 31, 2015 represents an other-than-temporary impairment.

39.

Other investment securities are carried at cost and consist principally of stock in the Federal Home Loan Bank of Cincinnati.

NOTE 3 ALLOWANCE FOR LOAN LOSSES

The following tables provide information on the activity in the allowance for loan losses by portfolio segment for the periods indicated:

	Commercial	Real Estate	Consumer	Total
December 31, 2015	(In thousands)
Beginning balance – January 1, 2015	$3,340	$277	$509	$4,126
Charge-offs	(357)	(17)	(160)	(534)
Recoveries	49	0	32	81
Net	(308)	(17)	(128)	(453)
Provision	90	39	59	188
Ending balance – December 31, 2015	$3,122	$299	$440	$3,861

	Commercial	Real Estate	Consumer	Total
December 31, 2014	(In thousands)
Beginning balance – January 1, 2014	$3,517	$235	$591	$4,343
Charge-offs	(430)	(32)	(140)	(602)
Recoveries	37	8	31	76
Net	(393)	(24)	(109)	(526)
Provision	216	66	27	309
Ending Balance – December 31, 2014	$3,340	$277	$509	$4,126

	Commercial	Real Estate	Consumer	Total
December 31, 2013	(In thousands)
Beginning balance – January 1, 2013	$3,175	$284	$582	$4,041
Charge-offs	(79)	(90)	(171)	(340)
Recoveries	52	8	51	111
Net	(27)	(82)	(120)	(229)
Provision	369	33	129	531
Ending Balance – December 31, 2013	$3,517	$235	$591	$4,343

The following table presents the allocation of the allowance for loan losses and the recorded investment in loans by portfolio segment at December 31, 2015, 2014 and 2013.

	Collectively Evaluated		Individually Evaluated		Total
	Allowance	Recorded	Allowance	Recorded	Allowance	Recorded
	for loan	investment	for loan	investment	for loan	investment
(In thousands)	losses	in loans	losses	in loans	losses	in loans
December 31, 2015
Commercial	$3,046	$238,044	$76	$4,872	$3,122	$242,916
Real estate	299	23,944	0	0	299	23,944
Consumer	440	30,073	0	0	440	30,073
Total	$3,785	$292,061	$76	$4,872	$3,861	$296,933

40.

	Collectively Evaluated		Individually Evaluated		Total
	Allowance	Recorded	Allowance	Recorded	Allowance	Recorded
	for loan	investment	for loan	investment	for loan	investment
	losses	in loans	losses	in loans	losses	in loans
December 31, 2014
Commercial	$3,038	$219,680	$302	$5,828	$3,340	$225,508
Real estate	277	22,183	0	0	277	22,183
Consumer	509	31,460	0	0	509	31,460
Total	$3,824	$273,323	$302	$5,828	$4,126	$279,151

December 31, 2013
Commercial	$2,993	$205,374	$524	$10,924	$3,517	$216,298
Real estate	235	18,806	0	0	235	18,806
Consumer	591	34,864	0	0	591	34,864
Total	$3,819	$259,044	$524	$10,924	$4,343	$269,968

NOTE 4 CREDIT QUALITY INDICATORS

To facilitate the monitoring of credit quality within the loan portfolio and for purposes of analyzing historical loss rates used in the determination of the allowance for loan losses, the Corporation utilizes the following categories of credit grades: pass, special mention, substandard, doubtful and loss. The four categories, which are derived from standard regulatory rating definitions, are assigned upon initial approval of credit to borrowers and updated periodically thereafter. Pass ratings, which are assigned to those borrowers that do not have identified potential or well-defined weaknesses and for which there is a high likelihood of orderly repayment, are updated periodically based on the size and credit characteristics of the borrower. All other categories are updated on at least a quarterly basis. Loans are graded on a scale of 1 through 9, with a grade of 5 or below classified as “Pass” rated credits. Following is a description of the general characteristics of risk grades 6 through 9:

6 – Special Mention	Special mention credits have a level of potential weakness such that they warrant management’s closer attention than those on watch. These credits, opposed to watch credits, require correction or additional financial information for further analysis and verification of repayment capacity. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the asset or in the institution’s credit position at some future date. Special mention assets are not considered adversely classified assets. Such credits do however, warrant consideration of additional reserve.

7 – Substandard	Substandard loans are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Substandard loans are characterized by the distinct possibility that the Bank will sustain loss if the deficiencies are not corrected.

8 – Doubtful	Loans classified doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

9 – Loss	Loans are considered uncollectible and of such little value that continuing to carry them as assets on the institution’s financial statements is not feasible. Accordingly, the Bank does not carry loans classified as loss on the books, instead, these loans are charged off.

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

41.

The following tables present the risk category of loans by class of loans based on the most recent analysis performed at December 31, 2015 and 2014.

Commercial Credit Exposure (In thousands)

Credit risk profile by credit worthiness category

					Commercial		Commercial
	Commercial		Commercial		Real Estate		Real Estate
Credit	Operating		Agricultural		1-4 Family		Other		Total
Grade	12/31/15	12/31/14	12/31/15	12/31/14	12/31/15	12/31/14	12/31/15	12/31/14	12/31/15	12/31/14
Pass	$33,221	$32,933	$43,461	$45,863	$46,453	$39,683	$115,517	$101,222	$238,652	$219,701
6	0	0	0	0	0	0	0	0	0	0
7	662	956	898	159	124	793	2,580	3,899	4,264	5,807
8	0	0	0	0	0	0	0	0	0	0
Total	$33,883	$33,889	$44,359	$46,022	$46,577	$40,476	$118,097	$105,121	$242,916	$225,508

Real Estate Credit Exposure (In thousands)

Credit risk by credit worthiness category

	Real Estate		Real Estate
Credit	Construction		Other		Total
Grade	12/31/15	12/31/14	12/31/15	12/31/14	12/31/15	12/31/14
Pass	$5,583	$4,214	$18,345	$17,951	$23,928	$22,165
6	0	0	0	0	0	0
7	0	0	16	18	16	18
8	0	0	0	0	0	0
Total	$5,583	$4,214	$18,361	$17,969	$23,944	$22,183

Consumer Credit Exposure (In thousands)

Credit risk by credit worthiness category

	Consumer		Consumer		Consumer
Credit	Equity		Auto		Other		Total
Grade	12/31/15	12/31/14	12/31/15	12/31/14	12/31/15	12/31/14	12/31/15	12/31/14
Pass	$17,956	$17,987	$4,637	$4,650	$7,361	$8,616	$29,954	$31,253
6	0	0	0	0	0	0	0	0
7	94	199	4	0	21	8	119	207
8	0	0	0	0	0	0	0	0
Total	$18,050	$18,186	$4,641	$4,650	$7,382	$8,624	$30,073	$31,460

42.

NOTE 5   SUMMARY OF IMPAIRED LOANS

Loans evaluated for impairment include loans classified as troubled debt restructurings and non-performing multi-family, commercial and construction loans. The following tables set forth certain information regarding the Corporation’s impaired loans, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary at December 31, 2015, 2014 and 2013.

		Unpaid
	Recorded	Principal	Related
December 31, 2015	Investment	Balance	Allowance
	(In thousands)
With no related allowance recorded:
Commercial operating	$675	$932	$0
Commercial real estate, 1-4 family	0	0	0
Commercial real estate, other	2,483	2,601	0
Subtotal	$3,158	$3,533	$0

With an allowance recorded:
Commercial operating	$118	$118	$2
Commercial real estate, 1-4 family	1,402	1,402	73
Commercial real estate, other	194	194	1
Subtotal	$1,714	$1,714	$76

Total	$4,872	$5,247	$76

		Unpaid
	Recorded	Principal	Related
December 31, 2014	Investment	Balance	Allowance
	(In thousands)
With no related allowance recorded:
Commercial operating	$0	$0	$0
Commercial real estate, 1-4 family	0	0	0
Commercial real estate, other	1,942	1,942	0
Subtotal	$1,942	$1,942	$0

With an allowance recorded:
Commercial operating	$797	$919	$128
Commercial real estate, 1-4 family	1,614	1,614	132
Commercial real estate, other	1,475	1,475	42
Subtotal	$3,886	$4,008	$302

Total	$5,828	$5,950	$302

		Unpaid
	Recorded	Principal	Related
December 31, 2013	Investment	Balance	Allowance
	(In thousands)
With no related allowance recorded:
Commercial operating	$66	$66	$0
Commercial real estate, 1-4 family	54	54	0
Commercial real estate, other	6,876	6,876	0
Subtotal	$6,996	$6,996	$0

With an allowance recorded:
Commercial operating	$967	$967	$111
Commercial real estate, 1-4 family	1,679	1,679	232
Commercial real estate, other	1,282	1,282	181
Subtotal	$3,928	$3,928	$524

Total	$10,924	$10,924	$524

43.

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35), when based on current information and events, it is probable the Corporation will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include non-performing commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties.

Impaired loans with no related allowance recorded at December 31, 2015, increased 62.6% or $1,216,000 from December 31, 2014, compared to a decrease of 72.2% or $5,054,000 from year-end 2013. Impaired loans with a specified reserve recorded at December 31, 2015, decreased 55.9% or $2,172,000 from December 31, 2014, compared to a decrease of 1.1% or $42,000 from year-end 2013. Total impaired loans at December 31, 2015, decreased 16.4% or $956,000 from December 31, 2014, compared to a decrease of 46.7% or $5,096,000 from December 31, 2013. The decrease in impaired loans during 2015 was primarily due to the write-down of specified reserves on two loans as well as monthly payments received on account. The decrease in impaired loans during 2014 was largely due to an upgrade and removal from TDR status of one commercial credit of $2,108,000 and the transfer of foreclosed property from three loans to OREO, in the amount of $2,220,000. The specified reserve related to impaired loans totaled $76,000 at December 31, 2015, compared to specified reserves of $302,000 and $524,000 at December 31, 2014 and 2013, respectively.

The following tables present the average recorded investment in impaired loans and the amount of interest income recognized on a cash basis for impaired loans after impairment by portfolio segment and class for the periods indicated.

	No Related		With Related
	Allowance Recorded		Allowance Recorded		Total
	Average	Total Interest	Average	Total Interest	Average	Total Interest
(In thousands)	Recorded	Income	Recorded	Income	Recorded	Income
	Investment	Recognized	Investment	Recognized	Investment	Recognized
December 31, 2015
Commercial:
Operating	$773	$0	$121	$7	$894	$7
Real estate, 1-4 family	0	0	1,416	60	1,416	60
Real estate, other	3,027	192	199	12	3,226	204
Total	$3,800	$192	$1,736	$79	$5,536	$271

December 31, 2014
Commercial:
Operating	$0	$0	$821	$8	$821	$8
Real estate, 1-4 family	0	0	1,649	68	1,649	68
Real estate, other	3,610	158	1,526	94	5,136	252
Total	$3,610	$158	$3,996	$170	$7,606	$328

December 31, 2013
Commercial:
Operating	$66	$3	$990	$8	$1,056	$11
Real estate, 1-4 family	54	2	1,696	63	1,750	65
Real estate, other	6,125	145	1,300	14	7,425	159
Total	$6,245	$150	$3,986	$85	$10,231	$235

44.

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

When the Corporation modifies a loan, it evaluates any possible impairment similar to other impaired loans based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan agreement, or uses the current fair value of the collateral, less selling costs for collateral dependent loans. If the Corporation determines the value of the modified loan is less than the recorded investment of the loan (net of previous charge-offs and deferred loan fees or costs), impairment is recognized through a reserve for loan and lease losses estimate or a charge-off to the reserve for loan and lease losses. In periods subsequent to the modification, the Corporation evaluates all TDRs, including those that have payment defaults, for possible impairment and recognizes the impairment through the reserve for loan and lease losses.

There were no financing receivables modified as troubled debt restructurings during the twelve months ended December 31, 2015 and 2014.

There were no commitments to lend additional funds to borrowers classified as troubled debt restructurings at December 31, 2015.

NOTE 7   AGE ANALYSIS OF PAST DUE FINANCING RECEIVABLES

The following tables present the aging of the recorded investment in loans by past due category and class of loans at December 31, 2015 and 2014

							Recorded
(In thousands)	30-59	60-89	>90			Total	Investment
	Days	Days	Days	Total		Financing	> 90 Days
December 31, 2015	Past Due	Past Due	Past Due	Past Due	Current	Receivables	and Accruing
Commercial
Operating	$0	$0	$538	$538	$33,345	$33,883	$0
Agricultural	21	0	0	21	44,338	44,359	0
Real estate, 1-4 fam	0	0	19	19	46,558	46,577	0
Real estate, other	37	0	68	105	117,992	118,097	0
Real Estate
Construction	0	0	0	0	5,583	5,583	0
Other	0	0	15	15	18,346	18,361	0
Consumer
Equity	35	12	0	47	18,003	18,050	0
Auto	0	0	0	0	4,641	4,641	0
Other	16	10	0	26	7,356	7,382	0
Total	$109	$22	$640	$771	$296,162	$296,933	$0

45.

							Recorded
(In thousands)	30-59	60-89	>90			Total	Investment
	Days	Days	Days	Total		Financing	> 90 Days
December 31, 2014	Past Due	Past Due	Past Due	Past Due	Current	Receivables	and Accruing
Commercial
Operating	$0	$0	$673	$673	$33,216	$33,889	$0
Agricultural	0	0	0	0	46,022	46,022	0
Real estate, 1-4 fam	0	0	0	0	40,476	40,476	0
Real estate, other	33	0	36	69	105,052	105,121	0
Real Estate
Construction	0	0	0	0	4,214	4,214	0
Other	20	14	0	34	17,935	17,969	0
Consumer
Equity	0	40	33	73	18,113	18,186	0
Auto	0	0	0	0	4,650	4,650	0
Other	15	0	8	23	8,601	8,624	0
Total	$68	$54	$750	$872	$278,279	$279,151	$0

NOTE 8   FINANCING RECEIVABLES ON NONACCRUAL STATUS

The following table summarizes loans (in thousands) on nonaccrual status by class of loan at December 31, 2015 and 2014.

	December 31, 2015	December 31, 2014

Commercial operating	$538	$673
Commercial real estate, 1-4 family	19	179
Commercial real estate, other	97	69

Real estate, other	15	18

Consumer, equity	42	99
Consumer, other	10	23
Total	$721	$1,061

NOTE 9   PREMISES AND EQUIPMENT

Major classifications of premises and equipment, stated at cost, at December 31, 2015 and 2014 as follows:

	2015	2014
	(In thousands)

Land	$924	$916
Buildings	7,342	7,244
Furniture and equipment	4,528	4,941
Construction in process	9	4

	12,803	13,105
Less accumulated depreciation	7,125	7,037

Premises and equipment, net	$5,678	$6,068

Depreciation expense charged to operations was $587,000, $580,000, and $597,000 for the years ended December 31, 2015, 2014 and 2013, respectively. In the fourth quarter of 2014, the Corporation entered into an agreement to sell one of its full-service banking offices. No loans or deposits were sold in connection with this transaction. The sale closed in the first quarter of 2015 and at that time all personnel as well as all loan and deposit accounts were merged into an existing branch office in that marketplace. The branch’s book value of $1,178,000, net of costs to sell of $22,000 and the accrued loss on the sale of $59,000, was transferred to assets held for sale at year-end 2014. The estimated costs to sell and loss on the sale were charged against income in 2014.

46.

NOTE 10   TIME DEPOSITS

Time deposits in denominations of $250,000 or more totaled $5,966,000 and $7,219,000 at December 31, 2015 and 2014, respectively.

At December 31, 2015 the scheduled maturities of time deposits were as follows:

(In thousands)
Due during the year ending December 31,
2016	$45,168
2017	18,473
2018	14,392
2019	7,235
2020	3,332
Thereafter	4,458
$93,058

NOTE 11   FHLB ADVANCES

At December 31, advances from the Federal Home Loan Bank were as follows:

	Interest
	Rate at
	December 31,	2015	2014
		(In thousands)
FHLB variable rate advance, with monthly interest payments; due March 2016	0.45%	$5,000	$0

FHLB fixed rate advance, with monthly principal and interest payments; due July 2027	2.14%	$1,574	$1,692

At December 31, 2015 and 2014, as a member of the Federal Home Loan Bank system, the Bank had the ability to obtain up to $18,623,000 and $15,497,000, respectively, in additional borrowings based on FHLB stock owned by the Bank and certain loans pledged to the Federal Home Loan Bank. At December 31, 2015, the Bank had approximately $46,795,000 of one-to-four family residential real estate and commercial real estate loans pledged as collateral for borrowings, compared to $45,283,000 at December 31, 2014.

NOTE 12   INCOME TAXES

The provision for income taxes (in thousands) consists of:

	2015	2014	2013
Current provision	$1,596	$1,443	$1,522
Deferred provision (benefit)	(144)	(12)	(251)
Total income tax expense	$1,452	$1,431	$1,271

47.

Year-end deferred tax assets and liabilities (in thousands) consist of:

	2015	2014
Items giving rise to deferred tax assets
Allowance for loan losses in excess of tax reserve	$980	$1,070
Deferred compensation	397	346
Restricted stock awards	65	39
Nonaccrual loan interest	36	27
Deferred loan fees and costs	100	49
Accrued expenses and other	4	11
Total	1,582	1,542
Items giving rise to deferred tax liabilities
Depreciation	(264)	(333)
FHLB stock dividend	(309)	(309)
Unrealized gain on securities available for sale	(81)	(132)
Prepaid expenses and other	(12)	(47)
Total	(666)	(821)
Net deferred tax asset	$916	$721

Income tax expense attributable to continuing operations (in thousands) is reconciled between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes as follows:

	2015	2014	2013
Tax at statutory rates	$1,658	$1,607	$1,471
Increase (decrease) in tax resulting from:
Tax-exempt income	(161)	(179)	(199)
Other	(45)	3	(1)
Total income tax expense	$1,452	$1,431	$1,271

The Corporation had no reportable income tax expense pertaining to security gains for 2015, 2014 or 2013.

NOTE 13   STOCK-BASED COMPENSATION

The Corporation has two share-based compensation plans in existence: the 1997 Stock Option Plan (expired but having outstanding options that may still be executed) and the 2009 Incentive Stock Option Plan, which is described below.

The Corporation’s 2009 Incentive Stock Option Plan, which was stockholder approved, permitted the grant of share options to its selected key employees. No more than 150,000 shares of the Corporation’s common stock may be issued under the plan. The shares that may be issued may be authorized but unissued shares or treasury shares. The plan permits the grant of incentive awards in the form of stock options, restricted shares and certain other stock-based awards on a periodic basis at the discretion of the board. At December 31, 2015, the remaining shares available for issuance under the plan totaled 28,850.

Stock options are generally granted with an exercise price, and restricted stock awards are valued, equal to the market price of the Corporation’s stock at the date of grant; stock option awards generally have an expiration period of ten years.

The fair value of each option award was estimated on the date of grant using a Black Scholes option valuation model that uses the assumptions noted in the table below. Expected volatilities are based on several factors including historical volatility of the Corporation’s common stock, implied volatility determined from traded options and other factors. The Corporation uses historical data to estimate option exercises and employee terminations to estimate the expected life of options. The risk-free interest rate for the expected term of the options is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected dividend yield is based on the Corporation’s expected dividend yield over the life of the options.

48.

The fair value of options granted in 2015, 2014 and 2013 was determined using the following weighted-average assumptions as of the date of grant.

	2015	2014	2013
Dividend yield	3.16%	3.15%	3.17%
Risk-free interest rate	1.94%	2.04%	2.00%
Expected volatility	22.29%	22.59%	23.00%
Weighted average expected life	8 years	8 years	8 years
Weighted average per share fair value of options	$4.47	$4.11	$3.63

In the third quarter of 2015, 18,400 stock options were granted, subject to a three-year vesting period with one third of the options vesting each year on the anniversary date of the grant.

Intrinsic value represents the amount by which the fair market value of the Corporation’s stock, $30.61 at December 31, 2015, exceeds the exercise price of the stock options. At December 31, 2015, the aggregate intrinsic value of stock options outstanding and exercisable was $871,000 and $736,000, respectively, compared to an aggregate intrinsic value of $654,000 and $539,000 at December 31, 2014.

Following is a summary of option activity for the years ended December 31, 2015, 2014 and 2013.

	2015		2014		2013
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at
beginning of year	69,375	$18.08	62,550	$16.63	54,630	$15.83
Granted	18,400	27.40	11,000	24.47	9,950	21.35
Exercised	(4,225)	17.04	(3,575)	12.85	(900)	12.30
Expired	0	0	0	0	(1,130)	22.75
Forfeited	0	0	(600)	15.79	0	0
Outstanding at year-end	83,550	$20.18	69,375	$18.08	62,550	$16.63
Options exercisable at year-end	54,499	$17.10	46,775	$15.99	39,201	$14.69
Weighted average fair value of options granted during the year	$4.47		$4.11		$3.63

The fair value of options granted is amortized as compensation expense, recognized on a straight-line basis over the vesting period of the respective stock option grant. Compensation expense related to employees is included in personnel expense while compensation expense related to directors is included in other operating expense. The Corporation recognized compensation expense of $47,000 for the year ended December 31, 2015, related to the awards of nonrestricted stock options compared to $39,000 and $34,000 for the same periods in 2014 and 2013, respectively. At December 31, 2015, the Corporation had $102,000 of unrecognized compensation expense related to nonrestricted stock options. This remaining cost is expected to be recognized over a weighted average vesting period of approximately 26.5 months. The fair value of stock options vesting during 2015 was $256,000, compared to $225,000 and $204,000 during 2014 and 2013, respectively.

49.

The following is a summary of outstanding and exercisable stock options at December 31, 2015:

	Number	Weighted Average	Number
	Of Shares	Remaining	Of Shares
Exercise Price	Outstanding	Contractual Life	Exercisable
$ 12.30	11,900	3.62 years	11,900
13.25	8,300	4.62 years	8,300
17.40	9,800	5.62 years	9,800
19.28	14,200	6.53 years	14,200
21.35	9,950	7.61 years	6,632
24.47	11,000	8.63 years	3,667
27.40	18,400	9.62 years	0
Total	83,550	6.90 years	54,499

The following table summarizes information about the Corporation’s nonvested stock option activity for the year ended December 31, 2015:

	Number	Weighted
	Of	Average
Nonvested Options	Options	Price
Nonvested options at January 1, 2015	22,600	$22.41
Granted	18,400	27.40
Vested	(11,949)	21.45
Forfeited/expired	0	0.00
Nonvested options at December 31, 2015	29,051	$25.97

In the third quarter of 2015, the Corporation granted 8,000 shares of restricted stock awards with a total grant date fair value of $219,000. The fair value of restricted stock is equal to the fair market value of the Corporation’s common stock on the date of grant. Restricted stock awards are recorded as unearned compensation, a component of shareholders’ equity, and amortized to compensation expense over the vesting period. The Corporation recognized compensation expense of $119,000 for the year ended December 31, 2015, related to restricted stock grants, compared to $88,000 and $62,000 for the same periods in 2014 and 2013, respectively. At December 31, 2015 the Corporation had $268,000 of unrecognized compensation expense relating to restricted stock awards. This remaining cost is expected to be recognized over a weighted average vesting period of approximately 26.2 months.

The following table summarizes restricted stock activity for the year ended December 31, 2015.

		Weighted
	Nonvested	Average
	Number of	Grant Date
Restricted Stock	Shares	Fair Value
Nonvested balance at January 1, 2015	12,900	$21.95
Granted	8,000	27.40
Vested	(2,200)	19.28
Forfeited	0	0.00
Nonvested balance at December 31, 2015	18,700	$24.60

50.

NOTE 14   BENEFIT PLANS

The Corporation maintains a 401(k) plan covering substantially all employees who have attained the age of twenty-one and have completed thirty days of service with the Corporation. This is a salary deferral plan, which calls for matching contributions by the Corporation based on a percentage (50%) of each participant’s voluntary contribution (limited to a maximum of six percent (6%) of a covered employee’s annual compensation). In addition to the Corporation’s required matching contribution, a contribution to the plan may be made at the discretion of the Board of Directors. The Corporation’s matching and discretionary contributions were $106,000, $103,000 and $106,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

At December 31, 2015, the Corporation has agreements with two former executive officers and one current executive officer to provide postretirement benefits including split dollar life insurance arrangements and deferred compensation. The Corporation’s future obligations under the agreements have been provided for through the single purchase of split dollar life insurance policies on the executives. The Corporation has a liability recorded for the present value of the future benefits of approximately $368,000 and $348,000 at December 31, 2015 and 2014, respectively. The Corporation recognized expense in connection with these benefits of $24,000, $23,000 and $22,000 for the years ended December 31, 2015, 2014 and 2013, respectively.

The Corporation has deferred director fee arrangements with certain directors and executive officers. The amounts deferred under the arrangements are invested in the Corporation’s common stock and are maintained in a rabbi trust. The Corporation had 62,067 and 55,360 shares in the plan with a related obligation of $1,206,000 and $1,022,000 established within stockholders’ equity as of December 31, 2015 and 2014, respectively.

NOTE 15   COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. The financial instruments include commitments to extend credit in the form of unused lines of credit and standby letters of credit.

These financial instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Management evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit, if deemed necessary by the Corporation, is based on management’s credit evaluation of the counter-party. Collateral held varies, but may include accounts receivables, inventories, premises and equipment, residential real estate and income producing commercial properties.

Standby letters of credit are irrevocable conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily used to support clients’ business trade transactions and may require payment of a fee. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Management assesses the borrower’s credit to determine the necessary collateral. Since the conditions requiring the Bank to fund letters of credit may not occur, the Corporation expects its liquidity requirements to be less than the total outstanding commitments.

51.

The following is a summary of commitments to extend credit (in thousands) at year-end:

	2015	2014
Commitments to extend commercial credit	$24,876	$25,398
Commitments to extend consumer credit	11,172	11,293
Standby letters of credit	12	47
	$36,060	$36,738

Fixed rate	$10,959	$9,223
Variable rate	25,101	27,515
	$36,060	$36,738

At year-end 2015, the fixed rate commitments had a range of interest rates from 2.18% to 25.00%, with a weighted average term to maturity of 33.7 months. At year-end 2014, the fixed rate commitments had a range of interest rates from 2.18% to 25.00%, with a weighted average term to maturity of 38.3 months.

NOTE 16   REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements will initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the banks must meet specific capital guidelines that involve quantitative measures of the banks’ assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators regarding components, risk weighting and other factors.

In measuring the adequacy of capital, assets are generally weighted for risk. Certain assets, such as cash and U.S. government securities, have a risk weighting of 0%. Others, such as commercial and consumer loans, are risk weighted at 100%. Risk weightings are also assigned for off-balance sheet items such as loan commitments. The various items are multiplied by the appropriate risk-weighting to determine risk-adjusted assets for the capital calculations. For the leverage ratio, average quarterly assets are used and are not risk-weighted.

If an institution fails to remain well-capitalized, it will be subject to a series of restrictions that increase as the capital condition worsens. For instance, federal law generally prohibits a depository institution from making any capital distribution, including the payment of a dividend or paying any management fee to its holding company, if the depository institution would be undercapitalized as a result. Undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to limitations, and are required to submit a capital restoration plan for approval, which must be guaranteed by the institution’s parent holding company. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

In December 2010, the Basel Committee on Banking Supervision issued final rules to global regulatory standards on bank capital adequacy and liquidity (commonly referred to as “Basel III”) previously agreed on by the Group of Governors and Heads of Supervision (the oversight body of the Basel Committee). U.S. federal banking agencies adopted final rules during 2013 to bring U.S. banking organizations into compliance with Basel III. The new rules were effective for the Bank beginning January 1, 2015, subject to a phase-in period for certain provisions extending through January 1, 2019. Under the new rules the Bank will be subject to new capital requirements that include:

•	Creation of a new required ratio for common equity Tier 1 (“CET 1”) capital.

•	An increase to the minimum Tier 1 capital ratio.

•	Changes to risk-weightings of certain assets for purposes of the risk-based capital ratios.

..

52.

•	Creation of an additional capital conservation buffer in excess of the required minimum capital ratios.

•	Changes to what qualifies as capital for purposes of meeting these capital requirements.

Under the new rules, the Bank will be required to maintain additional levels of Tier 1 common equity over the minimum risk-based capital levels before it may pay dividends or pay discretionary bonuses. Under Basel III, the Bank will be required to maintain a minimum CET1 ratio of 4.5% of risk-weighted assets. CET1 consists of common stock, related surplus and retained earnings less certain deductions that primarily include goodwill, other intangible assets and deferred tax assets. These deductions to CET1 will be phased-in over a four-year period beginning at 40% on January 1, 2015 and an additional 20% per year thereafter. The minimum Tier 1 capital ratio increased to 6% from 4%, while the total capital ratio and leverage ratio remained unchanged at 8% and 4%, respectively. Changes to risk-weighted assets include: (i) 150% risk weighting for non-residential mortgage loans past due more than 90 days or classified as nonaccrual; (ii) 150% risk weighting (from 100%) for certain high volatility commercial real estate acquisition, development and construction loans; (iii) a 20% (from 0%) credit conversion factor for the unused portion of commitments with an original maturity of one year or less (except those unconditionally cancellable by the Bank); and, (iv) a 250% (from 100%) risk weighting for mortgage servicing and deferred tax assets that are not deducted from CET1.

In order to avoid restrictions on distributions, including dividend payments and discretionary bonus payments to its executives, the Bank will be required to maintain a capital conservation buffer of an additional 2.5% of risk-weighted assets once fully phased in. The capital conservation buffer is designed to create incentives for banking organizations to conserve capital during periods of economic stress. The addition of the capital conservation buffer effectively results in minimum ratios of 7%, 8.5% and 10.5% for CET1, Tier 1 capital and total capital, respectively, in order to avoid restrictions on distributions and discretionary bonus payments to executives. The capital conservation buffer is set to be phased in over a four year period beginning in 2016 by increments of 0.625% annually until reaching 2.5%. The capital conservation buffer does not apply to the Tier 1 leverage ratio.

Under the new capital rules, the effects of certain accumulated other comprehensive income items included in capital (primarily unrealized gains and losses on available for sale investment securities) are not excluded; however, banks with less than $250 billion in assets were permitted to make a one-time permanent election to continue excluding these items comparable to their prior treatment. The Bank made this election in order to avoid potentially significant fluctuations in its capital levels which can occur from the impact of changing market interest rates on the fair value of the Corporation’s investment securities portfolio.

Consistent with the objective of operating a sound financial organization, the Corporation’s goal is to maintain capital ratios well above the regulatory minimum requirements. At December 31, 2015 actual capital levels and the new regulatory minimum required levels for the Bank were as follows:

			Minimum Required		Minimum Required
			For Capital		To Be Well
(In thousands)	Actual		Adequacy Purposes		Capitalized
December 31, 2015	Amount	Ratio	Amount	Ratio	Amount	Ratio

Common equity Tier 1 risk-based capital [1]	$35,381	11.8%	$13,511	4.5%	$19,516	6.5%

Tier 1 risk-based capital [1]	$35,381	11.8%	$18,015	6.0%	$24,020	8.0%

Total risk-based capital [1]	$39,135	13.0%	$24,020	8.0%	$30,025	10.0%

Tier 1 leverage capital [2]	$35,381	10.6%	$13,383	4.0%	$16,729	5.0%

53.

At December 31, 2014 actual capital levels and minimum required levels for the Bank were as follows: (Minimum required levels in effect at year-end 2014)

			Minimum Required		Minimum Required
			For Capital		To Be Well
(In thousands)	Actual		Adequacy Purposes		Capitalized
December 31, 2014 [3]	Amount	Ratio	Amount	Ratio	Amount	Ratio

Tier 1 risk-based capital [1]	$33,154	11.8%	$11,216	4.0%	$16,824	6.0%

Total risk-based capital [1]	$36,667	13.1%	$22,431	8.0%	$28,039	10.0%

Tier 1 leverage capital [2]	$33,154	10.1%	$13,169	4.0%	$16,461	5.0%

1 Common equity Tier 1 risk-based, Tier 1 risk-based, and Total risk-based capital ratios are computed by dividing a bank’s common equity Tier 1 capital, Tier 1 capital or Total capital, as defined by regulation, by a risk-weighted sum of the bank’s assets, with the risk weighting determined by general standards established by regulation. The safest assets (e.g. government obligations) are assigned a weighting of 0% with riskier assets receiving higher ratings (e.g. ordinary commercial loans are assigned a weighting of 100%).

2 Tier 1 leverage capital ratio is computed by dividing a bank’s Tier 1 capital, as defined by regulation, by its total quarterly average assets.

3 Common equity Tier 1 risk-based capital: not applicable in 2014.

Based on the most recent notifications from its regulators at December 31, 2015 and 2014, the Bank was categorized as “well-capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since its latest notification that management believes would affect the Bank’s “well-capitalized” status.

Dividend payments to the holding company by its subsidiaries are subject to regulatory review and statutory limitations and, in some instances, regulatory approval. Dividends paid by the Bank are the primary source of funds available to the Corporation for payment of dividends to shareholders and for other working capital needs. Ohio law prohibits the Bank, without the prior approval of the Ohio Division of Financial Institutions, from paying dividends in an amount greater than the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years. The payment of dividends by any financial institution or its holding company is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be under-capitalized. As described above, the Bank exceeded its minimum capital requirements under applicable guidelines at year-end 2015. The amount of dividends available to the Corporation from the Bank at December 31, 2015, was approximately $15,115,000.

NOTE 17   RELATED PARTY TRANSACTIONS

At December 31, 2015 and 2014, the Corporation had loan commitments outstanding to executive officers, directors, significant stockholders and their affiliates (related parties). In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features. Such loans are summarized below.

2015
(In thousands)
Aggregate balance – January 1	$2,006
New loans and advances	0
Change in status	0
Payments	(139)
Ending balance	$1,867

54.

Deposit accounts of directors and executive officers of the Corporation totaled $5,337,000 and $5,260,000 at December 31, 2015 and 2014, respectively.

NOTE 18   FAIR VALUES AND MEASUREMENTS OF FINANCIAL INSTRUMENTS

The Corporation records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities available for sale, trading securities, mortgage loans held for sale and derivative instruments are carried at fair value on a recurring basis. Fair value measurements are also utilized to determine the initial value of certain assets and liabilities, to perform impairment assessments and for disclosure purposes. The Corporation uses quoted market prices and observable inputs to the maximum extent possible when measuring fair value. In the absence of quoted market prices, various valuation techniques are utilized to measure fair value. When possible, observable market data for identical or similar financial instruments are used in the valuation. When market data is not available, fair value is determined using valuation models that incorporate management’s estimates of the assumptions a market participant would use in pricing the asset or liability.

Fair value measurements are classified within one of three levels based on the observability of the inputs used to determine fair value, as follows:

•	Level 1 – The valuation is based on quoted prices in active markets for identical instruments.

•	Level 2 – The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 – The valuation is based on unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies or similar techniques that incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

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

Evaluators apply this information to bond sectors, and individual bond evaluations are then extrapolated. Within a given sector, evaluators have the ability to make daily spread adjustments for various attributes that include, but are not limited to, discounts, premiums, credit, alternative minimum tax (AMT), use of proceeds and callability. Analysts evaluate municipal securities backed by insurance, letters of credit, etc. When a municipal bond obtains insurance or other credit enhancements, a public rating is usually applied to the bond that is equal to the higher of (i) the published underlying rating or (ii) the rating of the bond insurer, guarantor, or other credit enhancing entity’s rating. Certain insured bonds with no published underlying ratings may receive an internal credit assessment. Evaluators may use internal credit ratings as an input in the evaluation process. The weight placed on internal credit ratings in the evaluation process may vary from one municipal security to another depending on the availability of other market data.

55.

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

U.S. government and federal agencies and mortgage-backed securities

For agency/CMOs, depending upon the characteristics of a given tranche, a volatility-driven, multi-dimensional spread table based, single cash flow stream model or an option-adjusted spread (OAS) model is used. If call information is available, the pricing model computes both a yield to call and a yield to maturity to derive an evaluated price for the bond by assuming the most probable scenario. Alternatively, the evaluator may utilize market conventions if different from model-generated assumptions.

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

1	Cash flows are generated with the deal files to determine principal and interest payments along with an average life.

2	Spreads/yields are determined for non-volatile fixed and floating-rate issues:

•	For agency/GSE CMOs, the model takes the average life for each tranche and matches it to the yield of the nearest point on either the swap curve or the “I” Treasury curve. It then uses that benchmark yield as the base yield.

•	Floating-rate issues are evaluated by a discount margin (DM) calculation. The DM measures the difference between the yield of the issue (at an assumed speed and current index) and the current value of the index over which the security resets.

3	Spreads are based on tranche characteristics such as average life, tranche type, tranche volatility, underlying collateral and the performance of the collateral and prevailing market conditions. Floating-rate issues take life caps into account.

4	The appropriate tranche spread or DM is applied to the corresponding benchmark. This value is then used to discount the cash flows to generate an evaluated price.

56.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

	Fair Value Measurements Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
(In thousands)	(Level 1)	(Level 2)	(Level 3)	Balance
December 31, 2015
Assets
U.S. government agency securities	$0	$2,518	$0	$2,518
State and political subdivisions, AFS	0	4,232	0	4,232
State and political subdivisions, HTM	0	0	666	666
Mortgage-backed securities	0	1,961	0	1,961
Total Assets	$0	$8,711	$666	$9,377

Liabilities	$0	$0	$0	$0

December 31, 2014
Assets
U.S. government agency securities	$0	$1,965	$0	$1,965
State and political subdivisions	0	6,596	0	6,596
Mortgage-backed securities	0	2,466	0	2,466
Total Assets	$0	$11,027	$0	$11,027

Liabilities	$0	$0	$0	$0

Securities characterized as having Level 2 inputs generally consist of obligations of U.S. government and federal agencies, government-sponsored organizations and obligations of state and political subdivisions. There were no transfers in or out of Levels 1 and 2 for the year ended December 31, 2015.

The Corporation also has assets that, under certain conditions, are subject to measurement at fair value on a non-recurring basis. These assets consist primarily of impaired loans and other real estate owned (“OREO”).

The following table presents the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

		Fair Value Measurements Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
(In thousands)	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2015
Impaired loans	$4,796	$0	$0	$4,796
Real estate acquired through foreclosure	193	0	0	193

December 31, 2014
Impaired loans	$5,526	$0	$0	$5,526
Real estate acquired through foreclosure	2,255	0	0	2,255

57.

The fair value of impaired loans were primarily measured based on the value of the collateral securing these loans. Impaired loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable. The Corporation determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be further discounted based on management’s historical knowledge, changes in market conditions from the date of the most recent appraisal and/or management’s expertise and knowledge of the customer and the customer’s business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Impaired loans are subject to non-recurring fair value adjustments to reflect: (1) partial write-downs that are based on the observable market price or current appraised value of the collateral, or (2) the full charge-off of the loan carrying value. Included in the impaired balance at December 31, 2015 were troubled debt restructured loans with a balance of $4,349,000 and with specified reserves of $76,000.

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, based on the current appraised value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Management has determined fair value measurements on other real estate owned primarily through evaluations of appraisals performed and current and past offers for the other real estate under evaluation. Due to the nature of the valuation inputs, foreclosed assets held for sale are classified within Level 3 of the valuation hierarchy.

Appraisals of other real estate owned are obtained when the real estate is acquired and subsequently as deemed necessary by management. Appraisals are reviewed for accuracy and consistency by the Bank’s credit risk department and are selected from the list of approved appraisers maintained by management. Appraisals are sometimes further discounted based on management’s expertise and knowledge of the customer and the customer’s business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less costs to sell, a loss is recognized in noninterest expense. Additionally, any operating costs incurred after acquisition are also expensed.

The following tables present the fair value measurements of financial instruments and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

			Fair Value Measurements Using
			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
(In thousands)			Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
December 31, 2015	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Cash equivalents and federal funds sold	$18,895	$18,895	$18,895	$0	$0
Securities available for sale	8,711	8,711	0	8,711	0
Securities held to maturity	666	666	0	0	666
Other investment securities	2,209	2,209	0	0	2,209
Loans, net of allowance for loan loss	293,072	306,704	0	0	306,704
Accrued interest receivable	1,302	1,302	0	0	1,302

Financial Liabilities:
Noninterest-bearing deposits	$(55,574)	$(55,574)	$(55,574)	$0	$0
Interest-bearing deposits	(147,994)	(147,994)	0	(147,994)	0
Time deposits	(93,058)	(92,370)	0	(92,370)	0
FHLB advances	(6,574)	(5,893)	0	(5,893)	0
Accrued interest payable	(45)	(45)	0	0	(45)

58.

			Fair Value Measurements Using
			Quoted Prices	Significant
			In Active	Other	Significant
(In thousands)			Markets for	Observable	Unobservable
	Carrying	Estimated	Identical Assets	Inputs	Inputs
December 31, 2014	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Cash equivalents and federal funds sold	$27,151	$27,151	$27,151	$0	$0
Securities available for sale	11,027	11,027	0	11,027	0
Other investment securities	2,209	2,209	0	0	2,209
Loans, net of allowance for loan loss	275,025	291,274	0	0	291,274
Accrued interest receivable	1,334	1,334	0	0	1,334

Financial Liabilities:
Noninterest-bearing deposits	$(50,350)	$(50,350)	$(50,350)	$0	$0
Interest-bearing deposits	(142,022)	(142,022)	0	(142,022)	0
Time deposits	(106,399)	(106,283)	0	(106,283)	0
FHLB advances	(1,692)	(1,374)	0	(1,374)	0
Accrued interest payable	(51)	(51)	0	0	(51)

The following describes the valuation methodologies used by management to measure financial assets and liabilities at fair value on a recurring basis as recognized in the Corporation’s accompanying balance sheets as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

•	Cash equivalents and federal funds sold - The carrying value of cash, amounts due from banks and federal funds sold assumed to approximate fair value.

•	Investment securities – Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy.

•	Other investment securities – principally consists of investments in Federal Home Loan Bank stock, which has limited marketability and is carried at cost.

•	Loans – The loan portfolio includes adjustable and fixed rate loans, the fair value of which is estimated using discounted cash flow analyses. To calculate discounted cash flows, the loans are aggregated into pools of similar types and expected repayment terms. The expected cash flows are based on historical prepayment experiences and estimated credit losses for non-performing loans and are discounted using current rates at which similar loans would be made to borrowers with similar credit ratings and similar remaining maturities. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

•	Accrued interest receivable – The carrying value of accrued interest receivable approximates fair value due to the short-term duration.

•	Noninterest-bearing deposits – The fair value of noninterest-bearing demand deposits, which have no stated maturity, are considered equal to their carrying amount, representing the amount payable on demand.

•	Interest-bearing deposits – The fair value of demand, money market and savings deposits, which have no stated maturity, are considered equal to their carrying amount, representing the amount payable on demand.

•	Time deposits – The fair value for fixed rate time deposits is estimated using a discounted cash flow calculation that applies interest rates currently being offered for time deposits with similar terms and similar remaining maturities.

59.

•	FHLB advances – The fair value of long-term debt is estimated using a discounted cash flow calculation which utilizes the interest rates currently offered for borrowings of similar remaining maturities.

•	Accrued interest payable – The carrying value of accrued interest payable approximates fair value due to the short-term duration.

•	Other financial instruments – The fair value of other financial instruments, including loan commitments and unused letters of credit, is based on discounted cash flow analysis and is not material.

In 2015, the Corporation purchased a municipal bond which was determined to be a Level 3 asset. Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2015 are as follows:

December 31, 2015	Municipal Bonds
(In thousands)
Beginning balance – January 1, 2014	$0
Purchases	740,000
Principal payments	74,000
Ending balance – December 31, 2015	$666,000

The fair value of the municipal bond at December 31, 2015 was determined primarily based on level 3 inputs. The Corporation estimates the fair value of this investment based on the par value of the security.

Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 assets and liabilities.

There was no unrealized gain or loss for the Level 3 assets held by the Corporation at December 31, 2015, as the book value of the asset approximates fair value.

NOTE 19   EARNINGS PER SHARE

Weighted average shares used in determining basic and diluted earnings per share for the year ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Weighted average shares outstanding during the period	1,198,532	1,186,439	1,175,220
Dilutive effect of stock options	23,888	19,908	13,169
Weighted average shares considering dilutive effect	1,222,420	1,206,347	1,188,389

Anti-dilutive stock options not considered in computing diluted earnings per share	0	1,000	10,950

60.

NOTE 20   PARENT CORPORATION STATEMENTS

The following are condensed financial statements of Commercial Bancshares, Inc.

CONDENSED BALANCE SHEETS

December 31, 2015 and 2014

(In thousands)

	2015	2014
ASSETS
Cash on deposit with subsidiary	$96	$407
Investment in common stock of subsidiaries	35,547	33,415
Other assets	564	500
Total assets	$36,207	$34,322

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities	$71	$96
Shareholders’ equity	36,136	34,226
Total liabilities and shareholders’ equity	$36,207	$34,322

CONDENSED STATEMENTS OF INCOME

Years ended December 31, 2015, 2014 and 2013

(In thousands)

	2015	2014	2013
INCOME
Dividends from Bank subsidiary	$1,310	$843	$718
Total income	1,310	843	718

EXPENSES
Professional fees	33	48	35
Other	117	96	102
Total expenses	150	144	137

Tax benefit	(51)	(49)	(46)
Income before equity in undistributed earnings of subsidiaries	1,211	748	627
Equity in undistributed earnings of subsidiaries	2,214	2,548	2,428

NET INCOME	$3,425	$3,296	$3,055

61.

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, 2015, 2014 and 2013

(In thousands)

	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,425	$3,296	$3,055
Adjustments to reconcile net income to net cash from operating activities
Equity in undistributed earnings of subsidiaries	(2,214)	(2,548)	(2,428)
Stock-based compensation	164	127	96
Other	(339)	(20)	(39)
Net cash provided by operating activities	1,036	855	684

CASH FLOWS FROM INVESTING ACTIVITIES
Downstream cash to subsidiary	(17)	0	0
Capital Infusion from subsidiary	250	0	0
Net cash provided by investing activities	233	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Treasury stock issued for deferred compensation plan	0	61	69
Treasury stock issued under stock option plans	26	33	12
Common stock issued for deferred compensation plan	143	40	0
Common stock issued for stock option plans	47	12	0
Purchase treasury stock	(736)	0	0
Cash dividends paid	(1,060)	(843)	(718)
Net cash used in financing activities	(1,580)	(697)	(637)

Net change in cash	(311)	158	47
Cash at beginning of period	407	249	202
Cash at end of period	$96	$407	$249

NOTE 21   QUARTERLY INFORMATION (Unaudited)

The following quarterly information (in thousands, except per share data) is provided for the three-month periods ending as follows:

2015	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,532	$3,704	$3,654	$3,666
Total interest expense	225	219	214	216
Net interest income	$3,307	$3,485	$3,440	$3,450
Provision for loan losses	(4)	57	86	49
Net income	$773	$821	$945	$886

Basic earnings per common share	0.65	0.68	0.79	0.74
Diluted earnings per common share	0.63	0.67	0.77	0.73

2014	March 31,	June 30,	September 30,	December 31,
Total interest income	$3,504	$3,569	$3,715	$3,693
Total interest expense	224	215	215	228
Net interest income	$3,280	$3,354	$3,500	$3,465
Provision for loan losses	151	110	26	22
Net income	$759	$865	$859	$813

Basic earnings per common share	0.64	0.73	0.72	0.69
Diluted earnings per common share	0.63	0.72	0.71	0.67

62.

SHAREHOLDER INFORMATION

The common stock of the Company is not listed on any stock exchange. While there is no established public trading market for our common stock, our shares are currently quoted in the inter-dealer quotation or “over-the-counter” marketplace using the trading symbol “CMOH.” The Company’s stock trades principally on the OTCQX, which is operated by OTC Markets Group, Inc. (formerly Pink OTC Markets, Inc.). Trading on the OTCQX market is limited to companies that satisfy certain financial standards, are current in their required disclosures with the SEC or U.S. banking regulator, and are sponsored by a professional third-party investment bank or attorney meeting the criteria of an OTCQX Advisor.

	Dividends
2015	Declared	Low Bid	High Bid
Three months ended March 31	$0.190	$27.30	$28.55
Three months ended June 30	0.190	26.26	27.50
Three months ended September 30	0.250	26.57	30.00
Three months ended December 31	0.250	28.25	32.00

	Dividends
2014	Declared	Low Bid	High Bid
Three months ended March 31	$0.165	$22.30	$25.38
Three months ended June 30	0.165	23.75	24.59
Three months ended September 30	0.190	24.25	29.00
Three months ended December 31	0.190	26.75	29.00

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those reported prices. Because of the lack of an established market for the Corporation’s stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 1,209,788 outstanding shares of common stock held by approximately 1,410 shareholders as of December 31, 2015. The Corporation paid cash dividends in March, June, September and December totaling $0.88 per share in 2015 and $0.71 per share in 2014.

For a discussion of certain regulatory restrictions limiting the payment of dividends, please see Note 16 to the audited financial statements provided herewith.

63.

COMMERCIAL BANCSHARES, INC.

DIRECTORS EMERITUS

Edwin G. Emerson

Frederick Reid

William E. Ruse

Richard A. Sheaffer

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

Susan E. Brown, Senior Vice President, Chief Retail Banking Officer

Scott A. Oboy, Executive Vice President, Chief Financial Officer

Steven M. Strine, Executive Vice President, Chief Lending Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

Registrar and Transfer Company

Attn: Investor Relations

10 Commerce Drive

Cranford, NJ 07016

1-800-368-5948

E-Mail: info@rtco.com

Website: www.rtco.com

ANNUAL MEETING

The annual shareholders’ meeting will be held Thursday, May 19, 2016 at 4:30 p.m. in the main office of the Commercial Savings Bank, 118 South Sandusky Avenue, Upper Sandusky, Ohio.

64.

COMMERCIAL BANCSHARES, INC.

BOARD OF DIRECTORS

Stanley K. Kinnett – Chairman	President and CEO, Dixie-Southern
Bradenton, Florida

Daniel E. Berg – Vice Chairman	Director of Operations, Tower International
Livonia, Michigan

Robert E. Beach	President and CEO of Commercial
Bancshares, Inc. and the Commercial
Savings Bank, Upper Sandusky, Ohio

J. William Bremyer	Foot and Ankle Surgery
Mercy Health Systems, Tiffin, Ohio
Blanchard Valley Medical Center, Findlay, Ohio

Lynn R. Child	Chairman and Co-Founder, CentraComm
Communications, Ltd., and CEO, Aardvark, Inc.
Findlay, Ohio

Mark Dillon	President and CEO, Fairborn USA, Inc.
Upper Sandusky, Ohio

Deborah J. Grafmiller	State Certified General Appraiser
Professional Appraisal Services
Findlay, Ohio

Kurt D. Kimmel	President/Co-owner, Kimmel Cleaners, Inc.
Upper Sandusky, Ohio

Lee M. Sisler	President, Sisler and Associates
Marion, Ohio

65.